

Rio Tinto

Annual Report 2025

Many of our operations are located on land and waters that have belonged to Indigenous and land-connected Peoples for thousands of years. We respect their ongoing deep connection to, and their vast knowledge of, the land, water and environment. We pay our respects to Elders, both past and present, and acknowledge the important role Indigenous and land-connected Peoples play within communities and our business.

Contents

On the cover: Bauxite stockpiles at Weipa Operations, Australia.

Our 2025 reporting suite

Scan the QR code or visit riotinto.com/reports

2025 at a glance

A stronger, sharper and simpler way of working, to deliver leading returns.

The world needs mining, and it needs mining done the right way. Demand for the metals and minerals we produce is rising, driven by population growth, economic development and the energy transition. At Rio Tinto, we're committed to providing these materials safely, sustainably, and in a capital disciplined way, and to sharing the value we create with our stakeholders. Now we're sharpening our strategic focus, so we can seize the opportunities ahead, and become the most valued metals and mining business.

Fatalities at managed operations

1

(2024: 5)

All-injury frequency rate

0.37

(2024: 0.37)

Women in our workforce[1]

26.2%

(2024: 25.2%)

Employee satisfaction score from our Q4 People Survey

74

(Q4 2024: 74)

Gross Scope 1 and 2 greenhouse gas emissions (adjusted equity basis)

31.5 Mt CO_2e

(2024: 31.7 Mt CO_2e)

Profit after tax attributable to owners of Rio Tinto[2]

$10.0bn

(2024: $11.6bn)
(net earnings)

Net cash generated from operating activities

$16.8bn

(2024: $15.6bn)

Underlying EBITDA[3]

$25.4bn

(2024: $23.3bn)

Total dividend per share

402 cents

(2024: 402 cents)

2025 consolidated sales revenue: $57.6bn (2024: $53.7bn)

By destination


2025
57
17
6
6
3
3
3
2
3
2024
57
17
7
5
3
4
3
2
2
Greater China
US
Japan
Europe
Other Asia
South Korea
Canada
Australia
Other

By reportable segment (%)


2025
29
23
48
2024
25
17
58
Aluminium & Lithium
Copper
Iron Ore

Aluminium & Lithium

Underlying EBITDA

$4.6bn

(2024: $3.6bn)[4]

Aluminium

Rio Tinto share of production

3,380 kt

(2024: 3,296 kt)

Bauxite

Rio Tinto share of production

62.4 Mt

(2024: 58.7 Mt)

Lithium

Rio Tinto share of production[5]

57 kt

(2024: NA)

Copper

Underlying EBITDA

$7.4bn

(2024: $3.4bn)

Copper

Consolidated basis of production

883 kt

(2024: 793 kt)

Iron Ore

Underlying EBITDA

$15.2bn

(2024: $17.0bn)[4]

Pilbara iron ore

100% basis of production

327.3 Mt

(2024: 328.0 Mt)

1. Based on managed operations (excludes the Group's share of non-managed operations and joint ventures) as of 31 December of the relevant year. Includes legacy Arcadium Lithium employees for 2025 only.
2. All financial values in this Annual Report are presented in US dollars unless otherwise stated.
3. Underlying EBITDA is a non-IFRS (International Financial Reporting Standards) measure. A definition of underlying EBITDA and a reconciliation to its closest IFRS measure is presented in note 1 (page 171).
4. Comparative information has been adjusted to reflect the organisational changes described in note 1 (page 170) for details.
5. Q1 2025 lithium carbonate equivalent (LCE) production from Arcadium was 17 kt, of which 6 kt was produced since completion of the acquisition in March. Accordingly, of the 57 kt LCE production in 2025, 46 kt was attributable to Rio Tinto.

For more information on our product groups' performance, see pages 26-31.

Beginning a new chapter

2025 marks the start of a new era for Rio Tinto. We welcomed Simon Trott as Chief Executive, and outlined our intentions for our next phase: unlocking significant value from our portfolio, through operational performance and financial discipline, and by capitalising on the energy transition.

We are building on strong foundations, with fresh momentum, and making fundamental changes to how we operate. With these improvements, our aim is to move faster, make better decisions and perform at our best.

We're exploring in 15 countries, and have a rich and diverse pipeline of options for the future. By concentrating on the most compelling opportunities, and building a stronger, more streamlined and efficient business, we can invest in profitable future growth.

Above all, we will do this with safety, and with respect for the environment, communities, Indigenous Peoples and other stakeholders as our key priorities. We are building a values-driven performance culture where our employees feel accountable to deliver great outcomes, guided by care, courage and curiosity.

We have clear opportunities to do better, and to improve both our safety and operational performance. So we are making changes today to ensure we're in the best shape possible to meet the demands of the future.

Why invest in Rio Tinto

Our mission is to make Rio Tinto the **most valued** metals and mining business. Most valued by our **shareholders**, by our **employees**, **customers** and **partners**, and by the **communities** where we operate.

To create a stronger business, we are taking immediate action in **3 areas** for our shareholders:

- To simplify and sharpen our focus on performance - we have already announced $650m in annualised productivity benefits, and we're targeting significantly more
- To deliver and ramp up our major growth projects, with 3% compound annual growth rate (CAGR) increase in copper equivalent production from 2024 to 2030
- To release $5-10bn in cash from our asset base.

10-year record

of paying out 60% of underlying earnings as dividends

Our strengths

Our world-class assets and increasingly diversified portfolio drive resilience and position us to adapt to a changing and opportunity-rich world.

We have an attractive pipeline of growth options in future-facing commodities, and we're focusing on bringing the best to fruition. Our project delivery capabilities are industry-leading, and we intend to realise the most compelling of our growth opportunities, on time and on budget. Partnerships with customers and other industry stakeholders are both a strength and an enabler, as we develop and operate our assets. Our experience at the Simandou iron ore project in Guinea, for example, has demonstrated the value such partnerships bring.

We have a strong balance sheet, and we're focusing on improving our cost discipline further. Our Safe Production System aims to transform how we operate our assets, manage performance, and develop and empower our people. With a stronger focus on safety and reliability, we are driving efficiency across our assets.

Our commitments and results

People and safety come first, and we are redoubling our efforts to eliminate fatalities.

We believe good corporate governance supports high standards of business conduct and helps ensure the long-term success of our business – and our Board is structured to uphold this.

We are investing in the future, in accordance with our disciplined investment approach to organic growth. We are on track for a ~20% increase in copper equivalent production from 2024 to 2030, with multiple options to extend our growth into the following decade. In our Lithium business, for example, our focus is on delivering our in-flight projects on time and on budget, towards 200 kt lithium carbonate equivalent capacity by 2028.

We have delivered resilient earnings through cycles, and are committed to consistent shareholder returns as we grow. Our policy seeks to return 40% to 60% of our underlying earnings, on average through the cycle, as dividends.

For more information see riotinto.com/invest

Rio Tinto across the world

We have 61,000[1] employees working across 34[2] countries on 6 continents, and 3 world-class businesses driving our performance and growth: Aluminium & Lithium, Copper and Iron Ore.

Aluminium & Lithium brings together businesses with extensive mining and downstream processing capabilities. It combines aluminium operations in the Pacific and Atlantic regions with lithium global operations and growth projects in Argentina, Canada and Chile.

Our **Copper** group is well positioned to capitalise on the global energy transition, with operations in Chile, Mongolia and the US, and future options including projects and partnerships in Australia, Chile, Peru and the US.

Iron Ore combines our operations in Western Australia and Canada, and will integrate the Simandou project in Guinea once fully operational, creating a global iron ore business.

Our Borates and Iron & Titanium businesses have been placed under strategic review and report into our Chief Commercial Officer.



Operations and projects[3]

Aluminium	Mines
Lithium[4]	Projects
Copper	Smelters, refineries, processing plants, and power and shipping facilities remote from mine
Iron Ore	
Other[5]	○☆□ Non-managed operations

1. This represents the average number of employees for the year, including the Group's share of non-managed operations and joint ventures, rounded to the nearest thousand. Refer to page 209 for more information.
2. Includes our mines and production facilities, main exploration activities and countries where we have a significant presence through activities including research and development, commercial, sales, and corporate functions.
3. The map indicates the location of our global operations and projects, however it does not identify all individual facilities included in an operation. It does not include our offices, research and development centres, and some processing and shipping facilities. The dots on the map are indicative and in some locations we have more assets than visually represented due to the size of the map. For more detail, see the Mines and production facilities section on pages 304-324. Management responsibility for the Simandou iron ore project in Guinea during the build phase of the project falls under the Chief Safety & Technical Officer and is outside of reportable segments until completion of the project. On completion, the project will transfer to the Iron Ore product group.
4. The Lithium projects in Chile are subject to regulatory approval and final execution.
5. Includes the Borates and Iron & Titanium businesses, which were placed under strategic review during 2025, with the Diamonds business now presented outside of our product group structure as it is managed by the Chief Commercial Officer.

For more information on our operating model, see page 8.
For more on our mines and production facilities, Mineral Resources and Ore Reserves around the world, see pages 278 to 303.

Chair's statement



I believe that Rio Tinto is well on its way to becoming the most valued metals and mining business. Over 2025, we executed some of the most technically challenging mining projects on Earth. We forged and reinforced extraordinary partnerships and moved decisively into a decade of delivery and growth.

I begin this report by recognising, with great sadness, the death of a colleague at the SimFer site in Guinea on 14 February. This tragedy follows the death of Mohamed Camara in August at the same site, a loss that was felt deeply across the business. We hold both teammates' families, friends and colleagues in our thoughts, along with all those affected. We have taken immediate action to understand the causes of both tragedies and we will continue to strengthen our practices to ensure our people's safety.

In a further 12 months characterised by geopolitical volatility and rapid technological progress, one truth became increasingly clear: now, more than ever, the world needs mining. The materials we provide not only fuel modern life but also enable underlying infrastructure for the technology revolution and energy transition. And volatility and fragmentation has increased the imperative and awareness of the need for critical minerals.

In the second half of last year, the Board appointed Simon Trott to lead Rio Tinto as Chief Executive. He succeeds Jakob Stausholm, who was instrumental in rebuilding trust with our key stakeholders and prepared the ground for our future growth, both strategically and culturally. The Board is deeply grateful to Jakob for his leadership and service.

Mining at its best

In this next phase for Rio Tinto, the Board and leadership team have focused on implementing a stronger, sharper and simpler way of working across the business.

Our strong operating performance over the year shows that we are building on a firm foundation. And over 2025, I saw first-hand the strong progress being made at many of our sites as we deliver on this work.

At Oyu Tolgoi in Mongolia, I witnessed how we are extending the frontiers of mining technology. Here, we are ramping up copper production from an orebody more than 1,300 metres underground and comparable in size to Manhattan.

That same operational excellence was evident at our lithium sites in Argentina. There, I saw our progress in supplying customers with high-quality, battery-grade lithium carbonate.

In Canada, I met the teams operating our technologically advanced aluminium smelters in Quebec. I also spent time with colleagues who are driving efficiency-boosting innovations in our iron ore business in Quebec and Labrador.

And across the year, I saw time and again, Rio Tinto's ability to build strong and meaningful partnerships.

In November, I joined the celebrations to mark first ore at Simandou in Guinea. This massive achievement was made possible by a unique partnership, consisting of the Government of Guinea, Chinalco, Baowu and WCS. Beyond the mine, the project delivers a major new source of high-grade iron ore to the world, a more than 620-kilometre multi-use railway and world-class port facilities. Simandou also promises to bring vast potential economic benefits and could grow Guinea's GDP by up to 55% by 2030.

Responding to a changing world

I said in our *2024 Annual Report* that we are living in uncertain times and this has proved to be something of an understatement.

I am confident in our ability to navigate geopolitical challenges. Our agile response to US trade tariff volatility exemplified this capability. Equally, our diversified portfolio of world class assets, balance sheet strength and focus on operational excellence and project building enable us to respond to shifting demand in a more regionalised, protectionist world.

Climate change is another factor shaping how we operate. The massive cyclones in the Pilbara at the start of the year reminded us that extreme weather conditions can materially affect our operations. Against this backdrop, we believe our commitment to our decarbonisation targets, which we reaffirmed in our *2025 Climate Action Plan*, is both environmentally responsible and in our shareholders' long-term interests.

Our operations' benefits must be felt beyond the mine gate and within the communities who host us. Over 2025, we strengthened our social licence and relationships with Indigenous Peoples and communities.

In June, we opened the Western Range iron ore mine in Australia, which we developed with our joint venture partner China Baowu Group, in close collaboration with the Yinhawangka People. It showed what can be achieved through meaningful engagement with Traditional Owners in mine planning and development. We built on this milestone by updating 3 agreements with Pilbara Traditional Owners, reflecting modernised partnership expectations. While these agreements mark significant progress, we know there is still more to do.

Moving forward together

Our achievements in 2025 would not have been possible without our people. Across Rio Tinto, we continue to build a positive, values-driven performance culture, creating the right conditions for success. Our aim is for our people to feel safe, respected and accountable for their work, and confident that their voices and ideas are heard.

In turn, our colleagues' dedication is creating a Rio Tinto that is valued for how it performs, and the way it works with others. We look to the year ahead with optimism, as we build on our already strong momentum to deliver industry-leading shareholder returns and lasting value for our stakeholders.

My thanks, and that of the Board, go to our people, partners, customers, suppliers, investors, and governments, Indigenous Peoples and communities for their support throughout 2025.

Dominic Barton
Chair

19 February 2026

+ Follow Dominic on LinkedIn
linkedin.com/in/dominicsbarton

From the Chief Executive



In 2025, we launched a new era for Rio Tinto. This was a year defined by progress in implementing a stronger, sharper and simpler way of working, driven by our mission to become the most valued metals and mining business.

The past months have also reminded us, in the most sobering way, why safety is, and must always be, the foundation of everything we do. We were devastated by the death of a colleague at the SimFer site on 14 February. This loss follows the tragic death of Mohamed Camara at the site in August. Nothing is more important than the safety of everyone who works with us. We are determined to learn from these incidents and to do everything to ensure everyone goes home safe, every shift.

Unlocking Rio Tinto's potential

My 26 years with this business has shown me that when Rio Tinto is at its best, it is extraordinary.

In my first months as Chief Executive, my focus, with Rio Tinto's leadership team, has been on unlocking this potential. Our mission is to move Rio Tinto into a new era of delivery and growth, and become the most valued metals and mining business.

Our strategy begins with world-class assets in the right markets, which play to our competitive advantages of expertise, size and scale. It is enabled by our people, our strong social licence and partnerships with communities and stakeholders. It rests on the 3 priorities of a great metals and mining businesses: **operational excellence**, **project execution** and **capital discipline**.

Here are some of the actions we took under each of these priorities in 2025.

Clear accountabilities and faster decisions

Our immediate priority under **operational excellence** was the need to simplify the business' way of working. We instilled clearer accountabilities and reduced complexity, improving the pace and quality of decisions.

We moved from 4 product groups to 3, bringing Aluminium and Lithium together. We also introduced a new operating model that places decisions at the point of impact, supported by a smaller Executive Committee with depth and diversity of experience.

Already these efforts are delivering results. In December, we announced $650 million in annualised productivity benefits and savings, and we are targeting significantly more.

Crucially, our drive for operational excellence does not mean a trade-off between performance and safety, which go hand in hand. Over 2025, our Safe Production System, now deployed across all managed sites, continued to drive efficiencies and productivity, giving rise to some record production results.

Delivering world-class assets

In March, we completed the acquisition of Arcadium Lithium, establishing Rio Tinto as a leader in supplying energy transition materials, with one of the world's largest lithium resource bases.

In May, we announced plans to begin early works and conduct final engineering studies to increase production capacity at the Amrun bauxite mine in Far North Queensland. The Kangwinan project will involve building a new mine and expanding the existing port to almost double bauxite production from our Weipa Southern operations.

In June, in the Pilbara, we delivered Western Range on time and on budget. We also secured investment in the next tranche of projects that will sustain our Western Australian iron ore operations for decades to come.

In Mongolia, Oyu Tolgoi delivered record copper production as the underground ramp-up advanced. And in November, we marked the start of operations from Simandou in Guinea, achieved less than 2 years after major construction began. Simandou sets a new benchmark for how we deliver large projects, demonstrating that partnership is increasingly a Rio Tinto superpower.

Performance built on trust and discipline

The world needs mining, and mining done the right way. Our social licence is fundamental to our future business. Our plans for delivery and growth depend on earning our partners' trust.

Throughout 2025, we strengthened our relationships with investors, customers, governments, Indigenous Peoples and communities.

At Rio Tinto, we believe that when our values are embedded in the way we operate, our performance strengthens. The co-management agreement we signed in 2025 with the Puutu Kunti Kurrama and Pinikura (PKKP) Aboriginal Corporation reflects this approach and supports a lasting and trusted partnership. The agreement gives the PKKP People confidence that their heritage will be protected and Rio Tinto certainty for our operations and development.

Equally, strong performance requires firm financial foundations. **Capital discipline** is critical to converting our work into long-term value. That starts with a resilient balance sheet, rigorous capital allocation, and a clear focus on delivering leading returns to shareholders. In December, we announced plans to release $5 to $10 billion of cash from our asset base, as we direct resources to our most compelling opportunities.

The most valued metals and mining business

At our 2025 Capital Markets Day, I was asked what it means to be the most valued metals and mining business.

To me, this mission is defined by each group we serve: for investors, most valued means delivering strong returns. For our people, it means Rio Tinto is the place they most want to work. For our partners, for our customers, and for communities, most valued is about delivering on our promises and creating lasting positive impact.



Simon Trott
Chief Executive

19 February 2026

+ Follow Simon on LinkedIn
linkedin.com/in/simon-trott

Strategic context

We conduct deep analysis of external forces, geopolitical shifts and global trends to create scenarios, through which we develop and stress test our strategy. These scenarios explore potential futures for our industry and commodities, and inform our business model, portfolio, financial and operating decisions across the medium-and long-term horizon.

Our scenario approach

Our scenarios stress test our portfolio and investment decisions under alternative macroeconomic settings, to better understand opportunities, risks and mitigations. These scenarios are created collaboratively, combining Group-wide expertise with leading external assessment. We also test our analysis against consensus forecasts, to explore our level of conviction against the market, and identify emerging opportunities and risks.

Our **Conviction** scenario reflects what we anticipate will happen, rather than our aspiration, and translates our beliefs about the future into macroeconomic and environmental drivers.

This scenario envisages a period of increased geopolitical and industry fragmentation, characterised by global competition and frequent government intervention in key markets. Climate action will be non-linear and will fall short of the Paris goals, but the rising frequency of climate events and technological development will eventually galvanise significant progress.

We have adjusted scenario inputs and assumptions to reflect lower global growth projections, and delays in the pace of decarbonisation. However, these do not result in significant impacts on our overall business strategy, as we foresee robust traditional growth, energy addition and supply constraints continuing to underpin strong primary demand for our portfolio in the mid to long term.

Additional scenarios provide sensitivity analysis.

These include the following scenarios.

- Our **Resilience** scenario represents a lower-growth world, where prevailing geopolitical uncertainty, and populist and nationalist movements result in weaker governance, fragmented global trade, slower energy transition and less effective climate action.
- Our **Aspirational Leadership** scenario allows us to explore decisions in a world that remains on track to limit the global average temperature rise to 1.5°C (above pre-industrial levels) by 2100. This scenario envisages high economic growth, significant social change and accelerated climate action.

These scenarios allow us to examine the robustness of our investment decisions, identify opportunities for protecting against the downside, gauge against market conviction, and evaluate areas where we see upside potential beyond our peers.

For more information on our scenario analysis, see the Climate section on page 73.

Global trends

Three key global trends inform our long-run price forecasts and portfolio decisions.

Global economic development

- There is increasing regionalisation and protectionism, and desire for **supply security**, contributing to:
  - the rerouting of global trade routes
  - increasing military expenditure
  - increasing trade barriers.
- **Global economic growth prospects** over the next few decades are softening as the pace of global trade and investment slows.
- However, the **traditional growth drivers** of metals demand remain robust (ie population growth, industrialisation and urbanisation in emerging markets), with new drivers emerging (eg AI data centres, robotics).

Energy transition

- **Global electricity demand** continues to grow.
- Although timelines to net zero are slipping, **renewables** are an increasing share of energy supply, supported by their improved cost competitiveness relative to hydrocarbons.
- The **expansion of new power** generation, transmission, and distribution infrastructure is a significant driver for aluminium, copper and lithium.

Persistent supply constraints

- **Scrap** has consistently under-performed expectations, with lower demolition rates, longer life cycles and lower scrap recovery, creating additional requirements for primary supply.
- **Mine delivery timelines** continue to expand. Discovery rates are declining, and grades worsening. We see increasingly complex approval processes, higher environmental and social standards, and deeper orebodies requiring more complex engineering.
- **Supply growth is frequently more costly** than previously anticipated – increasing capital intensity is a challenge across the industry.

What these mean for our markets and commodities

- Continued **strong demand outlook** across our 4 commodities.
- Growth outlook for **energy transition-linked metals** remains strong.
- Positive upside for metals and mining companies with **diverse geographical footprints**, or trading capabilities, or both.
- **Price outlook** across our 4 commodities remains strong.
- **Iron ore:** robust **steel demand growth** from the Global South will compensate (in part or in full) for expected decline in demand from China. Incremental iron ore supply growth is needed just to offset depletions.
- **Copper:** has an attractive demand outlook driven by electrification. There is a **significant supply gap** due to increased cost and complexity of new primary supply.
- **Aluminium:** steepening of the **cost curve** with new supply being added outside of China and rising electricity costs. This underpins strong long-run pricing.
- **Lithium:** falling battery prices continue to improve the **cost competitiveness of electric vehicles** versus internal combustion engine vehicles, and is coupled with increasing demand for battery energy storage systems.

Demand[1] growth

	2025F[2]	2035F[3]
Aluminium Transmission distances grow by **42%** in next decade[4]	103 Mt	~1.2x
Lithium Battery energy storage systems (BESS) installations to **triple** over next decade[5]	1.4 Mt	~3.4x
Copper Electrification of final energy demand increases from **21% to 30%** in 2035[6]	34 Mt	~1.3x
Steel India and ASEAN construction to grow **~65%** by 2035[6]	1.8 Bt	~1.1x

1. Graphic presented at Rio Tinto's Capital Markets Day, December 2025. Semis demand, rounded figure.
2. 2025 demand shown as forecast based on data available in December 2025. Actuals are not available at time of publication of the *2025 Annual Report*.
3. 2035 demand reflects a growth multiple from 2025F.
4. Represents kilometres of network, BloombergNEF estimate.
5. BloombergNEF estimate.
6. Rio Tinto Economics internal estimate. Source: Rio Tinto Economics Conviction scenario, BloombergNEF.

Our strategic framework

How we will become the **most valued** metals and mining business

We are moving at pace to increase operational excellence, and deliver our major growth projects, with capital discipline. There is more to come, as we focus on delivering industry-leading returns, with a lasting positive impact.

Our mission is to be the world's most valued metals and mining business – for shareholders, employees, the people who work with us, our customers and partners, and the communities around us.

We will achieve our mission through a strategy that starts with having the right assets in the right markets, supported by a well-executed diversified model and strong balance sheet that delivers market-leading performance and industry-leading returns through the commodity cycle.

We have evolved our operating model to work in a stronger, sharper and simpler way.

Our streamlined operating model

Our new operating model makes us stronger, unlocks more value through clearer accountability, drives productivity, and embeds a more disciplined approach to how we allocate capital. Everything we do is anchored in our commitment to safety that works in harmony with better outcomes: a safe operation is a productive and valuable one.

Operational excellence

- Unlock the full value of our assets
- Simplified structure with 3 world-class product groups, leaner central teams, with accountability and decision-making moved to the assets
- Stronger operational discipline and improved productivity

Project execution

- Deliver world-class projects on time, and on budget
- Scale best practices across our project portfolio
- Reduce holding costs for options

Capital discipline

- Investments that deliver industry-leading value-creation
- Maintain strong balance sheet
- Release value from our asset base

See how we performed against our key performance indicators on pages 14-15.

Our mission

To be the **most valued** metals and mining business

Our purpose

Finding better ways™ to provide the materials the world needs

Our strategy

A diversified portfolio of world-class assets and projects in the right markets, underpinned by a strong balance sheet and social licence

Our objectives

People and safety first
Eliminating fatalities, keeping our people safe and helping them thrive, in a values-based performance culture.

Operational excellence
Unlocking the full value of our assets, simplifying and driving clear accountability, with financial discipline.

Excel in development
Optimising capital allocation and turning growth opportunities into long-term value.

Strong sustainability and social licence
Driving decarbonisation, being the most valued partner, ensuring guardrails on commercial performance to future-proof reputation, and earning trust with communities, partners and customers.

Our values

Care
Caring about the safety of ourselves and others, the impact we have on our colleagues, communities, and the environment, and creating an environment of trust.

Courage
Showing vulnerability, speaking up and challenging when we can do better, and taking ownership of our actions and outcomes to drive performance.

Curiosity
Learning and growing in our fields of expertise, looking for opportunities to solve problems with everyday innovation, and being open to different perspectives.

Our **business model** delivers the value that matters most to our stakeholders. We are committed to being responsible operators and achieving excellence at every stage – from discovery to closure. For more information, see page 12.

We ensure effective **corporate governance** to manage our performance responsibly and sustainably. For more information on how our Board oversees the delivery of our strategy, and how we manage risk, see our Directors' report from page 102.

Find out how our **Remuneration Policy** supports the delivery of our strategy in our Remuneration report from page 122.

The story of our year

In 2025, we've made progress against our strategy, and responded to challenges, across our global business.

Link to objectives

- People and safety first
- Operational excellence
- Excel in development
- Strong sustainability and social licence

Safety our priority, as cyclones hit

When 4 cyclones hit our iron ore operations in Western Australia in early 2025, our first priority was to keep people safe. Pausing some operations and damage to equipment impacted Q1 production by 13 Mt, but our teams' resilience and efforts to recover from the extreme weather helped us deliver record rates from April onwards and achieve stable full year Pilbara production year on year.

Investing in the next generation of Pilbara mines

We secured investments to sustain production from our world-class iron ore operations in Western Australia for decades to come. Following Traditional Owner support, the Brockman Syncline 1, Hope Downs 2 and West Angelas Sustaining projects received all necessary state and federal government approvals. Our strategy to continue investing in Australian iron ore supports jobs, local businesses, and the state and national economies, and we are committed to ensuring the Pilbara remains critical to global steel supply well into the future.

And in June, we opened Western Range, our newest iron ore mine – see page 31.



Image: Fénix lithium brine operation, Argentina.

Creating a world-class lithium business

In March, we completed the acquisition of Arcadium Lithium plc, establishing Rio Tinto as a global leader in the supply of energy transition materials, with one of the world's largest lithium resource bases. In December, at an investor site visit to Argentina, we outlined how we are delivering the in-flight projects on time and on budget towards 200 kt lithium carbonate equivalent capacity by 2028. Beyond these committed projects, we will take a disciplined approach with future developments focusing on lowering capital intensity.

Solar and battery agreement towards BSL repowering

We continued the process of procuring renewable energy and storage projects to supply power to Boyne Smelters Ltd (BSL), an aluminium smelter in Queensland, Australia, beyond 2029.
In February, we signed hybrid services agreements with Edify Energy for the Smoky Creek & Guthrie's Gap Solar Power Stations. Together with wind and solar power purchase agreements announced in 2024, the annual energy generated could meet approximately 80% of Boyne smelter's annual electricity demand, once operational. Currently, all contracted projects remain in project development phases, and we continue to monitor them as they progress towards final investment decisions and financial close.

For more information on BSL repowering, see page 59.

Deepening our culture of respect

In October, teams across Rio Tinto paused work to take part in Stop for Respect. This annual initiative, founded by Iron Ore, creates space to reflect on how respect shows up in our daily work, and how it connects to physical and psychological safety – strengthening inclusion, trust and our shared commitment to a respectful workplace. We plan to expand participation in 2026 so more teams can join these important conversations.

Critical minerals R&D project milestone

We extracted the first primary gallium, a critical mineral used in technologies including radars, smartphones and electric cars, as part of a research and development project with our partner Indium Corporation. We aim to extract commercial quantities of gallium present in bauxite processed in our Vaudreuil alumina refinery in Canada.

Advancing the Winu project

We signed the final joint venture agreements with Sumitomo Metal Mining to deliver the Winu copper-gold project in Western Australia. Our partnership strengthens the Winu project, as we continue to prioritise the strong and enduring partnerships built with the land's Traditional Owners, the Nyangumarta and the Martu.

> "As we enter this new era for Rio Tinto, we've taken some significant steps forward ... We are delivering our major growth projects ... We are focused on capital discipline ... And behind all this progress are our people, our social licence, and our skills at developing partnerships."
>
> **Simon Trott, Chief Executive, Capital Markets Day, December 2025**

Modernising a strategic asset

We announced the single largest investment in our hydroelectric assets since the 1950s, with $1.2 billion for the modernisation of the Isle-Maligne power plant in Quebec, which was commissioned in 1926. The project, which will run until 2032, is essential to secure the future of low-carbon aluminium production in Saguenay–Lac-St-Jean, ensuring a more efficient, safe and reliable supply of renewable energy to our facilities.

Securing Amrun's long-term future

We progressed projects at our Amrun bauxite mine – important steps in securing the long-term future of our operations in Cape York, Queensland, Australia. We began early works and final studies for the Kangwinan project, which will involve building a new mine and expanding the existing port to almost double bauxite production. And we approved $180 million investment on a project that will enable mining of the Norman Creek region, where around half of the declared Amrun Ore Reserves are held.

Read about the strong performance we delivered at Amrun in 2025 on page 27.



Image L-R: Chief Executive Simon Trott and Pinikura Traditional Owner and Chairperson of the PKKP Aboriginal Corporation, Terry Drage.

A renewed approach to cultural heritage protection

In 2025, the Puutu Kunti Kurrama and Pinikura (PKKP) Aboriginal Corporation signed a Co-Management Agreement with us, to support a lasting and trusted partnership. The agreement forms the overarching framework for our iron ore operations on PKKP Country, and puts knowledge-sharing and joint design at the centre. It is designed to provide certainty to the PKKP for the protection and management of their heritage, and gives us certainty for our operations and development.

Finding practical, scalable ways to eliminate falling objects

In 2025, The Pitch – our global employee innovation program – focused on falling objects, a critical risk that was behind 25% of potential fatal incidents the previous year. We asked our people to focus on defining the challenges we face, and we're now partnering with employees, our assets and external innovators to set out technology requirements, crowdsource solutions, and deploy proofs-of-concept at site.



Image: Simandou project, Guinea.

Simandou starts operations

In December, the first shipment of iron ore from Simandou left Guinea bound for international markets. Simandou is the largest integrated mining and related infrastructure project in Africa. It unlocks an exceptional new source of high-grade iron ore that is in demand for low-carbon steel, and complements our world-class portfolio of iron ore mines in the Pilbara and Canada. The project is delivering more than 600 kilometres of new multi-use trans-Guinean rail, together with barge and transhipment vessel port facilities.

This milestone was a time to reflect, and remember our colleagues Morlaye Camara, who passed away in 2024, and Mohamed Camara who lost his life in 2025, on the project (see page 36). We are also deeply saddened by the death of a teammate in February 2026, following an incident at the SimFer mine site. Safety is the foundation of our business and our number one priority. We are committed to learning from these tragic events, so everyone goes home safe, every shift, every day.



Image: Oyu Tolgoi underground mine, Mongolia.

Oyu Tolgoi underground project development complete

Ramp-up of the Oyu Tolgoi underground mine in Mongolia made strong progress in 2025, with completion of the underground material-handling system and all major infrastructure, and delivering a record copper production increase of 61% year on year. This helped us deliver an 11% increase in total annual copper production year on year. At Oyu Tolgoi, we saw rising contribution from higher-grade underground material, supported by the conveyor to surface, and also benefited from higher-grade mine sequencing in the open pit.

In November, in the US, we produced first copper using our Nuton® Technology – see page 29.

Progressing diesel alternatives in the Pilbara

We carried out a successful trial of biofuel across our Western Australian iron ore ports, railways and mines. The trial provided us with a greater understanding of how renewable diesel could be integrated across our Pilbara operations, to help bridge the gap to widespread electrification.

Achieving zero exhaust emissions haulage needs involvement across the industry. At the end of the year, in collaboration with BHP and Caterpillar, we welcomed Australia's first Cat® 793 XE Early Learner battery-electric haul trucks to BHP's Jimblebar iron ore mine, marking the start of onsite testing.

SPS driving operational excellence

The Safe Production System (SPS) is now deployed across all Rio Tinto managed sites, driving operational improvements across the Group. More than 10,000 frontline employees have completed SPS training programs, empowering them to solve problems, simplify processes, and accelerate decision-making to improve performance. These efforts have delivered operational stability and record results, including record bauxite production at Weipa, and Gudai-Darri setting 2 consecutive monthly iron ore output records in 2025.

Our continuing path to value creation

Our simplified structure and sharper focus equip us to deliver new standards of value creation, through financial discipline, productivity and growth.

Driven by a clear mission – to be the most valued metals and mining business – and by leaning into the areas where we can carve out a distinctive competitive advantage, we will position ourselves to be the best in our sector.

Throughout our business model, we deliver value for our key stakeholders. Our people, communities, civil society organisations and governments are vital partners throughout the project life cycle, from find to close. We strive to maximise value for customers and investors. And we work closely with suppliers to support our frontline teams to deliver.

Our business model

We're committed to safety, and to working closely with the communities who host us, at every stage. We aspire to be the partner of choice to find, build and operate businesses.

Find

We use new and advanced technologies to explore, discover and deliver attractive growth opportunities in the materials the world needs.

Build

We focus on the delivery of large and complex projects on time and on budget.

Operate

We own and operate mining and processing assets across the world and across commodities. We're dedicated to operational excellence and to enabling our frontline teams to deliver.

Sell, Move and Buy

We market and deliver the materials our customers need, moving them safely, reliably and efficiently. Our procurement activities support our assets and projects, and strengthen local supply chains.

Close

We work with our stakeholders as we prepare our assets for closure, engaging with them on rehabilitation and social transition planning. We also manage and rehabilitate legacy closure sites.

How we deliver value

We create value through the work of our talented people, our deep industry expertise, our scale, our world-class assets and our disciplined approach to capital allocation.

People

We are empowering our people to deliver excellence and contribute to our mission, with safety as our number one priority.

Employees[1]

61,000

(2024: 60,000)

Portfolio

We have a strong and diverse portfolio of operating assets and projects in 34 countries, and compelling growth opportunities.

Operating assets[2]

$77bn

(2024: $61bn)

Financial strength and discipline

We continue to invest in profitable growth while retaining a strong balance sheet.

Net gearing ratio[3]

18%

(2024: 9%)

Capabilities in developing and operating

We bring exploration expertise, best-in-class project execution, and our Safe Production System that's driving stability, improvement and performance.

SPS deployed at

100%

of managed sites

(2024: 86%[4])

1. This represents the average number of employees for the year, including the Group's share of non-managed operations and joint ventures, rounded to the nearest thousand. Refer to page 209 for more information.
2. Operating assets is a non-IFRS measure. A reconciliation to the nearest IFRS measure is presented in the Financial information by business unit (FIBU) on pages 267 to 269.
3. Net gearing ratio is a non-IFRS measure. A reconciliation to the nearest IFRS measure is presented in Alternative Performance Measures on page 274.
4. 2024 data has been restated to reflect a change in the scope of sites targeted for SPS deployment. 2024 and 2025 data excludes sites acquired through the acquisition of Arcadium Lithium.

See page 89 to learn how we manage our risks.

Who we create value for

Here are some of the ways we engage with our stakeholders, and how the value we create translates for them.

Our people

Nothing is more important than making sure our people go home safe. We're building a values-driven performance culture, where everyone feels accountable to deliver great outcomes with care, courage and curiosity.

Investors

It is important we understand our investors' needs and vision for the company, and so we communicate and engage with them extensively throughout the year.

Communities

We listen to, consult and co-design solutions with communities and Indigenous Peoples to deliver shared benefits and respect for people, culture, land and environment.

Customers

Our customers are fundamental to our success. By building strong, enduring relationships based on trust, we work to deliver products that meet their needs today while supporting their ambitions for a low-carbon future.

Civil society organisations

We regularly engage with civil society organisations to understand societal expectations of Rio Tinto. Although our opinions may differ, we respect diverse views and are open to constructive, fact-based feedback and challenge.

Governments

Governments regulate our operations, are among our commercial partners, and receive revenue from our taxes and royalties.

Suppliers

We work in partnership with suppliers to deliver solutions that best support our business. Where possible, we partner with local and Indigenous businesses.

What we deliver

We have a clear focus on delivering leading returns to shareholders, and lasting positive impact.

Industry-leading returns

We are focused on delivering leading returns to shareholders, and are committed to our returns policy of paying 40% to 60% of underlying earnings as dividends. We have a clear pathway to increase volumes, reduce costs, further strengthen our balance sheet, and release cash from our asset base, all of which will drive returns.

Total shareholder return

66.4%

(2024: 79.8%)

Total dividends declared to shareholders

$6.5bn

(2024: $6.5bn)

10-year record of paying out

60%

of underlying earnings as dividends

Lasting positive impact

Our operations deliver meaningful benefits to host communities, including the production of essential materials, job creation, small business growth, tax and royalty contributions, skills development, and targeted socioeconomic programs. We partner with communities and other stakeholders to understand their priorities and concerns, and our impact, and respond in ways that create long-term value.

Paid in taxes and royalties over the past 10 years

$83bn

(2024: $77bn)

Voluntary global social investment

$114.3m

(2024: $95.9m)

Spent with suppliers globally

$34.4bn

(2024: $31.0bn)

Spent with Indigenous businesses in Australia

A$1.13bn

(2024: A$926m)

Contestable spend sourced from suppliers local to our operations

15.4%

(2024: 15.1%)

Section 172(1) statement

This stakeholder section, together with our stakeholder pages in the Governance section (pages 107-109), explains how the Board takes account of stakeholder interests. These comprise our "Section 172(1) statement".

Key performance indicators

We use a range of financial and non-financial metrics to measure Group performance against our 4 objectives: people and safety first, operational excellence, excel in development, and strong sustainability and social licence.

Link to remuneration

The People & Remuneration Committee ensures that the remuneration policies, frameworks and practices are aligned with the Group strategy and objectives. As such, decisions on remuneration take into account a number of our key performance indicators, specifically within our short-term and long-term incentive plans, and more broadly when considering wider business performance. Please refer to the Directors' Remuneration Report for more detail on remuneration (see pages 122 - 149).

Link to objectives

- People and safety first
- Operational excellence
- Excel in development
- Strong sustainability and social licence

Non-financial measures

All-injury frequency rate (AIFR)

per 200,000 hours worked


2021
0.40
2022
0.40
2023
0.37
2024
0.37
2025
0.37

Definition

We define AIFR as the number of injuries per 200,000 hours worked by employees and contractors at our managed operations. It includes medical treatment cases, restricted workday, lost-day injuries and fatal injuries.

Performance in 2025

Our all-injury frequency rate (AIFR) for 2025 was 0.37, consistent with our 2024 performance and better than our Group target of 0.38. While this reflects our continued focus on reducing injuries, we tragically experienced one fatality and one permanent damage injury during the year. We remain deeply committed to learning from these events and ensuring that everyone can go home safe, every shift.

Across our operations, we continue to see serious incidents where individuals are exposed to potentially fatal hazards. Our highest number of potentially fatal incidents are from falling objects, falls from height, and vehicle and driving-related events. Addressing these risks remains a core priority as we work to strengthen control effectiveness, enhance risk management and build a learning culture.

Gross Scope 1 and 2 greenhouse gas emissions (adjusted equity basis)

(Mt CO_2e)


2021
35.61
2022
34.96
2023
34.93
2024
31.74
2025
31.55

Definition

We report our Scope 1 and 2 greenhouse gas emissions using the equity share approach. It includes the equity share of Scope 1 and 2 emissions from managed and non-managed operations, expressed in million metric tonnes of carbon dioxide equivalent.

Performance in 2025

Our 2025 gross Scope 1 and 2 greenhouse gas emissions (adjusted equity basis) were 31.5 Mt CO_2e, a reduction of 0.2 Mt CO_2e from the previous year. Reductions were driven by the increased use of renewable diesel at Kennecott, offset by higher emissions from increased production, particularly in iron ore and copper.

As of 2025, our gross adjusted Scope 1 and 2 emissions are 14% below 2018 levels. After applying high-integrity offsets, our net adjusted Scope 1 and 2 emissions are 17% below our baseline. Overall reductions were primarily achieved through renewable energy contracts, including the use of unbundled renewable energy certificates in regions where new energy is under development.

In 2025, we expect to retire approximately 1.17 million Australian Carbon Credit Units (ACCUs) to meet our 2025 Safeguard Mechanism compliance obligations.

For more information, see the Climate section in this report from page 53.

Gender diversity

representation of women within our workforce


2021
21.6%
2022
22.9%
2023
24.3%
2024
25.2%
2025
26.3%

Definition

Includes our total workforce based on managed operations (excludes the Group's share of non-managed operations and joint ventures, and legacy Arcadium Lithium employees).

Performance in 2025

The representation of women at Rio Tinto increased from 25.2% in 2024 to 26.3% in 2025, which is short of our target of 26.7%. We saw improvements across all levels of the organisation, with senior leaders increasing from 32.0% to 32.8%, and operations and general support increasing from 18.9% to 20.4%.

Financial measures

The financial key performance metrics used by the Board to monitor the performance of the Group comprise both IFRS and non-IFRS measures. Reconciliations to the nearest comparable IFRS measure are set out in Alternative Performance Measures (pages 270-274).

Total shareholder return (TSR)[1]

measured over the preceding 5 years
(using annual average share price)


2021
263.3%
2022
134.3%
2023
103.4%
2024
79.8%
2025
66.4%

Definition

TSR is calculated as share price appreciation over the preceding 5 years (using annual average share price) with dividends being reinvested.

Performance in 2025

TSR performance over the 5-year period was driven principally by movements in commodity prices and changes in the global macro environment. Over the 5-year performance period to 31 December 2025, Rio Tinto's TSR was 66.4% which was below the TSR of both the S&P Global Mining Index and the MSCI World Index.

Underlying return on capital employed (ROCE)


2021
44%
2022
25%
2023
20%
2024
18%
2025
16%

Definition

Underlying earnings excluding net interest divided by average capital employed (operating assets).

Performance in 2025

Underlying ROCE decreased 2 percentage points to 16%, reflecting stable underlying earnings and higher operating assets as a result of the Arcadium acquisition.

Underlying earnings and underlying EBITDA

$ millions


2021
21,401
37,720
2022
13,359
26,272
2023
11,934
23,892
2024
10,867
23,314
2025
10,868
25,363
Underlying earnings
Underlying EBITDA

Definition

Underlying earnings represents net earnings attributable to the owners of Rio Tinto, adjusted to exclude items that do not reflect the underlying performance of the Group's operations. Underlying EBITDA is a segmental performance measure (see note 1 of the financial statements) and represents underlying earnings adjusted to remove taxation, net finance items, depreciation and amortisation.

Performance in 2025

Underlying EBITDA increased $2 billion to $25.4 billion driven by higher sales volumes and a 5% reduction in operating unit costs (in 2024 real terms). Underlying earnings of $10.9 billion was stable, reflecting the same factors, offset by higher depreciation, finance items and taxes.

Net cash generated from operating activities

$ millions


2021
25,345
2022
16,134
2023
15,160
2024
15,599
2025
16,832

Definition

This IFRS measure refers to cash generated by our operations after tax and interest, including dividends received from equity accounted units and dividends paid to non-controlling interests in subsidiaries.

Performance in 2025

Net cash generated from operating activities increased 8% to $16.8 billion, driven by higher sales volumes year on year.

Free cash flow

$ millions


2021
17,664
2022
9,010
2023
7,657
2024
5,553
2025
4,025

Definition

Net cash generated from operating activities minus purchases of property, plant and equipment, intangibles, and payments of lease principle, plus proceeds from the sale of property, plant and equipment, and intangible assets.

Performance in 2025

Free cash flow decreased to $4.0 billion, driven by increased growth, replacement and sustaining capital expenditures, partially offset by higher net cash generated from operating activities.

Net (debt)/cash

$ millions


2021
1,576
2022
(4,188)
2023
(4,231)
2024
(5,491)
2025
(14,362)

Definition

Total borrowings plus lease liabilities less cash and cash equivalents and other liquid investments, adjusted for derivatives related to net (debt)/cash (see note 20 of the financial statements).

Performance in 2025

Net debt increased to $14.4 billion, reflecting the completion of the $7.6 billion Arcadium acquisition and $6.1 billion in dividends paid during the year, partially offset by $4.0 billion of free cash flow generated and $1.0 billion net project funding received from non-controlling interest shareholders.

1. The TSR calculation for each period is based on the change in the calendar-year average share prices for Rio Tinto plc and Rio Tinto Limited over the preceding 5 years. This is consistent with the methodology used for calculating the vesting outcomes for Performance Share Awards. The data presented in this chart accounts for the dual corporate structure of Rio Tinto.

Chief Financial Officer’s statement



We remain committed to our capital framework, including our shareholder returns policy of paying 40% to 60% of underlying earnings, noting we now have a 10-year record of paying at the top of this range.

Net cash generated from operating activities

$16.8 billion

(2024: $15.6 billion)

Profit after tax attributable to owners of Rio Tinto (net earnings)

$10.0 billion

(2024: $11.6 billion)

Underlying earnings

$10.9 billion

(2024: $10.9 billion)

Stronger, sharper, simpler way of working

Delivery in 2025 has been strong, as we grew our production by 8% and sales by 5% on a copper equivalent basis (based on long-term consensus pricing). This was driven by the ramp-up of the Oyu Tolgoi underground copper mine in Mongolia, record bauxite production and our recently acquired world-class lithium business.

We are reporting net cash generated from operating activities of $16.8 billion, underlying earnings of $10.9 billion and profit after tax attributable to owners of Rio Tinto of $10.0 billion.

We ended the year with net debt at a comfortable level of $14.4 billion, following the Arcadium acquisition. We continue not to have a net debt target, but have a principles-based approach to anchor the balance sheet around a single A credit rating.

Consistent and disciplined capital allocation

The shape of our capital spend remains consistent: in 2025 our share of capital investment was $11.4 billion, driven by the rapid development of the Simandou iron ore project in Guinea. We invested around $4.5 billion for sustaining, $3.6 billion for replacement projects, $0.2 billion for decarbonisation and $3.2 billion for growth.

We have a pathway to our 2030 target of a 50% reduction in net Scope 1 and 2 emissions, however this requires the timely completion of commercial discussions at our Pacific Aluminium Operations and delivery of the underlying renewable projects, which, if delayed, may ultimately impact our ability to meet our targets this decade. Our pathway is estimated to underwrite up to $8.5 billion of new, private renewable energy investment on competitive commercial terms. This is in addition to the $1-$2 billion of our own capital, which we have revised down from $5-$6 billion, due to the rephasing of spend on new emission reduction technologies as they continue to be assessed for industrial scale viability.

We have a strong portfolio of development options, particularly copper and lithium, and will be highly disciplined in allocating capital to them. Leveraging our industry-leading project delivery capabilities and lowering capital intensity remains a priority.

Our financial strength means that we can reinvest for growth and continue to pay attractive dividends through the cycle. For 2025 we are returning 60% of underlying earnings to shareholders, which equates to a full-year ordinary dividend of 402 US cents per share, or $6.5 billion.

Value through financial discipline, productivity and growth

Our mission is to be the most valued metals and mining company. As an organisation, we have become leaner and are maintaining a strong focus on productivity and efficiencies, which is expected to lower unit costs, increase volumes and further enhance our margins. We continue to drive efficiencies through our operational excellence program, the Safe Production System, targeting improvements in labour productivity, contractor management, raw material sourcing and reducing central expenditure. We have become sharper with our investment in digital solutions.

We are strategically reviewing our Borates and Iron & Titanium businesses and simplified our early stage project portfolio where a compelling value pathway was not evident. This includes our decision to place the Jadar project in Serbia into care and maintenance.

Our operational performance is on an upward trend, and strong cash flows are being generated by our existing business, which will be further boosted by the successful delivery of our committed growth projects.



Peter Cunningham
Chief Financial Officer

19 February 2026

+ **Follow Peter on LinkedIn**
linkedin.com/in/peterlcunningham

Financial review

Key financial highlights

Year ended 31 December	2025	2024	Change
Net cash generated from operating activities (US$ millions)	**16,832**	15,599	8%
Purchases of property, plant and equipment and intangible assets (US$ millions)	**12,335**	9,621	28%
Free cash flow[1] (US$ millions)	**4,025**	5,553	(28%)
Consolidated sales revenue (US$ millions)	**57,638**	53,658	7%
Underlying EBITDA[1] (US$ millions)	**25,363**	23,314	9%
Underlying earnings[1] (US$ millions)	**10,868**	10,867	–%
Profit after tax attributable to owners of Rio Tinto (net earnings) (US$ millions)	**9,966**	11,552	(14%)
Underlying earnings per share (EPS)[1] (US cents)	**669.2**	669.5	–%
Ordinary dividend per share (US cents)	**402**	402	–%
Underlying return on capital employed (ROCE)[1]	**16%**	18%	
	At 31 December 2025	At 31 December 2024	
Net debt[1] (US$ millions)	**14,362**	5,491	162%

1. This financial performance indicator is a non-IFRS (as defined below) measure which is reconciled to directly comparable IFRS financial measures (non-IFRS measures). It is used internally by management to assess the performance of the business and is therefore considered relevant to readers of this document. It is presented here to give more clarity around the underlying business performance of the Group's operations. For more information on our use of non-IFRS financial measures in this report, see the section entitled "Alternative performance measures" (APMs) and the detailed reconciliations on pages 270 to 274.

Income Statement

Financial results from our diversifying portfolio

To provide additional insight into the performance of our business, we report underlying EBITDA and underlying earnings. Underlying EBITDA and underlying earnings are non-IFRS measures. For definitions and a detailed reconciliation of underlying EBITDA and underlying earnings to the nearest IFRS measures, see pages 171, and 270 to 271, respectively.

The principal factors explaining the movements in underlying EBITDA are set out in this table.

	US$bn
2024 underlying EBITDA	**23.3**
Prices	–
Exchange rates	0.1
Volumes and mix	2.4
General inflation	(0.5)
Energy	0.1
Operating cash unit costs	0.3
Exploration and evaluation expenditure (net of profit from disposal of interests in undeveloped projects)	0.4
Non-cash costs/other	(0.6)
Change in underlying EBITDA	**2.0**
2025 underlying EBITDA	**25.4**

Financial figures are rounded to the nearest $100 million, hence small differences may result in the totals.

- **Underlying EBITDA:** increased by 9% to $25.4 billion, driven by a 5% uplift in sales volumes (on a copper equivalent, Rio Tinto share basis), diversifying portfolio and cost discipline. In conjunction with cost discipline, we achieved a 5% (2024 real terms) reduction in our operating unit costs.
- **Overall neutral impact of price movements reflects the growing importance of our diversified model:** the 6% lower iron ore index price (FOB $/dmt) was offset by higher prices for bauxite, alumina, aluminium (net of tariff impact), copper and gold, demonstrating the resilience and value of our diversified portfolio through the commodity cycle.
- **Exchange rates $0.1 billion benefit:** on average, the US dollar strengthened by 2% against the Australian and Canadian dollars, which was partially offset by exchange losses on revaluation of balance sheet items as the US dollar weakened towards the end of 2025.
- **Volumes and mix $2.4 billion benefit:** demonstrates our strong foundation in operational excellence, with a 5% rise in sales volumes (on a copper equivalent, Rio Tinto share basis).
  - **Uplift in volumes $2.9 billion:** driven by a 12% uplift in consolidated copper shipments underpinned by a 61% increase in copper production at Oyu Tolgoi and increased gold grades and volumes, along with higher throughput at Escondida. We delivered a net 1% increase in Pilbara shipments (Rio Tinto consolidated basis), demonstrating our operational resilience following the four cyclones in Q1, the impact of which is disclosed separately. The volume uplift also reflected exceptional bauxite production underpinned by the Safe Production System (SPS).
  - **Impact of cyclones in the Pilbara -$0.6 billion:** the total impact to underlying EBITDA of the cyclones was -$0.7 billion (-$0.6 billion volume impact and cyclone recovery costs of -$0.1 billion).
- **Inflation net of energy prices -$0.4 billion impact:** general inflation on our cost base of $0.5 billion was partly offset by the easing of diesel prices.
- **Improved operating cash unit costs net $0.3 billion:** sharper focus on cost discipline.
  - **Cash unit cost improvement $0.8 billion:** was underpinned by enhanced cost efficiencies achieved on delivering higher copper, bauxite and alumina volumes, whilst maintaining strong cost discipline.
  - **Temporary cash unit cost increases -$0.4 billion:** refined copper production at Kennecott was 31% lower in 2025, due to the planned smelter shutdown and limited ore availability from geotechnical constraints until we gain access to higher grade ore in Slice 2 in 2027. 2024 was a strong comparative year with more refined production from the drawdown of inventory, following the smelter rebuild in 2023. IOC's cash unit costs were impacted by 1% lower production and reflected investment in mine pit health and operational stability.
  - **Higher aluminium raw material prices -$0.1 billion:** reflected increases in prices for coke and caustic, partially offset by alloys.
  - **Cyclone recovery costs in the Pilbara -$0.1 billion:** included repair and mitigation costs, supporting delivery of recovered volumes.
- **Exploration and evaluation $0.4 billion benefit:** with Rincon costs being capitalised from 1 July 2024 and a $0.2 billion gain on sale of 30% interest in Winu.
- **Non-cash costs/other -$0.6 billion impact:** includes investment to reflect our growth and diversification ambition, including operating expenditure at Simandou as operations ramp up, funding of Nuton programs and Arcadium acquisition and integration costs. Furthermore, in 2024 we revised the closure discount rate from 2.0% to 2.5%, increasing underlying EBITDA by $0.2 billion, which did not recur in 2025.

Net earnings

The principal factors explaining the movements in underlying earnings and net earnings are set out below.

Net earnings and underlying earnings refer to amounts attributable to the owners of Rio Tinto. The net profit attributable to the owners of Rio Tinto in 2025 was $10 billion (2024: $11.6 billion).

	US$bn
2024 net earnings	**11.6**
Changes in underlying EBITDA (see above)	**2.0**
Increase in depreciation and amortisation (pre-tax) in underlying earnings	(0.6)
Increase in interest and finance items (pre-tax) in underlying earnings	(0.2)
Increase in tax on underlying earnings	(1.0)
Increase in underlying earnings attributable to outside interests	(0.2)
Total changes in underlying earnings	**–**
Changes in items excluded from underlying earnings (see below)	**(1.6)**
Movement in impairment charges net of reversals	0.3
Movement from consolidation and disposal of interests in businesses	(0.9)
Movement in closure estimates (non-operating and fully impaired sites)	(0.1)
Movement in exchange differences and gains/losses on derivatives	(0.6)
Other	(0.2)
2025 net earnings	**10.0**

Financial figures are rounded to the nearest $100 million, hence small differences may result in the totals.

- **Increase in depreciation -$0.6 billion:** in line with ramp-up of Oyu Tolgoi and inclusion of Arcadium since March.
- **Higher taxes -$1.0 billion:** increased contribution from Escondida with an associated higher underlying tax rate. Additionally, some unrecognised deferred tax assets, disallowed costs and adjustments in respect of prior years around the Group, have driven the effective tax rate on underlying earnings to 31.5% (28.3% in 2024).
- **Higher finance items:** reflecting an $8.9 billion increase in net debt in 2025 following the issuance of $9 billion of bonds to fund the acquisition of Arcadium and for general corporate purposes.

Items excluded from underlying earnings

The differences between underlying and net earnings are set out in this table (all numbers are after tax and exclude amounts attributable to non-controlling interests).

Year ended 31 December	2025 US$bn	2024 US$bn
Underlying earnings	**10.9**	10.9
Items excluded from underlying earnings		
Net gains on consolidation and disposal of interests in businesses	–	0.9
Impairment charges net of reversals	**(0.2)**	(0.5)
Foreign exchange and derivative gains/(losses) on net debt and intragroup balances and derivatives not qualifying for hedge accounting	**(0.4)**	0.2
Change in closure estimates (non-operating and fully impaired sites)	**(0.2)**	(0.1)
Other	–	0.2
Total items excluded from underlying earnings	**(0.9)**	0.7
Net earnings	**10.0**	11.6

Financial figures are rounded to the nearest $100 million, hence small differences may result in the totals.

On page 271 there is a detailed reconciliation from net earnings to underlying earnings, including pre-tax amounts and additional explanatory notes. The differences between profit after tax and underlying EBITDA are set out in the table on page 171.

- In 2025, there were no significant gains on consolidation and disposal of interests in businesses. In 2024, these totalled $0.9 billion, primarily related to a gain following the increase in ownership of Tiwai Point Smelter (NZAS), New Zealand, the sale of Sweetwater, a former uranium legacy site in Wyoming, US, and the sale of Dampier Salt's Lake MacLeod operation in Western Australia.
- **Impairment charges net of reversals -$0.2 billion:** mainly related to the tailings storage facility at the Yarwun alumina refinery, which was expected to reach capacity by 2031. We will curtail production by 40% from October 2026 to allow another four years to explore and develop technical solutions that could extend the refinery's life, which resulted in an impairment charge in 2025. Refer to note 4 to the Financial Statements of our 2025 Annual Report for further details. In 2024, we recognised impairment charges net of reversals of $0.5 billion (after tax), mainly related to our alumina refinery Queensland Alumina Limited (QAL) .
- **Foreign exchange and derivative losses -$0.4 billion:** includes post-tax losses on intragroup balances of $0.8 billion (2024: $0.6 billion gain) offset by post-tax gains on external net debt of $0.3 billion (2024: $0.4 billion loss), primarily as a result of the strengthening of the Australian dollar in 2025.

Net earnings and underlying earnings refer to amounts attributable to the owners of Rio Tinto.

Underlying EBITDA by product group

	Underlying EBITDA		
	2025	2024	Change
Year ended 31 December	**US$bn**	US$bn	%
Iron Ore	**15.2**	17.0	(11)%
Aluminium & Lithium	**4.6**	3.6	29 %
Copper	**7.4**	3.4	114 %
Reportable segments total	**27.1**	24.0	13 %
Simandou iron ore project	**(0.1)**	–	336 %
Other operations	**0.1**	0.5	(90)%
Central pension costs, share-based payments, insurance and derivatives	**(0.1)**	0.2	(148)%
Restructuring, project and one-off costs	**(0.6)**	(0.3)	139 %
Other central costs	**(0.8)**	(0.8)	– %
Central exploration and evaluation	**(0.2)**	(0.2)	(3)%
Total	**25.4**	23.3	9 %

Financial figures are rounded to the nearest $100 million, hence small differences may result in the totals and year-on-year changes. Underlying EBITDA and underlying earnings are non-IFRS measures used by management to assess the performance of the business and provide additional information which investors may find useful. For more information on our use of non-IFRS financial measures in this report, see the section entitled "Alternative performance measures" (APMs) and the detailed reconciliations on pages 270 to 274.
Financial information has been recast in accordance with the organisational restructure announced on 27 August 2025.

- **Other Operations:** includes Rio Tinto Iron & Titanium, Borates and Diamonds. Underlying EBITDA was lower YoY due to weaker demand for TiO_2 in 2025 and where 2024 included a one-off insurance receipt ($0.2 billion).
- **Central pension costs, share-based payments, insurance and derivatives netted to $0.1 billion:** mainly associated with the premiums paid by the business to our captive insurers offset by insurance claim settlements and unrealised losses on derivatives (vs gain in 2024).
- **Restructuring, project and one-off costs $0.6 billion:** YoY increase primarily in the first half, associated with the acquisition and integration of Arcadium. It also includes centrally funded research and development programs (expected to reduce in 2026 following rationalisation), and continued investment in Group-wide technology and systems to drive further productivity. In the second half, we simplified and streamlined our operating model, resulting in a leaner Executive Committee (from 11 to 9) and senior management team (reduced roles by 22%). This resulted in one-off restructuring costs in 2025, with the full benefit expected in 2026.
- **Other central costs $0.8 billion:** central corporate costs were flat YoY, reflecting cost productivity improvements delivered on simplifying central functions, which offset inflationary pressures.
- **Central exploration and evaluation $0.2 billion:** during 2025, we further prioritised our strong portfolio of exploration projects with activity in 15 countries across six commodities. This included simplifying the focus through decisions to cease exploration activity in Brazil and Finland and any lithium exploration projects without remaining commitments. Importantly, we advanced the drill program and early studies at the Nuevo Cobre project in Chile, in partnership with Codelco.

Consistently strong cash flow generation with disciplined investment

	2025	2024
Year ended 31 December	**US$bn**	US$bn
Net cash generated from operating activities	**16.8**	15.6
Purchases of property, plant and equipment and intangible assets	**(12.3)**	(9.6)
Sales of property, plant and equipment and intangible assets	**0.1**	–
Lease principal payments	**(0.5)**	(0.5)
Free cash flow[1]	**4.0**	5.6
Dividends paid to equity shareholders	**(6.1)**	(7.0)
Acquisition of Arcadium (including acquired net debt)	**(7.6)**	–
Net funding relating to Simandou (outside of free cash flow)	**0.8**	0.5
Funding received relating to the Nemaska project	**0.2**	–
Other	**(0.1)**	(0.3)
Movement in net debt[1]	**(8.9)**	(1.3)

Financial figures are rounded to the nearest $100 million, hence small differences may result in the totals.

- **$16.8 billion of net cash generated from operating activities:** reflecting the higher underlying EBITDA and a 66% underlying EBITDA cash conversion rate, in line with 2024. There was a modest working capital cash outflow of $0.2 billion, including the impact of higher commodity prices in receivables.
- **$12.3 billion of purchases of property, plant and equipment and intangible assets:** comprised $4.1 billion of growth, $3.6 billion of replacement, $4.5 billion of sustaining and $0.2 billion of decarbonisation capital (in addition to $0.4 billion of decarbonisation operational expenditure). Our share of capital investment (see table below) was $11.4 billion. We continue to fund our capital program in accordance with our disciplined capital allocation framework.
- **$6.1 billion dividends paid:** reflected payment of the 2024 final and the 2025 interim ordinary dividends.
- **$7.6 billion Arcadium acquisition:** includes $6.3 billion paid to Arcadium's shareholders, $0.4 billion paid to their convertible loan note holders, consolidation of Arcadium's $0.7 billion net debt and $0.2 billion loaned by Rio Tinto to Arcadium prior to completion of the acquisition. Transaction costs have been expensed and are included in operating expenses and are part of operating cash flows.
- **$0.8 billion net inflow from Simandou funding:** we received $1.3 billion from Chalco Iron Ore Holdings (CIOH) relating to CIOH's share of Simandou project expenditure. This was partly offset by $0.6 billion funding provided to Winning Consortium Simandou (WCS) rail and port entities.
- **$14.4 billion net debt**[1] at 31 December 2025: the above movements resulted in an increase in net debt[1] of $8.9 billion in 2025.

1. This financial performance indicator is a non-IFRS (as defined below) measure which is reconciled to directly comparable IFRS financial measures (non-IFRS measures). It is used internally by management to assess the performance of the business and is therefore considered relevant to readers of this document. It is presented here to give more clarity around the underlying business performance of the Group's operations. For more information on our use of non-IFRS financial measures in this report, see the section entitled "Alternative performance measures" (APMs) and the detailed reconciliations on pages 270 to 274.

Year ended 31 December	2025 US$m	2024 US$m[c]
Purchase of property, plant and equipment and intangible assets	12,335	9,621
Less: Sales of property, plant and equipment and intangible assets	(50)	(30)
Capital expenditure	12,285	9,591
Funding provided by the group to EAUs[a]	557	965
Less: Equity or shareholder loan financing received/due from non-controlling interests[b]	(1,439)	(1,063)
Rio Tinto share of capital investment	**11,403**	9,493

(a) Funding provided by the group to EAUs relates to funding of WCS Rail and Port Holding Entities (WCS) in relation to the Simandou project, consisting of a direct equity investment in WCS of US$249 million (2024: US$431 million) and loans provided totalling US$308 million (2024: US$534 million).

(b) We received US$1,321 million (2024: US$1,505 million) from Chalco Iron Ore Holdings Ltd (CIOH) interests of which US$1,160 million (2024: US$1,063 million) relates to CIOH's 47% share of capital expenditure incurred on the Simandou project and associated funding provided by the Group to EAUs during the current year on an accruals basis. In 2025, we also received US$236 million from Investissement Québec (IQ) in respect of their 50% share of capital expenditure incurred on the Nemaska lithium development project. The equivalent amount, on an accruals basis, of US$279 million is included in Rio Tinto share of capital investment.

(c) The 2024 comparative has been recast to include sales of property, plant and equipment and intangible assets which is now part of the definition.

Retaining a strong balance sheet

- **Net debt[1]:** $14.4 billion at 31 December 2025 increased by $8.9 billion compared to 2024 year end, mainly following completion of the Arcadium acquisition in March.
- **Net gearing ratio[1]** (net debt to total capital): 18% at 31 December 2025 (31 December 2024: 9%). See page 274.
- **Total financing liabilities excluding net debt derivatives:** $23.5 billion at 31 December 2025 following $9 billion bond issuance to fund the acquisition of Arcadium and for general corporate purposes (31 December 2024: $13.8 billion) and the weighted average maturity was 11 years. At 31 December 2025, 76% of these liabilities were at floating interest rates (81% excluding leases). The maximum amount within non-current borrowings maturing in any one calendar year is $2.8 billion, which matures in 2028.
- **Cash and cash equivalent plus other short-term highly liquid investments:** $9.2 billion at 31 December 2025 (31 December 2024: $8.7 billion).
- **Provision for closure costs:** $17.8 billion at 31 December 2025 (31 December 2024: $15.7 billion). The key movements explaining the increase were:
  - +$0.9 billion due to a weakening of the US dollar against local currencies at 31 December 2025
  - +$0.8 billion from amortisation of the discount on provisions
  - +$1.2 billion from net increases to new provisions
  - +$0.3 billion relating to the Arcadium acquisition
  - partly offset by -$1.0 billion spend against the provision as we advanced our closure activities at Argyle, ERA (under a Management Service Agreement), the Gove alumina refinery and other legacy sites, along with progressive closure activity across our operations.

Shareholder returns

Ten-year track record of 60% payout ratio on the ordinary dividend

	2025 US$bn	2024 US$bn
Ordinary dividend		
Interim[a]	2.4	2.9
Final[a]	4.1	3.7
Full-year ordinary dividend[a]	6.5	6.5
Payout ratio on ordinary dividend	60%	60%

(a) Based on weighted average number of shares and declared dividends per share for the respective periods and excluding foreign exchange impacts on payment. Financial figures are rounded to the nearest $100 million, hence small differences may result in the totals.

Ordinary dividend per share declared	2025	2024
Interim (US cents)	148	177
Final (US cents)	254	225
Full-year (US cents)	402	402

Final dividend calendar	2026
Ex-dividend date for Rio Tinto plc and Rio Tinto Limited ordinary shares	5 March
Ex-dividend date for Rio Tinto plc ADRs	6 March
Record date	6 March
Final date for Dividend Reinvestment Plan and alternate currency payment elections	24 March
Currency conversion date	7 April
Payment date	16 April

The 2025 final ordinary dividend to be paid to our Rio Tinto Limited shareholders will be fully franked. The Board expects Rio Tinto Limited to be in a position to pay fully franked dividends for the foreseeable future.

The Board is committed to maintaining an appropriate balance between cash returns to shareholders and investment in the business, with the intention of maximising long-term shareholder value while maintaining a strong balance sheet.

The Board expects total cash returns to shareholders over the longer term to be in a range of 40% to 60% of underlying earnings in aggregate through the cycle. Both Rio Tinto plc and Rio Tinto Limited dividends are declared in US dollars.

1. This financial performance indicator is a non-IFRS (as defined below) measure which is reconciled to directly comparable IFRS financial measures (non-IFRS measures). It is used internally by management to assess the performance of the business and is therefore considered relevant to readers of this document. It is presented here to give more clarity around the underlying business performance of the Group's operations. For more information on our use of non-IFRS financial measures in this report, see the section entitled "Alternative performance measures" (APMs) and the detailed reconciliations on pages 270 to 274.

Capital projects

Project (Rio Tinto 100% owned unless otherwise stated)	Total capital cost (100% unless otherwise stated)	Status/Milestones
Iron ore		
Project: Western Range Location: Western Australia (WA), Australia Ownership: Rio Tinto (54%) and China Baowu Steel Group Co. Ltd (46%) Capacity: 25 Mtpa Approval: September 2022 First production: March 2025 To note: The project includes construction of a primary crusher and an 18-kilometre conveyor connection to the Paraburdoo processing plant.	$1.3bn (Rio Tinto share)[1]	• Officially opened on 6 June 2025 on time and on budget. • Planned production ramp-up through 2026.
Project: Brockman (Brockman Syncline 1) Location: WA, Australia Ownership: 100% Capacity: 34 Mtpa Approval: March 2025 Planned first production: 2027 To note: The project is to extend the life of the Brockman regions in WA.	$1.8bn	• The project received all necessary State and Federal Government approvals in Q1 enabling bulk earthworks to commence in Q2 and mobilisation of key construction contractors in Q3. • First production remains on track for 2027.
Project: Hope Downs 2 (incl. Bedded Hilltop) Location: WA, Australia Ownership: Rio Tinto (50%) and Hancock Prospecting (50%) Capacity: 31 Mtpa Approval: June 2025 Planned first production: 2027 To note: The project is to extend the life of the Hope Downs 1 operation in WA.	$0.8bn (Rio Tinto share)	• Received all necessary State and Federal Government approvals in H1, enabling the commencement of construction activities. • Main construction activities continue to progress in line with plan, including bulk earthworks clearing and installation of tunnel segments over the rail line. • First production remains on track for 2027.
Project: West Angelas Sustaining Location: WA, Australia Ownership: Rio Tinto (53%), Mitsui Iron Ore (33%) and Nippon Steel (14%) Capacity: 35 Mtpa Approval: October 2025 Planned first production: 2027 To note: The project is to extend the life of the West Angelas hub in WA.	$0.4bn (Rio Tinto share)	• State Agreement was received in October 2025 allowing mobilisation and the start of construction activities in November. • First production remains on track for 2027.
Project: Simandou Location: Guinea, Africa SimFer mine ownership: SimFer (85%), Government of Guinea (GoG) (15%) SimFer mine capacity: 60 Mtpa[2] (27 Mtpa Rio Tinto share) Approval: July 2024 Start date: first shipment in December 2025 To note: Investment in the Simandou high-grade iron ore project in Guinea in partnership with CIOH, a Chinalco-led consortium (the SimFer joint venture) and co-development of the rail and port infrastructure with Winning Consortium Simandou[3] (WCS), Baowu and the Republic of Guinea (the partners) for the export of up to 120 Mtpa of iron ore mined by SimFer's and WCS's respective mining concessions.[4] The SimFer joint venture[5] will develop, own and operate a 60 Mtpa[2] mine in blocks 3 & 4. WCS will construct the project's ~536 kilometre shared dual track main line, a 16 kilometre spur connecting its mine to the mainline as well as the WCS barge port, while SimFer will construct the ~70 kilometre spur line, connecting its mining concession to the main rail line, and the transhipment vessel (TSV) port.	$6.2bn (Rio Tinto share)	• We achieved first ore shipment in December. Ore is being railed from the SimFer mine to the main rail line via the SimFer rail spur and shipped through the WCS port while construction of the SimFer port is finalised. This marked the start of commissioning tests of the common rail to port infrastructure. Commissioning of the common rail to port infrastructure will be a complex process, and once complete, around the end of Q1 2026, we expect a 30 month ramp-up to full capacity. • SimFer mine construction progressed to plan, reaching 62% completion by year end, with bulk earthworks and permanent process facilities construction ongoing; ore continues to be crushed and stockpiled via temporary crushers, with first ore through permanent crushing facilities expected in H2 2026. • SimFer rail spur: Mechanically complete and operational. Full rail commissioning targeted for Q1 2026. • SimFer port: Advanced ahead of plan with 66% completed. Fabrication of transhipment vessels (TSV) continuing and the first TSV under-construction successfully launched in December in China. SimFer port commissioning is expected in Q1 2027 • Non-managed infrastructure – our partners confirm that construction is progressing well and is on track.

Project (Rio Tinto 100% owned unless otherwise stated)	Total capital cost (100% unless otherwise stated)	Status/Milestones
Aluminium		
Project: Low-carbon AP60 aluminium smelter Location: Quebec, Canada Ownership: Rio Tinto (100%) Capacity: Project will add 96 new AP60 pots, increasing AP60 capacity by 160,000 tonnes of primary aluminium per annum Approval: June 2023 Planned start date: First hot metal and commissioning is expected by Q1 2026, smelter fully ramped up by end of 2026. To note: The investment includes up to $113 million of financial support from the Quebec government. This new capacity is expected to be in addition to 30,000 tonnes of new recycling capacity at Arvida, which has been rescheduled to open in Q4 2026 (previously Q4 2025).	$1.3bn	• Construction activities progressed to plan, with key milestones achieved in 2025 including completion of pot-to-pot module fabrication and installations, completion of main buildings and energisation of the first substations. • First hot metal and commissioning remains on track to be completed by Q1 2026.
Lithium		
Project: Rincon expansion Location: Salta province, Argentina Ownership: Rio Tinto (100%) Capacity: 60 ktpa (battery grade lithium carbonate) Approval: December 2024 Planned first production: 2028 with three-year ramp-up to full capacity To note: Project consists of the 3 ktpa starter plant and 57 ktpa expansion program. The mine is expected to have a 40-year[6] life and operate in the first quartile of the cost curve.	$2.5bn	• Starter plant: commissioning completed and start-up in progress, aiming to reach full capacity by end 2026. • Regulatory approval received in August, enabling commencement of construction for the battery-grade lithium carbonate plant. Construction activities progressed during H2, including camp expansion works and development of site infrastructure. • Expansion project construction of full scale plant remains on track.
Project: Fénix expansion (1B) Location: Catamarca province, Argentina Ownership: Rio Tinto (100%) Capacity: 10 ktpa LCE (battery grade lithium carbonate) Planned first production: H2 2026 To note: product is carbonate, chloride	$0.7bn	• Project is mechanically complete with commissioning at 60%. Mechanical Vapour Recompression plant commissioned to support planned first production. • First production remains on track for H2 2026.
Project: Sal de Vida Location: Catamarca province, Argentina Ownership: Rio Tinto (100%) Capacity: 15 ktpa LCE Planned first production: H2 2026 To note: product is carbonate	$0.7bn	• Project is mechanically complete with commissioning at 40%. • First production remains on track for H2 2026.
Project: Nemaska Lithium Location: Quebec, Canada Ownership: Rio Tinto (50%), Investissement Québec (50%) Capacity: 28 ktpa LCE (100%) Planned first production: 2028 To note: product is integrated lithium hydroxide.	$1.1bn (Rio Tinto share)	• Project work progresses at Bécancour hydroxide plant in Quebec. Engineering is now complete with construction at 60%. Commissioning planned to commence in 2026 ahead of first production in 2028. • Whabouchi and Galaxy mines: we are undertaking a strategic business and capital discipline review with our partners in Canada to decide which of the two mines we will develop. We expect to make a decision in the first half of 2026, to ensure an integrated solution for spodumene supply to Bécancour is available by 2028.

Project (Rio Tinto 100% owned unless otherwise stated)	Total capital cost (100% unless otherwise stated)	Status/Milestones
Copper		
Project: Oyu Tolgoi underground mine Location: Mongolia Ownership: Rio Tinto (66%), Government of Mongolia (34%) Capacity: from both the open pit and underground mines, average of ~500 kt[7] per year from 2028 to 2036. Approval: 2016 First production: 2024, ramp-up till 2028 To note: Oyu Tolgoi is set to become the world's 4th largest copper mine by 2030	$7.06bn	• Primary Crusher #2 construction completed ahead of plan in Q3, with first ore delivered in September. • Underground project development completed during Q4. • Project is now focused on safe handover to operations.
Project: Kennecott open pit extension Location: Utah, US Ownership: Rio Tinto (100%) Approval: 2019 To note: The project scope includes mine stripping activities and some infrastructure development, including tailings facility expansion. The project will allow mining to continue into a new area of the orebody between 2026 and 2032.	$1.8bn	• Stripping will continue through 2027 with sustainable ore production from the second phase of the pushback expected to be reached in H2 2027.
Project: Kennecott North Rim Skarn (NRS) underground development[8] Location: Utah, US Ownership: Rio Tinto (100%) Capacity: around 250 kt through to 2033[9] Approval: June 2023 First production: Q4 2025 To note: Original approval for $0.5bn with a further $0.1bn approved in December 2024 for additional infrastructure and geotechnical controls.	$0.6bn	• First production from NRS occurred in December 2025 with ramp-up from main stoping ramp sequence in Q1 2026.

1. Rio Tinto share of the Western Range capital cost includes 100% of funding costs for Paraburdoo plant upgrades.
2. The estimated annualised capacity of approximately 60 million dry tonnes per annum iron ore for the Simandou life of mine schedule was previously reported in a release to the Australian Securities Exchange (ASX) dated 6 December 2023 titled "Investor Seminar 2023". Rio Tinto confirms that all material assumptions underpinning that production target continue to apply and have not materially changed.
3. WCS is the holder of Simandou North Blocks 1 & 2 (with the Government of Guinea holding a 15% interest in the mining vehicle and WCS holding 85%) and associated infrastructure. WCS was originally held by WCS Holdings, a consortium of Singaporean company, Winning International Group (50%) and Weiqiao Aluminium (part of the China Hongqiao Group) (50%). On 19 June 2024, Baowu Resources completed the acquisition of a 49% share of WCS mine and infrastructure projects with WCS Holdings holding the remaining 51%. In the case of the mine, Baowu also has an option to increase to 51% during operations. During construction, SimFer will hold 34% of the shares in the WCS infrastructure entities with WCS holding the remaining 66%.
4. WCS holds the mining concession for Blocks 1 & 2, while SimFer holds the mining concession for Blocks 3 & 4. SimFer and WCS will independently develop their mines.
5. SimFer Jersey Limited is a joint venture between the Rio Tinto Group (53%) and Chalco Iron Ore Holdings Ltd (CIOH) (47%), a Chinalco-led joint venture of leading Chinese SOEs (Chinalco (75%), Baowu (20%), China Rail Construction Corporation (2.5%) and China Harbour Engineering Company (2.5%)). SimFer S.A. is the holder of the mining concession covering Simandou Blocks 3 & 4, and is owned by the Guinean State (15%) and SimFer Jersey Limited (85%). SimFer Infraco Guinée S.A. will deliver SimFer's scope of the co-developed rail and port infrastructure, and is co-owned by SimFer Jersey (85%) and the Guinean State (15%). SimFer Jersey will ultimately own 42.5% of La Compagnie du Transguinéen, which will own and operate the co-developed infrastructure during operations.
6. The production target of approximately 53 kt of battery grade lithium carbonate per year for a period of 40 years was previously reported in a release to the ASX dated 4 December 2024 titled "Rincon Project Mineral Resources and Ore Reserves: Table 1". Rio Tinto confirms that all material assumptions underpinning that production target continue to apply and have not materially changed. Plans are in place to build for a capacity of 60 kt of battery grade lithium carbonate per year with debottlenecking and improvement programs scheduled to unlock this additional throughput. Capacity of 60 ktpa is comprised of 3 ktpa starter plant, 50 ktpa full scale plant and 7 ktpa additional optimisation.
7. The ~500 thousand tonne per year copper production target (stated as recoverable metal) for the Oyu Tolgoi underground and open pit mines for the years 2028 to 2036 was previously reported in a release to the Australian Securities Exchange (ASX) dated 11 July 2023 "Investor site visit to Oyu Tolgoi copper mine, Mongolia". All material assumptions underpinning that production target continue to apply and have not materially changed.
8. The NRS Mineral Resources and Ore Reserves, together with the Lower Commercial Skarn (LCS) Mineral Resources and Ore Reserves, form the Underground Skarns Mineral Resources and Ore Reserves.
9. The 250 thousand tonne copper production target for the Kennecott underground mines over the years 2023 to 2033 was previously reported in a release to the Australian Securities Exchange (ASX) dated 20 June 2023 "Rio Tinto invests to strengthen copper supply in US". All material assumptions underpinning that production target continue to apply and have not materially changed.

Future options

Project	Status
Iron Ore: Pilbara brownfields	
Location: WA, Australia Ownership: Rio Tinto (100%) Capacity: over the medium term, our Pilbara system capacity remains between 345 and 360 million tonnes per year. Meeting this range, and the planned product mix, will require the approval and delivery of the next tranche of replacement mines over the next five years.	• Four of the five major replacement mines are currently ramping up or under construction. • The Greater Nammuldi extension project continues to be optimised with a pathway to first ore in 2028.[1]
Iron Ore: Rhodes Ridge	
Location: WA, Australia Ownership: Rio Tinto (50%), Mitsui & Co. (40%), AMB Holdings Pty Ltd (10%)[2] Capacity: 40 to 50 Mtpa First ore: end of decade To note: The Rhodes Ridge Joint Venture has approved a feasibility study to progress development of the first phase of the Rhodes Ridge project. The feasibility study will assess development of an operation with initial annual production capacity of 40 to 50 Mtpa, and is scheduled to commence in Q1 2026 and expected to conclude in 2029. The development will use Rio Tinto's rail, port and power infrastructure. Following completion of the pre-feasibility study and with the environmental referral planned, we aim to progress toward reporting an initial Ore Reserve for Rhodes Ridge in 2026, contingent on continued review of all relevant modifying factors.	• In December 2025, the Rhodes Ridge Joint Venture approved a $191 million (Rio Tinto share $96 million) feasibility study to progress development of the first phase of the project. • The joint venture partners (Rio Tinto 50%, Mitsui 40% and AMB Holdings 10%) intend to invest a further $146 million on exploration between 2026 and 2028 as part of ongoing study phases. • The feasibility study is expected to conclude in 2029.
Copper: Resolution	
Location: Arizona, US Ownership: Rio Tinto (55%), BHP (45%) To note: proposed underground copper mine in the Copper Triangle, in Arizona.	• On 20 June 2025, the United States Forest Service (USFS) republished the Final Environmental Impact Statement (FEIS) and draft Record of Decision (ROD). Absent a Court order, this publication would have enabled completion of the congressionally mandated land exchange between Resolution Copper and the federal government. But, on 18 August 2025, as the land exchange neared completion, the Ninth Circuit Court of Appeals issued an administrative order to enjoin the land exchange. • On 6 October 2025, in separate litigation brought by the Apache Stronghold, a non-profit organisation, the U.S. Supreme Court denied the group's petition for rehearing in its case seeking to prevent the land exchange. • Oral arguments in the Ninth Circuit Court of Appeals were completed on 7 January 2026. A decision is anticipated in 2026. • Resolution continues to seek to demonstrate to the Courts why the land exchange should proceed as directed by Congress. The land exchange will enable further underground mine development and place thousands of acres of ecologically and culturally significant land into permanent conservation.
Copper: Winu	
Location: WA, Australia Ownership: Rio Tinto (70%), Sumitomo Metal Mining (SMM) (30%) To note: In late 2017, we discovered copper-gold mineralisation at the Winu project (Paterson Province in Western Australia). In 2021, we reported our first Indicated Mineral Resource. The pathway remains subject to regulatory and other required approvals. Project Agreement negotiations with Nyangumarta and the Martu Traditional Owner Groups remain our priority.	• The Joint Venture agreement with SMM was completed on schedule in Q4. • The pre-feasibility study with an initial processing capacity development of up to 10 Mtpa was also completed in Q4. • The project has advanced to a feasibility study, which is currently in progress and scheduled for completion by the end of 2026. • The Environmental Review Document has been submitted to the Western Australian Environmental Protection Authority (EPA) for assessment in collaboration and support with both Traditional Owner Groups.
Copper: La Granja	
Location: Cajamarca, Peru Ownership: Rio Tinto (45%), First Quantum Minerals (55%) To note: In August 2023, we completed a transaction to form a joint venture with First Quantum Minerals (FQM) that will work to unlock the development of the La Granja project, one of the largest undeveloped copper deposits in the world, with potential to be a large, long-life operation. FQM acquired its stake for $105 million. It will invest up to a further $546 million into the joint venture to sole fund capital and operational costs to take the project through a feasibility study and toward development.	• Evaluation of drill results is underway - results are expected in Q1 2026. • Progressing the feasibility study.

1. All necessary State and Federal Government approvals have been received. The project is still subject to Traditional Owner consultation.
2. Mitsui holds its 40% interest through an entity named SPC Blue Pty Ltd and AMB holds its 10% interest through Rhodes Ridge Mining (No 1) Pty Ltd, a wholly owned subsidiary of Wright Prospecting Pty Ltd, that is managed and controlled by AMB.

Project	Status
Aluminium: Arctial partnership	
Location: Finland To note: Partnership agreement with the Swedish investment company Vargas, Mitsubishi Corporation and other international and local industry partners to study a low carbon aluminium greenfield opportunity in Finland. As the strategic industrial partner, Rio Tinto will provide the Arctial partnership with access to its proven industry-leading AP60 technology and assist in what would be the first AP60 deployment in an aluminium smelter outside Quebec, Canada.	• Arctial JV was formally established in Q2 2025 and a pre-feasibility study and environmental impact assessment study were conducted during the remainder of 2025. • The JV partners will review the outcome of those studies and are expected to consider next steps for further development of the project during Q1 2026.
Lithium	
Location: Argentina	• Developing the blueprint in 2026 for two future hubs, targeting $30/kg capital intensity with a 30-month timeline for development and <$5/kg C1 operating costs.
Location: Atacama region, Chile To note: • Binding agreement to form a joint venture (JV) with Codelco to develop and operate the high-grade Salar de Maricunga project. • Binding agreement with ENAMI to form a JV to develop the Salares Altoandinos project.	• Expected agreement closure dates: H1 2026 (for both Maricunga and Altoandinos), subject to receipt of all applicable regulatory approvals and satisfaction of other customary closing conditions.
Location: Serbia Ownership: Rio Tinto (100%) To note: Development of the greenfield Jadar lithium-borates project in Serbia to include an underground mine with associated infrastructure and equipment, as well as a beneficiation chemical processing plant.	• Project has been moved to care and maintenance.



Image: Bauxite stockpiles at the reclaimer area, Amrun Operations, Australia.

Aluminium & Lithium

Aluminium & Lithium now sit in a single product group, reinforcing our portfolio of critical materials essential to the transport, energy infrastructure and construction sectors. Our Aluminium business is built on a global footprint of world-class assets, with an integrated bauxite-to-aluminium value chain. We have a diversified offering that includes low-carbon primary and secondary aluminium, recycled aluminium, and value-added products. In Lithium, we bring together spodumene and brine mining operations with downstream processing capability to produce high-quality lithium hydroxide, lithium carbonate and various other lithium products. With premier resource bases in both businesses globally, and the operational strength and flexibility to adapt to evolving customer needs, we are well positioned to meet rising demand for the energy transition.

Snapshot of the year

AIFR

0.54

(2024: 0.38)

Employee numbers[1]

19,000

(2024: 16,000)

Net cash generated from operating activities

$3.8bn

(2024: $2.8bn)

Scope 1 and 2 GHG emissions (equity Mt CO_2e)

24.3 Mt

(2024: 22.9 Mt)

Safety

Across Aluminium & Lithium, we prioritise safety by focusing on preventing fatal and life-changing harm, strengthening risk management and critical controls, and continuously elevating our safety culture through leadership, learning and accountability.

For Aluminium, in 2025, we experienced an increase in the all-injury frequency rate (AIFR) from 0.38 to 0.55, partly reflecting a change in injury classification. This prompted targeted work to improve injury performance through site-specific improvement plans. Our Safety Maturity Model (SMM) continued to progress through structured field engagements and integration into planning and assurance processes, supporting our long-term goal of maturing risk management and building a culture of accountability and care. We initiated a safety reset in all regions to reverse the increasing trend, which was successfully implemented in the second half of the year.

We recorded 19 potential fatal incidents (PFIs) in Aluminium, with critical risks primarily related to contact with electricity, falling objects, and vehicle collision or rollover. To address these, we strengthened Critical Risk Management practices and improved the effectiveness of controls. We also enhanced our incident investigation process by introducing more rigorous action effectiveness reviews, ensuring that learnings translate into meaningful improvements.

For our Lithium business, the AIFR increased slightly from 0.24 to 0.30 in 2025. This includes existing operations, the startup of 2 new lithium extraction-to-carbonate sites – Rincon 3000 starter plant and Sal de Vida – and the expansion of Fénix in Argentina. We recorded one PFI in Lithium, with risk linked to vehicle collision and rollover. Our Lithium business has begun integrating into Rio Tinto systems, while enhancing operational ownership and accountability for risk awareness and mitigation.

Moving forward, by prioritising engineering design, strategic capital investment and ongoing research, we aim to minimise hazards and remove personnel from high-risk areas as established in our sustainability roadmap.

Market insights

World aluminium semi-fabricated demand rose by approximately 2% year on year in 2025. The global energy transition (in electric vehicles and renewables) remained the driver of growth while demand in building and construction remained weak.

World aluminium primary production rose by around 1.7% in 2025 with lower growth in China as it remained constrained by its self-imposed aluminium capacity cap. Commissioning of greenfield smelting capacity in Indonesia and smelter restarts in Europe (excluding Russia) and Brazil drove growth in production outside China. Overall, the global aluminium market recorded a small deficit in 2025, and visible weeks of inventory remain at a low level.

The London Metal Exchange (LME) cash aluminium price recorded an impressive performance in the 2nd half of 2025. A high investor net long position in the LME supported by a weak US dollar drove the rally in the price. The regional market premium in the US hit a record high by the 4th quarter, following the introduction of a 50% US import tariff on aluminium from June which led to lower imports and subsequent destocking of aluminium. The Australian FOB (free on board) alumina price reached a multi-year low by the 4th quarter on increased availability of new refinery supply in China and Indonesia. Guinean bauxite exports to China recorded robust growth in 2025, despite the revocation of certain Guinean bauxite mining licences by the government. China CIF (cost, insurance and freight) bauxite prices softened through the year because of increased availability of bauxite.

2025 saw another strong year of lithium demand growth of approximately 25%. Global lithium supply increased 14% year on year, supported by Chinese investments in Africa and new projects in South America. After a weak first half of 2025, lithium carbonate prices surged 80% over the 2nd half to $14,500/t as of 31 December, led by supply concerns in China and growing optimism on the demand for battery energy storage systems (BESS). Although prices were soft in the first half, supply cuts have been limited as producers focused on cost reductions and secured funding to maintain production. Long-term fundamentals remain strong, with further investment required to meet growing demand under supportive EV and BESS policies.

1. This represents the average number of employees for the year, including the Group's share of non-managed operations and joint ventures, rounded to the nearest thousand. Refer to page 268 for more information.

Aluminium & Lithium

Year ended 31 December	2025	2024	Change
Bauxite production ('000 tonnes — Rio Tinto share)	**62,400**	58,653	6%
Alumina production ('000 tonnes — Rio Tinto share)	**7,593**	7,303	4%
Aluminium production ('000 tonnes — Rio Tinto share)	**3,380**	3,296	3%
Lithium carbonate equivalent (LCE) production ('000 tonnes — Rio Tinto share)[1]	**57**	NA	NA
Segmental revenue (US$ millions)[2]	**17,056**	13,650	25%
Average realised aluminium price (US$ per tonne)	**3,318**	2,834	17%
Underlying EBITDA (US$ millions)	**4,574**	3,552	29%
Net cash generated from operating activities (US$ millions)	**3,815**	2,847	34%
Capital expenditure — excluding EAUs (US$ millions)[3]	**(3,346)**	(1,848)	81%
Free cash flow (US$ millions)	**416**	962	(57%)
Aluminium underlying return on capital employed[4]	**13%**	10%	

Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result in the year-on-year change. Financial information has been recast in accordance with the organisational restructure announced on 27 August 2025.

1. Q1 2025 LCE production from Arcadium was 17 kt of which 6 kt was produced since completion of the acquisition in March. Accordingly, of the 57 kt LCE production in 2025, 46 kt was attributable to Rio Tinto.
2. 2025 freight revenue for Bauxite business was $493 million (2024: $498 million).
3. Capital expenditure is the net cash outflow on purchases less sales of property, plant and equipment; capitalised evaluation costs; and purchases less sales of other intangible assets. It excludes equity accounted units (EAUs).
4. Underlying return on capital employed (ROCE) is defined as underlying earnings excluding net interest divided by average capital employed.

Financial performance

- **Underlying EBITDA:** Overall we delivered a significant uplift in profitability with a 29% increase in underlying EBITDA to $4.6 billion primarily driven by the Aluminium business which contributed $4.4 billion and delivered an underlying ROCE of 13%. Our Lithium business contributed $0.2 billion, including Arcadium following completion of the acquisition in March. The result reflects strong bauxite and aluminium prices, improved market premiums alongside higher volumes, partly offset by approximately $1 billion of gross costs associated with US tariffs on our primary aluminium exports. From March 2025, we lost the 10% tariff exemption under Section 232, from which we benefited since 2018. The US Midwest premium has adapted to levels fully compensating for the 50% tariff.
- **Capital investment:** YoY increase primarily reflecting continued investment in growth. This incorporates approximately $1.4 billion capital expenditure related to Lithium projects, including Rincon, Fénix expansion (1B), Sal de Vida and Nemaska. Capital expenditure increased by about $300 million to $2 billion in the Aluminium business, reflecting the acceleration of the low-carbon AP60 aluminium smelter project in Quebec, Canada and early works to increase capacity at the Weipa Southern Operations in Queensland, Australia.
- **Cash flow:** Aluminium business generated $1.9 billion of free cash flow, a 45% YoY increase, driven by higher underlying EBITDA, and represents an increase in underlying EBITDA cash conversion compared to 2024. This was partly offset by a $1.5 billion cash outflow in the Lithium business mainly on investment in growth capital projects.
- **Pricing:** Our aluminium price comprises the LME price, a market premium and a value-added product (VAP) premium.
- **Realised price:**

$/tonne	2025	2024	2025 vs 2024
Average LME price	**2,632**	2,419	+9%
Average product premiums for VAP sales[1]	**336**	295	+14%

1. Our VAP sales were 42% of primary metal sold in 2025 (2024: 46%).

Review of operations

- **Bauxite:** Delivered another steady year with production increasing 6% YoY to a new annual production record of 62.4 Mt. This followed a 7% increase in the prior year, reflecting sustained operational improvements from application of the Safe Production System at Amrun.
- **Alumina:** 4% YoY increase in production, driven by improving plant performance at Yarwun and stable operations across other sites.

  At Yarwun, we announced we will reduce production by 40% from October 2026 to extend the operation's life until 2035 and allow time to explore further life-extension and modernisation options.
- **Aluminium:** Stable production as the group continued to adapt to market and supply chain dynamics, maintaining output near historical highs. The YoY increase in production reflected increased ownership interests in Boyne Smelters from 59.4% to 71% effective 1 October and further to 73.5% from 1 November 2024, and Tiwai Point Smelter from 79.4% to 100% effective 1 November 2024. New Zealand Aluminium Smelter (NZAS) returned to full production rates in Q4 following the call from Meridian Energy to reduce electricity usage from early March to 15 June 2025. The Kitimat smelter continued stable operations despite operating with fewer pots than targeted, as we adapt to lower reservoir levels.
- **Lithium:** Completed the acquisition of Arcadium in March, formed Rio Tinto Lithium business together with Rincon. Achieved record Q4 hydroxide production at Bessemer City and record carbonate production at Fénix and Olaroz, supported by the ramp-up to nameplate capacity of Fénix 1A and Olaroz stage 1 running at full capacity as planned, with stage 2 performing in line with expectations. Mt Cattlin spodumene operation in Western Australia was placed on care and maintenance by end of March 2025.

For more information about our capital projects and future growth options, see pages 21-25.

Case study

Amrun: Unlocking full potential in bauxite

Our Amrun bauxite operation in Queensland, Australia continues to deliver strong performance, underpinned by a focused journey toward operational excellence. Building on the substantial work done in 2024, Amrun produced 25.3 million tonnes in 2025 – an 8.7% uplift that marks a significant step toward sustained growth.

This increase reflects disciplined execution, empowered teams, and strategic enhancements across the value chain. A standout example is a low-cost enhancement to the crude ore circuit that improved feed stability and unlocked an additional 900,000 tonnes of production. These results demonstrate the impact of our Safe Production System in driving flow and reducing variability.

Amrun's transformation has been enabled by clear leadership focus, strong operational ownership at all levels, and a mindset geared toward innovation and problem solving. With these foundations in place, the site is well positioned to sustain high performance and pursue further productivity gains. Amrun's success offers a blueprint for scalable excellence across our aluminium portfolio, supporting our commitment to operational efficiency, resilience and long-term value creation.

For more information see riotinto.com/unlockingpotential



Image: Copper cathode produced using our Nuton® Technology at the Johnson Camp mine, Arizona. Read more in the case study on page 29.

Copper

To meet strong structural demand driven by electrification, decarbonisation and technological infrastructure such as data centres, we are targeting 1 million tonnes of copper annually by 2030. Coupled with operational excellence and advanced technical capabilities, our focus is on delivering disciplined, resilient and profitable growth from our global portfolio of operations and projects.

Snapshot of the year

AIFR	Employee numbers[1]
0.25 (2024: 0.32)	**9,000** (2024: 9,000)

Net cash generated from operating activities	Scope 1 and 2 GHG emissions (equity Mt CO_2e)
$4.7bn (2024: $2.6bn)	**0.9 Mt** (2024: 1.0 Mt)

Safety

Safety is our first priority. We never lose sight of the responsibility we carry to ensure our people are removed from harm's way at every level of our Copper business, every day.

In 2025, we recorded 17 potential fatal incidents (PFIs), down from 24 the previous year. Notable critical risks associated with these events included falls from height, falling objects and vehicle incidents. This downward trend reflects our continued focus on Critical Risk Management and proactive measures to prevent serious harm.

Our all-injury frequency rate (AIFR) reduced to 0.25, a marked improvement from 0.32 in 2024. Employee AIFR is 0.14, while contractor AIFR is 0.31, highlighting the importance of ongoing efforts to improve monitoring and two-way learning with our contractor partners.

During the year, we introduced the Copper Fatality Elimination Forum. This is dedicated to rigorously reviewing potential fatal events to ensure transferable learnings are converted into meaningful actions, better hazard identification and stronger control effectiveness.

Our Safety Maturity Model (SMM) saw improvements through structured field engagements, while sites embedded SMM principles into their planning and assurance processes.

Concurrently, we reinforced site-specific health and hygiene risk management initiatives, including mitigation projects to reduce exposure to silica at Oyu Tolgoi, and silica and noise at Kennecott. We also maintained strong focus on psychological safety, delivering annual mental health and psychosocial training across US assets.

Contractor safety performance at Kennecott saw improvement through Keep Each Other Safe workshops to reinforce Rio Tinto risk management practices. These efforts were complemented by inclusive engagement, ensuring all contracting partners participated in safety forums and programs.

For 2026, our focus will remain on fatality elimination, strengthened risk management and compliance, and maintaining our social licence. These priorities will further mature our approach to risk management by embedding it into core business decisions and reinforcing a culture of accountability and operational excellence. Oyu Tolgoi and Kennecott will continue advancing our assurance processes, while Resolution will implement risk-based assurance for material risks. Supported by a high-level Copper integrated plan, we will monitor progress and control performance more systematically throughout the year, improving visibility and governance.

Market insights

London Metal Exchange (LME) prices finished 2025 at a record high of $12,504 per tonne (567 US cents per pound) in response to a succession of supply disruptions at major mines, a softer US dollar, and low inventory at LME warehouses. Alongside weak supply growth, copper demand rose by 3% in 2025. This was led by strong electrification-related demand in China, which more than offset weakness in other sectors, such as construction. Gold also hit record highs, breaking past $4,000 per ounce, as rate cuts, dollar weakness and geopolitical tensions drove investor buying.

The US Government initiated a Section 232 tariff investigation into copper during the first half of 2025. As a result, the Chicago Mercantile Exchange (CME) copper price traded significantly above the LME as markets priced in potential tariffs. On 31 July, the US Government announced Section 232 tariffs on copper. These did not cover refined copper. As a result, the CME price fell back towards the LME price. For the year as a whole, CME copper averaged 30 US cents per pound ($667 per tonne) above the LME price.

The copper concentrate market remains exceptionally tight due to excess smelting capacity. Spot treatment and refining charges continue to trade in negative territory as a result. The 2026 annual benchmark has settled at $0 per tonne, an all-time low.

1. This represents the average number of employees for the year, including the Group's share of non-managed operations and joint ventures, rounded to the nearest thousand. Refer to page 268 for more information.

Copper

Year ended 31 December	2025	2024	Change
Copper production ('000 tonnes) (consolidated basis)[1]	**883**	793	11%
Gold production - mined ('000 oz - Rio Tinto share)	**464**	282	65%
Segmental revenue (US$ millions)	**13,729**	9,275	48%
Average realised copper price (US cents per pound)[2]	**457**	422	8%
Underlying EBITDA (US$ millions)	**7,369**	3,437	114%
Net cash generated from operating activities (US$ millions)[3]	**4,702**	2,590	82%
Capital expenditure — excluding EAUs (US$ millions)[4]	**(1,872)**	(2,055)	(9%)
Free cash flow (US$ millions)	**2,820**	526	437%
Underlying return on capital employed (product group operations)[5]	**14%**	6%	

Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result in the year-on-year change.

1. Includes Oyu Tolgoi and Kennecott on a 100% consolidated basis, and Escondida on an equity share basis.
2. Average realised price for all units sold. Realised price does not include the impact of the provisional pricing adjustments, which positively impacted revenues by $758 million (2024: $92 million negative).
3. Net cash generated from operating activities excludes the operating cash flows of equity accounted units (EAUs) but includes dividends from EAUs (Escondida).
4. Capital expenditure is the net cash outflow on purchases less sales of property, plant and equipment; capitalised evaluation costs and purchases less sales of other intangible assets. It excludes EAUs.
5. Underlying return on capital employed (ROCE) is defined as underlying earnings (product group operations) excluding net interest divided by average capital employed.

Financial performance

- **Underlying EBITDA:** Delivered a standout year with underlying EBITDA up 114% driven by a 9% increase in copper LME price and a 12% increase in consolidated copper sales volumes, further supported by the strong gold price and higher gold volumes from Oyu Tolgoi. In addition, a $195 million gain was recognised from the sale of a 30% interest in the Winu copper project in Australia to Sumitomo Metal Mining, with the joint venture agreement completed in Q4. The strong underlying EBITDA supported a 14% return on capital employed, increasing by 8 percentage points from 2024.
- **Unit costs:** Copper C1 net unit costs, at 67 cents per pound were lower than the revised guidance provided at the Capital Markets Day on 4 December 2025 (80 - 100c/lb). This reduced by 53% from 2024 (142 c/lb), driven by higher copper production at Escondida and Oyu Tolgoi. In addition, higher by-product credits from higher gold volumes and a rising gold price further reduced net unit costs. This was partially offset by cost inefficiencies at Kennecott on lower refined production.
- **Capital investment:** 9% YoY decrease in capital investment as we completed the Oyu Tolgoi underground project development in Q4.
- **Cash flow:** We generated 82% higher net cash from operating activities of $4.7 billion, driven by the higher underlying EBITDA, albeit representing a lower underlying EBITDA cash conversion, mainly due to lower dividends from Escondida relative to its underlying EBITDA as the asset moves into an investment phase. Together with a 9% reduction in capital investment, free cash flow of $2.8 billion was delivered, a substantial uplift from 2024.

Review of operations

- **Production:** 11% increase in copper production YoY, mainly driven by a 61% YoY increase from Oyu Tolgoi supported by a now fully operational conveyor to surface combined with higher grade from the open pit. We also benefited from improving head grade and recovery rates at Escondida. This was partially offset by lower refined volumes at Kennecott due to a planned 45-day smelter shutdown and a strong 2024 where we benefited from the drawdown of inventory following the smelter rebuild in late 2023. Mined production at Kennecott was stable YoY as we continue to successfully navigate challenging geotechnical conditions.
- **Oyu Tolgoi:** ramp-up is on track to reach an average of around 500 thousand tonnes of copper per year (100% basis and stated as recoverable metal) from 2028 to 2036.[1] Continuing engagement with Government of Mongolia including for the Entrée licence transfer. We maintain flexibility and options in the mine plan, including bringing Panel 1 or Panel 2 South into production first, depending on the timing of the licence transfer.

For more information about our capital projects and future growth options, see pages 21-25.

1. The 500 thousand tonne per year copper production target (stated as recoverable metal) for the Oyu Tolgoi underground and open pit mines for the years 2028 to 2036 was previously reported in a release to the Australian Securities Exchange (ASX) dated 11 July 2023 "Investor site visit to Oyu Tolgoi copper mine, Mongolia". All material assumptions underpinning that production target continue to apply and have not materially changed.

Case study

Nuton® Technology moves from concept to copper cathode in 18 months

In December, we announced the production of first copper from our advanced bioleaching technology venture, Nuton, which successfully commissioned its inaugural industrial-scale demonstration at Johnson Camp Mine in Arizona. The rapid speed of deployment in just 18 months is a major breakthrough, showcasing that cleaner, faster, and more efficient copper production is possible.

Nuton® Technology eliminates the need for conventional refining and smelting by relying on naturally occurring microorganisms to leach copper from primary sulphide ores. The process requires significantly less energy and water and also eliminates the need for tailings. Primary sulphide ores are traditionally considered difficult to process despite accounting for up to 70% of the world's untapped copper.

In 2026, Nuton will validate its long-term technical performance at Johnson Camp Mine while looking to other demonstration sites. Its modular brick system is designed to be rapidly scaled and tailored according to different orebody characteristics.

For more information see riotinto.com/nuton



Image: Our Western Range iron ore mine in Western Australia, which opened in 2025. Read more in the case study on page 31.

Iron Ore

In 2025, we announced we are bringing together our world-class Pilbara Iron Ore operations in Western Australia, the Iron Ore Company of Canada (IOC) and – once fully operational – Simandou in Guinea. This unified portfolio will create a global iron ore business, combining proven performance with future potential, enabling shared safety practices, cutting-edge technology and operational excellence across our network. It positions us to deliver stronger outcomes for customers, communities and shareholders.

Snapshot of the year

AIFR

0.66

(2024: 0.65)

Employee numbers[1]

18,000

(2024: 19,000)

Net cash generated from operating activities

$10.6bn

(2024: $12.1bn)

Scope 1 and 2 GHG emissions (equity Mt CO_2e)

3.8 Mt

(2024: 3.8 Mt)

Safety

Nothing is more important than the safety and wellbeing of our people, and fatality prevention remains our core priority across all operations. For IOC and our Pilbara Iron Ore operations, we've seen a sustained reduction in potential fatal incidents (PFIs), down from 32 in 2022 to 21 in 2025. Most of these incidents continue to involve falling objects and falls from heights. Our all-injury frequency rate (AIFR) was 0.66, increasing from 0.65 in 2024.

Across our Pilbara Iron Ore operations, we continued with our program of work to strengthen critical controls relating to fall from heights and falling objects risks. For example, we reviewed elevated work platform standards to verify the stability and suitability of equipment, updated scaffold and rope access guidance, and we are working with our industry partners to standardise barricading controls. We have been focusing on safety and health with our contractor partners who complete some of the high risk work such as shutdowns, and saw an improvement in 2025. We will continue to focus on this area in 2026. To reduce hand injuries, we introduced a program combining targeted training and tooling redesign, to keep hands out of harm's way. We also advanced our approach to psychosocial risk management by deploying our psychosocial incident investigation process. We delivered targeted awareness programs on vicarious trauma and suicide prevention, and fatigue risk roster modelling aligned with industry best practice.

At IOC, we focused significant effort on the mine's vehicle fatality elimination program through disciplined leadership and the continued application of the Safety Maturity Model (SMM), which advanced in maturity in 2025. SMM enables us to move beyond compliance to proactive, high-performing safety behaviours, embedding safety as a core consideration in every decision. Our Courage to Care program reached its 6th year in 2025 and continued to engage frontline employees by strengthening risk awareness and fostering personal accountability. Together, SMM and Courage to Care form the foundation of our safety transformation, driven by the belief that every individual plays a vital role in preventing harm and promoting wellbeing.

Market insights

In 2025, steel demand continued to be resilient in both China and other markets. Global crude steel production grew by 1% year on year in 2025, primarily reflecting China's robust performance as gains in infrastructure, machinery, and energy transition steel demand offset the continuing but modest contraction in the property sector's consumption. China's steel exports (including semis) rose 14% year on year to 134 million tonnes despite an environment of higher trade barriers. Notably, domestic steel production in the major importers of Chinese steel (eg ASEAN, the Middle East and India) also expanded in 2025, demonstrating the resilience of ex-China steel demand.

On the supply side, global seaborne iron ore shipments rose by ~2% year on year to 1.6 billion tonnes, as the major producers' combined exports were effectively unchanged year on year at ~1.25 billion tonnes. The ramp-ups of smaller-scale and typically higher-cost projects lifted non-major producers' aggregate volume above 370 million tonnes for the first time in 2025. With around half of this supply relatively high cost and price elastic, average annual iron ore prices still exceeded $100/dmt CFR China for the 6th consecutive year. Iron ore imports in China continued to be stable at close to or above 1.3 billion tonnes, while shipments to other markets continued to fluctuate around 400 million tonnes.

1. This represents the average number of employees for the year, including the Group's share of non-managed operations and joint ventures, rounded to the nearest thousand. Refer to page 268 for more information.

Iron Ore

Year ended 31 December	2025	2024	Change
Pilbara production (million tonnes — 100%)	**327.3**	328.0	0 %
Pilbara shipments (million tonnes — 100%)	**326.2**	328.6	(1)%
Salt production (million tonnes — Rio Tinto share)[1]	**4.8**	5.8	(18)%
IOC pellets and concentrates production (million tonnes — Rio Tinto share)[2]	**9.3**	9.4	(1)%
Simandou production (million tonnes — Rio Tinto share)	**1.0**	NA	NA
Segmental revenue (US$ millions)	**28,989**	31,601	(8)%
Average Pilbara iron ore realised price (US$ per dry metric tonne, FOB basis)	**90.0**	97.4	(8)%
IOC pellets realised price (US$ per wet metric tonne, FOB basis)[2]	**125.7**	144.0	(13)%
Underlying EBITDA (US$ millions)	**15,194**	16,985	(11)%
Net cash generated from operating activities (US$ millions)	**10,605**	12,132	(13)%
Capital expenditure (US$ millions)[3] - excludes Simandou project	**(4,422)**	(3,303)	34 %
Free cash flow (US$ millions)	**6,061**	8,740	(31)%
Underlying return on capital employed[4]	**39%**	48%	

Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result in the year-on-year change. Financial information has been recast in accordance with the organisational restructure announced on 27 August 2025.

1. Dampier Salt is reported within Iron Ore, reflecting management responsibility. The Simandou iron ore project in Guinea reports to the Chief Safety & Technical Officer and financial information is reported outside the Reportable segments.
2. Iron Ore Company of Canada (IOC) has been moved from the former Minerals product group to the Iron Ore product group.
3. Capital expenditure is the net cash outflow on purchases less sales of property, plant and equipment; capitalised evaluation costs; and purchases less sales of other intangible assets.
4. Underlying return on capital employed (ROCE) is defined as underlying earnings excluding net interest divided by average capital employed.

Financial performance

- **Pilbara product strategy:** Following a review of our product strategy, we made some changes to specifications of the Pilbara Blend. These predominantly combined the previous Pilbara Blend and SP10 products into a single blend with the average iron content moving to 60.8% Fe (from 61.6%). Shipments of the new Pilbara Blend commenced in July 2025. As planned, SP10 levels have reduced by around half YoY, accounting for 10% of Pilbara shipments in H2 2025 (100% basis), from 20% in H2 2024.
- **Underlying EBITDA:** 11% lower than 2024, primarily reflecting lower realised prices across both Pilbara and IOC ($2.3 billion impact) alongside inflation. These impacts were partly offset by a 1% increase in Pilbara shipments (consolidated basis), despite disruption from the cyclones in Q1, along with a lower proportion of SP10 volumes following implementation of the Pilbara product strategy.
- **Pilbara unit costs:** Strong Pilbara shipment performance and mining productivity in the second half drove a reduction in unit costs from $24.3 per tonne in H1 to $23.5 per tonne for the full year, which were $0.5 per tonne higher than 2024. This was primarily driven by inflation, a higher work index and $0.1 billion of recovery costs incurred following the cyclones in Q1, which were partially offset by productivity improvements.
- **Capital investment:** 34% increase YoY reflecting the progress we have made at our Pilbara projects. Four of the five major replacement mines are currently ramping up or under construction. We opened Western Range in June 2025 on time and on budget, and Brockman Syncline 1, Hope Downs 2 and West Angelas have received all necessary approvals, enabling commencement of main construction works, laying the foundation to achieve our mid-term capacity of 345 to 360 Mtpa.
- **Cash flow:** Cash generated from operating activities was 13% lower than 2024, driven by the same factors as underlying EBITDA and representing an underlying EBITDA cash conversion comparable to 2024. Net of the increase in capital investment, Iron Ore delivered free cash flow of $6.1 billion.
- **Pilbara pricing:**

% of total shipments	2025	2024
Average index for the month	**75 %**	78 %
Quarterly lag	**10 %**	10 %
Quarterly average & others	**15 %**	12 %
FOB pricing	**25 %**	25 %

- **Pilbara average prices:**

	Units	2025	2024	% change YoY
Platts 62% index	FOB, $/dmt	92.5	98.4	(6)%
Pilbara iron ore	FOB, $/wmt	82.8	89.6	(8)%
Pilbara iron ore	FOB, $/dmt	90.0	97.4	(8)%

- **Freight revenue:** Segmental revenue for our Pilbara operations included freight revenue of $2.1 billion (2024: $2.3 billion).

Review of operations

- **Pilbara iron ore:** Production was flat YoY (100% basis) following a rebound from the cyclone impacts in Q1 and the achievement of record mining rates since April. This performance was underpinned by continued investment in mine health and productivity. While cyclone recovery constrained the port operations for most of H1, surplus inventories accumulated at the mines. Enhanced resilience across our rail and port infrastructure subsequently enabled record shipments in H2.
- **Iron Ore Company of Canada:** 2025 production was 1% lower YoY, due to pit health and mine equipment reliability challenges which constrained ore availability and resulted in lower ore feed to the concentrator. Annual rail haulage set a record at 37.8 Mt driven by continued operational improvements to meet increasing third party demand and IOC material.
- **Simandou:** First ore from the SimFer mine commenced train loading in October, with first shipment from the WCS port in December, landing at the port in China in January 2026. Stockpiles have continued to build at the SimFer mine gate. In total, 2.3 Mt of crushed iron ore was produced in 2025 (100% SimFer). Tertiary crushing will be undertaken in China. There is a two to three month lag between mine gate production and sales.
- **Portside business:** Total iron ore sales in China at our portside were 23.2 Mt (29.9 Mt in 2024), of which 95% were either screened or blended in Chinese ports. The decrease in sales reflects lower SP10 shipments.
- **Inventory levels at portside:** 6.4 Mt at year end (7.1 Mt at 31 December 2024), including 3.3 Mt of Pilbara product.

For more information about our capital projects and future growth options, see pages 21-25.

Case study

Western Range: Strengthening the Pilbara's future

Together with joint venture partner China Baowu Group, we officially opened Western Range – our newest and 18th iron ore mine in the Pilbara – alongside Yinhawangka Traditional Owners. The $2 billion project ($1.3 billion Rio Tinto share) was delivered on time and on budget and could sustain the existing Paraburdoo mining hub for up to 20 years, with a capacity of up to 25 million tonnes per year.

Western Range provides stability for more than 880 residential and fly-in, fly-out employees in Paraburdoo. It also strengthens the Western Australian and national economies through royalties and taxes.

For more information see riotinto.com/westernrange



Our approach to sustainability

As stewards of the lands where we operate, we have a responsibility to access and develop the world's essential materials safely and sustainably, and make a positive contribution to society.

Image: A turtle hatchling held by an Amrun Land and Sea Management Program Advisor and as part of the turtle survey program at Amrun Operations, Australia.

This responsibility underpins everything we do, and drives our commitment to embedding sustainability considerations into every stage of the business, from exploration to closure.

Our sustainability priorities are informed by society's evolving expectations. Each year we complete a materiality assessment to understand the sustainability topics that matter most to our stakeholders and our business.

It's essential we manage priority areas well as we build strong sustainability performance and social licence. Insights gathered through this process help us to strengthen our approach, and contribute to the long-term sustainability and success of our business for all stakeholders.

Sustainability framework

Our sustainability framework shows the areas where we can have the greatest impact, by bringing together our existing targets, standards and commitments. We embed sustainability into how we plan, make decisions and measure progress across our business. This isn't always easy. At times, stakeholders have varying needs and expectations of us, which we take care to understand and balance. There are also other considerations – many of which reflect a navigation between short-term gains and long-term resilience – that form part of our decision making.

In 2025, we refreshed our sustainability framework, to achieve better alignment with our purpose, strategy and stakeholder expectations. We developed the framework through engagement with a range of external stakeholders and internal subject matter experts, to create a framework that focuses our efforts on the most critical areas.

We've simplified the framework into 2 pillars: socially connected and environmentally committed, underpinned by our 5 themes of greatest impact. Under the social pillar, we focus on people and communities. Under the environmental pillar, we focus on decarbonisation and nature. Indigenous Peoples is positioned at the intersection of social and environmental priorities, reflecting their deep connection to the land and interdependencies between social, cultural and environmental elements. At the centre of the framework are 4 enablers – respecting rights, transparency, innovation and partnership – which underpin how we deliver on our commitments and embed strong governance into everything we do.


Socially connected
Environmentally committed
Partnership
Innovation
Respecting rights
Transparency

People
Prioritising health, safety and wellbeing, and nurturing talent

Communities
Building relationships and strengthening engagement to co-create positive outcomes

Indigenous Peoples
Respecting and protecting culture and heritage, and increasing participation

Nature
Protecting and restoring shared ecosystems, and contributing to a nature-positive future

Decarbonisation
Reducing our own emissions and partnering across our value chain

The United Nations Sustainable Development Goals

Our sustainability framework describes how we manage and report externally on sustainability topics. We also consider how we can contribute to the United Nations Sustainable Development Goals (UN SDGs), which are recognised as the global blueprint for a sustainable future.

The SDGs are a useful reference point, helping us to prioritise our efforts to align with society's expectations and deliver meaningful impact. We focus on goals we feel are most relevant to operating our business responsibly and where we can make the greatest difference. Our 2 lead goals are SDG 12 (responsible consumption and production) and SDG 8 (decent work and economic growth).

These goals guide our decarbonisation, resource stewardship and creation of safe, inclusive workplaces. We set clear targets for reducing emissions, advancing nature-positive outcomes, and strengthening partnerships with Indigenous Peoples and local communities.

Our operations also support and contribute to 8 supporting SDGs: SDG 1 (no poverty), SDG 3 (good health and well-being), SDG 4 (quality education), SDG 5 (gender equality), SDG 9 (industry, innovation and infrastructure), SDG 10 (reduced inequalities), SDG 13 (climate action) and SDG 15 (life on land). SDG 17 (partnerships for the goals) reflects our approach to sustainability and is fundamental to the way we run our business.

For more information see riotinto.com/sustainabilityapproach

How we report on sustainability

Social			Environment		Governance
People	**Communities**	**Indigenous Peoples**	**Nature**	**Decarbonisation**	**Transparency, partnerships and ethical business**
Respecting human rights	Community relations	Cultural heritage management	Water management	Climate change	Business integrity and governance
Safety, health and wellbeing	Impact of technology		Biodiversity and ecosystems	End-to-end materials management	Sustainability transparency and disclosure
Respect and inclusion			Industrial environment impacts	Future-proof assets	Business performance
Employment and talent retention			Tailings and mineral waste management		Risk management and cyber security
Pandemic response and public health			Closure, post-mining and land rehabilitation		Responsible tax and royalty payments
					Supply chain transparency

Each topic above appears under either the environment, or the social or governance theme to which it primarily relates. However, there is crossover among sustainability themes, meaning some topics can be relevant to 2 or even all 3 themes. Accordingly, we work with themes and topics holistically, not in silos.

Key

Material Important

Reporting what matters

We complete a materiality assessment every year, so we can better understand what matters the most to our stakeholders and our business. We gather information on sustainability topics and their impacts from internal and external stakeholders via interviews, surveys, and reviews of publicly available information. We ask them what is significant now, and what they think will be significant in 5 to 10 years. The insights we gather through this process also guide our approach to how we report externally on sustainability.

What matters now

Our internal and external stakeholders are broadly aligned on the 4 material sustainability topics. Climate change is a key material topic and includes greenhouse gas emissions reduction, climate resilience and adaptation, and just transition. Respecting human rights, cultural heritage management, and health, safety and wellbeing are the other 3 material topics. For our business, the safety and wellbeing of our people remains our highest priority. In addition, biodiversity and ecosystems, business integrity and governance, ESG transparency and disclosure, respect and inclusion; community relations, tailings and mineral waste management, and water management are considered important sustainability topics for our business, as we strive to find better ways to produce the materials society needs and continue to build a sustainable business.

What will matter in the future

Our internal and external stakeholders feel that climate change will only continue to increase in importance over the next decade, as will biodiversity and ecosystems, the impact of technology, respecting human rights, business integrity and governance, supply chain transparency, and end-to-end materials management. Water management will continue to be an extremely important topic in the future due to the reliance of local communities, the surrounding environment and our mining operations on this increasingly scarce resource. The preservation of nature will also grow in importance over the next decade due to its circular relationship (cause and effect) with climate change. Managing all these sustainability topics well will be integral to building strong social licence and the success of our business.

Reporting our performance

Our materiality assessment records the threshold at which an issue or topic becomes significant enough for us to report on externally. The significance of a topic is based on the magnitude of its impacts, threats and opportunities for stakeholders. Our materiality assessment considers our impacts externally and, conversely, the effect of external factors on our business.

As an ICMM member, we commit to reporting on our sustainability performance against the Global Reporting Initiative (GRI) standards and implementing the ICMM Performance Expectations (PEs). The ICMM Mining Principles framework focuses on the implementation of systems and practices related to a broad range of sustainability areas.

Since 2022, we have been progressing the validations for the ICMM Performance Expectations according to plan. In 2025, we completed the remaining 3 validations, concluding the 3-year assurance cycle for our 28 prioritised operating and refining assets for 2023-2026. The validation reports demonstrate a high level of alignment between the self-assessment and validation outcomes, with identification of relevant areas for improvement. The validation outcomes are detailed in the ICMM PE Summary tab in the *2025 Sustainability Fact Book*. From 2024, we also introduced the TSM Summary tab showing the Towards Sustainable Mining (TSM) outcomes for 3 of our Canadian sites and all of our Pilbara iron ore sites. This tab has been updated to reflect the 2025 TSM annual self-assessment outcomes.

We have continued to improve our reporting to meet additional disclosure requirements, including the ICMM Social and Economic Reporting Framework (SERF). Since 2024, we have disclosed our performance against the SERF indicators in the ICMM SERF tab.

The majority of our sustainability reporting is incorporated into this *Annual Report*, and supplemented by our *2025 Sustainability Fact Book*, which contains current and historical data on topics including health, safety, environment, climate, communities, human rights, local sourcing, ICMM PEs and transparency.

Governance and assurance

The Sustainability Committee oversees strategies to manage social and environmental impacts, threats and opportunities, including management processes and standards. The Committee reviews the effectiveness of management policies and procedures relating to safety, health, employment practices (apart from remuneration, which is the responsibility of the People & Remuneration Committee), relationships with neighbouring communities, environment, tailings, security and human rights, land access, political involvement and sustainable development. Given its strategic significance, climate change is overseen directly by the Board.

For more information about our Sustainability Committee see pages 120-121.

This year, the Group's external auditor, KPMG, was engaged to provide the Directors of Rio Tinto with assurance on selected sustainability subject matters. The limited assurance statement satisfies the requirements of subject matters 1 to 4 of the ICMM assurance procedure.

For more information about our external auditors and internal assurance see pages 326-334.

Non-financial and sustainability information statement

The sustainability section includes information required by regulation and stakeholders in relation to:

- environmental and climate matters, including the Task Force on Climate-Related Financial Disclosures (TCFD) and Australian Sustainability Reporting Standards (ASRS) disclosures (pages 46-86)
- our employees (pages 36-40)
- social matters (pages 40-44)
- human rights (page 45)
- governance and transparency (pages 87-88)

Other related information can be found here:

- our business model (page 12)
- non-financial key performance indicators (pages 14 & 35)
- principal risks and how they are managed (pages 91-99).

Notes on data

The data summarised in this sustainability section relates to calendar years. Unless stated otherwise, parameters are reported for all managed operations without adjustment for equity interests. Where possible, we include data for operations acquired before 1 October of the reporting period. Divested operations are included in data collection processes up until the transfer of management control.

For more information see our *2025 Sustainability Fact Book* at riotinto.com/sustainabilityreporting

Where we report

	Annual Report	Tax reports[1]	Human rights statements[2]	Sustainability Fact Book
Linking sustainability to purpose and strategy	●			
Materiality and material topics	●			
Climate change[3]	●			●
Economic contribution	●	●		●
Human rights	●		●	●
Indigenous Peoples	●			●
Memberships and certifications				●
Sustainability data and trends				●

1. Includes our *Taxes and Royalties Paid Report* and *Country-by-Country Report*.
2. Includes our *Modern Slavery Statement* and our *Voluntary Principles on Security and Human Rights* report.
3. Also refer to our *Scope 1, 2 and 3 Emissions Calculation and Climate Methodology - 2025 Addendum.*

2025 performance against sustainability targets

Targets	2025 performance
Reach zero fatalities and eliminate workplace injuries and catastrophic events.	1 fatality at managed operations. (2024: 5 fatalities). • All-injury frequency rate (AIFR) at 0.37 (target: 0.38). (2024: 0.37). • 2.1 million Critical Risk Management (CRM) verifications. (2024: 1.78 million).
Have all of our businesses identify at least one critical health hazard material to their business and demonstrate a year-on-year reduction of exposure to that hazard.	14 of our assets across Rio Tinto achieved an exposure reduction to known health risks (airborne contaminants and noise). (2024: 6 assets).
Reduce the rate of new occupational illnesses each year.	7.9% decrease in the rate of new occupational illnesses from 2024. (2024: 51.7% increase).
Reduce our absolute Scope 1 and 2 greenhouse gas emissions by 15% by 2025 and by 50% by 2030 (when compared to 2018 levels), and achieve net zero emissions from our operations by 2050.[1]	The 2025 gross Scope 1 and 2 GHG emissions (adjusted equity basis) are 31.5 Mt CO_2e[2], a reduction of 5.2 Mt CO_2e relative to our 2018 base year. As of 2025, our adjusted gross Scope 1 and 2 emissions are 14% below 2018 levels. After applying high-integrity offsets, our net adjusted Scope 1 and 2 emissions are 17% below our baseline. (2024: 14% gross, 17% net)
Achieve our global Communities and Social Performance (CSP) targets as follows: • Year-on-year increase in contestable spend sourced from suppliers local to our operations. • All sites to co-manage cultural heritage with communities and knowledge holders by 2027. • 70% of total social investment to be made through strategic, outcomes-focused partnerships by 2027. • All employees to complete general human rights training by 2027. • 100 Indigenous leaders in Australia (managers and above) by 2026.	• 15.44% of contestable spend was sourced from suppliers local to our operations, an increase from 15.08%[3] in 2024. Progress for each product group is included in the 2025 Sustainability Fact Book. • 26 sites completed a Cultural Heritage Maturity Framework self-assessment, to identify existing gaps and establish actions to progress along the maturity continuum[4]. 12 assets matured in their performance in 2025 (others maintaining their performance from 2024) and all assets assessed themselves as Level 3 (Defined) or above. • Social investment initiatives that were identified as strategic partnerships increased to 51%[5] when assessed against the Strategic Partnering Principles. • We continued to trial the incorporation of human rights content into Group mandatory Code of Conduct training. In 2025 the training was completed by more than 38,000 employees. • At the end of 2025, we had 54 Indigenous leaders in our business in Australia, down[6] from 61 in 2024.
Improve diversity[7] in our business by: • Increasing women in the business (including in senior leadership[8]) each year. • Aiming for 50% women in our graduate intake. • Aiming for 30% of our graduate intake to be from places where we are developing new businesses.	• 26.2% of our workforce were women, up 1% from 2024. • 33.3% of our executive leaders were women, no change from 2024. • 32.5% of senior leadership were women, up 0.5% from 2024. • 40% of Board roles were held by women, down 2.8% from 2024. • 65% of our graduate intake were women, up 8.5% from 2024. • 27% of our graduate intake were from places where we are developing new businesses, up 7% from 2024.
Improve our employee engagement and satisfaction.	No change to our employee satisfaction (eSAT[9]) score since 2024 (score remains 74). (2024: no change)

Note: data related to the former Arcadium Lithium business is not included in our 2025 performance calculations, except where indicated in the footnotes below.
1. Refer to the Climate section in this report (pages 53-86) for details on how we are progressing towards our greenhouse gas emissions targets.
2. Data related to the former Arcadium Lithium business is included in our Scope 1 and 2 greenhouse gas emissions calculations.
3. 2024 progress has been restated from those originally published to reflect adjustments post disclosure and/or ensure comparability over time.
4. The Cultural Heritage Co-management Maturity Framework sets out a maturity model consisting of 5 levels of maturity – from "learning the practice" to "leading practice". A rating of Level 3 (Defined) reflects defined and functioning co-management as per our 2027 commitment.
5. A further 21% of initiatives are progressing into developing or emerging strategic partnerships, which will support achievement of the final target due in 2027.
6. The decrease was a result of natural attrition and organisational changes across the business. With the target due in 2026, achieving 100 Indigenous leaders will be challenging.
7. From 2021, the definition used to calculate diversity was changed to include people not available for work, and contractors (those engaged on temporary contracts to provide services under the direction of Rio Tinto leaders), excluding project contractors. Data related to the former Arcadium Lithium business is included in our gender diversity performance calculations.
8. We define senior leadership as Managing Directors, General Managers, Group Advisers and Chief Advisers.
9. eSAT (Employee Satisfaction) is a measure of “how happy an employee is to work at Rio Tinto”. It is calculated by averaging the responses on a 1-7 scale and expressing this out of 100.

Socially connected

Our values of care, courage and curiosity define who we are. They shape how we behave, how we operate and how we solve problems. By putting these values into action, we will continue to build trust with partners, from the inside out.

The safety, health and wellbeing of our employees, contractors and communities is core to our values, and to what we stand for as a company. Nothing matters more.

We are on a multi-year journey to build a values-driven culture where everyone is accountable to deliver great outcomes with care, courage and curiosity. Long-term, transformational cultural change is a complex process, and the Everyday Respect Progress Review, conducted in 2024, confirms that serious challenges remain and must continue to be addressed. We are focused on continuing to strengthen our work culture. Everyone deserves to feel physically and psychologically safe at work, without exception.

We recognise that while the benefits of our business activities are widespread, many of the adverse impacts are localised. Wherever we operate, we work with host communities to understand and mitigate any adverse social, cultural, environmental and human rights impacts of our activities.

Our operations span the traditional lands and waters of more than 50 Indigenous groups worldwide. We have a responsibility to listen, to learn, and to work in genuine partnership with Indigenous Peoples and communities.

We engage with communities and Indigenous Peoples regularly, in good faith, and in ways that are transparent, inclusive and culturally appropriate. Our engagement practices are designed to respect human rights, hear diverse voices and provide a safe space for vulnerable and at-risk groups to participate.

Our social investment approach is outcomes-focused to support meaningful change and maximise the impact and value of our contributions. By aligning our efforts with the needs and aspirations of communities, we aim to help build strong, resilient communities within thriving regional economies.

Living and working with care, courage and curiosity will help us deliver the future we want for our people, and be the best partner we can be.

Safety

Tragically, in August 2025, our colleague Mohamed Camara was fatally injured while changing a heavy mobile equipment tyre at the SimFer mine site in Guinea. A comprehensive investigation was completed and several key actions are underway to strengthen fatality prevention measures, including enhancements to our Critical Risk Management framework. In addition, critical lessons have been shared with our leaders globally to drive broader organisational learning. This was a devastating loss, and we know we can never replace what has been taken from Mohamed's family, friends and colleagues.

We are also greatly saddened by the recent death of a colleague following an incident at the SimFer mine site in February 2026. We are determined to learn from these incidents, improve the effectiveness of our controls, and to do everything we can to prevent tragedies like this from happening.

We also share, with deep sadness, that we were informed by our joint venture partners of 3 fatalities at our non-managed operations and one fatality on one of the non-managed marine vessels. Every person connected to our business deserves to return home safe and healthy every day. These events have been shared across our business to drive learning and action, and we continue to work closely with people and partners across our diverse portfolio to ensure the standards, safeguards, and resources needed to keep everyone safe are firmly in place.

We care deeply about the safety, health and wellbeing of everyone involved in our business, and these tragedies highlight the ongoing need to prioritise these aspects every shift, every day.

We recorded 87 potential fatal incidents (PFIs) during the year. PFIs provide critical insight into what was unknown about risks and their control effectiveness, and we are intentional about learning from them to prevent future harm.

Falling objects, fall from height, and vehicles and driving remain our most prominent critical safety risks, representing almost 70% of our PFI profile. Entanglement and crushing has also emerged over 2025 as a critical exposure, with one permanent damage injury (right hand finger amputation) sustained at Rincon.

Targeted initiatives were implemented this year in response to these trends, alongside an ongoing focus on building a resilient and agile system to improve control performance.

Enhancing our control framework

We continue to enhance our safety control framework by defining and embedding minimum performance requirements for our most critical controls. These requirements will reduce variability, improve reliability, and enable consistent execution. Developed through a risk-based lens, they reflect lessons from significant incidents and align with industry best practice.

Defining minimum performance requirements has also laid the foundation for a more effective and meaningful assurance process. By shifting focus from compliance to control performance, we can better assess whether critical controls are not only present but functioning as intended. Early feedback indicates these activities are well received and driving actionable improvements.

Critical Risk Management (CRM) remains our primary tool for fatality elimination and the key mechanism for translating performance requirements to frontline teams. CRM ensures that critical controls are not only identified but are actively verified to be in place and effective where they matter most. We continue to evolve our CRM approach to better reflect our fatal risk profile, deepen frontline engagement, and strengthen leader ownership.

Safety Maturity Model

Now in its seventh year, the Safety Maturity Model (SMM) remains our cornerstone framework for safety, and the primary lever for driving cultural and system maturity across the group. In 2025, safety maturity improved by over 5%, reaching our target score of 5.7. All 12 criteria recorded enhanced performance. SMM outcomes highlighted the need to maintain focus on assessing control performance to support decision-making and drive risk reduction.

While the score provides an overall view of performance, its true value lies in the detailed, actionable feedback that assets receive and use to guide safety improvements, along with the enhanced collaboration across the group that the SMM assessment process fosters.

As safety maturity has continued to strengthen, we saw the need to evolve our approach to continue driving continuous improvement. This year, an Integrated Maturity Model was designed and piloted, aimed at enhancing asset management and Safe Production System (SPS) elements of SMM, and introducing Communities and Social Performance (CSP). These improvements reinforce the critical link between strong safety performance, well-maintained assets, and operational excellence, bringing them together in one unified approach, to support frontline leaders to focus on what matters most.

Operational learning

We remain committed to becoming a true learning organisation; one that embraces failure as an opportunity and learns deliberately from serious events, everyday work and emerging trends. This year we advanced efforts to maximise the learning value of PFIs across the business, through an enhanced definition and decision tree, a focus on high-quality investigations, disciplined action implementation and governance, and stronger feedback loop with our risk systems.

To strengthen how we learn from events, we introduced a Leading Practice framework, supported by targeted capability uplift, including training and live coaching. This approach helps leaders and investigation teams approach events with openness and a learning mindset, gain deeper insight into operational work, uncover systemic factors contributing to events, and enable more informed actions that sustainably reduce risk and strengthen our control framework.

Our all-injury frequency rate (AIFR) remained at 0.37 in 2025, consistent with 2024. We continue to see a disparity in safety performance for employees compared to contractors and remain focused on supporting contractor safety by further integrating teams into our safety culture and learning from them.

In 2025, we experienced 5 significant potential process safety events: 2 at Yarwun in Australia, one at Vaudreuil in Canada, one in Sorel-Tracy in Canada and one at Grande-Baie in Canada. This year we have continued to mature our process safety management system and culture through our process safety improvement plan.

Safety and health performance

	2025	2024	2023	2022	2021
Fatalities at managed operations	**1**	5	0	0	0
All-injury frequency rate (per 200,000 hours worked)	**0.37**	0.37	0.37	0.40	0.40
Number of lost-time injuries	**322**	270	236	225	216
Lost-time injury frequency rate (per 200,000 hours worked)	**0.23**	0.23	0.23	0.25	0.25
Safety Maturity Model score[1]	**5.7**	5.4	5.2	4.7	5.7
Rate of new cases of occupational illness (per 10,000 employees)[2]	**28.1**	30.5	20.1	17.6	15.4
Number of employees[3]	**61,000**	60,000	57,000	54,000	49,000
Noise-induced hearing loss[4]	**77**	82	45	37	20
Musculoskeletal disorders[4]	**52**	51	45	32	38
Mental stress[4]	**9**	8	7	6	5
Others[4]	**8**	13	6	7	2
Fines and prosecutions – safety ($'000)[5]	**1,469.4**	873.0	363.8	339.0	706.3
Fines and prosecutions – health ($'000)	**0.0**	0.0	0.9	0.0	5.0

1. Figures in the table represent the Rio Tinto Group average SMM score at the end of each year. Each year, assets are added or removed from the SMM program based on project and closure cycles. New assets to the program are baselined in the first quarter of each year and added to the Group average at the end of the year.
2. Rate of new cases of occupational illness = number of all new cases of occupational illnesses x 10,000/number of employees (based on average monthly statistics).
3. This is the average number of employees for the year and includes the Group's share of joint ventures and associates (rounded).
4. There can be one or more illness reported for each employee/contractor. Illness sub-categories have been restated across all the years following a review of the data collection process.
5. In 2025, we incurred the listed safety related fines and penalties resulting from regulatory actions across our operations. WorkSafeBC issued two penalties to our Kitimat operations relating to historical contractor safety incidents and a past combustible dust explosion event. In Australia, Boyne Smelters received an infringement notice for an electrical safety non compliance. In the United States, our Boron Operations received multiple citations from the Mine Safety and Health Administration (MSHA), and Kennecott Utah Copper received MSHA fines across its Mine, Concentrator & Tailings, and Underground operations.

Health and wellbeing

Occupational health

We aim to ensure everyone goes home safe and healthy every day. In 2025, we recorded 196 new occupational health illnesses (2024: 225). Many occupational illnesses develop over a long and continuous period, requiring sustained efforts to reduce exposure over time.

In 2025:

- We focused on strengthening the accuracy and clarity of health risk profiles across the business. This is underpinned by the implementation of Group health bowties, which provide a structured approach to identifying hazards, controls, and escalation pathways. Complementing this, control verification guidance helps to review the effectiveness of critical controls and supports informed decision-making and proactive risk management.
- We continued to standardise how occupational health and hygiene data is digitally collected and accessed, transitioning from manual to more secure and streamlined digital collection processes that deliver improved risk and trends insights to support our health management initiatives. Furthermore, we expanded health and hygiene reporting availability to provide real time insights and enable targeted risk-reduction focus. We implemented 22 targeted projects across 14 assets to successfully reduce exposures to known health risks for our employees and contractors.

For more information see riotinto.com/health

Mental health and wellbeing

Psychological health is a core part of our safety and health culture, with particular attention on creating a psychologically safe and healthy workplace.

In 2025:

- We enhanced psychosocial risk management through the introduction of a Group Psychological Harm Bowtie, supporting effective control of identified risks. This was reinforced by mental health and wellbeing training completed by 3,948 leaders (61%).
- We embedded principles of good work through people experience programs that promoted respect and inclusion, fair pay and flexible work, effective consultation and communication, and career development and progression opportunities. This included improvements to talent identification processes and the implementation of job adjustments across the employee lifecycle.
- We continued to shape the approach to psychological health with data-driven insights, including results from the twice-yearly People Survey informing targeted interventions and areas for improvement.
- We advanced workplace and role design initiatives to enable psychologically safe and healthy working environments. These efforts included facility upgrades and actions to strengthen team and organisational culture, all aimed at reducing or eliminating psychosocial risks.

- We provided employees with tools and skills to support their psychological health, such as our global Employee Assistance Program (EAP) and our global Peer Support Program, where all of our 2129 peer supporters are trained in mental health support. We also continued to offer domestic violence support programs to all Rio Tinto employees.
- We delivered awareness initiatives through global campaigns such as World Mental Health Day and our company-wide Mental Health month, "Wellness Matters", which featured activities, wellbeing resources and an external video series.
- We maintained meaningful partnerships with mental health organisations, including Lifeline Australia, a new 5-year partnership with Western Australia-based Telethon, and our continuing support for the Fondation Jeunes en Tête in Quebec over the last 30 years.
- We made contributions to industry-wide improvements of psychosocial risk management as an active member of the Minerals Council of Australia Psychosocial Risk Management Working Group, and through our active participation in the ICMM Psychosocial Risk and Worker Wellbeing Management Working Group, including a significant contribution to the newly released tools for psychological safety and health.
- We improved our standing in the CCLA Corporate Mental Health Benchmark Global 100+ ranking to the Top Tier, for the first time since the benchmark's inception.

For more information on how we're creating an environment where everyone feels safe, respected and empowered, see pages 38-39 and 87-88.

Talent, respect and inclusion

We're building a values-driven performance culture, where everyone feels accountable to deliver great outcomes with care, courage and curiosity.

Listening to our people

In 2025, we ran 2 People Surveys to hear directly from employees and identify how we can make improvements across the business.

Almost 40,000 employees participated in the Q4 survey, contributing over 140,000 comments – a 40% increase from Q4 2024 – showing a strong willingness to share honest feedback. Our employee satisfaction score (eSAT) was 74 and our Recommend Rio score was 72, both consistent with prior years. "I feel safe at work" remained the highest-scoring statement (79, up from 78 in Q4 2024), followed by "I am treated with respect at work" (78 up from 77 in Q4 2024) and "The work we do here is meaningful" (77 up from 76 in Q4 2024). Scores for taking meaningful action (60 up from 58 in Q4 2024) and confidence in Rio Tinto's Executive Committee (62) were in line with 2024, indicating stability but reinforcing the need for continued focus.

We empower leaders to turn survey insights into meaningful conversations that drive progress. With advanced AI sentiment analysis, leaders gain a clearer view of employee feedback, uncover deeper insights and better understand what results mean for their teams.

Building respect

Our updated mandatory Code of Conduct training was completed by 21,693 digitally connected employees and in-person by 17,182 digitally disconnected employees. The Respect and Inclusion module reinforces Rio Tinto's behavioural expectations and our shared responsibility to act as upstanders. It offers practical guidance and real examples on safely addressing disrespectful or harmful behaviour, along with scenarios to help employees apply these principles in real situations.

This year, we published 19 Purple Banners across the business, including 2 global banners supporting our commitment to strengthening respectful transparency, as recommended in the Everyday Respect Progress Review (2024).

First introduced by our Iron Ore business in 2022 through the Everyday Respect Review, Purple Banners share real examples of disrespectful or harmful behaviour to promote open discussion, learning and prevention. They build shared understanding of acceptable conduct, support those affected and reinforce that inclusion and respect are essential to our culture.

Creating an inclusive workplace

We aim to reflect the diversity of our communities and create a workplace where everyone feels included, respected and able to thrive.

In 2025, we continued focusing on increasing women's representation through a Group scorecard target. While we did not meet our 26.7% goal, we made progress, reaching 26.3%[1], and remain committed to a more gender-balanced workforce.

Targeted, business-led actions are strengthening attraction, retention and inclusion. Accountability is supported through site-level targets, dashboards and quarterly reviews, and inclusive recruitment practices are becoming standard. Businesses are expanding entry pathways through apprenticeships, traineeships and new-to-mining programs, and improving retention through more welcoming workplaces and development. Feedback from stay and exit interviews, listening sessions and People Surveys continues to guide improvements.

We are making progress in increasing the representation of ethnic minorities in our Senior Management population (Executive Committee and their direct reports). In December 2023, and as part of the Parker Review,[2] we set a target of 18% ethnic minority representation globally by the end of 2027. In 2024, the Parker Review refined its scope to focus on Senior Management roles in the UK. In response, we set a UK-specific target of 17% by 31 December 2027.

As of 31 December 2025, our global representation stands at 16% and UK representation at 15%, reflecting steady progress towards these goals.

Inclusive Voices, our global network of Employee Resource Groups (ERGs), continues to grow as we strengthen inclusion and representation. In 2025, we introduced 4 new ERGs – DisAbility Voices, Asian Voices, Latinos' Voices and Afrocentric Voices – each focused on amplifying diverse perspectives, fostering allyship and building a stronger sense of belonging worldwide. Our ERGs continue to drive meaningful change, turning ideas into actions that advance inclusion.

1. Includes our total workforce based on managed operations (excludes the Group's share of non-managed operations and joint ventures, and legacy Arcadium Lithium employees). The percentage of women in our workforce, including legacy Arcadium Lithium employees (and excluding the Group's share of non-managed operations and joint ventures) was 26.2%, as of 31 December 2025.
2. A UK business-led and Government-backed review that has established targets relating to the number of directors, and requires companies to set a target relating to the number of senior management, who identify as minority ethnic in UK-listed companies.

Developing our talent

We strengthened our Talent Management by introducing a refreshed talent evaluation approach, including a new potential model to assess employees' readiness for more complex or senior roles. Talent evaluations were completed for the majority of people in leadership or professional roles. In 2026, we will expand evaluations further across the business and enhance how we develop all employees, including accelerated development for those showing potential for more complex and challenging roles.

Career conversations continued to be embraced, and to simplify our People Practices, we integrated these into the Performance 6 framework for 2026.

Our Graduate and Intern Programs remain key talent pipelines. In 2025, we welcomed 140 graduates from 8 countries, of whom 65% were women, and 270 interns across 12 countries, of whom 57% were women. Our graduate program ranked #1 in the Mining, Oil and Gas sector on Prosple Australia's Top 100 Graduate Employers list for 2025, and we were recognised as one of Canada's Top Employers for Young People. We also simplified processes and communications to improve the experience for graduates and interns globally.

In 2025, 6,606 new hires joined the business, of whom 1,843 were contractors becoming permanent employees (2024: 6,084 new hires of whom 1,821 were contractors).

Investing in leadership development

In 2025, 124 of our most senior leaders completed the Voyager program, bringing overall participation to 91%. The program strengthens leaders' ability to model psychological safety, demonstrate empathy and build genuine connection, helping them lead with confidence in an increasingly complex environment.

We maintained a strong focus on coaching, with 461 leaders completing the Leader as Coach program – a key enabler of our Safe Production System rollout.

Leadership Fundamentals, launched last year, continued to grow in 2025. The program builds core leadership skills through modules on team development and creating safe, inclusive environments. To date, 351 frontline leaders have participated, supporting consistent leadership capability across our operations. This year, we also developed new supervisor and superintendent programs to reinforce leadership expectations and skills. Piloted in Brisbane, Oyu Tolgoi and Saguenay with positive feedback, these programs will roll out globally from 2026.

Equality through pay equity

Pay equity remains a core pillar of our values and business strategy, underpinning our commitment to inclusion and diversity. We continue to ensure that employees with comparable skills, knowledge, experience and performance receive equal pay for equal work. Our approach is guided by 2 key measures that monitor pay equity across the organisation.

In 2025, our equal pay gap – which measures the extent to which women and men employed by our company in the same location and performing work of equal value receive the same pay - was less than 1.5% in favour of men. Our gender pay gap - which reflects the difference between the average earnings of women and men across the Group – was less than 1% in favour of women. Together, these outcomes reinforce our ongoing commitment to ensuring fair, equitable pay across our global workforce.

For more information about our commitment to pay equity see riotinto.com/payequity

Workforce data by region(1)(2)(7)

Region	Average employee headcount(3)	Headcount distribution %	Absenteeism(4)	Average contractor headcount(5)	Headcount distribution %
Africa	3,469	6.2%	2.6%	167	4.1%
Americas	18,333	33.0%	0.7%	743	18.2%
Asia	6,953	12.5%	1.8%	248	6.1%
Australia/New Zealand	25,541	46.0%	4.6%	2,871	70.2%
Europe	1,276	2.3%	0.4%	63	1.5%
Total6	**55,572**	**100.0%**	**2.8%**	**4,092**	**100.0%**

1. Includes our workforce based on managed operations (excludes the Group's share of non-managed operations and joint ventures) as of 31 December 2025.
2. Rates have been calculated based on average monthly headcount in the year.
3. Employee headcount excludes Non-Executive Directors and contractors.
4. Absenteeism includes unplanned leave (sick leave, disability, parental and other unpaid leave) for populations on global, centralised HR systems. Excludes Non-Executive Directors and contractors.
5. Contractors include those engaged on temporary contracts to provide services under the direction of Rio Tinto leaders.
6. The sum of the categories may be slightly different to the Rio Tinto total shown due to rounding.
7. Rio Tinto acquired Arcadium Lithium during 2025 and they are included in the above calculations.

Workforce data by category and diversity[1][2][5]

		Gender[3]					Age Group[4]				Region[4]				
Category	Headcount distribution %	Women (count)	Men (count)	Undeclared (count)	Women %	Men %	Under 30	30-39	40-49	Over 50	Africa	Americas	Asia	Australia /NZ	Europe
Senior leaders	1.1%	205	424	2	32.5%	67.2%	—%	5.5%	41.2%	52.8%	5.1%	34.7%	10.3%	36.3%	13.2%
Managers	9.2%	1,908	3,327	16	36.3%	63.4%	0.8%	24.8%	45.3%	28.1%	5.1%	35.0%	11.8%	41.5%	5.6%
Supervisory and professional	37.6%	6,691	14,661	41	31.3%	68.5%	9.9%	37.0%	30.7%	20.7%	7.1%	25.0%	17.9%	46.5%	1.9%
Operations and general support	51.5%	5,908	23,346	36	20.2%	79.7%	18.2%	28.4%	25.8%	25.7%	5.5%	36.7%	8.5%	45.9%	1.4%
Graduates	0.6%	196	128	1	60.3%	39.4%	85.5%	13.5%	0.9%	–%	7.1%	20.9%	19.1%	52.9%	—%
Total	**100.0%**	**14,908**	**41,886**	**96**	**26.2%**	**73.6%**	**13.6%**	**31.0%**	**29.5%**	**24.2%**	**6.1%**	**32.0%**	**12.4%**	**45.7%**	**2.1%**

1. Includes our total workforce based on managed operations (excludes the Group's share of non-managed operations and joint ventures) as of 31 December 2025.
2. Excludes Non-Executive Directors, Executive Committee, contractors and people not available for work 2017-2020. From 2021, the definition used to calculate diversity was changed to include people not available for work and contractors (those engaged on temporary contracts to provide services under the direction of Rio Tinto leaders) excluding project contractors.
3. In 2025, 96 individuals' gender was undeclared.
4. Representation by Age and Region includes employees only, excludes contractors.
5. Rio Tinto acquired Arcadium Lithium during 2025 and they are included in the above calculations.

Employee hiring and turnover rates[1][2][3][8]

		Gender[4]			Age group				Region				
	Total	Women	Men	Undeclared	Under 30	30-39	40-49	Over 50	Africa	Americas	Asia	Australia/NZ	Europe
Employee hiring rate[5][6]	**11.1%**	41.1%	58.6%	0.3%	45.1%	28.9%	17.3%	8.7%	4.5%	27.6%	10.1%	53.7%	4.2%
Employee turnover rate[7]	**9.5%**	10.3%	9.2%	12.7%	9.3%	7.8%	7.6%	13.9%	5.8%	10.6%	5.0%	10.2%	14.5%

1. Includes our total workforce based on managed operations (excludes the Group's share of non-managed operations and joint ventures) as of 31 December 2025.
2. Excludes Non-Executive Directors and contractors.
3. Rates have been calculated based on average monthly headcount in the year per category.
4. In 2025, 96 individuals' gender was undeclared.
5. Total hiring rate is calculated as total employee hires over average employee headcount for the year.
6. Hiring rate includes total employee hires per category over total hires for the year.
7. Turnover rate excludes temporary workers and the reduction of employees due to business divestment. Turnover rate includes total terminations per category over average monthly headcount in the year per category.
8. Rio Tinto acquired Arcadium Lithium during 2025 and they are included in the above calculations from March 2025.

Community engagement and social investment

Strong relationships with Indigenous Peoples, communities who host us, and broader society are essential to our success. Without their support, we cannot operate effectively or sustainably.

We recognise that mining and processing can disturb the environment and impact surrounding communities. At the same time, our operations can bring significant benefits: the production of essential materials, job creation, small business growth, tax and royalty contributions, skills development, and targeted socioeconomic programs.

Our work can have lasting positive impacts, and our aim is to make a meaningful contribution wherever we operate. That means helping build strong, thriving communities through responsible management of our adverse impacts, respectful and responsive engagement, thoughtful investment, and enduring partnerships. Delivering meaningful outcomes is a whole-of-business accountability, requiring collective ownership across our operational teams and functions, supported by the specialist guidance of our Communities and Social Performance (CSP) teams.

Through deep listening, meaningful engagement, and values-led action, these teams help the business foster trusted relationships and guide the delivery of outcomes that reflect community priorities. They include archaeologists, anthropologists, social scientists, economic development experts, human rights specialists and operational leaders.

The CSP Standard, revised and strengthened in 2022, sets clear expectations for how our assets manage social risks and impacts. It provides a consistent framework that supports the delivery of better social outcomes across our operations.

We aim to build enduring relationships with Indigenous and land-connected Peoples, respecting their deep cultural connection to land, waterways and nature, and partnering to unlock opportunities through our operations and decarbonisation strategy.

2025 progress

In 2025, we strengthened social performance capability across the business. Our CSP practitioners deepened their technical knowledge through online and face-to-face learning, peer exchanges, and targeted development programs.

We continued to embed our global community perception monitoring program, Local Voices, in partnership with Voconiq, a company that specialises in data-driven community engagement. Listening to, and acting on, the views of communities who host our operations is essential. Local Voices helps us better understand community perceptions, engage more effectively and make informed decisions.

Since its launch in 2023, the program has completed more than 14,000 surveys, providing valuable insights into how communities experience and perceive our operations. In 2025, Local Voices expanded its reach with 3 new assets joining for the first time. Many of our assets have now completed 2 Local Voices surveys, enabling longitudinal analysis and deeper insight into trust and acceptance trends across our operations.

CSP targets

In 2025, we progressed initiatives towards our CSP targets. This year, we updated our Human Rights in Action learning program, which is mandatory for employees in higher-risk human rights roles. We continued to implement maturity frameworks for cultural heritage management and strategic social investment partnerships to enable assets to track progress.

For more information about our CSP targets see page 35 or visit riotinto.com/communities

Social contribution

We work in partnership with host communities to help deliver outcomes that are positive and lasting. By engaging local services, employing local people, sourcing local products and supporting diverse regional economies, we create shared value for communities and for our business. Our goal for social investment is to contribute to strong and resilient communities in thriving regional economies. In 2025, our total voluntary global social investment was $114.3 million, addressing critical community issues across 4 impact themes: human rights; culture, heritage and place; community capacity and connections; and economic opportunity and just transition.

By taking a more strategic approach to partnering, we invest in programs that reflect community needs, priorities and aspirations; are designed with and for communities; deliver tangible and measurable outcomes; and build the capacity and capability needed for lasting impact.

For more information about our social investment, see riotinto.com/socialperformance and the *2025 Sustainability Fact Book*.

Country updates

QIT Madagascar Minerals (QMM), Madagascar

In Madagascar's Anôsy region, QIT Madagascar Minerals (QMM) is committed to responsible mining practices by building strong partnerships with communities and government, and by fostering transparency in water management and performance.

Under a 25-year agreement with the Government of Madagascar, QMM has committed $4 million annually in community development initiatives designed in consultation with local stakeholders and aligned with national and regional priorities. Highlights from 2025 include:

- Education: Over 30,000 children received school supplies across 83 primary schools at the start of the school year, while 5,000 students planted 170,000 trees, combining environmental restoration with hands-on learning and fostering a culture of sustainability.
- Healthcare: In partnership with the Regional Public Health Directorate, free mobile clinics delivered medical care to 23,000 people, while the rebuilt Mandromondromotra medical centre strengthened healthcare infrastructure for 4,600 residents, expanding access to essential services.
- Livelihoods and clean energy: Income-generating activities supported thousands of farmers and fisherfolk through training and equipment. Meanwhile 20,000 solar kits were distributed to households across 8 communes, improving living standards and reducing energy poverty.

QMM continues to prioritise direct community engagement. In the past year, QMM hosted over 500 visitors at its site and met with more than 3,500 community members through its mobile "community kiosks", to engage, listen and respond to local concerns.

QMM also publishes an annual Water Report, confirming that water quality monitoring upstream and downstream of its release point remains comparable.

For more information on QMM's water management, visit riotinto.com/qmmwater

Resolution Copper project, Arizona, US

In 2025, we strengthened our partnerships with Native American Tribes and local communities through expanded engagement, multi-Tribe meetings, and the inaugural All-Tribes Conference, which united 9 Tribal Nations in support of cultural stewardship and collaborative planning. The U.S. Forest Service's republication of the Final Environmental Impact Statement (FEIS) marked an important milestone in the federal permitting process, reflecting years of extensive environmental and social review. We reinforced regional support by contributing $1 million from the Rio Tinto disaster relief fund to assist Globe-Miami communities recovering from severe flood damage, complemented by the volunteer efforts of our employees. Operationally, we achieved a major milestone with the safe completion of the No. 9 Shaft, delivered in partnership with contractors and skilled workers from surrounding communities including Superior, Miami, Globe, the San Carlos Apache Tribe, Hayden, Kearny and Winkleman.

While legal hurdles exist before the land exchange can be finalised, we remain committed to progressing the project responsibly, delivering long-term economic and community benefits for rural Arizona and the Tribes, while honouring the cultural and environmental integrity of the region.

For more information visit riotinto.com/resolution

Simandou project, Guinea

We are working together with local community representatives to build trust-based, enduring relationships that are essential for sustaining a positive social environment, advancing project development, and enabling transformative opportunities for all stakeholders. We continue to strengthen our focus on managing potential health and safety impacts on communities.

The latest Local Voices survey reaffirms strong community support, with trust and acceptance scores continuing to improve and tracking above mining sector benchmarks.

In May 2025, we launched a $14 million Livelihood Restoration Plan in partnership with Winning Consortium Simandou. This program is specifically designed to mitigate the impacts of the Morebaya port project on local fishing communities, while creating sustainable long-term economic opportunities.

Our commitment to community development is further demonstrated through the delivery of essential infrastructure, including the construction of 10 schools, which has enabled more than 2,500 children in the mining area to access education.

All initiatives are developed through consultation and collaboration with government and other stakeholders, ensuring alignment with the needs and priorities of beneficiary communities.

For more information visit riotinto.com/simandou

Panguna mine, Bougainville, Papua New Guinea

The Panguna Mine Legacy Impact Assessment (PMLIA) was published in December 2024 and is a critical step forward in building understanding of the long-term legacy impacts of the former mine in Bougainville.

Throughout 2025, we continued to engage with the PMLIA Oversight Committee and the Autonomous Bougainville Government (ABG) and Bougainville Copper Limited (BCL) through a Roundtable, to identify ways forward and key priority actions.

Ongoing efforts by the Roundtable parties to address high and very high saliency impacts and imminent risks include:

- Works on 4 structural sites that pose severe and imminent risks to nearby communities.
- Removal of hazardous materials associated with a risk to life from Loloho Port.
- Works to address the impact of flooding for Kuneka Creek communities.
- Geotechnical monitoring and hazard awareness campaigns to ensure local communities and small-scale miners are made aware of potential risks; and
- Additional investigations to address the most critical impacts identified in the PMLIA.

We continue to support a water and sanitation project in Central Bougainville, in cooperation with the ABG, providing drinking water facilities and youth training to communities.

Rio Tinto previously acknowledged a class action claim filed in Papua New Guinea's National Court of Justice in 2024, against Rio Tinto and BCL. In September 2025, the National Court dismissed the case entirely and an appeal of this decision has been filed in the Supreme Court of Papua New Guinea. The company will continue to strongly defend its position in the proceeding.

For more information on our ongoing commitments, see riotinto.com/panguna

Lithium operations and projects, Argentina

Through our operations and growth projects in Argentina, we are partnering with communities to create lasting benefits.

- Province of Jujuy – Olaroz operation: The Unidades de Producción de Alimentos Familiares (Family Food Production Units) Greenhouse Program, implemented in 8 communities, supports 68 families and 6 schools with greenhouse construction and training. It strengthens food security and self-sufficiency while building skills and delivering intergenerational benefits. The Sustainable Vicuña Management Program, implemented in 2 Indigenous communities, benefits 49 families by providing technical assistance, equipment and materials.
- Province of Salta – Rincon project: Education programs implemented in 3 communities support 41 families with young children, 61 primary school students and 6 teachers. The initiative also helps 9 students and adults complete secondary education and provides 16 university scholarships through the Catholic University of Salta (UCASAL) and Fundación Anpuy, expanding access to higher education and creating pathways to employment and socioeconomic development.
- Province of Catamarca – Fénix operation and Sal de Vida project: The Local Suppliers Program boosts business capability and competitiveness, with over 50 suppliers trained and supported through 800 hours of assistance and 290 improvement actions, resulting in a 60% increase in requests for quotations and a 90% acceptance rate.

Together, these initiatives reflect our commitment to education, economic opportunity, and community resilience – creating shared value that lasts well beyond our operations.

Update on our CSP commitments

In this section, we provide an update on our progress on the commitments we made as part of the Rio Tinto Board Review in 2020 on cultural heritage management. This progress is summarised under 3 areas: relationships, governance and process, and leadership and inclusion.

Relationships

Over the past 5 years, we've taken meaningful steps to strengthen our relationships with Indigenous Peoples. This journey has been grounded in listening, learning and building trust. One of the most significant shifts has been our move towards co-management of cultural heritage – sharing information early, engaging deeply, and making decisions collaboratively. This approach is helping to build greater confidence among Indigenous Peoples that their cultural heritage will be respected and protected. These efforts reflect our broader commitment: to build respectful, enduring partnerships and to support positive, long-term outcomes for the Indigenous communities where we operate.

Strengthening agreements with Pilbara Traditional Owners in Australia

In 2025, we strengthened our commitment to respectful partnerships by updating agreements with several Traditional Owner groups in the Pilbara, and working with others to establish and update agreements that embed shared decision-making and cultural heritage protections.

Landmark Co-Management Agreement with the PKKP People

In May, we reached a landmark Co-Management Agreement with the Puutu Kunti Kurrama and Pinikura (PKKP) People. This agreement provides certainty that significant places on PKKP Country will be protected from mining, while giving us clarity earlier in the mine life cycle about where development can occur. It reflects four years of listening, learning and working together — placing knowledge-sharing and joint design at the centre of our operations so that cultural heritage is preserved and co-managed.

Updated agreement with the Nyiyaparli People

In November, we signed an updated agreement with Karlka Nyiyaparli Aboriginal Corporation (KNAC) to strengthen our partnership and deliver long-term benefits for the Nyiyaparli People. The agreement includes enhanced cultural heritage and environmental protections, supports earlier and ongoing consultation, and promotes greater transparency in decision-making for mining activities.

Strengthening our partnership with the Yinhawangka People

In December, we signed an Interim Modernised Agreement with Yinhawangka Aboriginal Corporation, building on our 2013 Participation Agreement with the Yinhawangka People. The agreement introduces a co-management approach that reflects modern expectations for partnership. It ensures Yinhawangka are involved earlier and more meaningfully in mine planning, with both parties collaborating on key decisions, including cultural heritage and environmental protection. This interim agreement lays the foundation for a full modernised agreement, which we aim to finalise with Yinhawangka Aboriginal Corporation in 2026.

We also announced a long-term partnership with Yinhawangka Aboriginal Corporation to deliver meaningful social outcomes for the Yinhawangka People. Through the Yinhawangka Social Outcomes Partnering Agreement, we will support programs and initiatives led by the Yinhawangka Foundation – a community-led organisation created to strengthen self-determination, elevate cultural authority, and drive long-term, community-driven outcomes.

Partnering with purpose in Salta Province

At the Rincon lithium project in Argentina's Salta Province, we've continued to build respectful relationships with local Indigenous communities. In 2025, this commitment led to the signing of framework agreements with the Kolla Indigenous Community of Salar de Pocitos and the Atacama Indigenous Community of Catua. These agreements mark a shared step forward, shaped by dialogue, trust and mutual respect.

Managing closure in Canada's Northwest

At the Diavik Diamond Mine, we are working in partnership with Indigenous Governments and Organisations to co-develop a Traditional Knowledge Monitoring Program (TKMP) – a collaborative approach to closure shaped by Indigenous perspectives. Building on more than a decade of Traditional Knowledge work, the TKMP focuses on monitoring caribou, water, fish, vegetation and wildlife, and reflects community priorities for closure. These include safe land and water, support for traditional use, and protection of culturally significant landscapes. By placing Indigenous knowledge at the centre, we are helping ensure that closure planning is inclusive, respectful and aligned with long-term community aspirations.

Strengthening relationships in Canada

In British Columbia, we signed a Memorandum of Understanding with the Nadleh Whut'en, Saik'uz, Stellat'en and Cheslatta Carrier Nations, reinforcing our commitment to transparent dialogue and collective action. This MoU covers the pre-feasibility study aiming to improve the livelihood of communities and the environment, and to increase operational flexibility to mitigate climate impacts.

A resilient water supply for the Pilbara, Western Australia

Water is a very precious resource, both environmentally and culturally, for the people who call the Pilbara home. We are committed to ensuring a secure water supply for all users in the region. To reduce reliance on climate-dependent water sources, we are building the Dampier Seawater Desalination Plant, with Stage 1 (4 GL) due to be operational in 2026 (for more information, see page 68). We have also reduced our draw on the Bungaroo Coastal Water Supply borefield, with further reductions expected as the desalination plant ramps up its capacity. We continue to monitor all water sources under our environmental approvals and work closely with stakeholders to manage water responsibly. Our goal is a resilient water system that supports communities, culture and industry.

Governance and process

We continue to implement our Communities and Social Performance Standard, improving systems and processes to help us meet external expectations and deliver stronger social and human rights outcomes. In 2025, we continued to enhance our risk management processes and provided assurance over key social risks, testing Group level "bowties" (analysis tools for risk management) and critical controls at selected operations, to ensure cultural heritage and social impact risks are prevented and mitigated effectively across our business.

Australian Advisory Group

We established the Australian Advisory Group (AAG) in 2022 to provide independent expert advice to our executives on matters impacting our relationship with Indigenous Peoples and communities in Australia. In 2025, conversations centred around the dynamic balance that the extractives industry must navigate between western and traditional Indigenous knowledge and value systems while managing operations and striving for innovation and improved performance. As part of the AAG's staggered terms of engagement, inaugural member Professor Peter Yu AM retired as Chairman, succeeded by June Oscar AO. We also welcomed Nigel Browne, a descendant of the Larrakia and Wulna Peoples, with a wealth of experience across both public and private sectors. Nigel is widely known for his leadership, legal expertise, and long-standing commitment to empowering Aboriginal communities in the Northern Territory through economic development and advocacy. His diverse experience includes advancing Aboriginal land rights, fostering economic independence, leading strategic development projects, and holding various senior legal and advisory roles. Other AAG members are Djawa Yunupingu, Nyadol Nyuon OAM, Cris Parker and Dr Teagan Shields.

Cultural heritage management

In 2025, we made progress towards our 2027 target of co-managing cultural heritage with communities and knowledge holders. This was supported by assets completing self-assessments against our cultural heritage maturity framework. More assets are beginning to co-manage heritage by making decisions together with Indigenous Peoples about how they want their heritage protected.

Another key milestone was the significant progress on actions arising from the global Independent Cultural Heritage Management audits conducted in 2021 and 2022. Ongoing consultation with assets throughout the year enabled us to complete all remaining actions. In addition, the introduction and growing adoption of the Cultural Heritage Management Plan template in 2025 has strengthened cultural heritage management practices across our operations. These practices are helping to embed a unified and consistent approach to protecting and managing cultural heritage across our business.

In September 2025, we hosted a 3-day Agreements and Cultural Heritage Symposium in Vancouver, bringing together more than 90 internal and external Indigenous leaders, operational teams, subject matter experts and practitioners. The event provided a space for open dialogue and shared learning, enabling us to reflect on how we can build better relationships, co-develop and implement agreements, and manage cultural heritage across our business.

Find out more about our approach to cultural heritage at riotinto.com/culturalheritage

Leadership, inclusion and partnership

Growing Indigenous leadership

We are committed to increasing Indigenous participation and leadership, not only by attracting new talent, but also by investing in the growth and development of our people. Since 2020, our Indigenous Leadership Program in Australia has focused on creating meaningful pathways to employment, expanding opportunities and supporting long-term career development.

At the end of 2025, we had 54 Indigenous leaders across our Australian business, down from 61 in 2024. The change was a result of natural attrition and organisational changes across the business. We remain committed to rebuilding and strengthening Indigenous leadership capability, recognising the vital role these leaders play in shaping our strategy, culture and long-term success.

Having Indigenous voices prominent in our business helps us make more informed decisions and fosters a workplace where leadership reflects the diversity of the communities in which we operate, and where all employees feel empowered to grow, contribute and lead.

RioInspire

In 2022, we partnered with the Australian Graduate School of Management at the University of New South Wales to develop and deliver the RioInspire Indigenous Leadership Program. RioInspire is a ground-breaking, globally recognised program that focuses on developing executive-ready Indigenous future leaders. To date, 71 Indigenous leaders have graduated from the program, with 8 of them continuing to complete graduate certificates and MBAs. Since launching the program globally in 2024, 5 Indigenous leaders from Canada and the US have participated.

Embedding cultural respect into everyday practice

We are committed to creating culturally safe and inclusive environments where people of diverse backgrounds feel respected. This commitment is reflected in initiatives that deepen cultural understanding and elevate Indigenous voices across our business.

In Quebec, Canada, 90% of our Aluminium workforce (about 4,300 employees) have completed cultural awareness training, developed with a local Indigenous consultant. At BC Works, all new employees receive cultural awareness training during onboarding, ensuring early engagement with the values of respect and inclusion.

Our 2-day Cultural Connection Program in Australia, co-designed with Indigenous leaders and educators, is reshaping how leaders engage with Indigenous culture, knowledge and communities. To date, more than 80% of senior leaders have completed the program. The impact is clear: 100% of participants say they would speak up against racism, and positivity towards Aboriginal and Torres Strait Islander Peoples has risen by 29%.

At New Zealand Aluminium Smelters (NZAS) all employees and visitors now complete a compulsory cultural induction. Delivered through an immersive digital experience, it shares the cultural and historical significance of the Murihiku region from the perspective of Ngāi Tahu, the local iwi with guardianship responsibilities over the area. This fosters deeper connection to place and reinforces shared responsibility to land and sea.

Together, these initiatives are helping build a workplace culture grounded in respect, accountability and a genuine commitment to reconciliation.

Combining cultural knowledge and technology

Through our Living Languages Living Cultures program, we've partnered with Indigital, an Indigenous-led social enterprise, and the communities of Weipa, Aurukun, Napranum and Mapoon, to co-design Caring for Country.

The program places Indigenous voices and expertise at the centre, while also building digital skills for employment, entrepreneurship and future industries. In November 2025, the program was honoured with the "Collaboration of the Year" award at the Aboriginal Enterprises in Mining, Energy & Exploration Awards for its role in empowering Indigenous communities through the integration of traditional knowledge and digital technologies to support cultural preservation and environmental stewardship.

Supporting Indigenous businesses

We support local businesses, employ local people and buy local products, especially from Indigenous, small and regional enterprises. In 2025, we spent more than A$1.13 billion with Indigenous businesses across Australia, marking a 22.6% increase from the previous year. We're also continuing to grow our partnerships with local and Indigenous businesses in North America. In 2025, our spend with Indigenous suppliers in the region reached $213.9 million.

These partnerships are demonstrations of real economic development impact in communities. At our Rincon project in Argentina, we are supporting local contractors and subcontractors, offering direct assistance, and engaging proactively with communities. As a result, community-based contractors and subcontractors – mainly led by women – have grown from 3 in 2023 to 21 in 2025. At the same time, local spending has expanded 25-fold, rising from ARS 277 million to ARS 7,309 million.

Truth and reconciliation

We recognise and celebrate Indigenous events and observance days across our business. In 2025, we supported NAIDOC Week and National Reconciliation Week in Australia, Indigenous History Month in Canada, and the International Day of the World's Indigenous Peoples through global communications and engagement campaigns.

By sharing stories, messages and educational materials, we help our people deepen their understanding of Indigenous history, cultures and Peoples. This ongoing awareness-building contributes to a safer, more respectful and inclusive workplace.

Economic contributions ($ million)

	2025	2024	2023	2022	2021
Consolidated sales revenue	**57,638**	53,658	54,041	55,554	63,495
Net cash generated from operating activities[1]	**16,832**	15,599	15,160	16,134	25,345
Profit after tax for the year	**10,249**	11,574	9,953	13,048	22,597
Underlying earnings	**10,868**	10,867	11,755	13,359	21,401
Underlying earnings per share (US cents)	**669.2**	669.5	725.0	824.7	1,322.4
Net (debt)/cash	**(14,362)**	(5,491)	(4,231)	(4,188)	1,576
Purchases of property, plant and equipment and intangible assets	**(12,335)**	(9,621)	(7,086)	(6,750)	(7,384)
Employment costs	**(7,605)**	(7,055)	(6,636)	(6,002)	(5,513)
Payables to governments[2]	**(10,229)**	(8,214)	(7,881)	(9,313)	(12,789)
Amounts paid by Rio Tinto	**N/A[3]**	(8,401)	(8,524)	(10,779)	(13,334)
Amounts paid by Rio Tinto on behalf of its employees	**N/A[3]**	(1,821)	(1,755)	(1,622)	(1,486)

1. Data includes dividends from equity accounted units, and is after payments of interest, taxes and dividends to non-controlling interests in subsidiaries.
2. Payables to governments includes corporate taxes, government royalties and employer payroll taxes.
3. Our Taxes and Royalties Paid Report will be published later this year on riotinto.com.

	2025	2024	2023	2022	2021
Social investment[1] (discretionary)	**114.3**	95.9	84.0	62.6	72.1
Mandatory social contributions[2] (non-discretionary)	**34.6**	23.3	17.6	18.2	19.1
Payment to landowners[3] (non-discretionary)	**222.7**	221.9	231.9	299.0	222.9

1. Social investments (previously referred to as community investments) are voluntary financial commitments, including in-kind donations of assets and employee time, made by Rio Tinto managed operations to third parties to address identified community needs or social risks.
2. Mandated social contributions (previously referred to as development contributions) are defined as non-discretionary financial commitments, including in-kind donations of assets and employee time, made by Rio Tinto to a third party to deliver social, economic and/or environmental benefits for a community, which Rio Tinto is mandated to make under a legally binding agreement, by a regulatory authority or otherwise by law.
3. Payment to landowners are non-discretionary compensation payments made by Rio Tinto to third parties under land access, mine development, native title, impact benefit and other legally binding compensation agreements.

Human rights

Respecting human rights is core to our values, to maintaining strong sustainability performance and to our social licence.

Commitment

We are committed to treating everyone with dignity and respect – from our employees, contractors and workers in our value chain, to the communities we partner with, and others affected by our activities and business relationships. We know that our activities, and those of our partners, can have both positive and negative impacts on human rights. By embedding rights-respecting and ethical behaviour throughout our business, we are better able to prevent human rights harm. To do this, we rely on:

- empowering people through an inclusive and supportive business culture that aligns with our values
- embedding human rights due diligence into business processes and systems
- engaging with stakeholders to improve how we identify and address root causes of human rights harm.

Everywhere we operate, people and safety come first. By committing to implement the UN Guiding Principles on Business and Human Rights (UNGPs) and other international standards outlined in our Human Rights Policy, we strengthen our ability to uphold this priority.

For more information see our Human Rights Policy at riotinto.com/humanrights

2025 progress

Governance

We continue to evolve our human rights performance to help prevent involvement in adverse human rights impacts. This has included refining our internal standards, systems and processes to integrate human rights due diligence, and to promote more responsible and ethical ways of working. In 2025, we provided the Sustainability Committee with an update on our human rights performance.

Salient human rights issues

These are the priority human rights issues that could severely impact people through our activities or business relationships. They consider our operational footprint, value chain and external contexts, and include:

- land access and use
- Indigenous Peoples' rights
- security
- inclusion and diversity
- community health, safety and wellbeing
- workplace health and safety
- labour rights (including modern slavery)
- climate change and just transition

We continue to monitor how these issues could manifest within our business and our relationships with others. In 2025, we focused particular attention on labour rights in the contracted workforce, and community health, safety and wellbeing.

Assets conduct self-assessments to enable a more complete understanding of their risk context and to help them prioritise and take action to prevent human rights harm. A reduced number of assessments were conducted in 2025 (21 in 2025 compared to 59 in 2024). The higher number in 2024 was due to 2 regional assessments conducted that year, which together covered 39 assets across closure and operating sites. Assessments conducted in 2025 included at Richards Bay Minerals, Rincon and Oyu Tolgoi.

In 2025, we also published a summary report of an independent Human Rights Impact Assessment conducted at the SimFer project in Guinea in 2024. In March 2025, we reported on our progress to address identified human rights risks and impacts at the mine, rail spur and port. Visit riotinto.com/humanrights to read the reports.

For more information see our *2025 Sustainability Fact Book* at riotinto.com/sustainabilityreporting

Our business relationships

Building trust with communities, business partners and other stakeholders is key to meeting our objectives and advancing respect for human rights. In 2025, we worked with suppliers and business partners in Argentina, China, Guinea and other regions where we operate to share insights and learn from each other. This work strengthened our collective ability to advance labour rights in diverse local contexts. We continue to work with joint venture partners to provide human rights support and monitor human rights performance, including through Board and Committee roles for non-managed operations.

Suppliers

We expect our suppliers and sub-contractors to respect human rights, including as outlined in our Supplier Code of Conduct. Using a risk-based approach through our third-party due diligence process, we pre-screen potential business partners and complete specialist human rights reviews. In 2025, we completed 5,860 third party due diligence assessments, and 174 were escalated to the human rights team for further review. For higher-risk suppliers, we develop action plans to mitigate salient human rights risks identified. Our approach focuses on improving supplier performance through dialogue and partnership, rather than avoidance or termination of relationships.

We focused our supplier due diligence efforts on renewables equipment manufacturers and labour hire providers in 2025, and conducted specialised assessments to support our projects, including repowering our Gladstone aluminium operations.

In 2025, we engaged independent, certified labour rights auditors to assess 3 suppliers in Australia and Canada. We also worked to monitor non-conformances identified in 2024 through our supplier audit program.

Grievance and remedy

Effective grievance management can enable more trusted relationships and help prevent human rights harm. Every asset is required to have a local grievance mechanism. Consistent with the UNGPs, we are committed to providing for, or cooperating in, remediation when we identify we have caused or contributed to human rights harm. We may also play a role in remediation where we are directly linked to harm through our products, services or operations.

In 2025, our human rights team supported a range of internal investigations and assessments with a focus on grievance and remedy processes, including at Oyu Tolgoi, Simandou and Rincon. This work was reinforced by the launch of our in-house Worker Welfare Assessment, designed to identify and respond to risks in our workforce.

We also continued to monitor a supplier's ongoing mitigation and preventative actions regarding hazardous child labour, as reported in our *2024 Modern Slavery Statement*.

For more information see our *Modern Slavery Statement* at riotinto.com/modernslavery

Capacity-building on human rights

Everyone has a role in respecting human rights. In 2025, we refreshed our Group-wide human rights training program for higher-risk roles by incorporating more real-world scenarios, equipping these leaders with practical guidance to take rights-respecting action. We also delivered an updated Modern Slavery Training module to our Commercial function, focusing on the specific risks and indicators most relevant to their roles and responsibilities.

Collaboration

Human rights challenges can be systemic, and can require collaboration with peers, civil society organisations, workers' organisations, business partners and others. In 2025, we continued to support ICMM's Social Performance working group, the Human Rights Resources and Energy Collaborative, and the Mining Association of Canada's International Social Responsibility Committee. We participated in the Voluntary Principles Initiative and with UN Global Compact Network Australia, and attended business and human rights forums in Australia, the US and Canada. We also engaged with Australia's Office of the Anti-Slavery Commissioner on our response to modern slavery. These engagements help us better identify, mitigate and address the root causes of human rights harm.

Environmentally committed

We recognise that our operations have an inherent impact on nature, both directly and indirectly, and we are committed to contributing to the global shift toward a nature positive future.

Achieving our mission to be the most valued metals and mining business relies on the responsible stewardship of shared natural resources. Sustainable success is driven by better decision-making, fostering collaboration, maintaining transparency, and measuring performance as we aim to minimise our impact on nature and society.

Governance

Business decisions centred on strong sustainability and social licence are imperative to creating long-term value. Our Executive Committee and Board have overall responsibility for, and oversight of, environmental management and performance through our Risk Management and Sustainability Committees, including a principal environment risk that we track at a Group level.

We have shared our support for the ICMM's Nature Position Statement, to align industry action on the Kunming-Montreal Global Biodiversity Framework (GBF) and 2030 targets. Our nature framework outlines the processes and actions that underpin our contribution to a nature positive future, in line with increasing societal expectations.

We take a long-term view of our responsibilities, managing the risks and impacts of our activities from exploration and project inception through closure and beyond. We are committed to refining our systems and processes to ensure transparent, accountable decision-making that strengthens environmental outcomes and manages nature-related risks responsibly.

As stewards of natural resources, we recognise the trust placed in us. We manage air, biodiversity, land, and water with care, along with the material inputs and outputs of our operations and their full life cycle footprint. This commitment ensures we operate responsibly while supporting resilient ecosystems and sustainable communities.

Our nature framework

Ambition: To meaningfully contribute to a nature positive future through integrated environmental management practices that support our operational excellence objective.

Commitments: Deliver on our commitments for nature - including our Standards and the ICMM Nature Position Statement.

Risk: Enhance our understanding and management of material business risks across our operations and value chain.

Assurance Increase stakeholder confidence in performance and reporting through internal and external assurance activities for our assets and supply chains.

Targets: Operational nature targets to focus our efforts on continuous improvement.

Disclosures: Enhance transparency of environmental performance information and data over time.

Commitments

Our commitment to the ICMM Nature Position Statement informs our actions and accountabilities to deliver the desired environmental, social and economic outcomes for the business. This includes the following clear commitments:

- We contribute to the global nature positive goal of "halting and reversing biodiversity loss by 2030 from a 2020 baseline, with a full recovery by 2050".
- We do not explore or extract resources within the boundaries of UNESCO World Heritage sites. All reasonable steps will be taken to ensure future operations adjacent to World Heritage sites are not incompatible with the outstanding universal value for which these sites are listed and do not put the integrity of these sites at risk.
- We respect legally designated protected areas and ensure any new operations or changes to existing operations are not incompatible with the objectives for which the protected areas were established.
- We do not undertake deep-sea mining, and believe it should not take place unless comprehensive scientific research refutes currently held evidence that it will create significant environmental and socioeconomic implications.

Performance and targets

Our nature target program is a core component of our nature framework and one of the ways we plan to contribute to a nature positive future. The program acknowledges the interconnectedness of the realms of nature – air, land and water - and their ties to biodiversity, climate and society. The nature targets program includes a set of locally focused, site improvement plans, initiated in 2025. The program seeks to enhance the transparency of our nature risks, challenges and performance. Progress on the nature targets will be reported annually on our website.

Water

Water is essential to life. It is inherently linked to healthy, thriving ecosystems and communities, and holds spiritual significance to Indigenous and land-connected Peoples all over the world. It is also an essential resource for our operations, enabling access to orebodies and processing of ore to provide the materials the world needs. As water is a finite shared resource, responsible water stewardship is critical to our business's success. Protecting water ensures it remains available and clean for the ecosystems and communities that depend on it, and for stable and sustainable operations to continue for generations.

Our commitment to responsible water stewardship is reflected through our business strategy, standards, policies and member association commitments.

We have developed a water risk framework that we use to consistently identify, assess, manage and communicate water risk across our portfolio. The framework allows us to have relevant conversations about water threats and opportunities, informing decisions and strategic plans, for operational and catchment-level decisions beyond an individual site. It covers four water risk categories:

1) water resource (issues relating to water withdrawals for supply purposes)
2) water quality and quantity (issues relating to excess surface water management, discharges or seepage)
3) dewatering (issues relating to groundwater withdrawals to safely depressurise and access below water table orebodies)
4) long-term obligations (consideration of items 1-3 over long timescales, eg post mining).

Our 2025 water risk profile shows how our exposure varies across the four risk categories. We manage all risks in accordance with our company standards and applicable local regulations and guidelines. We have a library of water management controls that promote consistent operational risk management and assurance by our frontline asset teams and supporting second-line functions. The controls guide and organise how we monitor, plan, use infrastructure and adaptively manage water. Our approach to water is integrated with our approach to communities, climate change, tailings management and closure.

Group water risk profile (percentage of managed operations[1])

Examples of ranking

Water resource

Is there enough water available for environment needs, community needs and our operational use?


53%
18%
24%
4%

Our iron ore port operations in the Pilbara, Western Australia, are supplied with water from the West Pilbara Water Supply Scheme. The scheme is vulnerable to drought, and Traditional Owner groups have raised concerns about environmental and cultural impacts. The water resource risk for these operations is assessed as high. Rio Tinto is committed to enhancing water security in this region.

Water quality and quantity

Does the way we manage water onsite, or discharge excess water, cause environmental impacts or operational constraints?


16%
31%
53%

Our ilmenite mine near Havre-Saint-Pierre (HSP) in Quebec, Canada is surrounded by ecologically and socially significant lakes and water features. The quality and quantity risk for HSP mine is assessed as high and excess water from the mine needs to be carefully managed. To ensure water is released to the environment at a suitable quality, we are working on a multi-year water management improvement project.

Dewatering

Does the removal of water from the operational areas of our sites impact regional aquifers or our mine plans?


53%
13%
13%
11%
9%

Impacts associated with dewatering and water supply activities in the Pilbara, Western Australia are recognised as a very high risk for our business. Returning water to the aquifers impacted by our mining activities in a controlled manner is the focus of a number of ongoing studies. We are also continuing to work with Traditional Owners on water management.

Long-term obligations

Do our operational activities generate long-term or ongoing obligations related to water?


9%
31%
24%
18%
18%

We may sometimes generate impacts that we are required to manage over the long term, such as post-closure pit lakes in the Pilbara, or potential seepage from our waste rock or tailings facilities in our aluminium and copper sites. Our systems and standards aim to ensure that risks are identified early and managed appropriately and responsibly throughout the asset life cycle, including legacy issues.

Not applicable   Low risk   Moderate risk   High risk   Very high risk

1. Due to rounding, the sum may not total 100%. Ratings based on 2025 assessment, excluding projects and recent lithium acquisitions. Refer to *Sustainability Fact Book* for additional information.

2025 progress

Our water balance

Our Group water balance outlines where water was withdrawn from, discharged to, recycled, or reused and consumed at our operations.

The reported categories correlate with the requirements of ICMM and the Global Reporting Initiative.

We also report on our aggregated water balance for sites in water-stressed areas. We assess water stress using the World Resources Institute's Aqueduct Water Risk Atlas mapping tool.

For more information see our *2025 Sustainability Fact Book* at riotinto.com/sustainabilityreporting

Our water performance

Our total operational withdrawals for 2025 were 1,147 gigalitres (GL) (2024: 1,250 GL). Freshwater, or category 1 quality, withdrawals accounted for 386 GL or 34% of this total (2024: 399 GL). Freshwater is generally suitable for consumption with minimal treatment required. Where possible, we aim to minimise our extractions from water sources of this quality.

Total discharges for 2025 were 626 GL (2024: 641 GL). Total water recycled or reused for 2025 was 374 GL (2024: 344 GL).

Our activity

We progressed several initiatives in 2025 that demonstrate our ongoing recognition of the importance of respecting rights, partnerships, innovation and transparency. These include:

- Implementation of the QIT Madagascar Minerals water strategy, with transparent reporting of water management and performance data through the *2024 Water Report* and monthly dashboard, in parallel with community-focused programs.
- Construction of Stage 1 (4 GL) Dampier desalination plant, which will allow us to reduce our groundwater withdrawals from the Bungaroo Aquifer in the Pilbara, Western Australia, and establishment of a Memorandum of Understanding with the Western Australian Government to assess feasibility for a Stage 2 plant expansion.
- Management or involvement in regional water monitoring and engagement programs, including initiatives in Gladstone Harbour (Queensland, Australia), Nechako Valley (British Columbia, Canada), and Saguenay–Lac-Saint-Jean (Quebec, Canada).
- Piloting technologies for water treatment and metal recovery at our Kennecott operation in the US, including use of plant-based methods (phytoremediation).
- Working collaboratively with stakeholders to improve our understanding of the cultural value of water.
- Entering a partnership with Skarn to develop an innovative water intensity benchmarking dataset for the lithium sector.
- Updating our Surface Water Allocation Disclosure Dashboard and continued work on an expansion of the dashboard to include groundwater information in 2026.

For more information see riotinto.com/water

Biodiversity

Biodiversity underpins the ecosystems that sustain life, livelihoods, and economies. For Rio Tinto, healthy ecosystems are critical – not only for supporting ecological communities but also for ensuring operational resilience. Our mining activities often intersect with areas of high ecological value, and the industry relies on ecosystem services such as clean water and air, erosion control, and climate stability.

We recognise the potential impacts of our activities on biodiversity and are committed to achieving no net loss (NNL) or a net gain (Net Positive Impact, NPI) to biodiversity, measured against a 2020 baseline, by the end of closure.

Rio Tinto's approach to biodiversity management is embedded in Environment Standards and aligned with global frameworks, including the Global Reporting Initiative. We apply the mitigation hierarchy - avoid, minimise, rehabilitate and offset - to prioritise avoidance across all stages of the mining lifecycle, including exploration, project development, operations and closure.

Where impacts cannot be avoided, we implement mitigation and rehabilitation measures. Where applicable, offsets are initiated early in the project life cycle and developed in consultation with stakeholders to address residual impacts. Recent updates to our exploration procedures have improved the capture and reporting of avoidance actions as part of tenure management. Additionally, enhancements to our Studies guidance will strengthen the integration of mitigation, offsetting and avoidance measures during project initiation.

We maintain asset-level biodiversity action plans, addressing priority species – including those listed on the International Union for Conservation of Nature (IUCN) Red List. These efforts are guided by site-specific assessments and inclusive engagement with stakeholders, particularly Indigenous and land-connected communities.

Globally, one of the central challenges for business is establishing scalable approaches to assess the condition of nature. We actively participate in industry and cross-sectoral forums to advance our methodologies to measure no net loss or net gain to biodiversity across our operations; this includes the ICMM Nature Working Group.

Our strategic partnerships with Proteus (UNEP-WCMC) and BirdLife International continued, allowing us to contribute to, and benefit from, global biodiversity expertise. We also had the opportunity to sponsor the Western Australia Biodiversity Conference, and participate in the UNEP-WCMC Nature Action Dialogues.

2025 progress

Through 2025, Rio Tinto continued to strengthen its biodiversity management approach, translating our nature positive commitments into tangible actions across our global operations. Guided by the ICMM Nature Position Statement and aligned with emerging global frameworks such as the Taskforce on Nature-related Financial Disclosures (TNFD), we focused on building robust baselines, piloting measurement methodologies, enhancing transparency and investing in conservation partnerships that deliver ecological benefits beyond our operational footprint.

We actively participated in the Nature Positive Initiative (NPI) Pilot Program for our Pilbara Iron Ore and Oyu Tolgoi copper assets, supported by our piloting partner BirdLife International. This initiative tested draft global terrestrial biodiversity metrics using site-specific and public data to assess the current and 2020 baseline state of nature through real-world case studies. The results will contribute to NPI's further refinement of recommended metrics and guidance material in 2026.

Environmental data collection at our assets continues to inform our understanding of the ecological context within and surrounding our operational footprint, and it is a critical step toward measuring progress against no net loss. In alignment with our Environment Standards, these monitoring activities are shaped by regulatory requirements and host community engagement. In 2025, we continued a portfolio-wide program to develop biodiversity baselines and an NNL prioritisation framework aligned with global best practice principles and ICMM commitments.

To further support our baselining and state-of-nature measurement efforts, we conducted a comprehensive review of publicly available data and tools. Using NNL/NPI calculation methodologies and a suite of global guidance and reference documents, we derived insights into the 2020 ecosystem extent, condition and species presence across key assets in Australia, Asia, Africa and Canada. This generated a detailed technical understanding of available tools applicable to a global footprint that encompasses a wide range of biomes.

Additional Conservation Actions (ACAs) play a complementary role in strengthening our biodiversity management approach, particularly where opportunities remain to uplift ecological outcomes after applying mitigation processes. ACAs help deliver broader ecological benefits beyond our operational footprint, be that supporting species recovery, enhancing ecosystem resilience or enhancing understanding of our natural environment. In 2025, we initiated and continued several key projects, such as our Pilbara Conservation Project, Founders Factory Start-up Partnerships for Sustainability and the North Queensland Land and Sea Program. Visit our website for more information.

For more information see riotinto.com/biodiversity

Land

Effective land management is essential to minimising environmental impacts and supporting sustainable mining operations. Key activities include planning and managing land use to reduce disturbance, implementing progressive rehabilitation during the life of mine, and restoring ecosystems post-closure. We focus on soil conservation, erosion control, and revegetation practices, while engaging with stakeholders to align land use with community and environmental values. These efforts ensure responsible stewardship of land resources and contribute to long-term environmental resilience.

In 2025, we rehabilitated 26 km^2 of land, mostly at our Argyle diamond mine in Australia, Simandou project in Guinea and iron ore mines and exploration areas in the Pilbara.

In Mongolia, we rehabilitated another 6 km^2 of abandoned mine workings outside our operational footprint, near the Tsagaan Zur river in the Selenge province. This effort supports Oyu Tolgoi's commitment to the Government of Mongolia's national initiative to plant one billion trees by 2030. We established and handed over another 3 tree nurseries in the South Gobi to the local community, with a combined capacity to produce an additional one million saplings annually. We planted 1.6 million trees and awarded 5 more scholarships to students pursuing forestry studies.

Throughout the last year, we continued to transform commitments into action. We developed a number of site improvement plans focused on land stewardship for priority operations as part of the implementation of our nature targets program.

At the end of the year, our land footprint – total disturbed area – was 1,818 km^2, an increase of 56 km^2 from 2024. This includes all disturbances at our operating assets and activities, such as exploration activities, smelters, mines and supporting infrastructure. The majority of disturbance occurred at Weipa and Simandou as a result of the establishment of new mining areas.

Our rehabilitation and closure teams continue to partner with research centres to refine our approaches and improve outcomes. At our bauxite mines and refineries, we have progressed trials focusing on transforming stored tailings material into soils that will support plant growth. To strengthen monitoring of rehabilitated areas, we advanced trials of digital tools designed to complement traditional on-ground data collection.

In addition, 14 of our operations completed rehabilitation trials aimed at improving seed germination, reducing erosion and enhancing topsoil quality – critical factors for rehabilitation success.

For more information about our closure work see page 51.

Waste

As the global population continues to grow and industrialise, effective management of waste materials is expected to become increasingly important for people and nature. Rio Tinto produces materials that play an important role in the economy while managing mineral and non-mineral materials responsibly. We strive to enhance our approach to materials management practices by designing out waste where possible, keeping resources in use longer, and safely and responsibly disposing of wastes across our business and value chain.

Our mineral waste generation and disposal volumes have remained similar over the past 5 years, however there is more annual variability in non-mineral waste volumes and disposals, which is largely driven by mine development and closure activities. Looking ahead, we aim to maximise resource efficiency while eliminating waste and recovering valuable materials. We will continue to explore circular solutions and innovative ways to manage materials.

For more information about tailings see page 51.

Air quality

Clean air is essential for the health of ecosystems and host communities that surround our operations. Emissions such as particulates and gases have the potential to impact air quality and the atmosphere, so we have a responsibility to ensure they are managed in line with regulations and stakeholder expectations. Some emissions can be hazardous and require careful monitoring and management. The potentially hazardous emissions we monitor at operations are:

- sulphur oxides (SOx), mainly at our aluminium and copper smelters
- nitrogen oxides (NOx), mainly from burning fossil fuels
- gaseous fluoride emissions from aluminium smelters
- respirable particulate emissions (PM_{10} and $PM_{2.5}$) – very fine particles from mining and processing operations and from burning fossil fuels.

We apply the mitigation hierarchy across all phases of the mining life cycle to keep air emissions within acceptable limits. Our first priority is to avoid generating emissions wherever possible. Progress on decarbonisation initiatives has supported reductions in air pollutants, including the installation of solar power, heat recovery systems, and the use of renewable fuels.

Many of our hazardous emission levels have remained relatively stable over the past 5 years (NOx, SOx, fluoride), though we have seen a slight increase in PM_{10} values over the past 3 years. We aim to reduce point source emissions by upgrading equipment with best-available technologies and incorporating control technology evaluations into capital projects. Proper operation and maintenance of assets is critical to minimising emissions, though some inevitably leave our sites. We implement and expand air monitoring networks inside and outside our site boundaries.

Operational environment overview

	2025	2024	2023	2022	2021
Significant environmental incidents[1]	**0**	0	1	1	2
Fines and prosecutions – environment ($'000)[2]	**1,639.3**	604.8	987.0	109.8	7.4
Land footprint – disturbed (cumulative square kilometres)[3]	**1,818**	1,762	1,813	1,775	1,700
Land footprint – rehabilitated (cumulative square kilometres)	**610**	587	552	522	494
Mineral waste disposed or stored (million tonnes)	**924**	980	983	978	1,005
Non-mineral waste disposed or stored (million tonnes)	**0.77**	0.66	0.73	0.75	0.65
SOx emissions (thousand tonnes)	**75.2**	73.7	72.8	66.2	70.2
NOx emissions (thousand tonnes)	**58.7**	55.3	67.2	64.6	62.3
Fluoride emissions (thousand tonnes)	**2.23**	2.40	2.61	2.36	2.36
Particulate (PM_{10}) emissions (thousand tonnes)	**176.2**	168.2	169.5	146.3	142.3

1. Significant environmental incident is an incident with an actual consequence rating of high or very high. We measure and rate incidents according to their actual environmental and compliance impacts using 5 severity categories: very low, low, moderate, high and very high. Very high and high environmental incidents are usually reported to the relevant product group head and the Rio Tinto Chief Executive as soon as possible.
2. In 2025, we received environmental fines and administrative penalties relating to contaminant releases, permitting non compliances, discharge exceedances and failures to meet regulatory requirements across several operations. At Yarwun in Australia, regulators issued two penalty infringement notices for contaminant releases involving saline effluent from a pipeline and the discharge of bauxite washwater slurry from a wharf. In Canada, the Vaudreuil plant received non compliances under the Environmental Quality Act and hazardous materials regulations, the Roberval/Port Alfred site was cited for delayed incident reporting, and the Arvida plant exceeded discharge criteria for toxicity and hydrocarbons and received a non compliance relating to environmental operating conditions. Further administrative penalties were issued at Havre Saint Pierre and Lac Tio for inadequate project construction authorisations and containment infrastructure maintenance practices, delayed reporting of permit exceedances, and unauthorized disposal of residual materials, along with federal penalties related to 2023 effluent exceedances and sampling errors during an unauthorized discharge. In the United States, enforcement actions continued under the Wilmington operations consent decree. Following extensive investigations at Kennecott Copper, historical permitting non-compliances related to water containment failures and upset conditions was resolved through a monetary penalty, with no detectable contamination identified. Separately, at Rotterdam operations in Europe, a transporter was fined for non compliant hazardous goods labelling under EU ADR regulations during shipment of product in France.
3. A reduction in cumulative disturbance from 2023-2024 is a result of the sale of Dampier Salt Limited's Lake MacLeod operation.

Note: The numbers may change year to year and retrospectively due to reconciliations of data.

Tailings

We engage with stakeholders throughout the life cycle of our tailings storage facilities (TSFs), from design to closure. We also collaborate closely with external bodies to improve the way tailings are managed across our industry.

We operate 111 TSFs across our global assets. Of the 111 TSFs, 40 are active, 24 are inactive and 47 are closed.

We work through technical committees and joint venture relationships to support leading practice in tailings management. Our full tailings disclosure is available on our website. We periodically update the list of TSFs to reflect operational and ownership changes. These include changes due to the transition to closure or remediation obligations for legacy assets, and reclassification of facilities.

Our facilities are regulated and permitted and have been managed for many years to comply with local laws, regulations, permits, licences and other requirements. Tailings management has been included in the Group risk register since 2010, and our Group safety standard for tailings and water storage facilities has been in place since 2015. Our internal assurance processes verify that our managed TSFs operate in accordance with this standard, which we updated in 2021.

Our TSFs have emergency response plans – tested through training exercises in collaboration with stakeholders such as local emergency services – and follow strict business resilience and communication protocols.

2025 progress

We have continued to progress our implementation of the Global Industry Standard on Tailings Management (GISTM). This focuses on preventing tailings facility failures, reducing the social and environmental impacts of tailings facilities, and improving engagement and transparency on tailings with local communities. We have also assessed our progress on implementation through self-assessment and independent audits, using ICMM's GISTM Conformance Protocols.

In 2025, we achieved full GISTM conformance for the "Very High" and "Extreme" consequence classification tailings facilities, and for the majority of the "Low", "Significant" and "High" consequence facilities.

Our product group and Closure teams will continue to work towards full conformance and we will report our performance yearly in accordance with the GISTM requirements.

In August 2025, in accordance with Principle 15 of the GISTM, we updated our public tailings disclosures for the 14 "Very High" and "Extreme" TSFs we operate and published new information on a further 84 tailings facilities rated "Low", "High" or "Significant".

For more information see riotinto.com/tailings

In 2025:

- We continued to regularly convene the Tailings Management Committee with our designated Accountable Executives. This provides coordinated governance of tailings management practices across the Group.
- We continued to play an active role in the ICMM tailings working group, which provides guidance to support the safe, responsible management of tailings with the goal of eliminating fatalities and catastrophic events.

Closure

We are committed to being responsible operators throughout the entire life of our assets, delivering value at every stage – from discovery to closure.

Today, we plan for the end right from the beginning, incorporating closure in each stage of the asset life cycle in the way we design, build and operate.

We work with communities, governments and other stakeholders to complete closure activities and repurpose and renew sites for their next use.

At the end of 2025, closure provisions on our balance sheet totalled $17.8 billion (2024: $15.7 billion).

2025 progress

In 2025, we continued to advance delivery of our major closure projects in Australia and management of our global legacy portfolio.

Argyle diamond mine

We continue rehabilitating the former Argyle diamond mine on Miriwoong and Gija country in Western Australia. We have made significant progress on reprofiling the former processing plant area, and waste rock dumps, and capping the tailings storage facility. We have now passed beyond 85% overall project completion, and the removal of the Argyle mine accommodation facilities, utilities infrastructure and airport is nearly complete.

We are continuing to review our contracting strategy to focus on work awarded to Traditional Owner businesses, spending A$47.1 million in 2025 (2024: A$44.9 million).

Gove refinery and residue disposal areas

While bauxite mining operations continue until the end of the decade, we are progressing demolition of the Gove alumina refinery and rehabilitation work on the former bauxite residue disposal areas (BRDA), a type of tailings storage facility, on the lands of the Yolŋu peoples in the Northern Territory of Australia.

In 2025, we completed demolition of the remaining large structures of the refinery. Working with Traditional Owners, and through careful planning, we took measures to ensure the protection of an important cultural heritage site during demolition activity, understanding its importance to the Yolŋu. We have processed around 127,000 tonnes of scrap steel for recycling since 2023. We continue to advance soil remediation of the refinery site as we work towards final landform and revegetating the area.

We are progressing rehabilitation work of the former BRDAs, completing civil works on Pond 5 to prepare for monitoring and maintenance, and starting work on Pond 6 South, working with a Traditional Owner business on enabling works.

We launched a pilot housing demolition program for properties unsuitable to be retained, to create opportunities for local builders to develop new and diverse housing on vacant, serviced lots. Work to upgrade services such as sewer lines, power and water is also underway.

We are developing programs that build local capability and resilience, including partnering with schools to offer virtual work experience opportunities for young people.

We continue to be an active member of the Gove Peninsula Future Reference Group along with Traditional Owners, Northern Territory and Commonwealth governments, and the Northern Land Council, to support planning for the region's future and helping transition to a post-mining future.

Ranger Rehabilitation Project

We continue to operate under the Management Services Agreement (MSA) with Energy Resources of Australia Ltd. (ERA) to manage the Ranger Rehabilitation Project with oversight from the ERA board. The former Ranger uranium mine is located on the traditional lands of the Mirarr People in the Northern Territory. The MSA builds on ERA's existing rehabilitation efforts and enables us to share our technical expertise in the design, planning and execution of closure projects, including managing stakeholder engagement and delivery partner relationships.

Rio Tinto holds approximately 98.43% of ERA's shares and in April 2025, we began the compulsory acquisition process to acquire the remaining shares in ERA. In May 2025, objections were lodged during the objection period by the holders of at least 10% of the ERA shares subject to the acquisition notice. We have applied for court approval of the proposed compulsory acquisition of the remaining shares in ERA, and the matter remains before the court.

In 2025, we progressed Pit 3 dry capping, installing geotextile and beginning the initial dry capping layers. We continue to face challenges in drying the tailings surface and are assessing engineering options and solutions to continue the capping works in 2026. Other aspects of the project are making good progress including environmental management, regulatory approvals, stakeholder engagement, land tenure negotiations and technical studies.

We remain committed to the rehabilitation of the Ranger Project Area to a standard that will establish an environment similar to the adjacent Kakadu National Park, a World Heritage site. We continue to work with all key stakeholders, including the Mirarr People, to complete this important rehabilitation project.

Legacy assets

We manage over 90 legacy assets in 9 countries and 30 tailings storage facilities (TSF) across our portfolio.

We have achieved safe closure status at Argyle TSFs ATD 1, ATD 2 and ATD 3 at the former Argyle Diamond Mine in Western Australia and the Kelian in-pit TSF at Kelian in Indonesia. At Holden and Ridgeway in the US, Kelian Namuk in Indonesia, and Segoussac in France, TSF risks are considered as low as reasonably practicable, demonstrating improvement in risk management.

For more information on tailings management, see page 51.

We continue to progress execution and enabling work across the global legacy portfolio to meet our commitments. In 2025:

- We started phase 2 of our rehabilitation work at Dammarie-lès-Lys in France. Work includes removal of contaminated soil, enabling the site for repurposing. To reduce impacts due to dust, noise and traffic to the nearby community, work will be completed under a tent.
- We restarted rehabilitation work at Salindres in France. Work includes land shaping, reinforcement of a dyke, capping and improved water management.
- We progressed regulatory approval for our remediation plan at Beatson, a series of former copper mines in Alaska, US, which enables us to prepare for execution.
- We continued to review our portfolio for commercial opportunities, completing the surrender of the lease of land at the Anglesey site in Wales, UK. This site is a former aluminium smelter decommissioned in 2013, with voluntary remediation works completed from 2018 to 2024, enabling the area for redevelopment.

Our approach

Where relevant, all of our operating sites have closure plans, and we are developing closure plans for assets that have an indefinite life, such as some port facilities. We review these plans regularly to align with stakeholder expectations and to incorporate lessons learned from other closure projects. At operations with joint ownership structures, we endeavour to work in partnership with other asset owners to ensure we consider closure through asset design, planning and operations. Further review and update of closure planning at Arcadium assets will be carried out to ensure they are consistent with Rio Tinto requirements.

While planning for closure currently starts when we first design a mine, we start more detailed planning at least a decade before we expect an operation will close.

In 2025, we met our guidance provided to the market in 2024, spending ~$1 billion on closure activities as we progressively rehabilitate our operations and progress work at Argyle, Ranger, the Gove alumina refinery and legacy sites.

For more information about our closure risks see page 96, and for more on closure provisions and financial statements, see page 163.

Partnering for the future

We work to solve the challenges of the future to reduce our liabilities and create better outcomes.

We continued partnering with research and academic organisations, start-ups and technology solutions providers to find better ways to close and repurpose our assets. These include opportunities to reprocess mineral and industrial residues, selectively recover minerals from mine-influenced waters, augment our knowledge base for closure, and improve execution and monitoring of rehabilitation and revegetation.

- We continued our partnership with SiTration, a Massachusetts Institute of Technology mining start-up, to remediate and unlock value from mine-influenced waters.
- We have been collaborating with the Australian National University to develop an advanced filtration system, inspired by nature, that can recover critical resources such as copper and lithium from mining wastewater, while simultaneously turning dirty water into clean water.
- We have been working with university partners in Europe to recover critical minerals and remediate alkaline seepage from bauxite residue deposit areas.
- We have been trialling AI-driven workflows and remotely operated platforms to help us track our progress and predict trajectories towards rehabilitation and closure completion criteria on mine sites, combining in situ and remote sensing.

Climate

The commodities we produce are essential to the global energy transition. As demand for these materials grows, so too does the importance of ensuring that climate-related risks and opportunities are appropriately addressed across our business.

2025 at a glance

Gross Scope 1 and 2 GHG emissions (adjusted equity basis)	Scope 3 GHG emissions
31.5 Mt CO_2e (2024: 31.7 Mt CO_2e)	**575.7 Mt CO_2e** (2024: 569.8 Mt CO_2e)

Electricity from renewable sources	Total decarbonisation spend
77% (2024: 78%)	**$612m** (2024: $589m)

Delivering on our climate commitments is central to strengthening resilience and economic performance as we work to become the most valued metals and mining company. Our Climate Action Plan (CAP) remains at the heart of this mission, guiding our strategy to grow production of materials essential for the energy transition, decarbonise our operations, and support our partners in reducing value chain emissions. It also reflects our commitment to a just transition for the communities where we work and to grow responsibly in a changing world.

Our updated 2025 CAP provides an overview of our climate change strategy, commitments, targets, and forward-looking plans. It builds on our 2022 CAP and reflects our commitment to transparency, disciplined investment and long-term value creation. The 2025 CAP was approved by shareholders at our 2025 AGM and is integrated into our *2024 Annual Report*. It is also available online at riotinto.com/climatereporting.

This section of the annual report provides an update on our progress against the 2025 CAP. It outlines the actions we have taken across our operations and value chains, the emissions reductions achieved, and the abatement projects we have committed to.

The climate change targets and commitments published in our 2025 CAP are unchanged. Our ambition is to grow total production by ~3% per year on a copper equivalent basis[1], while targeting a 50% reduction in our net Scope 1 and 2 emissions by 2030 (relative to 2018 levels) and reaching net zero by 2050.

We have updated our capital expenditure guidance to principally reflect the slower pace of commercially viable technology development that we, our industry, and the world has experienced in hard-to-abate sectors. Pre-2030 abatement is therefore expected to be predominantly delivered through low-capital solutions and proven technologies.

Our pathway to a 50% reduction in our Scope 1 and 2 emissions by 2030 primarily relies on commercially available solutions such as renewable energy contracts and is contingent on advancing viable solutions for our Pacific Aluminium smelters (BSL and Tomago), where discussions are progressing but are finely balanced. To support this, we are actively working with the federal and state Australian governments to secure a long-term, low-carbon future for the aluminium industry, with discussions ongoing. Any delay in concluding these discussions or delivering these projects may impact our ability to meet our 2030 target within this decade.

At the same time, we are collaborating with industry and government partners on pilot and demonstration technologies expected to deliver significant emissions reductions beyond 2030, including ELYSIS™, hydrogen calcination, battery electric haul trucks and double digestion. These projects are progressing and we hope they are able to meaningfully contribute to long-term decarbonisation, though the pace of global technology development and the need for commercial viability remain essential considerations. Further details on our abatement pathways and our full CAP progress report can be found on pages 58-72.

Looking ahead, we will continue working with partners and governments to advance and deploy transformational technologies and solutions. Our approach will remain disciplined, balancing innovation with commercial feasibility, and we will support these efforts through capital and operational expenditure.

Addressing climate risks and opportunities is critical to maintaining resilience, creating value, and meeting the expectations of our stakeholders. We will continue to work towards delivering our 2030 and 2050 emissions targets through commercially viable solutions, while supporting regional development, a just and orderly transition, and the production of materials vital for the global energy transition.

Our reporting framework

Under Chapter 2M of the Australian *Corporations Act 2001*, our climate reporting complies with the Australian Accounting Standards Board (AASB)'s S2 Climate-related Disclosures, which is the mandatory Australian Sustainability Reporting Standard (ASRS). It also meets UK Listing Rule 6.6.6R and the Climate-related Financial Disclosure (CFD) Regulations 2022. It is consistent with all 11 Task Force on Climate-related Financial Disclosures (TCFD) recommendations and all 8 CFD requirements.

Our reporting is also guided by the Transition Plan Taskforce (TPT) Framework and the CA100+ Net Zero Company Benchmark and their Standard for Diversified Mining.

Our full Directors' declaration on climate can be found on page 71.

1. Ambition for compound annual growth rate (CAGR) for copper equivalent production is from 2024 to 2030F.

Preparing for the impact of climate change

Our portfolio is built around the materials essential for a low-carbon future. Copper, lithium, aluminium and iron ore are fundamental to renewable energy infrastructure, electric vehicles, and energy storage solutions. The energy transition will drive significant demand for these critical minerals and our ambition remains to grow their production.

Although climate change presents clear growth opportunities for our commodities, it also presents physical and transition risks to our portfolio. The transition to a low-carbon economy impacts the commodities we produce and how they are processed in our value chains – particularly for carbon-intensive steel and aluminium.

Carbon pricing mechanisms currently apply to parts of our operations and to some of our customers. If climate policy ambition increases globally, this may affect our operational costs, market dynamics and technology development.

Physical risks such as extreme weather events, rising sea levels and temperature fluctuations can disrupt our supply chains, damage infrastructure and impact the availability and cost of raw materials.

We use scenarios to identify and assess risks and opportunities, including those related to climate change, that may affect our business in the short, medium and long term. The impact of climate change is recognised as a principal risk within our Group risk management framework and underpins our overall strategy.

Our CAP is structured to address these risks alongside other material climate change-related physical and transition risks that contribute to our principal risk. A summary of the material climate change-related risks and opportunities (CROs) relevant to our business is set out below.

Effectively managing these CROs is essential to safeguarding our operational resilience, sustaining stakeholder trust, and positioning ourselves for long-term success in a low-carbon economy.

Coordinated global action, supported by enabling policy frameworks, clean energy infrastructure, and technological innovation, is required to achieve a net zero future. Our climate transition plan is grounded in a clear understanding of the associated challenges and opportunities.

While business plays a critical role in managing climate risks, government support is required to accelerate progress through targeted policies, streamlined regulations, and incentives that support early movers and industrial transformation. Measures such as tax credits, efficient permitting systems, and public-private research and development partnerships are essential to unlock low-emissions technologies, particularly in hard-to-abate sectors.

Climate-related risks and opportunities		Actions underway	Category
Energy transition commodity demand	Customer interest in materials required for the energy transition is accelerating demand for critical minerals such as copper, aluminium and lithium. This presents an opportunity to strengthen our portfolio and capture growth in markets prioritising decarbonisation.	• Grow in production of materials essential for the energy transition	Opportunities
Global technology development	Low-emissions technologies will support emissions abatement, improve efficiency, and enhance competitiveness. However, uncertainty in deploying breakthrough technologies at scale creates risk, as hard-to-abate emissions could remain exposed to carbon pricing for an extended period. Solutions such as ELYSIS™ and hydrogen-based processing offer potential to address these emissions, but scaling at pace in a cost competitive manner is critical to meet long-term goals.	• Develop low-emissions technologies for minerals and metals processing, refining and smelting • Transition to low-emissions mining vehicles or fuel supply	Opportunities / Risks
Climate policy and regulation	Increasingly stringent and uneven climate change-related policies are driving higher compliance costs and impacting competitiveness, particularly in jurisdictions where carbon pricing mechanisms are in place. Our reliance on fossil fuels exposes us to rising liabilities and operational costs as emissions frameworks tighten.	• Reduce emissions from our own operations • Partner to decarbonise our value chains • Actively engage on climate change and energy policy aligned with net zero ambition • Increase renewable power • Invest in a portfolio of high-integrity voluntary and compliance carbon credits	Risks
Social licence and ability to access ore bodies	Decarbonisation, and meeting stakeholder expectations for a just transition, are increasingly becoming a prerequisite for securing approvals and maintaining stakeholder trust. Failure to act could result in project delays, increased costs and reduced access to resources as expectations for environmental and social performance intensify.	• Community engagement and social investment • Embed just transition principles in our decarbonisation strategy	Risks
Acute and chronic physical risks	Extreme heat: rising temperatures and frequent heatwaves impact worker safety, reduce productivity, increase cooling costs and accelerate infrastructure wear. Extreme rainfall, flooding, sea level rise and cyclones: severe weather events and coastal flooding damage infrastructure, disrupt operations and supply chains and impact closure planning due to erosion, instability and asset inundation. Water scarcity, drought and wildfire: dry conditions reduce water availability for operations, increase competition for resources, raise wildfire risks to infrastructure and safety and impact closure planning.	• Enhance our physical resilience to a changing climate, supporting the viability of our assets, our people and communities	Risks

Scope 1 and 2 emissions: Reduce emissions from our own operations

We aim to reduce our net Scope 1 and 2 emissions by 50% by 2030 (relative to 2018 levels), and to reach net zero by 2050.

Our approach to emissions reduction

We are committed to reducing our operational greenhouse gas emissions in line with the principles of the mitigation hierarchy, which prioritises direct abatement of emissions over the use of offsets and other non-direct abatement tools.

We aim to reduce our net Scope 1 and 2 emissions by 50% by 2030, relative to a 2018 baseline, and limit the contribution of carbon credits to 10% of that baseline. To ensure comparability over time and reflect genuine progress, we adjust our 2018 baseline to exclude emissions reductions resulting from divestments and to incorporate emissions associated with acquisitions.

Our decarbonisation efforts are focused on reducing operational emissions from electricity use by deploying renewable electricity solutions, fuel consumption by transitioning mining operations away from diesel, and reducing process heat emissions in smelting and refining through energy efficiency improvements and emerging technologies.

While our asset portfolio has evolved as we shift towards transition materials, the emissions profile by commodity has remained relatively stable. Approximately 77% of our Scope 1 and 2 emissions originate from our Aluminium & Lithium business which is highly energy-intensive.

Reduction progress and challenges

Our 2025 gross Scope 1 and 2 greenhouse gas emissions (adjusted equity basis) were 31.5 Mt CO_2e, a reduction of 0.2 Mt CO_2e from the previous year. Reductions were driven by the increased use of renewable diesel at Kennecott offset by higher emissions from increased production, particularly in iron ore and copper.

As of 2025, our gross adjusted Scope 1 and 2 emissions are 14% below 2018 levels. After applying high-integrity offsets, our net adjusted Scope 1 and 2 emissions are 17% below our baseline. Overall reductions were primarily achieved through renewable energy contracts including the use of unbundled renewable energy certificates in regions where new energy is under development.

We retired approximately 1.01 million Australian Carbon Credit Units (ACCUs) to meet our 2024 Safeguard Mechanism compliance obligations, compared to the anticipated 1.1 million ACCUs.

Final safeguard liability and surrendered ACCUs for financial years 2024-2025 were less than the planned reported values, therefore the net emissions number and carbon credits have been restated.

For 2025, we expect to retire approximately 1.17 million ACCUs to meet our compliance obligations. ACCUs retired under the Safeguard Mechanism are counted toward our net emissions number after passing our due diligence assessment, including meeting our high-integrity criteria. This information is available at riotinto.com/naturesolutions.

Delivering reductions in absolute emissions requires additional abatement to cover organic growth from production growth and increasing work indexes. Production growth can come through brownfield expansions such as in the Pilbara or greenfield developments like Simandou.

Work index growth, a measure of productivity that is typical for the mining sector, is a result of our existing mining operations facing longer haul distances and declining ore grades, requiring additional energy to achieve the same level of production output.

Delays may arise from engineering and construction challenges, the pace of technology development, and the need to balance decarbonisation with community and stakeholder expectations as well as disciplined capital allocation.

Despite this, we are making measurable progress towards achieving our targets and investing towards future abatement.

Looking ahead

We recognise that abatement progress will not be linear. The biggest driver of this is the repowering of the Pacific Aluminium operations, our largest source of emissions, and planned for the end of the decade. The schedule is contingent on finalising full competitive solutions for the smelters. Discussions with state and federal governments and energy contracting partners are ongoing.

In response to these challenges, we continue to work closely with partners, governments, and other stakeholders to advance abatement opportunities.

Our strategy also includes advocating for climate action-aligned policy, enhancing resilience to physical climate change risks, and embedding just transition principles in our engagement with communities and host countries.

See our roadmap to 2030 and 2050 on pages 56 and 57 for more detail.

2025 gross Scope 1 & 2 GHG emissions

(31.5 Mt CO_2e, adjusted equity basis)


Electricity generation and purchase
40%
Anode reductants
21%
Stationary heat and steam
23%
Mobile and transport fuels
13%
Other emissions
3%
Aluminium & Lithium
Copper
Iron Ore
Other

Our roadmap to 2030

Between now and 2030, the most significant opportunities to reduce our Scope 1 and 2 emissions are to switch the electricity we generate and purchase to renewables and to address process heat emissions from our alumina refineries.

Our 2030 pathway prioritises proven, cost-effective solutions such as power purchase agreements (PPAs) and other structural abatement measures, while using unbundled renewable energy certificates (RECs) as a transitional option in the short term.

Our single largest lever to meet our 2030 target of a 50% reduction is repowering our Boyne and Tomago aluminium smelters in our Pacific Aluminium Operations portfolio, which together account for one quarter of our emissions and are critical to our decarbonisation pathway.

Beyond smelter repowering, we are progressing other key projects in our pipeline, including renewable electricity contracts, and processing heat reduction initiatives such as Queensland Alumina Limited's double digestion project, and the use of biocarbon. These efforts are essential to meeting our 2030 target while accommodating organic growth, which represents around 1.5 Mt CO_2e against our baseline.

We also expect to use high-quality carbon credits from nature-based solutions towards our 2030 Scope 1 and 2 net emissions target, limiting their contribution to 10% of our 2018 baseline emissions. Our emissions reporting will continue to transparently distinguish between our gross operational emissions and net emissions for the Group, and disclose the volume and type of carbon credits retired, in line with transparency standards.

Further required details on our methodology and approach are set out in the Climate-related metrics and data section on pages 81-86. Additional supporting material is available in the *Scope 1, 2 and 3 Emissions Calculation and Climate Methodology - 2025 Addendum*, available at riotinto.com/climatereporting (pages 1–3).

Repowering Pacific Aluminium Operations

The repowering of Boyne Smelter (BSL) is an opportunity to showcase how a large-scale industrial asset can transition to a renewable energy solution. We have already contracted 2.7 GW of renewable generation and 540 MW of battery storage through power purchase agreements (PPAs), demonstrating our commitment to Boyne Smelter's future. Currently, all contracted projects remain in project development phases, and we continue to monitor them as they progress towards final investment decisions. Once operational, the contracted projects could supply approximately 80% of BSL's annual average electricity demand, enabling a projected 70% reduction in the smelter's Scope 1 and 2 emissions.

Securing an economically viable future for BSL still requires contracting additional energy and storage, as well as support from state and federal governments. We are continuing to actively engage with both state and federal governments.

Earlier this year, we announced that Tomago faced the risk of closure before 2030 due to challenges in securing a competitive energy solution after its current electricity contract expires. Following constructive engagement, Tomago Aluminium has welcomed a joint announcement by the federal and New South Wales Governments to explore a new pathway for reliable, long-term, and competitively-priced energy beyond 2028, underscoring a shared commitment to maintaining local manufacturing capability in Australia.

Repowering is not a simple task. Whilst we are working hard to secure our pathway to repower both smelters before 2030, delivering the solutions successfully requires significant transmission infrastructure, supportive policy frameworks and a competitive renewable energy investment environment. Each of these factors have associated risks which, if realised, may impact our ability to implement the repowering solution, potentially leading to delays in emissions reduction.

Pathway to 2030 target

(Mt CO_2e, adjusted equity basis)



Pacific Aluminium Operations repowering
Renewable Energy
Diesel Transition
Minerals Processing
Alumina Processing
Aluminum Anodes
Nature-based solutions
40
30
20
10
0
-50%
36.7
31.5
PacOps Electricity 29%
Electricity 7%
Diesel 14%
Min. Proc. 7%
Alumina Processing 20%
Aluminium Anodes 22%
Final schedule dependent on competitive solution
18.4
Electricity 9%
Diesel 26%
Min. Proc. 9%
Alumina Proc. 20%
Aluminium Anodes 32%
2018 baseline
Reductions to date
2025 gross emissions
2026-2030 pipeline
Pacific Aluminium Operations repowering
Nature-based solutions
Organic growth
2030 net emissions

Note: The pathway to 2030 is contingent on individual project investment decisions as well as obtaining necessary government and regulatory approvals.

Our roadmap to 2050

We have a roadmap to achieve net zero operational emissions by 2050. This is a significant challenge for Rio Tinto, our industry and the world, reflecting the need to replace long-established industrial processes with new technologies that are not yet proven or available at industrial scale. Addressing this challenge will require collaboration and supportive policy settings to enable the development and future deployment of low-emissions technologies.

This next phase of decarbonisation is expected to rely on more capital-intensive technologies with higher marginal abatement costs. These initiatives are focused on our most challenging sources of operational emissions, and while outcomes remain uncertain, we continue to support their development through targeted investment and collaboration. Many of these technologies remain at pilot or demonstration stage and are not yet ready for deployment at industrial scale. As these solutions develop, we will continue to consider their commercial viability ahead of any future adoption.

We are progressing a range of pilot and demonstration projects, working in partnership with original equipment manufacturers (OEMs), governments and research organisations. In aluminium, we are advancing ELYSIS™, a breakthrough technology designed to eliminate all direct greenhouse gas emissions from the smelting process. In alumina refining, we are piloting hydrogen-based process heat through the Yarwun Hydrogen Calcination Pilot in Queensland. If successful, this could replace natural gas with green hydrogen. We are also undertaking fleet electrification trials across parts of our operations.

Our capital allocation and guidance for decarbonisation has been revised to reflect the technical maturity, feasibility, and progress of projects to date. Investment continues to prioritise options with a credible pathway to scale, while supporting targeted pilot and demonstration activities to develop future abatement solutions.

However, these breakthroughs may not all turn out to be scalable and competitively deployable. Given the uncertain timing of suitable, proven and commercial-scale technology, our roadmap to 2050 allows for future opportunities to be defined post-2040.

Group decarbonisation pathway[1, 2]

(Mt CO_2e, adjusted equity basis)


Renewable electricity
16.5 Mt
Diesel transition
4.2 Mt
Processing minerals and metals
16 Mt
Mt
40
35
30
25
20
15
10
5
0
-5
2018
2025
2030
2035
2040
2045
2050
50%4
RBM PPAs
BSL repowering
Tomago repowering
Pilbara renewables
Pilbara fleet
QAL double digestion
Alumina heat electrification
ELYSIS™ and bio-anode solutions
Electricity
Diesel
Processing
Land management
Nature-based solutions
Organic growth without decarbonisation3

1. Totals shown represent 2018 baseline emissions, adjusted in 2025 to reflect QAL participation changes due to tolling arrangements (80% to 100%), as well as other equity share changes and acquisitions.
2. The net zero Pathway is contingent on individual project investment decisions as well as obtaining necessary government and regulatory approvals.
3. Baseline emissions extended post-2040 using assumed asset life extensions.
4. Represents net emissions reduction vs 2018 baseline.

Carbon removals

By 2050, small sources of hard-to-abate emissions may remain, and we will therefore rely on some carbon removals to achieve net zero. This may be through natural or technological removals and storage.

In the short to medium term, we are investing in high-integrity nature-based solutions in the regions where we operate, and will voluntarily retire carbon credits to complement other decarbonisation investments. In the medium to long term, technological removals may offer a more permanent solution to any remaining emissions from fossil fuel consumption. We are also exploring the potential of carbon capture and mineralisation technologies.

In early 2025, we signed a partnership agreement with Hydro (Norway) to identify and evaluate carbon capture technologies for future implementation in the aluminium smelting process.

Separately, in partnership with Carbfix, we are exploring a pilot project to capture carbon dioxide (CO_2) from the atmosphere and convert it to solid minerals before storing it underground at our ISAL smelter using their technology. The project is in its early stages and would involve binding up to 200 tonnes of CO_2 over a 12-month period, with system delivery targeted for early 2027. If successful, the project could pave the way for further trials to capture and store emissions from the aluminium plant itself. Carbfix's process converts CO_2 into solid minerals in volcanic rock, providing a safe and permanent storage solution.

This initiative represents an important step toward developing innovative approaches to reduce emissions and support long-term climate goals.

Capital allocation and investment framework

Group capital allocation

In the medium term, we will invest up to $10 billion (in real terms) annually in sustaining, replacement and growth capital to ensure the continued supply of materials, including those that are essential to the energy transition. This investment underpins our commitment to meeting growing demand for critical resources while maintaining operational resilience and long-term value creation.

Decarbonisation capital allocation

Our decarbonisation investment is derived from the Group's capital allocation framework and aligned to our 2030 Scope 1 and 2 emissions targets.

Decarbonisation investment decisions are made under a dedicated evaluation framework which considers the impact of the investment on shareholder value, asset cost base, level of emissions abatement, maturity of technology and delivery risk, competitiveness of the investment as per the marginal abatement cost curve (MACC), external benchmarks, policy context, and alternative options on the pathway to net zero. Projects are also assessed against our approach to a just transition, with the impact on employees, local communities and industry considered. Governance of decarbonisation investments depends on the nature and size of the project and is consistent with our broader investment decision-making approach.

We expect pre-2030 abatement projects predominantly to be delivered through low-capital solutions and proven technologies, while post-2030 abatement projects are generally characterised as high-cost, capital-intensive projects that require technological breakthroughs.

Our total decarbonisation spend[1] for 2025 was $612 million (2024: $589 million). This included capital expenditure, investments and carbon credits of $182 million (2024: $283 million), and operational expenditure of $430 million (2024: $306 million).

Capital and operational expenses: Scope 1 and 2 project spend and carbon credits

$ million


2025
228
104
77
73
12
2024
144
87
64
70
35
Processing minerals and metals
Renewable electricity
Diesel transition
Nature-based solutions and carbon credits
Other

Note: The above does not represent total decarbonisation spend, as it reflects only costs related to Scope 1 and 2 project spend and carbon credits. Team costs, investments and Scope 3 expenditures are excluded. Additionally, 2024 decarbonisation spend, as presented in the graph above, has been revised to include additional relevant decarbonisation-related costs.

2030 decarbonisation spend and capital guidance

We have a pathway to deliver on our 2030 decarbonisation targets, supported by low-capital solutions. Our current pipeline indicates that <10% of our required abatement to 2030 will require capital expenditure.

Our updated capital expenditure forecast is now $1-2 billion to 2030, a reduction from the previously issued range of $5-6 billion. This includes $0.6 billion in the period 2025-2027. The guidance includes voluntary carbon credits and investment in nature-based solutions projects but excludes the cost of carbon credits purchased for compliance purposes.

In addition to leveraging commercially available solutions, the reduction reflects the slower pace of commercially viable technology development in the hard-to-abate sector, with low-emissions technologies globally taking longer to mature than anticipated. Before large-scale deployment, these solutions must demonstrate both technical performance and commercial viability. While we have made progress through trials and development such as BlueSmelting™, hydrogen calcination, ELYSIS™, Évolys™, and battery electric haul trucks, current efforts remain focused on proving feasibility ahead of progressing industrial-scale implementation.

We will invest wisely when technology is available to support the scale of our business. As a result, major capital investment initially expected by 2030 for ELYSIS™, alumina process heat electrification, and self-generated renewable diesel expansion initiatives will be considered post-2030 when technology is available and can be commercially deployed. We remain committed to long-term emissions reductions and supporting solutions which can deliver large-scale, industrial investment and deployment.

This refined approach supports our near-term targets while preserving optionality for longer-term technological breakthroughs. It also aligns with our Group strategy of focused capital deployment – balancing stakeholder expectations, emissions reduction, capital efficiency, and commercial viability.

Path to 2030 and beyond

While the feasibility of converting pilot projects in hard-to-abate sectors to full-scale implementation will need to be considered and aligned to the strategic needs of the Group, we recognise the importance of transformational projects and their contribution to decarbonising our operations. Although certain projects are generally expected to contribute to post-2030 abatement, research and development spend continues to be factored into our capital guidance and we will continue to assess the viability and possibility of low-emissions technologies.

Our strategy remains focused on delivering a net zero pathway that manages exposure to volatile fossil fuel prices, supports long-term energy security, maintains optionality and mitigates the cost impact of current and potential future carbon pricing.

Decarbonisation through partnerships

While our capital allocation framework underpins the decarbonisation of our portfolio, direct capital expenditure does not necessarily correlate with emissions abatement. Our strategy leverages partnerships with energy developers, enabling a low-capex pathway through long-term PPAs. These commitments are expected to underwrite up to $8.5 billion in competitive greenfield energy projects, subject to final approvals and successful delivery.

Delivering on our decarbonisation ambitions requires more than investment; it requires collaboration with governments, industry bodies and policy makers to ensure enabling pathways are available.

A key example is repowering our Pacific Aluminium Operations, where securing a commercially viable future for BSL still requires support from state and federal governments. We are continuing to actively engage with both, including on initiatives such as the A$2 billion Green Aluminium Production Credit scheme announced in January 2025.

1. Decarbonisation spend refers to the total cost of delivering our global decarbonisation projects, nature-based solutions, and select Scope 3 activities. Expenditure must be incurred for decarbonisation purposes and can be either capital or operating in nature, based on financial accounting principles (whereas capital expenditure guidance relates to capital investment only). It includes costs related to the purchase of offsets, renewable energy certificates, decarbonisation team costs and external decarbonisation investments. Decarbonisation spend forms a key component of our strategy for managing climate change-related transition risks and opportunities.

2025 Climate Action Plan update

We continue to implement our CAP, progressing toward our 2030 target and 2050 net-zero ambition across our operations.

This section provides an overview of 3 key areas: our achievements to date, the challenges we face, and our path forward as we continue to accelerate decarbonisation across our portfolio.

Our Global Decarbonisation Programs (GDPs) target all sources of carbon emissions in our business.

These programs are complemented by investment in nature-based solutions and the purchase of high-quality carbon credits.

We recognise that technical challenges, infrastructure constraints, and the need to balance ambition with transitioning in a fair and equitable way may cause delays. Success also depends on supportive policy and regulatory frameworks that accelerate progress toward shared net zero goals. Trials of low-emissions technologies are complex and costly, and scaling them requires incentives, streamlined systems, and collaboration with governments, technology partners and OEMs.

While the journey presents challenges, each step provides valuable lessons that strengthen our approach. We continue to apply these learnings across our portfolio and remain focused on reducing emissions, creating value, and delivering regional benefits – ensuring our transition supports strong, resilient communities.

2025 performance and key achievements

Jinbi PPA: An agreement to secure energy from a 75 MW solar farm, being developed by Yindjibarndi Energy Corporation, through the Jinbi PPA, has now been finalised. With first power expected in 2028, this project represents a new way of working for our Pilbara grid and is a landmark partnership with Traditional Owners. Located on a greenfield site within Yindjibarndi Native Title Determination Areas, the project includes a 75 MW solar array with the potential to incorporate battery energy storage systems (BESS). Subject to state agreement and joint venture partner approvals, Jinbi will connect directly to our existing transmission infrastructure, providing renewable power to support our operations. This is an important step toward integrating large-scale renewables into our network and strengthening relationships with communities.

BSL repowering: We have continued the progress of procuring renewable energy and storage projects to supply power to BSL beyond 2029. Finalisation of the repowering solution requires further renewable energy and storage procurement, agreement with BSL joint venture participants as to the future operating arrangements, and conclusion of support arrangements with the Queensland and Australian Governments.

In February 2025, we executed 2 hybrid services agreements with Edify Energy for the Smoky Creek and Guthrie's Gap Solar Power Stations. Together, these will form a 600 MW solar farm paired with a 2,400 MWh BESS. Under the agreements, we will purchase 90% of the electricity and battery storage capacity generated by the projects over a 20-year term. Combined with the 2.2 GW of renewable energy PPAs announced in 2024, we have contracted a total of 2.7 GW of future renewable energy capacity in Queensland. Currently, all contracted projects remain in project feasibility study phases, and we continue to monitor them as they progress towards final investment decisions and financial close. There are risks to project schedule for some projects in the renewables portfolio, which could have implications for our ability to achieve our repowering objectives ahead of 2030. Once operational, the contracted projects could supply approximately 80% of BSL's annual average electricity demand, enabling a projected 70% reduction in BSL's Scope 1 and 2 emissions.

Following the announcement of initial support arrangements with the Queensland Government in 2024, and the Australian Government's announcement of the Green Aluminium Production Credit scheme, we have continued to work collaboratively with the Queensland and Australian Governments to realise and conclude these support arrangements, where discussions are progressing but are finely balanced.

Tomago repowering: In December 2025 we announced that Tomago was engaging with the federal and New South Wales governments to support the provision of an internationally competitive energy supply for the smelter. The details of these arrangements remain under consideration and will be finalised if and when binding agreements are executed. The ultimate implications for the smelter, including the timing of any transition, its future emissions profile and the ability to achieve our PacOps repowering objectives ahead of 2030 remain subject to these discussions.

Oyu Tolgoi battery swap: We started our first trial of battery swap electric haul trucks in surface mining at the Oyu Tolgoi copper mine in Mongolia, in partnership with China's State Power Investment Corporation (SPIC) Qiyuan. The trial includes eight 91-tonne trucks supported by 13 high-capacity 800 kWh batteries, a battery swapping station, static charger and charging infrastructure. Following successful Factory Acceptance Testing and commissioning in October, the trucks will now be used for tailings storage facility construction and topsoil transportation tasks, providing us with hands-on experience operating and maintaining a complete battery electric truck and swap charging system. This marks a significant step in enabling a reduction in emissions from haulage, one of Rio Tinto's largest sources of Scope 1 and 2 emissions, while gaining operational insights into battery electric systems. The swap technology enables battery replacement in under 7 minutes, minimising downtime and enhancing efficiency. The trial will run through 2026 and inform broader adoption across our global fleet, particularly among the 100 small- to medium-class haul trucks (100-200 tonne payload).



Évolys™: We completed the construction and commissioning of Évolys™, our joint venture with Aymium to produce biocarbon from biomass residues. The project will assist in reducing emissions in ilmenite smelting by replacing anthracite with a sustainable alternative. Operational readiness activities are in progress and the site is now prepared for full-scale production. Évolys™ strengthens our ability to decarbonise critical minerals processing and demonstrates how innovation and partnerships can deliver low-carbon solutions for hard-to-abate processes. The focus is now on diversifying biocarbon customers to unlock potential development for expansion.

Yarwun Hydrogen Calcination: Construction and commissioning of the Yarwun Hydrogen Calcination Pilot have now commenced, marking an important milestone in our efforts to decarbonise alumina refining. Through our partnership with Sumitomo Corporation and the Australian Government (through the Australian Renewable Energy Agency (ARENA), and Central Queensland Hydrogen hub), we have constructed a 2.5 MW electrolyser and have retrofitted one of Yarwun's 4 calciners to operate with a hydrogen burner. The pilot is demonstrating the viability of using hydrogen in the calcination process and is an important step toward reducing emissions in one of the most energy-intensive stages of alumina production. Commercial deployment at scale will depend on the availability of low-cost renewable hydrogen. If successful, this project could pave the way for broader global adoption of hydrogen-based calcination technology.



Continued progress towards our 2030 targets

Renewables: Meaningful progress was achieved across our renewable energy portfolio in 2025. At Richards Bay Minerals (RBM), construction commenced in July on the 230 MW Overberg wind project. The 130 MW Bolobedu solar project was completed in October and is now pending grid connection. In the US, commercial operations were achieved in October for the 78.5 MW Monte Cristo wind project, alongside the execution of an additional 179 MW wind PPA. At Kennecott, the second phase of solar development, adding 25 MW of capacity, was completed, with commercial operations commencing in December.

We continue to advance structural solutions for long-term emissions reduction at other key sites. At Simandou, we are evaluating PPA and financing options as alternatives to direct capital investment, which will apply to solar installations at multiple scales, including rooftop systems, mine-site arrays, and a larger port-based facility. At Winu, wind resource monitoring is underway following the installation of a meteorological mast in September, supporting the development of one of Australia's largest off-grid hybrid renewable power solutions. The development remains subject to full Winu project approval (project currently in feasibility stage). Preparations for a PPA are progressing to support the Kangwinan mine expansion at Amrun, currently in feasibility stage. At Oyu Tolgoi, a 20-year PPA for a 150 MW wind farm and a 100 MWh BESS is advancing, with the project working through permitting and approval of the construction licence in late 2025.

Anodes: ELYSIS™ is a breakthrough aluminium smelting technology that eliminates carbon anodes and removes direct greenhouse gas emissions from the smelting process. While scaling this innovation presents typical challenges for major technology changes, we continue to make progress with our partners.

The ELYSIS™ joint venture (JV) achieved a key milestone with more than one year of inert anode life in testing at the 100 kA cell in Arvida, which included production of aluminium at P1020 standards and validating its industrial performance. In late 2025, the ELYSIS™ JV started up the first industrial-scale 450 kA cell at Alma, representing a major milestone in the company's transition from research and development to full-scale commercialisation.

In parallel, we are progressing the implementation of the first ELYSIS™ demonstration plant by deploying an initial 7 new 100 kA cells in a separate site under construction at Arvida. First hot metal is expected in 2027.

We are also working with ELYSIS™ and Alcoa on different options and partnerships to de-risk the electrode supply chain and support the deployment of inert anode solutions in the future.

While progress on the ELYSIS™ demonstration plant continues to be made, the commercial viability of the project will still need to be assessed prior to deploying the technology at industrial scale.

Yarwun TES: Work continues on our Thermal Energy Storage (TES) project at Yarwun which remains on schedule. The pre-feasibility study (PFS) for the industrial demonstration project to produce electric steam was completed in 2025 and the project is progressing towards feasibility study (FS) in 2026. This initiative will enable us to store excess renewable energy as heat and reduce reliance on coal, lowering emissions and improving energy resilience at Yarwun.

Following successful initial site trials with biopellets and a request-for-proposals market process, we are progressing several partnership opportunities for biopellet offtake agreements for both Yarwun and QAL.

QAL double digestion: The feasibility study is now well underway and progressing to schedule. A trial utilising a new heat exchanger has seen promising initial results. Innovative design options to simplify and optimise the flowsheet have also been identified. The order of magnitude study, to recover waste heat from the process, is in progress and options are being explored to upgrade this. The project is expected to commence pre-feasibility in 2026.

Nature-based solutions: A vital part of our climate strategy, nature-based solutions complement structural abatement while delivering benefits for people, nature and climate. These projects help protect and restore ecosystems, support sustainable livelihoods and generate high-quality carbon credits, reinforcing our commitment to a just and inclusive transition.

In 2025, we made strong progress on nature-based solutions, having enabled more than 500,000 hectares of high-integrity projects. Key achievements include surpassing cookstove distribution targets in Madagascar, advancing clean cooking and reforestation initiatives in Guinea, and progressing grasslands management scale-up in Argentina and a sustainable landscapes project in South Africa. We also expanded our environmental planting (EP) ACCU pipeline with support for new projects in Western Australia and a foundation offtaker role in the new Meldora platform in Central Queensland. The Cooplacurripa EP project in New South Wales, developed by the Silva Carbon Origination Fund in which we are a foundation investor, was registered as the first ever project under Australia's Nature Repair Market.

In Q4, we launched a review of our portfolio to reflect our changing operating context and the Rio Tinto Iron & Titanium strategic review, which encompasses operations in Madagascar and South Africa. The outcome of the strategic review will be a determining factor in our future investment decisions in these regions. We continue to apply our due diligence process to all projects. For more information see riotinto.com/naturesolutions

Challenges faced and lessons learnt

BlueSmelting™: The BlueSmelting™ demonstration plant was developed to test the viability of pre-reduction technology aimed at reducing carbon emissions from ilmenite processing. The project forms part of our broader efforts to explore lower-carbon pathways for titanium dioxide production.

The trial program continued into 2025 and is scheduled to phase out by mid-2026, subsequent to a final iron metallisation assessment. The program provided valuable technical insights, confirming the compatibility with existing industrial processes and delivering improvements in furnace productivity, efficiency and operational flexibility. The trial has shown that industrial-scale deployment would require significant capital investment that is not yet commercially viable. We will continue monitoring conditions that could support broader deployment over time.

Battery electric haul truck (BEHT) trials: We began a BEHT trial in 2025 in collaboration with BHP, working with haul truck manufacturer Caterpillar, and a similar trial is anticipated with Komatsu, in the Pilbara region.

The trials are focused on collecting data on battery performance, charging systems, and overall productivity in Pilbara conditions.

The BEHT and associated equipment trials are a technically complex program, involving site integration and ensuring safety and compliance with regulatory requirements for battery electric equipment in Australia. Caterpillar and Komatsu are continuing to adapt their designs to ensure they are technically, commercially and operationally mature, and the strong collaboration on technology development and learning continues. Safe, reliable, and adaptable charging infrastructure is also critical to the success of this work and is being progressed in parallel.

Caterpillar BEHT trials began in 2025, while Komatsu's program has almost reached design maturity and is targeting trial commencement from 2029. The updated timeframe for trial of Komatsu's BEHT reflects the importance of technology readiness and Rio Tinto's increasing threshold for appropriate readiness and testing ahead of investment approvals.

Pilbara renewables: We continue to pursue solar energy projects to reduce gas consumption. However, deploying value-accretive renewables at scale presents significant and complex challenges, resulting in a slower deployment schedule than expected.

The Gudai Darri Solar PV farm is operating at nameplate capacity, with the Jinbi Solar Farm expected to start construction in 2026 and achieve its commercial operating date (COD) in 2028. Karratha solar farm studies are continuing, some schedule delays have been experienced as geotechnical and other project factors are evaluated. These projects represent important steps forward, but the broader pathway will require careful sequencing and leveraging technology improvements to enhance value, reduce capital intensity, and ensure a reliable and safe grid integration. Specifically, grid connection and commissioning in the Pilbara has become more complex under the newer staged access/compliance regime, requiring deeper independent ISO/regulatory scrutiny and multi-party technical due diligence. The permitting and approvals process requires a rigorous, collaborative and in-depth engagement, translating into an appropriate timeline to engage with Traditional Owners and partners to ensure developments are delivered responsibly.

Our approach prioritises flexibility and risk management while maintaining the ability to accelerate deployment as conditions evolve.

Self-generated renewable diesel: We have invested in establishing the foundations for our own biofuel supply, beginning with the early development of our Pongamia program. The pilot project has purchased approximately 2,500 ha of land and completed the first 100,000 plantings of Pongamia across properties in the Burdekin region of Queensland. This marks a key milestone in our research and development efforts to stimulate Australia's low-carbon liquid fuel industry. The initiative aims to support a pathway to cost-competitive production of sustainable fuels.

Future expansion beyond the 2,500 ha remains uncertain due to high commercial costs, the need for strategic partnerships to reduce capital requirements, and unclear policy settings in Australia. Government support, industry alignment, and shared investment will be critical to enable any potential scale-up to meet our requirements. This may include value chain partnerships, targeted supply-side incentives, infrastructure investment and sustainability frameworks.

Action to reduce our emissions

The 3 main areas of our abatement work are: developing renewable electricity solutions at our Pacific Aluminium Operations and other assets that rely on gas or coal-based power; transitioning away from diesel in trucks, trains and mobile equipment; and tackling hard-to-abate emissions from processing minerals and metals. Additionally, we are developing and investing in nature-based solutions projects.

Progress in 2025	Action in 2026
Renewable electricity	
Repowering Pacific Aluminium Operations • Executed agreements with Edify Energy for Smoky Creek and Guthrie's Gap Solar Power Stations (600 MW solar, 2,400 MWh BESS with 90% Rio Tinto offtake). • Progressed further procurement of renewable energy and storage projects. • Progressed engagement with state and federal governments to secure support agreements for BSL. • Announcement from state and federal governments to explore energy pathway for Tomago beyond 2028.	• Complete remaining renewable energy sourcing, support energy projects progression to financial close, and develop market operations capability to support operationalisation at BSL. Finalise support arrangements with State and Federal governments. • Progress QAL options review to repower existing load with renewable energy. • Continue Tomago discussions.

Progress in 2025	Action in 2026
Other renewable electricity developments • Commissioning was successfully completed at Gove (10 MW) in November, while Amrun (22 MW) has experienced some delays and will now achieve commercial operations in 2026. • Construction completed and commercial operations achieved at Kennecott solar phase 2 (25 MW) in December 2025. • Construction completed at QIT Madagascar Minerals (QMM) wind facility (16 MW) with commercial operations expected in 2026. • Construction commenced at Richards Bay Minerals (RBM) Overberg wind PPA (230 MW). • Completed construction at the RBM Bolobedu solar project (130 MW), grid connection now pending. • Executed the Jinbi solar (75 MW) agreement with Yindjibarndi Energy Corporation. • Karratha solar (80 MW) approval deferred to 2026. • Commercial operations achieved for the Monte Cristo VPPA (78.5 MW) wind project with an additional 179 MW wind PPA executed. • Secured 100 MW of renewable energy at Resolution Copper through a Green Tariff agreement with local utility Salt River Project. Delivery scheduled to begin in mid-2028.	• Begin feasibility study to support the construction of a 10 MW onsite solar farm at Simandou. • Execute the 150 MW Oyu Tolgoi wind PPA and a BESS. • Commercial operations set to begin at the 140 MW RBM Khangela wind farm. • Commercial operations set to begin at RBM Bolobedu. • Received notice to proceed for the 56 MW Winu hybrid PPA. • Begin construction on a 179 MW wind VPPA. • Begin construction on the 75 MW Jinbi Solar farm.
Diesel transition	
• BEHT: In the Pilbara, Caterpillar trials started at Jimblebar. • Oyu Tolgoi: Battery swap truck trial initiated with full system commissioning on site. • Pongamia: Development progressed in Queensland, with the first 100,000 plantings.	• BEHT: Progress Caterpillar trial at Jimblebar (two CAT 793 BEHT), finalise Komatsu BEHT design, validation and commercialisation planning, and collaborate on the broader program activities required to support a pilot commencing from 2029. • Oyu Tolgoi: Full battery equipment and system testing and validation of 8 battery electric trucks, battery swapping station, static charger and associated infrastructure. • Pongamia: Continue initial farm operations, including research and development, and planting across the 2,500 ha properties.
Processing minerals and metals	
Aluminium anodes • Arvida: Achieved record-breaking longevity for a 100 kA ELYSIS™ cell, while advancing site works, infrastructure and construction for the additional 10 ELYSIS™ cells. • Alma: Launched the industrial-scale (450 kA) ELYSIS™ cell #1.	• Arvida: Continue to operate 100 kA cell. • Arvida: Finalise the implementation of the first 7 cells and begin commissioning and start-up with first hot metal expected in 2027. • Alma: Launch the industrial-scale (450 kA) cell #2 and cell #3.
Alumina processing • QAL (double digestion): Feasibility study progressing, heater trial progressing and transport study underway. • Yarwun (hydrogen calcination): Commissioning activities have commenced and will continue through early 2026 with hydrogen calcination trials expected to commence at the start of 2026. • Vaudreuil (electric boiler): Site preparation work has begun. • Vaudreuil (electric calcination): Pilot commissioning and pre-tests are underway.	• QAL (double digestion): Complete feasibility study and commence detailed engineering plan. • Yarwun (hydrogen calcination): Execute trial program. • Yarwun (TES): Complete feasibility study. • Gladstone biofuels: Finalise initial supply contract for supply to begin in 2027/28. • Vaudreuil (electric boiler): Construction will continue through 2026 with commissioning planned for 2027. • Vaudreuil (electric calcination): Preparatory work for the industrial-scale demonstration, following piloting results, is scheduled to begin.
Minerals processing • Évolys™: Completed construction and commissioning, with readiness activities in progress. • BlueSmelting™: Conversion of the plant to enable iron metallisation is complete, with commissioning activities well advanced. • Iron Ore Company of Canada (IOC) electric boiler: Installation and commissioning complete; 40 MW unit now operational.	• Évolys™: Industrial ramp-up to maximise biocarbon replacement at Rio Tinto Iron and Titanium Quebec Operations/RBM and developing alternate customers. • Évolys™: Develop phase 2 business case to lower production costs and expand the product portfolio. • BlueSmelting™: Complete the final iron metallisation assessment and prepare the phase-out of BlueSmelting™.
Nature-based solutions	
• Clean cooking pilots listed on registries: 120,000 cookstoves distributed in Madagascar. User Acceptance Testing completed in Guinea. • Reforestation pilots: initiated investment in 2 Guinea projects. Pilot in Madagascar completed. • Guinea agroforestry project: feasibility study completed. • Verified Emissions Reduction Purchase Agreement (VERPA) signed for Makira Natural Park REDD+[1] Project in Madagascar. • South Africa feasibility study completed. Project Design Document finalised for KwaZulu-Natal (KZN) Sustainable Landscapes Program. Enabled stakeholder engagement for expanded World Heritage site in KZN. Funded initiation of co-management agreement between Ezemvelo KZN Wildlife and Peace Parks Foundation. • Argentina sustainable grasslands project: offtake agreement secured, complementing 2025 investment in conservation and soil carbon research. • Australia environmental planting ACCU pipeline: market review completed and new offtake agreements secured.	• Conclusion of Madagascar clean cooking pilot[2]. • Distribute cookstoves for Guinea clean cooking pilot. • Progress Guinea blue carbon mangrove protection and restoration project. • Progress Guinea community reforestation project. • Scale-up Australia environmental planting projects.

1. United Nations Climate Change: 'REDD' stands for 'Reducing emissions from deforestation and forest degradation in developing countries. The '+' stands for additional forest-related activities that protect the climate, namely sustainable management of forests and the conservation and enhancement of forest carbon stocks.
2. Further investment decision subject to outcome of RTIT strategic review.

Operational decarbonisation project tracker


2020
2025
2030
1 Jan
2021
2022
2023
2024
2026
2027
2028
2029
Renewable electricity
Gladstone
Renewable projects development and construction
Gladstone Power Station potential closure
Repowering Pacific Aluminium Operations
Tomago
Tender to market
Announcement from state and federal governments to explore energy pathway for Tomago
Commence construction US wind VPPAs Phase 2 & 3
Gove solar COD
Weipa PPA commissioned
Kennecott solar build, own, operate commissioned
Bolobedu solar COD
Commence construction US wind VPPAs Phase 1
Khangela wind COD
Overberg wind COD
Rest of world
Diavik solar commissioned
Oyu Tolgoi PPA 1 – COD
Other renewable developments
Pilbara
Commission Gudai-Darri solar
Commence construction Jinbi solar PPA
Aiming for >90% renewable power by 2030
Diesel transition
Oyu Tolgoi battery swapping trial
Potential operation integration work
Zero carbon fleet
Partnership with BHP announced
Komatsu trial commences
Caterpillar trials commenced
Fleet electrification
Introduced RD at Boron
Pongamia land purchase
Renewable diesel (RD) fuel
Introduced RD at Kennecott
Pongamia planting
Continue farm operations, research and development, and planting across the properties
Processing minerals and metals
QAL double digestion Unit 3 FS
Start construction of electric boiler at Vaudreuil
Commence TES FS
Energy management
QAL double digestion PFS
Electric boiler operational
Alumina refining
Hydrogen calcination
Yarwun H₂ pilot plant construction
Yarwun H₂ pilot plant operation
Yarwun TES PFS commenced
Potential industrial-scale expansion
Alma: start-up of a 450 kA inert anode cell (EL2)
ELYSIS™ smelting
Arvida: first aluminium produced with inert anodes using 1 x 100 kA cell
Arvida: first hot metal from the 7 x 100 kA cells
Support the deployment of inert anode solutions in the future
Commissioning of 40 MW electric boiler at IOC
Évolys™ full operation
BlueSmelting™ trial program successfully completed
Minerals processing
Commence construction of BlueSmelting™ pilot
Successful 10% biocarbon replacement trial at RBM
Successful 5% biocarbon replacement trial at RTIT Quebec
Évolys™ JV formed
Diversifying biocarbon customers to unlock potential development for expansion
Nature-based solutions
Makira project credits issuance
Argentina project credits issuance
Start Madagascar clean cooking and reforestation pilots
Environmental planting ACCU issuance
Tackling deforestation and degradation
Start Guinea clean cookstoves project
Restoration and reforestation
Milestone
Project delay
On hold/under review
Range

Milestones post-2025 are indicative, based on current goals and plans, subject to investment decisions and so they may change. There is increasing uncertainty further into the future.

Scope 3 emissions: Partner to decarbonise our value chains

In 2025, our Scope 3 emissions were 575.7 Mt CO_2e (equity basis), approximately 18 times higher than our Scope 1 and 2 emissions. This is higher by 5.9 Mt CO_2e compared to a restated 2024 number of 569.8 Mt CO_2e (equity basis).

The majority of these emissions (95%) stem from our customers processing our products, particularly iron ore (69%) and bauxite and alumina (23%).

Emissions related to iron ore processing were 398.5 Mt CO_2e in 2025, compared to 395.9 Mt CO_2e in 2024. Emissions related to bauxite and alumina processing increased from 134 Mt CO_2e in 2024 to 135.2 Mt CO_2e in 2025 due to increases in bauxite and alumina sales.

Many of our customers have set public targets for their Scope 1 and 2 emissions (our Scope 3). About 54%[1] of our steel-producing customers by direct iron ore sales volume have set public targets to reach net zero or carbon neutrality by 2050. Meanwhile, nearly 40%[1] of our bauxite sales are to customers with net zero emissions targets, though only 22% of customers are aiming for net zero by 2050.

As things stand today, our analysis of our customers' targets and their governments' commitments to reduce their emissions shows a trajectory for those processing emissions to approach net zero or carbon neutrality by around 2060. This is driven in large part by China (80% of Scope 3 emissions), which has pledged to be carbon neutral by 2060. Approximately 20% of our emissions come from countries such as South Korea and Japan, which have pledged to be net zero by 2050.

We are committed to partnering with customers and suppliers to help them achieve their targets earlier, reaching net zero by 2050. We have not set an overall Scope 3 emissions target due to the limited direct influence we have on the decarbonisation activities of our customers, required maturation of technology adoption and grid decarbonisation in customers' host countries.

Instead, we are holding ourselves accountable on real and measurable commitments in the near term, which will ensure technologies are available to accelerate the longer-term transition.

We have set near-term, action-oriented, and measurable targets in the areas where we believe we have agency and can support meaningful change. We take accountability and track our progress on individual projects and partnerships, and stay deeply connected across the value chain, ensuring we are up to date on developments and maintaining ambitious decarbonisation goals.

1. This figure is dependent on our sales mix, so is not comparable year-on-year.

2025 Scope 3 emissions

575.7 Mt CO_2e

(2024: 569.8 Mt CO_2e)


398.5
135.2
12.2
10
19.1
0.7
0.4% – DRI
7% – Coke production
9% – Steel converter
20% – Sinter plant
63% – Blast furnace
67% – Smelting electricity
2% – Refining electricity
18% – Smelting anodes & other
13% – Refining process heat
Other customer processing
57% – Chartered vessels
44% – Raw materials / high emission goods
Iron Ore
Bauxite & Alumina processing
Other customer processing
Marine & logistics
Procurement
Business travel & waste

Scope 3 progress

We continue advancing our climate commitments by working closely with customers, suppliers and partners to decarbonise the steel, aluminium, shipping and procurement value chains. While challenges remain, we are making tangible progress and building the foundations for long-term transformation.

Steel value chain

Steel decarbonisation targets

- Support our customers' ambitions to reduce their carbon emissions from blast furnace–basic oxygen furnace (BF-BOF) process by 20–30% by 2035.[1]
- Reduce our net Scope 3 emissions from IOC high-grade ores by 50% by 2035, relative to 2022.[2]
- Commission a shaft furnace – direct reduced iron (DRI) + electric smelting furnace (ESF) pilot plant by 2028 (revised from 2026), in partnership with a steelmaker.
- Finalise study on a beneficiation pilot plant in the Pilbara by 2026.

The steel industry overall accounts for approximately 8% of global carbon emissions. As one of the world's largest iron ore producers, we have a key role to play in decarbonising the steel value chain. In 2025, we spent $65m on steel decarbonisation initiatives. Our approach is defined by 3 pathways:

1. Existing pathways (blast furnace optimisation): We're working with our customers to help reduce their carbon emissions from the current blast furnace. Examples of our initiatives include optimising blast furnace burden (eg using more pellets and lump), and carbon capture, utilisation and storage.

2. Emerging pathways: We're supporting early development of emerging low-carbon DRI projects that use high-grade iron ores, such as those we produce from IOC and Simandou.

3. Future pathways: While low-carbon DRI technology is established for high grade ores, there is currently no economic low-carbon iron and steelmaking technology for low- and medium-grade ores, such as those from the Pilbara. We are supporting the development of technology for these ores, with a focus on:

- beneficiating our ores to remove impurities before ironmaking
- pelletising our ores to improve their suitability to proven shaft furnace technology
- developing fines-based fluid bed technology, which may be a suitable process for our fines products, removing the need to pelletise or sinter
- developing ESF technology, which is required for all pathways for low-medium grade ores as a second stage of ironmaking.

In 2025, the NeoSmelt™ ESF pilot entered feasibility stage, supported by ~A$19.8 million in federal funding from the Australian Government. The NeoSmelt joint venture, which was initially a partnership between Rio Tinto, BlueScope and BHP, was also joined by Woodside and Mitsui Iron Ore Development. Given the research and development nature of the project, the exact timeline is uncertain, however, commissioning of the shaft furnace and ESF is expected to begin in 2028.

The BioIron™ pilot plant work, and associated commissioning target, has been paused due to technical and design challenges often associated with early-stage innovation. We remain committed to the long-term potential of BioIron™ technology, with research and development continuing in partnership with the University of Nottingham and sustainable technology company, Metso. Significant progress has been made in understanding how materials perform under high temperatures in the BioIron™ microwave furnace. However, the current furnace design requires additional development to minimise technical risks and optimise performance. This pause will allow the team to address these challenges and refine our approach.

1. The support will be in the form of direct technical support and co-developing technology solutions.
2. Subject to funding approval and technical feasibility.

Steel decarbonisation projects tracker


Programs
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
Blast furnace optimisation
Baowu climate change collaboration (CCC)
Shougang collaboration on low-carbon solutions
Shougang low-carbon sintering demo plant commissioned
Baowu Meishan lump drying pilot plant initiated
Baowu Meishan lump drying plant commissioned
Shougang large-scale carbon capture and utilisation facility target commissioning
High-grade ore
Stegra multi-year supply for Stegra low-carbon iron & steel plant in Sweden
Stegra target operationalisation
GravitHy collaboration for ultra low CO₂ hot briquetted iron plant in France
Target GravitHy operationalisation
Beneficiation
Beneficiation project kicked off
Finalise study on beneficiation pilot plant in the Pilbara
Industrial-scale trials to produce high-grade ores from Pilbara Blend
Agglomeration shaft furnace
Nippon Steel decarbonisation collaboration
Baowu CCC phase II MoU
Pelletising industrial trials completed with up to 50% Pilbara Blend fines (PBF)
POSCO decarbonisation collaboration
GreenIron decarbonisation collaboration
Baowu shaft furnace direct reduction trials using PBF-based pellets
Fluid bed
Hy4Smelt collaboration to develop industrial-scale prototype
Hy4Smelt plant target commissioning
BioIron™
Early stage BioIron research (since ~2014)
Next-scale pilot plant project approved
Technology proven in small-scale pilot plant (SSPP)
Pilot plant paused to resolve design issues
Electric smelting furnace (ESF)
NeoSmelt collaboration for ESF pilot in Western Australia
ESF trials for PBF-based DRI with Baowu
Commenced feasibility study for NeoSmelt ESF pilot
Commission an ESF pilot plant with a steelmaker
Past milestones
Target future milestones

Aluminium value chain

Alumina decarbonisation targets

- In 2025, partner with at least 2 bauxite customers with the goal of improving energy efficiency and reducing emissions, focusing on digestion improvement technology; controlling or removing organic compounds from the refining process; and technical options to reduce moisture content in our bauxite.

Energy efficiency is a key priority for our customers due to its direct impact on emissions. In the alumina refining process, steam is used to heat the bauxite slurry in the digestion unit to high temperatures, dissolving the alumina content. This digestion process is a crucial aspect in determining the overall energy efficiency of the refinery.

Organic control is equally important, particularly when processing Australian bauxites. Effective management supports consistent production rates and ensures the delivery of alumina quality aligned with customer requirements.

Across the aluminium value chain, over 85% of our 135.2 Mt CO_2e Scope 3 emissions originate from the electricity- and emissions-intensive smelting process. Most of our product is processed in China, where coal-fired refining and smelting are prevalent and our ability to influence the energy mix in these regions is limited. Additionally, some bauxite sales are made through intermediaries, which restricts our direct engagement with end customers and limits our influence on decarbonisation initiatives at those refineries.

Despite these challenges, we maintain regular dialogue with our customers to understand their sustainability priorities and explore collaborative opportunities that align with our capabilities. In the short to medium term, our focus is on supporting improvements in the alumina refining process, enhancing energy efficiency and optimising the use of our bauxite.[1]

In 2025, we met our partnership targets and strengthened our partnerships with bauxite customers to drive refining efficiency and reduce emissions. A milestone was the signing of a Memorandum of Understanding with a strategic partner, establishing a platform for regular technical exchanges and collaboration across the aluminium sector. Through this partnership, we aim to optimise bauxite processing and explore decarbonisation technologies and bauxite residue reuse options.

We also supported several customer refineries in the design, construction, and commissioning of processing technologies. This included the delivery of a new low temperature digestion unit at one operation and the advancement of sweetening concept at another site scheduled for commissioning in 2026. In parallel, multiple refineries are transitioning to a co-precipitation technology with our technical support, a step change that improves the product quality and organic management.

Together, these initiatives are enabling more efficient processing of our bauxite, lowering energy intensity, and supporting our customers' decarbonisation pathways across the alumina refining process.

Shipping

Shipping decarbonisation targets

- Reach net zero shipping by 2050 across our shipping footprint.
- Fulfil First Movers Coalition (FMC) pledge of 10% of time-chartered fleet to be running on low-carbon fuels[2] by 2030 and progressing to 100% of time-chartered fleet by 2040[3].
- Reduce emissions intensity by 40% by 2025 (5 years ahead of the target set by the International Maritime Organization (IMO)), and deliver 50% intensity reduction by 2030.[4]

Our Scope 3 emissions from shipping and logistics are 10 Mt CO_2e. Of this, 5.7 Mt CO_2e (57%) is generated by our chartered fleet, and around 2.6 Mt CO_2e (26%) comes from shipping our products, where freight has been arranged by the purchaser. The remaining 1.7 Mt CO_2e (17%) comprises other logistics elements such as truck, rail, container movement and other logistics related emissions. An additional 0.4 Mt CO_2e of Scope 1 shipping-related emissions is attributed to the vessels we own.

To reduce the emissions intensity of our shipping activities, we focus on energy efficiency improvements and switching to lower-carbon fuels. Against the IMO's 2008 baseline year for emissions intensity, our 2025 performance showed a 39% improvement. This result falls 1% short of our ambition to deliver a 40% reduction by 2025, largely due to weather impacts in the Pilbara region. We continue to progress towards our 2030 target of a 50% reduction in emissions intensity.

We continue to implement energy efficiency measures, such as the incorporation of larger vessels, technical and design modifications, and speed and route optimisation. Energy-saving device installations have progressed on our chartered vessels, building on the energy efficiency program on our owned vessels.

We also continue to progress the business case for lower-carbon fuels, including through industry initiatives such as the Western Australia-East Asia Green Corridor, which in 2025 saw the launch of the Pilbara Clean Fuel Bunkering Hub. Regulatory frameworks remain a critical enabler for economic fuel switching pathways, and we continue to monitor the IMO's efforts to create an equitable decarbonisation pathway at a global level.

Procurement

Procurement decarbonisation targets

- Engage with 50 of our highest-emitting suppliers on emissions reduction, focused on driving supplier accountability for setting and delivering against their decarbonisation targets.
- Implement decarbonisation evaluation criteria for new sourcing in high-emitting categories[5].

Upstream Scope 3 emissions from procurement were 19.1 Mt CO_2e (excluding business travel) in 2025, split between purchased fuels, goods and services. The goods and services are further divided between emissions related to operational expenditure purchases (such as caustic, explosives, coke, pitch) of 12.8 Mt CO_2e, and capital expenditure purchases (such as machinery, electrical equipment) of 1.8 Mt CO_2e. Due to the nature of our businesses, many of our purchased inputs are from hard-to-abate sectors, such as caustic, coke, pitch and steel.

We work with more than 20,000 suppliers across complex multi-layered supply chains. To address upstream emissions, we are taking a systematic approach, prioritising engagement with 50 of our highest-emitting suppliers. The prioritisation of suppliers and categories followed the assessment of the sources of emissions across the Global Procurement portfolio and available abatement pathways.

In 2025, we advanced supplier engagement. Decarbonisation criteria are embedded in our evaluation processes for new sourcing in high-emission categories, ensuring climate considerations are present in procurement decisions. This systematic approach is helping to drive accountability and align our supply chain with our net zero ambitions.

1. This is mostly via sweetening and improved digestion. In the longer term, this will be mostly through using renewable energy for the heat source, via hydrogen calcination and electric boilers.
2. Although the FMC currently employs the terminology "zero-emission" rather than "low-carbon", with a guiding principle of delivering a well-to-wake greenhouse gas emission reduction of 80% or more compared to fuel oil, we have updated our terminology to reflect that these fuels are unlikely to be fully net zero emissions on a life cycle basis over the coming years. While we endeavour to achieve the guiding principle proposed by the FMC, we may initially consider fuel pathways with a lesser emission reduction with consideration to factors such as supply, availability of technology and regulatory developments from the IMO.
3. Subject to the availability of technology, supply, safety standards and a reasonable price premium.
4. Relative to IMO's 2008 baseline.
5. High emitting categories: Raw materials, explosives, global equipment.

Progress in 2025	Action in 2026
Scope 3 emissions goals and customer engagement We are committed to partnering with customers and suppliers to help achieve their targets earlier, reaching net zero by 2050.	
Steel value chain	
Existing pathways	
• Produced up to 50% Pilbara blend fines based pellets and completed successful industrial scale blast furnace trials with customers. • Completed construction of a large-scale (3,000 m^3/hr) blast furnace carbon capture and utilisation (CCU) facility with Shougang.	• Continue Rio Tinto iron ore pelletising trials with additional steelmaking customers. • Commission the large-scale CCU facility with Shougang. • Finalise lump usage guidelines for broader industry sharing. • Continue test work with universities and steel mills to reduce carbon emission through optimising blast furnace burden structure. • Conduct research and development on the carbon hydrogen recycle furnace process.
Emerging pathways	
• Commenced early-stage customer engagement for GravitHy's 2 million tonnes per year ultra-low carbon hot briquetted iron (HBI).	• Continue support for GravitHy feasibility study, with target to operationalise by 2029.
Future pathways	
• Completed beneficiation pilot plant trials, successfully producing >30 kt of high-grade material using Pilbara ores. • Conducted Baowu shaft furnace direct reduction trials using Pilbara ore-based pellets. • Paused construction of the BioIron™ pilot plant, due to technical and design challenges. • Entered Joint Development Agreement with Calix to support construction of Calix's Zero Emissions Steel Technology (Zesty™) demonstration plant in WA which could enable Pilbara iron ores to be used in producing steel with lower emissions. • Entered consortium with Primetals and voestalpine to develop an industrial-scale prototype plant of Hy4Smelt, integrating fines-based fluid bed technology (HyFOR™) with an electric smelting furnace (ESF). • Completed NeoSmelt™ pre-feasibility study and commenced feasibility study with support from the federal government.	• Finalise desktop study on a beneficiation pilot plant in the Pilbara. • Conduct further shaft furnace trials with Rio Tinto Iron Ore, including pellets and lump. • Continue BioIron™ technology development to minimise technical risks and optimise performance. • Continue support for Calix's demonstration plant towards FID. • Continue Hy4Smelt construction with target to operationalise by 2027. • Complete ESF trials for PBF based DRI with Baowu. • Complete NeoSmelt™ feasibility study and target FID.
Aluminium value chain	
• Planning continues for digestion technology upgrades, with cost estimates underway for key equipment. • Commissioned a new low temperature digestion unit. • Work is progressing with customers on precipitation system upgrades, with commissioning expected by 2026. • The bauxite moisture reduction project was discontinued due to resource and capital constraints.	• QAL double digestion process to advance to detailed engineering phase. • Sweetening process to be commissioned for 2 customer refineries. • Co-precipitation upgrade to be commissioned at 2 sites.
Shipping	
• Energy-saving devices have been installed on some of our chartered vessels, extending beyond our owned fleet. • Progressed the business case for lower-carbon fuels, including through industry initiatives such as the Western Australia-East Asia Green Corridor, which in 2025 saw the launch of the Pilbara Clean Fuel Bunkering Hub.	• Advance energy efficiency program, particularly on chartered vessels. • Sustain engagement in industry initiatives to explore opportunities for deployment of low-carbon fuel while monitoring regulatory developments.
Procurement	
• High-emissions categories are progressing to complete supplier engagements with 50 of the highest-emitting suppliers. • Decarbonisation criteria are embedded in sourcing processes for high-emissions categories.	• Ensure decarbonisation criteria and engagements remain embedded within standard procurement processes for high-emissions suppliers and categories.

Physical climate risk and resilience

Understanding and managing physical climate risk is essential to the resilience and long-term performance of our business. As climate-related hazards, such as extreme weather, flooding, and temperature variability, become more frequent and severe, they pose direct risks to our operations, infrastructure, workforce and surrounding communities. These risks can disrupt production, damage assets, affect supply chains, and impact the health and safety of our people.

To address this, we have embedded climate risk management across the asset lifecycle, from project initiation to closure planning, ensuring our operations remain robust, adaptive, and responsive to a changing climate.

Our climate risk management approach is built around 4 pillars, supported by operational standards, resilience frameworks, and specialised programs:

1. Weather/climate analytics and insights

We apply advanced weather and climate data to support operational planning, emergency response, and long-term resilience:

- Short-term and severe weather forecasts inform day-to-day operations.
- Climate outlooks guide mine planning, particularly around rainfall and cyclone patterns.
- Catastrophe modelling estimates financial impacts of extreme events.
- Long-term climate projections (CMIP5 and CMIP6) support risk assessments and planning.

Climate projections are available for all assets, including non-managed sites, covering over 60 variables and multiple emissions scenarios. Flood risk modelling has been completed for 100% of assets across present-day, medium, and long-term horizons.

2. Physical risk identification and assessment

All sites within our portfolio are exposed to varying degrees of physical climate risk. As climate conditions continue to evolve, these exposures may shift over time, potentially impacting asset resilience and overall performance.

Our approach to quantifying and assessing physical risk covers individual assets (bottom-up) and Group level (top-down). We first identify climate risks and opportunities across varying time horizons and emission scenarios. Next, we evaluate their potential financial and non-financial consequences and likelihood. Then we prioritise these risks by materiality for effective risk management and appropriate resource allocation. This process is integrated within the Rio Tinto Risk Management Information System.

The scope of our assessments includes our operations and the environments in which we operate, our people, the communities who host us and our supply chain.

See pages 78-80 for further details on our approach to physical climate risk and resilience, as well as our modelling of financial exposure to physical climate risk.

3. Resilience planning and adaptation

Our resilience planning identifies the most appropriate measures to manage climate risks and adapt to them. We comprehensively evaluate an investment decision before funding is approved. This includes prioritising projects and engaging key stakeholders to seek alignment on the investment and implementation of adaptation measures.

4. Monitoring and evaluation

We actively and regularly monitor risks, with clearly defined roles and responsibilities. We continually evaluate the latest generation of climate change data and emerging technologies to assess the risk profile of our assets and infrastructure over time. Assessment processes are revisited where we have identified a material change to the economic, social, environmental or physical context of the risk.

From risk to resilience: applying our framework in practice

Our most material physical risks have been identified at a Group level and are described in detail on page 78 along with the specific actions we are taking to build resilience and reduce exposure. These actions include infrastructure improvements, operational adaptations, and enhanced contingency planning.

Investments to support asset resilience to physical climate risks are considered in both sustaining and development expenditure. When undertaken during the initial design and development phases of an asset or site, these investments are classified as development capital. Similarly, expenditure aimed at preserving the original capacity and functionality of existing assets is treated as sustaining capital, and forms part of our standard operating activities.

Building on our physical resilience approach, we implemented a number of measures to strengthen our resilience to physical climate risks during the year.

Case study: Pilbara rail

Pilbara Rail demonstrates how climate resilience is actively designed into major infrastructure projects and operational systems. The network is engineered to remain functional during extreme weather events, with integrated systems that monitor track conditions – such as temperature spikes and structural anomalies – to support early intervention and maintain safety and performance. Autonomous locomotive operations play a key role in maintaining productivity during extreme heat events.

Resilience planning is embedded from the outset, not only in day-to-day operations but also in the design of new developments and significant renewal programs.

Case study: Dampier seawater desalination plant

The West Pilbara Water Supply Scheme supports several towns and industrial sites in Western Australia. Declining rainfall and reduced streamflow have led to lower aquifer recharge. In response, we are developing a seawater desalination plant in Dampier to provide a climate-resilient water source for its Pilbara operations and the communities it supplies. Stage 1 will deliver 4 gigalitres annually by 2026, with potential expansion to 8 gigalitres, reducing reliance on stressed groundwater sources like Bungaroo and Millstream.

The plant is designed to minimise environmental impact, using reclaimed land and existing infrastructure. Climate resilience features include elevated siting to protect against future storm surges. Developed in consultation with Traditional Owners and supported by the Western Australian Government and Water Corporation, the project aligns with our broader sustainability and climate adaptation goals, helping secure long-term water supply for coastal operations and West Pilbara communities.

Case study: Simandou mine and rail

Guinea is exposed to climate extremes that include increasing rainfall intensity, flooding, erosion and heat. Physical climate change resilience has been embedded into the design and operation of the Simandou iron ore mine following a structured climate resilience assessment. A key feature is ongoing monitoring of climate-sensitive performance thresholds, including rainfall, performance of water management systems and slope stability, to support adaptive management and emergency response preparedness. At the mine, resilience measures include landform designs accounting for more intense precipitation, mine water management controls addressing flooding, erosion and water quality risks, and emergency response planning for foreseeable extreme weather events. Along the rail corridor, climate change projections have informed drainage, flood protection and embankment stability and erosion controls. Rail resilience is further supported by emergency power generation, enabling continued operation during disruptions.

Just transition

Our just transition strategy recognises that we have a role to play in optimising the socio-economic opportunities associated with decarbonising our assets, while safeguarding the rights of workers and communities. We remain committed to ensuring that the transition to a low-carbon future is inclusive, equitable and responsive to the needs of workers, communities and Indigenous Peoples. Our just transition strategy focuses on the areas most within our control, with a strong emphasis on stakeholder and community engagement, impact assessment and transparent communication.

Principles and progress

In 2025, we strengthened our approach to integrating just transition principles into project planning and decision making. We have sought to embed the following global just transition principles into our decarbonisation strategy to minimise impacts and optimise socio-economic opportunities.

Principle 1: We will take a place-based approach to planning for a just transition, and focus on those regions where our emissions are greatest and our decarbonisation activities have a significant interface with communities

We mapped our emissions profile and decarbonisation projects this year to understand which communities could face the most significant transition changes. We have evolved our tools and processes to understand the specific needs and expectations of these communities. For example, through our Local Voices community sentiment survey.

This survey now includes questions on climate change and energy transition awareness, providing insights into community understanding and concerns at a local and regional level.

Principle 2: We will work collaboratively with communities, government and industry to enhance regional economic diversification and skills development

We remain committed to early, inclusive, and transparent engagement with employees and unions, and have created a working group on the subject with our global Industrial Relations Steering Committee.

We are investing in infrastructure, education, and innovation hubs to help mining regions thrive beyond extraction. For example, we have committed $150 million to create a Centre for Future Materials led by Imperial College London to find innovative ways to provide the materials the world needs for the energy transition.

The “Rio Tinto Centre for Future Materials” will fund research programs to transform the way vital materials are produced, used and recycled, and make them more environmentally, economically and socially sustainable.

We are actively participating in industry and investor working groups to help shape emerging guidance and policy on just transition.

Principle 3: We will build just transition considerations into relevant scopes of work so that the impacts of decarbonisation activities are well considered and embedded in our decision making

Our decarbonisation and nature-based solutions projects are typically delivered in partnership with other organisations. We have developed due diligence and project evaluation processes that assess alignment with just transition principles, including partner capability to uphold these standards.

As part of our due diligence or project planning process, we undertake a robust analysis of workforce, social, political and cultural risk ahead of project development to build just transition considerations into planning.

We are embedding just transition considerations into the scope of Social and Human Rights Impact Assessments, ensuring that the social dimensions of decarbonisation are well understood and inform decision-making.

Principle 4: We will proactively engage with Indigenous Peoples, host communities, government, civil society organisations and industry to share the information we have about climate change and our plans to decarbonise

We engage with our communities on climate change projections and decarbonisation activities in priority regions, so that they can make informed decisions and feel prepared for the energy transition. In 2025, we collated key data from different parts of the business to prepare for meaningful, two-way engagement.

As part of this engagement we will bring key stakeholders together to take shared accountability for adapting to the impacts of climate change and decarbonisation.

Our engagement forums with host communities, civil society organisations and the local workforce continue to be key platforms for facilitating transparency and listening to stakeholder concerns.

Climate policy and advocacy

While business has a vital role in managing the risks and uncertainties of climate change, governments are essential to support the challenge by providing enabling frameworks, including policies and programs, which enable change and create the right frameworks for change and increase momentum to shared net zero goals.

We actively engage on climate and energy policy with governments, industry, investors and civil society in the countries where we operate to shape policies, regulations and frameworks that help meet our decarbonisation goals and support global goals, including those of the Paris Agreement.

In 2025, we continued to advocate for policies that enable decarbonisation of our operations and support the production of transition materials. Our engagements align with the goals of the Paris Agreement, including efforts to limit global warming to 1.5°C, and we encouraged alignment across industry associations.

We participated in direct policy consultations with governments, contributed to policy development through industry bodies, and published all our standalone submissions to public consultation processes on climate-related policy.

We also completed and disclosed our annual review of industry association climate advocacy.

We remain committed to transparency in our advocacy activities and to supporting policy frameworks that accelerate the transition to net zero.

For more information on our climate position and advocacy, see riotinto.com/climateposition

Climate policy and regulation	2025 Activities
Development of carbon pricing schemes to support the transition In the absence of global carbon prices, country-level carbon pricing or emissions reductions schemes must balance shared net zero emissions with the competitiveness of our operations and risks of carbon leakage.	• In Australia, we provided feedback via our industry associations into the Climate Change Authority's review of the *Carbon Credits (Carbon Farming Initiative) Act 2011*, with a focus on delivering high integrity methods to support abatement. • We provided feedback directly and through industry associations to the European Commission on several Carbon Border Adjustment Mechanism (CBAM) implementing acts. We support the inclusion of indirect emissions and a fair treatment of scrap content. • In Canada, we provided feedback directly and through industry associations to the provincial government on the development of their assessment of the operating parameters of the Quebec Cap-and-Trade System. We support the use of high-quality offsets and the continued protection of the competitiveness of our industry. • In 2026, we will engage in the scheduled review of the Australian Safeguard Mechanism. We support the scheme's ongoing role in incentivising the private sector to make low-emissions investments.
Climate-related financial reporting We support the development of frameworks that encourage transparency and provide the key disclosures required for investors and other external stakeholders to compare progress against climate ambitions, enhance competitiveness in global markets, attract investment and accelerate the transition of economies.	• We provided feedback directly to the European Financial Reporting Advisory Group (EFRAG) and through our European industry associations on the proposed revisions to the European Sustainability Reporting Standards under the Corporate Sustainability Reporting Directive, supporting alignment with international standards to promote transparency, consistency and comparability of sustainability disclosures, including climate-related information. • In Australia, we provided input into updates to the National Greenhouse and Energy Reporting Scheme to support enhancements to market-based reporting, in line with the GHG Protocol.

Energy transition and commodity demand	2025 Activities
Growing demand for low carbon products Policy is necessary to transform the metals sector including by supporting research and development, and driving deployment of pre-commercial technology.	• We engaged in the development of the Australian Guarantee of Origin Scheme for the certification of renewable electricity and low carbon products and note its potential to support the development of markets and international trade of low emissions products and renewable electricity.
Decarbonising energy systems Government's sectoral decarbonisation plans and policies should support investment certainty and drive an orderly transition of energy systems while supporting operational decarbonisation through the delivery of a sufficient supply of competitively priced, reliable, low-carbon energy.	• In Australia, we responded to the Productivity Commission's interim report on "Investing in cheaper, cleaner energy and the net zero transformation" to reiterate our advocacy for competitively-priced, firmed, renewable electricity at scale as the critical enabler for decarbonisation, and the role of policy and regulation to support the energy transition.
Progressing decarbonisation plans for the aluminium industry	• In Australia, we participated in the design process for the Green Aluminium Production Credit, advocating for the scheme to focus on increasing renewable electricity use at smelter facilities.

Global technology development	2025 Activities
Decarbonisation of hard-to-abate energy intensive processing activities requires significant investment in technology development and deployment, and support which ensures global competitiveness of these sectors through the transition in the absence of a global carbon price.	• We engaged with ARENA across our portfolio to explore partnership options and advocate for Government support for technology development and deployment.
Development of a sustainable low-carbon liquid fuels industry Displacing diesel use requires a range of options, including fleet electrification and the use of renewable diesel. Government policies are required to support the development of a competitive and sustainable low-carbon liquid fuels market.	• In Australia, we continued to advocate for government's role in scaling up a domestic biofuels industry by focusing on the supply of sustainable feedstocks. Our advocacy included responding to the public consultation on developing a National Bioenergy Feedstocks strategy.

Climate-related governance

Directors' declaration in relation to the consolidated Sustainability Report of Rio Tinto

As required by the Australian *Corporations Act 2001* (Cth) as modified by ASIC Instrument 26-0081 (Corporations Act), and in accordance with Australian sustainability standards and other emerging standards, Rio Tinto has prepared the climate-related disclosures included in this Annual Report in the section titled "Climate", in other sections cross-referenced from that section, and in the *2024 Scope 1, 2 and 3 Emissions Calculation and Climate Methodology* and the 2025 Addendum (riotinto.com/climatereporting), (the Sustainability Report), in respect of Rio Tinto plc, Rio Tinto Limited and their respective subsidiaries (the Rio Tinto Group). Other sustainability-related information included elsewhere in this Annual Report, or published on our website (unless specifically referred to by document and page number), is not part of the Sustainability Report and has not been prepared pursuant to the Corporations Act, Australian sustainability standards or related ASIC instruments.

Under the Corporations Act, the Directors must provide a declaration in respect of the Sustainability Report. Each of the current Directors, whose names and function are listed on pages 104 and 105 in the Directors' Report, declare that, in their opinion, Rio Tinto Limited has taken reasonable steps to ensure that the substantive provisions of the Sustainability Report are in accordance with the Corporations Act, including:

- complying with applicable sustainability standards
- complying with section 296D of the Corporations Act (climate statement disclosures).

The ASIC relief referred to above permits the Sustainability Report to relate to the Rio Tinto Group as a whole, rather than to only Rio Tinto Limited and its subsidiaries. For the purposes of sections 342(C)(4) and (5) of the Corporations Act, the Directors intend that subsection 342C(6) of the Corporations Act apply to the Sustainability Report.

This declaration is made in accordance with a resolution of the Board.



Dominic Barton
Chair

19 February 2026

The Board

The Board has ultimate responsibility for our overall approach to climate change. This includes the oversight of climate-related risks, opportunities, strategy, projects, partnerships, physical resilience, engagement, reporting, and advocacy as per the Schedule of Matters. Climate change and the low-carbon transition present material risks and opportunities for our business, forming a key part of our strategy and sustainability and social licence objectives. The Board approves our overall strategy, policy positions, and climate disclosures within this report, delegating specific responsibilities to committees and the Chief Executive. These factors are considered in strategy discussions, risk management, financial reporting, investment decisions, and executive remuneration.

The Board receives regular updates on climate-related matters through the Monthly Performance Review scorecard, which includes KPIs and a detailed decarbonisation scorecard covering operational emissions, offsets, abatement projects and Scope 3 emissions. During the year, climate is also addressed through other agenda items. For example, the Board and the Audit & Risk Committee considered climate-related risks and opportunities as part of their review of the Group's principal risks and uncertainties. See further required details in "Our risk management governance structure" on page 89, and "Principal risks and uncertainties" on pages 91 and 97.

In the past 12 months, the Board agendas have included climate-related items, such as discussions on repowering options for our Pacific Aluminium Operations. This has included oversight of the Group's emissions reduction pathway and its reliance on securing commercially viable renewable energy contracts for the Boyne and Tomago smelters. The Board balances environmental goals with social and financial considerations and continues to oversee these discussions to ensure decisions reflect both strategic priorities and stakeholder impacts.

In 2022, our shareholders supported our first CAP put forward to them by the Board, in a non-binding advisory vote on our ambitions, emissions targets and actions to achieve them.

The Board further committed to repeating this vote every 3 years, at a minimum, unless there were significant changes in the interim, in which case the CAP would be returned to the next immediate AGM. The 2025 CAP was approved by shareholders at our 2025 AGM.

When considering Board composition, an external consultant is used to support the appointment of new directors. No new non-executive directors were appointed in 2025. This year we undertook an internal review of Board performance and considered the skills of Directors, including those relating to climate and renewable energy. These skills are reflected in a matrix approved by the Nominations & Governance Committee. We expect our Directors to remain informed and up to date on relevant matters.

To support the Board's oversight of climate-related matters, this year the Audit & Risk Committee, joined by members of the Sustainability Committee, received an externally facilitated session on climate governance and considerations for boards in preparing for mandatory climate reporting, including new Australian disclosure obligations. In addition, the Chief Decarbonisation Officer presented on our approach to climate reporting, the organisational model in place to oversee climate-related risks and opportunities, and our approach to mandatory assurance requirements. These sessions complement ongoing updates on strategic priorities and decarbonisation initiatives and form part of our commitment to strengthening Board capability in managing climate-related matters.

For additional information see our Strategic context and Strategic framework on pages 6-9.

Summary of 2025 Board activities:

- Approved the Group's strategy and scenarios, including the use of climate scenarios and the impact and opportunities arising from the energy transition.
- Approved the *2025 Climate Action Plan* (CAP) and climate-related disclosures in the *2024 Annual Report,* including the notes to the financial statements.
- Engaged with investors and civil society organisations following the publication of our 2025 CAP.
- Approved various projects that support the growth in production of transition materials and our internal decarbonisation objectives.
- Oversaw adoption and implementation of the Australian climate reporting standards (AASB S2).
- Updated the Group's operational decarbonisation pathway and associated expenditure.

Sustainability Committee

The Sustainability Committee is responsible for the oversight of key sustainability issues including social and environmental matters that are impacted by climate change, particularly those relating to water and biodiversity. In 2025, the Terms of Reference were updated to reflect these responsibilities including oversight of physical resilience to climate change, which the Committee discusses on a periodic basis.

The committee works with the Audit & Risk Committee to ensure the effectiveness of the risk management framework, and to oversee engagement with the external auditors who conduct sustainability assurance, including assurance in relation to GHG emissions. For more information see pages 120-121.

Audit & Risk Committee

The Audit & Risk Committee is responsible for risk management systems and internal controls, financial reporting processes and the relationship with the external auditors as noted in its committee terms of reference. This involves the oversight of significant areas of

judgement relating to the financial statements including those relating to climate, consideration of climate policies, and stress testing our strategy against selected scenarios. It ensures the effectiveness of the risk management framework and also endorses the appointment and fees of the external auditors who assure GHG emissions.

The Committee's terms of reference were revised in February 2026 to formalise the oversight of the non-financial reporting process (supported by the Sustainability Committee) including those disclosures relating to climate.

People & Remuneration Committee

The role of the People & Remuneration Committee includes the oversight of the Group's remuneration structure, including the use of short- and long-term incentive plans for the Executive Directors, as reflected in its charter.

This includes performance against strategic measures linked to decarbonisation. In 2025, 10% of the short-term incentive plan (STIP) and 20% of the long-term incentive plan (LTIP) were weighted towards decarbonisation, including the progress of our carbon abatement projects. See pages 122-139 for our 2025 remuneration outcomes and the incorporation of climate-related measures in the STIP and LTIP.

Management

Investment Committee

The Investment Committee reviews and approves the Group's capital allocation in relation to high-cost projects and climate change research and development.

For more information on our Capital allocation and investment framework, see page 58.

Chief Executive and Executive Committee

The Chief Executive is responsible for delivering the CAP, as approved by the Board, with the Executive Committee supporting this role. The Executive Committee receives a quarterly decarbonisation progress report which includes updates on abatement projects and other areas of our CAP.

Risk management, portfolio reviews, capital investments, annual financial planning and our approach to government engagement are integrated into our approach to climate change and emissions targets. The annual financial planning process focuses on the short term (up to 2 years). The new growth and decarbonisation strategy is part of the medium-term planning process.

Remuneration: Our Chief Executive's performance objectives in the STIP include delivery of the Group's strategy on climate change. These are cascaded down into the annual objectives of relevant members of the Executive Committee, including the Chief Safety & Technical Officer, and other members of senior management. Decarbonisation is also included as a performance measure in the STIP and LTIP as described above. See pages 131-139 for our 2025 remuneration outcomes and the incorporation of climate-related measures in the STIP and LTIP.

Energy and Climate team

Since 2022, we have managed delivery of our CAP through a central team, Rio Tinto Energy & Climate (RTEC). This team, led by the Chief Decarbonisation Officer who reports to the Chief Safety & Technical Officer, has been accountable for all aspects of the CAP.

The RTEC team has been structured around the main areas of our abatement work that drive decarbonisation across our operations, including a dedicated Nature-based Solutions team. A Decarbonisation Office (DO) supports this work by monitoring and forecasting GHG emissions, tracking investment decisions, coordinating our approach to physical climate risks, and engaging on climate-related policies, regulation and reporting. It also prepares the quarterly decarbonisation progress report for the Executive Committee.

As part of the evolution of our strategy and operating model, we are transitioning delivery of decarbonisation projects to our product groups and assets. This shift reflects a move to embed delivery more directly within our operational structure. Central oversight will continue for emissions reductions tracking and investment strategy review, ensuring alignment with our overall climate objectives. The current model, with delivery led centrally by the RTEC team, has remained in place throughout 2025.

Rio Tinto Commercial continues to lead our approach to Scope 3 emissions, given its responsibility for procurement, shipping and customer engagement. Updates on Scope 3 emissions abatement projects are included in the quarterly decarbonisation report prepared by the DO.

Management of climate-related risks and opportunities

The Board approves our risk appetite and oversees our principal risks. The Board is supported in monitoring a range of material financial and non-financial current and emerging risks by the Audit & Risk and Sustainability committees. Climate-related risks[1] and opportunities are integrated in our enterprise-wide risk management framework. These are identified by product groups and supporting functions, then included in the appropriate risk register. These will be assigned a risk owner and evaluated on the maximum reasonable consequence (non-financial and financial) and likelihood of the risk. Consequences may include the impact on Group free cash flow or business value, or reputation and licence to operate. These risks are escalated to the appropriate level of management for oversight and action. Processes remain unchanged from the prior year. See further required details in "Our risk management governance structure" on page 89; "Emerging risks" on page 90 and "Our approach to risk management" on page 89 for more detail on our risk management process, emerging risks and our current assessment of principal risks and uncertainties.

Under our 3 lines of defence model, all employees are empowered to own and manage the risks that arise within their area of responsibility. Our Enterprise functions are our 2nd line of defence, providing deep subject matter expertise and objective challenge. Our Internal Audit function provides independent assurance. Where required by law, or where deemed appropriate, we also engage third parties to provide independent assurance. Where risks are material to the Group, they are escalated to the Risk Management Committee and, as appropriate, to the Board or its committees.

We actively monitor and assess the potential impact of climate risks and opportunities on our operations and business through scenario planning. See pages 73 and 79 for more detail on how we use scenarios to identify climate-related transition and physical risks, and portfolio opportunities. Additionally, climate-related opportunities are prioritised by considering factors such as shareholder value, asset cost base, emissions abatement potential, and competitiveness against the marginal abatement cost curve, as outlined in our "Capital allocation and investment framework" section on page 58.

Climate change and the low-carbon transition remain critical emerging risks, with potential to have a significant impact on our business and the communities where we operate. Emerging risks that could materially impact strategic objectives are incorporated within our principal risks and, where possible, we develop responses to mitigate threats and create opportunities for the Group.

In 2025, climate change has been elevated to a standalone principal risk to reflect its increasing relevance and potential to materially impact our business. "Preparing our business for climate change" includes both physical risks (such as extreme weather events and long-term environmental changes) and transition risks and opportunities (arising from shifts in policy, technology, and market expectations as the global economy decarbonises). See further information on "Preparing our business for climate change" including opportunities, threats, key exposures and key management responses on page 97.

Recognising climate change as a principal risk reflects the growing complexity and interconnection of climate-related risks and opportunities across our business. It also supports continued integration of climate-related considerations into strategic planning and risk management across the Group. All Group principal risks and uncertainties are reviewed on a quarterly basis by the Enterprise Risk function and the Risk Management Committee (RMC).

1. Our Group Risk Management framework refers to "risks" in the context of both threats and opportunities. For purposes of disclosure in this section, we refer to climate risks and opportunities separately.

Scenario analysis

We use scenario analysis to identify and assess material risks and opportunities, including those related to climate change, that may affect our Group in the medium and long term. All material Group operations are included in our analysis.

Transition risks and opportunities are assessed using short-term market analysis and our Group Conviction, Resilience and Aspirational Leadership scenarios for the medium and long term. These scenarios are macroeconomic in nature and reflect an integrated assessment of climate change, geopolitics, policy developments and broader economic conditions. As these factors are closely interrelated, we assess transition impacts through our Group scenarios rather than through discrete climate models. The temperature outcomes of these scenarios are informed by detailed economic modelling, combining internal and external sector-focused insights.

Physical climate risks are assessed separately using bottom-up, asset-level analysis aligned to discrete climate model-based emissions scenarios, including intermediate and high-emissions pathways.

Our process for identifying material transition risks considers whether climate-related factors, such as regulatory and policy changes, technology developments, community expectations, and physical climate impacts, could have a material impact on our business model, strategy, or financial statements. Climate risks and opportunities are considered material when they could reasonably affect our ability to deliver on strategic objectives, maintain financial resilience, or require changes to operations or investment priorities.

While specific thresholds vary by risk type and scenario, we consider indicators such as potential for sustained cost increases, prolonged operational disruption, impact on shareholder value or reputational impacts that could influence long-term value.

Examples include:

- regulatory or policy changes that increase costs or delay projects
- technology shifts that alter competitiveness or investment priorities
- community or stakeholder actions that affect access to resources or require major changes in approach.

Rather than applying a single threshold, we use structured analysis to identify risks that could have a meaningful effect on our business performance or strategic objectives. These risks are escalated for management oversight and actioned as appropriate.

Additional information on scenario analysis

We review our scenario approach every year as part of our Group strategy engagement with the Board. For planning purposes, we define short term as up to 2 years, medium term as 2 to 10 years and long term as beyond 10 years.

Our short-term timeframe aligns with our annual planning process and is informed by market analysis, allowing us to respond swiftly to immediate market conditions and trends, and remain agile and competitive in the near term.

The medium-term timeframe aligns with extended planning horizons for our growth and emissions abatement projects, while the long-term timeframe considers the full lifespan of our mining assets and infrastructure, as well as the continued impact climate risks and opportunities are expected to have on the business.

Scenarios are used primarily over the medium and long term to identify and evaluate transition risks that can affect our business model, financial performance and market positioning, assess opportunities such as low-carbon technologies and the transition to renewable energy, and inform strategic planning and investment decisions, recognising that uncertainty in assumptions and projections inevitably increases further into the future.

We do not undertake climate modelling ourselves, but rather determine the approximate temperature outcomes by comparing the emissions pathways to 2100 in each of our scenarios with the Shared Socio-economic Pathways (SSP) set out in the Intergovernmental Panel on Climate Change (IPCC) Sixth Assessment Report. We also consider the carbon budgets associated with different temperature outcomes which are inevitably uncertain. In 2024, we updated the scenario framework used to assess the resilience of our business under different transition-related scenarios. This year, the Conviction scenario was rerun to reflect updated assumptions and temperature outcomes, while the Resilience and Aspirational scenarios were not rerun as no material changes were made to their underlying assumptions or inputs.

Alongside commodity, energy, currency and other macroeconomic assumptions, carbon pricing is also factored into our scenario analysis and used to evaluate investment decisions. Our short-term carbon pricing assumptions align with consensus price forecasts in each region, accounting for transitional assistance, such as free allocation, where appropriate. Medium- to long-term carbon prices are determined by national climate targets, and our understanding of the marginal abatement costs and objectives for each scheme.

Dependent on location and time horizon, our internally applied carbon prices range from $0/t CO_2e to $250/t CO_2e.

The temperature outcomes of scenarios and sensitivities are based on detailed economic modelling using various tools and analyses, combining internal and external insights focused on sectors relevant to our commodities. The emissions pathways in Conviction and Resilience limit temperature rises to around 2.1 – 2.3°C (previously 2.1°C), and around 2.5°C by 2100 respectively. This roughly aligns with the IPCC's intermediate emissions scenario (SSP2-4.5). We also use the SSP2-4.5 (intermediate emissions) and SSP5-8.5 (highest emissions) scenarios in our bottom-up asset-level physical risk and resilience assessments. See page 79 for more information.

There are no portfolio adjustments made to the Group's medium- to long-term plan under the various scenarios. As good practice on scenario analysis and climate modelling evolves, we will continue to evaluate the robustness of our assessments of climate-related risks and opportunities, drawing on more recently published studies and analysis.

Scenario analysis temperature pathways (to 2100)


Aspirational
Conviction
Resilience
Group macroeconomic analysis
Intermediate
High emissions
Physical risk analysis
1.5°C
2.0°C
2.5°C
3.0°C
3.5°C
4.0°C

Our core scenarios

Conviction

This is our "central case" scenario and underlies strategic planning and portfolio investment decisions across the Group. Consequently, we limit disclosure of our detailed assumptions. In this scenario, countries are expected to electrify and decarbonise at a moderate pace, with increasing awareness of climate-related physical risks prompting more progressive policy action over time. Climate policies in Conviction remain more ambitious than in Resilience, although overall climate ambition has moderated compared to prior expectations. This results in an estimated temperature rise of approximately 2.1°C to 2.3°C by 2100, where the lower end assumes developing countries achieve stated net zero targets post-2050 and the upper end assumes a delay of one to 2 decades. Developed economy targets are nearer term and introduce less uncertainty. The uncertainty reflects the highly unpredictable decarbonisation pathways of non-OECD countries beyond 2050 and does not materially affect group value.

Real gross domestic product (GDP) grows at 2.2% between 2023–2050, but energy intensity of GDP reduces approximately 2.1% per year due to sectoral shifts and greater efficiency. For the next decade, greenhouse gas (GHG) emissions are slightly higher than those in the Resilience scenario due to a higher GDP, but emissions then decline, although not as quickly as previously anticipated, as low-carbon electrification expands to supply over half of final energy by 2050. The impact on corporate balance sheets will be mixed – overall, although carbon pricing varies by region, it will increase costs. GDP growth and the global energy transition are expected to increase demand for copper, lithium and aluminium through to 2050. Steel demand is expected to grow more modestly, and incentives to recycle scrap increase. Lower quality iron ore products are expected to receive greater discounts. Additionally, near-term costs for low-carbon technologies in developed economies may be higher due to technology maturity and investment conditions, while lower carbon prices could slow adoption.

Updates to inputs and assumptions this year reflect changes in global growth and climate ambition outlook and do not result in a significant impact on our overall business strategy.

Resilience

Weaker governance, declining global trade, and lower economic growth lead to less effective climate action. Real GDP growth only averages 1.6% between 2023 and 2050. Lower economic growth and a slower energy transition lead to lower commodity demand and prices across all time periods compared to Conviction. Lower policy ambition and the inability of the international community to tackle carbon leakage without resorting to protectionism leads to climate policies advancing sporadically and in an uncoordinated way. Slower global climate action and lower commodity prices delay the development and deployment of low-carbon technologies, potentially pushing progress on hard-to-abate emissions back by a decade or more. In regions where we operate emissions-intensive assets, this could hinder our ability to meet decarbonisation targets and reduce long-term competitiveness. Overall, there is still a 38% reduction (relative to 2025) in global GHG emissions by 2050. The result is a temperature rise of around 2.5°C by 2100. Consequently, climate-related weather events and natural disasters become more frequent and severe in this scenario but are met by fragmented and variable policy responses.

Aspirational Leadership scenario 1.5°C

This scenario reflects our view of a world of high economic growth, significant social change and accelerated climate action that achieves net zero emissions by mid-century. While GDP growth is similar to that in our Conviction scenario, significantly more ambitious climate policy limits warming to 1.5°C (aligning with SSP1-1.9). Stronger climate ambition is expected to be accompanied by more supportive policy frameworks that accelerate the development and adoption of low-carbon technologies. This scenario affects our balance sheet in different ways and is subject to great uncertainty. Overall, in Aspirational Leadership the Group's economic performance would fall between Conviction and Resilience. While higher scrap use reduces the medium-term demand for Pilbara products, increased carbon pricing and penalties boost long-term demand for high-grade iron ore. Aluminium demand growth is limited in the short term, but increases in the longer term. Copper demand grows due to increasing electrification, strong GDP growth, and accelerated electric vehicle (EV) penetration. These trends also support minerals projects.

Despite global agreements reached in Glasgow and Dubai, emissions today continue to rise, making the 1.5°C goal of the Paris Agreement unlikely to be achieved. Overall, based on the Aspirational Leadership scenario pricing outcomes, and with all other assumptions remaining consistent with those applied to our 2025 financial statements, we do not currently envisage a material adverse impact of the 1.5°C Paris-aligned sensitivity on asset carrying values, remaining useful life, or closure and rehabilitation provisions for the Group. It is possible that other factors may arise in the future, which are not known today, that may impact this assessment.

Additional scenario parameters

The next table shows some of the key data derived from our internal macroeconomic and energy models that form the basis for all our long-term commodity analysis. Changes in scenario inputs reflect revised methodologies and calculations. We now assume higher energy consumption through to 2050, with differences becoming more pronounced beyond 2050. This results in a wider temperature range in our conviction scenario, now 2.1–2.3°C. Carbon prices are slightly lower than previous assumptions, but this does not directly translate into higher emissions, as other policies continue to influence outcomes.

	Base year	Conviction		Resilience	
Key scenario metrics	2023	2030	2023–2050 CAGR	2030	2023–2050 CAGR
Average exposed carbon price, (2025 \$/t CO_2e)[1]	37	70	6.3%	69	5%
Global GHG emissions, (Gt CO_2e)	55	57	-1.6%	51	-1.8%
Global CO_2 combustion emissions, (Gt CO_2[2)]	34	34	-2.8%	31	-2.7%
Global final energy demand, exajoule (EJ)	445	481	0.5%	455	0.1%
Electricity share of final energy	21%	25%	3.6%[3]	24%	2.2%[3]
Non-fossil share of electricity generation	46%	58%	6.2%[3]	60%	4.2%[3]

1. Simple unweighted average across Australian, European and North American national carbon schemes. This is a simplified representation of regional, and in some cases sub regional, level analysis.
2. While total GHG emissions is the primary metric for estimating global warming, CO_2 combustion emissions give a clearer picture of the energy transition in the power and industrial sectors.
3. Indicates annual % growth of total electricity generation and non-fossil electricity generation.

Portfolio resilience

Our CAP is designed to address material climate-related risks and opportunities identified across a range of scenarios and time horizons. It integrates actions to mitigate transition risks such as stricter carbon regulations, uneven climate policies and social licence to operate, and to capture opportunities from the growing demand for materials essential to the global energy transition.

We have assessed the resilience of our portfolio under multiple transition scenarios aligned with 1.5°C, 2.1–2.3°C, and 2.5°C outcomes. These assessments consider factors such as emission intensity relative to industry peers, regional exposure to climate regulations, and product suitability for downstream decarbonisation. Our economic performance is stronger in Conviction than in Resilience, where there is higher GDP growth and a faster low-carbon transition. In Aspirational Leadership, higher carbon penalties and potential impacts on demand for mid- and lower-grade iron ore result in mixed performance for iron ore, but stronger demand for other metals than in Conviction.

Key elements of the plan include reducing operational emissions through renewable electricity deployment, transitioning mining operations away from diesel, and lowering process emissions in smelting and refining. These measures strengthen resilience under all scenarios considered and support delivery of our 2030 and 2050 emissions targets, while enabling a just and orderly transition. See pages 55–67 for more information on our CAP, including decarbonisation strategy, Scope 3 approach, and transition-related spend.

Financial resources and flexibility

Financial resources remain available to support our decarbonisation strategy (see page 58). Our Group capital allocation framework guides investment decisions that support both growth and climate-related initiatives. We maintain flexibility to respond to emerging risks and opportunities, as demonstrated by our ability to fund major growth projects such as copper at Oyu Tolgoi, high-grade iron ore at Simandou, and lithium at Rincon. In addition, our recent acquisitions show the availability of funds to pursue inorganic growth opportunities aligned with our strategy.

Asset redeployment and portfolio flexibility

We regularly review our portfolio to ensure alignment with strategic priorities and climate objectives. This includes divesting assets that do not meet return criteria or strategic priorities, as evidenced by the currently ongoing strategic review of businesses from our former Minerals product group. Our approach ensures continued disciplined investment in organic growth and flexibility to repurpose or upgrade existing assets to support climate resilience.

Current and planned investments

Our planned investments in decarbonisation and growth are embedded in our operations and capital plans (see page 58). These include renewable electricity deployment, electrification of mining fleets, and process innovation in smelting and refining. Our ambition remains to grow production of transition materials by approximately 3%, supported by capital allocation and major projects across our global portfolio.

Through disciplined capital allocation, operational decarbonisation, and portfolio flexibility, we are resilient to identified climate-related risks and well-positioned to capture opportunities arising from the global energy transition.

Determining the financial impact of climate-related risks and opportunities

Climate-related risks and opportunities (CROs) can affect our financial position, financial performance and cash flows in the current reporting period (current financial effects) and in future periods (anticipated financial effects).

Information on the current impacts of climate change and the execution of our climate change strategy on our financial statements is available on pages 161-164, and has also been referenced alongside each relevant CRO on page 76.

Based on information to date, and where separately identifiable, none of the identified climate-related risks or opportunities are expected to result in a material adjustment to the carrying amounts of assets and liabilities disclosed in the financial statements within the next annual reporting period.

Anticipated portfolio impacts derived from scenario analysis are subject to inherent uncertainty due to multiple interdependent estimates and assumptions. Our macroeconomic modelling incorporates a range of variables and, as a result, isolating and measuring the anticipated impact of specific CROs can be challenging. Due to these circumstances, it is not currently possible to disclose quantitative financial impacts for certain CROs. Instead, to disclose the potential impacts of these on Group performance, we have provided qualitative narrative on each CRO's impact, how outcomes may differ under our Resilience and Aspirational scenarios, a link to identified current impacts on the financial statements, and a relative impact range[1] across our portfolio over the short, medium and long term.

Quantitative financial impacts have not been disclosed for the following CROs.

Energy transition commodity demand: Demand for our materials is influenced by a range of factors, including the energy transition, broader macroeconomic conditions, supply availability and commodity prices. As these drivers are interrelated, it is not possible to separately identify or quantify the financial impact of demand attributable to the energy transition from general market demand, as commodity prices and volumes reflect the combined effect of multiple factors operating simultaneously. While not separately identifiable, see page 76 for our analysis of the anticipated increase in overall commodity demand.

Global technology development (opportunity): Our technology development opportunity is primarily focused on enhancing competitiveness over the medium to long term. While these technologies are already informing strategic positioning, most remain in development or pilot stages. Their short-term impact on competitiveness is still emerging and being shaped by ongoing technology development and broader macroeconomic factors. While not yet quantified, we expect decarbonisation technologies to improve asset competitiveness by potentially increasing revenue through demand for low-carbon products, reducing carbon costs, and strengthening cash flows. Anticipated carbon costs have been provided on page 76.

Social licence to operate and access orebodies: Our social licence is critical to our operations and is embedded across our business. The impact of these risks, and the climate-related influence on licensing, is difficult to isolate. They are inherently qualitative and depend on factors such as stakeholder trust, community relationships and permitting processes, all of which cannot be consistently expressed in monetary or numerical terms.

Physical risks: All of our inventory and PPE ($91.6 billion), which together account for 72% of our total assets, are exposed to some degree of unmitigated physical climate-related risk. Given the variability of physical hazards, modelling approaches and inherent uncertainty in outcomes, we are unable to produce precise quantitative estimates of anticipated financial impacts under each scenario[2]. Instead, we assess potential exposure and impact using our Value at Risk (VaR) analysis, as outlined on page 80, and supplement this with qualitative assessments on page 78.

Any material current physical climate-related impacts are disclosed in our financial statements as, among other line items, physical damage or disruption could primarily affect asset carrying values and cash flows. No such instances were noted in FY2025.

Separately, costs to enhance asset resilience are embedded within our operational and capital expenditure processes and therefore cannot be separately identified.

1. The relative impact disclosed has been assessed under our Conviction scenario, considering the potential portfolio effect each individual CRO may have compared to other CROs identified. These potential impacts carry inherent uncertainty due to their dependence on multiple forward-looking assumptions.
2. See "Considerations and limitations" on page 79.

Climate-related risks and opportunities

Key: **L** = Low **M** = Medium **H** = High

Portfolio risks and opportunities in the low-carbon transition

We address climate-related risks and opportunities through our CAP, which sets out current and planned actions to mitigate identified risks and capture opportunities. These actions include changes to strategy and resource allocation, process improvements, renewable energy deployment, and collaboration across our value chain. The table below summarises the impact of material climate-related risks under our scenarios and the actions within our CAP to mitigate them.

● Risk
○ Opportunity

	Relative impact over time (Conviction)		
	Short-term	Medium-term	Long-term
Energy transition commodity demand ○	M	M	H
Global technology development ●○	L	M	M to H
Climate policy and regulation ●	L	M	H
Social licence and ability to access orebodies ●	M	H	H

Energy transition commodity demand ○

Customer interest in materials required for the energy transition is growing and may increasingly influence future pricing and demand, primarily leading to an increase in revenue. We see an opportunity in the short term to strengthen our role as a key supplier of these materials, while positioning for medium- and long-term growth as demand for copper, aluminium, lithium, and high-grade iron ore is expected to grow, particularly in markets prioritising decarbonisation.

Underlying EBITDA[1] is projected to increase by around 40–50% from the 2024 baseline to 2030 (based on long-run consensus prices, consolidated volume growth, and unit cost reductions) as a result of volume growth supported by the diversification of our portfolio. Demand growth across key commodities underpins this outlook. Aluminium is forecast to grow by ~1.2x by 2035, lithium by ~3.4x, copper by ~1.3x, and steel by ~1.1x, driven by electrification, energy storage, and infrastructure expansion in markets prioritising decarbonisation. These trends highlight the potential to capture value through portfolio diversification and supply growth as global energy systems transition. Our production outlook on a CuEq basis shows a 3% CAGR to 2030, supported by the addition of Simandou and our lithium assets at Arcadium and Rincon.

The pace of the transition in the value chain, such as the grade and quality of these commodities, influences portfolio composition, capital allocation, and technology investment decisions over the medium to long term. By partnering with technology providers to develop low-carbon pathways and adapt to evolving product specifications, we can better meet customer expectations, support portfolio growth, and capture value in a shifting market landscape. This includes potential upside from emerging green premiums for low-carbon products.

Financial statement impact:
- Transition materials metrics: consolidated sales revenue, capital expenditure, operating assets, page 83.
- Estimation of asset lives, page 188.

Global technology development ●○

Low-carbon technologies such as ELYSIS™, Évolys™ and hydrogen-based processing are expected to reduce hard-to-abate emissions and enhance competitiveness over the medium to long term. These technologies offer potential to reshape legacy operations and support strategic differentiation across key parts of our value chain.

While work on low-emission technologies continues, some breakthroughs are likely to take longer to achieve than initially anticipated, creating uncertainty around their availability at scale. This means that residual emissions from hard-to-abate areas for us, our industry, and more broadly the world, may remain elevated and exposed to carbon pricing for an extended period, impacting our ability to achieve net zero in 2050 or beyond.

Post-2030 abatement projects are typically high-cost and capital-intensive, relying on industry-wide technological breakthroughs to transform decades- to centuries-old industrial processes. These factors are shaping our strategic planning and portfolio decisions, with potential financial impacts such as higher capital requirements, alongside slower progress in achieving long-term emissions reduction targets.

Currently, 59% of our Scope 1 and 2 emissions (18.5 Mt CO_2e) are classified as hard-to-abate[2], with $0.56 billion spent/committed co-investment in industrial scale R&D to support solutions for hard-to-abate emissions.

Our total decarbonisation spend for 2025 was $612 million (2024: $589 million) and our updated capital expenditure forecast is $1-2 billion to 2030. Further details on our decarbonisation capital allocation can be found on page 58.

Financial statement impact:
- Decarbonisation spend, page 163 and 180.
- Decarbonisation capital commitments, page 226.
- Carbon abatement spend on procurement of carbon units and renewable energy certificates, page 187.
- Additions to property, plant and equipment with a primary purpose of reducing carbon emissions, page 190.

Climate policy and regulation ●

Increasing regulatory costs, uneven climate policies and border tariffs are impacting asset competitiveness and risk fragmenting markets if not implemented appropriately. Our operations are facing growing exposure to climate-related regulations, particularly carbon pricing in Australia, Canada and the European Union. As transitional support measures phase out, assets in these regions risk losing cost competitiveness compared to peers in lower-carbon jurisdictions.

Currently, 82% of our global Scope 1 GHG emissions (19.6 Mt CO_2e) are covered by emissions-limiting frameworks, exposing a substantial portion of our portfolio to rising compliance costs. Currently, carbon costs[3] are <$0.1 billion, with annual penalties potentially reaching $0.3 billion by 2030 and $2.6 billion by 2040 without further emissions reductions.

Our continued, but declining, reliance on fossil fuels also increases exposure to both carbon costs and energy price volatility, with ~7% of our operating costs (~$3.1 billion) attributable to fossil fuels.[4]

Financial statement impact:
- Carbon tax sensitivity on impairment charge, page 175.
- Carbon abatement spend on procurement of carbon units and renewable energy certificates, page 187.
- Useful economic lives of power generating assets, page 191.
- Renewable PPAs accounted for as derivatives, page 206.

Social licence and ability to access orebodies ●

Varying by jurisdiction, climate action and support for a just transition are becoming increasingly critical for securing a social licence to operate and for supporting the competitiveness of both new greenfield developments and existing operations. This is driven by rising stakeholder expectations, as well as statutory requirements and national emissions targets in key jurisdictions.

This is relevant for projects in the Pilbara and Simandou, where community and investor scrutiny is high. Meeting decarbonisation and sustainability expectations is important, as delays or restrictions could lead to increased project costs (both operating and capital expenditure), slower delivery of growth volumes, or – in extreme cases – project cancellation.

While decarbonisation is the primary focus of this risk, broader environmental factors such as biodiversity, water use, and land impacts also play a role and may influence project outcomes. Additional detail on biodiversity and our water management risks and responses is on pages 47-48.

Financial statement impact:
- Close-down, restoration and environmental cost, page 194.

1. Forward looking view of underlying EBITDA is not a profit forecast. This consolidated measure, presented in nominal terms, is calculated using long-run consensus prices, volume growth (on a consolidated basis) and unit cost decreases presented, using 2024 as a baseline.
2. Hard-to-abate emissions are those requiring technological advancement to enable viable long-term abatement solutions. In our context, this includes emissions associated with anodes and alumina processing, as well as diesel-related emissions that will need to be addressed through electrification.
3. Real terms (2025 prices).
4. This includes operating costs associated with fuel, natural gas, diesel, coal and non-renewable power (including grid electricity and other non-renewable energy sources as defined in the Energy table on page 82).

Impacts under alternate scenarios	Current and anticipated direct and indirect mitigation actions
Resilience - Slower economic growth and a delayed energy transition reduce demand and pricing for key transition materials, such as copper, lithium, and aluminium, across all timeframes. These materials are central to our growth strategy, and evolving customer expectations and uncertainty in processing technologies pose risks to competitiveness and revenue. Demand for high-grade iron ore also remains subdued in the medium to long term compared to more ambitious scenarios. Aspirational Leadership - Strong long-term demand for transition materials helps offset slightly lower demand for lower-grade iron ore. Annual demand for low-carbon aluminium and copper is expected to exceed levels seen in the Conviction scenario. Lithium continues to show robust growth, supporting portfolio expansion in transition materials.	We are scaling up production of transition materials to meet rising demand and evolving customer expectations. Our goal is to grow total output by approximately 3% per year (copper equivalent basis), supported by targeted investments in lithium growth through the Rincon project in Argentina and acquisition of Arcadium Lithium, copper expansions at Kennecott (US), and the development of high-grade iron ore capacity at Simandou (Guinea). We are also partnering with technology providers to develop low-carbon solutions suited to a broader range of ore grades. These efforts are embedded in our capital planning and portfolio decisions, helping to maintain market competitiveness over the long term. See page 6 for further details on our Group strategic context.
Resilience - Slower global climate action and lower commodity prices delay the development and deployment of low-carbon technologies, potentially pushing progress on hard-to-abate emissions back by a decade or more. In regions like Australia, where we operate emissions-intensive assets, this could hinder our ability to meet decarbonisation targets and reduce long-term competitiveness. Aspirational Leadership - Stronger climate ambition is expected to be accompanied by more supportive policy frameworks to accelerate the development and adoption of low-carbon technologies. In the short to medium term, this enables meaningful progress in reducing hard-to-abate emissions across key operations. Over the long term, successful deployment of these technologies can lower production costs and enhance competitiveness in a low-carbon economy.	We are advancing the development and adoption of low-carbon technologies as a core pillar of our decarbonisation strategy – aimed at reducing emissions, lowering production costs, and strengthening long-term competitiveness. Beyond 2030, abatement will increasingly depend on capital-intensive technologies that require further innovation, industry collaboration, and supportive policy frameworks to become commercially viable. We continue to collaborate with industry partners and engage with governments to support technology development, deployment and enabling policy settings. In aluminium, we are progressing ELYSIS™ and are also piloting hydrogen-based process heat through the Yarwun Hydrogen Calcination Pilot in Queensland. However, we have also experienced delays in deploying hard-to-abate technologies, including BEHT trials, due to technical complexity and low readiness, and uncertainty around renewable diesel expansion given high costs and unclear policy settings. For more detail on the low-carbon technologies we are piloting to address hard-to-abate emissions, refer to our 2025 CAP update on pages 59–61.
Resilience – Climate policies remain uneven. Carbon pricing stays low in regions like Guinea, while countries such as Australia see moderate cost increases. Weak global coordination limits near-term pressure but adds long-term uncertainty and dampens low-carbon investment. Slow energy transition prolongs fossil fuel reliance, heightening exposure to price swings and future policy shifts. Aspirational Leadership – Policies become ambitious and aligned, with large carbon price increases in key jurisdictions like Australia, Canada and Europe, increasing short-term costs. High-grade, low-emission iron ore assets (eg Simandou, IOC) gain advantage as demand shifts to greener materials. Faster decarbonisation expands renewable access, enabling asset repowering, reducing fossil volatility, and improving long-term cost stability. These developments could also significantly shape the competitiveness of Aluminium, depending on how regional energy and policy trends unfold.	We are reducing exposure to carbon pricing and regulation by decarbonising operations. Our CAP targets a 50% reduction in Scope 1 and 2 emissions by 2030 (vs 2018) and net zero by 2050. A key focus is shifting from fossil fuels to low-emissions energy. We already source 77% of our electricity from renewables, and are aiming to increase this to around 90% by 2030 through strategic investments and supply agreements to secure renewable power and reduce our emissions. We apply an internal carbon price to help understand the impact of potential future carbon policies and inform investment decisions. See our 2025 CAP update (pages 59–61) for details.
Resilience – Slower global climate action means stakeholder expectations around decarbonisation evolve more gradually, easing short-term pressure. However, in jurisdictions such as Australia and Canada, expectations from regulators, investors, and communities will still rise over time. If not addressed, this could create medium- to long-term challenges in securing approvals for new projects and maintaining support for existing operations. Aspirational Leadership – Coordinated and ambitious climate action drives consistently high stakeholder expectations across all time horizons. Meeting these expectations is essential to maintain access to capital, secure project approvals, and sustain our licence to operate.	Stakeholder expectations around climate change and decarbonisation are increasingly tied to our ability to maintain a social licence to operate. Our CAP provides a strategic framework that guides investment decisions and project development across the business, shaping how projects are assessed and approved, and integrating just transition principles into planning and decision-making. Our CAP helps to inform site-level planning and approvals. Climate-related risks and opportunities are evaluated through environmental impact assessments and life cycle emissions analyses, alongside just transition-focused impact assessments, enabling site teams to assess long-term climate and social impacts, support stakeholder and community engagement, and ensure alignment with regulatory requirements and stakeholder expectations. We also have a portfolio of nature-based solutions projects, co-designed with communities and local partners to deliver positive outcomes for people, nature and climate. This helps minimise adverse impacts and optimise socio-economic opportunities, supporting our social licence to operate. See page 69 for further detail on our just transition approach.

Physical climate risk

We have assessed the current and anticipated impacts of physical climate risks on our business across short- (0 to 2 years), medium- (2 to 10 years), and long-term (>10 years) horizons, outlining our ongoing and planned adaptation actions. Our approach integrates continuous measures to enhance resilience, applying advanced weather and climate data for operational planning, emergency response, and long-term risk management, ranging from short-term severe weather forecasts to long-term climate projections and flood modelling, as described in more detail below.

Risk description	Direct and indirect actions to adapt to risk
Acute	
Damage to infrastructure from extreme weather events, resulting in operational and supply chain disruption	
Coastal infrastructure	
Coastal sites are exposed to hazards including cyclones, storm surge, and inundation, which can damage critical assets such as shipping berths, ship loaders, stackers/reclaimers, and conveyors. This results in short-term emergency repairs and delays in goods movement. Over time, financial impacts may escalate due to rising maintenance costs, reduced asset life, and increased logistics complexity. Tailings storage facilities (TSFs) at coastal locations may also face erosion or containment risks. In both the intermediate and high emissions scenarios, by 2050, eastern Australia and New Zealand are currently classified as high risk with over a four-fold increase in annualised damage over this period. This is principally due to the potential effects of coastal inundation, surface water flooding and cyclonic winds. Other notable increases in risk are in Western Australia (an approximate 110% increase). The damages in the Pilbara are significant for the ports, but the mines and inland sites which represent the majority of asset values are relatively safe from climate damage.	Coastal infrastructure is designed in line with local engineering standards to withstand cyclones, storm surges and inundation. Where upgrades are not feasible, site-specific emergency plans are implemented, including evacuation protocols and procedures to protect personnel and maintain operational continuity. To reduce supply chain disruption, real-time hazard analytics are in use across a significant amount of tier 1-3 suppliers. Risk screening has been conducted to assess potential business interruption across interconnected operations, and planning is underway to address climate impacts on supply chains by identifying critical components, assessing vulnerabilities and developing contingency measures. Additionally, following the cyclones experienced in Western Australia during 2025, we undertook targeted upgrades to barriers and pumping infrastructure as part of our ongoing resilience program. Insights from associated reviews contribute to annual Pilbara-wide flood-preparedness studies.
Mining infrastructure	
Inland operations face heightened flood risk and geotechnical instability due to more intense and variable rainfall and storms. Infrastructure such as rail lines, production equipment, and electrical systems (motors, generators, substations, transformers) are vulnerable to inundation, wash-outs, and lightning damage. Short-term impacts include emergency response activation and asset downtime. Medium- to longer-term consequences include increased maintenance needs, asset degradation, and potential production losses. TSFs are also at risk of containment breaches. Annualised damage risk is currently relatively low across several inland regions, with both eastern and western Canada projected to experience approximately a 60% increase by 2050. Riverine flooding is expected to see the largest increase in site exposure under a high emissions scenario.	Inland mining infrastructure is exposed to flood risk, geotechnical instability and storm damage. Flood modelling is conducted across managed and non-managed sites using future climate projections to inform planning. Emergency response procedures, including safe exit routes and evacuation protocols, are regularly reviewed and updated to reflect evolving risks and lessons learned. Across both coastal and inland operations, TSFs are managed under Group-level safety and engineering standards. Global Industry Standard on Tailings Management (GISTM) assessments have been completed, including performance testing under extreme rainfall scenarios, and regular internal and external assurance checks are conducted. These risks are considered throughout the asset life cycle, from feasibility and design through to maintenance and renewal.
Health and safety risk to the workforce, and damage to mining infrastructure from extreme heat stress	
Rising maximum temperatures and more frequent heatwaves are increasing health and safety risks for our workforce, including dehydration and reduced productivity. Intense heat also affects the reliability of rail, mining and electrical infrastructure, with short-term impacts such as equipment outages and medium- to long-term effects including accelerated wear and increased maintenance costs. Productivity loss is expected to intensify in eastern Australia, New Zealand and eastern Canada by over 100% through to 2050 under a high emissions scenario, driven by increasing coastal and riverine flooding risks. Heat-related risks predominantly affect Western Australia, but remain consistently low in all regions under future emissions scenarios.	Workforce protocols are regularly updated to reflect climate projections, including acclimatisation, hydration, shaded rest areas and self-paced workloads. Electrical infrastructure is designed to meet local engineering standards and internal safety requirements, with climate resilience integrated into asset design. This includes planning for future maintenance and renewal programs to ensure continued performance under changing climate conditions. These measures are embedded across workforce planning, project design, and asset life cycle management, supporting long-term operational resilience.
Chronic	
Water shortages and seasonal variability affecting operations and energy supply	
Medium- to long-term changes in rainfall patterns and drought conditions are increasing the risk of water shortages across our operations. These shortages affect production, water treatment, dust control, environmental compliance and community relations. Seasonal changes to hydropower inflows are also impacting electricity generation and aluminium smelter operations. Financial impacts include increased operating costs and potential production losses if water availability is constrained. Drought risk has not been incorporated into the current Value at Risk (VaR) assessment, however, the existing pressures on water supply are expected to intensify as climate change drives more frequent and severe periods of water scarcity. Please see pages 47-48 for further detail on our water management risks and responses. See page 186 for the impact of water rights on our financial statements.	We manage water scarcity through a comprehensive water risk framework that guides the identification, assessment, and reduction of water-related risks across its operations. This framework ensures sufficient water availability for both operational needs and broader catchment stakeholders, even under conditions of seasonal variability and long-term climate change. Group-wide standards for water quality and management are applied consistently, supported by a centralised control library and asset-specific climate risk and resilience assessments. These measures are embedded in catchment-level planning, project design, and asset life cycle reviews, enabling proactive responses to drought conditions and shifting rainfall patterns. The approach also includes monitoring systems, forecasting tools, and adaptive infrastructure planning to support long-term water resilience.
Higher average temperatures and changing rainfall patterns impacting forest fire management and closure planning	
Over the medium to long term, there is an increased risk of wildfires due to prolonged heat and dry conditions, posing threats to workforce safety, operational infrastructure, and surrounding ecosystems. Closure objectives in terms of landform resilience and environmental management will also be impacted by these long-term climate shifts. Financial impacts include increased emergency response costs, asset damage, and long-term maintenance requirements to meet environmental obligations. Forest fires are expected to drive annualised damage risk in eastern Australia and South Africa through to 2050 under all future emissions scenarios.	Fire risks are addressed through site-specific emergency plans, fire prevention protocols, and collaboration with local authorities and Indigenous landholders. These are integrated into climate resilience planning and inform infrastructure design and maintenance to support fire-safe operations. Teams are trained in fire response, with regular drills to ensure readiness as fire-related risks increase under more extreme climate conditions. Closure planning includes climate change considerations to anticipate future conditions and guide adaptive strategies for landform design, water management, and vegetation selection. A more robust methodology is being developed to address seasonal extremes, identifying thresholds for interventions like erosion control and supplemental watering. Ongoing monitoring and periodic reviews ensure long-term resilience under changing climate conditions.

Modelling financial exposure to physical climate risk

We have continued to progress our Value at Risk (VaR) analysis by advancing physical climate change risk assessments through financial modelling at the product group level. In 2025, we completed assessments for our Aluminium & Lithium, Copper and Iron Ore product groups. These assessments consider the potential financial impacts of physical climate risks, including asset damage and expected annual downtime, providing a view on business interruption losses, thereby supporting a more robust understanding of risk exposure across key parts of our portfolio.

Our climate physical risk modelling analysis, undertaken in collaboration with an external consultant, estimated expected financial losses from damage to individual assets, across various time horizons and emission scenarios caused by physical climate hazards. This modelling process and methodology considers the following:

1) Asset portfolio: Includes a significant breadth of assets, including mining assets and critical infrastructure components integral to our operations. Only active industrial and mining facilities were modelled, including non-managed operations. Corporate offices and remote operation centres have been modelled but are not presented in this analysis. Assets in our closure portfolio have not been modelled, but are considered in bottom-up physical risk and resilience assessments.

Each asset was assigned an asset archetype to represent its vulnerability to different physical climate hazards. Archetypes reflect typical construction types and operational characteristics and are used to estimate how climate hazards may affect different components of an asset. These archetypes form the basis for calculating expected damage and productivity loss for each climate scenario and hazard.

2) Climate scenarios, time horizons and hazards: Multiple future time horizons are modelled, including 2030, 2040 and 2050. Long-term climate projections, including CMIP5 and CMIP6 datasets, were used to support hazard projections across all time horizons. Nine climate hazards are modelled in this analysis, including flooding (riverine and surface water), coastal inundation, including sea level rise, extreme heat, cyclonic wind, extreme wind, soil subsidence, forest fire and freeze-thaw.

Emission scenario	Description and outcome
Intermediate emissions scenario IPCC Representative Concentration Pathway 4.5 (RCP4.5) | SSP2-4.5[1]	Emissions peak around 2040 and then decline, reflecting moderate global mitigation efforts. Relative to the 1986-2005 period, global mean surface temperature changes are likely to be 1.1°C-2.6°C higher by 2100, resulting in moderately increased physical climate impacts.
High emissions scenario IPCC Representative Concentration Pathway 8.5 (RCP8.5) | SSP5-8.5[1]	Emissions continue to rise throughout the 21st century under limited global mitigation, and is considered a worst-case climate change scenario. Relative to the 1986-2005 period, global mean surface temperature changes are likely to be 2.6°C-4.8°C higher by 2100, leading to substantially more severe physical climate impacts.

1. In the near term, RCP and SSP projections closely align and therefore can be considered as comparable.

The intermediate scenario (RCP4.5) assumes global action begins quickly and escalates steadily, capping temperatures around 2°C through a faster transition and immediate climate action. The high-emissions scenario assumes climate action is not achieved, with emissions continuing to rise throughout the century and limited action by governments and businesses.

These scenarios enable the Group to assess the resilience of its strategy and operations by stress-testing performance under varying temperature and emissions trajectories, identifying potential vulnerabilities, and informing adaptation measures across the short-, medium-, and long-term horizons discussed on page 78.

3) Annualised damage (AD): The output of the modelling is calculated for each asset under various climate scenarios, time horizons and hazards.
Asset-specific outputs have been aggregated to the site, region and Group level. Site-level risk was calculated by combining hazard results with asset replacement values, using weighted averages where available. Where individual asset valuations were not available, site level impacts were assessed on a simple average basis. These results were then aggregated to regional level by weighting each site's results by its replacement value, providing a consolidated view of physical climate risk across broader operating areas.
AD, expressed as a percentage, represents the expected average annual damage to an asset attributable to climate-related hazards relative to a fixed value (e.g. $1 million). As such, an AD of 0.5% would mean that for every $1 million of exposure, $5,000 could be damaged, on average, in any given year.

Asset-specific outputs have been aggregated to the site, region and Group level. Risk categorisation is based on the AD values, with thresholds set at <0.2% for low AD risk, 0.2-1% for medium AD risk, and >1% for high AD risk.

4) Productivity loss (PL): Each asset is evaluated under each climate scenario, time horizon and hazard. PL, expressed as a percentage, is the average proportion of the year an asset is inoperable due to a climate-related hazard. For example, a PL of 0.5% translates to an asset losing 1.8 days of operation in a given year due to climate conditions.

Estimates consider a stationary "do nothing" approach for our operating assets and do not consider present or future controls, or adaptation or resilience projects that will likely materially impact AD or PL costs.

Due to the complexity of our value chain and the increased subjectivity of loss attribution at present, losses associated with business interruption or productivity loss are disclosed on a qualitative basis only.

Considerations and limitations

Our climate physical risk modelling acknowledges limitations and uncertainties due to the dynamic nature of the earth's climate and unpredictable future GHG emissions. These models represent plausible futures, not predictions, and are useful for assessing risks and informing strategic decisions. The accuracy of our analysis depends on the quality of asset data and assumes no changes in operations or design standards. Each asset is assigned an archetype, which may not fully capture its unique characteristic, affecting the risk profile, and site-level results may be less representative where detailed inputs were unavailable. The modelling reflects only climate-related physical hazards and current asset configurations, and does not include network effects or wider supply-chain impacts. This analysis is iterative, evolving with new insights and projections. We plan to update it regularly to reflect changes in our asset base, guiding our physical resilience program.

For more information on physical risk and resilience, see riotinto.com/climaterisk

Annualised damage risk | Group and regional


Intermediate emissions scenario
High emissions scenario
Present
2030
2040
2050
2030
2040
2050
Dominant perils
Rio Tinto Group
Africa
Soil movement
Asia
Freeze thaw
Australia East and New Zealand
Coastal inundation
Australia West
Coastal inundation
Canada East
Surface water flooding
Canada West
Riverine flooding
Europe and Middle East
Coastal inundation
South America
Soil movement
US
Riverine flooding
Low risk (<0.2%)
Medium risk (0.2–1%)
High risk (>1%)

Productivity loss results

The table above describes the risk to the portfolio as a result of annualised damage, exclusive of business interruption or productivity loss impacts. Initial analysis indicates that assets in Western Australia are most likely to be impacted by productivity losses as a result of climate change. The number of assets at risk of significant disruption is forecast to more than double under a high emissions scenario, driven by a significant rise in coastal inundation risk. Assets in Europe are not at risk of significant PL disruption in the short term, however from 2040 onwards the risk from coastal inundation increases. Sites in other regions are lower risk, with less than 1% of assets facing significant disruption from climate change, even by 2050.

Overall, RCPs used follow broadly the same trajectory to 2040 before diverging, largely owing to carbon emissions already embedded within the climate system. Therefore, physical risk impacts out to 2040 will likely remain similar across all scenarios assessed, with the level of physical risk post-2040 differentiating more strongly under each climate scenario.

Where specific impacts have been identified through our Climate Change Resilience Assessments, they have been noted accordingly. Our adaptation actions remain consistent across all scenarios, supported by investments in sustaining and development capital to embed resilience into both asset design and ongoing operations. We remain resilient to identified physical climate risks due to our robust adaptation and resilience measures.

Climate-related metrics and data

We disclose the quantitative climate-related targets we have set, supported by key metrics that help us track progress against our decarbonisation objectives and manage our climate-related risks and opportunities. We have also disclosed other sustainability-related KPIs, metrics and targets aligned with our objective of maintaining strong sustainability and social licence credentials, summarised on page 35 and detailed within the "Our approach to sustainability" section of this Annual Report. The table below presents the metrics used to assess performance against our climate-related targets.

Climate-related target[1, 2]	Climate related metric
Reduce emissions from our own operations 50% by 2030, net zero by 2050	– Scope 1 and 2 emissions from our operations
Steel value chain targets	– See Scope 3 emissions: Partner to decarbonise our value chains table below.
Alumina decarbonisation targets	
Shipping decarbonisation targets	
Procurement decarbonisation targets	
Cross-industry metrics	**Reference**
Amount and percentage of assets/business activities vulnerable to climate-related transition risks	– % and amount of Scope 1 GHG emissions covered under an emissions-limiting regulation, see table below – % and amount of hard-to-abate emissions, page 76 – % and amount of operating costs exposed to fossil fuels, page 76
Amount and percentage of business activities vulnerable to climate-related physical risks	– % and amount of assets exposed to unmitigated physical risks, see page 75, supplemented by annualised damage risk score, page 80
Amount and percentage of business activities aligned with climate-related opportunities	– Transition materials metrics: KTM and OTM production[3], page 83 – % and amount of hard-to-abate emissions, page 76
Capital expenditure, financing or investment deployed towards climate-related risks and opportunities	– Decarbonisation spend, page 58 – Transition materials metrics: capital expenditure, page 83
Internal carbon price	– See page 73 for our internal carbon price range and scenario parameters used to inform consensus price forecasts.
Percentage of executive management remuneration linked to climate-related considerations	– See pages 122-139 for our 2025 remuneration outcomes and the incorporation of climate-related measures in the STIP and LTIP.

1. For the purposes of this disclosure, a climate-related target is a specific, measurable objective that includes a defined metric, baseline, and timeframe to track progress toward reducing greenhouse gas emissions or achieving other climate outcomes. Any other goal or objective that does not include these measurable elements is referred to as a climate-related commitment, which reflects a strategic aspiration rather than a formal target, and thus is not included in this table. Although these are not classified as formal climate-related targets for purposes of this disclosure, they still represent formal commitments and are intended to hold us accountable for progress toward our stated climate objectives.
2. The targets and commitments presented relate solely to those identified and adopted by Rio Tinto. In addition to these, we seek to comply with all applicable climate-related laws, regulations and policy frameworks that contribute to national or regional climate objectives, including mechanisms such as Nationally Determined Contributions (NDCs) and the Australian Safeguard Mechanism. While these frameworks establish requirements or objectives at a jurisdictional level, they are externally defined and are therefore not presented as Rio Tinto targets.
3. We define climate-related opportunities as production and capital expenditure on key transition materials and other transition materials, as identified by the CA100+ Net Zero Standard for Diversified Mining. The global energy transition, including growth in electric vehicles and renewable energy, is driving significant demand for aluminium, copper and lithium, creating an opportunity for us to be a leading supplier of these materials.

2025 Disaggregation of total gross Scope 1 and Scope 2 (location-based) GHG emissions (equity basis)	Scope 1	Scope 2	Total
Consolidated accounting group	14.4	2.7	17.1
Other investee (e.g. investment in associate and joint venture)	9.6	5.8	15.4
Total	**24.0**	**8.5**	**32.5**

This table is the disaggregation of Scope 1 and Scope 2 GHG emissions between the consolidated accounting group and other investees. The grouping is determined by the financial definitions, but the emissions are calculated using the equity share method and percentages of emissions per site aligned with the carbon accounting protocol. Scope 2 GHG emissions are location-based.

Scope 1 GHG emissions covered under an emissions-limiting regulation (Mt CO_2e) (equity basis)	2025
Total gross global Scope 1 GHG emissions covered under emissions-limiting regulations (Mt CO_2e)	19.6
Total gross global Scope 1 GHG (Mt CO_2e)	24
% Global Scope 1 GHG emissions covered under an emissions-limiting regulation	82%

Emissions-limiting regulations applicable to Rio Tinto are listed in the *Scope 1, 2 and 3 Emissions Calculation and Climate Methodology - 2025 Addendum*, available at riotinto.com/climatereporting (page 3).

Carbon credits retired towards net emissions, actual equity basis

Project description	Carbon credit type	Project type	Mitigation activity type	Certification scheme	Location	Vintage	2025 Quantity retired for compliance	Quantity held for planned 2026 compliance (retired in 2026)[1]
Savanna fire management with Traditional Owner co-benefits	ACCU	Nature-based	Avoidance	Clean Energy Regulator	Australia	VY21-25	112,583	230,000
Human-induced regeneration	ACCU	Nature-based	Removal	Clean Energy Regulator	Australia	VY21-25	424,920	401,576
Total							**537,503**	**631,576**
Total credits counted towards net emission for the current reporting period (year ended 31 December 2025)								**1,169,079**

1. This is estimated based on our Scope 1 emissions for the period 1 July - 31 December 2025. See further required detail in our *2025 Sustainability Fact Book* (available at riotinto.com/sustainabilityreporting, tab "carbon credits"); and our 2025 *Scope 1, 2 and 3 Emissions Calculation and Climate Methodology - 2025 Addendum* (available at riotinto.com/climatereporting, page 3).

Scope 1, 2 and 3 GHG emissions – actual equity basis

Equity greenhouse gas emissions (Mt CO_2e)	2025	2024	2023	2022	2021
Scope 1 emissions	**24.0**	23.0	23.3	22.8	22.8
Scope 2: Market-based emissions[1, 2]	**7.5**	6.9	9.3	9.6	10.1
Total gross Scope 1 and Scope 2 (market-based) GHG emissions (equity basis)	**31.5**	29.9	32.7	32.3	32.9
Carbon credits[3]	**1.2**	1.0	—	—	—
Total net Scope 1 and Scope 2 GHG emissions (equity basis) (with carbon credits retired)	**30.3**	28.8	32.7	32.3	32.9
Scope 2: Location-based emissions[4]	**8.5**	7.8	7.8	8.2	8.5
Scope 3 emissions	**575.7**	569.8	572.5	572.3	558.3
Operational emissions intensity (t CO_2e/t Cu-eq)(equity)[5]	**6.1**	6.3	7.0	7.1	7.3
Direct CO_2 emissions from biologically sequestered carbon (eg CO_2 from burning biofuels/biomass)[6]	**0.8**	0.5	—	—	—

Queensland Alumina Limited (QAL) is a tolling company and is 80% owned by Rio Tinto and 20% owned by Rusal. However, as a result of the Australian Government's sanction measures, QAL is currently prevented from tolling for Rusal and Rio Tinto is currently utilising 100% of the tolling capacity at QAL. Our 2025 equity emissions and our 2018 baseline have been updated this year to include QAL emissions on the basis of Rio Tinto's 100% offtake of production.

1. Scope 2: market-based emission purchases reported as zero include Oyu Tolgoi, ISAL aluminium, Resolution Copper, Weipa, Richards Bay Minerals and Kennecott Copper with surrendered Renewable Energy Certificates (RECs). Escondida and QMM have contracts with energy attributes (EACs).
2. Scope 2: Market-based method counts commercial decisions to purchase the unique rights to renewable energy as zero emissions and applies a residual mix factor (or similar) to the remaining MWh purchased. The residual mix factor is typically equivalent to the grid intensity with renewable attributes that have been sold removed from the factor. Scope 2 emission factors are consistent with the Australian National Greenhouse and Energy Reporting Measurement Determination 2008 for Australian operations location-based reporting. For non-Australian operations, where possible, factors are sourced from public grid level data or electricity retailers. For market-based reporting, Scope 2 includes the use of RECs and all contracts where we have the exclusive rights to the renewable energy attributes. .
3. Carbon credits used towards our 2025 net emissions calculation include Australian Carbon Credit Units (ACCUs) that were retired for compliance for the period 1 January to 30 June 2025 plus a projection of the number of ACCUs we expect to retire for the period 1 July to 31 December 2025. This projection is based on our Scope 1 emissions for the period 1 July - 31 December 2025. For details, refer to the "Carbon credits" tab in our *2025 Sustainability Fact Book* (available at riotinto.com/sustainabilityreporting).
4. Location-based method reflects the emissions grid intensity of the location which the operation is located and includes the percentage of renewables that make up the total unadjusted grid intensity. Total gross Scope 1 and Scope 2 (location-based) GHG emissions (equity basis): 32.5 Mt CO2e.
5. Historical information for copper equivalent intensity has been restated in line with the 2025 review of commodity pricing to allow comparability over time.
6. GHG Protocol Corporate Accounting and Reporting Standard recommends disclosure of CO_2 emissions from biologically sequestered carbon for transparency. These are from biofuel use and are not classified as our Scope 1 emissions.

Energy - equity basis

2025 Total energy use breakdown by product group	Aluminium & Lithium	Iron ore	Copper	Other	Energy use (PJ)	Electricity generation and use (GWh)
Total energy consumed (PJ)	379.1	32.3	59.4	46.0	516.8	65,104.0
% of renewable electricity used						77%

Energy consumption includes energy from all sources, including energy purchased from external sources and energy produced (self-generated). Energy reported excludes exports of energy to third parties.

Proposed updates to the IFRS S2 Climate-related Disclosures guidance includes energy purchased under power purchase agreements (PPAs) supported by renewable energy certificates (RECs) or guarantees of origin (GOs), direct contractual arrangements for renewable electricity supply, renewable electricity from self-generation, and renewable energy consumed from biomass-based fuels. Although these revisions have not yet been formally adopted, we have updated our reporting to reflect this definition, as it provides clearer alignment with the GHG Protocol Scope 2 Guidance on what is considered renewable energy under a market-based method, as well as with our existing methodologies.

In 2025, changes were announced in relation to Minerals portfolio and alternative product group naming and structure. Lithium is added in with the renamed "Aluminium and Lithium" PG, Iron ore of Canada moved into Iron Ore, Rio Tinto Iron and Titanium, Borates and Diamonds are reported in the table above under "Other".

For a more detailed breakdown of 2025 total energy use and electricity by Product Group, see the "Energy" tab in our *2025 Sustainability Fact Book* (available at riotinto.com/sustainabilityreporting).

Scope 3 GHG emissions – equity basis

Sources of Scope 3 equity GHG emissions (Mt CO_2e)	2025	2024	2023	2022	2021
Upstream emissions					
1. Purchased goods and services	12.8	12	15.2	16.7	19.5
2. Capital goods	1.8	1.7	2.2	1.8	1.9
3. Fuel and energy-related activities	4.5	4.2	4.4	4.5	4.5
4. Upstream transportation and distribution	7.1	6.5	6.8	6.5	5.9
5. Waste generated in operations	0.1	0.1	0.1	0.1	0.1
6. & 7. Business travel and employee commuting	0.6	0.5	0.8	0.5	0.4
Downstream emissions					
9. Downstream transportation and distribution	2.9	2.1	2.4	2.3	2.7
10. Processing of sold products					
– Iron ore	398.5	395.9	399.9	386.6	364.6
– Bauxite and alumina	135.2	134.0	127.1	138.2	144.5
– Titanium dioxide feedstock	4.7	4.5	4.9	5.9	4.9
– Copper concentrate	1.1	0.7	0.5	0.5	0.5
– Salt	5.6	6.6	7.0	7.1	7.2
– Other	0.8	1.0	1.2	1.6	1.6
Total	**575.7**	**569.8**	**572.5**	**572.3**	**558.3**

Note: The sum of the categories may be slightly different to the Rio Tinto total due to rounding.

The following categories are excluded for the reasons provided:

Category 11 (Use of sold products): Not applicable since Rio Tinto does not produce fossil fuels or manufacture products applicable to this category.

Category 8 (Upstream leased assets); Category 12 (End-of-life treatment of sold products); Category 13 (Downstream leased assets); Category 14 (Franchises) - Not applicable since Rio Tinto does not lease significant upstream and downstream assets or have franchised operations. In relation to end-of-life treatment, our products, and end use materials from our products, are predominantly recycled.

Category 15 (Investments) -This category is for reporting emissions from company investments not already reported in Scope 1 and 2. Rio Tinto reports using the equity share approach, so all Scope 1 and 2 emissions from managed and non-managed investments are included in Scope 1 and 2 reporting and Scope 3 emissions within other applicable categories of Scope 3 reporting.

In 2025, Scope 3 emissions from acquired Arcadium Lithium assets were included as well as 100% of QAL.

For spend-based emissions, the currency and country-specific inflation factors have been refreshed, along with the full alignment to EXIOBASE dataset. Restatements to 2024 values are reflective of these changes.

Simandou produced first ore in 2025, emissions from produced iron ore in Simandou are not yet included in Cat 10 and Cat 4/9. This is because the production quantities used in the calculations are based on 2025 Fourth Quarter Operations Review Iron Ore Shipments.

For further details on Scope 3 reporting refer to the Scope 1, 2, and 3 Emissions Calculation and Climate Methodology 2025 Addendum (available at riotinto.com/climatereporting, pages 4-6).

Transition materials metrics

Our products are classified as key transition materials (KTM) and other transition materials (OTM), aligning with the CA100+ Net Zero Standard for Diversified Mining Companies. Iron ore and gold are classified as transition neutral materials (TNM). Of the consolidated sales revenue disclosed below, KTMs accounted for US$7,608 million (13%) in 2025 and US$4,728 million (9%) in 2024.

Commodity	Classification	Year ended 31 December	Emissions Mt CO_2e[5,6]	Production[1]	Consolidated sales revenue[2] $ millions	Capital expenditure[3] $ millions	Operating assets[4] $ millions	2026 guidance Rio Tinto production share, unless otherwise stated
Lithium[7]	KTM	**2025**	0.2	**46**	**944**	**1,365**	**9,783**	61 to 64 LCE kt
('000 tonnes)		2024	–	N/A	–	155	1,088	
Copper[8] (mined)	KTM	**2025**	2025: 0.9 2024: 1.0	**735**	**2025: 6,664** 2024: 4,728	**2025: 1,872** 2024: 2,055	**2025: 22,992** 2024: 22,124	Copper (consolidated basis): 800 to 870kt
('000 tonnes)		2024		624				
Copper[8] (refined)	KTM	**2025**		**190**				
('000 tonnes)		2024		248				
Silver (mined)	OTM	**2025**		**5,516**	**2025: 158** 2024: 98			Guidance not provided
('000 ounces)		2024		4,236				
Silver (refined)	OTM	**2025**		**1,838**				
('000 ounces)		2024		2,314				
Molybdenum	OTM	**2025**		**5**	**2025: 263** 2024: 159			
('000 tonnes)		2024		3				
Gold (mined)	TNM	**2025**		**464**	**2025: 1,922** 2024: 797			
('000 ounces)		2024		282				
Gold (refined)	TNM	**2025**		**117**				
('000 ounces)		2024		144				
Aluminium[9]	OTM	**2025**	**16.7**	**3,380**	**11,275**	**1,461**	**13,039**	3.3 to 3.5Mt
('000 tonnes)		2024	16	3,296	9,363	1,256	12,017	
Alumina[9]	OTM	**2025**	**6.4**	**7,593**	**1,272**	**289**	**689**	7.6 to 8Mt
('000 tonnes)		2024	5.7	7,303	1,522	279	804	
Bauxite[9]	OTM	**2025**	**0.9**	**62,400**	**2,848**	**231**	**2,105**	58 to 61Mt
('000 tonnes)		2024	1	58,653	2,110	159	2,289	
Minerals[10]	OTM/TNM	**2025**	**1.8**	See footnote 12	**2,702**	**349**	**3,693**	See footnote 13
('000 tonnes/carats)		2024	1.7		2,954	379	3,662	
Iron ore[11]	TNM	**2025**	**3.7**	**290,639**	**28,376**	**6,612**	**26,678**	Total iron ore sales guidance: 343 to 366Mt[14]
('000 tonnes)		2024	3.7	287,676	30,804	5,108	20,903	
Thermal and metallurgical coal	Not applicable	**2025**	–	–	–	–	–	–
		2024	–	–	–	–	–	–

1. Production figures are measured according to Rio Tinto's ownership % share of each site. For further details on the % share, see pages 276-277 where these have been highlighted.
2. Consolidated sales revenue by product, as defined within Consolidated sales revenue by product on page 180, include 100% of subsidiaries' consolidated sales revenue and Rio Tinto's share of the consolidated sales revenue of joint operations but exclude equity accounted units. The product analysis above does not include certain other products and freight services disclosed in note 6 on page 180, which are not considered material.
3. Capital expenditure by product is the net cash outflow on purchases less sales of property, plant and equipment, capitalised evaluation costs and purchases less sales of other intangible assets as derived from the Consolidated Cash Flow Statement. The details provided include 100% of subsidiaries' capital expenditure and Rio Tinto's share of the capital expenditure of joint operations but exclude equity accounted units. The product analysis above excludes amounts that are not directly attributable to individual commodities.
4. Operating assets by product recorded above are the net assets of subsidiaries, joint operations and the Group's share relating to equity accounted units adjusted for net (debt)/cash and post-retirement assets and liabilities, net of tax, after the deduction of non-controlling interests. The product analysis above excludes amounts that are not directly attributable to individual commodities.
5. Scope 1 and 2 emissions are measured on an equity basis and align to the Rio Tinto ownership % share used to record production values. For additional information on our emissions methodology, see our *2025 Sustainability Fact Book*.
6. The emissions in this table are Scope 1 and 2 GHG emissions (market-based) for the operating sites producing the commodity listed. The total differs from the full Group share reported numbers as these exclude development, closure sites, marine shipping, aluminium recycling and corporate emissions.
7. Figures exclude Jadar following the November 2025 announcement that the project will be placed under care and maintenance.
8. Copper production from Oyu Tolgoi, Kennecott and Escondida has been certified under the Copper Mark system. The Copper Mark certification for Escondida has been obtained via BHP which is the majority partner.
9. For a list of assets certified under the Aluminium Stewardship Initiative, see our *2025 Sustainability Fact Book*.
10. Minerals comprise titanium dioxide slag (OTM), borates (TNM), salt (TNM) and diamonds (TNM).
11. Iron ore production refers to saleable production, after crushing, screening and beneficiation processes. For purposes of this disclosure, Simandou's 2025 production has been included, which represents crushed ore at the mine gate.
12. 2025 mineral production is as follows:
    (a) Titanium dioxide slag, ('000 tonnes): 975 (2024: 990)
    (b) Borates ('000 tonnes): 502 (2024: 504)
    (c) Salt ('000 tonnes): 4,750 (2024: 5,823)
    (d) Diamonds ('000 carats): 4,429 (2024: 2,759)
13. Our strategic reviews are advancing as planned, with the next phase focused on identifying the best path to unlock value. As such, we will no longer provide production guidance for Iron and Titanium, and Borates, while this process is underway.
14. Wet metric tonne basis.

GHG emissions methodology

Our emissions reporting complies with the World Resources Institute (WRI) and World Business Council for Sustainable Development (WBCSD)'s Greenhouse Gas (GHG) Protocol: A Corporate Accounting and Reporting Standard (Revised Edition) (2015), GHG Protocol Corporate Value Chain (Scope 3) Accounting and Reporting Standard (2013) and the Technical Guidance for Calculating Scope 3 Emissions (version 1.0).

Emissions are reported using the equity share approach, which attributes GHG emissions according to the company's economic interest in each asset. Where ownership changes occur during the reporting year, emissions are apportioned to reflect the actual equity share over time. For consistency in tracking progress against targets, we report baseline emissions on an adjusted equity basis. This method applies our current economic interest (equity share) to all operational emissions, standardised to current corporate and asset ownership back through to the 2018 base year (adjusted equity).

Adjustments are made for acquisitions and divestments; expansions or closures do not result in changes.

Scope 1 emissions are direct GHG emissions from facilities we own or control, including fuel use, onsite electricity generation, anode and reductant use, process emissions, land management and livestock.

Emission factors are sourced from applicable national or regional reporting schemes, or from the Intergovernmental Panel on Climate Change (IPCC) Guidelines for National Greenhouse Gas Inventories, where local factors are unavailable.

Scope 2 emissions arise from purchased electricity, heat or steam. From 2023, we report Scope 2 using both the location-based method, which reflects grid emissions intensity, and the market-based method, which accounts for contractual instruments such as renewable energy certificates and exclusive energy attribute contracts. Emission factors are sourced from the National Greenhouse and Energy Reporting (Measurement) Determination 2008 for Australian operations, and from public grid data or electricity retailers for non-Australian operations.

Scope 2 emissions are reported on both an equity share and 100% managed basis (where indicated).

Scope 3 emissions are indirect GHG emissions generated as a result of activities undertaken across the value chain, either upstream or downstream of our operations. These are calculated in accordance with the GHG Protocol Corporate Value Chain (Scope 3) Accounting and Reporting Standard (2013) and supporting technical guidance. Scope 3 emissions are reported on an equity share basis and include the most material categories: processing of sold products (including iron ore, bauxite and alumina), purchased goods and services, and upstream transportation and distribution.

Total GHG emissions are calculated as Scope 1 plus Scope 2 emissions, minus carbon credits retired from recognised sources.

For further detail on calculation methodologies, key assumptions and emission factors, see our *2024 Scope 1, 2 and 3 Emissions Calculation and Climate Methodology* report and the 2025 Addendum (available at riotinto.com/climatereporting).

Scope 1 and 2 emissions: Reduce emissions from our own operations

Target details	2025 target: Reduce our net Scope 1 and 2 emissions by 15% by 2025 (relative to 2018 levels[1])
	2030 target: Reduce our net Scope 1 and 2 emissions by 50% by 2030 (relative to 2018 levels[1])
	2050 target: Net zero by 2050 (relative to 2018 levels)
Target setting	
Metric:	Operational emissions: Scope 1 and 2 GHG emissions, adjusted[1] equity basis
Objective:	Mitigation of Scope 1 and 2 GHG emissions
Scope:	Applies to our economic interest (equity share) of all operational emissions, standardised to current corporate and asset ownership in the 2018 base year (adjusted equity). Our targets cover more than 95% of our operational emissions. Scope 2 emissions are calculated using the market-based method.
Base year period:	2018
Target type:	Percentage (2030), Absolute (2050)
Influence of international climate agreements:	Targets support the Paris Agreement objectives
Approach to target management	
Third-party validation:	In 2021, KPMG provided limited assurance over the alignment of our targets with efforts to limit warming to 1.5°C. Scope 1 and 2 GHG emissions are audited to reasonable assurance annually by the third-party auditors which validates Rio Tinto's performance against target. In 2025, KPMG provided limited assurance over our 2025 progress reporting against our CAP in addition to its reasonable assurance of our Scope 1 and 2 emissions, and limited assurance of Scope 3 emissions. KPMG's statement is included at the end of the report.
Review process:	Decarbonisation review sessions are held each year as part of the regular ExCo schedule to discuss the overall decarbonisation roadmap and abatement portfolio. This includes any future changes to our targets or commitments should they be necessary.
Revisions to the target:	Any revision to the target will be disclosed and explained in the Rio Tinto Annual Report. No revisions have been made to the target in the current period.
Greenhouse gas emissions targets	
GHGs covered by the target:	CO_2, CH_4, N_2O, HFCs, PFCs, SF_6. (NF_3 is not applicable)
Gross vs. net emissions target:	Net emissions target: 50%, Gross emissions target: 40%
Sectoral decarbonisation approach:	While there is no universal standard for determining the alignment of targets with the Paris Agreement goals, we concluded that our Scope 1 and 2 target for 2030 was aligned with efforts to limit warming to 1.5°C when we set it in 2021. Our targets were not set using a sectoral decarbonisation approach as there was no sector-specific methodology then. This remains the case today.
Planned use of carbon credits:	The use of carbon credits towards our target will be limited to 10% of our 2018 baseline. In 2025, our net emissions include the use of Australian Carbon Credit Units (ACCUs) by our Australian assets to comply with the Safeguard Mechanism in the calendar year 2025.
Performance against targets	
Progress achieved Scope 1 and 2 GHG emissions (adjusted equity basis) (Mt CO_2e)[1]	Gross: 2025: 31.5 | 2024: 31.7 | 2018: 36.7 Net: 2025: 30.4 | 2024: 30.7 | 2018: 36.7 See page 55 for additional details on progress against our Scope 1 and 2 targets.

1. We adjust our baseline to exclude reductions achieved by divesting assets and to account for acquisitions. Changes to our 2018 baseline include: Acquisition of Arcadium Lithium portfolio of sites, change in equity to Winu from 100% to 70% due to the new joint venture with Sumitomo Metal Mining Co. Due to the adjusted economic interest relating to offtake of production in Queensland Alumina (utilising 100% of tolling capacity), the baseline has been updated to reflect 100% instead of 80% share.

Scope 3 emissions: Partner to decarbonise our value chains

Target details	Steel decarbonisation			
	Support our customers' ambitions to reduce their carbon emissions from blast furnace-basic oxygen furnace (BF-BOF) process by 20-30% by 2035.	Reduce our net Scope 3 emissions from IOC high-grade ores by 50% by 2035 relative to 2022.	Commission a shaft furnace (DRI) + Electric Smelting Furnace (ESF) pilot plant by 2028, in partnership with a steelmaker.	Finalise study on a beneficiation pilot plant in the Pilbara by 2026.
Target setting				
Metric:	% reduction in carbon emissions from BF-BOF process	Net Scope 3 emissions from IOC high grade ores	Commissioning status of DRI + ESF pilot plant	Completion status of beneficiation pilot study
Objective:	To partner with customers and suppliers to decarbonise the steel value chain by supporting their emissions reduction ambitions and accelerating the development and adoption of low-emissions technologies, thereby reducing our Scope 3 emissions.			
Scope:	Customer operations (Scope 1 and 2 for steelmakers using BF-BOF process)	Processing emissions from Rio Tinto IOC high-grade iron ore	Shaft furnace DRI + ESF pilot plant	Beneficiation pilot plant in the Pilbara
Base year period:	Customer specific baseline year	2022	Target date is 2028, base year does not apply	Target date is 2026, base year does not apply
Target type:	Percentage	Percentage	Action-based (engagement and process improvement, not expressed as absolute or percentage emissions reduction)	
Influence of international climate agreements:	Our Scope 3 steel decarbonisation targets and commitments have not been influenced by international agreements.			
Approach to target management				
Third-party validation:	We engage KPMG to provide limited assurance on our Scope 3 emissions calculations and progress made in relation to the 4 most significant categories of our Scope 3 footprint: steel and aluminium value chains, shipping and procurement. The assurance statement is available on page 326. Scope 3 emissions reduction targets and methodologies have not been independently validated, however, they have undergone our internal review and validation processes and are subject to regular review to ensure continued relevance. See review process below.			
Review process:	Decarbonisation review sessions are held each year as part of the regular ExCo schedule to discuss the overall decarbonisation roadmap and abatement portfolio. This includes any future changes to our targets or commitments should they be necessary.			
Revisions to the target:	The following targets have been revised in the year: – Commission a shaft furnace – direct reduced iron (DRI) + electric smelting furnace (ESF) pilot plant by 2028 (revised from 2026), in partnership with a steelmaker. – The BioIron™ pilot plant work, and associated commissioning target, has been paused. See page 65 for further detail.			
Greenhouse gas emissions targets				
GHGs covered by the target:	CO_2, CH_4, N_2O			
Gross vs. net emissions target:	Not applicable to action-based targets. All other steel decarbonisation Scope 3 targets are set on a gross basis, as we do not currently plan to use or retire carbon credits to achieve these targets.			
Sectoral decarbonisation approach:	Not applicable to action-based targets. All other steel decarbonisation Scope 3 targets have not been derived using a sectoral decarbonisation approach. Instead, we have set these targets based on what we can achieve practically and effectively under each category.			
Planned use of carbon credits:	Not planned.			
Performance against targets				
Progress achieved as at year-end:	See pages 65-67 for detail on how we are progressing against our Scope 3 targets.			

Scope 3 emissions: Partner to decarbonise our value chains (continued)

Target details	Shipping decarbonisation			Alumina	Procurement	
	Reach net zero shipping by 2050 across our shipping footprint	10% of time-chartered fleet to be running on low-carbon fuels by 2030 and progressing to 100% of time-chartered fleet by 2040	Reduce emissions intensity by 40% by 2025 and deliver 50% intensity reduction by 2030	In 2025, partner with at least 2 bauxite customers with the goal of improving energy efficiency and reducing emissions	Engage with 50 of our highest-emitting suppliers on emissions reduction	Implement decarbonisation evaluation criteria for new sourcing in high-emitting categories
Target setting						
Metric:	Net shipping emissions (Mt CO_2e)	% of time-chartered fleet operating on low-carbon fuels	Shipping emissions intensity	Number of partnerships	Number of suppliers engaged	Decarbonisation evaluation criteria for new sourcing in high-emitting categories
Objective:	To decarbonise our shipping footprint by improving energy efficiency, transitioning to low-carbon fuels, and partnering with industry stakeholders to achieve net zero shipping by 2050.			Improve energy efficiency and reduce emissions in alumina refining through technical solutions	Reduce upstream Scope 3 emissions by driving supplier accountability and integrating decarbonisation into procurement decisions	
Scope:	Emissions from the shipping of our products	Time-chartered fleet only; applies to use of low-carbon fuels	Emissions from Rio Tinto-managed bulk marine shipping	Emissions from alumina refining at customer operations processing Rio Tinto bauxite	Upstream emissions from goods and services procurement	Upstream emissions from procurement in high-emitting categories
Base year period:	No base year	No base year	2008 (IMO's baseline year)	No base year	No base year	No base year, ongoing
Target type:	Absolute	Percentage	Intensity	Action-based target (engagement and process improvement, not expressed as absolute or percentage emissions reduction)		
Influence of international climate agreements:	Our Scope 3 targets and commitments have not been influenced by international agreements.					
Approach to target management						
Third-party validation:	We engage KPMG to provide limited assurance on our Scope 3 emissions calculations and progress made in relation to the 4 most significant categories of our Scope 3 footprint: steel and aluminium value chains, shipping and procurement. The assurance statement is available on page 326. Our emissions intensity reduction target and methodology was independently reviewed and validated by DNV Maritime Advisory Services and KPMG in 2023. Other shipping decarbonisation targets and methodologies have not been independently validated, however, they have undergone our internal review and validation processes and are subject to regular review to ensure continued relevance. See review process below.					
Review process:	Decarbonisation review sessions are held each year as part of the regular ExCo schedule to discuss the overall decarbonisation roadmap and abatement portfolio. This includes any future changes to our targets or commitments should they be necessary.					
Revisions to the target:	Any revision to the target will be disclosed and explained in the Rio Tinto Annual Report. No revisions have been made to the target in the current period.					
Greenhouse gas emissions targets						
GHGs covered by the target:	CO_2, CH_4, N_2O			CO_2, CH_4, N_2O	CO_2, CH_4, N_2O, SF_6, HFCs, and PFCs.	
Gross vs. net emissions target:	All Scope 3 targets are set on a gross basis, as we do not currently plan to use or retire carbon credits to achieve these targets.					
Sectoral decarbonisation approach:	Our shipping targets have been informed by sectoral decarbonisation pathways, including those established by the International Maritime Organization and industry initiatives such as the First Movers Coalition, which guided the timing and ambition of our emissions intensity reductions and fuel transition commitments.			Alumina and procurement Scope 3 targets have not been derived using a sectoral decarbonisation approach. Instead, we have set these targets based on what we can achieve practically and effectively under each category.		
Planned use of carbon credits:	Not planned.					
Performance Against Targets						
Progress achieved as at year-end:	See pages 65-67 for detail on how we are progressing against our Scope 3 targets.					

Governance

Our reputation as a business that operates with high levels of integrity depends on the actions we take and decisions we make each day. We expect our people to uphold the highest standard of integrity, act ethically, and do the right thing for each other, for our partners and for the communities where we operate.

Transparent, values-driven performance culture

We empower our people to seek guidance when faced with ethical or business dilemmas – both to prevent incidents from occurring, and to protect them and others from harm. The way we treat our people, our partners, the environment and the communities where we work, and how we conduct business, is what makes us a responsible partner of choice.

Code of Conduct and annual training

The Way We Work is our Code of Conduct ("the Code"). It sets the foundation for doing business the right way and reflects our significant ambitions for a safe and sustainable future. Our Code applies to everyone who works for Rio Tinto, including our Board, Executive Committee, employees and third parties working under the direction of Rio Tinto.

Our employees are required to complete annual mandatory training on the Code. In 2025, we tailored the training to employee needs through adaptive learning. This training sets the foundation for how we work, guiding ethical decision making and reflecting the safe and respectful environment we want to achieve for our people. The annual training incorporates topics across all areas of the Code and is designed to help employees and contractors understand what's expected of them, providing guidance for making decisions consistent with our values of care, courage and curiosity.

The 2025 annual online training was released in September and has been completed by 21,693 employees. The offline version has been completed by 17,182 employees. Our Executive Committee attended an immersive face-to-face session on the Code.

In addition to annual mandatory Code training, the Ethics and Compliance team delivered additional risk-based face-to-face training on anti-bribery and corruption, data privacy, anti-trust and trade sanctions. A total of 7,519 employees received this training in 2025. We also provided business integrity training to our third parties on a risk basis.

For information on our Code of Conduct, see riotinto.com/ethics

Ethics & Compliance program developments

We have continued to enhance our ethics and compliance program to align with our risk profile and to changes in the regulatory landscape across the countries where we operate. During the year, we undertook a maturity assessment of our program, which concluded our program has a higher level of maturity than benchmarked peers.

In 2025, we:

- Continued to enhance our compliance monitoring framework and are in the process of implementing an analytics-driven compliance monitoring solution to complement our existing program.
- Undertook ethical perception assessments across selected sites to better understand the ethical culture and inform compliance priorities.
- Further embedded our Compliance Champions program, developing and leveraging a site-level network of employees to promote an ethical culture.
- Simplified our Data Privacy Compliance Program. This included integrating our Privacy Threshold Assessment and Privacy Impact Assessment into a single Privacy Risk Review, while continuing to ensure compliance with new and changing privacy legislation across the jurisdictions where we operate.
- Integrated Data Governance (previously within Information Systems & Technology) with Data Privacy, focusing on a business-oriented operating model and framework.
- Launched our new Third Party Risk Management (TPRM) system that introduces automated review and clearance of low-risk third parties, allowing analysts to spend more time assessing higher-risk third parties. For more information, see our *2025 Sustainability Fact Book*.
- Issued a new Sanctions & Trade Controls Standard and continued to strengthen our Sanctions Compliance Program through enhanced third-party sanctions screening processes, deep dive reviews across parts of the business with higher sanctions exposure, and increased employee training.
- Issued a new myVoice Standard covering Rio Tinto's whistleblower and confidential reporting program.

For further information on the ethics and compliance program, see riotinto.com/ethics

myVoice, our confidential reporting program

A respectful and inclusive workplace, with a strong ethical culture that reflects our values, must include a safe space where individuals can speak up with confidence and without fear of retaliation. A strong culture of speaking up enables us to identify and address potential issues swiftly, respond appropriately, minimise risk, and ensure care for our people and the communities where we operate.

The myVoice program enables confidential and anonymous reporting, including protected whistleblower disclosures. myVoice is operated by the Ethics & Compliance function, with regular reporting to the Board Audit and Risk Committee and the Group Ethics & Compliance Committee (a sub-committee of the Executive Committee).

The number of reports received to myVoice[1] continues to increase yearly, with 1,942[2] reports in 2025 (2024: 1,920). The reporting rate per 100 headcount rose to 3.41 in 2025 from 3.38 in 2024, with 51% (2024: 54%) of reporters willing to reveal their identity. The percentage of anonymous reporters has increased each year since 2022. Of the 608 reports investigated, the substantiation rate was 43% (2024: 44% of 642).[3]

myVoice by case class (and % of substantiated reports)

	2025		**2024**		2023		2022		2021	
Case rate (number of reports per 100 headcount)	**3.41**		3.38		2.91		2.81		2.57	
Reports received[1]	**1,942[2]**		1,920		1,614		1,459		1,246	
	Reports received	**Reports substantiated[3]**	Reports received	Reports substantiated[3]	Reports received	Reports substantiated	Reports received	Reports substantiated	Reports received	Reports substantiated
Business integrity	**298**	**37%**	307	42%	249	52%	210	52%	154	36%
Personnel	**1,341**	**48%**	1,340	46%	1,201	55%	1,034	65%	819	57%
Health, safety, environment	**156**	**75%**	139	52%	107	61%	120	47%	186	22%
Communities	**13**	**8%**	8	0%	5	0%	10	0%	6	0%
Information security	**53**	**30%**	55	40%	22	0%	17	67%	18	36%
Finance	**6**	**0%**	7	25%	3	50%	1	0%	0	0%
Other	**75**	**0%**	64	40%	27	0%	67	33%	63	14%

1. Each myVoice report may include multiple allegations. Where figures in this table slightly differ from previous reported periods, this can be due to factors including reopening of reports, case class reclassification, internal reviews and quality assurance processes.
2. Includes 86 reports related to the former Arcadium Lithium business, 27 received directly to myVoice platform following re-branding and formal launch of the Code of Conduct on 30 September 2025.
3. The number of reports substantiated as a percentage of total reports investigated by Ethics & Compliance. A report is substantiated if one or more of the allegations contained in the report is substantiated. Can include reports received in previous year.

Care Hub

In 2025 we continued to embed the Care Hub, which is a confidential service to access support, and explore non-investigative resolution options. Care Hub helps manage psychosocial risks, address systemic hazards and prevent harm.

The service is available to anyone directly or indirectly impacted by disrespectful or harmful workplace behaviours, such as bullying, harassment, sexual harm, racism and discrimination.

Care Hub supported 702 individuals in 2025 (up from 568 in 2024). 208 non-investigative resolutions were facilitated during the year, an increase from 167 in 2024.

For more information and periodic updates on the results of the myVoice program, visit riotinto.com/ethics

Transparency

We believe greater transparency and accountability are key to earning and building trust with partners, encouraging sustainable business practices, and translating taxes and royalties into beneficial outcomes for communities who host our operations.

Being transparent about our tax payments, mineral development contracts, beneficial ownership, and our stance on a range of other sustainability issues – such as climate change – allows us to enter into open, fact-based conversations with our stakeholders. This leads to a better understanding of everyone's roles and responsibilities.

We are a founding member of the Extractive Industries Transparency Initiative (EITI), and a signatory to The B Team Responsible Tax Principles. We report in full the requirements of the "Tax" standard (GRI 207) of the Global Sustainability Standards Board of the Global Reporting Initiative, including full country-by-country reporting.

Political integrity

We do not favour any political party, group or individual, or involve ourselves in party political matters. We prohibit the use of company funds to support political candidates or parties. Our business integrity procedure includes strict guidelines for dealing with current and former government officials and politicians. They cannot be appointed to senior employee positions or engaged as consultants without the approval of executive management and our Chief Ethics and Compliance Officer. We regularly engage with governments and share information and our experiences on issues that affect our operations and our industry.

We join industry associations where membership provides value to our business, investors and other stakeholders. We outline the principles that guide our participation and the way we engage, and a list of the top 5 associations by membership fees paid, in our *2025 Industry Association Disclosure*. We also track and disclose how we engage on climate policy issues, disclosing when the policies and advocacy positions adopted by industry associations differ materially from ours. We continue to strengthen our approach and disclosures on industry associations.

For more information, see riotinto.com/industryassociations

Voluntary commitments, accreditations and memberships

We take part in global, national and regional organisations and initiatives that inform our sustainability approach and standards, helping us better manage our risks. These independent organisations and initiatives assess and recognise our performance, and we participate in industry accreditation programs for some of our products.

For more information about our voluntary commitments, accreditations and memberships see riotinto.com/sustainabilityapproach

Our approach to risk management

To deliver our strategy, in a way that creates value for our customers, shareholders, employees and partners, it is essential that we take risks responsibly.



Image: The Safe Production System team at the Laterrière plant, Canada.

Our risk culture fosters awareness, transparency, and informed decision-making. It reflects our values, is consistent with our Code of Conduct, *The Way We Work*, and is implemented through our risk management framework. Our risk management framework includes our risk appetite, which outlines the level of uncertainty we are willing to accept to achieve our strategic objectives. It is developed with input from our leadership, approved by the Board, and is used throughout our risk management process.

This integration ensures we are effectively managing threats and opportunities to our business and host communities, as well as protecting the environments where we operate.

Our risk management process

Plan → Do → Check → Act

Plan

Define risk appetite
Define the types and amount of risk we are seeking to take to deliver our strategy.

Perform risk assessment
Identify, analyse, and evaluate risks to strategy and objectives.

Do

Perform risk management
Implement controls and actions to manage risks within appetite.

Check

Perform risk assurance
Verify controls are designed and operating effectively to manage risks within appetite. Undertake improvement actions where required.

Act

Derive risk insights
Derive insights from risk information to inform strategic and operational decisions.

Improve and embed
Build risk capability and culture so active risk management is embedded in how we operate.

Our risk management process follows international standards and operates as a Plan-Do-Check-Act cycle. This provides a systematic yet flexible approach to respond to the dynamic business environment we operate in. When identifying and assessing risk, we take into account both financial and non-financial impacts on our business and people, the environment and communities where we operate. We assess the materiality of each risk, enabling us to escalate when necessary and prioritise resources where they are most needed. We actively monitor how well we manage risks that are material to our objectives by verifying that the design of our response (actions and controls) remains resilient to changing conditions, and by checking the implementation of the response against our actual performance. We enhance the check step by applying the 3 lines of defence approach, which remains a core part of our risk management framework. We look to continually improve and strengthen our risk culture and framework through enhancing processes, tools and training.

We use an enterprise-wide risk management information system with integrated tools and applications to capture, manage and communicate material business risks. These tools support decision-making and prioritisation through transparent, up-to-date data.

Our risk management governance structure

Our risk management framework is structured to assign accountability for risks to leaders who are in the best position to address them, while offering support via specialist capabilities and expertise along with independent review and oversight.

The Board approves our risk appetite and oversees our principal risks. The Board is supported in monitoring a range of material financial and non-financial current and emerging risks by the Audit & Risk and Sustainability committees. The Audit & Risk Committee also monitors the overall effectiveness of our risk management and internal control frameworks, our principal risks and assurance activities. We are on schedule to meet the additional requirements that come into effect in 2026 under Provision 29 of the UK Corporate Governance Code (2024) with respect to assessing the effectiveness of material controls. To identify and assess our material controls, we adopted a top-down, risk-led methodology anchored to the Group's principal risks and our risk appetite. Dry run design and operating effectiveness testing of material controls was performed during 2025. We have also established a methodology for assessing any future deficiencies should they be identified. Regular updates have been provided to the Audit & Risk Committee, with the Board maintaining visibility throughout the process. In 2026, we will transition into business-as-usual, with continuous testing and monitoring. For more information see the Audit & Risk Committee report on page 115.

Pages 115-121 details the Audit & Risk and Sustainability committees' activities in 2025. The Board's extensive range of skills, experience, and knowledge contributes to a well-rounded perspective on risk management.

The Board has delegated responsibility for day-to-day management of the business to the Chief Executive, and through him, to other members of the Executive Committee under a Group delegation of authority framework. Our product groups and functions, along with risk-oversight-focused executive and operational committees, support the Chief Executive in the effective management of our material risks. Our Enterprise Risk function is responsible for defining and maintaining the Group's risk framework and methodology globally, supporting risk assessments and delivering timely insights to executives and the Board.

Under our 3 lines of defence model, all employees are empowered to own and manage the risks that arise within their area of responsibility. Our Enterprise functions are our 2nd line of defence, providing deep subject matter expertise and objective challenge. Our Internal Audit function provides independent assurance. Where required by law, or where deemed appropriate, we also engage third parties to provide independent assurance. Where risks are material to the Group, they are escalated to the Risk Management Committee and, as appropriate, to the Board or its committees.

Our risk management governance structure – *continued*


People and safety first, Operational excellence, Excel in development, Strong sustainability and social licence
Risk appetite, risk culture, values
Stakeholders
Board and Board sub-committees
Audit & Risk Committee
Sustainability Committee
People & Remuneration Committee
Nominations & Governance Committee
Chair's Committee
Delegations of authority
Chief Executive
Executive Management Committee
Aluminium & Lithium product group
Copper product group
Iron Ore product group
Group functions
1st line of defence
Executive steering committees
Risk Management Committee
Financial risks
Operational risks
Compliance and reporting risks
Portfolio and investment risks
2nd line of defence
Enterprise Risk Management
Enterprise functions with specialist capabilities and expertise
Group Internal Audit
3rd line of defence
Third-party assurance

Emerging risks

We operate in an industry where the risk environment is increasingly complex and interconnected. Our diverse portfolio and geographical footprint add to this complexity. Where sufficient information is available, we capture material risks that can impact our production, reputation and long-term prospects. These risks are outlined in the following Principal risks and uncertainties section together with key management responses to mitigate the impact or likelihood of the risks manifesting. The Board reviews these risks periodically.

Emerging risks are new or evolving risks that are highly uncertain by their nature and have the potential to significantly impact the Group. These emerging risks are typically driven by external forces, are less predictable and lack precedents, making them challenging to assess or mitigate. We monitor these risks closely for changes in the external factors and reassess them as they evolve and new information is discovered.

Geopolitical risks remain a dominant global concern. They create uncertainty through geoeconomic confrontations, tensions between major economies, regional conflicts, and sanctions which could disrupt supply chains and market access. We continue to monitor global developments closely and stress-test the resilience of our business model, including our supply chains, through scenario planning to identify, and implement where possible, potential management responses. See principal risk 3 for more details.

Climate change and the low-carbon transition remain critical emerging risks, with the potential to have a significant impact on our business and the communities where we operate. Physical risks such as extreme weather events, water scarcity, and shifting temperature patterns have the potential to disrupt production, impact supply chains, damage infrastructure and reduce workforce productivity. Transition risks continue to arise as governments and regulatory bodies implement emissions regulations and carbon pricing mechanisms, alongside growing investor and societal expectations for sustainability. These can influence market access, asset valuations and capital allocation strategies. We actively monitor and assess the potential impact of these on our operations and business through scenario planning. Where appropriate, we take a proactive approach to responding to the uncertainty. This includes committing to decarbonisation targets and associated capital expenditure, optimising our portfolio for future demand, and developing deeper understanding of exposures across the business using the latest-generation climate analytics. See principal risk 11, and our climate disclosures on page 53 for further details on our Climate Action Plan.

Artificial intelligence (AI) and advancing technologies continue to unlock transformative opportunities for businesses, driving efficiency, data-driven insights, and accelerating innovation. They also have the potential to introduce complex and evolving risks, including data privacy breaches, intellectual property challenges, misinformation and cybersecurity vulnerabilities. Emerging concerns include regulatory uncertainty and implementation of AI systems, which could impact compliance obligations or result in loss of sensitive information. Generative AI is a fast-moving and evolving technology where vendors often prioritise feature release over security. As a result, increased use of AI also comes with incremental cyber security risk. In response, our approach prioritises robust monitoring and internal upskilling to understand this evolution, supported by strong governance processes to support its use. See principal risk 13 for more details.

Principal risks and uncertainties

The principal risks and uncertainties outlined in this section could materially affect our ability to meet our strategic objectives. They could materialise from a combination of external or internal factors and manifest or escalate from any part of the business as an opportunity or threat.

To ensure we can prioritise our efforts and resources, we regularly assess the materiality of our principal risks in terms of potential consequence and likelihood. This allows us to implement responses that reduce negative impacts and realise the benefits of opportunities. These assessments, and the effectiveness of our associated responses, reflect management's current expectations, forecasts and assumptions. They involve judgement and can be affected by unexpected changes in our external environment. While we endeavour to reduce negative impacts to our business, some inherent risks remain. However, we closely monitor these threats and have developed business resilience plans.

The principal risks and uncertainties mapped below are based on our managed operations. We are also exposed to risks associated with our non-managed joint ventures which, if they arise, may have consequences on our reputation and finances. We seek to bring an equal level of rigour and discipline to our managed and non-managed joint ventures as we do to our wholly-owned assets, where possible through engagement with partners, embedded representatives and influence, in line with applicable laws and shareholder agreements.

The timeframe of our principal risks and uncertainties is within 5 years, unless explicitly stated otherwise. We frame our principal risks and uncertainties in the context of our overarching strategic objectives: People and safety first; Operational excellence; Excel in development; and Strong sustainability and social licence. These are summarised in the table below in order of consequence and likelihood.

Current assessment of principal risks and uncertainties

As of February 2026

	Principal risks and uncertainties	Objective	Oversight
1	Keeping our people safe and healthy	People and safety first	Sustainability Committee
2	Maintaining the integrity and operating performance of our assets	Operational excellence	Sustainability Committee
3	Maintaining our resilience to geopolitical events	Operational excellence Excel in development	Board
4	Meeting our evolving customer requirements	Strong sustainability and social licence Operational excellence	Audit & Risk Committee
5	Maintaining the trust of Indigenous Peoples and communities	Strong sustainability and social licence	Sustainability Committee
6	Managing our impact on the environment – water, biodiversity and nature	Strong sustainability and social licence	Sustainability Committee
7	Exercising responsible mineral asset stewardship	Operational excellence	Audit & Risk Committee
8	Maintaining effective relationships with governments and civil society	Strong sustainability and social licence	Board
9	Managing closure costs and outcomes responsibly	Operational excellence Strong sustainability and social licence	Sustainability Committee
10	Delivering value from growth	Excel in development	Board
11	Preparing our business for climate change	Strong sustainability and social licence	Board
12	Operating with integrity, and meeting legal and regulatory requirements	Strong sustainability and social licence	Audit & Risk Committee
13	Managing cyber security	Operational excellence	Audit & Risk Committee
14	Demonstrating sound financial stewardship	Operational excellence Excel in development	Audit & Risk Committee
15	Building an adaptive and resilient workforce in line with our culture and values	People and safety first Operational excellence Strong sustainability and social licence	People & Remuneration Committee


Increasing likelihood[2]
3
4
5
2
6
7
8
15
9
10
11
12
13
14
1
Very low
Low
Moderate
High
Very high
Non-financial and financial consequences[1]

1. Free cash flow or business value (net present value).
2. Considering effectiveness of existing controls.

1. Keeping our people safe and healthy

Nothing is more important than the safety, health and wellbeing of our employees and contract partners. Caring for each other is one of our values. It's part of who we are and the way we work. We are dedicated to working together to create a physically and psychologically safe and healthy workplace for everyone.

Risk oversight	Strategic objectives
Sustainability Committee	• People and safety first
Change vs 2024	Stable

Opportunities

Our people are at the heart of our business. Maintaining a safe, healthy and inclusive environment supports our ability to attract and retain exceptional talent, and allows our people to prosper and deliver superior business outcomes.

Threats

Our mining, processing and logistics activities are inherently hazardous. Our employees and contract partners are exposed to safety and health risks which may have previously caused, and have the potential in the future to result in, debilitating injuries, single or multiple fatalities, or chronic health conditions. For example:

- Mass transportation events: land (rail and road), air and marine transportation events (such as aircraft crashes, vessel collisions or groundings, train derailments and road accidents) can occur while transporting people and products across our value chain.
- Workplace exposures: such as working with and around heavy equipment, at height, with high voltage or pressurised equipment, or with exposure to hazardous chemicals or carcinogens can expose people to potentially serious injuries, fatalities or chronic health conditions.

In addition to impacting the health and wellbeing of our people, these risks can erode stakeholder confidence, expose us to legal and regulatory claims, and ultimately impact our social licence. These risks may be further heightened as we expand into more complex operating environments, work with business partners and contractors, or in response to evolving regulatory changes.

Key exposures

Mass transport (aviation and buses) at Oyu Tolgoi, Simandou, Rincon. Fall from height, falling objects, vehicles and driving and contact with electricity, which are prevalent across most of our operations. Workplace exposures to physical and chemical hazards, including carcinogens at aluminium smelters (Kitimat, Bell Bay, New Zealand, Tomago and Boyne), Oyu Tolgoi, Iron Ore Company of Canada.

Key management response includes:

We continually leverage advances in safety protocols, technologies and engineering to reduce safety and health risks to as low as reasonably practicable. We have also embedded a multi-layered approach to managing these risks, including:

- driving towards the elimination of fatalities through our Critical Risk Management program which has been implemented across all operating sites
- leveraging the Safe Production Systems (SPS) approach across the Group to improve the way we plan and execute work
- undertaking regular first-, second- and third-line risk assurance reviews across our portfolio, assessing performance against standards and procedures, leveraging our Safety Maturity Model and applying learnings from internal investigations and industry incidents to continuously improve our performance
- conducting regular training and undertaking fitness for work assessments on all employees and contractors in safety critical roles
- strengthening contractor safety by two-way learning and ensuring rigorous standards are in place and working
- maintaining a system of medical emergency response for injuries sustained at work
- conducting health risk assessments, including occupational and industrial hygiene monitoring at operational and managed assets, with continuation of medical surveillance aligned with local regulations
- collaborating across the business to improve the response to, and learn from, harmful behaviours, to reduce the risk of psychological harm to our people
- deepening partnerships with industry, contract partners, and communities to enhance safety, health, and wellbeing.

2. Maintaining the integrity and operating performance of our assets

Managing major hazard risks is essential to ensuring safe and reliable operations, preventing significant production impacts and delivering on production plans. Effective asset management supports our drive for operational excellence by managing risks and enabling consistent operational outcomes.

Risk oversight	Strategic objectives
Sustainability Committee	• Operational excellence
Change vs 2024	Increasing

Opportunities

Maintaining the integrity and operating performance of our assets supports our ability to operate with control and deliver predictable operations, which enables us to achieve results at, or above, plan to grow shareholder value. Adopting advanced technologies, including autonomy, machine learning and artificial intelligence may also add benefits to how we manage operating performance, improve safety and unlock business value. This also allows us to deliver on our People and safety first, Operational excellence, and Strong sustainability and social licence objectives.

Threats

We engage in mining, processing and logistics activities that have the potential to trigger major hazards that can cause significant harm, including the loss of lives and livelihoods, damage to personal property and sites of cultural or community significance, and irreparable damage to the environment. A major hazard event could cause significant damage to our assets, decrease mineral reserves, and disrupt our operations and value chain for a prolonged period. This would impact our financial performance and financial position, exposing us to litigation, legal action, government investigations, additional regulations or restrictions, fines and penalties, and damaging our licence to operate and reputation.

We are exposed to major hazards such as:

- process safety – eg explosions or fires
- functional safety – eg loss of control of underground hoisting devices or autonomously operated vehicles
- underground operations – eg failure in underground excavations
- slope geotechnical stability – eg slope failure in our surface mines
- tailings and water storage facilities - eg a catastrophic failure of a facility.

We rely on an expansive portfolio of complex infrastructure and assets to mine, process and transport our products. A failure to adequately maintain and operate the assets could contribute to a major hazard event, result in fatalities or damage to areas of community or cultural significance, negatively impact the environment, disrupt critical infrastructure (including shared ports, rail and roads), undermine the delivery of operational plans or reduce efficiencies. A systemic underperformance of our fleet of assets can negatively impact financial performance and organisational value.

Key exposures

Underground operations at Oyu Tolgoi, Kennecott and Diavik. Slope geotechnical risks across our surface mining operations, such as at Kennecott and our Iron Ore business in Western Australia and on the Kitimat-Kemano power line. Tailings and water storage facilities across our Aluminium, Iron Ore, Copper and Closure assets. Process safety related to operating smelters and refineries in Copper, Aluminium & Lithium and across assets in our former Minerals product group (currently under strategic review) such as Sorel-Tracy. Functional safety at our underground shaft operations in Oyu Tolgoi and Resolution, and autonomous train and haulage operations across our Iron Ore assets. Critical ports, such as Dampier in Western Australia.

Key management response includes:

To manage the risk of major hazards and optimise operational performance, we have defined, and are continually enhancing, our approach to the planning, design, construction, operation, maintenance and monitoring, of our mining, processing and logistics infrastructure. This includes:

- enhancing controls that standardise and systematise how we identify, manage and verify control performance for major hazard risks
- maintaining first and second line technical capability in surface mining, underground, processing and asset management

- undertaking regular first-, second- and third-line risk assurance reviews across our portfolio, assessing performance against standards and procedures, and leveraging learnings from industry incidents
- sharing learnings from internal and external best practices and incidents across the Group through an established community of practice to support continuous improvement and risk awareness
- publication of Tailings Facility Disclosures under Principle 15 of the Global Industry Standard on Tailings Management (GISTM) for all our tailings storage facilities
- implementation of the Safe Production System (SPS) which defines how we operate our assets, manage performance and develop and empower our people, with a focus on safety and reliability.

3. Maintaining our resilience to geopolitical events

Geopolitical tensions are creating increased volatility, characterised by conflicts, trade restrictions, protectionism and geopolitical fragmentation. Escalation of these tensions has the potential to reorganise global alliances, commodity demand and trade flows, impacting our strategic and business objectives, particularly if we fail to anticipate changes in the geopolitical environment in a timely manner. These events have the potential to disrupt key markets, operations, supply chains and investments, as well as our ability to enter new markets, and to trade freely across borders.

Risk oversight	Strategic objectives
Board	● Operational excellence ● Excel in development
Change vs 2024	Increasing

Opportunities

By monitoring geopolitical and macro-economic trends and developments, we may be able to diversify our customer base and supply chains, expand into new markets, and develop strategic partnerships to grow the value of our business and expand our competitive advantage.

Threats

Further deterioration of the global political and economic order can lead to additional trade barriers (economic sanctions, tariffs, or other trade restrictions imposed by or on countries where we operate, or into which we sell or deliver our products, or from where we procure key supplies), increased resource nationalism (royalties, taxes, direct ownership), and competition for resources. This may lead to higher costs or other limitations on our ability to conduct business freely and openly. Trade wars could lead to a drop in global gross domestic product and make it more difficult to sell our products in key markets, adversely impacting the price we obtain or the volumes we can sell for our products.

Geopolitical actions (trade policy or armed conflict) may also result in physical disruptions of shipping routes or the closure or blocking of ports or land (road and rail) logistics. This can materially disrupt our ability to sell our products or import key supplies, adversely affecting our results of operations and financial position.

Key management response includes:

To optimise our portfolio and mitigate the impact of potential disruptions, we actively monitor macro-economic and geopolitical developments and trends. This includes:

- continuing to further diversify our portfolio of markets and jurisdictions
- undertaking scenario analysis and contingency planning to support business resilience
- maintaining an integrated Government Affairs function and close collaboration with internal functions to ensure alignment across key geographies, to regularly engage with government and external experts to enhance monitoring of geopolitical developments, and to secure partnership opportunities, government support and funding for projects and operations
- a robust Country Entry Group Procedure and thorough multi-disciplinary risk assessments when pursuing new projects or business activities in new geographies
- capability to proactively monitor and mitigate against potential breaches of economic sanctions and trade controls
- maintaining an agile commercial and procurement strategy that can react swiftly to global developments.

4. Meeting our evolving customer requirements

We are focused on delivering the materials the world needs both now, and for the future. Our customers' requirements are evolving rapidly, primarily driven by decarbonisation imperatives and shifting geopolitical and global trade dynamics, and security of supply requirements. We see a need for low-carbon solutions across iron ore, aluminium, copper and lithium - materials that are also critical to the energy transition. Responding to evolving market and customer requirements is essential if we are to remain a partner of choice, retain stakeholder trust, and position our portfolio for long-term success in a low-carbon economy.

Risk oversight	Strategic objectives
Audit & Risk Committee	● Strong sustainability and social licence ● Operational excellence
Change vs 2024	Stable

Opportunities

Our global portfolio of quality assets across iron ore, copper, aluminium and critical minerals, notably lithium, enables us to access economic opportunities and remain resilient against geopolitical shifts.

We are optimising our global iron ore portfolio and will be bringing additional high-grade ore to the market, including through our Simandou project in Guinea with our first shipment achieved in December 2025. We are also proactively engaging with customers, technology providers and research institutes to develop low-carbon steelmaking pathways suited to our low-mid grade ores, protecting the future value of our Pilbara ores.

We have an opportunity to strengthen our position as the trusted partner for customers by co-creating low-carbon pathways – integrating our technical expertise, product portfolio including recycled products (eg Matalco) and process innovation with their decarbonisation ambition.

We are well placed to be a leading supplier of materials to support the energy transition, including aluminium for solar panels, and copper and lithium for electric vehicles.

Threats

Commodity prices have historically been and may continue to be subject to significant volatility. Long-term price volatility with sustained low prices or increases in costs may negatively impact our financial performance through lower revenues and compressed margins. Failure to maintain strong relationships with customers and respond to their evolving requirements may exacerbate the impact of commodity markets by reducing our market share. Factors that may contribute to this include:

- geopolitical fragmentation and rising resource nationalism could disrupt trade flows and increase compliance complexity, while the persistence of reconfigured supply chains may remain uncertain.
- adverse macroeconomic conditions could exacerbate the impact of geopolitical tensions by reducing demand for our products.
- uncertainty around the pace of transition across the steel value chain, and the implications for the quality of iron ore products required to support future low-carbon technologies, may decrease the demand for some of our products or increase our operating costs.
- our aluminium customers are also seeking low-carbon and circular solutions, while increased recovery and recycling may reduce demand for our products.

Key exposures

Pilbara low-mid grade ores. Low-carbon aluminium products

Key management response includes:

To support the evolution of customer requirements, we are focusing on several key areas. These include:

- optimising our iron ore portfolio to bring additional high-grade ore to the market (eg Simandou) and advancing low-carbon ironmaking pathways through key industry partnerships with Baowu, Nippon Steel, POSCO and others
- exploring beneficiation and modular concentrators with technology partners to upgrade Pilbara ores, to reduce impurities and increase amenability to future low-carbon steelmaking technology
- strengthening our position as a leading producer of low-carbon aluminium, combining our hydro-powered assets in Canada, including carbon-free aluminium smelting cells in Quebec, and circular supply from Matalco's recycling operations
- maintaining and deepening our position as the partner of choice with our strategic customers globally.

5. Maintaining the trust of Indigenous Peoples and communities

Strong trust-based relationships with Indigenous Peoples and local communities are a cornerstone of the way we do business. A breakdown in these relationships poses a significant threat to our projects and operations, reputation, and long-term viability. Recognising that our success is interdependent with the wellbeing and support of host communities, we prioritise building respectful partnerships that deliver tangible benefits, support community aspirations, and build the mutual trust required to achieve our strategic objectives.

Risk oversight	Strategic objectives
Sustainability Committee	Strong sustainability and social licence
Change vs 2024	Stable

Opportunities

Strong relationships with the communities where we operate provide stable operating environments and a foundation for growth. Positive, trusted relationships can lead to timely access to new resources, create predictable investment, strengthen enjoyment of human rights, and help shape mutually and equitably beneficial socioeconomic, cultural and environmental outcomes.

We have the opportunity to work closely with Indigenous Peoples to realise long-term socioeconomic, cultural and environmental benefits that also support our current and future growth plans.

Threats

Access to land and resources may be impacted if we are not considered a trusted partner that respects Indigenous and human rights, mitigates adverse social and environmental impacts, and sustainably improves social and economic outcomes in host communities.

Other potential company impacts include operational disruption, security incidents, expropriation, increased government regulation and delays in approvals, which may threaten the growth and development pipeline, investment proposition, title, carrying value of assets, and successful closure outcomes.

Business activities may also strain relationships with Indigenous Peoples, where actual or perceived damage of lands and waters or significant cultural values (cumulative or acute) occurs without consultation and consent. This may result in loss of trust with Indigenous Peoples.

Key exposures

Communities surrounding the Simandou project, Pilbara operations, Richards Bay Minerals, QIT Madagascar Minerals and Oyu Tolgoi and closure sites including Argyle, Ranger and Gove. Indigenous Peoples across our assets in Australia, Canada, Argentina and US.

Key management response includes:

We remain focused on maintaining the trust of Indigenous Peoples and the communities where we operate. Our focus is on processes such as:

- applying operating standards set out in our Code of Conduct, Communities and Social Performance (CSP) Standard and Human Rights Policy (publicly available) throughout the asset lifecycle
- expert-led social impact assessments and human rights due diligence
- developing and implementing CSP plans to drive consistent performance and monitor outcomes.
- strengthening meaningful engagement and Free, Prior and Informed Consent (FPIC) processes
- clear accountability for relationships with host communities and Indigenous Peoples residing with the asset leader
- using the Group-wide Local Voices program to listen to communities, engage more effectively and make informed decisions
- accessible grievance mechanisms with effective remedy response and improving the quality of these processes through internal training and guidance materials
- delivering sustainable, long-term social outcomes through strategic social investment, regional economic development, local procurement and mutually beneficial partnerships
- building cultural competency, and inclusive mindsets and behaviours across our leadership teams and workforce
- advancing Indigenous leadership, participation and economic development efforts and elevating the voices of our Indigenous employees
- strengthening cultural heritage management systems and embedding social considerations in approvals, closure planning and decision-making processes at all levels of the organisation, combined with FPIC informed agreements with local Indigenous Peoples
- reviewing risks to Indigenous Peoples and communities across the asset lifecycle and development projects, including mergers and acquisitions.

6. Managing our impact on the environment – water, biodiversity and nature

Producing the materials the world needs means we have an impact on the environment. We are dependent on nature to run a successful business, with many of our projects and operations in remote locations and sensitive environments. Our activities have the potential to cause harm through disturbance, emissions and water use. We recognise our responsibility to mitigate environmental impacts effectively, in line with expectations of local and other stakeholders who benefit from these shared natural resources. Our operations and projects require proactive management to minimise and restore potential impacts to water, biodiversity, land and air across the mining lifecycle and value chain.

Risk oversight	Strategic objectives
Sustainability Committee	Strong sustainability and social licence
Change vs 2024	Stable

Opportunities

By understanding specific exposures across our portfolio, our capital programs can incorporate measures to proactively minimise environmental impact. By working to avoid, minimise, remediate and then offset our environmental impacts, we aim to be responsible stewards of the minerals communities have entrusted us with and preserve our social licence while enhancing our competitive position as a responsible operator.

Threats

Mining transforms landscapes, with impacts to habitats and ecosystems across soil, flora and fauna. Several of our operations and future development opportunities exist within, or close to, sensitive biodiverse regions. Building and maintaining our social licence requires us to demonstrate our capability to manage the operational and cumulative impacts of our activities and protect ecosystems, through reliable practices and technological solutions.

Our business portfolio is changing against a backdrop of increasingly complex regulatory and stakeholder expectations, and an expanding operational footprint. Inadequate management of environmental risks may adversely affect our ability to obtain development approvals, permits or licences, expose us to litigation, erode our social licence and negatively impact our financial performance.

Water is fundamental to our business continuity and a significant ongoing interest for host communities, Indigenous Peoples, regulators and investors. Complexities for managing water across our operations and projects include water resources (operational needs, shared supply, scarcity), dewatering (access to ore, aquifer impacts), and wastewater management (quality, quantity).

Key exposures

Our operations in the Pilbara region, Guinea, QIT Madagascar Minerals, South America, and the Saguenay–Lac-Saint-Jean region.

Key management response includes:

In support of our commitment to managing our impact on the environment, we aim to protect existing areas of environment or cultural significance while continuously improving our rehabilitation methods for disturbed lands, including:

- collaborating with suppliers, customers, communities, Indigenous Peoples, governments, civil society organisations and the industry to support our environmental ambitions and align our practices with the needs of the regions in which we operate
- actively supporting and reporting our practices against industry commitments outlined in the ICMM Nature Position Statement
- disclosing our operations' surface water allocation, annual water usage and average catchment rainfall runoff, with the addition of groundwater allocation and extraction volumes in 2026
- advancing understanding of the cultural value of water through engagement with Indigenous partners and stakeholders

- entering into strategic partnerships with BirdLife International, International Union for the Conservation of Nature, Proteus and Nature Positive Initiative to inform our evolving biodiversity methodologies and disclosures
- exploring the enhancement of water management practices through desalination and water treatment plants
- undertaking long-term biodiversity studies and offset strategies to understand habitat, population and migration patterns.

7. Exercising responsible mineral asset stewardship

Our ability to convert mineral asset into Ore Reserves in an efficient and timely manner impacts our competitive advantage and licence to operate. Optimising the recovery of the underlying mineral asset and delivering the planned production underpins our business plans and ultimately our strategic objectives. Orebody knowledge and mine planning are among the most significant drivers to extracting maximum value from our mineral assets for all our stakeholders.

Risk oversight	Strategic objectives
Audit & Risk Committee	● Operational excellence
Change vs 2024	New risk

Opportunities

Our growth strategy is delivered through our ability to develop Mineral Resources and convert these to Ore Reserves more effectively than others. Strong orebody knowledge and robust mine planning support this by enabling balanced short- and long-term value delivery and enhanced strategic flexibility. This contributes to improved operational and financial performance through reduced operational variability.

Better mineral asset utilisation also lowers carbon intensity, enhances our sustainability performance and social licence, and reduces pressure on approvals.

Threats

Failure to optimise our portfolio through effective and efficient stewardship of mineral assets may adversely impact our financial performance, jeopardise our competitive advantage and impact shareholder returns. This may arise from:

- limited orebody knowledge may lead to poor mine planning and capital allocation, leaving value unextracted
- inconsistent Mineral Resource to Ore Reserve conversion can reduce project returns
- inadequate planning processes may increase operational variability.
- poor operational discipline results in deviation from optimal mining sequences and long-term value
- low orebody utilisation may impact social licence and government support amid growing resource scarcity
- delayed access and approvals could hinder orebody data collection and timely reserve conversion.

Key management response includes:

We endeavour to be responsible stewards of the mineral assets entrusted to us by undertaking and continuously improving processes such as:

- monitoring the performance of the mineral asset value chain through the development and deployment of Orebody Knowledge and Mine Plan Health metrics
- annual Orebody Health Reviews which include Mine Plan Health to highlight the importance of balancing operational performance with short- and long-term value delivery
- external disclosure and reporting of Mineral Resources and Ore Reserves governed through oversight by the Ore Reserves Steering Committee
- simplifying core processes across strategic, production planning and long-, medium- and short-term mine plans
- internal community of practice to share orebody and mine planning knowledge
- conducting technical discipline skills checks and future skills learning initiatives.

8. Maintaining effective relationships with governments and civil society

We rely on the support of, and partnerships with, governments across all aspects of our business. Governments are our partners (equity) in key projects and determine our operating and investment environment through political support, financing, licences and permits, regulation and trade policy. Civil society at local, national and international levels can influence public, policy, and investor perspectives on both the industry as a whole and Rio Tinto. Proactive relationship-building and engagement with government representatives, and influential civil society actors, across Rio Tinto's footprint is therefore vital to maintain our social licence.

Risk oversight	Strategic objectives
Board	● Strong sustainability and social licence
Change vs 2024	New risk

Opportunities

We maintain cooperative relationships with governments and civil society by fostering co-creation and aligning around shared purpose. This supports mutual value creation, enhances trust, and enables more sustainable outcomes.

Constructive, long-term relationships with governments provide stable operating environments for our assets, reduce geopolitical risks to our business, help us anticipate and positively influence policy and regulatory developments, and remove obstacles to growth opportunities.

Building collaborative relationships with civil society enhances our social licence by reducing opposition or activism at site, national and global levels. It also allows us to benefit from their subject matter expertise and builds their understanding of, and support for, our approach.

Threats

Weak relationships with governments could put key partnerships, projects and operations at risk and make Rio Tinto less able to navigate the complex geopolitical dynamics, country-specific risks, resource nationalism, and regulatory landscapes that govern how and where we operate now and in the future. This may hinder our growth agenda and negatively impact financial performance, investment returns and our financial position.

Weak relationships with civil society can lead to mistrust and opposition, influencing governments, regulators, and other stakeholders. This may reduce our access to growth opportunities, delay or derail projects, and increase costs through withdrawn support or legal action.

Our activities across multiple jurisdictions can expose us to reputational and political contagion. Our actions, relationships, or policy positions in one jurisdiction may influence perceptions and responses from governments, regulators, and civil society in other jurisdictions.

Key management response includes:

As we rely on the support of, and partnerships with governments, and productive relationships with civil society actors across all aspects of our business, we are focusing on:

- maintaining a robust Country Entry Group Procedure and undertaking thorough multidisciplinary risk assessments when pursuing new projects or business activities in new geographies
- maintaining a dedicated team to support country-specific engagement with government interlocutors at all levels in the countries where we operate or have future growth interest
- developing strong mutually beneficial partnerships with governments
- maintaining proactive regular engagement with a broad range of civil society organisations (CSOs) globally and with local civil society engagements embedded into standard operating practices in Guinea, Argentina, US and Chile
- hosting regular thematic dialogues and annual roundtables (with the Rio Tinto Board and Executive Committee members) with CSOs.

9. Managing closure costs and outcomes responsibly

We are committed to being responsible operators throughout the entire life of our assets, from discovery to closure. We maintain a sustainable business strategy by ensuring decisions that impact closure are informed by effective strategic planning and governance over the life of the asset. We continue to plan and execute closure in partnership with our internal and external stakeholders, such as host communities, Indigenous Peoples, regulators and joint venture partners, embedding closure considerations throughout the entire lifespan of our assets.

Risk oversight	Strategic objectives
Sustainability Committee	● Operational excellence ● Strong sustainability and social licence
Change vs 2024	Stable

Opportunities

Finding strategic opportunities to reduce the cost of closure through the design and operation phases.

Investing in research and development over the life of the asset to find innovative ways of managing long-term closure risks can also improve closure outcomes.

We actively assess opportunities to repurpose and reuse sites for future economic or social resilience, and we seek mutually beneficial solutions through relinquishment or divestment of closed or legacy assets.

Threats

Closure costs may increase over time due to changes in the Group's portfolio, stakeholders' and community expectations, regulations, standards, technical understanding and techniques.

Key exposures

Pilbara mines near-term closures (including Channar and Eastern Range), Gove, Argyle, Energy Resources of Australia (ERA), Mange-Garri, Diavik, as well as legacy sites.

Key management response includes:

Responsibly managing closure requires senior leadership focus and a strategic and disciplined approach. To deliver optimal closure outcomes we:

- have defined accountabilities for material closure obligations, activities and associated risks
- undertake closure planning and studies prior to closure with oversight at the appropriate levels of the business
- complete progressive rehabilitation and closure where appropriate to support our commitments to regulators, Indigenous Peoples, host communities, and other stakeholders
- actively explore cost effective solutions to closure challenges through targeted studies and projects.

10. Delivering value from growth

Delivering our growth strategy depends on our ability to develop resources faster and more competitively than others, while maintaining our social licence. Success also relies on strategic acquisitions, partnerships and effective exploration (greenfield and brownfield). Delivering value from growth requires active portfolio management directing capital toward the most value-accretive organic and inorganic growth options. Project development requires complex multi-year planning and execution and carries significant delivery risk.

Risk oversight	Strategic objectives
Board	● Excel in development
Change vs 2024	Stable

Opportunities

Active and focused exploration and business development efforts have the potential to increase or diversify our commodity resource base. Through operational efficiencies, deployment of new technologies or improved understanding of our orebodies, we may convert a greater proportion of Mineral Resource to Ore Reserve more competitively. Through strengthening partnerships with emerging regions, we may improve both speed of project delivery and capital intensity. Improving capital intensity and efficiency can improve overall business value.

Strategic acquisitions present a strategic driver for growth, portfolio renewal, and capability enhancement. When executed with discipline and insight, they can unlock access to high-quality resources, accelerate market entry, and create value through operational synergies and innovation. Acquiring assets with complementary strengths or future-facing potential can enhance our sustainability profile and position us competitively within emerging value chains.

Threats

A failure to optimise our portfolio for the commodities needed by society now and into the future could compromise our competitive advantage, adversely impacting our financial performance and shareholder returns. Factors that may contribute to this include:

- High-quality deposits are increasingly scarce, and those that are known require advances in processing technology, significant capital investment or may negatively impact our sustainability credentials.
- As studies and projects progress, they are susceptible to changes in: approvals, societal expectations, or underlying commercial or economic assumptions, which could impact economic viability. Project portfolios may be disproportionately exposed to increasing capital intensity driven by escalation and inflation.
- Acquisition-driven growth carries inherent risks, particularly in selecting the right targets, accurately assessing synergy potential, and unlocking long-term value. Misjudgements in strategic fit, cultural alignment, or integration complexity can erode expected returns. Assumptions underpinning value creation, such as cost synergies or operational improvements, may not materialise as planned.
- Partnering with other companies, business partners and contractors may accelerate growth opportunities. They may also introduce the potential for financial, reputational and legal risks if their actions are misaligned with our values and standards, particularly if we do not operate or have a controlling interest in the venture.

Key exposures

Simandou, increasing approval timeframes in the Pilbara, lithium market downturn post Arcadium acquisition, Oyu Tolgoi underground expansion, Rincon and Resolution.

Key management response includes:

Our approach to delivering value from growth requires focus on high quality deposits, delivery of projects, and, where appropriate, acquisition of assets. To do this effectively, we have implemented or are strengthening:

- due diligence and governance processes throughout the acquisition lifecycle, or when entering new partnership arrangements
- in-house capabilities, partnerships in emerging regions, and a comprehensive workforce plan to deliver growth
- disciplined capital allocation, strategic joint ventures to enhance development capabilities and reduce funding requirements, and a capital efficiency program to maximise business growth and shareholder value
- strong governance with a stage-gate approval process and in-flight project monitoring.

11. Preparing our business for climate change

Climate-related risks, both physical and transition, pose significant opportunities and challenges to achieving our strategic objectives. Transition risks arise from the shift to a low-carbon economy, such as regulatory changes, evolving stakeholder expectations, energy market volatility, and the pace of technological innovation in our industry, suppliers and our customers. Physical risks are direct impacts of climate change and increasingly affect our assets, infrastructure, communities and value chains.

Risk oversight	Strategic objectives
Board	• Strong sustainability and social licence
Change vs 2024	Stable

Opportunities

Decarbonising operations offers a strategic pathway to enhance competitiveness, by reducing exposure to fossil fuel price volatility and future carbon costs. Projects can also improve access to emerging low-carbon markets, particularly in aluminium and iron ore.

Collaborations with local partners and communities enable the development of high-integrity nature-based solutions that deliver social and environmental benefits, while generating high-quality carbon credits, complementing structural decarbonisation.

To address physical climate risks, adaptive measures integrated into capital programs strengthen asset resilience against extreme weather, water variability, and heat stress – safeguarding long-term performance.

Demonstrating leadership in climate transition enhances stakeholder trust, reinforcing our social licence and supporting strategic objectives.

Threats

Societal, political, business and investor expectations on the performance and pace of companies' ability to deliver climate actions is rapidly evolving. This may result in changes or opposing positions in the laws, regulations, and policies across the different jurisdictions where we operate. A misalignment between these expectations, laws, regulations and policies, and our performance in delivering our targets may give rise to adverse regulatory or legal responses and impair government support for our investment ambitions, impair investor confidence and the associated pricing of our securities, cause financial institutions to limit or withhold financing or impact customers' or suppliers' willingness to do business with us. This could adversely affect our financial performance and ability to deliver our growth agenda. We could also be exposed to climate-related litigation.

The carbon transition relies on new technologies, some of which do not yet exist, or which cannot economically operate at the required scale. Delays (from the failure of suppliers to deliver products, or the inability of governments or other external parties to deliver electrical grid upgrades with sufficient decarbonised power, or supply chain disruptions, or skilled labour shortages) or quality issues in securing the required renewable energy projects could hinder our progress in achieving our 2030 and beyond decarbonisation targets.

Carbon compliance costs are rising due to existing climate policies and may increase as emissions regulations tighten, and carbon pricing expands.

Acute hazards (eg heat stress) threaten safety, communities, and operational continuity, while chronic changes (eg sea level rise) strain infrastructure and workforce resilience. Recent events have exceeded climate change projections, highlighting the sensitivity of current risk analysis and the need for adaptive planning using conservative assumptions.

Key exposures

Physical climate risks across several priority assets, including Pilbara Ports, New Zealand Aluminium Smelter and hydropower at BC Works. Achieving our 2030 target is contingent on successful outcomes at our Boyne Smelters Limited (BSL) and Tomago Aluminium operations.

Key management response includes:

In preparing our business for the impacts of climate change, we have improved our disclosures, monitoring and risk assessments to strengthen our capability to manage uncertainty. This includes:

- progressing our Climate Action Plan with a pathway to achieve emissions targets, supported by dedicated capital and operational initiatives, and partnerships to accelerate decarbonisation
- aligning disclosures with leading standards (TCFD, IFRS S2/AASB S2) and integrating climate risks into business planning and decision-making
- using climate scenarios and an internal carbon cost to guide strategic planning and investments
- conducting Climate Change Resilience Assessments (CCRAs) and Critical Risk Assessments (CRA) to identify asset vulnerabilities, apply advanced analytics, and develop technical guidance for consistent physical risk management
- embedding climate resilience into major projects and assessing risks during investment due diligence.

12. Operating with integrity, and meeting legal and regulatory requirements

Our determination to deliver operational excellence and maintain strong sustainability and social licence credentials is underpinned by our commitment to act with integrity and comply with applicable legal and regulatory requirements. These expectations are outlined in our Code of Conduct (*The Way We Work*) and our Group policies, standards and procedures, published on our website at riotinto.com/policies.

Risk oversight	Strategic objectives
Audit & Risk Committee	• Strong sustainability and social licence
Change vs 2024	Stable

Opportunities

Organisations that demonstrate strong ethical governance, uphold high standards of integrity, and foster a robust ethical culture are more likely to statistically out-perform peers. This may positively impact the ability to attract and retain talent, increase investor confidence and ultimately strengthen our social licence to operate.

Threats

A serious breach in our operations, or in our value chain, of anti-corruption legislation or sanctions, data privacy, human rights, anti-trust rules, or inappropriate business conduct, could result in serious harm to our people or contractors, and significant legal, reputational and financial damage.

Key exposures

Argentina (lithium assets), Guinea (Simandou), and Mongolia (Oyu Tolgoi)

Key management response includes:

To continue to operate with integrity, we are embedding, or have embedded:

- clear accountabilities and adequate oversight across the Group at an executive and operational level
- a risk-based Business Integrity Compliance Program across the Group that is designed and updated based on regulator guidance and legal developments
- a dedicated Third-Party Risk Management capability to undertake proactive due diligence and ongoing monitoring to support legal compliance
- training on our compliance program requirements and regulatory obligations to employees working in high-risk roles and high-risk third parties performing services on our behalf
- monitoring of internal compliance with our policies, standards and procedures
- dedicated legal teams to support our business to identify, understand and comply with current and emerging regulatory obligations
- dedicated Litigation & Regulatory team, and specialist capabilities and expertise, for anti-bribery, corruption, data privacy, trade sanctions and export controls, human rights and competition
- a confidential speak-up program, myVoice, and our Care Hub program, which provides support and non-investigative resolution options, ensuring those with the courage to speak up do so without fear of retaliation
- integrating our commitments to human rights standards into our business plans and actions, including the United Nations Guiding Principles on Business and Human Rights
- implementing the Voluntary Principles on Security and Human Rights.

13. Managing cyber security

The cyber threat landscape is evolving, with new and increasingly sophisticated threats emerging continuously. Effective management of cyber security risk enables us to adapt to new threats, protect our systems and people, comply with data privacy requirements and sustain operational resilience.

Risk oversight	Strategic objectives
Audit & Risk Committee	● Operational excellence
Change vs 2024	Stable

Opportunities

The value of a robust cyber security capability extends beyond the protection of our information, assets, and people. It supports our ability to rapidly adopt new technology solutions, which may include artificial intelligence, that have the potential to unlock value through improved efficiency, better insights and improved control.

Our robust cyber security capability also underpins business continuity by ensuring resilience against operational disruptions. Requests for information to substantiate Rio Tinto's cyber security capabilities have become more frequent and detailed as our customers look to understand their supply-chain risk.

At the same time, global regulators and ratings agencies are raising expectations, and new requirements for public disclosure of cyber security incidences are emerging. This presents an opportunity to strengthen our sustainability credentials, as well as enhance our customer value proposition.

Threats

Cyber threats are evolving and becoming more advanced, including through the use of artificial intelligence to bypass security controls. Cyber incidents can occur due to malicious external or internal attacks, either directly or through third-party business partners. They may also arise from inadvertent human error.

A successful cyber attack has the potential to disrupt critical systems at one or more of our assets, which may reduce operational productivity and cause workforce disruption, adversely impact the safety and health of our people, result in environmental damage or expose sensitive personal or commercial information related to customers, contractors, employees or suppliers. Such disruptions, or unauthorised publication of exfiltrated data following a data breach, may adversely affect our financial performance and expose us to fines, penalties, litigation, regulatory or government action and attract negative media attention impacting our reputation.

The rise of digitisation has driven greater convergence and connectivity between traditional information technology (IT) and industrial and operational technology (I&OT) environments. This increases our attack surface and introduces new vulnerabilities, particularly as we adopt emerging, autonomous or disruptive technologies, which may include artificial intelligence, to automate and inform our decision-making and operating environment.

Key exposures

Our greatest exposures continue to be through our global ecosystem of third-party suppliers, and the rapid development of new projects, with an increasing reliance on technology.

Key management response includes:

Recognising the persistence of cyber threats to our business globally, we:

- operate a Cyber Security function and program of work with an ongoing focus on our cyber security controls, aligned to the evolving threat environment
- maintain external relationships with global government intelligence agencies to gain extensive cyber threat intelligence information
- apply "secure by design" principles, and both proactively and strategically review key cyber security risk areas within the organisation, to identify and enable risk avoidance and mitigation
- strengthened our I&OT environment with investments in end point detection, network segregation, and identity and access management
- established programs to further the awareness and skills of those who play a part in maintaining the integrity and resilience of our technology environments
- engage external expertise to undertake simulated adversarial testing ("red team" activity) as well as assess and benchmark our environment against the National Institute of Standards and Technology's Cyber Security Framework (NIST CSF) 2.0. These recurring assessments are used to inform and monitor the uplift of our maturity, as well as to identify improvements to our cyber security controls.

14. Demonstrating sound financial stewardship

We are committed to maintaining financial flexibility to ensure resilience as we operate through the cycle, absorb market volatility and withstand economic shocks, while delivering long-term value and executing our strategy. This is achieved through disciplined financial management, a strong balance sheet, and prudent capital allocation, underpinned by our focus on unlocking the full potential of our portfolio of assets and growth options.

Risk oversight	Strategic objectives
Audit & Risk Committee	● Operational excellence ● Excel in development
Change vs 2024	Stable

Opportunities

Disciplined capital allocation enhances our resilience and allows us to act opportunistically through the cycle.

Operating our assets to consistently and reliably deliver outstanding safety, engagement and production results enables us to remain cost competitive.

A robust financial and operational position provides a solid foundation for engaging with stakeholders, including through joint ventures and strategic alliances.

Threats

A deteriorating economic or political environment could arise from or be compounded by events such as:

- falling commodity prices (reduced cash flows and profitability)
- trade actions (increased tariffs, retaliations, input costs inflation and sanctions)
- creeping expropriation and liquidity constraints (restricts access to funding, increases cost of capital).

These may impact our financial performance and operating resilience.

Operational and capital project plans are approved based on assumptions, including price and economic assumptions, Resource and Reserve estimates, and stripping, waste volume and productivity estimates. Actual performance may differ significantly as a result of a range of factors, including weather or natural disaster-related disruptions, workforce or community action, supply chain disruptions, operational incidents and asset failures. Significant underperformance to plan may negatively impact financial performance, the financial returns on investments and ultimately shareholder returns.

Failing to prevent breaches of international standards, regulations or governance obligations, such as external misstatements, inaccurate financial or operational reporting, or a breach of our continuous disclosure obligations, could impair investor confidence and our reputation, and attract fines, penalties, litigation and regulatory action.

Key management response includes:

To maintain sound financial stewardship, we:

- strive to maintain a strong balance sheet underpinned by disciplined capital allocation through a robust investment governance process, prudent financial policies and a payout-based shareholder returns policy
- strive to maintain a strong investment grade credit rating and sustainability credentials to ensure continued access to diverse funding sources
- strive to achieve operational excellence, including through the implementation of our Safe Production System which aims to transform how we operate our assets, manage performance and develop and empower our people, with a focus on safety and reliability
- maintain a robust governance and risk management framework with clear accountabilities and executive oversight across material financial and non-financial reporting, operational, compliance and disclosure risks.

15. Building an adaptive and resilient workforce in line with our culture and values

Delivering our strategy relies on a skilled, engaged and inclusive workforce that operates safely, collaboratively and in alignment with our values. Our ability to attract, develop and retain the right people, foster respect and inclusion, maintain constructive labour relations, and support workforce health and wellbeing – including psychological safety and adaptability to change – underpins our operational performance, safety outcomes and social licence to operate.

Risk oversight	Strategic objectives
People & Remuneration Committee	● People and safety first ● Operational excellence ● Strong sustainability and social licence
Change vs 2024	Stable

Opportunities

Strengthening leadership capability, workforce planning and our approach to inclusion will enhance performance, engagement and long-term resilience. Continued investment in early careers, upskilling and reskilling will build the critical capabilities needed to deliver our strategy and maintain operational excellence.

We are embedding inclusion across hiring, development and promotion to attract diverse talent and strengthen our culture. We believe that wellbeing and engagement initiatives, flexible work and external partnerships can support retention, broaden access to talent, and enhance our position as an employer of choice.

Fostering open dialogue with our people and aligning our employee relations practices with our company values reinforces trust, stability and workforce resilience.

We are also accelerating automation and advanced technologies to reduce reliance on scarce skills and enable safer, higher-value work. This supports productivity, role redesign, and future-fit talent attraction.

Threats

Failing to attract and retain critical talent can erode our capabilities and culture, and hinder our ability to achieve our strategic objectives. Tight labour markets and competition for core and differentiating capabilities, particularly in regions with limited local talent pools or lower brand recognition, may lead to elevated turnover, role vacancies and greater reliance on contractors, impacting productivity, safety performance and cost efficiency.

Failing to respond to evolving societal expectations around inclusion, wellbeing and purpose may lead to lower engagement, reduce discretionary effort and adversely impact our reputation.

An evolving industrial relations landscape across our operating regions presents continued challenges in sustaining constructive engagement and compliance. Legislative changes, workforce activism and divergent union expectations may lead to disputes, operational disruption and reputational impacts. This could negatively impact our financial performance and the anticipated financial returns on investments.

Key exposures

Availability of critical capabilities and industrial relations volatility.

Key management response includes:

To continue to build and maintain an adaptive and resilient workforce, culture and organisation we are:

- strengthening enterprise-wide workforce planning to build critical capability and resilience, focusing on skills essential to Rio Tinto's strategy, operational excellence and long-term growth
- embedding inclusion across all people processes – recruitment, development and promotion – to broaden access to diverse talent and foster a culture of belonging and performance
- developing leadership capability and accountability through targeted programs that reinforce inclusive, values-based behaviours
- building robust Employee Relations/Industrial Relations organisational capability needed to operate confidently within varying legislative and industrial contexts, applying consistent principles in how we engage with our workforce
- investing in future-ready skills and pathways through graduate, apprenticeship and local employment programs, alongside reskilling initiatives that prepare the workforce for automation and technology-enabled change.

Longer-term viability statement

Context

Our business model forms the foundation for delivering our strategic objectives, as outlined on page 12. Our planning process incorporates detailed modelling of macro-economic scenarios and applies a range of assumptions that reflect both internal dynamics and external market factors. Within our risk management framework, we actively monitor, evaluate, and mitigate principal risks to ensure the resilience of our business plan and underlying model.

Viability assessment process and key assumptions

The assumptions underpinning our business plan and macro-economic forecasts are most reliable over the initial 3-year period. Our longer-term viability assessment extends to the first 5 years (2026–2030) of the plan, enabling a detailed evaluation of risks that could materialise early on and allowing us to stress test the plan for potential challenges emerging later in the period, albeit with a lower degree of certainty.

The Principal risks and uncertainties section outlines risks that could materially affect our performance, prospects, or reputation. For the viability assessment, we focused on those risks with the potential to significantly impact the Group's liquidity and solvency, while also considering non-financial implications.

We estimate the financial impact of each risk using internal macro-economic and business analysis, supported by benchmarking against comparable internal and external data. Where appropriate, a probabilistic approach was applied to quantify risk exposure and potential outcomes.

The first 5 years of the Group's business plan were stress tested against these risks to evaluate their effect on long-term viability, including the potential need for additional financing facilities. Beyond liquidity and solvency, the assessment also considered other key financial metrics, such as dividend capacity, all of which were subjected to robust stress testing.

Results of assessment

The Group's balance sheet strength and liquidity are able to absorb the financial impact of each of the scenarios modelled in the stress and sensitivity analysis.

We have a suite of management actions available to preserve resilience through the period of assessment, including accessing lines of credit, reducing organic and inorganic growth capital expenditure and raising capital. The viability of the Group under all the scenarios tested remained sound.

The resilience of the Group's business model is largely underpinned by 4 factors:

- the competitive position and diversification of our commodities portfolio
- our disciplined capital allocation framework and commitment to prudent financial policy
- the payout shareholder return policy being based off underlying earnings
- the focus on sustainability and strengthening our social licence, which allows for growth and maintaining access to debt capital and bank loan markets.

Therefore, considering the Group's current position and the robust assessment of our emerging and principal risks, the Directors have assessed the prospects of the Group over the next 5 years (until 31 December 2030) and have a reasonable expectation that we will be able to continue to operate and meet our liabilities as they fall due over that period.

In the long term, there are 5 principal risks with long-dated consequences that could have a material impact on our viability:

- meeting our evolving customer requirements
- managing our impact on the environment - water, biodiversity and nature
- exercising responsible mineral asset stewardship
- managing closure costs and outcomes responsibly
- delivering value from growth

The Principal risks and uncertainties section provides further details including current management responses.

Longer-term viability assessment scenario description

Scenario 1	**Scenario 2 (cluster event)**	**Scenario 3**
The occurrence of independent and correlated global risks resulting in a major protracted macroeconomic crisis within the next 5 years.	A catastrophic event occurs, resulting from a major operational incident such as a tailings and water storage facility failure, extreme weather event, underground or geotechnical event or a cyber event that impacts operational systems. It assumes multiple fatalities, disruption to operations and significant financial impacts. We have assumed 3 such events occur within the assessment period, each with significant but varied impacts.	A risk driven by evolving societal expectations and changing laws affecting the timelines for delivering sustaining or growth projects. We have assumed an impact on our near-term key projects and considered available alternatives. The financial impact assumed here is in addition to any non-financial impact, such as reputational harm.
Related principal risks		
3: Maintaining our resilience to geopolitical events **14:** Demonstrating sound financial stewardship	**2:** Maintaining the integrity and operating performance of our assets **13:** Managing cyber security	**5:** Maintaining the trust of Indigenous Peoples and communities **8:** Maintaining effective relationships with governments and civil society **10:** Delivering value from growth

Five-year review

Selected financial data

The selected consolidated financial information below has been derived from the historical audited consolidated financial statements of the Rio Tinto Group. The selected consolidated financial data should be read in conjunction with, and qualified in their entirety by reference to, the 2025 financial statements and notes thereto. The financial statements as included on pages 157-229 have been prepared in accordance with International Financial Reporting Standard (IFRS) as defined in "The basis of preparation" section to the financial statements on page 158.

Rio Tinto Group

Income statement data

For the years ending 31 December **Amounts**	**2025** **$m**	2024 $m	2023 $m	2022 $m	2021 $m
Consolidated sales revenue	57,638	53,658	54,041	55,554	63,495
Group operating profit[1]	14,936	15,653	14,823	19,933	29,817
Profit after tax for the year	10,249	11,574	9,953	13,048	22,597
Basic earnings for the year per share (US cents)	613.7	711.7	620.3	765.0	1,304.7
Diluted earnings for the year per share (US cents)	608.4	707.2	616.5	760.4	1,296.3
Dividends per share					
Dividends declared during the year					
US cents					
– interim	148.0	177.0	177.0	267.0	376.0
– interim special	–	–	–	–	185.0
– final	254.0	225.0	258.0	225.0	417.0
– special	–	–	–	–	62.0
Dividends paid during the year (US cents)					
– ordinary	373.0	435.0	402.0	684.0	685.0
– special	–	–	–	62.0	278.0
Weighted average number of shares basic (millions)	1,624.0	1,623.1	1,621.4	1,619.8	1,618.4
Weighted average number of shares diluted (millions)	1,638.0	1,633.4	1,631.5	1,629.6	1,628.9
Cash flow statement data					
Net cash generated from operating activities	16,832	15,599	15,160	16,134	25,345
Balance sheet data					
Total assets	128,102	102,786	103,549	96,744	102,896
Share capital/premium	7,834	7,593	7,908	7,859	8,097
Total equity/net assets	67,024	57,965	56,341	52,741	57,113
Equity attributable to owners of Rio Tinto	62,203	55,246	54,586	50,634	51,947

1. Group operating profit includes the effects of charges and reversals resulting from impairments (other than impairments of equity accounted units) and profit and loss on consolidation and disposal of interests in businesses. Group operating profit amounts shown above exclude equity accounted operations, finance items, tax and discontinued operations.

Directors' approval statement

This Strategic report is delivered in accordance with a resolution of the Board, and has been signed on behalf of the Board by:



Dominic Barton
Chair

19 February 2026


HITACHI

Directors' report

Image: West Angelas iron ore mine, Australia.

Chair's introduction

Over 2025, as a Board, we spent much of our time considering how Rio Tinto can unlock its full potential, as it moves into a new chapter of delivery and growth.

Our focus was on ensuring the business was equipped to respond to rising demand in an increasingly uncertain and complex world – with the right portfolio of assets and commodities, strong social licence and an engaged workforce.

In this report we set out the Board's activities over the past year. We also describe the structures and processes that underpin effective oversight and strengthen decision-making. Together, they ensure the Board focuses on the right issues, at the right time, informed by the right people and insights.

Our Board members have depth and diversity of experience and come from a variety of professional backgrounds. This breadth of perspective is particularly important as we move into a new phase for Rio Tinto, with a mission of becoming the most valued metals and mining business.

This year reminded us that safety needs to remain central to everything we do.

Following the tragic death of Mohamed Camara at Simandou, the Board and Sustainability Committee reflected deeply on the need to eliminate fatalities and ensure every colleague goes home safe every shift, every day. Our thoughts are with all those affected by this tragedy and by the devastating death of a colleague at the SimFer mine site on 14 February 2026.

In the first half of the year, the Board worked closely with the Executive Committee to complete the Arcadium transaction. This has resulted in Rio Tinto holding a world-class portfolio of lithium assets, at a time when demand continues to grow rapidly. The Board saw the impact of this work first hand during our visit to Argentina at the end of the year.

Another significant area of focus in 2025 was identifying Jakob Stausholm's successor.

Jakob made a significant contribution to Rio Tinto at a critical time in its evolution and the Board is thankful for his leadership.

Simon Trott's appointment at our July Board followed a rigorous search process led by the Nominations & Governance Committee. Its objective was to identify a successor with the right attributes to lead Rio Tinto into its next phase. This process built on routine succession planning work undertaken over the previous 3 years and included potential internal and external candidates.

At the July meeting we also approved changes to Rio Tinto's operating model and executive team and set out our goal of creating a stronger, sharper, simpler way of working across the business.

Central to this work are our people, who are critical to Rio Tinto's success. Throughout 2025, the Board maintained close oversight of efforts to build a more engaged and diverse workforce and to continue strengthening our culture. More detail on the actions we have taken in this respect can be found in the report on page 111.

The Board's oversight of organisational culture was reinforced through regular, direct engagement. Over 2025, Board members connected with colleagues via town halls and Q&A sessions. I also had the opportunity to meet many colleagues on my 18 visits to Rio Tinto sites and offices around the world. Those conversations were a valuable opportunity to connect with colleagues and hear their thoughts and concerns.

Our engagement also extended beyond our organisation.

In 2025, Board members also carried out meetings with customers, suppliers, investors and other stakeholders – including in China, Australia, Canada, Guinea, Mongolia, South Africa, the US and, as previously mentioned, Argentina. The new perspectives that Board members bring to our discussions following these meetings play an important role in shaping decision-making.

Good governance is a critical factor in any organisation's success – all the more so in a fast-changing world.

Over the year, we have again evolved our governance arrangements as part of our commitment to continuous improvement.

The updated *UK Corporate Governance Code*, which sets expectations for trust, accountability and transparency on a comply-or-explain basis, has further sharpened our focus on internal controls. More detail on our approach is set out in the Audit & Risk Committee report.

As I said a year ago, the size of the Board peaked at 14 Directors in 2024 as we retained the expertise of longer-serving Directors during a period of transition.

That transition concluded in 2025 with Sam Laidlaw, Kaisa Hietala, Simon Henry and Martina Merz stepping down from the Board.

I would like to thank each of them for their contributions to the Board and to Rio Tinto. It is never easy saying farewell to colleagues of such high quality. However, now with a Board comprising 10 Directors, we are well aligned with Simon Trott's drive to create a stronger, sharper, simpler way of working across the business.

Looking ahead, the Board will continue to approach its role with discipline and care, supporting the executive team as Rio Tinto moves into its next phase of growth.

I am very grateful to my fellow Board members for the hard work, energy and commitment they have demonstrated throughout the year.

Dominic Barton
Chair

19 February 2026

Governance framework

Our Board is structured to support good governance, which means considering the right things, at the right time, with the right people and insights. Our framework also helps the Board support the executive team, and strengthen our strategic focus.

Board of Directors

We believe good corporate governance supports high standards of business conduct and helps ensure the long-term success of our business – and our Board is structured to uphold this.

Audit & Risk Committee
Helps the Board monitor decisions and processes designed to ensure the integrity of financial reporting, the independence and effectiveness of the external auditors, and robust systems of internal control and risk management.
See page 115

Nominations & Governance Committee
Helps the Board determine Board and committee composition to ensure the right balance of skills, experience, and background, and oversees succession, director development, and governance arrangements and disclosures.
See page 113

People & Remuneration Committee
Helps the Board ensure the Remuneration Policy and practices reward employees and executives fairly and responsibly, with a clear link to corporate and individual performance, and focuses on people and culture.
See page 122

Sustainability Committee
Helps the Board oversee the Group's integrated approach to sustainability and strategies designed to manage safety and health, and social and environmental risks, including management processes and standards.
See page 120

Chair's Committee
Supports the functioning of the Board and will consider urgent matters between Board meetings.

Chief Executive
Has delegated responsibility for the executive management of Rio Tinto, consistent with the Group's purpose and strategy, and subject to matters reserved for the Board, as set out in the Schedule of Matters Reserved for the Board and in accordance with the Group's delegation of authority framework.

For more information and to view the Board Charter – outlining the Board's role and delegation to management – the schedule of matters reserved for the Board, and committee terms of reference see riotinto.com/corporategovernance

Executive Committee

The Executive Committee supports the Chief Executive in delivering strategy, annual plans and commercial objectives, and in managing the financial and operational performance of the Group.

A number of executive level committees support the Chief Executive in the performance of his duties. The key committees are as follows:

Investment Committee
Reviews proposals on investments, acquisitions and disposals. Approves capital decisions within delegated authority limits, and otherwise recommends matters for approval to the Board, where appropriate.

Capital Committee
Reviews proposals for investments that are not strategically complex. Focused on capital approvals supporting the continuity, asset health, decarbonisation and closure programs of existing businesses and approved growth projects.

Risk Management Committee
Oversees the management and mitigation of the principal risks that could materially impact the Group's business objectives and exceed its risk tolerances.

Ore Reserves Steering Committee
Responsible for standards and control procedures in the Mineral Resources and Ore Reserves estimation and disclosure process. Ensures that they are effective in meeting internal objectives and regulatory requirements.

Closure Steering Committee
Oversees the process and controls designed to manage the material risks related to rehabilitation, closure and legacy operations.

Disclosure Committee
Reviews and approves the release of all significant public disclosures on behalf of the Group. Oversees the Group's compliance with its disclosure obligations in accordance with all relevant legal and regulatory requirements, including processes to ensure such disclosures are accurate and timely.

Board of Directors

Rio Tinto plc and Rio Tinto Limited have a common Board of Directors. The Directors are collectively responsible for the stewardship and long-term sustainable success of the Group.



Dominic Barton BBM
Chair

BA (Hons), MPhil. Age 63. Appointed April 2022; Chair from May 2022.

Skills and experience

Dominic spent over 30 years at McKinsey & Company, including 9 years as the Global Managing Partner, and has also held a broad range of public sector leadership positions. He has served as Canada's Ambassador to China, Chair of Canada's Advisory Council for Economic Growth, and Chair of the International Advisory Committee to the President of South Korea on National Future and Vision. Dominic brings a wealth of global business experience, including deep insight of geopolitics, corporate sustainability and governance. His business acumen and public sector experience position him to provide balanced guidance to Rio Tinto.

Current external appointments

Chair of LeapFrog Investments and Asia House.



Simon Trott
Chief Executive

BSc (Agric) with Honours. Age 51. Appointed August 2025.

Skills and experience

Simon has more than 25 years' experience in operating, commercial and business development roles across a range of commodities and geographies at Rio Tinto.

Since joining, Simon has led businesses including Salt, Uranium, Borates and Diamonds. He has been an Executive Committee member since 2018, most recently as Chief Executive, Iron Ore, and previously as Rio Tinto's first Chief Commercial Officer.

Simon is focused on building a performance culture grounded in clear values. His priorities are delivering new standards of safety and operational excellence, investment discipline and creating long-term value by working closely with customers, partners and communities.

Current external appointments

None.



Peter Cunningham
Chief Financial Officer

BA (Hons), Chartered Accountant (England and Wales). Age 59. Appointed June 2021.

Skills and experience

As Chief Financial Officer, Peter brings extensive commercial expertise from working across the Group in various geographies. He is strongly focused on the decarbonisation of our assets, investing in the commodities essential for the energy transition, and delivering attractive returns to shareholders while maintaining financial discipline. Peter has been with Rio Tinto for over 30 years, during which he has held a number of senior leadership roles, including Group Controller, Chief Financial Officer – Organisational Resources, Global Head of Health, Safety, Environment & Communities, Head of Energy and Climate Strategy, and Head of Investor Relations.

Current external appointments

None.



Dean Dalla Valle
Independent Non-Executive Director

MBA. Age 66. Appointed June 2023.

Skills and experience

Dean brings over 4 decades of operational and project management experience in the resources and infrastructure sectors. He draws on 40 years' experience at BHP where he was Chief Commercial Officer, President of Coal and Uranium, President and Chief Operating Officer Olympic Dam, President Cannington, Vice President Ports Iron Ore and General Manager Illawarra Coal. He has had direct operating responsibility in 11 countries, working across major mining commodities and brings a wealth of experience in engaging with a broad range of stakeholders globally, including governments, investors and communities. Dean was Chief Executive Officer of Pacific National (2017–21).

Current external appointments

Chair of Hysata.



Susan Lloyd-Hurwitz
Independent Non-Executive Director

BA (Hons), MBA (Dist). Age 58. Appointed June 2023.

Skills and experience

Susan brings significant experience in the built environment sector with a global career spanning over 30 years. Most recently Susan was Chief Executive Officer and Managing Director of Mirvac Group for over a decade. Prior to this, she was Managing Director at LaSalle Investment Management, and held senior executive positions at MGPA, Macquarie Group and Lendlease Corporation.

Current external appointments

Chair of both the Australian National Housing Supply & Affordability Council and the Australian Centre for Gender Equality and Inclusion @ Work Advisory Board, Non-Executive Director of Macquarie Group, Member of the Sydney Opera House Trust, Global Board member at INSEAD and Fellow of the University of Sydney Senate including Chair of the Senate Building and Estates Committee.



Jennifer Nason
Independent Non-Executive Director

BA, BCom (Hons). Age 65. Appointed March 2020.

Skills and experience

Jennifer has 39 years' experience in corporate finance and capital markets. She was the Global Chair of Investment Banking at JP Morgan, based in the US until she retired in February 2025. At JP Morgan, she led the Technology, Media and Telecommunications global client practice for 20 years. She also worked in the metals and mining sector team in Australia, co-founded and chaired the Investment Banking Women's Network, and sat on the Executive Committee for the Investment Bank.

Current external appointments

Co-Chair of the American Australian Business Council, Non-Executive Director at Accenture, Trustee of Dodge and Cox, Member of the Board of GoopKitchen.

Board changes

The following directors stepped down during the year: Sam Laidlaw and Kaisa Hietala on 1 May 2025; Simon Henry and Martina Merz on 23 October 2025.

Past external appointments over the last 3 years

For details of each Director's previous directorships of other listed companies see the Directors' report on page 153.



Joc O'Rourke

Independent Non-Executive Director

BSc, EMBA. Age 65. Appointed October 2023.

Skills and experience

Joc has over 35 years' experience across the mining and minerals industry. He was the Chief Executive Officer of The Mosaic Company, the world's leading integrated producer and marketer of concentrated phosphate and potash, from August 2015 to December 2023. He also served as President of Mosaic until recently and previously held roles there including Executive Vice President of Operations and Chief Operating Officer. Prior to this, he was President of Australia Pacific at Barrick Gold Corporation, leading gold and copper mines in Australia and Papua New Guinea. Joc is known for his deep knowledge of the mining industry, and passion for improving safety and operational performance.

Current external appointments

Independent Non-Executive Director at The Toro Company and The Weyerhaeuser Company.



Sharon Thorne

Independent Non-Executive Director

BA (Hons), FCA. Age 60. Appointed July 2024.

Skills and experience

Sharon has extensive experience of auditing and advising clients across a broad range of sectors. She had a 36-year career with Deloitte, becoming an audit partner in 1998. During her time at Deloitte, she held numerous Executive and Board roles before becoming Deputy CEO Deloitte North-West Europe in 2017 and Global Chair from 2019, before retiring at the end of 2023. With a wealth of strategic, transformational and governance experience, Sharon is also an advocate for collective action on environmental sustainability and climate change and is a strong believer in the need for greater diversity, equity, and inclusion in business and civil society. She has long championed greater diversity in senior leadership roles.

Current external appointments

Director, Chapter Zero Alliance, Governor, London Business School, Trustee, Royal United Services Institute, Advisory Board Member, Common Goal.



Ngaire Woods CBE

Independent Non-Executive Director

BA/LLB, DPhil. Age 63. Appointed September 2020.

Skills and experience

Ngaire is the founding Dean of the Blavatnik School of Government, Professor of Global Economic Governance and the Founder of the Global Economic Governance Programme at Oxford University. As a recognised expert in public policy, international development and governance, she has served as an adviser to the African Development Bank, the Asian Infrastructure Investment Bank, the Center for Global Development, the International Monetary Fund, and the European Union.

Current external appointments

Trustee of the Stephen A. Schwarzman Education Foundation, Member of the Conseil d'administration of L'Institut national du service public, the Board of Directors of the Berggruen Institute, and the Mo Ibrahim Foundation Council.



Ben Wyatt

Independent Non-Executive Director

LLB, MSc. Age 50. Appointed September 2021.

Skills and experience

Ben had a prolific career in the Western Australian Parliament before retiring in 2021. He held a number of ministerial positions and became the first Indigenous treasurer of an Australian parliament. His extensive knowledge of public policy, finance, international trade and Indigenous affairs brings valuable insight and adds to the depth of knowledge on the Board. Ben was previously an officer in the Australian Army Reserves and went on to have a career in the legal profession as a barrister and solicitor.

Current external appointments

Non-Executive Director of Woodside Energy Group Ltd and Non-Executive Director of West Coast Eagles, member of the Advisory Committee of Australian Capital Equity. Non-Executive Director (Chair) of Crown Resorts Perth.



Andy Hodges

Group Company Secretary

ACG, MBA. Age 58. Appointed August 2023.

Skills and experience

Andy joined Rio Tinto in 2018 and was appointed Group Company Secretary in 2023. He has nearly 20 years' experience in senior company secretarial and governance roles across large, complex organisations. Prior to joining Rio Tinto, Andy held senior positions including Deputy Company Secretary at Anglo American and Assistant Company Secretary at Aviva, where he supported boards and executive leadership on governance, compliance, and regulatory matters.

Current external appointments

None.



Tim Paine

Company Secretary, Rio Tinto Limited

BEc, LLB, FGIA, FCIS. Age 62. Appointed January 2013.

Skills and experience

Tim joined Rio Tinto in 2012 and became Joint Company Secretary of Rio Tinto Limited in January 2013. He has over 30 years of experience in corporate counsel and company secretary roles, including as General Counsel and Company Secretary at Mayne Group, Symbion Health and Skilled Group. Tim also spent 12 years at ANZ Bank, including as Acting General Counsel and Company Secretary.

Current external appointments

Member of the ASX Advisory Group on Corporate Governance, Joint Company Secretary for the Australia-Japan Innovation Fund and member of the Governance Institute of Australia's Legislation Review Committee.

Board Committee membership key

- Committee Chair
- Audit & Risk Committee
- Nominations & Governance Committee
- People & Remuneration Committee
- Sustainability Committee

Executive Committee

Day-to-day management of the business is delegated by the Board to the Chief Executive and, through him, to other members of the Executive Committee and to certain management committees.



Simon Trott
Chief Executive



Peter Cunningham
Chief Financial Officer

Biographies can be found on page 104.



Bold Baatar
Chief Commercial Officer

Bold was appointed Chief Commercial Officer in September 2024, with responsibility for sales and marketing, procurement, marine, logistics, and business development. Since joining Rio Tinto in 2013, he has held senior leadership roles across operations, Marine, Iron Ore Sales & Marketing, and Copper. A member of the Executive Committee since 2016, Bold previously served as Chief Executive of Energy & Minerals and Copper, and led the commercial development of the Simandou project in Guinea, which commenced operations in November 2025.



Georgie Bezette
Chief People Officer

Georgie was appointed Chief People Officer in January 2025 with nearly 30 years' experience as a global leader. Since joining Rio Tinto in 2008, Georgie has held diverse HR leadership roles in various product groups and at the Group level. Prior to this, she served as Chief Operating Officer, People, leading the function's transformation agenda. Georgie is committed to unlocking the full potential of our people and strengthening a culture where safety, respect and inclusion underpin performance and sustainable growth.



Mark Davies
Chief Safety & Technical Officer

Mark was appointed to the Executive Committee in 2020 and leads Safety, Development & Technical.

As Chief Safety & Technical Officer, Mark is accountable for Group-wide standards and assurance, covering safety, technical, and communities and social performance. In this role, Mark is also accountable for exploration, major capital projects, and managing closure legacy sites.

Mark joined Rio Tinto in 1995 as a Senior Mechanical Engineer and has worked in operational and functional leadership roles, including Iron and Titanium, Group Risk and Global Procurement.



Isabelle Deschamps
Chief Legal, Governance & Corporate Affairs Officer

Isabelle joined Rio Tinto in November 2021 and brings extensive international legal and leadership experience. She is admitted to practise law in England and Wales and in Quebec, Canada. Prior to joining Rio Tinto, Isabelle was General Counsel of the AkzoNobel Group and a member of its Executive Committee, and previously held senior roles at Unilever. At Rio Tinto, she leads the global Legal, Communications and Government Relations teams, and oversees governance functions including Company Secretariat and Ethics & Compliance. Isabelle is a pragmatic and transparent leader committed to integrity, inclusion and continuous learning.



Katie Jackson
Chief Executive, Copper

Katie was appointed Chief Executive, Copper in September 2024. Prior to this, she was President of National Grid Ventures, where she led the development, financing and operation of large-scale energy infrastructure assets. With a career spanning 3 continents, including senior roles at Shell, UBS, Anadarko, Equinor and BG Group, Katie brings deep operational, commercial and strategic experience. She is passionate about solving complex technical, operational and financial challenges to deliver value from large, global projects and to support the growth of Rio Tinto's Copper business.



Matthew Holcz
Chief Executive, Iron Ore

Matthew was appointed Chief Executive, Iron Ore in August 2025. He joined Rio Tinto in 2007 and brings more than 20 years' mining industry experience across operations, major projects, business development and commercial roles. Matthew has worked across iron ore, copper and nickel operations in Australia, South America and the United Kingdom. Prior to his current role, he was Managing Director, Pilbara Mines, where he led Rio Tinto's 18 iron ore operations in Western Australia. Matthew is known for delivering strong performance through systems thinking, talent development and an empowered, collaborative culture.



Jérôme Pécresse
Chief Executive, Aluminium & Lithium

Jérôme was appointed Chief Executive, Aluminium & Lithium in August 2025, having joined Rio Tinto as Chief Executive, Aluminium in 2023. Previously, he served as President and CEO of GE Renewable Energy, where he helped define and implement strategy supporting the energy sector's decarbonisation. Jérôme brings extensive global experience across energy, mining, business development and strategy from roles at GE, Alstom and Imerys. He is focused on decarbonising operations, growing future-facing materials businesses, building a strong culture of diversity and entrepreneurship, and forging partnerships with Indigenous peoples, communities and governments.

Former Executive members: Kellie Parker and Sinead Kaufman stepped down as Chief Executive, Australia and Chief Executive, Minerals respectively on 1 November 2025.

Our stakeholders

This stakeholder section, together with the information on pages 12–13, constitutes our Section 172(1) statement.

The Board is required by the UK *Companies Act 2006* to promote the success of the company for the benefit of our shareholders, and in doing so, take into account the interests of our wider stakeholders. Our key stakeholders are our people, our investors, the communities where we operate, our customers, governments, civil society organisations, and our suppliers.

Our people

Engaged people are key to our success.

How our Board engages

- Susan Lloyd-Hurwitz, our designated Non-Executive Director for workforce engagement, oversees our program of workforce engagement events.
- In-person and virtual town halls with the Board and Executive Committee members.
- The Board engaged with our workforce while visiting several sites and offices throughout the year, including in Perth, Argentina, Mongolia, China, Japan and Singapore. These engagements have included town halls and meetings with smaller groups of employees to exchange insights and reflections about the business.
- Employees are informed of the Group's production and financial results, and in the event of any significant events, Group-wide communications are made through a number of channels.

What was important in 2025

- ensuring that our policies, practices and expected behaviours are well understood, and our values guide the way we make decisions.
- driving consistent implementation of the recommendations from the Everyday Respect report across the business.
- business growth, operational performance
- societal issues.

How the Board has taken account of these interests

- An engaged and diverse workforce is imperative to the success of the business. As part of the regular program, the Board reviews the results of the twice-yearly people surveys and oversees myVoice, our confidential whistleblowing program.
- The safety, health and wellbeing of our people is a key priority for the Board. The Board considers this in all decisions to ensure we continually evolve our assets' safety maturity and aim to create a physically and psychologically safe workplace.
- During the year, the Board received updates from Georgie Bezette, our Chief People Officer, on our operating model, talent and culture agendas.
- The Board considers our workforce, among a number of factors, when making decisions on new ventures, projects and other growth opportunities, and aims to support job opportunities and fair work.

Investors

Our strategy and long-term success depend on the support of our investors.

How our Board engages

- Institutional and retail investors engaged directly with the Board and management at our annual general meetings, giving them the opportunity to ask questions on matters relating to the operations of the company.
- In 2025, our Chair, Dominic Barton, met with investors predominately from the UK, EU, US and Australia to convey how our strategy integrates into our business, including our portfolio, capital investment decisions and business planning.
- Regular calls, one-on-one meetings and group events, roadshows, presentations and attendance at investor conferences.
- Our corporate reporting suite and regular updates on our website and social media.
- In December 2025, our Chief Executive and Chief Financial Officer led a Capital Markets Day in London updating investors on our strategy. We also hosted around 30 investors and analysts at the Rincon project and Fénix operation in Argentina.
- As part of its commitment to ongoing shareholder engagement, Rio Tinto commissioned an independently conducted investor perception study covering a broad range of topics. The overall picture was very positive on the strategy presented at the Capital Markets Day, with confidence in management's ability to execute to deliver shareholder value.

What was important in 2025

- financial and operational performance
- Chief Executive succession
- our ESG performance, including the impact of climate change and how we are decarbonising our business
- compliance with laws and regulations
- remuneration policy

How the Board has taken account of these interests

- With regard to capital allocation and shareholder returns, the Board is committed to maintaining an appropriate balance between cash returns to shareholders and investment in the business, with the intention of maximising long-term shareholder value.
- Given investor interest in ESG issues, including climate change and our work with communities around the world, the Board considers these issues during its yearly strategy sessions when assessing our portfolio positions.
- The Board's engagement in civil society organisation roundtables and some investor events provides a sounding board as we implement our strategy, respond to shareholder requisitioned resolutions and develop our reporting.
- During the year, the Board received updates on investors' feedback and key areas of concerns.

Communities

The strength of our relationships with host communities, and broader society, is fundamental to our business. Without their support we cannot operate successfully.

How our Board engages

- We continue to strengthen our social performance capability to be better operators and partners. We have increased engagement between Indigenous Peoples and our senior operational leaders and teams, as well as our Board.
- In May 2025, Board members met with Pilbara Traditional Owner group representatives.
- In 2025, we continued to implement our global Community Perception Monitoring program, Local Voices, together with Voconiq, a third-party engagement science research company. The program is helping us to more effectively engage and better understand communities' perceptions, leading to improved data-driven social performance. Progress and insights of the program are overseen by the Sustainability Committee.

What was important in 2025

- job creation and procurement opportunities
- land access
- socioeconomic development projects
- environmental management, tailings storage facilities, operational impacts and potential site closures
- security

How the Board has taken account of these interests

- The Board oversees and receives regular updates on many projects and the impact they have, or will have, on communities. Supporting economic opportunities for host communities and regions is a key priority for us and, in addition to our strategic outcome-focused social investment programs, we strive to employ local people and engage local services.
- The Australian Advisory Group guides us on current and emerging issues, which helps us better manage policies and positions important to Australian communities and our broader business.

Customers

The needs of our customers are central to our operational decision-making.

How our Board engages

- In 2025, Simon Trott, Ben Wyatt, and Peter Cunningham engaged with several of our key customers in China, Japan and Korea, meeting senior leaders from key markets.
- Our Chair, Dominic Barton, met with senior leaders from our Joint Venture partners in Simandou, facilitating strategic discussions and reinforcing the Group's commitment to partnership and innovation.
- In October 2025, Simon Trott engaged with customers at appreciation dinners in China and Japan. These engagements focused on strengthening partnerships, supporting supply chain resilience, and advancing decarbonisation initiatives.
- Ongoing dialogue and stakeholder sessions.

What was important in 2025

- product quality
- product delivery management
- innovation for decarbonisation solutions
- strategic partnerships
- access to ESG traceability data
- supply security
- responsible sourcing and supply

How the Board has taken account of these interests

- The Board receives updates on Commercial priorities, market development, and customer engagement initiatives, ensuring customer interests are reflected in Group strategy and operational priorities.
- The Board receives regular updates from customer interactions and business forums. In 2025, insights and feedback were drawn from ongoing dialogue and stakeholder sessions.

Governments

Governments – national, state and provincial, and local – are important stakeholders for our business. They provide the legal and policy framework that supports our businesses, and ensures that our communities and people are protected.

How our Board engages

- We participate in multi-stakeholder organisations, initiatives and roundtables, such as the Extractive Industry Transparency Initiative, and ICMM.
- We have innovative partnerships with governments, such as ELYSIS™ with the Governments of Canada and Quebec. We also partner with governments on projects, such as with the Government of Guinea on the Simandou iron ore deposit.
- Government representatives regularly visit our sites.
- In Australia, we engage with governments on issues such as project approvals and cultural heritage protection.
- In the US, we advocate on public policy related to the North American supply chain and alignment on climate change, critical minerals and materials, renewable energy and trade.
- In China, we partner and engage with a range of government and state-owned entities on issues related to climate change, innovation, training, procurement and product supply.
- We contribute to UK and EU public policy development.

What was important in 2025

- tax and royalty payments
- compliance with laws and regulations
- local employment, procurement, safety and health
- ESG issues, decarbonisation opportunities and socioeconomic development projects
- operational environmental management
- transparency and human rights
- industrial policy
- new technology and innovation
- security

How the Board has taken account of these interests

- We engage with government officials to understand their expectations, concerns and policies. This helps us align our activities with government interests. The Board receives regular updates regarding all our projects and, in doing so, oversees our engagement with governments.
- The Board oversees our financial management to ensure we comply with tax obligations and make a fair contribution to our host country's revenue. We comply with regulations and contribute positively to the economic and social development of the regions where we operate.

Civil society organisations

Civil society organisations (CSOs) play an important role in society. They hold us to account and help us understand societal expectations across environmental, social and governance (ESG) issues, and identify risks and opportunities to collaborate.

How our Board engages

- We engage regularly with a wide range of CSOs to understand and respond to areas of interest and concern, communicate progress, share challenges and advance common goals. In 2025, we expanded our outreach to CSOs in Europe, Argentina and Chile. We also organised civil society dialogues on the Panguna Legacy Impact Assessment and decarbonisation, as well as field visits for CSOs to Resolution Copper and Simandou.
- We engage locally, nationally and globally on specific issues related to an operation. For example, through civil society roundtables in Guinea, Chile and the US.
- We attend industry and multi-stakeholder forums such as the Executive Industry Transparency Initiative, where CSOs are present to understand the latest trends and expectations of civil society on ESG issues.
- Since 2018, we have held annual roundtables with CSO leaders and members of the Board and Executive Committee. The roundtables provide a dedicated forum for our most senior leaders to engage directly with CSOs and discuss issues of mutual concern. Twelve CSOs took part in our 2025 roundtables in London and Buenos Aires.

What was important in 2025

- water management, biodiversity protection and nature targets
- decarbonisation, carbon offsets and Scope 3 emissions
- the Panguna Mine Legacy Impact Assessment
- Australia's nature-positive plan and nature reforms
- Indigenous Peoples' rights in the energy transition
- the Simandou project
- lithium projects in Argentina and Chile
- civic space and human rights defenders

How the Board has taken account of these interests

- The Board and its committees consider issues raised by CSOs throughout the year, particularly through the Sustainability Committee. The Board is represented at the CSO roundtables through the Chair and other Directors.
- The Board considers ESG issues and our social licence to operate when making decisions on new ventures, projects and other growth opportunities.
- The Chair and executives engaged with investors on these areas, reflecting civil society's emphasis.

Suppliers

Our suppliers are critical to our ability to run efficient and safe global operations.

How our Board engages

- In 2025, Peter Cunningham engaged with suppliers through meetings and collaborative initiatives in China, Korea and Japan. In addition, Peter met with Accenture and SAP on the Modern Enterprise Resource Platform program, a strategic initiative to operational excellence.
- In October 2025, Simon Trott engaged with suppliers and service providers at appreciation dinners in China and Japan. These engagements reinforced relationships and addressed challenges in sustainable supply, responsible and resilient supply chains, electrification trends, and the evolving role of suppliers in meeting global demand for critical minerals.
- Ongoing dialogue and supplier forums.

What was important in 2025

- payment terms and processes
- partnership and collaboration
- contract terms and conditions
- sustainability and ethical practices
- efficiency and simplification
- support and engagement
- innovations and improvement
- responsible and resilient supply chains

How the Board has taken account of these interests

- The Board receives updates on suppliers' activities, including metrics regarding Group's support for Indigenous-owned suppliers and reviews of supply chain competitiveness, technology leadership and sustainability standards.
- In 2025, we developed our first battery-swap electric haul truck trial fleet, jointly developed with SPIC-Qiyuan and Tonly at the Oyu Tolgoi site, a significant step towards decarbonising mining operations.

Board activities in 2025

At every Board meeting, the Chief Executive and Chief Financial Officer report on the safety, operating, and business performance of the Group, the Committee Chairs report on proceedings of the committees, and the Board consider and reflect on safety issues.

In 2025, the Board reviewed its forward agenda of matters to be discussed, considered its constitution, composition and performance, and reviewed any new or amended Group policies. The Board has ultimate oversight of sustainability matters, but has delegated responsibility for certain matters to the Sustainability Committee. The Board had 7 scheduled meetings in 2025.

Set out below are some of the specific matters that the Board considered during the year.



In February, the Board:
- Carefully considered the shareholder requisitioned resolution related to the dual-listed companies unification, unanimously concluded that it was not in the best interests of the Group, and approved the statement included in the notices of meeting.
- Reviewed and approved the resolutions to be put to the Annual General Meetings.
- Reviewed and approved the Group's 2024 full-year results and final shareholder returns, which had been considered by the Audit & Risk Committee.
- Reviewed the findings of the annual Board evaluation.
- Approved the Group's 2025 Funding Plan.
- Received updates on compliance: program developments, effectiveness, risks, litigation and business integrity myVoice insights.

In April, the Board:
- Considered Board succession planning.
- Reviewed and discussed an update on the Lithium portfolio and the integration of Arcadium Lithium.
- Approved the *2024 Modern Slavery Statement*.

In late April the Board met in Perth and held a two-day strategy session, during which they discussed the following:
- The global strategic context, including the geopolitical landscape and macro-economic environment.
- The Group's recycling strategy, the energy transition and its implications, global socio-economic trends, and a review of reserves and resources.
- Implications of these topics for the Group's strategy and core projects.

In July, the Board:
- Approved the appointment of Simon Trott as Chief Executive.
- Approved changes to the operating model and executive team.
- Approved funding to progress the first phase of data collection for the Resolution Copper project in Arizona.
- Approved funding to develop the West Angelas Sustaining Project with Robe River Joint Venture.
- Approved the Group's 2025 half-year results statement and interim shareholder returns, which had been considered by the Audit & Risk Committee.
- Approved the mid-year confirmation of principal risks.

In September, the Board:
- Reviewed an update from the Chief People Officer covering organisational change, culture, talent, People Survey results and progress with the Everyday Respect report recommendations.
- Discussed an update on Tomago Aluminium.

In October, the Board:
- Approved a funding request to progress the Winu 10 Mtpa Project into Feasibility Study phase.
- Received and considered an update on the Group's tax policy.

The Board also held a 2-day strategy session covering the following:
- The Group's long-term financial plan, capital allocation and financial resilience.
- Industry structure and the Group's strategies for copper, aluminium, lithium and iron ore.
- Our competitive landscape, competitive advantages and our position.
- Constraints on the business and how to mitigate them.


GUINEE
RioTinto
CHINALCO
SimFer

In December, the Board:

- Visited Argentina for government, and other stakeholder, engagement, and visited operations at the Rincon Lithium Project and our Fénix facility.
- Reviewed and considered an update on the Panguna Mine.
- Approved the Group's 2026 Annual Plan.
- Discussed an update from the Chief People Officer regarding People and culture matters.
- Discussed initial results from the annual Board evaluation.



How the Board monitors culture

The Board is responsible for establishing the company's purpose, strategy and values. Our people are critical to Rio Tinto's success, and throughout 2025, the Board maintained close oversight of efforts to build a more engaged and diverse workforce, and to continue strengthening our culture.

For more information on our people, see page 107.

The Board monitors culture in a number of different ways – seeking to ensure alignment with our strategy and values. This includes making sure that our policies, practices and expected behaviours are well understood, and our values guide the way we make decisions.

In 2025, we reaffirmed our commitment to creating a safer, more respectful and inclusive workplace, that fosters diverse perspectives and better outcomes.

We continue to drive the consistent implementation of the recommendations from the Everyday Respect report across the business. This work reflects the ongoing need to ensure that our purpose, strategy and values are aligned with the culture colleagues experience every day.

The Board receives regular updates about our people from the Chief People Officer and management. This, together with data from the myVoice confidential whistleblower program, the People Survey (our employee engagement survey), and key metrics such as data on retention, provides the Board with a comprehensive overview of culture.

This provides a clear and grounded view of where we are making progress, and where further focus and action are required. Colleague feedback from the People Survey confirms that while momentum is building, there is more to do.

The Board's oversight of organisational culture was reinforced through regular, direct engagement. During 2025, Board members connected with colleagues at round tables and visits to sites and offices around the world. This is important in facilitating two-way dialogue between the Board and wider workforce, and gives a different perspective for the Board on culture. Board members find these opportunities to hear colleagues' perspectives and concerns invaluable – helping to ensure our focus remains firmly on people, culture and continuous improvement. Susan Lloyd-Hurwitz is our designated Non-Executive Director for engagement with the workforce.

In 2025, the Non-Executive Directors visited a large number of projects, sites and offices. In May, the Board meeting was held in Perth which gave the Board the opportunity to meet with leadership and employees through briefings and more informal engagements. Following this, the Board visited Hope Downs 1 in the Pilbara and met with the local management team.

Non-Executive Directors also took the opportunity to visit our operations. This included Canada, Guinea, Mongolia, Singapore and the US.

The Board visited Argentina in December. During their time in Argentina, the Board met with the local workforce. This supported the Board's understanding of the ongoing integration of Arcadium Lithium. The insights we bring back to the Boardroom play an important role in shaping our discussions and decision-making.

Evaluating our performance

This year, the Board's annual performance evaluation was led internally. This aligns with the corporate governance principles for both the UK and Australia.

How the 2025 evaluation worked

In 2025, we completed a review of the Board and Committees using an online questionnaire platform that emphasised the following objectives:

1) Capturing areas of strength and areas for improvement at the start of the new Chief Executive's tenure.
2) Benchmarking (where useful) against the 2024 internal survey and external data.
3) Undertaking a deeper dive into Committees.

What the evaluation found

The evaluation concluded that the Board and its Committees continued to demonstrate strong and constructive governance throughout the year, underpinned by effective working relationships, high ethical standards and a culture that supports open, respectful and well-balanced debate. Well-structured agendas, improving paper quality and strong leadership from the Chair enabled thoughtful discussion and sound decision-making, while the broad mix of experience across the Board contributed to robust and informed oversight.

Overall performance was found to be very effective, though some areas for further improvement were identified. These include clearer communication of strategic priorities, strengthening the alignment between long-term objectives, performance measures and incentives, and how the Board oversees operational performance, organisational change and talent development. These focus areas reflect both the organisation's evolving context and the Board's commitment to continuous improvement.

Encouragingly, the review reflects a governance system operating from a strong foundation in support of the effective delivery of the Group's long-term ambitions.

The Non-Executive Directors, led by the Senior Independent Director, are responsible for the performance evaluation of the Chair. They met in May 2025 to review this and the Senior Independent Director (Sam Laidlaw at that time) met with the Chair to feedback the outcome of that evaluation. The Chair met with each non-executive director regularly throughout the year to discuss, among other things, board effectiveness and individual director performance. It was concluded that the performance of individual directors continued to be effective.

Every 3 years, in accordance with the UK Corporate Governance Code, we engage a professional external adviser to undertake an independent evaluation of the Board's effectiveness. In 2026, we will conduct an external review.

Directors' attendance at scheduled Board and Committee meetings during 2025[1]

	Committee Appointments	Board	Audit & Risk	Nominations & Governance	People & Remuneration	Sustainability
Chair and Executive Directors						
Dominic Barton	Nominations & Governance (Chair), People & Remuneration, Sustainability	7/7		4/4	5/5	4/4
Jakob Stausholm[2]		4/4				
Simon Trott[3]		3/3				
Peter Cunningham		7/7				
Non-Executive Directors						
Dean Dalla Valle	Nominations & Governance, People & Remuneration, Sustainability (Chair)	7/7		4/4	5/5	4/4
Simon Henry – retired 23 October 2025[4&5]		6/6	6/6	3/3		
Kaisa Hietala – retired 1 May 2025[6]		2/3	2/2			2/2
Sam Laidlaw – retired 1 May 2025[7]		3/3		3/3	2/2	2/2
Susan Lloyd-Hurwitz[8]	People & Remuneration, Sustainability	7/7			5/5	1/1
Martina Merz – retired 23 October 2025[9]		5/6				2/3
Jennifer Nason[10]	Audit & Risk, People & Remuneration	7/7	6/6		5/5	
Joc O'Rourke[11]	Audit & Risk, Sustainability	6/7	7/7			1/2
Sharon Thorne[12&13]	Audit & Risk (Chair), Nominations & Governance	7/7	7/7	1/1		
Ngaire Woods	Nominations & Governance, Sustainability	7/7		3/4		3/4
Ben Wyatt[14]	Audit & Risk, Nominations & Governance, People & Remuneration (Chair)	7/7	7/7	1/1	5/5	

1. In addition to the scheduled meetings of the Board and Committees for 2025, in order to attend to urgent matters, additional ad hoc meetings of the Board and Committees were convened. Other than as expressly noted below, these meetings were attended by each member of those Committees.
2. Jakob Stausholm stepped down from the Board with effect from 24 August 2025.
3. Simon Trott became Chief Executive with effect from 25 August 2025.
4. Simon Henry stepped down as Chair of the Audit & Risk Committee with effect from 9 June 2025.
5. Simon Henry stepped down from the Board with effect from 23 October 2025. Simon was a member of the Audit & Risk and Nominations & Governance Committees.
6. Kaisa Hietala stepped down from the Board with effect from 1 May 2025. Kaisa was a member of the Audit & Risk and Sustainability Committees.
7. Sam Laidlaw stepped down from the Board with effect from 1 May 2025. Sam was Chair of the People & Remuneration Committee, member of the Nominations & Governance and Sustainability Committees and Senior Independent Director of Rio Tinto plc.
8. Susan Lloyd-Hurwitz became a member of the Sustainability Committee with effect from 23 October 2025.
9. Martina Merz stepped down from the Board with effect from 23 October 2025. Martina was a member of the Sustainability Committee.
10. Jennifer Nason became a member of the Audit & Risk Committee with effect from 17 February 2025.
11. Joc O'Rourke became a member of the Sustainability Committee on 1 May 2025.
12. Sharon Thorne became Senior Independent Director of Rio Tinto plc and a member of the Nominations & Governance Committee with effect from 1 May 2025.
13. Sharon Thorne became Chair of the Audit & Risk Committee with effect from 9 June 2025.
14. Ben Wyatt became Chair of the People & Remuneration Committee with effect from 1 May 2025 and Senior Independent Director of Rio Tinto Limited with effect from 23 October 2025.

Board Committee membership key

- C Committee Chair
- Audit & Risk Committee
- People & Remuneration Committee
- Nominations & Governance Committee
- Sustainability Committee

Nominations & Governance Committee report



The Nominations & Governance Committee ensures appointments to the Board are subject to a formal, rigorous and transparent procedure, oversees succession planning for the Board and senior management, and develops the Group's governance arrangements on behalf of the Board.

Nominations & Governance Committee members[1,2]
Dominic Barton (Chair)
Dean Dalla Valle
Sharon Thorne
Ngaire Woods
Ben Wyatt

1. Sam Laidlaw was a member of the Committee until his retirement from the Board on 1 May 2025.
2. Simon Henry was a member of the Committee until his retirement from the Board on 23 October 2025.

2025 was a busy year for the Committee and I would like to extend my thanks to the Committee members for their support during this period. We decided in 2025 to expand the remit of our Nomination Committee, now renamed our Nominations & Governance Committee effective 1 January 2026, to include responsibility for developing and overseeing the Group's governance arrangements on behalf of the Board.

The Committee's priorities this year have been Chief Executive succession and continuing to right-size the Board to ensure the right balance of skills and experience in the boardroom to help deliver implementation of the Group's strategy and objectives.

As we have previously reported, the size of the Board peaked at 14 Directors during a transitional period in which we retained the expertise and experience of longer-serving Directors as newer Directors familiarised themselves with the Group.

Sam Laidlaw and Kaisa Hietala stepped down from the Board at the conclusion of the 2025 AGMs, and on 23 October 2025, Simon Henry stepped down as Director. Sam and Simon completed a comprehensive handover to Ben Wyatt and Sharon Thorne, who have succeeded them respectively as Chairs of the People & Remuneration and Audit & Risk Committees. During the year, Sharon was also appointed Senior Independent Director of Rio Tinto plc , and Ben was appointed Senior Independent Director of Rio Tinto Limited.

Martina Merz stepped down as a Director on 23 October 2025, concluding this phase of Board right-sizing. Martina has been a valuable addition to the Board since her appointment in February 2024.

I would like to express my sincere thanks to Simon and Martina, on behalf of the Board, for their outstanding contribution to Rio Tinto.

The Committee spent a significant amount of time in 2025 overseeing the Chief Executive succession. Upon conclusion of the process, I am delighted that the Board approved the appointment of Simon Trott as Chief Executive, who stepped into the role on 25 August 2025.

Simon has been on the Executive Committee since 2018, most recently as Chief Executive, Iron Ore, and before that as Rio Tinto's first Chief Commercial Officer.

Simon is an outstanding leader with a deep understanding of mining and a track record of delivering operational excellence and creating value across our business – attributes Simon is now bringing to Rio Tinto at scale.



Dominic Barton
Nominations & Governance Committee Chair

19 February 2026

Chief Executive Succession

In May 2025, Jakob Stausholm confirmed he intended to step down from the Board as a Director and Chief Executive and the Committee oversaw a comprehensive selection process that built upon extensive existing succession planning.

The Committee appointed executive search agency Spencer Stuart to support the process, working with the Senior Independent Directors, and led by the Chief People Officer, Georgie Bezette.

By considering the key challenges and opportunities facing the business over the next 5 to 10 years, the Committee identified the leaderships skills, experience and expertise required, and agreed a detailed candidate profile and role specification.

These were then used to identify an initial longlist of internal and external potential candidates. After an assessment process and interviews, the Committee recommended a final shortlist to be interviewed by the Board.

Upon conclusion of the interviews, the Board agreed that Simon Trott was the right leader for Rio Tinto.

Following the Board's approval, the appointment was announced and a formal induction process commenced, including an extensive handover from Jakob Stausholm.

For more information about our Non-Executive Directors, see the Board biographies on pages 104-105.

Length of tenure of Non-Executive Directors


0-3 years: 4
+3-6 years: 4
+6-9 years: 0

Our key responsibilities

The purpose of the Nominations & Governance Committee is to review the composition of the Board and develop and oversee the Group's governance arrangements on behalf of the Board.
The Committee leads the process for appointments, making recommendations to the Board as part of succession planning for Non-Executive Directors. It also approves proposals for appointments to the Executive Committee.

Membership of the Committee

The members of the Committee are all independent Non-Executive Directors, and their biographies can be found on pages 104-105.

The Chief Executive and the Chief People Officer are invited to attend all or part of meetings, as appropriate. The Committee is chaired by the Chair of the Board, unless the matter under consideration relates to the role of the Chair.

The Committee had 4 scheduled meetings in 2025 and met regularly during the Chief Executive succession process. Attendance at the formal meetings is included in the table on page 112.

Appointments to the Board – our policy

We base our appointments to the Board on merit, and on objective selection criteria, with the aim of bringing a range of skills, knowledge and experience to Rio Tinto. This involves a formal and rigorous process to source strong candidates from diverse backgrounds, and conducting appropriate background and reference checks on the shortlisted candidates. We aim to appoint people who will help us address the operational and strategic challenges and opportunities facing the company and ensure that our Board is diverse in terms of experience, gender, nationality, social background and cognitive style. As such, we engage only recruitment agencies that are signed up to the Voluntary Code of Conduct on diversity best practice.

We believe that an effective Board combines a range of perspectives with strong oversight, combining the experience of Directors who have developed a deep understanding of our business over several years with the fresh insights of newer appointees. We aim for the Board's composition to reflect the global nature of our business - we currently have 5 different nationalities (including dual nationalities) on a Board of 10.

The Committee engaged Spencer Stuart to support the search for our new Chief Executive. The Committee is satisfied that Spencer Stuart does not have any connections with the company or individual Directors that may impair their independence.

When recruiting government or former government officials to join the Rio Tinto Board, we comply with any restrictions and obligations existing pursuant to relevant laws and regulations, including with respect to confidentiality, lobbying and conflicts of interest.

The key skills and experience of our Board are set out on this page of the report.

Diversity

The Board recognises that it has a critical role to play in creating an environment in which all contributions are valued, different perspectives are embraced, and biases are acknowledged and overcome. The Board shares ownership with the Executive Committee of the Group's Respect, Inclusion and Diversity Policy, which can be found at riotinto.com/policies.

The proportion of women on the Board is currently 40% (4 women and 6 men). Sharon Thorne was appointed Senior Independent Director on 1 May 2025, satisfying the UK Listing Rule target.

The Group has continued to set measurable gender diversity objectives for the composition of senior leadership and graduate intake and achievement of these targets contributes to the variable remuneration of senior executives. Progress on diversity is shown in the Our approach to Sustainability section on page 35, where we show a breakdown by seniority.

The number of Directors who identify themselves as being from an ethnic background is one (Ben Wyatt), aligned to the objectives of The Parker Review in the UK.

For further information on the gender and ethnic diversity of the Board and Executive Committee please see page 151 of the Additional statutory disclosure section.

Progress on diversity is shown in the Talent, respect and inclusion section on pages 38-39.

Skills and experience of the Chair and Non-Executive Directors

Skills and experience	Some experience	Extensive experience	Total
Chief Executive experience: Chief Executive-level experience of a major corporation	1	4	**5**
Chief Financial Officer and audit experience: Experience in financial accounting and reporting, corporate finance, internal controls, treasury and associated risk management	1	2	**3**
Mining and broader industrial operations: Senior executive experience in a large, global mining or industrial organisation		2	**2**
Major projects: Experience in developing large-scale, long-cycle capital projects	2	3	**5**
Corporate governance: Experience on the board of a major quoted corporation subject to rigorous corporate governance standards	1	5	**6**
Global experience, including multinational and geopolitical experience: Experience working in multiple global locations, exposed to a range of cultural, business, regulatory and political environments and/or in-depth understanding of public policy and government relations	1	6	**7**
Relevant country/regional expertise: Knowledge of countries or regions of strategic relevance to the Group	3	1	**4**
Downstream customer markets: Understanding of value chain development, including consumers, customers and marketing demand drivers	3	1	**4**
ESG: Experience of issues associated with environmental and social responsibility, including communities and social performance, government relations, workplace health and safety and stakeholder engagement	4	4	**8**
Energy transition: Knowledge and experience of managing climate-related threats and opportunities including climate science, the low-carbon transition and public policy	5		**5**
Industrial technology and innovation: Experience of nurturing and harnessing research, development and innovation, including digital technology and cyber security	5		**5**
Mergers and acquisitions and private equity/investing: Experience of mergers, acquisitions, disposals, joint ventures, private equity and investing	3	1	**4**

Audit & Risk Committee report



The Committee supports the Board in discharging its governance responsibilities and oversees the integrity of the Group's financial reporting and associated narrative statements.

Audit & Risk Committee members[1,2,3]
Sharon Thorne (Chair)
Jennifer Nason
Joc O'Rourke
Ben Wyatt

1. Simon Henry stepped down from the Board on 23 October 2025.
2. Kaisa Hietala stepped down from the Board on 1 May 2025.
3. Jennifer Nason joined the Committee on 17 February 2025.

I was appointed Chair of the Audit & Risk Committee in June 2025 and am grateful to the Board and my fellow Committee members for their support as I completed my handover from Simon Henry. On behalf of the Committee, I would like to thank Simon for his strong leadership and stewardship during the 6 years he was Chair of the Committee. His experience provided continuity and discipline, and I valued his support during the transition.

2025 saw a number of changes to the Group. This included the acquisition and integration of Arcadium Lithium, the appointment of a new Chief Executive and the subsequent evolution of the operating model. Against this backdrop, the Committee's work reflected the importance of maintaining strong oversight of risk, control and assurance during a time of transition. When considering the work of Group Internal Audit, we have paid particular attention to how the delivery of the audit program will support the delivery of the new operating model.

An area of focus was the continued evolution of the Group's risk management framework. This included review of updates to the principal risks and uncertainties, which are reflected in the disclosures in this *Annual Report*, and revisions to risk appetite statements. The Committee also received updates on the implementation of the refreshed Three Lines of Defence model, with discussion focusing on governance, clarity of roles and responsibilities, and how accountability for risk and control will operate under the evolving operating model. Independent benchmarking of aspects of the Group's risk maturity was also considered, alongside insights from management and Group Internal Audit, to inform the Committee's oversight of risk management arrangements. Working with the Head of Risk, the Committee has developed a program of work for the Committee that reflects the increased time needed to oversee risk matters, including the use of deep dives on specific risks.

Internal control and assurance were considered in the context of evolving governance and regulatory expectations in the UK and Australia. The Committee considered the Group's approach to internal control and assurance, and how we are addressing governance requirements across the 3 jurisdictions, including Provision 29 of the *2024 UK Corporate Governance Code*. Cyber security and technology risk also featured during the year. The Committee received updates on cyber risk governance, including independent assessments and the importance of cyber resilience within the Group's overall risk management framework.

The Committee maintained close engagement with the external auditor throughout the year, including consideration of audit quality, independence and inspection outcomes, and matters relevant to audit planning and partner rotation.

During the year, the Committee worked alongside the Sustainability Committee on matters of shared responsibility, including oversight of assurance arrangements supporting sustainability and climate-related disclosures. This included consideration of mandatory climate reporting requirements and the proposed approach to assurance in advance of inclusion in the *Annual Report*.



Sharon Thorne
Audit & Risk Committee Chair

19 February 2026

Membership

The members of the Committee are all independent Non-Executive Directors, and their biographies can be found on pages 104-105. The Chair of the Board is not a member of the Committee.

As Rio Tinto's securities are listed in Australia, the UK and the US, we follow the regulatory requirements and best practice governance recommendations for audit committees in each of these markets.

Australian listing requirements

In Australia, the members, and the Committee as a whole, meet the independence requirements of the *Australian Securities Exchange – ASX Corporate Governance Council's Corporate Governance Principles and Recommendations (4th edition)* (the ASX Principles). Specifically, the Committee members between them have the accounting and financial expertise, and a sufficient understanding of the industry in which the company operates, to be able to discharge the Committee's mandate effectively.

UK listing requirements

In the UK, the members meet the requirements of the *Financial Conduct Authority's (FCA) Disclosure Guidance and Transparency Rules*, and the provisions of the *UK Corporate Governance Code* relating to audit committee composition. Sharon Thorne, the Chair of the Committee, is considered by the Board to have recent and relevant financial experience.

Joc O'Rourke has extensive experience in the natural resources sector and Ben Wyatt, Jennifer Nason and Sharon Thorne have gained experience in the mining sector by serving on the Board and through regular site visits, reports and presentations. The Committee as a whole has competence relevant to the sector in which the company operates. The Committee complies with the Audit Committees and the External Audit: Minimum Standard.

US listing requirements

In the US, the requirements for the Committee's composition and role are set out in the Securities and Exchange Commission (SEC) and New York Stock Exchange (NYSE) rules. The members of the Committee meet the independence requirements set out under Rule 10A-3 of the *US Exchange Act* and under Section 303A of the *NYSE Listed Company Manual*. The Board has designated Sharon Thorne as an "audit committee financial expert". The Board also believes that the other members of the Committee are financially literate by virtue of their wide business experience.

Committee remit

The Committee's objectives and responsibilities are set out in our Terms of Reference (see riotinto.com/corporategovernance). These follow the relevant best practice recommendations in Australia, the UK and the US.

Our main duties

- **Financial reporting:** We review the key judgements needed to apply accounting standards and to prepare the Group's financial statements. We also review the narrative reporting that goes with them, with the aim of maintaining integrity in the Group's financial reporting. And we monitor items excluded in deriving alternative performance measures such as underlying earnings.
- **External audit:** We oversee the relationship with the external auditors and review all the non-audit services they provide and their fees, to safeguard the auditors' independence and objectivity. We also assess the effectiveness of the external audit and, when necessary, carry out a formal tender process to select new auditors.
- **Framework for internal control and risk management:** We monitor the effectiveness of the Group's internal controls, including those over financial reporting. We also oversee and carry out a review of the Group's risk management framework.
- **Group Internal Audit (GIA):** We oversee the work of GIA and its head, who reports functionally to the Committee Chair.
- **Mineral Resources and Ore Reserves:** We oversee the reporting and assurance of Mineral Resources and Ore Reserves, and consider the impact on financial reporting.
- **Distributable reserves:** We provide assurance to the Board that distributable reserves are sufficient, and in the correct corporate entities, to support any dividend proposals.

These duties feed into an annual work plan that ensures we consider issues on a timely basis. The Committee has authority to investigate any matters within its remit. We have the power to use any Group resources we may reasonably require, and we have direct access to the external auditors. We can also obtain independent professional advice at the Group's expense, where we deem necessary. No such advice was required during 2025.

The Committee Chair reports to the Board after each meeting on the main items discussed, and the minutes of Committee meetings are circulated to the Board.

We had 7 Committee meetings in 2025. Attendance at these meetings is included in the table on page 112. The Committee has met twice to date in 2026.

The Chair of the Board, the Chief Financial Officer, the Group Financial Controller and the heads of GIA and Risk regularly attend Committee meetings, as does the Chief Legal, Governance & Corporate Affairs Officer. Other senior executives and subject-matter experts are invited as needed.

The external auditors were present at all of the Committee meetings during the year. The auditors review all materials on accounting or tax matters in advance of each meeting, and their comments are included in the papers circulated to Committee members. The audit partners also meet with the Committee Chair ahead of each meeting to discuss key issues and raise any concerns.

The Committee meets regularly in private sessions. We also hold regular private discussions with the external auditors. Management does not attend these sessions. The Committee Chair also has regular contact and discussions with these stakeholders outside the formal meetings.

Use of Committee meeting time in 2025


Financial reporting: 40%
Internal control and risk management: 25%
External audit: 15%
Internal audit: 15%
Governance: 5%

Other focus areas in 2025

In addition to the main duties, the Committee also:

- Considered updates to the Group's principal risks and uncertainties and risk appetite, including underlying risk evaluations, changes to risk disclosures, and refinements of risk appetite statements. Considered the assurance framework and the linkage between principal risks, material controls and assurance across the lines of defence. Oversaw the effectiveness of the risk framework and considered improvement plans and performance against those plans.
- Reviewed the analysis underpinning the longer-term viability statement, including severe but plausible scenarios and reverse stress testing, and confirmed the Group's resilience to operate and discharge its liabilities as they come due over the assessed period.
- Considered the Group's arrangements for internal control and assurance in the context of the UK *Corporate Governance Code*, including the requirements of Provision 29. This included oversight of the governance, roles and responsibilities supporting the program to adopt Provision 29, key design decisions and progress against plan.
- Received updates on the Group's approach to managing cyber risk and technology resilience, including the governance, policies and controls in place to support the protection of information and operational technology. This included consideration of the cyber threat environment, incident response arrangements, and escalation processes. The Committee considered cyber risk as part of its broader oversight of the Group's risk management and internal control framework.
- Received updates on the Group's approach to managing its risks associated with mineral assets stewardship. This included consideration of the strategic, operational and regulatory compliance dimensions of the risk across the discovery-to-closure lifecycle and the controls and governance in place. The Committee considered mineral assets stewardship as part of its broader oversight of the Group's risk management and internal control framework.
- Oversaw the effectiveness of the Group's ethics and compliance framework, including the policies, systems and processes in place to support compliance with legal and regulatory requirements and to promote ethical conduct across the Group. This included oversight of whistleblowing arrangements and reporting mechanisms, and consideration of how responsibilities and controls operated under the operating model.
- After a robust process, in early 2026, recommended to the Board that the draft *2025 Annual Report* should be taken as a whole, to be fair, balanced and understandable.
- Reviewed the quality and effectiveness of the Group's internal control and risk management framework. This review included the effectiveness of the Group's internal controls over financial reporting, and the Group's disclosure controls and procedures in accordance with sections 404 and 302 of the US *Sarbanes-Oxley Act 2002*. The Committee also considered reports from GIA and KPMG on their work in reviewing and auditing the control environment.

Significant issues relating to financial statements

There were 4 significant issues considered by the Committee in relation to the financial statements.

Matters considered	Conclusion
Review Arcadium Lithium purchase price allocation and goodwill carrying value	The Committee discussed management's allocation of purchase consideration for Arcadium Lithium plc to identifiable assets and liabilities and the goodwill arising of $2.1 billion. Subsequent to the finalisation of this exercise, the Committee considered management's annual impairment test of goodwill with a particular focus on forecast prices, discount rate and the associated disclosures.
Review of carrying value of cash-generating units and impairment charges/reversals	The Committee assessed management's determination of cash-generating units, review of impairment triggers, and consideration of potential impairment charges and reversals over the course of the year. The key assets discussed included Rio Tinto Iron and Titanium where a transformation to respond to challenging market conditions was identified as an impairment trigger, and at Yarwun where a second tailings storage facility was determined not to be economically feasible and resulted in a curtailment of alumina operations to provide more time to identify technical solutions that could extend the life of the refinery.
Application of the policy for items excluded from underlying earnings and underlying EBITDA	The Committee reviewed the Group's policy for exclusion of certain items from underlying earnings and confirmed the consistent application of this policy year on year. The post-tax Rio Tinto share of items excluded from underlying earnings comprised charges of $949 million and income of $47 million. A reconciliation of net earnings to underlying earnings is presented in the Alternative Performance Measures section.
Estimate for provision for closure, restoration and environmental obligations	The Committee reviewed the significant changes in the estimated provision for closure, restoration and environmental obligations by product group and Rio Tinto Closure. The Committee received updates on the closure studies completed in the period and reviewed economic assumptions assessed by management, including consideration of the discount rate.

Climate change-related financial reporting

The Directors have considered the impact of climate-related risks and opportunities when preparing and signing off the Company's accounts. The narrative reporting on climate-related matters is consistent with the accounting assumptions and judgements made in this report. The Audit & Risk Committee reviews and approves all material accounting estimates and judgements relating to financial reporting, including those relating to climate. The Committee also works closely with the Sustainability Committee to oversee engagement with the auditors who conduct assurance over climate-related disclosures. Oversight of climate-related matters is embedded within the Group's governance and risk management processes.

We use scenarios to identify risks and opportunities, including those related to climate change, and to assess the resilience of our business under different transition scenarios. The Conviction scenario is our central case. It underlies strategic planning across the Group, is used in commodity price forecasts, valuation models, reserves and resources determination, and in determining estimates for assets and liabilities in our financial statements, including impairment testing, estimating remaining economic life, and discounting closure and rehabilitation provisions. The Resilience scenario is our sensitivity analysis designed to test our annual plan and investment proposals.

Neither the Conviction nor the Resilience scenarios above are consistent with climate policies required to accelerate the global transition to meet the stretch goal of the Paris Agreement. Despite global agreements on climate change reached in Glasgow, Dubai and Belem, emissions today continue to rise, making the 1.5°C goal of the Paris Agreement unlikely to be achieved. In 2022, we developed a Paris-aligned scenario, referred to as the Aspirational Leadership scenario, which helps us better understand the pathways to meet the Paris Agreement goal, and what this could mean for our business.

Overall, the economic performance of our portfolio would be stronger in scenarios with higher GDP growth and proactive climate action, and is resilient under pricing scenarios aligned with 1.5°C, 2.1-2.3°C and 2.5°C outcomes, respectively.

We also use scenarios in our bottom-up asset-level physical risk and resilience assessments. During the year, the assessment performed under the physical resilience approach, together with our ongoing review processes, including impairment assessments, did not identify any material accounting impacts as a consequence of the physical risks associated with climate change.

For more information on climate change impact on our Group, see pages 53-86 and 161-164 in this report.

Contact with financial regulators during 2025

During the year, the Independent Consultant retained as part of the 2023 court-approved settlement with the SEC concerning the 2012 Rio Tinto Coal Mozambique impairment, delivered their report to the SEC. Their recommendations largely relate to training, documentation and information sharing. Rio Tinto expects to have completed its remediation activities by half-year 2026.

External auditors

Engagement of the external auditors

For the 2025 financial year, KPMG served as our auditors. Their appointment was approved by shareholders at our AGMs in 2025. The UK entity of KPMG audits Rio Tinto plc, and the Australian entity audits Rio Tinto Limited. The UK audit engagement partner, Jonathan Downer, was appointed in 2021 and the Australian partner, Graham Hogg, was appointed in 2025. Jonathan Downer will rotate off the audit at the conclusion of the 2025 audit and Simon Haydn-Jones has been selected as the UK audit engagement partner. This is a planned partner rotation, in line with the requirements of the Financial Reporting Council's (FRC) Ethical Standards and SEC requirements.

We agreed on the scope of the auditors' review of the half-year accounts, and of their audit of the full-year accounts, taking into consideration the key risks and areas of material judgement for the Group. We also approved the fees for this work and the engagement letters for the auditors.

The Group has fully complied with the Statutory Audit Services Order.

Safeguarding independence and objectivity, and maintaining effectiveness

In our relationship with the external auditors, we need to ensure that they retain their independence and objectivity, and are effective in performing the external audit.

Use of the external auditors for non-audit services

The external auditors have significant knowledge of our business and of how we apply our accounting policies. That means it is sometimes cost-efficient for them to provide non-audit services. There may also be confidentiality reasons that make the external auditors the preferred choice for a particular task.

However, safeguarding the external auditors' objectivity and independence is an overriding priority. For this reason, and in line with the FRC's Ethical Standard and the SEC independence rules, the Committee ensures that the external auditors do not perform any functions of management, undertake any work that they may later need to audit or rely upon in the audit, or serve in an advocacy role for the Group.

We have a policy governing the use of the auditors to provide non-audit services. The cap on the total fees that may be paid to the external auditors for non-audit services in any given year is 70% of the average of the audit fees for the preceding 3 years. This is in line with the FRC's Ethical Standard. Non-audit assignments fall into 2 broad categories:

- Audit, audit-related or other "pre-approved" services where we believe there is no threat to auditors' independence and objectivity, other than through the fees payable.
- Other services approved under delegated authority.

We apply different approval regimes to these areas of work. Approval of "pre-approved" services is as follows:

- Up to $50,000: subject to prior notification to management, this work can be awarded.
- From $50,001 to $100,000: requires the Chief Financial Officer's approval.
- Over $100,000 and with a tender process: if the external auditors are successful in the tender, the appointment requires the Chief Financial Officer's approval.
- From $100,001 to $250,000 without a tender process: requires the Chief Financial Officer's approval.
- Over $250,000 without a tender process: requires the Committee's or Committee Chair's approval.

In each case, the nature of the assignment and the fees payable are reported to the Committee.

The Chief Financial Officer can approve permitted services that are not "pre-approved" up to the value of $50,000 and an aggregate value of no more than $100,000. Fees exceeding $100,000 in aggregate require approval from the Committee or the Committee Chair.

At the half-year and year-ends, the Chief Financial Officer and the external auditors report to the Committee on non-audit services performed and the fees payable. Individual services are also reported to the Committee at each meeting that have either been approved since the previous meeting, or that require approval for commencement following the meeting.

Non-audit services provided by KPMG in 2025 were either within the predetermined approval levels or approved by the Committee and were compatible with the general standard of independence for auditors and the other requirements of the relevant regulations in Australia, the UK and the US.

Fees for audit and non-audit services

The amounts payable to the external auditors, in each of the past 2 years, were:

	2025 $m	2024 $m
Audit fees	**29.1**	28.1
Non-audit service fees:		
Assurance services	**5.3**	5.2
All other fees	**0.2**	0.2
Total non-audit service fees	**5.5**	5.4
Non-audit: audit fees (in-year)	**19 %**	19 %

For further analysis of these fees, please see note 38 on page 227.

None of the individual non-audit assignments was significant in terms of either the work done or the fees payable. We have reviewed the non-audit work in aggregate. We are satisfied that neither the work done, nor the fees payable, compromised the independence or objectivity of KPMG as our external auditors.

Independence of the external auditors

KPMG are required to provide a declaration to the Directors in relation to their compliance with the independence requirements of the Australian *Corporations Act 2001* and the professional code of conduct for external auditors. A copy of this is on page 266 and 335.

No person who served as an officer of Rio Tinto during 2025 was a Director or partner of KPMG at a time when they conducted an audit of the Group.

Effectiveness of the external auditors

We review the effectiveness of the external auditors annually. We consider the results of a survey containing questions on the auditors' objectivity, quality and efficiency. The survey, conducted in the 2nd quarter of 2025, was completed by a range of operational and corporate executives across the business, and by Committee members.

We are satisfied with the quality and objectivity of KPMG's 2024 audit.

Appointment of the auditors

The Committee has reviewed the independence, objectivity and effectiveness of KPMG as external auditors in 2025 and in the year to date. We have recommended to the Board that KPMG should be retained in this role for 2026, which the Board supports.

KPMG have indicated that they are willing to continue as auditors of Rio Tinto. A resolution to reappoint them as auditors of Rio Tinto plc will be proposed as a joint resolution at the 2026 AGMs, together with a separate resolution seeking authority for the Committee to determine the external auditors' remuneration.

Subject to the approval of the above resolution, KPMG will continue in office as auditors of Rio Tinto Limited.

Risk management and internal controls

We review Rio Tinto's internal control and risk management framework. We also monitor the risks and material controls falling within our remit, including financial, operational, reporting and compliance controls. A summary of the business's internal control and risk management framework, and of the principal risks and uncertainties we face, is available in the Strategic report on pages 89-100.

Our risk management framework is structured to assign accountability for risks to leaders who are in the best position to address them, while offering support via specialist capabilities and expertise along with independent review and oversight. Leaders of our businesses and functions are required to maintain adequate internal controls, to verify that these are operating effectively and are designed to identify any failings and weaknesses that may exist, and that any required actions are taken promptly.

The Audit & Risk Committee also regularly monitors our risk management and internal control framework (including internal financial controls). We aim to have appropriate policies, standards and procedures in place, and ensure that they operate effectively.

As part of considering the risk management framework, the Committee receives regular reports from the Group Financial Controller, the Chief Legal, Governance & Corporate Affairs Officer, the Head of Risk, the Head of Group Internal Audit and the Head of Tax on material developments including with respect to the legal, regulatory and fiscal landscape in which the Group operates.

The Board, supported by the Audit & Risk Committee, has completed its annual review of the effectiveness of our risk management and internal control framework. This review included consideration of our material financial, operational, reporting and compliance controls along with improvements made to the framework during the year. During the year, management identified a material weakness in internal control over financial reporting for the purposes of compliance with the Sarbanes-Oxley Act. No corrected or uncorrected misstatement arose as a consequence of this material weakness. Having considered this matter in the context of the Group's broader risk management and internal control framework, the Board concluded that the Group has an effective risk management and internal control framework. See page 119 for more information on how we will meet the requirements of Provision 29 of the *2024 UK Corporate Governance Code*.

Internal control over financial reporting

The main features of our internal control and risk management framework in relation to financial reporting are explained on page 155.

Internal audit program structure

GIA provides independent and objective assurance of the adequacy and effectiveness of risk management and internal control framework. It may also recommend improvements.

While the Head of GIA reports administratively to the Chief Financial Officer, appointment to, or removal from, this role requires the consent of the Audit & Risk Committee Chair. The Head of GIA is accountable to the Chairs of the Audit & Risk and the Sustainability Committees, and communicates regularly with both. The Head of GIA meets regularly with the Chair of the Audit & Risk Committee.

Our GIA team therefore operates independently of management. Its mandate is set out in a written charter, approved by the Audit & Risk Committee. GIA uses a formal internal audit methodology that is consistent with the Institute of Internal Auditors' (IIA) internationally recognised standards.

GIA utilise an external service provider to support delivery of the program of work whose appointment is approved by the Audit & Risk Committee. There is a clear policy to address any conflicts of interest, which complies with the IIA's standards on independence. This policy identifies a list of services that need prior approval from the Head of GIA.

Governance of the annual plan

Each year's internal audit plan is approved by the Audit & Risk Committee and the Sustainability Committee. The plan is focused on higher-risk areas and any specific areas or processes chosen by the committees. It is also aligned with any risks identified by the external auditors. Both committees are given regular updates on progress, including any material findings, and can refine the plans as needed. The Head of GIA also provides a thematic review of previous audit findings for discussion with the Audit & Risk Committee to identify any areas of future focus.

Effectiveness of the internal audit program

The Audit & Risk Committee monitors the effectiveness of the GIA function throughout the year at its meetings.

We are satisfied that the quality, experience and expertise of GIA are appropriate for the business and that GIA was objective and performed its role effectively. We are satisfied that GIA is appropriately resourced. We also monitored management's response to internal audits during the year. We are satisfied that improvements are being implemented promptly in response to GIA findings, and believe that management supports the effective working of the GIA function. Initiatives such as the Guest Auditor Program, where select Rio Tinto employees take the opportunity to step into the role of an internal auditor, allow for a broader understanding of the role of GIA and the development of valuable new skills.

Committee effectiveness

The Committee reviews its effectiveness annually. In 2025, this was accomplished through an internally-facilitated evaluation, with a deeper dive taking place for the committees.

The performance of the Committee continued to be highly rated, with no areas of concern raised and no significant changes recommended. There was acknowledgement of the breadth of the remit of the Committee and the continued need to ensure papers focus on the key issues.

Rio Tinto is on schedule to meet the updated governance requirements introduced by Provision 29 of the *2024 UK Corporate Governance Code*.

Identification of material controls

We have developed and implemented the Material Controls Assurance Program (MCAP) to identify and assess Rio Tinto's material financial reporting, operational, compliance, and non-financial reporting controls.

The MCAP adopts a top-down, risk-led methodology. The risk taxonomy for MCAP begins with the Group's principal risks and the financial reporting risk, followed by the most significant underlying risks (including price sensitive disclosure and reporting risks) that underpin them. The material controls were identified to align and mitigate the significant underlying risks. The existing Sarbanes-Oxley Act program is the basis for addressing financial reporting risk while our broader Three Lines of Defence model provides bottom-up risk-based assurance coverage for operational, compliance and non-financial reporting controls. All MCAP controls have been identified through collaboration between management, the risk owners and the control operators. These controls have been documented, along with their associated design and operating effectiveness attributes. We have established a methodology for assessing the severity of any deficiency identified. A monitoring process is in place to ensure the control population remains accurate and complete as the organisation's operations and risk profile evolve. The MCAP is appropriately resourced and the implementation process was governed through a dedicated Steering Committee.

Assurance and testing

A formal assurance plan has been developed to support internal evaluation of control effectiveness. Dry run design and operating effectiveness testing of material controls was performed during 2025. This assurance plan was completed using cross-function inputs into control design, assurance scope and the articulation of risk appetite. Testing outcomes performed by the accountable control owners and the second line testing team were documented. Where enhancement opportunities were identified, these have been implemented. No external assurance has been sought over material controls.

Governance

Regular updates on the methodology, timeline and controls are provided to the Board's Audit & Risk Committee, with the Board maintaining visibility and support throughout the process.

Looking ahead

The 2025 program has been treated as a "dry run" year.
In 2026, the MCAP activities will transition into business-as-usual, with continuous testing and monitoring.

Sustainability Committee report



The Sustainability Committee oversees our business's sustainable development activities and the integrity of our sustainability reporting. The Committee supports the Board in ensuring that Rio Tinto continues to supply the materials the world needs in a way that prioritises the safety and wellbeing of our people and of the communities who host us, protects the environment, and contributes positively to the societies in which we operate.

Sustainability Committee members[1, 2]
Dean Dalla Valle (Chair)
Dominic Barton
Susan Lloyd-Hurwitz[3]
Joc O'Rourke[4]
Ngaire Woods

1. Sam Laidlaw and Kaisa Hietala ceased to be members of the Committee when they stepped down from the Board on 1 May 2025.
2. Martina Merz ceased to be a member of the Committee when she stepped down from the Board on 23 October 2025.
3. Susan Lloyd-Hurwitz became a member of the Committee on 23 October 2025.
4. Joc O'Rourke became a member of the Committee on 1 June 2025.

The Committee's priority is the safety, health and wellbeing of our people and host communities. We were devastated by the tragic death of our colleague Mohamed Camara, who suffered a fatal injury while changing a haul truck tyre at the Simandou mine in Guinea on 22 August 2025. We acknowledge the grief suffered by his family, friends and coworkers, and will strive to ensure that the critical lessons learned as a result of the detailed investigation prevent such an event occurring again.

We are also greatly saddened by the death of a colleague following an incident at the SimFer mine site on 14 February 2026. Our deepest condolences are with the family, friends and colleagues of our teammate who lost their life. We are determined to understand and learn the lessons from this tragedy.

These, and other potential fatal incidents, illustrate that we must continue to focus relentlessly on our fatality prevention measures, maintenance procedures and safety culture. Following January 2024's fatal plane crash at Fort Smith involving Diavik employees, we have completed an aviation review in which we benchmarked our aviation activities against industry standards, closed identified gaps, and sought to embed a proactive approach to the management of aviation risks.

With every fatal incident in the wider industry, including 3 fatalities at our non-managed operations and one fatality on one of the non-managed marine vessels, we take the time to reflect, learn critical lessons, and implement change so that we can work towards every colleague going home safe, every day. We continue to believe that all fatalities are preventable, and the job of keeping people safe rests with all of us.

The Committee has sought to re-emphasise this collective responsibility in the past 12 months by:

- Overseeing the performance of the Group's Safety Maturity Model, our blueprint for safety, which enhances cultural and system maturity. Insights from the SMM complement trends identified through safety performance data.
- Focusing on PFIs involving energy transfer, including falling objects and vehicle interactions.
- Reviewing our classification of work-associated injuries, ensuring adherence to industry best practice.

In 2025, the Committee maintained its approach of dedicating a meeting to each of the key themes in its scope: Health and Safety; Environment and Closure; and Communities and Social Performance (CSP). A 4th meeting included presentations from each of our product group Chief Executives as well as the Chief Commercial Officer and Chief Safety & Technical Officer, and provided detailed insights into material sustainability and major hazard risks and controls across each Product Group, our major projects, exploration activities and our marine operations.

The Committee continues to oversee the Group's progress towards conformance with GISTM across all tailings storage facilities. Updates to the Committee from accountable executives confirmed substantial progress towards completion of verification activities and closing of outstanding actions for several facilities.

Over the course of 2025, the Committee has also reviewed:

- the Group's model for **Closure** and legacy management
- a renewed **Nature Strategy** and approach to **Biodiversity Management,** which integrates nature-based risk assessment into decision-making
- the work underway to manage the Group's permanent impact on **water resources**
- our relationships with **Indigenous and land-connected Peoples**
- progress on our **Human Rights** program and related disclosures including the *Modern Slavery Statement*
- outcome-based measurement of our **community investment**
- ongoing **Security** initiatives, including continued adherence to the Voluntary Principles on Security and Human Rights.

On community engagement and transparency, we are proud of the Local Voices program which provides on-the-ground data and insights into how communities experience and perceive our presence and activities. Over time, these insights can enhance asset decision-making and contribute to building and maintaining local trust and acceptance. Since our Group-wide roll out in Q4 2023, more than 14,000 surveys have been completed, with the program currently spanning 7 countries.

The Group Internal Audit function continued to provide assurance across the Committee's scope, including reviews of safety, environment (including biodiversity), CSP management systems and human rights. The Committee also reviewed and approved the scope of the 2025 Sustainable Development External Assurance Plan.

Meeting the site teams and our local stakeholders is always valuable for the Committee to further understand the context, their challenges, and how the policies and practices are managed day to day. Committee members were able to visit a number of sites in 2025, including in Canada, Mongolia, Argentina, Australia and Guinea, to see progress on critical risk controls, environmental management and social engagement.

The Committee will continue its focus in 2026 on preventing fatalities, improving safety culture, embedding environmental resilience, strengthening community partnerships and overseeing human rights performance.



Dean Dalla Valle
Sustainability Committee Chair

19 February 2026

The role of the Committee

The Committee's scope and responsibilities are set out in its Terms of Reference, which can be found at riotinto.com/corporategovernance.

Activities in 2025

The Committee met 4 times in 2025. During these meetings, the Committee:

- received presentations from each of the product group Chief Executives, our Chief Commercial Officer, and our Chief Safety & Technical Officer on the key sustainability and social licence, and operational risks and trends for their respective product group or function.

Safety and health

- Reviewed the learnings from the tragic incident at the Simandou project in August 2025 that resulted in the death of Mr Mohamed Camara, and received a briefing on the improvements that had been shared across the Group as a result of these learnings.
- Received regular updates on the Group's performance across key safety and health metrics.
- Conducted regular reviews of PFIs occurring across the Group.
- Received regular updates on Major Hazard incidents across the Group.
- Received an update on Aviation Safety, one year on from the Fort Smith incident, which looked at key internal learnings, work completed to address identified gaps, the initiatives taken to build knowledge and capability across the Group, and the planned initiatives to further strengthen and embed a proactive approach to the management of aviation risks across the Group.
- Received a presentation on the improvements to processes across the Group that had been adopted as a result of the learnings from the fatality in October 2024 at the SimFer port project.
- Conducted deep dives into key safety risks and controls, including process safety (focusing on the Sorel-Tracy furnace explosions in June and July 2023).

Environment

- Conducted regular reviews of the Group's performance across key environmental metrics.
- Reviewed our biodiversity management strategies at the Simandou project, including an outline of the critical biodiversity risks across the project.
- Received updates on the Group's implementation of GISTM, and engaged with Accountable Executives in line with the Standard's requirements.
- Received an update on nature strategy and biodiversity management which provided an update on Rio Tinto's approach to nature and the 2025 deliverables, and the short-, mid- and long-term nature target program.

Communities and social performance

- Received progress updates on the Group's CSP strategy.
- Received presentations from each of the product group Chief Executives, our Chief Commercial Officer, and our Chief Safety & Technical Officer on their key CSP risks.
- Oversaw regular updates on the work being done to mitigate the economic and social risks as a result of the imminent demobilisation of the Simandou construction workforce.
- Received a report from the Chair of the Australian Advisory Group, an advisory forum, on implications for our Australian business from emerging developments, policies or initiatives.
- Reviewed progress on development of the Group's *2024 Modern Slavery Statement* and our embedded human rights due diligence program.

Assurance, risk management and global sustainability trends

- Received a report from KPMG on their sustainability external assurance program for 2024.
- Approved the external assurance plan for the Group's sustainability reporting, and for the performance data supporting the safety and ESG performance outcomes under the short-term incentive plan.
- Received reports from GIA on their audits relating to matters within the Committee's scope.
- Reviewed recommendations for the Group's 2026 sustainable development internal assurance plan.

Governance and disclosure

- Reviewed various sustainability disclosure materials.
- Reviewed an assessment of the Group's most material sustainability topics to be reported on in the *2025 Annual Report*.

Other (including closure and security)

- Received an update on the Group's closure strategy implementation following the Executive Committee's recent endorsement of a change to the closure operating model.
- Received regular updates on security issues across the Group and key insights on risk assessments and controls.
- Members of the Committee provided observations from recent site visits they had attended.

The chart below represents the allocation of the Committee's meeting time during 2025:


Safety and health: 28%
Communities and social performance (including cultural heritage and human rights): 28%
Environment, including tailings management, water and biodiversity: 24%
Assurance, risk management and global sustainability trends: 11%
Governance and disclosure: 7%
Other (including closure and remediation, and security): 2%

The Committee Chair reports to the Board after each meeting and our minutes are tabled before the Board. All Directors have access to the Committee's papers.

Sustainability disclosures

Our sustainability framework and performance is described in detail on pages 32-88.

For more information and to access our *2025 Sustainability Fact Book* see riotinto.com/sustainabilityreporting

Our *2024 Modern Slavery Statement* can be found at riotinto.com/modernslavery

Remuneration report



Annual statement by the People & Remuneration Committee Chair

The Committee's overarching purpose is to ensure the people, culture and remuneration policies, frameworks and practices are aligned with the Group's strategy, objectives and values.

Dear Shareholders,

On behalf of the Board, I am pleased to introduce my first Directors' Remuneration report since being appointed the Chair of the People & Remuneration Committee. I want to begin by acknowledging the 7 years my predecessor, Sam Laidlaw, served as Committee Chair. While there is a change in Committee Chair, I want to emphasise that the Committee will continue to be mindful of its responsibilities in overseeing executive pay and alignment with your interests. To that end, we will maintain our engagement with shareholders in a transparent and collaborative manner.

Nothing is more important than the safety, health and wellbeing of our people.

Reflecting on the past year, I was greatly saddened that our colleague Mohamed Camara died following a work-related incident at the SimFer mine site in Guinea. This has been taken into consideration in determining the 2025 STIP outcome.

I also feel a deep sense of loss after the death of the employee of a contracting company following an incident at the SimFer mine site on 14 February 2026.

Any death is devastating. Lessons have been, and continue to be, learnt, with changes being made to enable the return of a fatality-free company. Among them are changes to our remuneration, outlined in this letter to you and further detailed on page 136.

Executive changes

In 2025, Jakob Stausholm, Chief Executive since 2021, stepped down from his role. I want to extend my sincere gratitude to Jakob for his service to Rio Tinto since joining as Chief Financial Officer in 2018. Under Jakob's leadership, we made significant progress in rebuilding relationships and our reputation following the events at Juukan Gorge in 2020. Under his tenure as Chief Executive, we returned over $40 billion to shareholders and advanced key projects, namely at Simandou and Oyu Tolgoi, that will support long-term shareholder value and create opportunities and prosperity for local communities. Details of Jakob's exit arrangements are included on page 140.

Simon Trott, formerly Chief Executive, Iron Ore and prior to that our Chief Commercial Officer, was appointed as Jakob's successor in August. As Chief Executive, Simon brought his wealth of commercial and operational experience accumulated in his decades with Rio Tinto to implement a stronger, sharper, simpler way of working which contributed to our 2025 results. Simon was appointed on terms consistent with our Remuneration Policy (Policy) and details are included on page 125.

The organisational changes, announced following Simon's appointment, have been to simplify our structure, allowing us to focus on core assets to maximise value and shareholder returns.

As part of these changes, Matthew Holcz was appointed Chief Executive, Iron Ore and Sinead Kaufman, Chief Executive, Minerals and Kellie Parker, Chief Executive, Australia stepped down from their roles in 2025. Both Sinead and Kellie have made significant and valuable contributions to Rio Tinto over their combined 52 years of service. They leave with the best wishes from the Board and their colleagues at Rio Tinto.

Operational performance

Operational performance in 2025 showed solid improvements on 2024, allowing $6.5 billion to be returned to shareholders as dividends. During 2025, we achieved 2 significant milestones that have strengthened our portfolio and have the potential to generate significant value. In March, we completed the acquisition of Arcadium Lithium plc which provided us with the platform to develop a world-class lithium business and deliver a critical material the world needs as it shifts towards electrification. In December, the first shipment of iron ore from Simandou left Guinea bound for international markets. This is one of the biggest and most complex mining projects in the world and after many years of developing our infrastructure we have unlocked an exceptional new source of high-grade iron ore that complements our world-class portfolio of iron ore mines in Australia and Canada.

Our performance in 2025 was underpinned by the continuing progress of our Safe Production System (SPS) which is now in place at all our operating sites. Since its launch in 2021, we have steadily integrated this across our assets and are seeing operational improvements flowing through to our financial performance.

We continued to progress against our ambitious decarbonisation goals to halve our emissions by 2030. In 2025, we delivered modest reductions in emissions, despite underlying growth increases in CuEq production. Whilst our progress towards our 2030 ambition will not be linear, we are seeing the benefit of our focus and innovation in this area translate into tangible emission reductions year on year.

With decarbonisation-related targets incorporated in both our short-term incentive plan (STIP) and long-term incentive plan (LTIP), we have incentives for building the pipeline of opportunities over the short term, and executing and delivering tangible environmental and commercial benefits over the longer term.

Overview of pay and performance in 2025

Looking at pay in the broader context, we give significant focus to fair and equitable pay as evidenced by our gender pay metrics. Further details on our equal pay gap and gender pay gap, along with a wider discussion on talent, workplace culture, respect and inclusion, are provided in the sustainability section of this report on pages 38-39.

We are also proud to be accredited members of the Fair Wage Network as a Living Wage Employer, which reinforces our pay principles of fairness and equity, as well as competitiveness.

Short-term incentive plan

For 2025, our STIP scorecard remained unchanged with half assessed against financial targets and half measured against annual strategic measures. The financial measures include underlying EBITDA and STIP free cash flow, assessed on a flexed and unflexed basis. The other half of the scorecard is linked to our performance around safety, carbon reduction, people and culture, and progress on our objectives to excel in development and strengthen our licence to operate. Overlaying the scorecard is a fatality deduction as well as an individual performance multiplier.

STIP fatality deduction

A work-related incident at SimFer in 2025 resulted in a colleague's tragic loss of life. The Committee treats any workplace fatality with the utmost gravity and, accordingly, it was determined that the STIP fatality deduction should be applied for 2025 which reduced the final STIP result by 10% of the overall scorecard outcome for all eligible employees.

STIP scorecard performance

The Group's financial performance in 2025 was underpinned by strong operational performance with an 8% uplift in CuEq production, cost discipline, along with our diversifying portfolio. After applying the fatality deduction, the Committee's assessment of the Group's performance against the STIP scorecard determined an overall scorecard outcome of 59.5% of maximum. Further details of the specific measures and targets and the calculation of the 2025 scorecard outcome are included on page 131.

The outcome of the financial component of the STIP scorecard was at 64.4% of maximum, with adjusted STIP results for underlying EBITDA of $25.9 billion and STIP free cash flow of $13.2 billion. Further details can be found on page 131.

The strategic component of the STIP scorecard is underpinned by 4 strategic priorities – Impeccable ESG, Excel in Development, People & Culture and Social Licence. Overall outcome against the strategic scorecard was assessed by the Committee as 67.5% of maximum which comprised a range of performance outcomes as explained below.

Our Impeccable ESG measure was above target for the year, driven by strong delivery of decarbonisation projects with multiple projects continuing through the various approval stage-gates over the year.

Performance against the Excel in Development element, which measures our progress in exploration, studies and project execution, was assessed as above target for the year, reflecting further strong delivery across a number of opportunities at different stages of development.

Our People & Culture measure assesses the effectiveness of our leadership, talent and engagement practices, including indicators such as workforce representation and employee engagement survey results. While we continue to make progress, the overall outcome was assessed as below target with gender representation meeting threshold performance and culture change progress meeting target performance.

The Social Licence measure assesses changes in how we are perceived by the general public using RepTrak, and by communities that are local to operations through Voconiq's Local Voices program. Overall outcome for 2025 was above target.

Under the STIP operated since 2023, an individual multiplier can be applied to reflect exceptional performance. This structure applies to all participants in the plan and is used sparingly.
The Committee considered the individual performance of each Executive Committee member, including the Executive Directors during 2025 and determined that it would be applied to Simon Trott and Jérôme Pécresse for their exceptional contributions over the financial year.

Further details on the individual performance and STIP outcomes can be found on pages 131 to 135 and page 142. In light of the strong financial and operating performance, progress on various strategic initiatives, and the substantial value returned to shareholders, the Committee considered the overall outcomes to be a fair reflection of performance during the year.

Long-term incentive plan

The performance period for the 2021 Performance Share Award (PSA) concluded in December 2025. Despite a strong Total Shareholder Return (TSR) of 66.4% over the 5-year performance period, this fell below the TSR of the S&P Global Mining Index (91.2%). While this index includes a number of our key sector peers, many of which we outperformed over this period, there was recognition that the performance of certain peers was driven by commodity prices, in particular with gold prices reaching record highs.

The outcome was also below the TSR of the MSCI World Index (93.2%). The Committee noted that despite our TSR being higher than the majority of constituents of the MSCI, the performance of this index has been driven by some exceptionally high performing technology stocks rather than outperformance of the market as a whole. Despite this, the Company has again delivered substantial returns for our shareholders over the last 5 years, while also making substantial investment in future growth opportunities.

In addition to reviewing the formulaic TSR outcomes which resulted in a nil vesting result, the underlying business performance and the consequence management framework were also considered by the Committee and no changes to the formulaic outcomes were deemed appropriate or necessary. In line with the new *UK Corporate Governance Code* requirements, the Committee also confirms that there was no application of malus or clawback provisions in the reporting period.

2026 remuneration decisions

I met with a number of our major shareholders towards the end of 2025 to begin early dialogue on our Policy (due for renewal in 2027) and how this may evolve given the fast pace at which the executive pay landscape is changing across sector peers and the broader market. In addition, the Committee believes our next Policy should sharpen management's focus on safe and efficient production, strengthen mid-term value creation by outperforming peers on TSR, support continued abatement of carbon emissions, and reinforce long-term decision-making that secures a strong legacy for the next generation of leadership. In this context, recent market examples of global companies seeking to structure long-term incentives as a combination of performance shares and time-vested stock potentially provide a balance between a performance focus and longer-term stewardship.

The Committee has decided against seeking an early shareholder vote on our next Policy, and will present this for approval at the usual triennial date in 2027, but it remains mindful that despite changes made as part of our 2024 Policy, our relative market positioning on pay has further weakened over time. Despite this, the Committee will continue with the current approach to pay as I engage with major shareholders during 2026 on our next Policy proposal to ensure we have an executive pay framework that attracts, retains and incentivises the best calibre of executive talent with shareholder support.

The Chief Executive's 2026 salary will remain below that of his predecessor's salary even though he will receive a 5% increase to reflect the assessment of how well he has transitioned into the role.

For the 2026 STIP, the weighting of the safety metric within the scorecard will increase from 10% to 15%, with a corresponding reduction in the decarbonisation metric from 10% to 5%. This adjustment reflects the Board's deep concern following two consecutive years in which the Group experienced workplace fatalities. Strengthening the weighting of safety reinforces the Group's unwavering commitment to ensuring that every employee returns home safe and further elevates safety as a priority within the STIP scorecard.

For LTIP awards to be granted in 2026, the Committee identified the importance of aligning part of the incentive outcome to delivery against the strategic priorities of operational excellence, project execution and capital discipline, announced at our Capital Markets Day in December 2025. The emphasis will be accommodated within the LTIP strategic scorecard that has been used initially to focus on decarbonisation. These new strategic priority measures will apply to 10% of the 2026 LTIP, with 10% assessed against decarbonisation measures. TSR measures will continue to be emphasised and will apply to 80% of the 2026 LTIP. Further details are provided on page 139.

The adjustments to the decarbonisation components of the STIP and LTIP do not represent a reduction in the Group's commitment to its 2030 decarbonisation goals. Our climate strategy remains unchanged. The refinements for 2026 are intended to ensure that the Group's incentive arrangements remain fully aligned with the overall strategic priorities and that they continue to support a balanced, long-term performance framework while placing enhanced focus on safety as our foremost priority.

I want to thank those investors whom I met and consulted with in 2025 and look forward to continued dialogue on these topics in 2026.

I also want to reiterate our approach of engaging with shareholders in a transparent and collaborative manner and of course welcome shareholder feedback and comments on our 2025 Directors' Remuneration report.

Yours sincerely,



Ben Wyatt

People & Remuneration Committee Chair

19 February 2026

Remuneration Policy summary

Our Remuneration Policy applies to our Executive and Non-Executive Directors and to the Chair. In accordance with Australian law, it also sets out the Remuneration Policy principles that apply to key management personnel (KMP) who are not directors. Our Remuneration Policy, as approved at our 2024 annual general meetings (AGMs), can be found on our website. When developing the Remuneration Policy, the Committee considered the pay arrangements from the perspective of clarity, simplicity, risk, predictability, proportionality and alignment to culture. Further detail is set out on pages 119-126 of the 2023 Annual Report. The Remuneration Policy applicable to our executives and its implementation in 2025 and 2026 is summarised below.

Fixed pay

Base salary

- Base salaries are set to reflect broad alignment with comparable roles in the global external market and the executive's qualifications, responsibilities and experience.
- Base salaries are reviewed annually by the Committee. Any increase is normally aligned with the wider workforce, with no cap on individual salary increases to better align with market practice and to provide sufficient flexibility where appropriate.
- Above average increases may be made in specific circumstances, such as promotion, increased responsibilities or market competitiveness.

Pension or superannuation

- Rio Tinto may choose to offer participation in a pension plan, superannuation fund, or a cash allowance in lieu.
- The maximum annual benefit is set to reflect the pension arrangements for the wider employee population and is currently capped at 14% of base salary.

Other benefits

- Executives are eligible to receive benefits which may include private healthcare cover, life and accident insurances, professional advice and other minor benefits.
- Secondment, relocation and localisation benefits may also be made to, and on behalf of, executives living outside their home country.

STIP

- Measures and weightings for the scorecard are selected by the Committee for each financial year. At least 50% of the measures will relate to financial performance, and a significant component will relate to safety. Other strategic, environmental, social and governance (ESG) and individual business outcomes may be included.
- Underlying EBITDA and STIP free cash flow are used for the financial measures, half of which are adjusted for commodity prices.
- For financial performance, threshold performance results in a nil award (25% of award pays out for threshold performance for non-financial measures) and outstanding performance results in maximum payout. The payout for specific metrics may be varied to reflect the stretch of the underlying target.
- Maximum opportunity is capped at 200% of base salary for each executive.
- An individual performance multiplier may be applied to the STIP outcome, but the final payout may not exceed 200% of salary.
- Normally, 50% of the STIP is delivered in cash and the balance is delivered in shares that are deferred for 3 years as a Bonus Deferral Award (BDA).
- Dividends (or equivalents) may accrue in respect of any BDA that vest.
- The Committee retains the right to exercise discretion to ensure that the level of award payable is appropriate.
- Malus, clawback and suspension provisions apply to the STIP and BDA.

LTIP

- 80% of the award is subject to performance measured against Total Shareholder Return (TSR) relative to the constituents of the S&P Global Mining Index and the MSCI World Index, and 20% is assessed against a strategic scorecard (for Performance Share Award (PSA) grants made from 2024).
- The Committee will set performance conditions aligned with the Group's long-term strategic objectives for each PSA grant. Relative TSR has been chosen as the predominant measure of long-term performance. The Committee retains the discretion to adjust the performance measures and weightings as appropriate.
- Awards have a maximum face value of 500% of base salary. Threshold vesting is 22.5% of face value. Target is 50% of face value.
- Dividends (or equivalents) may accrue in respect of any PSA that vest.
- The Committee retains the right to exercise discretion and seeks to ensure that outcomes are fair and reflective of the overall performance of the company during the performance period.
- Performance period of 3 years, followed by a holding period of 2 years (for PSA grants made from 2024).
- Malus, clawback and suspension provisions apply to LTIP awards (noting clawback provisions comply with SEC requirements).

Shareholding requirements

- Over a 5-year period, executives should reach a share ownership in Rio Tinto shares (expressed as a fixed number of shares and subject to review every 2 years). The shareholding requirement for 2026 is:
  - Chief Executive: 120,000 Rio Tinto plc shares or 105,000 Rio Tinto Limited shares, or combination thereof
  - Chief Financial Officer: 60,000 Rio Tinto plc shares
  - Other executives (requirement varies by individual): 48,000-54,000 Rio Tinto plc shares or 40,000-46,000 Rio Tinto Limited shares.
- Longer periods may be accepted for new appointments.
- Executive Directors are required to retain a holding for 2 years after leaving the Group, in line with the shareholding requirements.

Recruitment policy

- No form of "golden hello" will be provided upon recruitment. In the case of internal appointments, existing commitments will be honoured.
- Our approach concerning "buy-outs" is to determine a reasonable level of award, on a like-for-like basis, consisting primarily of share-based awards, but also potentially cash, taking into consideration the quantum of forfeited awards, their performance conditions and their vesting schedules.
- Other elements of remuneration are to be consistent with the Policy applicable to other executives.

Termination policy

- An Executive Director's notice period is normally 12 months, during which they will receive their base salary and other benefits.
- Ineligible leavers forfeit their unvested LTIP and STIP entitlements.
- An eligible leaver may receive the following:
  - A discretionary STIP award on a pro-rata basis, payable on the normal STIP payment date in cash.
  - Any unvested BDA from prior year awards will normally vest on the scheduled vesting date.
  - Unvested LTIPs will normally be retained and vest on the scheduled vesting date, subject to performance conditions where applicable.
- PSA and Management Share Awards (MSA), where applicable, will be reduced if the executive leaves within 36 months of grant.
- STIP and LTIP awards are subject to malus, clawback and suspension following termination.

Consequence management framework

- Under both the malus and clawback provisions, where the Committee determines that an exceptional circumstance has occurred, it may, at its discretion, reduce the number of shares to be received on vesting of an award, or, for a period of 2 years after the vesting, the end of any holding period or payment of a share or cash award, the Committee can claw back value from a participant. This period is deemed appropriate in light of the risk profile of the business and standard market practice.
- The Committee will apply the consequence management framework, and the circumstances under which the Committee exercises such discretion may include, inter alia:
  - fraud, misconduct or an exceptional event which has had, or may have, a material effect on the value, reputation, or social licence of any member of the Group
  - an error in the Group's financial statements which requires a material downward restatement
  - personal performance and leadership behaviour of a participant, of their product group, or of the Group, which does not justify vesting; or where the participant's conduct or performance has been in breach of their employment contract, any laws, rules or codes of conduct applicable to them; or the standards or demeanour reasonably expected of a person in their position
  - misstatement or misrepresentation of performance
  - where any team, business area, member of the Group or profit centre in which the participant works (or worked) has been: found guilty in connection with any regulatory investigation; or has been in breach of any laws, rules or codes of conduct applicable to it; or the standards, leadership behaviour or demeanour reasonably expected of it
  - where the Committee determines that there has been material damage to the Group's social licence to operate
  - a catastrophic safety or environmental event.
- Under the suspension provisions, the Committee may suspend the vesting of an award for up to 5 years until the outcome of any internal or external investigation is concluded, and may then reduce or lapse the participant's award based on the outcome of that investigation. Where suspension applies, the 2 year clawback period will not extend beyond the period commencing from the original vesting date, or the end of any holding period.
- Remuneration delivered under the Policy is subject to SEC-compliant clawback policies for up to 3 financial years, requiring the clawback of erroneously awarded incentives as a result of material misstatements.

Discretion

- The Committee reserves the right to review all remuneration outcomes arising from mechanistic application of performance conditions, and to exercise discretion to make adjustments where such outcomes do not properly reflect underlying performance or
- the experience of shareholders or other stakeholders.
- The Committee may at its discretion adjust, or change performance measures, or both, if events occur which cause the Committee to determine that the measures are no longer appropriate or in the best interests of shareholders or other stakeholders, and that amendment is required so that the measures, as far as possible, achieve their original purpose. Such discretion will be exercised judiciously and clearly disclosed and explained in the Implementation report.

When remuneration is delivered

The following chart provides a timeline of when remuneration is delivered, using 2025 as an example.


Performance year
2025
+1
2026
+2
2027
+3
2028
+4
2029
+5
2030
Base
Salary
Benefits
e.g. Health insurance, Pension
STIP
Performance period
50% cash
BDA grant
50% deferred shares (BDA)
BDA vest
LTIP
PSA grant
3-year performance period
2-year holding period
PSA release
JAN 25
MAR 25
MAR 26
DEC 27
DEC 28
DEC 29

How are performance metrics for incentives aligned with our strategy?

Approximately 27,000 employees participate in the STIP through a single Group scorecard. The metrics in the STIP design remain aligned with the implementation of our strategy and are linked to our areas of strategic focus.

The PSA is targeted at our most senior leaders, with consistent metrics applied for all participants. The award is intended to capture how we create sustainable value for our shareholders over the longer term. LTIP awards are based on relative TSR performance plus a scorecard linked to the Group's long-term decarbonisation ambitions and other strategic priorities.

Strategic priorities	Incentive	Reflection in scorecard
People and Safety	STIP	Focuses on how we do things as well as what we achieve, as a critical lever of accelerating our culture change and building an inclusive workplace environment. Safety in all its aspects remains a key priority.
Excel in Development	STIP	Measures progress in relation to exploration, studies and project execution.
Sustainability and Social Licence	STIP	Progressing the work on our decarbonisation pathways towards achieving our 2030 ambition.
	LTIP	The strategic scorecard in the LTIP includes measures linked to our multi-year and ambitious decarbonisation strategy, with a focus on a combination of offensive and defensive metrics to incentivise long-term competitive advantage.
	STIP	Measures our progress in building trust and meaningful relationships with our community of stakeholders.
Operational excellence	STIP	Focuses on achievement of financial plan commitments with financial measures that are assessed on both a flexed and unflexed basis.
Total Shareholder Return	LTIP	Measures relative share price and shareholder return performance.

At a glance: 2025 remuneration outcomes

Executive Director remuneration (£'000)

The charts below set out the actual, threshold and maximum executive remuneration, as calculated under the UK regulations. As explained on page 129, there are differences in both the reporting of remuneration and the methodology for measuring remuneration under the Australian regulations. Percentages shown in the charts below represent percentage of maximum.

Chief Executive (from 25 August 2025)

Simon Trott


2025 Actual remuneration
100%
74.4%
0%
£1,174
£704
£1,878
2025 Threshold remuneration
100%
25%
22.5%
£1,174
£816
£2,227
£237
2025 Maximum remuneration
100%
100%
100%
£1,174
£947
£3,629
£5,750

Chief Executive (to 24 August 2025)

Jakob Stausholm


2025 Actual remuneration
100%
59.5%
0%
£1,125
£1,085
£2,210
2025 Threshold remuneration
100%
25%
22.5%
£1,125
£1,705
£3,286
£456
2025 Maximum remuneration
100%
100%
100%
£1,824
£7,577
£10,526
£1,125

Chief Financial Officer

Peter Cunningham


2025 Actual remuneration
100%
59.5%
0%
£919
£932
£1,851
2025 Threshold remuneration
100%
25%
22.5%
£919
£392
£1,469
£158
2025 Maximum remuneration
100%
100%
100%
£919
£1,567
£700
£3,186

Fixed STIP LTIP

2025 short-term incentive plan



Group financial scorecard	
Weighting	50%
Weighted performance	32.2%
Group strategic scorecard	
Weighting	50%
Weighted performance	33.8%

2021–2025 long-term incentive plan



TSR relative to EMIX/S&P Global Mining Index	
Weighting	50%
Weighted performance	0%
TSR relative to MSCI World Index	
Weighting	50%
Weighted performance	0%

Group financial scorecard performance

In 2025, the Group financial STIP outcome was above target at 64.4% of maximum.

Underlying EBITDA target range (threshold to outstanding) – $bn


Target: 21.9
Actual: 25.94
Unflexed
16.2
30.1
Target: 25.1
Flexed
18.6
34.5

STIP free cash flow target range (threshold to outstanding) – $bn


Target: 11.0
Actual: 13.23
Unflexed
8.3
15.5
Target:12.9
Flexed
9.7
18.0

Group strategic scorecard performance

In 2025, the Group strategic scorecard outcome was above target at 67.5% of maximum.


Impeccable ESG (20%)
59.0%
Excel in Development (10%)
94.0%
People and Culture (10%)
40.0%
Social Licence (10%)
85.0%

The STIP scorecard outcome post fatality deduction was 59.5% of maximum.

LTIP

Our TSR over the 5-year performance period was 66.4%, which was below both the EMIX/S&P Global Mining Index and the MSCI World Index, resulting in nil vesting of the 2021 PSA.

Share ownership requirements

The shareholding requirement for Executive Directors is expressed as a fixed number of Rio Tinto plc or Rio Tinto Limited shares, or a combination thereof. Simon Trott has only recently been appointed as Chief Executive and will continue to build up his shareholding towards his requirement over time.

Simon Trott

Appointed August 2025


2025 shareholding
43%
Requirement
120,000 plc / 105,000 Limited
100%

Peter Cunningham

Appointed June 2021


2024 shareholding
136%
2025 shareholding
146%
Requirement
60,000 plc
100%

Wider employee remuneration

How is the Remuneration Policy applied to the wider employee population?

Our remuneration framework as it applies to the wider employee population is firmly anchored to our Remuneration Policy principles and directly informs how competitiveness, performance linkage, fairness, and cultural alignment are operationalised throughout our programs across the organisation. This ensures our reward philosophy and principles remain consistently embedded in all aspects of our remuneration design and decision-making.


Fairness
Competitiveness
Performance
Potential
Retention
Wellbeing

Consistency

- We set pay through a globally consistent, principles-driven framework for all employees not covered by collective bargaining or local legislative requirements.
- Our STIP design uses one scorecard for around 27,000 employees, including executives. This consistent approach supports the delivery of our strategy, and a mindset shift in how we win collectively.

Equity

- We are committed to providing fair and equitable pay for equivalent roles and contribution. We review and monitor pay equity through multiple lenses, including gender, as part of our annual remuneration review process.
- We annually review employee remuneration against living wage benchmarks, and achieved accreditation as a Living Wage Employer from the Fair Wage Network in 2024.
- Minimum global standards, which we implement across all countries to ensure the foundations of our reward offerings, meet levels determined by the Group irrespective of local market practices. Examples include global standards for parental leave and life assurance.

Ownership

- We promote material participation in our all-employee share plan (myShare) to create stewardship and provide employees with access to help build to longer-term financial security.
- As at 31 December 2025, approximately 37,000 (2024: 36,000) of our employees across more than 30 countries were shareholders in the company.
- Employees invest approximately $27 million (2024: $26 million) in Rio Tinto shares every quarter through myShare.
- Employees eligible for LTIP awards receive these as either MSA, vesting over 3 years and not subject to performance conditions, or PSA which are performance-tested over 3 years.

Recognition

- RockStars is our global recognition and service milestones program, reaching over 50,000 employees.
- Recognition moments are aligned with our company values, promoting the behaviours we want to see at Rio Tinto.
- The program is complemented by our annual RockStars of the Year Awards, where we recognise individuals who show above-and-beyond care, courage and curiosity, and teams driving high-impact collaboration against our strategic objectives.

Wellbeing

- We provide industry and market leading benefit programs that focus on holistic and integrated support for physical, mental and financial wellbeing.
- The benefits we offer can be tailored to suit different needs and life stages, including: employee assistance; minimum standards for life, accident and disability insurances; medical plans and virtual care, health screening and prevention; and subsidised health and wellbeing services.

Numbers at a glance

<1.5%
Equal pay gap in favour of men
(2024: <1.5%)

37,000
Employee shareholders
(2024: 36,000)

27,000
STIP participants
(2024: 27,000)

<1%
Gender pay gap in favour of women
(2024: <1%)

201,000
Recognition and service milestone moments
(2024: 195,000)

2,300
LTIP participants
(2024: 2,200)

Implementation report

This Implementation report is presented to shareholders for approval at our AGMs. It outlines how our Remuneration Policy was implemented in 2025, and the intended operation in 2026.

About our reporting

As our shares are listed on both the Australian Securities Exchange and the London Stock Exchange, the information provided within our Remuneration report must comply with the reporting requirements of both countries.

Our regulatory responsibilities impact the volume of information we provide, as well as the complexity. In Australia, we need to report on a wider group of executives, as described in the following paragraph. In addition, as set out in the summary table below, the 2 reporting regimes follow different methodologies for calculating remuneration.

In the UK, disclosure is required for the Board, including the Executive Directors. The Australian legislation requires disclosures in respect of key management personnel (KMP), being those persons having authority and responsibility for planning, directing and controlling the activities of the Group. In 2025, our KMP comprise the Board, and all product group Chief Executives.

Executive KMP are listed on pages 140 and 141, with details of the positions held during the year and dates of appointment to those roles.

The single total figure of remuneration table on page 131 shows remuneration for our Executive Directors, gross of tax and in the relevant currency of award or payment.

In table 1a on page 145, we report information regarding executives in accordance with Australian statutory disclosure requirements. The information is shown gross of tax and in US dollars. The remuneration details in table 1a include accounting values relating to various parts of the remuneration package, most notably LTIP awards, and require a different methodology for calculating the pension value. The figures in the single total figure of remuneration table are therefore not directly comparable with those in table 1a. Where applicable, amounts have been converted using the relevant average exchange rates included in the notes to table 1a.

In table 1b on page 146, we report the remuneration of the Chair and the Non-Executive Directors.

Certain information contained within the Remuneration report is audited, as outlined on page 149.

Shareholder voting

As required under UK legislation, the current Remuneration Policy was subject to a binding vote and approved at our 2024 AGMs. The Implementation report, together with the annual statement by the People & Remuneration Committee Chair, is subject to an advisory vote each year as required by UK legislation. Under Australian legislation, the Remuneration report as a whole is subject to an advisory vote. All remuneration-related resolutions will be voted on at the AGMs as Joint Decision Matters by Rio Tinto plc and Rio Tinto Limited shareholders.

The differing approaches explained

As well as the difference in methodology for measuring remuneration, there are key differences in how remuneration is reported in the UK and Australia.

UK

- For reporting purposes, remuneration is divided into fixed and variable elements.
- We report remuneration in the currency it is paid. For example, where a UK executive is paid in pounds sterling, remuneration is reported in pounds sterling.

Australia

- For reporting purposes, remuneration is divided into short- and long-term elements.
- All remuneration is reported in US dollars, so using the previous example, the UK executives' remuneration would be converted to US dollars using the average exchange rate for the financial year (except STIP, which is converted at the year-end exchange rate).

The table below summarises the elements of each component of remuneration, as well as the significant differences in the approaches to measurement.

UK

Fixed
Base salary

Benefits

Pension
The value of the pension contribution and payment in lieu of pension paid during the year

+

Variable
STIP – cash element

STIP – deferred share element

+

LTIP
Valued at point of vesting

=

Total remuneration

Australia

Short-term
Base salary

STIP – cash element

Cash benefits

Non-monetary benefits

+

Long-term
STIP – deferred share element
Based on the amortised IFRS fair value of deferred shares at the time of grant

+

LTIP
Based on the amortised IFRS fair value of the award at time of grant

Pension and superannuation valued on an accounting basis

=

Total remuneration

People & Remuneration Committee

Responsibilities

The Committee's responsibilities are set out in our Terms of Reference, which is reviewed annually, and published at riotinto.com/corporategovernance.

Our responsibilities include:

People

- reviewing strategic workforce planning, including talent, succession and development planning within the Group
- developing leaders' skills
- overseeing and implementing the Board's workforce engagement plan and implementation.

Culture

- progressing implementation of the 2022 *Everyday Respect Report* recommendations and the monitoring of broader cultural change
- developing strategies, initiatives and performance measures around organisational culture and desired behaviours
- assessing the effectiveness of respect and inclusion policies.

Remuneration

- determining the Group's remuneration strategy, policy and framework
- determining the remuneration of the Chair, Executive Directors and other members of the Executive Committee
- determining the mix and operation of the Group's STIP and LTIP, ensuring alignment with the company's strategic objectives
- overseeing the operation of the Group's STIP and LTIP for executives, including approving awards, setting performance criteria, and determining any outcomes or vesting, and, where necessary, applying the consequence management framework to current and prior awards
- determining contractual notice periods and termination commitments, and setting retention and termination arrangements for executives
- overseeing awards under the Group's all-employee share plans
- the annual Directors' Remuneration report, shareholder engagement on the Remuneration Policy, including its implementation, and other related matters including gender pay
- reviewing workforce remuneration and related policies, and the alignment of incentives and rewards with culture and taking these into account when setting the Policy for Executive Director remuneration
- engaging independent external remuneration advisers.

We consider the level of pay and conditions for all employees across the Group when determining executive remuneration.

Committee membership

The members of the Committee during the year and to the date of this report were:

Ben Wyatt (Committee Chair from 2 May 2025)	Sam Laidlaw (member and Committee Chair to 1 May 2025)
Dominic Barton	Susan Lloyd-Hurwitz
Dean Dalla Valle	Jennifer Nason

How we work

The Group Company Secretary (or their delegate) attends meetings as secretary to the Committee. The Chief Executive, Chief People Officer, Head of Reward and Head of Talent attend appropriate parts of the meetings at the invitation of the Committee Chair. No individual is in attendance during discussions about their own remuneration.

How the Committee spent its time in 2025

During 2025, the Committee met 7 times. We fulfilled our responsibilities as set out in our Terms of Reference.

Our work in 2025 included:

- reviewing culture maturity metrics
- reviewing people development and talent management
- determining any base salary adjustments and LTIP grants for executives
- reviewing performance against the 2024 STIP and 2020 PSA targets, including assessing applicable outcomes
- determining targets for the 2025 STIP and 2025 PSA
- reviewing the strategy and report on the Group's global benefit plans
- consulting with shareholders and proxy advisers on executive pay matters
- finalising terms for the departures of Jakob Stausholm, Chief Executive, Sinead Kaufman, Chief Executive, Minerals and Kellie Parker, Chief Executive, Australia
- setting terms of appointment of Simon Trott, Chief Executive and Matthew Holcz, Chief Executive, Iron Ore
- reviewing executives' progress towards the Group's share ownership requirements
- reviewing performance of the accountable executives for Global Industry Standard on Tailings Management (GISTM) implementation.

Independent advisers

The Committee has a protocol for engaging and working with remuneration consultants to ensure that "remuneration recommendations" (being advice relating to the elements of remuneration for KMP, as defined under the Australian *Corporations Act 2001*) are made free from undue influence by KMP to whom they may relate. We monitored compliance with these requirements throughout 2025. Deloitte, the appointed independent advisers to the Committee, gave declarations to the effect that any remuneration recommendations were made free from undue influence by KMP to whom they related. The Board has received assurance from the Committee and is satisfied that this was the case.

Deloitte are members of the Remuneration Consultants' Group, and voluntarily operate under its Code of Conduct (the Code) in relation to executive remuneration consulting in the UK. The Code is based upon principles of transparency, integrity, objectivity, competence, due care and confidentiality. Deloitte has confirmed that they adhered to the Code throughout 2025 for all remuneration services provided to Rio Tinto. The Code is available online at remunerationconsultantsgroup.com.

The Committee is satisfied that the Deloitte team is independent. During 2025, Deloitte's services also included attending Committee meetings, providing support on executive changes in the year and giving advice in relation to management proposals and shareholder consultations.

Deloitte was paid $520,856 for these services. Fees were charged on the basis of time and expenses incurred. We received other services and publications relating to remuneration data from a range of sources. During the year, Deloitte also provided internal audit, tax compliance and other non-audit advisory services. These services were provided under separate engagement terms and the Committee is satisfied that there were no conflicts of interest.

Executive Directors

Single total figure of remuneration – Realised pay (£'000)

The single total figure of remuneration reflects the value of remuneration actually realised in respect of the 2025 financial year. As described on page 129, this may differ from the statutory values shown in table 1a. Realised pay can vary significantly from both statutory and target remuneration because a substantial proportion of executive pay is performance based and influenced by share price movements.

						Incentive - STIP payment		Value of LTIP awards vesting[3]			
Executive Director	Year	Base salary	Benefits	Pension	**Total fixed**	Cash	Deferred shares	Face value	Share price appreciation	**Total variable**	**Single total figure**
Simon Trott (Chief Executive)[1]	2025	472	636	66	**1,174**	352	352	–	–	**704**	**1,878**
Jakob Stausholm (former Chief Executive)[2]	2025	891	109	125	**1,125**	1,085	–	–	–	**1,085**	**2,210**
Jakob Stausholm (former Chief Executive)	2024	1,277	168	179	**1,624**	636	636	449	229	**1,950**	**3,574**
Peter Cunningham (Chief Financial Officer)	2025	780	30	109	**919**	466	466	–	–	**932**	**1,851**
Peter Cunningham (Chief Financial Officer)	2024	756	44	106	**906**	376	377	45	23	**821**	**1,727**

1. Values in the table and sections supporting the table reflect remuneration from appointment as Executive Director and Chief Executive on 25 August 2025.
2. Values in the table reflect remuneration to 24 August 2025 when he stepped down as Chief Executive and includes an apportionment of the 2025 STIP award for the period served as an Executive Director. The STIP award for the full performance year is £1,678,733.
3. Dividend equivalent shares are applied on the vesting of the LTIP awards and, for the purposes of this table, are valued at the share price when the LTIP was awarded and included in the face-value figure. The impact of share price change for LTIP awards vesting is included under the heading "Share price appreciation". The value of the LTIP awards reported in 2024 has been restated to reflect the actual vested value.

The 2021 PSA, which had a performance period that ended on 31 December 2025, vested at nil. No value is therefore shown under LTIP face value or share price appreciation for 2025.

Fixed remuneration

Base salary

The Chief Executive's salary on appointment in August 2025 was set below that of his predecessor with the intention to make higher increases as he develops in the role. The Committee has assessed his performance and development since commencing as Chief Executive and feel it is appropriate to award him a salary increase of 5%, slightly above the average UK employee rate. The Chief Financial Officer's 2026 base salary increase is in line with that to be awarded to the wider UK employee population of 2.7%. Base salaries are reviewed with a 1 March effective date.

Executive Director	Annual base salary 1 March 2025 £'000	Annual base salary 1 March 2026 £'000	% change
Simon Trott	1,340[1]	1,407	5%
Jakob Stausholm	1,411	–	–%
Peter Cunningham	784	805	2.7%

1. £1,340,000 represents his salary on appointment on 25 August 2025.

Benefits (2025)

Include healthcare, allowance for professional tax compliance services, occasional spouse travel in support of the business which is deemed to be taxable to the individual, and non-performance based awards under the all-employee share plans.

The benefits value for Simon Trott includes relocation benefits of circa £610,000 in connection with his transfer from Australia to the UK on becoming Chief Executive and in line with our international transfer policy that applies to executives across the business.

Pension (2025)

Pension benefits can be paid either as contributions to Rio Tinto's company pension fund, as a cash allowance, or both.

Executive Director	Pension contributions paid to the Rio Tinto pension fund £'000	Cash in lieu of pension contributions paid £'000	Total £'000	**Pension provision (% of base salary)**
Simon Trott	10	56	66	14%
Jakob Stausholm	7	118	125	14%
Peter Cunningham	10	99	109	14%

Short-term incentive plan (2025)

2025 outcome

For an executive's STIP outcome, the weighted STIP financial and strategic scorecard results are added to determine the total result. For executives remaining in role, the resulting STIP is delivered equally in cash and deferred shares.

	Weighted result (out of 100%)							Delivered in		Percentage of		
Executive Director	Financial (50%)[1]	Strategic (50%)[2]	Group scorecard result	Fatality deduction	Final scorecard result (%)	Individual performance multiplier	STIP outcome £'000	Cash £'000	Deferred shares £'000	Max awarded	Max forfeited	Target awarded
Simon Trott	32.2%	33.8%	66%	(10%)	59.5%	125%	704	352	352	74.4%	25.6%	149%
Jakob Stausholm	32.2%	33.8%	66%	(10%)	59.5%	100%	1,085	1,085	–	59.5%	40.5%	119%
Peter Cunningham	32.2%	33.8%	66%	(10%)	59.5%	100%	932	466	466	59.5%	40.5%	119%

1. The financial scorecard includes flexed financials (underlying EBITDA and STIP free cash flow), focusing on the achievement of financial plan commitments and unflexed financials (underlying EBITDA and STIP free cash flow) aligned to market conditions for our commodities.
2. The strategic scorecard includes Excel in Development (exploration progression, studies progression and project execution metrics), Impeccable ESG (safety and decarbonisation metrics), People and Culture (gender diversity and culture change progress metrics) and Social Licence (reputation and Local Voices metric).

Maximum STIP award is capped at 200% of base salary. Target performance represents 50% of maximum, and outstanding performance represents 100% of maximum. The cash component of the STIP award will be paid in March 2026, and the remainder will be delivered in deferred shares as a BDA, vesting in December 2028. On cessation of employment, any unvested deferred shares will lapse unless the Committee decides the executive is an eligible leaver.

Under the STIP, an individual multiplier can be applied to reflect exceptional performance. This structure applies to all participants in the plan and is used sparingly. A multiplier was applied to reflect Simon Trott's exceptional performance in the year to significantly advance our operational excellence, as summarised in the 2025 outcome table. In particular the Committee noted that in his previous role, the Iron Ore product group delivered exceptional performance including recovery from the impacts of cyclones in Q1 followed by record rates of production. There were notable uplifts in operational improvements allowing him to hand over a business that is in its best operational shape in many years. Since being appointed as Chief Executive, Simon Trott has led and facilitated the Group's most impactful transformation for many years. His revamped strategy was well received by investors and is already reaping rewards with exceptional production performance in which production guidance was met or exceeded on most commodities. The outcome following the application of the multiplier to his 2025 STIP is set out in the table on page 131 and on page 142.

Calculation of 2025 short-term incentive plan award

The following table summarises the calculation of the 2025 STIP award against the Group scorecard applicable to all STIP participants.

Group scorecard outcome

		Weighting (out of 100%)	2025 performance[1]			Outcome	Result (% of maximum)	Weighted result (out of 100%)
			Threshold	Target	Maximum			
Underlying EBITDA	Unflexed	12.5%	$16.2 billion	$21.9 billion	$30.1 billion		75%	9.3%
	Flexed	12.5%	$18.6 billion	$25.1 billion	$34.5 billion	$25.9 billion	55%	6.8%
STIP free cash flow	Unflexed	12.5%	$8.3 billion	$11.0 billion	$15.5 billion		75%	9.4%
	Flexed	12.5%	$9.7 billion	$12.9 billion	$18.0 billion	$13.2 billion	54%	6.7%
Total Financial		**50%**					**64.4%**	**32.2%**
Impeccable ESG	AIFR[2]	2%	0.44	0.38	0.3	0.37	50%	1.0%
	SMM[3]	8%	5.2	5.7	6.7	5.7	50%	4.0%
	Decarbonisation[4]	10%	2.1 Mt CO_2e	3 Mt CO_2e	4 Mt CO_2e	3.37 Mt CO_2e	69%	6.9%
Excel in Development	Exploration progression[5]	2.5%	1 credit	2 credits	3 credits	2.5 credits	75%	1.9%
	Studies progression	2.5%	3 studies	4 studies	6 studies	7 studies	100%	2.5%
	Project execution	5%	25% of projects	50% of projects	75% of projects	85%	100%	5.0%
People and Culture	Gender diversity	5%	26.2%	26.7%	27.2%	26.3%	30%	1.5%
	Culture change	5%	70	71	72	71	50%	2.5%
Social Licence	Reputation	7%	57.8 or below	58.8 to 60.8	62.8 or above	64.1	100%	7.0%
	Local Voices	3%	80% in 6 months	80% in 4 months	90% in 4 months	80% in 4 months	50%	1.5%
Total Strategic		**50%**					**67.5%**	**33.8%**
Total Group		**100%**						**66.0%**
Fatality deduction								**10% reduction to STIP outcome**
Adjusted Group scorecard outcome								**59.5 %**

1. No payout below threshold. Threshold payout is nil for financial measures and Social Licence and 25% of maximum for the other strategic measures. Payout for achieving target corresponds to 50% of maximum, going up in a straight line to outstanding, which represents 100% of maximum.
2. AIFR assesses the number of injuries per 200,000 hours worked by employees and contractors at managed operations. It includes medical treatment cases, restricted workday and lost-day injuries. Outcome has been capped at target due to a permanent damage injury occurring in 2025.
3. The Safety Maturity Model (SMM) result is the average of the SMM scores achieved by the individual assets included in the safety maturity program.
4. For Decarbonisation, the progress of carbon abatement projects against incremental stages of development is calculated as the expected 2030 carbon reduction, measured in tonnes of CO_2e, contributed by each abatement project that passes a stage-gate during the calendar year. The scope is restricted to direct abatement initiatives under the Global Decarbonisation Programs, including approved renewable energy, abatement and energy efficiency projects. Nature-based solution (NbS) offset projects are not in scope.
5. One Conceptual Study (CS) project was completed in 2025 and assigned a value of 1 credit. One project advanced to CS and is assigned a value of 0.5 credits. Also, 4 projects progressed from Target Testing to Project of Merit and each is assigned a value of 0.25 credits.

2025 STIP financial measures and Group scorecard commentary

Financial

For 2025, the financial measures were underlying EBITDA and STIP free cash flow. The first, underlying EBITDA, gives insight to cost management, production, performance efficiency and the market environment. This is further described on page 171 along with a reconciliation of Profit after Tax for the year to underlying EBITDA. STIP free cash flow demonstrates our efficiency in converting EBITDA and underlying earnings to cash and provides further insight into our working capital and sustaining capital efficiency. STIP free cash flow comprises free cash flow (as reported on page 273), adjusted to exclude dividends paid to holders of non-controlling interests in subsidiaries (of $0.3 billion) and development capital expenditure (of $7.8 billion), including development capital expenditure associated with decarbonisation. This adjusted metric excludes the impact of those components of free cash flow that are not directly related to performance in the year and therefore better represents underlying business performance.

Weighting 50% **Outcome** **Above target** (at 64.4% of maximum)

Unflexed performance was underpinned by tailwinds from higher than target prices and the stronger US dollar, and reflected delivery of target volumes with cost and working capital discipline. There was operational improvement delivered across our operations, underpinning the 8% increase in CuEq production from 2024. Notably, the ramp-up of the Oyu Tolgoi underground and our bauxite operations performed better than target.

These factors contributed to above target unflexed outcomes for EBITDA of 75% and STIP free cash flow of 75%.

Flexed performance to remove the impact of commodity prices and foreign exchange rates gives us an indication of underlying business performance.

On removing the impact of prices and the stronger US dollar, the flexed component is above target for EBITDA at 55% and STIP free cash flow at 54%.

Financial outcomes were normalised to align to the basis on which the original targets were set and to ensure the outcomes fairly reflect underlying business performance in the period. In line with our standard STIP principles, adjustments were made to exclude the impact of the acquisition of Arcadium (which was not in the Group's target; including acquisition and integration costs), the impact of legislative changes and tax matters, along with the impact of exceptional weather events (cyclones) on our Pilbara operations in Q1 2025.

Commentary on strategic measures

Impeccable ESG

Impeccable ESG aims to promote safety in all its aspects and progress decarbonisation efforts as we work towards achieving our ambitious Scope 1 and 2 emissions reduction targets by 2030.

Safety measures a combination of our Safety Maturity Model (SMM) and all-injury frequency rate (AIFR). The safety outcome is underpinned by an assessment of conformance with the GISTM for "high" and "very high" classification tailings facilities.

Decarbonisation measures progress of carbon abatement projects against incremental stages of development.

Weighting 20% **Outcome** **Above target** (at 59.3% of maximum)

Safety is our number one priority, and we are immensely saddened to have tragically lost a colleague during the year. In 2025, our AIFR performance was 0.37, exceeding the annual target of 0.38. However, we had a permanent damage injury in 2025 and as such AIFR performance is capped at target.

As part of our continual improvement, we have also seen an uplift of 0.5 in our SMM assessments score, aligned to target improvement of 0.5, resulting in a SMM global score of 5.7.

The Safety underpin relating to GISTM implementation plans for all classifications of tailings facilities was met in 2025. We have had no significant incidents with tailings releases at any of our facilities.

Decarbonisation measures the progress of carbon abatement projects against incremental stages of development. Climate change and the low-carbon transition is at the heart of our strategy. We have set ambitious commitments to reduce carbon emissions (CO_2e) from our business by 50% relative to 2018 levels by 2030, and achieve net zero Scope 1 and 2 emissions by 2050.

Progress continued in 2025 with adjusted Scope 1 and 2 emissions reducing by 0.2 Mt CO_2e during the year. A total of 21 projects representing 3.37 Mt CO_2e of carbon abatement progressed through a development stage during the year, resulting in an outcome above the target of 3 Mt CO_2e.

Excel in Development

Excel in Development aims to incentivise a growth mindset by focusing on exploring new opportunities, prospecting new sites, technology, and innovation. It measures performance in exploration, studies and project execution.

Exploration progress focuses on the opportunities coming out of the exploration pipeline and moving into formal studies. Studies progression assesses the number of studies approved to progress through stage-gates. Project execution measures our execution progress in creating growth opportunities and closure projects across the Rio Tinto portfolio.

Weighting 10% **Outcome** **Above target** (at 94% of maximum)

Exploration progression develops a dynamic portfolio of projects that are rigorously prioritised and rapidly tested. Exploration progression focuses on the opportunities coming out of the exploration pipeline and moving into formal studies, including conceptual studies completed with a decision to hold, divest or advance to Order of Magnitude (OoM), studies advancing from Projects of Merit (PoM) to Conceptual Studies (CS) phase, and studies advancing from Target Testing (TT) to PoM.

One CS project was completed this year, one project advanced to CS and 4 projects progressed from TT to PoM, resulting in an above target weighted score of 2.5.

Studies progression of 7 studies in 2025, with 2 studies obtaining Notice to Proceed, feasibility studies completed for 4 projects and pre-feasibility studies completed for another. This result achieved maximum performance.

Project execution refers to the percentage of in-flight and completed projects on track against the Investment Committee plan. Throughout 2025, we made strong progress on a range of projects with 11 out of 13 projects (85%) remaining on track with the approved Investment Committee plans achieving maximum performance.

A significant milestone was also achieved with the start of operations at Simandou and first ore through Primary Crusher 2 at Oyu Tolgoi.

People and Culture

People and Culture aims to improve diversity, and create an inclusive work environment in which people can thrive, accelerate our culture change and reinforce our values. It encompasses gender diversity and culture change metrics. Gender diversity measures the year-on-year increase in representation of women in our organisation. Culture progress reflects the change in organisational culture as indicated by our employee engagement survey.

Weighting 10% **Outcome** **Above threshold** (at 40% of maximum)

Gender diversity in 2025 was focused on increasing the number of women across our business. While progress was made in 2025, there is further opportunity for improvement in 2026. We were able to increase the representation of women in 2025 from 25.2% to 26.3%, slightly above threshold of 26.2%.

Culture is measured using results from our biannual, externally benchmarked employee engagement survey. The result from the second of our biannual employee engagement surveys at the end of 2025 was 71, which represented target performance.

Social Licence

Social Licence is included as an indicator of our ability to build trust and acceptance with external stakeholders. This measure assesses changes in general public perceptions using RepTrak, and community perceptions local to operations through Voconiq's Local Voices program.

Weighting 10% **Outcome** **Above target** (at 85% of maximum)

Reputation provides an indication of Rio Tinto's social licence within the communities where we operate. The general public perception in selected countries is reflected by a reputation score measured by RepTrak. The 2025 result was 64.1, above the maximum range of 62.8 and a significant improvement on the score of 60.9 in the prior year. This score is a weighted, global aggregate made up of results from Australia, Canada, Mongolia, New Zealand, South Africa, the UK and the US.

Local Voices was introduced as a standalone measure in the scorecard in 2025, representing a significant step forward in how we evaluate and strengthen our social licence. The program provides asset teams with valuable insights to build trust-based relationships with communities by listening to their priorities and concerns and responding in meaningful ways. In 2025, 80% of assets deploying Local Voices shared community summaries within 4 months of survey completion, resulting in target performance.

Fatality deduction

A 10% deduction was applied to the overall STIP scorecard result, covering all components of the STIP scorecard, to reflect the tragic work-related fatality in 2025.

Performance review process for executives

The Committee conducts annual performance reviews for all executives. The key objectives for the performance review process are to:

- improve organisational effectiveness by creating alignment between the executive's objectives, Rio Tinto's strategy, the individual's leadership behaviours and the company's values
- provide a consistent, transparent and balanced approach to measure, recognise and reward executive performance.

The Chief Executive conducts the review for members of the Executive Committee and recommends the performance outcomes to the Committee. The Chief Executive's performance is assessed by the Chair of the Board and is discussed and considered with the Committee and the Board. Performance reviews for all executives took place in 2025 and early 2026.

Commentary on individual performance

Simon Trott

Individual STIP multiplier outcome: +25% multiplier applied.

Strategic objectives	Performance assessment
Best Operator Strong financial performance and prioritisation of Best Operator to enhance competitiveness (Outcome: Above target)	• Rolled out a transformative operating model and restructured the executive team to drive the company's next chapter of growth. • Simplified the product group structure to 3 world class businesses: Aluminium & Lithium, Copper and Iron Ore. • Achieved record production in the Pilbara in the second half of 2025, demonstrating exceptional operational recovery and resilience following the significant disruptions from the cyclones in Q1. • Copper production achieved strong full-year results, supported by a robust second-half performance. • Exceeded full-year targets for bauxite production, driven by sustained performance above nameplate capacity at Amrun.
Impeccable ESG Maintain relentless focus on safety, and advance our decarbonisation strategy (Outcome: Above target)	• Progressed the pathway for achieving a 50% reduction in Scope 1 and 2 emissions by 2030 with strong progress in advancing viable solutions for our Pacific Aluminium smelters (Boyne Smelters Limited and Tomago), which will be critical for achieving our ambitions. • Launched trial of battery swap electric haul truck technology at Oyu Tolgoi in Mongolia with China's State Power Investment Corporation. • Successful start-up of ELYSIS™ 450 kiloampere designed inert anode cell, a defining moment in the transition toward large-scale, low-carbon aluminium production. • First copper produced at Johnson Camp Mine in Arizona using Nuton technology, Rio Tinto's proprietary bioleaching technology.
Excel in Development Grow and diversify our portfolio (Outcome: Above target)	• All necessary state and federal government approvals received to develop the West Angelas Sustaining Project. • Implementation of Iron Ore product strategy. • Feasibility study commenced at Rhodes Ridge, one of the world's best undeveloped iron ore deposits. • Integration of Rio Tinto Lithium progressed as planned. • First ore shipped from Simandou operations in Guinea, Africa's largest greenfield integrated mine and infrastructure project.
Social Licence Improve our social licence to operate by strengthening engagement with key stakeholders (Outcome: Above target)	• Comprehensive external stakeholder engagement program undertaken in key jurisdictions. • Maintained commitments to local communities, strong sustainability and social licence, including Indigenous and local procurement spend. • First modernised Traditional Owner agreement signed with Karlka Nyiyaparli Aboriginal Corporation. • Interim modernised agreement signed with Yinhawangka Aboriginal Corporation. • Extensive collaboration with local stakeholders on futures of Tomago and Boyne Smelters in Australia.

Jakob Stausholm

Individual STIP multiplier outcome: Not applied

Strategic objectives	Performance assessment
Best Operator Strong financial performance and prioritisation of Best Operator to enhance competitiveness (Outcome: At target)	• Delivered progress towards stable operating performance in line with long-term strategy to deliver profitable growth and build a stronger, more diversified business. • Achieved H1 record performance in bauxite production and from our Oyu Tolgoi copper mine in Mongolia. • Officially opened Western Range in the year, enabling work to continue to progress at Brockman Syncline 1 and commencement of construction works at Hope Downs 2. • Key contribution in enabling a seamless transition, providing thoughtful guidance and unwavering support which was instrumental in maintaining momentum through Q4.
Impeccable ESG Maintain relentless focus on safety, and advance our decarbonisation strategy (Outcome: At target)	• Delivered a 0.2 Mt CO_2e reduction in adjusted Scope 1 and 2 emissions in 2025, despite higher underlying emissions arising from increased production. • Delivered 3rd tranche of our Gladstone operations energy solution, signing 2 new agreements on provision of solar and battery storage capacity.
Excel in Development Grow and diversify our portfolio (Outcome: Above target)	• Completed acquisition of Arcadium Lithium plc. • Signed binding agreements with Codelco to form a joint venture to develop and operate a lithium project in Salar de Maricunga. • Signed a binding agreement with Empresa Nacional de Minería to form a joint venture to develop the Salares Altoandinos Lithium project in Chile.
Social Licence Improve our social licence to operate by strengthening engagement with key stakeholders (Outcome: At target)	• Signed a Co-Management Agreement with the Puutu Kunti Kurrama and Pinikura (PKKP) Aboriginal Corporation to support a lasting and trusted partnership, and the overarching framework for Rio Tinto's iron ore operations on PKKP Country. • Supported targeted stakeholder engagement in the final quarter of the year, including with the US Business Council and the European Roundtable.

Peter Cunningham

Individual STIP multiplier outcome: Not applied

Strategic objectives	Performance assessment
Best Operator Strong financial performance and prioritisation of Best Operator to enhance competitiveness (Outcome: Above target)	• Led a detailed review of the Group's financial performance to identify opportunities to materially improve financials. • Successfully integrated the business improvement agenda into the planning process. • Restructured parts of the Finance organisation to support improved performance. • Led improvement work around the Group's risk management framework and preparations for enhanced external risk management reporting. • Ensured capital discipline around the Group's overall level of capital expenditure.
Impeccable ESG Maintain relentless focus on safety, and advance our decarbonisation strategy (Outcome: At target)	• Financially strengthened the decarbonisation pathway by leveraging third-party investment without compromising on achieving the 2030 target for 50% reduction. • Projects progressed, including phase 3 of repowering Boyne Smelter; progress towards execution of power purchase agreements (PPAs) in the Pilbara, Richards Bay Minerals and Kennecott; and commencement of execution at several major projects.
Excel in Development Grow and diversify our portfolio (Outcome: At target)	• Led a successful strategy review in 2025 and the development of the subsequent communications to the market at the Capital Markets Day. • Oversaw the financial evaluation and execution of the Arcadium Lithium plc acquisition, ensuring disciplined valuation and executing funding for the transaction. • Played a key role in critical capital allocation decisions. • Supported the Board's response to the resolution at the 2025 AGMs with respect to an independent review of the Group's dual-listed structure.
Social Licence Improve our social licence to operate by strengthening engagement with key stakeholders (Outcome: At target)	• Enhanced enterprise-wide risk review systems to integrate social licence considerations into capital allocation and project planning. • Active participation in CFO Roundtable events fostering dialogue with government representatives, financial institutions and local business owners on sustainable business practice and local economic development. • Engagement with external government and regulatory leaders to uphold sustainable business practices and address complex financial matters.

2026 short-term incentive plan

This section outlines the operation of the 2026 STIP. For 2026, the STIP scorecard has increased the weight of the safety measure and retained focus on key short-term decarbonisation elements.

2026 short-term incentive plan measures and weightings

Financial scorecard dimension	Weighting	What does it measure?	Commentary
Underlying EBITDA Unflexed	12.5%	Underlying EBITDA is an alternative performance measure and represents profit before tax, net finance items, depreciation and amortisation.	Underlying EBITDA is the prominent financial measure of underlying business performance on an income statement basis. The core objectives of robust operational performance and disciplined cost management are well reflected in underlying EBITDA. The underlying EBITDA target for STIP purposes is based on the Group's annual plan, calibrated to reflect production guidance communicated at the start of the year.
Underlying EBITDA Flexed	12.5%	Underlying EBITDA, adjusted for the impact of commodity prices and foreign exchange rates.	Removing the impact of commodity prices and foreign exchange rates gives us a stronger indication of the underlying EBITDA outcome of our underlying business performance, aligned to the core objective of operational excellence.
STIP free cash flow Unflexed	12.5%	STIP free cash flow comprises free cash flow adjusted to exclude dividends paid to holders of non-controlling interests in subsidiaries and development capital expenditure (including development capital expenditure on decarbonisation projects).	STIP free cash flow demonstrates how we convert underlying EBITDA to cash and provides further insight into how we are managing efficiency and productivity, including working capital and sustaining capital. The STIP free cash flow target is based on the Group's annual plan, calibrated to reflect production guidance communicated at the start of the year.
STIP free cash flow Flexed	12.5%	STIP free cash flow, adjusted for the impact of commodity prices and foreign exchange rates.	Removing the impact of commodity prices and foreign exchange rates gives us a stronger indication of the free cash flow outcome of our underlying business performance, aligned to the core objective of operational excellence.
Total weighting	**50%**		

Strategic scorecard dimension	Weighting	What does it measure?	Commentary
People and Safety (25%)			
Gender representation	5%	Strengthening inclusive leadership and talent practices, as reflected in improved gender representation outcomes at Rio Tinto.	These remain an important contributor to advancing our culture-change agenda. Using trends in responses and scores from our engagement survey, we also demonstrate to what extent our culture is changing. Both of these are important factors as we continue to transform our culture.
Culture change	5%	Measuring progress in our culture-change journey.	
Safety index	15%	AIFR as a lag indicator and a Safety Maturity extract from the Integrated Maturity Model which was introduced to reinforce the link between strong safety performance, well-maintained assets and operational excellence. Conformance to GISTM is set as an underpin.	Safety is at the heart of everything we do. The safety index provides focus on the importance of continuing to embed and strengthen our safety culture.
Excel in Development (10%)			
Exploration, studies and project execution	10%	Performance in exploration, studies and project delivery.	Exploration, studies and project execution identifies opportunities for growth and enhancing orebody reserves across our portfolio, while keeping focus on the importance of executing to time and budget.
Sustainability and Social Licence (15%)			
Decarbonisation	5%	Progress of moving carbon abatement projects through the various stages of development all the way to execution to meet our decarbonisation ambition.	Provides focus on progressing at pace and optimising the resource deployment of decarbonisation projects.
Reputation	5%	Indicators of Rio Tinto's social licence across a broad set of stakeholders, including, but not only, communities, governments, customers, suppliers and civil society.	General public perception through a reputation score and local community perception, measured through the Voconiq Local Voices program. These social licence measures continue to form a key part of our strategy to build trust and meaningful relationships with our external stakeholders and communities neighbouring our operations.
Meaningful Engagement – Local Voices	5%	Community perception of meaningful engagement – how communities perceive our decision-making processes, including whether they are respectful, transparent, inclusive and responsive to local values.	
Total weighting	**50%**		

A fatality deduction of at least 10% will be applied in the event of work-related fatalities. This deduction, combined with the higher 15% weighting of the safety index, ensures the prominence of safety in the STIP structure. The specific targets for the 2026 STIP are considered by the Board to be commercially sensitive and will be disclosed alongside the outturn retrospectively in the 2026 Implementation report.

Long-term incentive plan

PSA granted in 2021 were based on 2 performance conditions, both measured over a 5-year performance period:

- TSR relative to the EMIX Global Mining Index – 50%
- TSR relative to the MSCI World Index – 50%

Calculation of 2021 PSA vesting

The dual TSR measures recognise that the company competes in the global market for investors as well as within the mining sector, and rewards executives for returns over the long term that outperform both the broader market and the mining sector. Over the 5-year performance period to 31 December 2025, Rio Tinto's TSR was 66.4%, which was below the TSR of both indices, resulting in a below threshold outcome and nil vesting.

Index	Threshold (22.5% of maximum)	Maximum (100% of maximum)	Actual TSR performance	Weighting	Vesting outcome
S&P Global Mining Index[1]	Equal to Index	Above index by 6% p.a.	Below index by 5.5% p.a.	50%	0%
MSCI World Index	Equal to Index	Above index by 6% p.a.	Below index by 6.0% p.a.	50%	0%

1. The EMIX Global Mining Index was decommissioned on 31 July 2023 and therefore it was necessary to identify a replacement index for the remainder of the performance period. The Committee considered a range of alternative indices and determined that S&P's replacement index (the S&P Global Mining Index) was the most suitable, given the overlap in constituents and close correlation in performance. TSR performance was calculated by our independent remuneration consultants tracking the EMIX Global Mining Index to 31 July 2023 and the S&P Global Mining Index thereafter. This methodology will apply to all relevant outstanding PSA.

For reference, the 2020 PSA vested at 12.75% on 20 February 2025 at Rio Tinto plc and Rio Tinto Limited share prices of £50.76 and A$119.66 respectively (closing share price on the day prior to vesting). Dividend equivalents for the Executive Directors were equal to 40% of the vested awards.

Long-term incentive plan awards granted in 2025

These awards are subject to TSR performance relative to the constituents of the S&P Global Mining Index (53.3%) and MSCI World Index (26.7%), and a decarbonisation scorecard (20%) as set out in the Performance measures section below.

Executive Director	Type of award	Grant date	Face value of award (% of base salary)	Face value of award ('000)	% of vesting at threshold performance	Grant price[1]	Conditional shares awarded	End of the period over which the performance conditions have to be fulfilled	End of holding period
Simon Trott	PSA	19 March 2025	500%	A$7,040	22.5%	A$121.69	57,851	31 December 2027	February 2030
Jakob Stausholm	PSA	19 March 2025	500%	£7,054	22.5%	£51.35	137,361	31 December 2027	February 2030
Peter Cunningham	PSA	19 March 2025	500%	£3,918	22.5%	£51.35	76,299	31 December 2027	February 2030

1. In line with the Policy, the grant price for PSA is determined by reference to the average share price for the financial year prior to the year of grant. The grant price of £51.35 and A$121.69 represents the Rio Tinto plc and Rio Tinto Limited average share prices for 2024.

Long-term incentive plan awards due to be granted in 2026

Executive Director	Type of award	Face value of award (% of base salary)	Face value of award ('000)	% of vesting at threshold performance	Grant price[1]	Conditional shares to be awarded	End of the period over which the performance conditions have to be fulfilled	End of holding period
Simon Trott	PSA	500%	£7,035	22.5%	£48.18	146,011	31 December 2028	February 2031
Peter Cunningham	PSA	500%	£4,024	22.5%	£48.18	83,518	31 December 2028	February 2031

1. In line with Policy, and as we have done since 1998, awards are calculated using the average share price over the previous financial year to mitigate the impact of short-term volatility in the share price. The PSA granted in 2026 will therefore be calculated using the average share price for Rio Tinto plc over 2025, which was £48.18.

Performance measures

For PSA granted in 2025 and 2026, 80% of the award is based on relative TSR measured on a weighted ranked basis, with two-thirds of the TSR element measured relative to sector peers (constituents of the S&P Global Mining Index) and one-third measured against a broader market reference point (constituents of the MSCI World Index). The remaining 20% of the awards will be based on strategic measures, which, for PSA granted in 2025, are linked to decarbonisation and, for PSA to be granted in 2026, will be assessed against both decarbonisation progress and achievement against broader strategic objectives.

Performance measures	Threshold (22.5% of maximum)	Maximum (100% of maximum)	Weighting for 2025 and 2026 awards
Relative TSR vs constituents of the S&P Global Mining Index	Median	Upper quartile	53.3%
Relative TSR vs constituents of the MSCI World Index	Median	Upper quartile	26.7%
Strategic scorecard	see page 139	see page 139	20.0%

Decarbonisation (LTIP awards granted in 2024 and 2025)

Given the scale and complexity of our emissions portfolio, our decarbonisation ambitions, and the multi-year nature of this transition, performance and progress will be assessed through a balanced scorecard approach. This scorecard incorporates a combination of metrics designed to capture both opportunities and risks associated with the energy transition, with the aim of incentivising long-term competitive advantage. The balanced scorecard comprises equally weighted elements assessed over a 3-year performance period.

Measures and targets for the 2024 and 2025 awards, including an update on performance tracking, are summarised below.

Residual emissions

5% weighting

Measure and targets

Assesses reduction in Scope 1 and 2 emissions. Targets are aligned to the Group's 2030 ambition of delivering a 50% reduction relative to our 2018 baseline, with the maximum outcome consistent with the linear trajectory required to meet this goal. When assessing performance, the relative contribution of nature-based offsets will be capped at 10% of the reduction. Any contribution from offsets will be disregarded for outcomes that exceed target.

Threshold (22.5% of maximum)	Target (50% of maximum)	Maximum (100% of maximum)
3.95 Mt CO_2e	5.52 Mt CO_2e	7.1 Mt CO_2e

Progress

2024–2026 – tracking around threshold
Projected net reduction of 4.1 Mt over the performance period, including nature-based offsets. Projected emissions reductions to 2030 are expected to be weighted to the end of the decade.

2025–2027 – tracking below threshold
Projected net reduction of 1.8 Mt over the performance period including nature-based offsets. Projected emissions reductions to 2030 are expected to be weighted to the end of the decade.

Project delivery

5% weighting

Measure and targets

Successful delivery of abatement projects that are fundamental to achieving our decarbonisation objectives. Each year capex-funded priority decarbonisation projects will be identified for which investment approval has or will be granted. At the end of the 3-year performance period, each project will be evaluated for conformance to its approved plan in terms of both spend and schedule. A score out of 10 will be assigned to each project based on a predetermined framework.

Threshold (22.5% of maximum)	Target (50% of maximum)	Maximum (100% of maximum)
Average score of at least 6 out of 10 being less than 25% deviation from planned cost and schedule	Average score of at least 8 out of 10 being less than 15% deviation from planned cost and schedule	Average score of at least 9 out of 10 being less than 10% deviation from planned cost and schedule

Progress

2024–2026 – tracking around threshold
4 projects have been included in the assessment of this metric and 3 of these remain largely on track for both cost and schedule, noting one project has been paused to resolve technical and design challenges.

2025–2027 – tracking at maximum
One project is included in the assessment of this metric which is on track from a budget and schedule perspective.

Technology development

5% weighting

Measure and targets

Assessing technology advancement and research and development breakthroughs by measuring Group research and development spend, and the successful implementation of projects that have a meaningful impact on the abatement of emissions (including spend associated with reducing Scope 3 emissions).

Threshold (22.5% of maximum)	Target (50% of maximum)	Maximum (100% of maximum)
0.2% of Group revenue on decarbonisation research and development spend. At least 1 project into implementation totalling 250 kt annual abatement	0.4% of Group revenue on decarbonisation research and development spend. At least 1 project into implementation totalling 500 kt annual abatement	0.5% of Group revenue on decarbonisation research and development spend. At least 2 projects into implementation totalling 750 kt annual abatement

Progress

2024–2026 – tracking at target
Spend on research and development is tracking within target range, with projects expected to proceed into implementation later in the performance period delivering annual abatement over 500 kt.

2025–2027 – tracking at threshold
Projects expected to proceed into implementation later in the performance period are delivering annual abatement over 500 kt, however spend on research and development is tracking below target.

Transition strategy

5% weighting

Measure and targets

This measure aligns decarbonisation activity with our value creation strategy, focusing on building new capabilities and commitments towards future growth assets. During the 2024–2026 performance period, the focus areas include Pacific Operations (PacOps) decarbonisation, aluminium recycling and ELYSIS™ implementation. For 2025–2027, the measures cover PacOps decarbonisation, aluminium recycling and lithium growth. Any initiative retained on the scorecard across multiple years will be assessed solely on performance achieved within the relevant performance period.

Threshold (22.5% of maximum)	Target (50% of maximum)	Maximum (100% of maximum)
Average score of at least 6 out of 10, representing more limited progress	Average score of at least 8 out of 10, representing good progress towards strategic goals, some areas of outperformance, substantially achieved or on track to deliver major objectives, or progress with no major failures or impacts on broader performance of the Group	Average score of at least 9 out of 10, representing significant outperformance of expectations, implementation achieved or a major new advancement with scope for material benefits

Progress

2024–2026 – tracking above threshold
Progress has been made on the PacOps repowering strategy, with new power purchase agreements signed in the year. Discussions on both Tomago and BSL repowering solutions are continuing. For ELYSIS™ implementation, our Arvida smelter in Canada remains on track to achieve capacity to produce up to 2,500 tonnes of commercial quality aluminium without direct greenhouse gas emissions from 2027. We are seeing lower recycling volumes at Matalco, primarily due to external market factors.

2025–2027 – tracking around target
Progress for PacOps remains broadly aligned with the 2024–2026 period. Matalco volumes remain lower than plan. For Lithium growth, based on the 2025 volumes and assuming similar performance trends, outcomes are expected to be at plan.

The Committee will retain discretion in determining vesting outcomes and where required will adjust targets or baselines in relation to any material changes to the portfolio, such as following acquisitions, divestments or closure.

Strategic scorecard (LTIP awards granted in 2026)

The December 2025 Capital Markets Day unveiled a refreshed strategy with the aim of delivering industry-leading returns by implementing a stronger, sharper and simpler way of working. The refreshed strategy has 3 strategic priorities focused on driving step change in performance and returns for shareholders. These priorities place strategic focus around operational excellence, project execution and capital discipline, with our ambitious decarbonisation goal of 50% emissions reductions remaining a key priority. For 2026, changes to the LTIP strategic scorecard will be made to incentivise for progress against the 3 strategic priorities, while retaining the most critical and relevant decarbonisation linked metrics.

The scorecard and scoring matrix that will apply to 20% of the 2026 LTIP awards and which will be assessed over a 3-year performance period is set out below. The remaining 80% of the 2026 LTIP awards will continue to be subject to TSR measures.

Strategic scorecard (20%)	Commentary
Decarbonisation – Residual emissions (5%)	This provides a measure of actual reduction in Scope 1 and 2 emissions with targets set taking into account the Group's stated ambition of a 50% reduction by 2030 (relative to our 2018 baseline). Achieving the maximum outcome would be consistent with the linear trajectory required to meet this goal. The Committee will take into account the relative contribution of nature-based offsets when assessing performance. The contribution will be capped at 10% of the reduction. Any contribution from offsets will be disregarded for outcomes that exceed target.
Decarbonisation – Transition strategy (5%)	This measure aligns decarbonisation activity with our value creation strategy, specifically in building new capabilities or commitments towards new growth assets. For the 2026-2028 performance period, transition strategy outcomes that are significant to Group value were selected, with PacOps decarbonisation, aluminium recycling and lithium growth chosen. As these initiatives have been retained on the scorecard from prior years, they will be assessed solely on performance achieved within the relevant performance period. At the end of the 3-year performance period, each transition strategy will be assigned a score out of 10 using a predetermined framework and vesting will be determined based on the average score of the transition objectives.
Delivering Industry Leading Value (10%)	This measure is directly linked to the objectives set out at the December 2025 Capital Markets Day. It will be based on goals linked to Operational Excellence, Project Execution and Capital Discipline. The targets are linked to 3-year goals which support delivery of long-term competitive advantage and shareholder value. Operational Excellence objectives will be focused on achievement of enhanced production at lower cost. The specific factors taken into account in the assessment would include delivery of cost reductions (both absolute and on average unit cost basis) and delivery of consistent and sustained delivery of production volumes across each of our product groups. The Committee would also consider more detailed aspects of performance, including relevant market context to capture the underlying improvement in competitive positioning relative to the market. The Project Execution and Capital Discipline aspects of the strategy will be captured via production improvements at key growth initiatives (Oyu Tolgoi, Simandou and Rincon) that are critical to long-term growth, increases in return on capital employed and improvements in working capital ratio and sustaining capital intensity. At the end of the 3-year performance period, progress under the various elements will be given a score out of 10 using a predetermined framework and vesting will be determined based on the overall score under this element. Although the detailed objectives under this element are commercially sensitive, the Committee intends to provide enhanced disclosure regarding the basis of vesting at the end of the performance period.

<table>
<tr><th></th><th>Threshold</th><th>Target</th><th>Maximum</th></tr>
<tr><td>Decarbonisation – Residual emissions (5%)
Reduction in residual emissions relative to 2018 baseline</td><td>3.95 Mt CO_2e</td><td>5.52 Mt CO_2e</td><td>7.1 Mt CO_2e</td></tr>
<tr><td>Decarbonisation – Transition strategy (5%)
Alignment of decarbonisation activity with value creation</td><td rowspan="2">Average score – 6 out of 10
• Good performance but with more limited progress</td><td rowspan="2">Average score – 8 out of 10
• Good progress towards strategic goals
• Some areas of outperformance
• Substantially achieved or on track to deliver major objectives
• Progress with no major failures or impacts on broader performance of the Group</td><td rowspan="2">Average score – at least 9 out of 10
• Implementation achieved or a major new advancement with scope for material benefits
• Significant outperformance of expectations</td></tr>
<tr><td>Delivering Industry Leading Value (10%)
Operational Excellence elements – enhanced production at lower cost
Project Execution and Capital Discipline – disciplined capex to invest in growth and return opportunities</td></tr>
</table>

Executive Directors' shareholding

In line with our share ownership policy, Executive Directors' shareholdings are set based on owning a fixed number of Rio Tinto shares, which can be met through a holding of Rio Tinto plc shares, Rio Tinto Limited shares or a combination thereof.

Executive Director	Year requirement to be met	Effective holding of Rio Tinto plc ordinary shares			Effective holding of Rio Tinto Limited ordinary shares			% of requirement held
		Requirement	31 December 2025	31 December 2024	Requirement	31 December 2025	31 December 2024	
Simon Trott	2030	**120,000**	**7,671**	**441**	**105,000**	**38,735**	**35,354**	**43%**
Jakob Stausholm	2025	**120,000**	**218,410**	**193,740**	**105,000**	**–**	**–**	**182%**
Peter Cunningham	2027	**60,000**	**87,373**	**81,601**	**50,000**	**–**	**–**	**146%**

The shareholdings shown above include 50% of the number of unvested BDA held by each executive. We operate a post-employment shareholding requirement for Executive Directors and Jakob Stausholm will be subject to this requirement for 2 years following his termination of employment.

Service contracts

Executive Director	Position held during 2025	Date of appointment to position	Notice period
Simon Trott	Chief Executive	25 August 2025	12 months
Jakob Stausholm	Chief Executive	1 January 2021	12 months
Peter Cunningham	Chief Financial Officer	17 June 2021	12 months

Either party can terminate their contract with notice in writing, or immediately in the case of the company by paying the base salary only in lieu of any unexpired notice.

Executives' external and other appointments

None of the Executive Directors currently has an external directorship.

Loss of office payments

Jakob Stausholm stepped down from his role as an Executive Director and Chief Executive on 24 August 2025. His employment will cease at the end of his 12 month notice period on 23 May 2026, and he will continue to receive his base salary and contractual benefits up to his termination date, participating in the STIP for the 2025 performance period but not for 2026. He will also receive payment for any accrued and unused annual leave in line with relevant legislation and policy. Outstanding LTIP and all-employee share awards will be treated in accordance with eligible leaver provisions of each plan and in accordance with our Policy, with pro-rating for service where applicable. All LTIP awards will vest on their normal vesting dates with the PSA remaining subject to achievement of applicable performance conditions. He will remain subject to a 2-year post-employment shareholding requirement.

Past director payments

There were no payments to past directors in excess of the de minimis threshold of £15,000.

Chief Executive's remuneration over time

Year	Chief Executive	Single total figure of remuneration ('000)	Annual STIP award against maximum opportunity	Long-term incentive vesting against maximum opportunity (PSA)
2016	Sam Walsh[1]	A$5,772	68.2%	50.5%
2016	Jean-Sébastien Jacques	£3,116	82.4%	50.5%
2017	Jean-Sébastien Jacques	£3,821	73.4%	66.7%
2018	Jean-Sébastien Jacques	£4,551	70.1%	43.0%
2019	Jean-Sébastien Jacques	£5,999	74.8%	76.0%
2020	Jean-Sébastien Jacques	£8,670	0.0%	66.7%
2021	Jakob Stausholm[2]	£2,788	61.3%	0.0%
2022	Jakob Stausholm	£5,010	48.7%	100.0%
2023	Jakob Stausholm	£8,311	56.0%	94.1%
2024	Jakob Stausholm[3]	£3,574	49.5%	12.75%
2025	Jakob Stausholm[4]	£2,210	59.5%	0.0%
2025	Simon Trott[4]	£1,878	74.4%	0.0%

1. STIP award and PSA vesting percentages restated following release from the deed of deferral as described in prior Directors' Remuneration reports.
2. Jakob Stausholm joined Rio Tinto in September 2018 and became Chief Executive on 1 January 2021. Therefore, he did not participate in the 2017 LTIP which vested at 66.7% of maximum.
3. The 2024 single total figure of remuneration for Jakob Stausholm reported in the 2024 Directors' Remuneration report was £3.564 million, based on the estimated value of the 2020 PSA which vested at 12.75%. The single total figure of remuneration for 2024 shown above is restated and based on the actual vesting share price of £50.76.
4. Jakob Stausholm stepped down as Chief Executive on 24 August 2025 and Simon Trott became Chief Executive on 25 August 2025

The effect of performance on the value of shareholdings, as measured by TSR delivered over the past 5 years, based on the sum of dividends paid and share price movements during each calendar year, is detailed in the table below.

Year	Underlying earnings	Underlying EBITDA	Dividends paid per share	Share price – Rio Tinto plc pence		Share price – Rio Tinto Limited A$		TSR
	$ millions	$ millions	$ cents	1 Jan	31 Dec	1 Jan	31 Dec	Group %
2021	21,401	37,720	963	5,470	4,892	113.8	100.1	(3.8)%
2022	13,359	26,272	746	4,892	5,798	100.1	116.4	18.3%
2023	11,755	23,892	402	5,798	5,842	116.4	135.7	15.8%
2024	10,867	23,314	435	5,842	4,723	135.7	117.5	(15.4)%
2025	10,868	25,363	373	4,723	5,994	117.5	146.8	43.7%

The data presented in this table reflects the dual corporate structure of Rio Tinto. We weight the 2 Rio Tinto listings to produce a Group TSR figure in line with the weighting methodology used for the 2021 PSA. The TSR figure has been calculated using spot Return Index data from DataStream as at the last trading day for the year, which is a different methodology than used to calculate the PSA outcome.

Total shareholder return

The vesting of the PSA granted in 2021 was subject to a relative TSR measure against the S&P Global Mining Index (transitioned from the EMIX Global Mining Index following its decommissioning in July 2023) and the MSCI World Index.

The graph below shows Rio Tinto's TSR performance for the 2021 PSA using the same methodology as that used to calculate the vesting for the PSA granted in 2021, with a performance period that ended on 31 December 2025.

The following graph illustrates the TSR performance of the Group against the S&P Global Mining Index (and for periods to 31 July 2023 against the EMIX Global Mining Index) and the MSCI World Index over the 10 years to the end of 2025.

The graph meets the requirements of Schedule 8 of the *UK Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008* (as amended) and is not an indication of the vesting of PSA granted in 2021.

Total shareholder return – 5 year



250
200
150
100
50
0
2020
2021
2022
2023
2024
2025
Rio Tinto Group
MSCI World Index
EMIX/S&P Global Mining Index

1. TSR for the MSCI and EMIX/S&P indices has been calculated using 12-month average Return Index data for the year sourced from DataStream.
2. Rio Tinto's Group TSR has been calculated using a weighted average for Rio Tinto plc and Rio Tinto Limited. The weighting is based on the free-float market capitalisation of each entity as at the start of the period.

Total shareholder return – 10 year



800
700
600
500
400
300
200
100
0
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
Rio Tinto Group
MSCI World Index
EMIX/S&P Global Mining Index

1. TSR has been calculated using spot Return Index data as at the last trading day for the year sourced from DataStream.
2. Rio Tinto's Group TSR has been calculated using a weighted average for Rio Tinto plc and Rio Tinto Limited. The weighting is based on the free-float market capitalisation of each entity as at the start of the period.

Other executive key management personnel

This section sets out remuneration information pertaining to executive key management personnel (KMP) excluding the Chief Executive and the Chief Financial Officer. The Policy applicable to the Executive Directors is also applicable to the other executive KMP with variances specified in this section.

The remuneration mix for other executive KMP under this Policy is set out in the chart below.

2025 remuneration mix



Maximum
15%
12%
12%
61%
Target
25%
11%
11%
53%
Fixed pay
STIP – Cash
STIP – BDA
LTIP

2025 assumptions

Fixed pay includes base salary, pension and benefits. The value of benefits is estimated at 7% of base salary.

Performance-related (at risk)	
Target STIP and LTIP performance	• STIP award of 50% of the maximum award (equates to 100% of base salary) • PSA expected value of 50% of face value, calculated as 250% of base salary
Maximum STIP and LTIP performance	• Maximum STIP award of 200% of base salary • Maximum PSA face value of 500% of base salary

No assumption has been made for growth in share price and payment of dividend equivalents.

The table below outlines the positions held by the other executive KMP and their respective dates of appointment:

Name	Position(s) held during 2025	Date of appointment
Matthew Holcz	Chief Executive, Iron Ore	27 August 2025
Katie Jackson	Chief Executive, Copper	1 September 2024
Sinead Kaufman[1]	Chief Executive, Minerals	1 March 2021
Jérôme Pécresse	Chief Executive, Aluminium	23 October 2023
Simon Trott[2]	Chief Executive, Iron Ore	1 March 2021

(Timeline axis: 2021, 2022, 2023, 2024, 2025)

1. Sinead Kaufman was a KMP until 26 August 2025.
2. Simon Trott was appointed Chief Executive from 25 August 2025.

Base salary

Base salaries for executive KMP members are reviewed annually by the Committee, with increases generally aligned with the wider employee population in the relevant jurisdiction. Variations may occur in instances in which an individual has changed position, or the position's duties and responsibilities have been enlarged, for example as a result of a reorganisation or acquisition, or where an individual's remuneration has fallen below comparable positions in the market.

Short-term incentive plan

Overview of 2025 short-term incentive plan weightings and measures

The measures and weightings used to determine STIP awards for executives in 2025 are set out on page 131.

The 2025 STIP awards are detailed in the table below. The amounts reflect the application of a 10% fatality deduction to the overall STIP outcome.

		Percentage of:		
	2025 STIP award ('000)	Maximum STIP awarded	Maximum STIP forfeited	Target STIP awarded
Matthew Holcz[1]	A$555	59.5%	40.5%	119%
Katie Jackson	£750	59.5%	40.5%	119%
Sinead Kaufman[2]	A$956	59.5%	40.5%	119%
Jérôme Pécresse	C$2,135	74.4%	25.6%	149%
Simon Trott[3]	A$1,354	74.4%	25.6%	149%

1. For the period from 27 August 2025 when Matthew Holcz became KMP.
2. For the period to 26 August 2025 during which Sinead Kaufman was KMP.
3. For the period to 24 August 2025 during which Simon Trott was Chief Executive, Iron Ore.

Share ownership

The following table shows the share ownership level for other executive KMP as a percentage of their overall requirement. Share ownership levels are set for each individual based on a fixed number of shares and range between 48,000 to 54,000 Rio Tinto plc shares or 40,000 to 46,000 Rio Tinto Limited shares.

Each executive KMP listed below is relatively new in role and will continue to build up to their requirement over time.

	Share ownership level at 31 December 2025 as a percentage of requirement
Matthew Holcz	16%
Katie Jackson	21%
Jérôme Pécresse	19%

Service contracts

KMP service contracts can be terminated by the company or executive with 12 months' notice in writing, or immediately by the company by paying base salary only in lieu of any unexpired notice.

Other KMP appointments

All newly appointed executives have received a remuneration package that is aligned with our Policy and comprises: base salary in line with market benchmarks; target STIP opportunity of 100% of base salary (with maximum opportunity of 200% of base salary); LTIP awards of up to 500% of base salary; company pension contributions of 14% of base salary; and other benefits such as company-provided healthcare coverage, and continued eligibility to participate in the all-employee share plans. A minimum shareholding requirement applies on appointment to be built up over subsequent years.

Executive departures

Sinead Kaufman ceased to be a KMP on 26 August 2025 and will leave the Group in 2026. She will continue to receive base salary, pension contributions and contractual benefits up until the cessation of her employment. Should her employment cease before the end of her 12 month notice period, she will be paid base salary in lieu of any remaining notice period. She will also receive payment for any accrued but unused annual leave and long service leave on cessation of employment in line with relevant legislation and policy. She will be treated as an eligible leaver for the purposes of STIP, LTIP and all-employee share awards.

Broader employee disclosures

Chief Executive pay ratio

The ratio of the single total figure of remuneration for the Chief Executive to the lower quartile, median and upper quartile of the Rio Tinto UK employee population for 2025 is set out in the table below.

	Method	Lower quartile	Median	Upper quartile
2025[1]	A	31:1	23:1	15:1
2024[2]	A	30:1	21:1	14:1

1. The 2025 data is based on a consolidation of the remuneration data of both Chief Executives who served in 2025.
2. The 2024 pay ratio data has been restated based on actual pay outcomes for the Chief Executive in 2024.

The ratios have been calculated using the option 'A' methodology for UK employees at 31 December 2025. The median Chief Executive pay ratio of 23:1 is slightly higher than the prior year, primarily due to the benefits provided in relation to the relocation of the new Chief Executive from Australia to the UK. The Committee continues to be mindful of the relationship between executive remuneration and that of our broader workforce, and the Committee's decision-making will continue to be supported by regular and detailed reporting on these matters.

Relative spend on remuneration

The table below shows our relative spend on remuneration across our global employee population and distributions to shareholders in the year. We have also shown other significant disbursements of the company's funds for comparison.

Stated in $m	2025	2024	Difference in spend
Remuneration paid[1]	**7,605**	**7,055**	550
Distributions to shareholders[2]	**6,145**	**7,025**	(880)
Purchase of property, plant and equipment, and intangible assets[3]	**12,335**	**9,621**	2,714
Corporate income tax paid[3]	**4,215**	**4,165**	50

1. Total employment costs for the financial year as per note 7 to the financial statements.
2. Distributions to shareholders include equity dividends paid to owners of Rio Tinto shares as per the consolidated cash flow statement.
3. Purchase of property, plant and equipment, and intangible assets, and corporate income tax paid during the financial year are as per the consolidated cash flow statement.

Change in Director and employee pay

In the table below, we compare the annual changes in salary and annual incentives of the Directors for the past 5 years, to that of the Australian employee population. Column "a" represents the percentage change in salary and fees; values in column "b" represent the percentage change in annual incentive outcomes for performance periods in respect of each financial year.

	2020 to 2021		2021 to 2022		2022 to 2023		2023 to 2024		2024 to 2025	
	a[1]	b	a[1]	b	a[1]	b	a[1]	b	a[1]	b[2]
Executive Directors										
Simon Trott[3]	–	–	–	–	–	–	–	–	**–**	**–**
Jakob Stausholm	46%	25%	2%	(18)%	4%	20%	4%	(8)%	**9%**	**32%**
Peter Cunningham	–	–	–	47%	4%	28%	4%	(8)%	**3%**	**24%**
Non-Executive Directors										
Dominic Barton	–	–	–	–	50%	–	8%	–	**1%**	**–**
Simon Henry	–	–	(6)%	–	(7)%	–	18%	–	**(4)%**	**–**
Sam Laidlaw	–	–	–	–	–	–	15%	–	**3%**	**–**
Jennifer Nason	–	–	(6)%	–	(8)%	–	14%	–	**20%**	**–**
Ngaire Woods	–	–	–	–	–	–	8%	–	**(3)%**	**–**
Ben Wyatt	–	–	12%	–	–	–	21%	–	**30%**	**–**
Dean Dalla Valle	–	–	–	–	–	–	34%	–	**9%**	**–**
Kaisa Hietala	–	–	–	–	–	–	28%	–	**9%**	**–**
Susan Lloyd-Hurwitz	–	–	–	–	–	–	9%	–	**9%**	**–**
Joc O'Rourke	–	–	–	–	–	–	39%	–	**14%**	**–**
Martina Merz	–	–	–	–	–	–	–	–	**0%**	**–**
Sharon Thorne	–	–	–	–	–	–	–	–	**32%**	**–**
Australian workforce[4]	**4%**	**(18)%**	**7%**	**15%**	**8%**	**16%**	**6%**	**(19)%**	**7%**	**22%**

1. Change in salary and fees compared on an annualised basis to smooth the impact of part-year appointments or departures.
2. The percentage change in annual incentive compares the incentive outcomes for the 2024 performance year to those for the 2025 performance year.
3. No prior year data as appointed as an Executive Director in 2025.
4. Since Rio Tinto plc, the statutory entity for which this disclosure is required, does not have any employees, we have included voluntary disclosure of the change in employee salary and incentives for our Australian employees who make up more than 40% of our employee population. The disclosure does not include benefits as there have been no changes in the benefit entitlements.

"–" in the table signifies no reported change as a result of the absence of comparable data.

Non-Executive Directors

Annual fees payable

The table below shows the annual fee structure as at 1 March 2025 and 1 March 2026 for the Chair and Non-Executive Directors. This reflects an increase to the fees for Nominations & Governance Committee members effective 1 January 2026 in recognition of the increased scope of the Committee for governance.

	2026	2025
Director fees		
Chair's fee	**£800,000**	£800,000
Non-Executive Director base	**£115,000**	£115,000
Senior Independent Director	**£45,000**	£45,000
Committee fees		
Audit & Risk Committee Chair	**£50,000**	£50,000
Audit & Risk Committee member	**£30,000**	£30,000
People & Remuneration Committee Chair	**£45,000**	£45,000
People & Remuneration Committee member	**£25,000**	£25,000
Sustainability Committee Chair	**£45,000**	£45,000
Sustainability Committee member	**£25,000**	£25,000
Nominations & Governance Committee member	**£17,500**	£8,000
Meeting allowances		
Long distance (flights over 10 hours per journey)	**£10,000**	£10,000
Medium distance (flights of 5-10 hours per journey)	**£5,000**	£5,000

Service contracts

The Chair and Non-Executive Directors' letters of appointment from the company stipulate their terms of appointment, including their duties and responsibilities as Directors. Each Non-Executive Director is appointed subject to their election and annual re-election by shareholders.

The Chair's appointment may be terminated by either party giving 12 months' notice, and Non-Executive Directors' appointments may be terminated by either party giving 3 months' notice.

Positions held and share ownership

Rio Tinto has a policy that encourages Non-Executive Directors to build up a Rio Tinto shareholding. The shareholding target in 2025 is 1,800 Rio Tinto Limited shares or 2,200 Rio Tinto plc shares or 2,100 Rio Tinto ADRs (or a combination thereof), and will be reviewed every 2 years. A higher target of 12,700 Rio Tinto Limited shares applies to the Chair. Details of Non-Executive Directors' shareholdings in the Group, are set out in table 2 on page 146.

We list in the table below the Non-Executive Directors who held office during 2025 and their shareholdings as a percentage of their 2025 requirement. Each held office for the whole of 2025 unless otherwise indicated. Their years of appointment are reported in "Board of Directors" on pages 104-105.

		Shareholding vs requirement	
Director	Title	31 December 2025	31 December 2024
Dominic Barton	Chair	**100%**	94%
Dean Dalla Valle	Non-Executive Director	**105%**	32%
Simon Henry	Non-Executive Director	**100%**	100%
Kaisa Hietala	Non-Executive Director	**45%**	45%
Sam Laidlaw	Non-Executive Director	**341%**	341%
Susan Lloyd-Hurwitz	Non-Executive Director	**137%**	79%
Martina Merz	Non-Executive Director	**80%**	–%
Jennifer Nason	Non-Executive Director	**100%**	89%
Joc O'Rourke	Non-Executive Director	**136%**	–%
Sharon Thorne	Non-Executive Director	**118%**	118%
Ngaire Woods	Non-Executive Director	**100%**	67%
Ben Wyatt	Non-Executive Director	**50%**	22%

1. Sam Laidlaw and Kaisa Hietala stepped down from the Board at the conclusion of the 2025 AGM on 1 May 2025.
2. Simon Henry and Martina Merz stepped down from the Board on 23 October 2025.

We set out details of each element of remuneration, and the single total figure of remuneration, paid to the Chair and Non-Executive Directors during 2025 and 2024, in US dollars in table 1b on page 146. No termination or share-based payments were made in the year. Statutory minimum superannuation contributions for Non-Executive Directors are deducted from the Director's overall fee entitlements when these are required by Australian superannuation law.

The total fee and allowance payments made to the Chair and Non-Executive Directors in 2025 were within the maximum aggregate annual amount of £4 million set out in the Group's constitutional documents, approved by shareholders at the 2024 AGMs.

Other statutory disclosures

Other share plans

All-employee share plans

The Committee believes that all employees should be given the opportunity to become shareholders in our business, and that share plans help engage, retain and motivate employees over the long term. Rio Tinto's share plans are therefore part of its standard remuneration practice to encourage employee share ownership and create alignment with the shareholder experience. Executives may participate in broad-based share plans that are available to employees generally and to which performance conditions do not apply.

A global employee share purchase plan is normally offered to all eligible employees unless there are local jurisdictional restrictions. Under the plan, employees may acquire shares up to the value of $5,250 (or equivalent in other currencies) per year or capped at 15% of their base salary, if lower. Each share purchased will be matched by the company, providing the participant holds the shares, and is still employed, at the end of the 3-year vesting period.

Approximately 37,000 of our employees (70% of those eligible) are shareholders as a result of participating in these plans. In the UK, these arrangements are partially delivered through the UK Share Plan which is a UK tax-approved arrangement. Under this plan, eligible participants may also receive an annual award of Free Shares up to the limits prescribed under UK tax legislation.

Management Share Awards

Management Share Awards (MSA) are designed to help the Group attract the best employees in a competitive labour market, and to retain key individuals as we deliver our long-term strategy. MSA are conditional share awards that are not subject to a performance condition. They typically vest at the end of 3 years, subject to continued employment. Shares to satisfy the awards are bought in the market, issued or reissued from Treasury.

Shareholder voting

In the table below, we set out the results of the remuneration-related resolutions voted on at the Group's 2025 AGMs including the most recent voting outcomes of the Remuneration Policy.

Resolution	Votes for	Votes against	Votes withheld[1]
Approval of the Directors' Remuneration report: Implementation report	98%	2%	26,622,923
Approval of the Remuneration Policy (2024)	97%	3%	3,469,190
Approval of the Directors' Remuneration report	97%	3%	26,246,816

1. A vote "withheld" is not a vote in law and is not counted in the calculation of the proportion of votes for and against the resolution.

Table 1a – Executive KMP remuneration

The table below reports remuneration in line with Australian statutory requirements. See page 129 for a description of how disclosure in this table differs from realised pay.

Stated in US$'000[1]		Short-term benefits: Base salary	Cash bonus[2]	Other cash-based benefits[3]	Non-monetary benefits[4]	Total short-term benefits
Executive Directors						
Simon Trott[5]	**2025**	**1,205**	**929**	**1,088**	**142**	**3,364**
	2024	833	419	98	89	1,439
Jakob Stausholm[6]	**2025**	**1,175**	**1,463**	**156**	**138**	**2,932**
	2024	1,632	796	215	207	2,850
Peter Cunningham	**2025**	**1,028**	**628**	**131**	**35**	**1,822**
	2024	966	471	122	49	1,608
Other executives						
Matthew Holcz[6]	**2025**	**298**	**186**	**37**	**36**	**557**
Katie Jackson	**2025**	**831**	**505**	**101**	**58**	**1,495**
	2024	268	130	222	50	670
Sinead Kaufman[6]	**2025**	**512**	**640**	**57**	**29**	**1,238**
	2024	753	356	86	113	1,308
Jérôme Pécresse	**2025**	**948**	**780**	**179**	**87**	**1,994**
	2024	876	516	167	63	1,622

Stated in US$'000[1]		Long-term benefits: Value of share-based awards[7]: BDA[8]	PSA	MSA	Others[9]	Post-employment benefits[10]: Pension and superannuation	Other post-employment benefits	Termination benefits	Total remuneration[11]	Currency of actual payment
Executive Directors										
Simon Trott[5]	**2025**	**558**	**2,413**	**–**	**–**	**27**	**–**	**–**	**6,362**	**A$ & £**
	2024	442	1,721	–	–	19	–	–	3,621	A$
Jakob Stausholm[6]	**2025**	**547**	**4,122**	**–**	**8**	**9**	**–**	**–**	**7,618**	**£**
	2024	843	3,281	–	8	13	–	–	6,995	£
Peter Cunningham	**2025**	**519**	**2,363**	**–**	**7**	**13**	**–**	**–**	**4,724**	**£**
	2024	445	1,315	19	7	13	–	–	3,407	£
Other executives										
Matthew Holcz[6]	**2025**	**42**	**248**	**122**	**–**	**5**	**–**	**–**	**974**	**A$**
Katie Jackson	**2025**	**150**	**734**	**532**	**1**	**16**	**–**	**–**	**2,928**	**£**
	2024	31	69	333	–	7	–	–	1,110	£
Sinead Kaufman[6]	**2025**	**181**	**1,400**	**–**	**2**	**15**		**–**	**2,836**	**A$**
	2024	364	1,378	–	3	19		–	3,072	A$
Jérôme Pécresse	**2025**	**339**	**1,400**	**–**	**1**	**24**	**–**	**–**	**3,758**	**C$**
	2024	151	480	–	–	24	–	–	2,277	C$

Notes to table 1a – Executives' remuneration

1. "Table 1a – Executives KMP remuneration" is reported in US$ using A$1 = US$0.64492; £1 = US$1.31854; C$1 = US$0.71574 which are average rates for 2025, except for the cash element of the STIP which use 31 December 2025 year-end rates of A$1 = US$0.67005; £1 = US$1.3474; C$1 = US$0.73086.
2. "Cash bonus" relates to the cash portion of the 2025 STIP award to be paid in March 2026.
3. "Other cash-based benefits" typically include cash in lieu of company pension or superannuation contributions. For Simon Trott this also includes benefits related to his relocation from Australia to the UK following his appointment as Chief Executive, in line with the company's international transfer policy.
4. "Non-monetary benefits" for executives typically include healthcare coverage, professional tax compliance services/advice, flexible perquisites and, where applicable, leave accruals and mobility-related benefits. For Simon Trott this also includes benefits related to his relocation from Australia to the UK.
5. The figures for Simon Trott reflect his remuneration for the full financial year covering both roles served in the year of Chief Executive, Iron Ore and Group Chief Executive.
6. The figures for Jakob Stausholm reflect his remuneration up until he ceased to be a KMP on 24 August 2025. His total remuneration up until 31 December 2025 was $9.17 million. The figures for Matthew Holcz reflect his remuneration from the date he commenced being a KMP on 27 August 2025. His total remuneration for the year ended 31 December 2025 was $1.72 million. The figures for Sinead Kaufman reflect her remuneration up until she ceased to be a KMP on 26 August 2025. Her total remuneration up until 31 December 2025 was $3.38 million.
7. The "Value of share-based awards" has been determined in accordance with the recognition and measurement requirements of IFRS 2 "Share-based Payment". The fair value of awards granted as BDA, PSA and MSA have been calculated at their dates of grant using valuation models provided by external consultants, Lane Clark and Peacock LLP, including an independent Monte Carlo valuation model, which take into account the constraints on vesting attached to these awards. Further details of the valuation methods and assumptions used for these awards are included in note 28 (Share-based Payments) in the financial statements. The fair value of other share-based awards is measured at the purchase cost of the shares from the market. The share-based values disclosed in this table do not reflect amounts actually paid in 2025 or the value of shares that will ultimately vest.
8. "BDA" represents the portion of the 2022–2025 STIP awards deferred into Rio Tinto shares.
9. "Others" includes the Global Employee Share Plan (myShare) and the UK Share Plan.
10. Any costs related to defined benefit pension plans and post-retirement medical benefits are the service costs attributable to the individual, calculated in accordance with IAS 19. The cost for defined contribution pension plans is the amount contributed in the year by the company.
11. "Total remuneration" represents the disclosure of total emoluments and compensation required under the Australian Corporations Act 2001 and applicable accounting standards.

Further details in relation to aggregate remuneration for executives, including Directors, are included in note 30 (Directors' and key management remuneration).

Table 1b – Non-Executive Directors' remuneration

Stated in US$'000[1]		Fees and allowances[2]	Non-monetary benefits[3]	Post-employment benefits[4]	Single total figure of remuneration[5]	Currency of actual payment
Chair						
Dominic Barton	**2025**	**1,055**	**44**	**–**	**1,099**	**£**
	2024	1,008	94	–	1,102	£
Non-Executive Directors						
Dean Dalla Valle	**2025**	**315**	**51**	**19**	**385**	**A$**
	2024	285	13	19	317	A$
Simon Henry[6]	**2025**	**194**	**13**	**–**	**207**	**£**
	2024	253	8	–	261	£
Kaisa Hietala[7]	**2025**	**82**	**14**	**–**	**96**	**£**
	2024	226	8	–	234	£
Sam Laidlaw[8]	**2025**	**156**	**13**	**–**	**169**	**£**
	2024	335	5	–	340	£
Susan Lloyd-Hurwitz	**2025**	**238**	**48**	**6**	**292**	**A$**
	2024	225	8	5	238	A$
Martina Merz[6]	**2025**	**169**	**21**	**–**	**190**	**£**
	2024	164	8	–	172	£
Jennifer Nason	**2025**	**259**	**47**	**–**	**306**	**£**
	2024	235	13	–	248	£
Joc O'Rourke	**2025**	**253**	**13**	**–**	**266**	**£**
	2024	239	5	–	244	£
Sharon Thorne	**2025**	**306**	**5**	**–**	**311**	**£**
	2024	105	7	–	112	£
Ngaire Woods	**2025**	**228**	**23**	**–**	**251**	**£**
	2024	234	7	–	241	£
Ben Wyatt	**2025**	**339**	**66**	**–**	**405**	**A$**
	2024	268	12	–	280	A$

1. Remuneration is reported in US$. The amounts have been converted using the 2025 annual average exchange rates of £1 = US$1.31854 and A$1 = US$0.64492.
2. "Fees and allowances" comprises the total fees for the Chair and all Non-Executive Directors (NED), and travel allowances for the NED.
3. "Non-monetary benefits" include, as in previous years, amounts that are deemed by the UK tax authorities to be benefits in kind relating largely to the costs of Directors' expenses in attending Board meetings held at the company's UK-registered office (including associated accommodation and subsistence expenses) and professional tax compliance services/advice. Given these expenses are incurred by Directors in the fulfilment of their duties, the company pays the tax on them.
4. The statutory minimum superannuation contributions required by the Australian superannuation law and paid for the Australia-based NEDs are included in "Post-employment benefits".
5. Represents disclosure of the single total figure of remuneration under Schedule 8 of the Large- and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended) and total remuneration under the Australian Corporations Act 2001 and applicable accounting standards.
6. The amounts reported for Simon Henry and Martina Merz reflect the period of active Board membership from 1 January 2025 to 23 October 2025.
7. The amounts reported for Kaisa Hietala reflect the period of active Board membership from 1 January 2025 to 1 May 2025.
8. The amounts reported for Sam Laidlaw reflect the period of active Board membership from 1 January 2025 to 1 May 2025, as well as consulting fees paid for the period from 2 May 2025 to 12 June 2025.

For more information, further details in relation to aggregate remuneration for executives, including Directors, are included in note 30 (Directors' and key management remuneration).

Table 2 – Directors' and executives' beneficial interests in Rio Tinto shares

	Rio Tinto plc[1]			Rio Tinto Limited			Movements	
	1 Jan 2025[2]	31 Dec 2025[3]	5 Feb 2026[4]	1 Jan 2025[2]	31 Dec 2025[3]	5 Feb 2026[4]	Compensation[5]	Other[6]
Directors								
Dominic Barton	–	–	–	11,900	12,700	12,700	–	800
Peter Cunningham	74,480	79,211	79,217	–	–	–	8,089	(3,352)
Dean Dalla Valle	–	–	–	579	1,885	1,885	–	1,306
Simon Henry[7]	2,200	2,200	–	–	–	–	–	–
Kaisa Hietala[7]	1,000	1,000	–	–	–	–	–	–
Sam Laidlaw[7]	7,500	7,500	–	–	–	–	–	–
Susan Lloyd-Hurwitz	–	–	–	1,421	2,458	2,458	–	1,037
Martina Merz[7]	–	1,750	–	–	–	–	–	1,750
Jennifer Nason	1,877	2,100	2,100	–	–	–	–	223
Joc O'Rourke	–	3,000	3,000	–	–	–	–	3,000
Jakob Stausholm[7]	181,391	195,924	–	–	–	–	13,508	1,025
Sharon Thorne	2,593	2,593	2,593	–	–	–	–	–
Simon Trott	441	7,671	7,671	29,499	32,351	32,351	14,679	(4,597)
Ngaire Woods	1,482	2,199	2,199	–	–	–	–	717
Ben Wyatt	–	–	–	400	900	900	–	500
Executives								
Katie Jackson	1,044	9,136	9,156	–	–	–	14,978	(6,866)
Sinead Kaufman[7]	–	–	–	36,564	37,436	37,436	1,480	(608)
Jérôme Pécresse	5,043	5,109	5,121	–	–	–	–	78
Matthew Holcz[7]	642	656	656	6,807	6,930	6,930	–	137

1. Rio Tinto plc ordinary shares or American Depositary Receipts.
2. Or date of appointment, if later.
3. Or date of retirement/date stepped down from the Board or Executive Committee, if earlier.
4. Latest practicable date prior to the publication of the *2025 Annual Report*, in accordance with LR 9.8.6A.
5. Shares obtained through awards under the Rio Tinto UK Share Plan, the Global Employee Share Plan and/or vesting of the PSA, MSA and BDA granted under the Group's LTIP arrangements.
6. Share movements due to the sale or purchase of shares, or shares received under dividend reinvestment plans.
7. Simon Henry and Martina Merz retired as Non-Executive Directors on 23 October 2025. Kaisa Hietala and Sam Laidlaw retired as Non-Executive Directors on 1 May 2025. Jakob Stausholm stepped down from the Executive Committee on 24 August 2025. Matthew Holcz was appointed to the Executive Committee from 27 August 2025. Sinead Kaufman stepped down from the Executive Committee on 26 August 2025.

Interests in outstanding BDA, MSA and PSA, the UK Share Plan and the Global Employee Share Plan are set out in table 3 and 3a on pages 147-149.

Table 3 – Plan interests (awards of shares under long-term incentive plans)

Name	Award/grant date	Market price at award[1,2]	1 January 2025	Awarded	Lapsed/ cancelled	Dividend units	Vested	31 December 2025	5 February 2026	Performance period concludes/ vesting date	Date of release	Market price on release	Monetary value of award at release US$[3]
Peter Cunningham													
Bonus Deferral Award	22 Mar 2023	£53.19	5,827	–	–	820	(6,647)	–	–	1 Dec 2025	1 Dec 2025	£54.64	478,886
	20 Mar 2024	£49.41	8,415	–	–	–	–	8,415	8,415	1 Dec 2026	–	–	–
	19 Mar 2025	£49.07	–	7,907	–	–	–	7,907	7,907	1 Dec 2027	–	–	–
Performance Share Award	16 Mar 2020	£33.58	7,426	–	(6,480)	382	(1,328)	–	–	31 Dec 2024	20 Feb 2025	£50.76	88,882
	18 Mar 2021	£55.58	9,564	–	–	–	–	9,564	9,564	31 Dec 2025	–	–	–
	23 Mar 2022	£58.00	50,405	–	–	–	–	50,405	50,405	31 Dec 2026	–	–	–
	22 Mar 2023	£53.19	55,134	–	–	–	–	55,134	55,134	31 Dec 2027	–	–	–
	9 May 2024	£55.84	71,195	–	–	–	–	71,195	71,195	31 Dec 2026	–	–	–
	19 Mar 2025	£49.07	–	76,299	–	–	–	76,299	76,299	31 Dec 2027	–	–	–
Matthew Holcz[4]													
Management Share Award	22 Mar 2023	A$115.45	3,772	–	–	–	–	3,772	3,772	20 Feb 2026	–	–	–
	19 Mar 2025	A$118.70	–	2,131	–	–	–	2,131	2,131	1 Mar 2026	–	–	–
	19 Mar 2025	A$118.70	–	2,131	–	–	–	2,131	2,131	1 Mar 2027	–	–	–
	19 Mar 2025	A$118.70	–	2,131	–	–	–	2,131	2,131	1 Mar 2028	–	–	–
Performance Share Award	18 Mar 2021	A$110.80	4,991	–	–	–	–	4,991	4,991	31 Dec 2025	–	–	–
	23 Mar 2022	A$113.68	5,457	–	–	–	–	5,457	5,457	31 Dec 2026	–	–	–
	22 Mar 2023	A$115.45	7,544	–	–	–	–	7,544	7,544	31 Dec 2027	–	–	–
	9 May 2024	A$130.23	20,787	–	–	–	–	20,787	20,787	31 Dec 2026	–	–	–
	19 Mar 2025	A$118.70	–	23,442	–	–	–	23,442	23,442	31 Dec 2027	–	–	–
Katie Jackson													
Bonus Deferral Award	19 Mar 2025	£49.07	–	2,182	–	–	–	2,182	2,182	1 Dec 2027	–	–	–
Management Share Award	5 Sept 2024	£45.91	3,547	–	–	–	(3,547)	–	–	1 Mar 2025	3 Mar 2025	£48.70	227,765
	5 Sept 2024	£45.91	10,954	–	–	418	(11,372)	–	–	1 Sept 2025	1 Sept 2025	£45.78	686,449
Performance Share Award	5 Sept 2024	£45.91	18,883	–	–	–	–	18,883	18,883	31 Dec 2026	–	–	–
	19 Mar 2025	£49.07	–	61,343	–	–	–	61,343	61,343	31 Dec 2027	–	–	–
Sinead Kaufman[5]													
Bonus Deferral Award	22 Mar 2023	A$115.45	4,278	–	–	488	(4,766)	–	–	1 Dec 2025	1 Dec 2025	A$132.87	408,401
	20 Mar 2024	A$121.30	5,060	–	–	–	–	5,060	5,060	1 Dec 2026	–	–	–
	19 Mar 2025	A$118.70	–	4,879	–	–	–	4,879	4,879	1 Dec 2027	–	–	–
Performance Share Award	16 Mar 2020	A$77.65	8,579	–	(7,486)	341	(1,434)	–	–	31 Dec 2024	20 Feb 2025	A$119.66	110,663
	18 Mar 2021	A$110.80	41,207	–	–	–	–	41,207	41,207	31 Dec 2025	–	–	–
	23 Mar 2022	A$113.68	36,042	–	–	–	–	36,042	36,042	31 Dec 2026	–	–	–
	22 Mar 2023	A$115.45	40,045	–	–	–	–	40,045	40,045	31 Dec 2027	–	–	–
	9 May 2024	A$130.23	49,145	–	–	–	–	49,145	49,145	31 Dec 2026	–	–	–
	19 Mar 2025	A$118.70	–	50,599	–	–	–	50,599	50,599	31 Dec 2027	–	–	–

Name	Award/grant date	Market price at award[1,2]	1 January 2025	Awarded	Lapsed/ cancelled	Dividend units	Vested	31 December 2025	5 February 2026	Performance period concludes/ vesting date	Date of release	Market price on release	Monetary value of award at release US$[3]
Jérôme Pécresse													
Bonus Deferral Award	20 Mar 2024	£49.41	1,533	–	–	–	–	1,533	1,533	1 Dec 2026	–	–	–
	19 Mar 2025	£49.07	–	8,384	–	–	–	8,384	8,384	1 Dec 2027	–	–	–
Performance Share Award	9 May 2024	£55.84	66,928	–	–	–	–	66,928	66,928	31 Dec 2026	–	–	–
	19 Mar 2025	£49.07	–	71,780	–	–	–	71,780	71,780	31 Dec 2027	–	–	–
Jakob Stausholm													
Bonus Deferral Award	22 Mar 2023	£53.19	10,488	–	–	1,476	(11,964)	–	–	1 Dec 2025	1 Dec 2025	£54.71	863,056
	20 Mar 2024	£49.41	14,211	–	–	–	–	14,211	14,211	1 Dec 2026	–	–	–
	19 Mar 2025	£49.07	–	13,354	–	–	–	13,354	13,354	1 Dec 2027	–	–	–
Performance Share Award	16 Mar 2020	£33.58	74,711	–	(65,186)	3,854	(13,379)	–	–	31 Dec 2024	20 Feb 2025	£50.76	895,450
	18 Mar 2021	£55.58	103,510	–	–	–	–	103,510	103,510	31 Dec 2025	–	–	–
	23 Mar 2022	£58.00	85,126	–	–	–	–	85,126	85,126	31 Dec 2026	–	–	–
	22 Mar 2023	£53.19	93,114	–	–	–	–	93,114	93,114	31 Dec 2027	–	–	–
	9 May 2024	£55.84	120,232	–	–	–	–	120,232	120,232	31 Dec 2026	–	–	–
	19 Mar 2025	£49.07	–	137,361	–	–	–	137,361	137,361	31 Dec 2027	–	–	–
Simon Trott													
Bonus Deferral Award	22 Mar 2023	A$115.45	4,683	–	–	534	(5,217)	–	–	1 Dec 2025	1 Dec 2025	A$132.87	447,047
	20 Mar 2024	A$121.30	7,027	–	–	–	–	7,027	7,027	1 Dec 2026	–	–	–
	19 Mar 2025	A$118.70	–	5,741	–	–	–	5,741	5,741	1 Dec 2027	–	–	–
Performance Share Award	16 Mar 2020	£33.58	52,838	–	(46,102)	2,726	(9,462)	–	–	31 Dec 2024	20 Feb 2025	£50.76	633,287
	18 Mar 2021	£55.58	49,571	–	–	–	–	49,571	49,571	31 Dec 2025	–	–	–
	23 Mar 2022	£113.68	38,204	–	–	–	–	38,204	38,204	31 Dec 2026	–	–	–
	22 Mar 2023	A$115.45	44,488	–	–	–	–	44,488	44,488	31 Dec 2027	–	–	–
	9 May 2024	A$130.23	52,091	–	–	–	–	52,091	52,091	31 Dec 2026	–	–	–
	19 Mar 2025	A$118.70	–	57,851	–	–	–	57,851	57,851	31 Dec 2027	–	–	–

1. Awards denominated in pounds sterling were for Rio Tinto plc ordinary shares of 10 pence each and awards denominated in Australian dollars were for Rio Tinto Limited shares. All awards are granted over ordinary shares.
2. The weighted fair value per share of Bonus Deferral Awards and Management Share Awards granted in March 2025 was £49.07 for Rio Tinto plc and A$119.53 for Rio Tinto Limited. For Performance Share Awards granted in March 2025, the values were £30.45 for Rio Tinto plc and A$74.02 for Rio Tinto Limited. Conditional awards are awarded at no cost to the recipient and no amount remains unpaid on any shares awarded.
3. The amount in US dollars has been converted at the rate of US$1.32 = £1 and US$0.64 = A$1, being the average exchange rates for 2025.
4. Matthew Holcz was appointed as KMP on 27 August 2025.
5. Sinead Kaufman and Jakob Stausholm stepped down from the Executive Committee on 26 August 2025 and 24 August 2025 respectively.
6. For the Performance Share Awards granted on 18 March 2021 with a performance period that concluded on 31 December 2025, 0% of the award vested.
7. The closing price at 31 December 2025 was £59.94 for Rio Tinto plc ordinary shares and was A$146.82 for Rio Tinto Limited ordinary shares. The high and low prices during 2025 of Rio Tinto plc and Rio Tinto Limited shares were £60.47 and £40.25 and A$148.80 and A$100.75 respectively.
8. As of 5 February 2026, the above members of the Executive Committee held 1,631,196 shares awarded and not vested under long-term incentive plans. No Executive Committee member held any options.

Table 3a – Plan interests (award of shares under all-employee share arrangements)

		myShare		UK Share Plan				Total activity in 2025		
	Plan interests at 1 January 2025[1]	Value of Matching shares awarded in year[2] ('000)	Value of Matching shares vested in year[3] ('000)	Value of Matching shares awarded in year[2] ('000)	Value of Matching shares vested in year[3] ('000)	Value of Free shares awarded in year[4] ('000)	Value of Free shares vested in year[4] ('000)	Grants in year ('000)	Vesting in year ('000)	Plan interests at 31 December 2025[1]
Peter Cunningham	284	2	1	0	0	5	4	7	5	303
Katie Jackson	0	2	0	2	0	2	0	6	0	81
Sinead Kaufman	147	4	3	0	0	0	0	4	3	143
Jérôme Pécresse	42	4	0	0	0	0	0	4	0	104
Jakob Stausholm	370	2	1	2	1	5	4	9	6	391

1. All shares shown are Rio Tinto plc shares except in the case of Sinead Kaufman which are Rio Tinto Limited shares.
2. myShare and UK Share Plan Matching share awards are granted on a quarterly basis (January, April, July and October) throughout the year.
3. The vesting of a Matching share is dependent on continued employment with Rio Tinto and the retention of the associated Investment share purchased by the participant for 3 years.
4. UK Share Plan Free shares vest after 3 years.
5. UK Share Plan awards shown above and the vested Matching shares under myShare are included, where relevant, in the executive's share interests in table 2.
6. All currency figures are shown in USD and rounded.
7. Both Matthew Holcz and Simon Trott hold no unvested awards across myShare and/or UK Share Plan and also have not received or had awards vest during 2025.

Audited information

Under Schedule 8 of the *Large- and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008* (as amended), the following information is auditable:

- The 2025 performance for the purposes of the STIP on pages 131–136.
- The single total figure of remuneration for each Director, as set out on page 131 and table 1b on page 146.
- Details of the Directors' total pension entitlements, as set out on page 131.
- Details of taxable benefits on page 131.
- Details of scheme interests awarded to the Directors during the financial year, as set out on page 137 and tables 3 and 3a on pages 147–149.
- Details of payments to past Directors as set out on page 140.
- Details of shareholding ownership policy and Directors' share ownership on pages 140 and 142.
- Statement of the Directors' shareholdings and share interests, as set out in tables 2, 3 and 3a on pages 146–149 of the Implementation report.
- STIP objectives and outcomes for 2025 as set out on pages 131–135 and the LTIP outcome and award granted for 2025 as set out on page 137.

The Australian Securities and Investments Commission issued an order dated 11 July 2024, under which the Remuneration report must be prepared and audited in accordance with the requirements of the Australian *Corporations Act 2001* applied on the basis of certain modifications set out in the order (as detailed on page 244). The information provided in the Remuneration report has been audited as required by section 308 (3C) of the Australian *Corporations Act 2001*.

Directors' approval statement

This Directors' Remuneration report is delivered in accordance with a resolution of the Board, and has been signed on behalf of the Board by:



Ben Wyatt
People & Remuneration Committee Chair

19 February 2026

Additional statutory disclosure

The Directors present their report and audited consolidated financial statements for the year ended 31 December 2025.

Scope of this report

For the purposes of UK company law and the Australian *Corporations Act 2001*:

- The additional disclosures under the heading "Shareholder information" on pages 336-342 are hereby incorporated by reference to, and form part of, this Directors' report.
- The Strategic report on pages 1-101 provides a comprehensive review of Rio Tinto's operations, its financial position and its business strategies and prospects, and is incorporated by reference into, and forms part of, this Directors' report.
- Certain items that would ordinarily need to be included in this Directors' report (including an indication of likely future developments in the business of the company and the Group) have, as permitted, instead been discussed in the Strategic report, while details of the Group's policy on addressing financial risks and details about financial instruments are shown in note 25 to the consolidated financial statements.
- Taken together, the Strategic report and this Directors' report are intended to provide a fair, balanced and understandable assessment of the development and performance of the Group's business during the year and its position at the end of the year, its strategy, likely developments, and any principal or emerging risks and uncertainties associated with the Group's business.
- The Directors' declaration on page 245 is also incorporated into this Directors' report.

For the purposes of compliance with DTR 4.1.5R(2) and DTR 4.1.8R, the required content of the "Management report" can be found in the Strategic report or this Directors' report, including the material incorporated by reference.

A full report on Director and executive remuneration and shareholdings can be found in the Remuneration report on pages 122-149, which, for the purposes of the Australian *Corporations Act 2001*, forms part of this Directors' report.

Dual-listed structure and constitutional documents

The dual-listed companies (DLC) structure of Rio Tinto plc and Rio Tinto Limited, and their constitutional provisions and voting arrangements – including restrictions that may apply to the shares of either company under specified circumstances – are described on pages 336-337.

Operating and financial review

Rio Tinto's principal activities during 2025 were mining minerals and metals throughout the lifecycle from exploration, development, mining and processing, to marketing, and repurposing and renewing our assets to create a positive legacy.

Subsidiaries with material non-controlling interests, joint operations and associated undertakings, principally affecting the profits or net assets of the Group in the year, are listed in notes 31-33 to the financial statements. For a full listing of related undertakings, refer to the Consolidated Entity Disclosure Statement on page 230.

The following significant changes and events affected the Group during 2025 and up to the date of this report:

- In February 2025, we announced that Sam Laidlaw would step down as a Non-Executive Director at the conclusion of the Rio Tinto Limited annual general meeting on 1 May 2025.
- In February 2025, we announced that Kaisa Hietala would step down as a Non-Executive Director at the conclusion of the Rio Tinto Limited annual general meeting on 1 May 2025.
- In February 2025, we announced that Simon Henry would step down as a Non-Executive Director in the second half of 2025.
- In March 2025, we announced investment of approximately $1.8 billion to develop the Brockman Syncline 1 mine project extending the life of the Brockman region in the West Pilbara of Western Australia and sustaining production from the company's world class iron ore operation.
- In March 2025, we announced that we had completed the acquisition of Arcadium Lithium plc for total consideration of $6.7 billion, following the sanctioning of the Scheme of Arrangement by the Royal Court of Jersey. The acquisition added a portfolio of lithium assets located primarily in Argentina and Australia, increasing the Group's exposure to battery materials.
- In March 2025, we announced that we priced US$9.0 billion of fixed and floating rate SEC-registered debt securities. The bonds would be issued by Rio Tinto Finance (USA) plc and would be fully and unconditionally guaranteed by Rio Tinto plc and Rio Tinto Limited.
- In May 2025, we announced that we had entered into an agreement with Codelco to progress lithium development in Chile. The partnership relates to the Salar de Maricunga, one of Chile's highest-grade lithium resources, and establishes a framework for the joint development of lithium assets.
- In May 2025, we announced that Jakob Stausholm would step down as Chief Executive following a transition period.
- In June 2025, we announced that Rio Tinto and Hancock Prospecting would invest $1.6 billion (Rio Tinto share $0.8 billion) to develop the Hope Downs 2 iron ore project in Western Australia's Pilbara region.
- In July 2025, we announced the appointment of Simon Trott to succeed Jakob Stausholm as Chief Executive, with effect from 25 August 2025.
- In August 2025, we announced a new operating model and executive leadership team to simplify and streamline the organisation. The product group structure was reorganised into three core businesses — Iron Ore, led by Matthew Holcz; Aluminium & Lithium, led by Jérôme Pécresse; and Copper, led by Katie Jackson — with the Borates and Iron & Titanium businesses moved to the Chief Commercial Officer's portfolio. It was announced that Kellie Parker would step down as Chief Executive, Australia after transitional arrangements and Sinead Kaufman would step down as Chief Executive, Minerals at the end of October 2025.
- In October 2025, we announced that Rio Tinto, Mitsui and Nippon Steel will invest $733 million (Rio Tinto share $389 million) to develop the West Angelas Sustaining Project, part of the Robe River Joint Venture in Western Australia's Pilbara region.
- In October 2025, we announced that Martina Merz would step down as a Non-Executive Director, effective 23 October 2025.
- In December 2025, we released our strategy to deliver industry leading returns at our Capital Markets Day.
- In December 2025, we hosted an investor site visit to Argentina to highlight its world-class integrated lithium business and growth pipeline.
- In January 2026, we announced that we had been engaging in preliminary discussions with Glencore plc about a possible combination with some, or all, of their business.
- In February 2026, we announced that we were no longer considering a possible merger, or other business combination, with Glencore plc, as Rio Tinto had determined that it could not reach an agreement that would deliver value to its shareholders.

For more information visit riotinto.com/invest

In 2025 and 2024, the Group did not receive any public takeover offers from third parties in respect of Rio Tinto plc shares or Rio Tinto Limited shares.

Details of events that took place after the balance sheet date are further described in note 39 to the financial statements.

Risk identification, assessment and management

The Group's principal risks and uncertainties are listed on pages 91-99. The Group's approach to risk management is discussed on pages 89-90.

Financial instruments

Details of the Group's financial risk management objectives and policies, and exposure to risk, are described in note 25 to the financial statements.

Share capital

Details of the Group's share capital as at 31 December 2025 are described in note 35 to the financial statements. Details of the rights and obligations attached to each class of shares are covered on page 336, under the heading "Voting arrangements".

Details of certain restrictions on holding shares in Rio Tinto and certain consequences triggered by a change of control are described on page 337 under the heading "Limitations on ownership of shares and merger obligations". There are no other restrictions on the transfer of ordinary Rio Tinto shares, save for:

- Restrictions that may from time to time be imposed by laws, regulations or Rio Tinto policy (for example, relating to market abuse, insider dealing, share trading or an Australian foreign investment).
- Restrictions on the transfer of shares that may be imposed following a failure to supply information required to be disclosed, or where registration of the transfer may breach a court order or a law, or in relation to unmarketable parcels of shares.
- Restrictions on the transfer of certain shares awarded under an employee share plan in accordance with the terms of those awards.

At the AGMs held in 2025, shareholders authorised:

- The on-market purchase by Rio Tinto plc or Rio Tinto Limited or its subsidiaries of up to 125,141,768 Rio Tinto plc shares (representing approximately 10% of Rio Tinto plc's issued share capital, excluding Rio Tinto plc shares held in Treasury at that time).
- The off-market purchase by Rio Tinto plc of up to 125,141,768 Rio Tinto plc shares acquired by Rio Tinto Limited or its subsidiaries under the above authority.
- The on-market buy-back by Rio Tinto Limited of up to 55.6 million Rio Tinto Limited shares (representing approximately 15% of Rio Tinto Limited's issued share capital at that time).

Substantial shareholders

Details of substantial shareholders are included on page 337.

Dividends

Details of dividends paid and declared for payment, together with the company's shareholder returns policy, can be found on page 20.

Waived dividends

The number of shares on which Rio Tinto plc dividends are based excludes those held as treasury shares and those held by employee share trusts that waived the right to dividends. Employee share trusts waived dividends on 721,783 Rio Tinto plc ordinary shares and 21,968 American Depositary Receipts (ADRs) for the 2024 final dividend, and on 625,738 Rio Tinto plc ordinary shares and 29,954 ADRs for the 2025 interim dividend. (2024: on 81,491 Rio Tinto plc ordinary shares and 35,066 ADRs for the 2023 final dividend, and on 151,144 Rio Tinto plc ordinary shares and 30,888 ADRs for the 2023 interim dividend; 2023: on 99,016 Rio Tinto plc ordinary shares and 35,132 ADRs for the 2022 final dividend, and on 110,774 Rio Tinto plc ordinary shares and 31,831 ADRs for the 2023 interim dividend). In 2025, 2024 and 2023, no Rio Tinto Limited shares were held by Rio Tinto plc.

The number of shares on which Rio Tinto Limited dividends are based excludes those held by shareholders who have waived the rights to dividends. Employee share trusts waived dividends on 35,382 Rio Tinto Limited ordinary shares for the 2024 final dividend and on 34,426 shares for the 2025 interim dividend (2024: on 32,540 shares for the 2023 final dividend and on 35,713 shares for the 2024 interim dividend; 2023: on 35,010 shares for the 2022 final dividend and on 34,607 shares for the 2023 interim dividend).

Our disclosure on Board and executive management diversity in line with UK Listing Rules (UKLR 22.2.30R(2)) is set out below.

Gender reporting categories as at 31 December 2025

Gender	Number of Board members	% of Board	Number of senior positions on the board (eg CEO/ CFO, SID & Chair)	Number in executive management	% of executive management
Men	6	60%	4	4	57%
Women	4	40%	1	3	43%[1]
Not specified/prefer not to say	–	–	–	–	–

1. Sinead Kaufman stepped down as Chief Executive Officer, Minerals at the end of October 2025. Kellie Parker will leave Rio Tinto at the conclusion of her role – Chief Executive Officer, Australia. She has remained during a transition period to ensure transfer of her responsibilities.

Ethnicity reporting categories as at 31 December 2025

ONS ethnicity category	Number of Board members	% of Board	Number of senior positions on the board (eg CEO/ CFO, SID & Chair)	Number in executive management	% of executive management
White British or other White (including minority-white groups)	9	90%	4	2	22%
Mixed/Multiple Ethnic Groups	–	–	–	1	11%
Asian/Asian British	–	–	–	1	11%
Black/African/Caribbean/Black British	–	–	–	–	–
Other Ethnic Group	1	10%	–		–
Not specified/prefer not to say	–	–	–	5	56%

For the Executive Committee, gender data was collected via self disclosure in the HR system; data on ethnicity reporting categories was collected via a voluntary self identification survey and self disclosure in the HR system. For the Board, gender and ethnicity reporting categories were collected via a voluntary self identification survey.

Purchases: Rio Tinto plc shares

Shares of 10p each and Rio Tinto plc American Depositary Receipts (ADRs)

	Total number of shares purchased[1]	Average price per share $[2]	Total number of shares purchased to satisfy company dividend reinvestment plans	Total number of shares purchased to satisfy employee share plans	Total number of shares purchased as part of publicly announced plans or programs[3]	Maximum number of shares that may be purchased under plans or programs
2025						
1 to 31 Jan	–	–	–	–	–	125,141,768[5]
1 to 28 Feb	–	–	–	–	–	125,141,768[5]
1 to 31 Mar	374,568	63.51	–	374,568	–	125,141,768[5]
1 to 30 Apr	2,148,041	60.15	2,092,446	55,595	–	125,305,168[6]
1 to 31 May	–	–	–	–	–	125,305,168[6]
1 to 30 Jun	–	–	–	–	–	125,305,168[6]
1 to 31 Jul	–	–	–	–	–	125,305,168[6]
1 to 31 Aug	–	–	–	–	–	125,305,168[6]
1 to 30 Sep	37,780	63.33	–	37,780	–	125,305,168[6]
1 to 31 Oct	1,339,413	65.45	1,339,413	–	–	125,305,168[6]
1 to 30 Nov	–	–	–	–	–	125,305,168[6]
1 to 31 Dec	–	–	–	–	–	125,305,168[6]
Total	3,899,802[4]	62.33	3,431,859	467,943	–	–
2026						
1 to 31 Jan	–	–	–	–	–	125,305,168[6]
1 to 05 Feb	–	–	–	–	–	125,305,168[6]

Purchases: Rio Tinto Limited shares

	Total number of shares purchased[1]	Average price per share $[2]	Total number of shares purchased to satisfy company dividend reinvestment plans	Total number of shares purchased to satisfy employee share plans[7]	Total number of shares purchased as part of publicly announced plans or programs[3]	Maximum number of shares that may be purchased under plans or programs
2025						
1 to 31 Jan	–	–	–	–	–	55,600,000[8]
1 to 28 Feb	–	–	–	–	–	55,600,000[8]
1 to 31 Mar	–	–	–	–	–	55,600,000[8]
1 to 30 Apr	983,139	70.78	733,086	250,053	–	55,600,000[8]
1 to 31 May	–	–	–	–	–	55,600,000[9]
1 to 30 Jun	–	–	–	–	–	55,600,000[9]
1 to 31 Jul	–	–	–	–	–	55,600,000[9]
1 to 31 Aug	–	–	–	–	–	55,600,000[9]
1 to 30 Sep	542,101	78.97	363,166	178,935	–	55,600,000[9]
1 to 31 Oct	–	–	–	–	–	55,600,000[9]
1 to 30 Nov	–	–	–	–	–	55,600,000[9]
1 to 31 Dec	–	–	–	–	–	55,600,000[9]
Total	1,525,240	73.69	1,096,252	428,988	–	–
2026						
1 to 31 Jan	–	–	–	–	–	55,600,000[9]
1 to 05 Feb	–	–	–	–	–	55,600,000[9]

1. Monthly totals of purchases are based on the settlement date.
2. The shares were purchased in the currency of the stock exchange on which the purchases took place and the sale price has been converted into US dollars at the exchange rate on the date of settlement.
3. Shares purchased in connection with the dividend reinvestment plans and employee share plans are not deemed to form any part of any publicly announced plan or program.
4. This figure represents 0.31% of Rio Tinto plc issued share capital at 31 December 2025.
5. At the Rio Tinto plc AGM held in 2024, shareholders authorised the on-market purchase by Rio Tinto plc, and Rio Tinto Limited and its subsidiaries of up to 125,141,768 Rio Tinto plc shares. This authorisation expired at the end of the Rio Tinto plc 2025 AGM.
6. At the Rio Tinto plc AGM held in 2025, shareholders authorised the on-market purchase by Rio Tinto plc, and Rio Tinto Limited and its subsidiaries of up to 125,305,168 Rio Tinto plc shares. This authorisation will expire at the end of the Rio Tinto plc 2026 AGM or, if earlier, at the close of business on 30 June 2026.
7. The average price of shares purchased on-market by the trustee of Rio Tinto Limited's employee share trust during 2025 was $72.00
8. At the Rio Tinto Limited AGM held in 2024, shareholders authorised the on-market buy-back of up to 55.6 million Rio Tinto Limited shares.
9. At the Rio Tinto Limited AGM held in 2025, shareholders authorised the on-market buy-back of up to 55.6 million Rio Tinto Limited shares.

AGM Disclosures

At Rio Tinto plc's AGM on 3 April 2025, Resolution 22 ("Authority to purchase Rio Tinto plc shares") was passed with less than 80% of votes in favour, and Shining Prospect (a subsidiary of the Aluminium Corporation of China (Chinalco)) voted against. Chinalco has not sold any Rio Tinto plc shares and now has a holding of over 14%, given its non-participation in Rio Tinto's significant share buy-back programs. This places Chinalco close to the 14.99% holding threshold agreed with the Australian Government at the time of Chinalco's original investment in 2008.

Directors and executives

The names of Directors and their periods of appointment are listed on pages 104-105, together with details of each Director's qualifications, experience and responsibilities, and current directorships.

There are no family relationships between any of our Directors or executives. None of our Directors or Executive Committee members are elected or appointed under any arrangement or understanding with any major shareholder, customer, supplier or otherwise.

A table of Directors' attendance at Board and committee meetings during 2025 is on page 112.

Directors' experience and independence

The Chair was considered independent upon his appointment and, in the Board's view, he continues to satisfy the tests for independence under the ASX Principles and NYSE Standards.

The Board is satisfied that all of its Non-Executive Directors are independent in character and judgement, and are free from any relationships (material or otherwise) or circumstances that could create a conflict of interest.

On joining Rio Tinto, all Directors receive a full, formal induction program. It is delivered over a number of months, and tailored to their specific requirements, taking into account their respective committee responsibilities.

All Directors are expected to commit to continuing their development during their tenure. This is supported through a combination of site visits, teach-ins, deep dives, and internal business and operational briefings provided in or around scheduled Board and committee meetings.

The notice of AGM provides all material information in Rio Tinto's possession relevant to decisions on election and re-election of Directors, including a statement from the Board that it considers all Directors continue to perform effectively and demonstrate appropriate levels of commitment. It also provides reasons why each Director is recommended for re-election, highlighting their relevant skills and experience. Further information on the skills and experience of each Director is set out on pages 104-105.

Previous listed directorships

Details of each Director's previous directorships of other listed companies (where relevant) held in the past 3 years are set out below:

Martina Merz: thyssenkrupp AG (February 2019 – June 2023); Siemens AG (February 2023 – February 2024)

Ben Wyatt: APM Human Services International Limited (September 2022 – October 2024)

Directors' and executives' beneficial interests

A table of Directors' and executives' beneficial interests in Rio Tinto shares is on page 146.

Directors' service contracts

The company has written agreements setting out the terms of appointment for each Director and senior executive. Non-Executive Directors are appointed by letters of appointment. Executive Directors and other senior executives are employed through employment service contracts. Further information is set out on pages 140, 142 and 143 in the Remuneration report.

Secretaries

The Group Company Secretary is accountable to the Board and advises the Chair, and through the Chair the Board, on all governance matters. The appointment and removal of the Group Company Secretary is a matter reserved for the Board. Andy Hodges is Group Company Secretary and Company Secretary of Rio Tinto plc. Tim Paine is the Company Secretary of Rio Tinto Limited. Andy and Tim's qualifications and experience are described on page 105.

Indemnities and insurance

The Articles of Association of Rio Tinto plc and the Constitution of Rio Tinto Limited provide for them to indemnify, to the extent permitted by law, Directors and officers of the companies, including officers of certain subsidiaries, against liabilities arising from the conduct of the Group's business. The Directors, Group Company Secretary and Company Secretary of Rio Tinto Limited, together with employees serving as Directors of eligible subsidiaries at the Group's request, have also received similar direct indemnities. Former Directors also received indemnities for the period in which they were Directors. These are qualifying third-party indemnity provisions for the purposes of the UK *Companies Act 2006*, in force during the financial year ended 31 December 2025 and up to the date of this report. During 2025, Rio Tinto paid legal costs under the terms of those indemnities for certain former Directors and officers totalling $96,059.

Qualifying pension scheme indemnity provisions as defined by section 236 of the UK *Companies Act 2006* and other applicable legal jurisdictions were in force during the course of the financial year ended 31 December 2025 and up to the date of this Directors' report, for the benefit of trustees of the Rio Tinto Group pension and superannuation funds across various jurisdictions. No amount has been paid under any of these indemnities during the year.

The Group has agreed to pay a premium for Directors' and officers' insurance. Disclosure of the nature of the liability covered by the insurance and premium paid is subject to confidentiality requirements under the contract of insurance.

Oversight of whistleblowing procedures

Our whistleblowing process is overseen by the Board. Every member of the workforce has access to the whistleblowing program (myVoice); details of the program are on page 88.

Labour and engagement policies

Labour relations

We also work together with our employees and their unions, and we seek constructive dialogue and fair solutions while maintaining the competitiveness of our managed operations. In 2025, we had a limited disruption due to industrial action in one of our RTIT Sorel facilities. It did not impact production and customer delivery.

Employment of people with a disability

We acknowledge the systemic barriers facing people with disabilities in attaining meaningful employment. We further acknowledge the efforts necessary to fully support people with disabilities and we seek to implement the accommodations they need to fulfil their role, or an alternative role if required.

Our Respect, Inclusion and Diversity Policy sets out our expectations around the behaviours needed for an inclusive and diverse workplace, where we embrace different perspectives, valuing diversity as a strength.

Our Employment Policy outlines how we are committed to preventing discrimination and that we employ on the basis of job requirements and do not discriminate on grounds of disability or any other protected characteristic. It also explains how we ensure our people are trained to perform their roles. More information can be found at riotinto.com/policies.

We remain a member of the IncludeAbility Employer Network, which was set up by the Australian Human Rights Commission and aims to increase access to meaningful employment opportunities for people with a disability. We will continue to seek ways to improve how we provide meaningful opportunities for people with a disability and are also working to reduce these barriers as part of our response to the recommendations in the *Everyday Respect Report* and subsequent *Progress Review*.

Engagement with UK employees

Our statement on engagement with UK employees is on page 107.

Engagement with suppliers, customers and others in a business relationship with the company

Our statement on engagement with suppliers, customers and others in a business relationship with the company is on pages 108-109.

Political donations

Rio Tinto prohibits the use of its funds to support political candidates or parties. No donations were made by the Group to parties or political candidates during the year. At Rio Tinto, we respect every country's political process and do not get involved in political matters, nor do we make any type of payments to political parties or political candidates. In the US, in accordance with the *Federal Election Campaign Act*, we provide administrative support for the Rio Tinto America Political Action Committee (PAC), which was created in 1990 and encourages voluntary employee participation in the political process. All Rio Tinto America PAC employee contributions are reviewed for compliance with federal and state laws and are publicly reported in accordance with US election laws. The PAC is controlled by neither Rio Tinto nor any of its subsidiaries, but instead by a governing board of 3 employee members on a voluntary basis. In 2025, contributions to Rio Tinto America PAC by 11 employees amounted to $13,313.26 and Rio Tinto America PAC donated $20,000 in political contributions in 2025.

Government regulations

Our operations around the world are subject to extensive laws and regulations imposed by local, state, provincial and federal governments. In addition to these laws, several of our operations are governed by specific agreements made with governments, some of which are enshrined in legislation.

The geographic and product diversity of our operations reduces the likelihood of any single law or government regulation having a material effect on the Group's business as a whole.

Environmental regulations

Rio Tinto is subject to various environmental laws and regulations in the countries where it has operations. We measure our performance against environmental regulation by tracking and rating incidents according to their actual environmental and compliance impacts using 5 severity categories (very low, low, moderate, high or very high). Incidents with a consequence rating of high or very high are of a severity that requires notification to the relevant product group head and the Rio Tinto Chief Executive immediately after the incident occurring. In 2025, there were no environmental incidents at managed operations with a high impact.

During 2025, 9 managed operations incurred fines amounting to $1,639,274 (2024: $604,845). Details of these fines are reported in the Our approach to sustainability section on page 50.

Australian corporations that exceed specific greenhouse gas (GHG) emissions or energy use thresholds have obligations under the Australian *The National Greenhouse and Energy Reporting Act 2007* (NGER). All Rio Tinto entities covered under this Act have submitted their annual NGER reports by the required 31 October 2025 deadline.

Further information on the Group's environmental performance is included in the Our approach to sustainability section on pages 32-88, and at riotinto.com/sustainabilityreporting.

Energy efficiency action

Details of the measures taken to increase the company's energy efficiency are reported on pages 32-86.

Energy consumption (equity basis)[1, 2, 3]

Energy consumption in PJ	2025	2024[5]
From activities including the combustion of fuel and the operation of facilities	**386**	369
From the net purchase of electricity, heat, steam or cooling[4]	**131**	123
Total energy consumed	**517**	492

1. Rio Tinto does not report on the proportion of energy consumption associated with the UK and offshore area since it has no producing assets in the UK, only offices, and consequently falls below Rio Tinto's threshold level of reporting.
2. Our approach and methodology used for the determination of measuring energy consumption is available at riotinto.com/sustainabilityreporting.
3. Data reported is equity basis, and includes total energy less export to others.
4. Rio Tinto exports electricity and steam to others and exports are netted from our purchases.
5. Numbers restated from those originally published to ensure comparability over time.

Greenhouse gas (GHG) emissions (in million tonnes CO_2e)[6, 7, 8]

	2025	2024[5]
Scope 1[9]	**24.0**	23.0
Scope 2[10]	**7.5**	6.9
Total gross Scope 1 and Scope 2 (market-based) GHG emissions (equity basis)	**31.5**	29.9
Carbon credits[11]	**1.2**	1.0
Total net Scope 1 and 2 emissions (with credits)[12]	**30.3**	28.8
Operational emissions intensity (t CO_2e/t Cu-eq)(equity)[13]	**6.1**	6.3
Scope 2 (location based)	**8.5**	7.8

6. Rio Tinto's GHG emissions for our operations (RT share: actual equity basis) are reported in accordance with the requirements under Part 7 of the UK *Companies Act 2006* (Strategic report and Directors' report) Regulations 2013. This GHG data represents Scope 1 and market-based Scope 2 data on equity basis. Our approach and methodology used for the determination of these emissions are available at riotinto.com/sustainabilityreporting.
7. Rio Tinto's GHG emissions inventory is based on definitions provided by The World Resource Institute/World Business Council for Sustainable Development Greenhouse Gas Protocol: A Carbon Reporting and Accounting Standard (Revised Edition) (2015).
8. Rio Tinto does not report on the proportion of CO_2 emissions associated with the UK and offshore area since it has no producing assets in the UK, only offices, and consequently falls below Rio Tinto's threshold level of reporting.
9. Scope 1 GHG emissions are direct GHG emissions from facilities fully or partially owned or controlled by Rio Tinto (equity share basis). They include fuel use, on-site electricity generation, anode and reductant use, process emissions, land management and livestock.
10. Scope 2 emissions are presented on equity share basis, for market based reporting Scope 2 includes the use of Energy Attribution Certificates. Our approach and methodology used for the determination of these emissions are available at riotinto.com/sustainabilityreporting.
11. Carbon credits used towards our 2025 net emissions calculations include Australian Carbon Credit Units (ACCUs) that were retired for compliance for the period 1 January to 30 June 2025 plus a projection of the number of ACCUs we expect to retire for the period 1 July to 31 December 2025. This projection is based on our Scope 1 emissions for the period 1 July - 31 December 2025. For details, refer to the table "Carbon credits retired towards net emissions (equity basis)" in the Rio Tinto *Sustainability Fact Book*.
12. Total emissions are the sum of Scope 1 and scope 2 emissions. Total emissions include scope 1 emissions resulting from production of electricity exported to third parties. These emissions exclude indirect emissions associated with transportation and use of our products reported under Scope 3 emissions at riotinto.com/sustainabilityreporting.
13. Historical information for copper equivalent intensity has been restated inline with the 2025 review of commodity pricing to allow comparability over time.

Exploration, research and development

The Group carries out exploration, research and development as described in the product group on pages 26-31. Exploration and evaluation costs, net of any gains and losses on disposal, generated a net loss before tax of $577 million (2024: $936 million). Research and development costs were $524 million (2024: $398 million).

Dealing in Rio Tinto securities

Rio Tinto securities dealing policy restricts dealing in Rio Tinto securities by Directors and employees who may be in possession of inside information. These individuals must seek clearance before any proposed dealing takes place.

Our policy also prohibits such persons from engaging in hedging or other arrangements that limit the economic risk in connection to Rio Tinto securities issued, or otherwise allocated, as remuneration that are either unvested, or that have vested but remain subject to a holding period. We also impose restrictions on a broader group of employees, requiring them to seek clearance before engaging in similar arrangements over any Rio Tinto securities.

Financial reporting

Financial statements

The Directors are required to prepare financial statements for each financial period that give a true and fair view of the state of the Group at the end of the financial period, together with profit or loss and cash flows for that period. This includes preparing financial statements in accordance with UK-adopted international accounting standards, applicable UK law (*Companies Act 2006*), Australian law (*Corporations Act 2001*) as amended by the ASIC class order and preparing a Remuneration report that includes the information required by Regulation 11, Schedule 8 of the *Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008* (as amended) and the Australian *Corporations Act 2001*.

In addition, the *UK Corporate Governance Code* recommends that the Board provide a fair, balanced and understandable assessment of the company's position and prospects in its external reporting.

Rio Tinto's management conducts extensive review and challenge in support of the Board's obligations, aiming to strike a balance between positive and negative statements and provide good linkages throughout the Annual Report.

The Directors were responsible for the preparation and approval of the Annual Report for the year ended 31 December 2025. They consider the Annual Report, taken as a whole, to be fair, balanced and understandable, and that it provides the information necessary for shareholders to assess the Group's position, performance, business model and strategy.

The Directors are responsible for maintaining proper accounting records, in accordance with UK and Australian legislation. They have a general responsibility to safeguard the assets of the Group, and to prevent and detect fraud and other irregularities. The Directors are also responsible for ensuring that appropriate systems are in place to maintain and preserve the integrity of the Group's website.

Legislation in the UK governing the preparation and dissemination of financial statements may differ from current and future legislation in other jurisdictions. The work carried out by the Group's external auditors does not take into account such legislation and, accordingly, the external auditors accept no responsibility for any changes to the financial statements after they are made available on the Group's website.

The Directors, senior executives, senior financial managers and other members of staff who are required to exercise judgement while preparing the Group's financial statements, are required to conduct themselves with integrity and honesty, and in accordance with the highest ethical standards, as are all Group employees.

The Directors consider that the *2025 Annual Report* presents a true and fair view and has been prepared in accordance with applicable accounting standards, using the most appropriate accounting policies for Rio Tinto's business, and supported by reasonable judgements and estimates. The accounting policies have been consistently applied as described on pages 158-164, and Directors have received a written statement from the Chief Executive and the Chief Financial Officer to this effect. In accordance with the internal control requirements of the Code and the ASX Principles, this written statement confirms that the declarations in the statement are founded on a sound system of risk management and internal controls, and that the system is operating effectively in all material respects in relation to financial reporting risks.

Further information on Directors' responsibilities is included on page 245.

Disclosure controls and procedures

We have a thorough and rigorous review process in place to ensure integrity of the periodic reports we release to the market. We communicate with the market through accurate, clear, concise and effective reporting, and contents of periodic reports are verified by the subject matter experts and reviewed by the relevant Group functions. Such reports are then reviewed and considered by the Group Disclosure Committee for release to the market.

To ensure that trading in our securities takes place in an informed and orderly market, we have established a Disclosure Committee to oversee compliance with our continuous disclosure obligations. The Group Disclosure and Communications Policy, and the terms of reference of our Disclosure Committee, together with our adopted procedures in relation to disclosure and management of relevant information, support compliance with our disclosure obligations. A copy of the Group Disclosure and Communications Policy is available on the website.

The members of the Committee are the Chief Executive; the Chief Financial Officer; the Group Company Secretary; the Chief Legal, Governance & Corporate Affairs Officer; and the Head of Investor Relations.

Consistent with the Group's disclosure protocols, the Board is provided with copies of all material market announcements promptly after they are released to the market.

Management's report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. These controls, designed under the supervision of the Chief Executive and Chief Financial Officer, provide reasonable assurance regarding the reliability of the Group's financial reporting and the preparation and presentation of financial statements for external reporting purposes, in accordance with International Financial Reporting Standards (IFRS) as defined on page 158.

The Group's internal control over financial reporting include policies and procedures designed to ensure the maintenance of records that:

- accurately and fairly reflect transactions and dispositions of assets;
- provide reasonable assurances that transactions are recorded as necessary, enabling the preparation of financial statements in accordance with IFRS, and that receipts and expenditures are made with the authorisation of management and Directors of each of the companies; and
- provide reasonable assurance regarding the prevention or timely detection of unauthorised acquisition, use or disposition of the Group's assets that could have a material effect on its financial statements.

Due to inherent limitations, internal control over financial reporting cannot provide absolute assurance. Similarly, these controls may not prevent or detect all misstatements, whether caused by error or fraud, within the Group.

During the year, management identified a material weakness in internal control over financial reporting for the purposes of compliance with the *Sarbanes-Oxley Act* (SOX). A material weakness is defined by the SEC guidance as "a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual financial statements will not be prevented or detected on a timely basis."

The material weakness related specifically to inadequate risk assessment over certain information and assumptions, used in the calculation of fair value of a newly acquired business used in the purchase price allocation exercise and subsequent test of associated goodwill for impairment, resulting in ineffective design and operation of certain related controls. Accordingly, internal control over financial reporting was not effective as at 31 December 2025 for SOX purposes. No corrected or uncorrected misstatement arose as a consequence of this material weakness.

Having considered this matter with the requirements of SOX in accordance with SEC rules, the Board nevertheless concluded that the Group has an effective risk management and internal control framework in accordance with the internal control requirements of the *UK Corporate Governance Code* and the ASX Principles.

Application of and compliance with governance codes and standards

Our shares are listed on both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE), We comply with the: London Stock Exchange – *UK Corporate Governance Code* (2024 version) (the UK Code) and the ASX Principles.

In addition, as a foreign private issuer (FPI) with American Depositary Receipts (ADRs) listed on the New York Stock Exchange (NYSE), we report any significant corporate governance differences from the NYSE listing standards (NYSE Standards) followed by US companies.

Statement of compliance with the UK Code and ASX Principles

Throughout 2025, and as at the date of this report, the Group has complied with all the Principles of the UK Code and the ASX Principles, and all the relevant provisions, as currently in force. For the purposes of ASX Listing Rule 4.10.3 and the ASX Principles, pages 102-121 and 150-156 of this report form our "Corporate Governance Statement". This statement is current as at 5 February 2026, unless otherwise indicated, and has been approved by the Board. Further information on our corporate governance framework and practices is available at riotinto.com/corporategovernance

In accordance with UK Listing Rule 6.6.6 R(5), details of how we have complied with the Principles set out in the UK Code can be found by reference to the table below.

Principle	Page reference
Section 1 – Board leadership and company purpose	
A. Role of the Board	103 - 105
B. Purpose, strategy and culture	6 - 9, 111
C. Board decisions and outcomes	110 - 111
D. Stakeholder engagement	107 - 109
E. Workforce policies	87 - 88, 107, 153
Section 2 – Division of responsibilities	
F. Role of the Chair	102, 103
G. Composition of the Board	103 - 105, 114
H. Role of the Non-Executive Directors	104 - 105
I. Board effectiveness	103, 112
Section 3 – Composition, succession and evaluation	
J. Board appointments and succession planning	113 - 114
K. Board skills, experience and knowledge	104 - 105, 114, 153
L. Board evaluation	112
Section 4 – Audit, risk and internal control	
M. Effectiveness of internal and external audit	115- 119
N. Fair, balanced and understandable assessment	154 - 155
O. Risk management and internal control	89 - 100, 118
Section 5 – Remuneration	
P. Remuneration policies and practices to support strategy	125 - 126
Q. Executive remuneration policy	125 - 126
R. Remuneration outcomes and independent judgement	127 - 149

Difference from NYSE Standards

We consider that our practices are broadly consistent with the NYSE Standards, There are the following exceptions where the literal requirements of the NYSE Standards are not met due to differences in corporate governance between the US, UK and Australia:

- The NYSE Standards state that US companies must have a nominating/corporate governance committee which, in addition to identifying individuals qualified to become board members, develops and recommends to the Board a set of corporate governance principles applicable to the company. Previously, the Board itself developed the corporate governance principles. Following a refresh of the responsibilities of the Nominations & Governance Committee, the terms of reference were updated with effect 1 January 2026. The Nominating & Governance Committee oversees and monitors the corporate governance framework and makes recommendations to the Board for approval of the corporate governance practices.
- Under US securities law and the NYSE Standards, the company is required to have an audit committee that is directly responsible for the appointment, compensation, retention and oversight of the work of external auditors. While our Audit & Risk Committee makes recommendations to the Board on these matters, and is subject to legal and regulatory requirements on oversight of audit tenders, the ultimate responsibility for the appointment and retention of the external auditors of Rio Tinto rests with the shareholders.
- Under US securities law and the NYSE Standards, an audit committee is required to establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and audit matters. The whistleblowing program (myVoice) enables employees to raise any concerns confidentially or anonymously. The Board has responsibility to ensure that the program is in place and to review the reports arising from its operations.
- The NYSE Standards require that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions to those plans. We comply with the UK requirements, which are similar to the NYSE Standards. However, the Board does not explicitly take into consideration the NYSE's detailed definition of what are considered 'material revisions.'

Directors' declaration

The Directors' statement of responsibilities in relation to the Group's financial statements is set out on page 245.

Non-audit services and auditor independence

Details of the non-audit services and a statement of independence regarding the provision of non-audit services undertaken by our external auditor, including the amounts paid for non-audit services, are set out on page 118 of the Directors' report.

A copy of the Auditor's Independence Declaration as required under section 307C of the *Corporations Act 2001* is set out on page 266 and 335.

Going concern

The Directors, having made appropriate enquiries, have satisfied themselves that it is appropriate to adopt the going concern basis of accounting in preparing the financial statements. Additionally, the Directors have considered longer-term viability, as described in their statement on page 100.

2026 annual general meetings

The 2026 Rio Tinto plc AGM will be held in parallel with, and at the same time as, the Rio Tinto Limited AGM on 6 May 2026 in London, UK and in Perth, Australia respectively. Notices of the 2026 AGMs will be issued to shareholders of each company ahead of the meetings.

Directors' approval statement

The Directors' report is delivered in accordance with a resolution of the Board.



Dominic Barton
Chair

19 February 2026

2025 Financial statements



Image: Ports Dampier, Australia.

About Rio Tinto

In 1995, Rio Tinto plc, incorporated in the UK and listed on the London and New York stock exchanges, and Rio Tinto Limited, incorporated in Australia and listed on the Australian Securities Exchange, formed a dual-listed companies structure (DLC). Under the DLC, Rio Tinto plc and Rio Tinto Limited are viewed as a single economic enterprise, with common Boards of Directors, and the shareholders of both companies have a common economic interest in the DLC. For further information on the DLC structure, see page 336. International Financial Reporting Standards-compliant consolidated financial statements of the Rio Tinto Group are prepared on this basis, with the interests of shareholders of both companies presented as the equity interests of shareholders in the Rio Tinto Group. This is in accordance with the principles and requirements of International Financial Reporting Standards (IFRS Accounting Standards) and in accordance with an order, under section 340 of the Australian *Corporations Act 2001*, issued by the Australian Securities and Investments Commission (ASIC) on 11 July 2024 (ASIC class order).

For further details of the ASIC class order relief, see page 244.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products includes iron ore, aluminium, copper and lithium. Activities span the world and are strongly represented in Australia and North America, with significant businesses in Asia, Europe, Africa and South America.

Rio Tinto plc's registered office is at 6 St James's Square, London SW1Y 4AD, UK. Rio Tinto Limited's registered office is at Level 43, 120 Collins Street, Melbourne VIC 3000, Australia.

About the presentation of our consolidated financial statements

All financial statement values are presented in US dollars (USD) and rounded to the nearest million (US$m), unless otherwise stated. Where applicable, comparatives have been adjusted to measure or present them on the same basis as current-year figures.

Our financial statements for the year ended 31 December 2025 were authorised for issue in accordance with a Directors' resolution on 19 February 2026.

a. The basis of preparation

The financial information included in the financial statements for the year ended 31 December 2025, and for the related comparative periods, has been prepared:

- under the historical cost convention, as modified by the revaluation of certain financial instruments, the impact of fair value hedge accounting on the hedged items and the accounting for post-employment assets and obligations
- on a going concern basis, management has prepared detailed cash flow forecasts for at least 12 months and has updated life-of-mine plan models with longer-term cash flow projections, which demonstrate that we will have sufficient cash, other liquid resources and undrawn credit facilities to enable us to meet our obligations as they fall due
- to meet UK-adopted international accounting standards, applicable UK law (*Companies Act 2006*) and Australian law (*Australian Corporations Act 2001*) as amended by the ASIC class order
- to meet IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) and interpretations issued from time to time by the IFRS Interpretations Committee (IFRS IC), which are mandatory at 31 December 2025.

The above accounting standards and interpretations are collectively referred to as "IFRS" in this report and contain the principles we use to create our accounting policies. Where necessary, adjustments are made to the locally reported assets, liabilities and results of subsidiaries, joint arrangements and associates to align their accounting policies with ours for consistent reporting.

b. The basis of consolidation

The financial statements consolidate the accounts of Rio Tinto plc and Rio Tinto Limited (together "the Companies") and their respective subsidiaries (together "the Rio Tinto Group", "the Group", "we", "our") and include the Group's share of joint arrangements and associates.

We consolidate subsidiaries where either of the companies controls the entity. Control exists where either of the companies has: power over the entities, that is, existing rights that give it the current ability to direct the relevant activities of the entities (those that significantly affect the companies' returns); exposure, or rights, to variable returns from its involvement with the entities; and the ability to use its power to affect those returns.

A joint arrangement is an arrangement in which 2 or more parties have joint control. Joint control is the contractually agreed sharing of control such that decisions about the relevant activities of the arrangement (those that significantly affect the companies' returns) require the unanimous consent of the parties sharing control. We have 2 types of joint arrangements: joint operations (JOs) and joint ventures (JVs). A JO is a joint arrangement in which the parties that share joint control have rights to the assets and obligations for the liabilities relating to the arrangement. This includes situations where the parties benefit from the joint activity through a share of the output, rather than by receiving a share of the results of trading. For our JOs, we recognise: our share of assets and liabilities; revenue from the sale of our share of the output and our share of any revenue generated from the sale of the output by the JO; and its share of expenses. All such amounts are measured in accordance with the terms of the arrangement, which is usually in proportion to our interest in the JO. These amounts are recorded in our financial statements on the appropriate lines. Our principal JOs are shown in note 32. A JV is a joint arrangement in which the parties that share joint control have rights to the net assets of the arrangement. JVs are accounted for using the equity accounting method.

An associate is an entity over which we have significant influence. Significant influence is presumed to exist where there is neither control nor joint control and the Group has over 20% of the voting rights, unless it can be clearly demonstrated that this is not the case. Significant influence can arise where we hold less than 20% of the voting rights if we have the power to participate in the financial and operating policy decisions affecting the entity. It also includes situations of collective control.

We use the term "equity accounted units" (EAUs) to refer to associates and JVs collectively. Under the equity accounting method, the investment is recorded initially at cost to the Group, including any goodwill on acquisition. In subsequent periods, the carrying amount of the investment is adjusted to reflect the Group's share of the EAUs' retained post-acquisition profit or loss and other comprehensive income. Our principal JVs and associates are shown in note 33.

In some cases, we participate in unincorporated arrangements and have rights to our share of the assets and obligations for our share of the liabilities of the arrangement rather than a right to a net return, but we do not share joint control. In such cases, we account for these arrangements in the same way as our joint operations, with all such amounts measured in accordance with the terms of the arrangement, which is usually in proportion to our interest in the arrangement.

All intragroup transactions and balances are eliminated on consolidation.

c. Materiality

Our Directors consider information to be material if correcting a misstatement, omission or obscuring could, in the light of surrounding circumstances, reasonably be expected to change the judgement of a reasonable person relying on the financial statements. The Group considers both quantitative and qualitative factors in determining whether information is material. The concept of materiality is therefore not driven purely by numerical values.

When considering the potential materiality of information, management makes an initial quantitative assessment using thresholds based on estimates of profit before taxation; for the year ended 31 December 2025 the quantitative threshold was US$700 million. However, other considerations can result in a determination that lower values are material or, occasionally, that higher values are immaterial. These considerations include whether a misstatement, omission or obscuring: masks a change or trend in key performance indicators; causes reported key metrics to change from a positive to a negative value or vice versa; affects compliance with regulatory requirements or other contractual requirements; could result in an increase to management's compensation; or might conceal an unlawful transaction.

In assessing materiality, management also applies judgement based on its understanding of the business and its internal and external financial statement users. The assessment will consider user expectations of numerical and narrative reporting. Sources used in making this assessment would include, for example: published analyst consensus measures, experience gained in formal and informal dialogue with users (including regulatory correspondence), and peer group benchmarking.

d. Summary of key judgements or other relevant judgements made in applying the accounting policies

The preparation of the financial statements requires management to use judgement in applying accounting policies and in making critical accounting estimates.

These judgements and estimates are based on management's best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements. Areas of judgement in the application of accounting policies that have the most significant effect on the amounts recognised in the financial statements, and key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are noted below. Further information is contained in the notes to the financial statements.

Summarised below are the key judgements that we have taken in the application of the Group's accounting policies for 2025 and how they compare to the prior year. Taking a different judgement over these matters could lead to a material impact on the 2025 financial statements. More detail on the judgement can be found in the respective notes.

Key judgements	2025	2024	Context
Indicators of impairment and impairment reversals (note 4)	✔	✔	Various cash-generating units of the Group that have been impaired or tested for impairment in previous years, are at higher risk of impairment charge or reversal in the future due to carrying value and recoverable amounts being similar. While we monitor all assets for impairment, these assets, the largest being Oyu Tolgoi, are monitored more closely for indicators of further impairment or impairment reversal as such adjustments would likely be material to our results.
Purchase price allocation from business combination (note 5)	✔	–	The allocation of purchase consideration to the identifiable assets and liabilities of Arcadium Lithium plc is a significant judgement. The fair value of assets has been determined based on discounted future cash flows. These are inherently uncertain as selling prices are relatively volatile and the majority of the value is attributable to mines either under construction or still at the evaluation stage of study. Alternative modelling assumptions would have resulted in a different allocation of value between intangible assets, and property, plant and equipment, and, consequently, deferred tax liabilities and goodwill.
Deferral of stripping costs (note 13)	✔	✔	The deferral of stripping costs is a key judgement in open-pit mining operations as it impacts the amortisation base for these costs, calculated on a units of production basis; this involves determining whether multiple pits are considered separate or integrated operations, which in turn influences the classification of stripping activities as pre-production or production phase. This judgement relies on various factors that are based on the unique characteristics and circumstances of each mine.
Estimation of asset lives (note 13)	✔	✔	The useful lives of major assets are often linked to the life of the orebody they relate to, which is in turn based on the life-of-mine plan. Where the major assets are not dependent on the life of a related orebody, management applies judgement in estimating the remaining service potential of long-lived assets. The accuracy of estimating these useful lives is essential for determining the appropriate allocation of costs over time, reflecting the consumption of the asset's economic benefits.
Close-down, restoration and environmental obligations (note 14)	✔	✔	Significant judgement is required to assess the possible extent of closure rehabilitation work needed to fulfil the Group's legal, statutory, and constructive obligations, along with other commitments to stakeholders. This involves leveraging our experience in evaluating available options and techniques to meet these obligations, associated costs and their likely timing and, crucially, determining when that estimate is sufficiently reliable to make or adjust a closure provision.

e. Key sources of estimation uncertainty

We define key sources of estimation uncertainty as accounting estimates that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year. We summarise below the most significant items and the rationale for their identification. Relevant sensitivities are included within the indicated financial statement notes.

Key accounting estimates	2025	2024	Context
Impairment test of goodwill (note 11)	✔	–	The acquisition of Arcadium Lithium plc in March 2025 resulted in the recognition of goodwill which means the associated cash-generating units need to be tested annually for impairment. The recoverable amount is determined based on discounted cash-flows using future-oriented estimates, including forward pricing, operating costs, construction and production profiles that are inherently uncertain.
Estimation of the close-down, restoration and environmental cost obligations (note 14)	✔	✔	Close-down, restoration and environmental obligations are based on cash flow projections derived from studies that incorporate planned rehabilitation activities, cost estimates and discounting for the time value. Closure studies are performed to a rolling schedule with increased frequency and engineering accuracy for sites approaching end of life. Information from these studies can result in a material change to the associated provisions. During the year, the most significant closure provision updates related to a number of sites across the Pilbara. The provisions are based on reforecast cash flows; these are subject to further study which could result in material adjustment in the near term.
Power related commodity derivatives (note 25)	✔	✔	A discounted cash flow methodology is used to determine the fair value of the derivatives. Key inputs into the renewable energy valuation models include forward electricity price curves, which are used to forecast future floating cash flows, estimated electricity generation and credit-adjusted discount rates. Long-term forward electricity prices are a source of a significant estimation uncertainty as they are not readily available and may be impacted by renewable market developments, which are presently unknown.
Estimation of obligations for post-employment costs (note 29)	✔	✔	The value of the Group's obligations for post-employment benefits is dependent on the amount of benefits that are expected to be paid out, discounted to the balance sheet date. There is significant estimation uncertainty pertaining to the most significant assumptions used in accounting for pension plans, namely the discount rate, the long-term inflation rate and mortality rates.

f. Currency

Other relevant judgements	Identification of functional currency

We present our financial statements in USD, as that presentation currency most reliably reflects the global business performance of the Group as a whole.

The functional currency for each subsidiary, unincorporated arrangement, joint operation and equity accounted unit is the currency of the primary economic environment in which it operates. For businesses that reside in developed economies, the functional currency is generally the currency of the country in which it operates because of the dominance of locally incurred costs. If the business resides in an emerging economy, the USD is generally identified to be the functional currency as a higher proportion of costs, particularly imported goods and services, are agreed and paid in USD, in common with other international investors. Determination of functional currency involves judgement, and other companies may make different judgements based on similar facts.

The determination of functional currency affects the measurement of non-current assets included in the balance sheet and, as a consequence, the depreciation and amortisation of those assets included in the income statement. It also impacts exchange gains and losses included in the income statement and in equity. We also apply judgement in determining whether settlement of certain intragroup loans is neither planned nor likely in the foreseeable future and, therefore, whether the associated exchange gains and losses can be taken to equity. During 2025, A$16,265 million (2024: A$15,717 million) of intragroup loans continued to meet these criteria; associated exchange gains and losses are taken to equity.

On consolidation, income statement items for each entity are translated from the functional currency into USD at the full-year average rate of exchange, except for material one-off transactions, which are translated at the rate prevailing on the transaction date. Balance sheet items are translated into USD at period-end exchange rates.

Exchange differences arising on the translation of the net assets of entities with functional currencies other than USD are recognised directly in the currency translation reserve. These translation differences are shown in the statement of comprehensive income, with the exception of the translation adjustment relating to Rio Tinto Limited's share capital, which is shown in the statement of changes in equity.

Where an intragroup balance is, in substance, part of the Group's net investment in an entity, exchange gains and losses on that balance are taken to the currency translation reserve.

Except as noted above, or where exchange differences are deferred as part of a cash flow hedge, all other differences are charged or credited to the income statement in the year in which they arise.

The principal exchange rates used in the preparation of the financial statements were:

	Full-year average			Year-end		
One unit of local currency buys the following number of USD	**2025**	2024	2023	**2025**	2024	2023
Pound sterling	**1.32**	1.28	1.24	**1.35**	1.25	1.28
Australian dollar	**0.64**	0.66	0.66	**0.67**	0.62	0.69
Canadian dollar	**0.72**	0.73	0.74	**0.73**	0.70	0.76
Euro	**1.13**	1.08	1.08	**1.18**	1.04	1.11
South African rand	**0.056**	0.055	0.054	**0.060**	0.053	0.054

g. Ore Reserves and Mineral Resources

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade (or quality), and quantity that there are reasonable prospects for eventual economic extraction. An Ore Reserve is the economically mineable part of a measured or indicated Mineral Resource.

The estimation of Ore Reserves and Mineral Resources requires judgement to interpret available geological data and subsequently to select an appropriate mining method and then to establish an extraction schedule. At least annually, the Competent Persons of the Group (according to the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the "JORC Code")), estimate Ore Reserves and Mineral Resources using assumptions such as:

- available geological data
- expected future commodity prices and demand
- exchange rates
- production costs
- transport costs
- close-down and restoration costs
- recovery rates
- discount rates
- renewal of mining licences.

With regard to our future commodity price assumptions, to calculate our Ore Reserves and Mineral Resources for our filing on the Australian Securities Exchange and London Stock Exchange, we use prices generated by our Strategy and Economics team (refer to the Climate section for further details about our pricing methodology). For our Annual Report on Form 20-F, filed with the Securities Exchange Commission (SEC), we use consensus price or historical pricing and comply with subpart 1300 of Regulation S-K (SK-1300), instead of with the JORC Code.

We use judgement as to when to include Mineral Resources in accounting estimates, for example, the use of Mineral Resources in our depreciation policy as described in note 13 and in the determination of the date of closure as described in note 14.

There are many uncertainties in the estimation process and assumptions that are valid at the time of estimation may change significantly when new information becomes available. New geological or economic data or unforeseen operational issues may change estimates of Ore Reserves and Mineral Resources. This could cause material adjustments in our financial statements to:

- depreciation and amortisation rates
- carrying values of intangible assets and property, plant and equipment
- deferred stripping costs
- provisions for close-down and restoration costs
- recovery of deferred tax assets.

The unaudited statement of Ore Reserves is included on pages 282 to 293 and of Mineral Resources on pages 294 to 303.

h. Climate change

The impacts on our financial statements from climate change and the execution of our climate change strategy are discussed below. Global decarbonisation and the world's energy transition continue to evolve, with the potential to materially impact our future financial results as our significant accounting judgements and key estimates are updated to reflect prevailing circumstances. The impacts from climate change, our current strategy and approach to decarbonise our operations are considered in our significant judgements and key estimates reflected in these financial statements.

Strategy and approach to climate change

Our Climate Action Plan continues to guide our strategy to decarbonise our operations, grow responsibly producing commodities the world needs for the global energy transition, manage climate-related risks and opportunities, and support our partners in reducing value chain emissions.

We remain committed to delivering a 50% reduction in our Scope 1 and 2 emissions by 2030, and to reach net zero emissions by 2050 (relative to 2018 levels). These targets were set in 2020 and were consistent at the time with the Paris Agreement goals to limit warming to 1.5°C. This pathway relies on commercially available solutions, such as renewable energy contracts, and is contingent on advancing repowering solutions for our Pacific Aluminium smelters. Nature-based solutions (NbS) and carbon credits complement our decarbonisation activities. We have now reduced gross operational emissions by 14% below our 2018 baseline; and have a pipeline of projects and committed investments that support our 2030 target. Our gross emissions reductions are expected to be at least 40% by 2030, and the use of carbon credits towards our target will be limited to 10% of our 2018 baseline. Although the climate change targets published in our *2025 Climate Action Plan* remain unchanged, we have updated our capital expenditure guidance to principally reflect the slower pace of commercially viable technology development in hard-to-abate sectors and our commitment to financially disciplined capital allocation. Consequently, our updated decarbonisation capital expenditure forecast is US$1 billion to US$2 billion to 2030, revised from the prior year estimate of between US$5 billion to US$6 billion.

Our approach to addressing Scope 3 emissions is to engage with our customers on climate change and work with them to develop and scale up the technologies to decarbonise steel and aluminium production.

Progressing our strategy to grow in materials needed for the low-carbon transition

Our forecast growth capital expenditure continues to capture new growth opportunities with a focus on materials that are expected to see strong demand growth from the low-carbon transition. This includes the recent acquisition of Arcadium Lithium plc completed in 2025 (note 5) and developing Rincon, Simandou and Kennecott Integrated Skarns. Our budget for central greenfield exploration mainly focuses on copper and lithium projects. These projects follow our existing accounting policies on undeveloped properties and cost capitalisation.

Further details on our approach and progress are provided in the front half of this Annual Report in our Climate section on pages 53 to 86.

h. Climate change *continued*

Scenarios used to identify and assess climate risks and opportunities

We use scenarios to identify and assess risks and opportunities, including climate, that may affect our business in the medium to long term. To assess transition risk, we use market analysis for our short-term outlook, and our Conviction and Resilience scenarios for our medium- to long-term assessment. For physical risks, we use an intermediate and high emissions scenario. We review our scenarios every year as part of our Group strategy engagement with the Board.

Our Conviction scenario continues to be our central case. It underlies strategic planning and portfolio investment decisions across the Group, is used in commodity price forecasts, valuation models, reserves and resources determination, and in determining estimates for assets and liabilities in our financial statements. In this scenario, countries will decarbonise at a moderate pace, real gross domestic product (GDP) will grow at 2.2% between 2023 and 2050, climate policies will become more ambitious and effective over time resulting in a temperature rise of between 2.1°C to 2.3°C (previously 2.1°C) by 2100.

Resilience scenario, which limits temperature rises to around 2.5°C by 2100, is a sensitivity analysis that is designed to test our annual plan and investment proposals. Weaker governance, declining global trade, and lower economic growth will lead to less effective climate action. Real GDP growth will only average 1.6% between 2023 and 2050.

Neither of the Conviction or Resilience scenarios above are consistent with the expectation of climate policies required to accelerate the global transition to meet the stretch goal of the Paris Agreement. Despite agreements on climate change reached globally in recent years in Glasgow, Dubai and Belem, emissions today continue to rise, making the 1.5°C goal of the Paris Agreement unlikely to be achieved. In 2022, we developed a Paris-aligned scenario, referred to as the Aspirational Leadership scenario. The Aspirational Leadership scenario reflects a world of high growth, significant social change and accelerated climate action. The Aspirational Leadership scenario is a commodity sales price and carbon cost sensitivity, with all other inputs remaining equal to our central case. It is built by design to reach net zero emissions globally by 2050 and helps us better understand the pathways to meet the Paris Agreement goal, and what this could mean for our business. We do not use the Aspirational Leadership scenario in our broader strategic or investment decision-making.

Importantly, none of the above scenarios are considered a definitive representation for our assessment of the future impact of climate change on the Group. Scenario modelling has inherent limitations and, by its nature, allows a range of possible outcomes to be considered where it is impossible to predict which outcome is likely.

In addition, as our macro-economic modelling involves a range of variables, isolating and measuring the impact of specific climate risks and opportunities is challenging. We do not publish the commodity price forecasts associated with these scenarios, as to do so would weaken our position in commercial negotiations and might give rise to concerns from other market participants.

Low-carbon transition risks and opportunities, financial resilience of our portfolio

With higher GDP growth and a faster low-carbon transition, our economic performance is stronger in Conviction than in Resilience. In Aspirational Leadership, higher carbon penalties and the potential impact on demand for mid- and lower-grade iron ore result in mixed economic performance for iron ore, but stronger demand for other metals than in Conviction. Overall, the economic performance of our portfolio would be stronger in scenarios with higher GDP growth and proactive climate action, and is resilient under scenarios aligned with 1.5°C, 2.1°C-2.3°C and 2.5°C outcomes, respectively.

We carefully monitor and manage transition risks linked to our operational Scope 1 and 2 emissions and value-chain Scope 3 emissions. In particular, we expect the decarbonisation of our assets to benefit from the implementation of new technologies. The pace of technological development is uncertain, which could delay or increase the cost of our decarbonisation efforts.

Physical risk impacts

Physical risks such as extreme weather events, rising sea levels and temperature fluctuations can disrupt production, affect supply chains, damage assets and infrastructure and impact the health and safety of our people. Our approach to addressing physical risks integrates continued measures to enhance resilience, applying advanced weather and climate data for operational planning, emergency response and long-term risk management. Climate risk management is embedded across the asset life cycle, from project initiation to closure planning.

We have continued to progress our Value at Risk analysis by advancing physical climate change risk assessments through financial modelling top down at the product group level. This year, we completed assessments for our Aluminium & Lithium, Copper and Iron Ore product groups. These assessments, as well as our ongoing review processes, including impairment assessments, have not identified any material accounting impacts to date.

Building on our physical resilience approach, we implemented a number of measures to strengthen our resilience to physical climate risk. This includes the development of a seawater desalination plant in Dampier to provide a climate-resilient water source for our Pilbara operations and the communities it supplies, in collaboration with Water Corporation.

In addition, we do not foresee the renewal of our contractual water rights in Canada that have been classified as indefinite-lived intangible assets to be at risk from climate change (note 12). Further, closure planning considers future climate change projections at each step of the process to support safe and appropriate final landform design.

NbS and carbon credits

While prioritising emissions reductions at our operations, we are also investing in high-integrity NbS that can bring benefits to people, nature and climate in the regions where we operate. We will voluntarily retire associated carbon credits to complement other decarbonisation investments, but, as discussed above, will limit the use of voluntary and compliance offsets towards our 2030 climate target to up to 10% of our 2018 baseline emissions. We source carbon credits in 3 ways: we develop new projects, invest in and scale up existing projects, and source high-quality carbon credits through spot carbon credit purchases and long-term offtake agreements. This complements our abatement project portfolio and supports our compliance with carbon pricing regulation such as the Safeguard Mechanism in Australia. In 2025, we made progress on NbS, including advancing voluntary clean cooking, reforestation, grasslands management and sustainable landscape projects, and expanding our environmental planting ACCU pipeline in Australia.

In 2025, we purchased US$57 million (2024: US$50 million) of carbon credits. They have been acquired for our own use and are accounted for as intangible assets (note 12).

h. Climate change *continued*

Decarbonisation expenditure

As part of our decarbonisation programs, we invested US$182 million (2024: US$283 million) comprising capital projects, investments and carbon credits referred to above, capitalised on the balance sheet. Our operating expenditure on Scope 1, 2 and 3 energy efficient initiatives and research and development (R&D) costs, inclusive of our equity share of R&D related to ELYSIS™, was US$430 million (2024: US$306 million), recognised in the income statement (note 7). Our capital commitments at the end of 2025 relating to decarbonisation totalled US$142 million (2024: US$114 million) and included Jinbi and Amrun renewable power purchase agreements (PPAs), both classified as leases not yet commenced (note 37).

We invested US$7 million (2024: US$89 million) in entities specialising in decarbonisation and related technology, accounted for as financial assets at fair value.

Given advancements we are making to abate our carbon emissions, we have considered the potential for asset obsolescence, with a particular focus on our Pilbara operations where we are building our own renewable assets and are prioritising investment in renewables to switch away from natural gas power generation. No material changes to useful economic lives have been identified in the current year as the assets are expected to be required for the transition (note 13). As the renewable projects progress, it is possible that such adjustments may be identified in the future.

Large-scale renewable PPAs require judgement to determine the appropriate accounting treatment and may result in a lease, a derivative or an executory contract depending on contractual terms (refer to note 22 for further information on significant judgements in lease assessment). The renewable solar and wind PPAs at Richards Bay Minerals (RBM) are accounted for on an accrual basis as energy is produced. The renewable offtake arrangements at QIT Madagascar Minerals (QMM) and Amrun are leases, while our own built renewable solar farms, Gudai-Darri and Karratha, follow usual policies on capitalisation of construction cost and depreciation when ready to use.

As part of the program to develop renewable energy solutions for our Queensland aluminium assets, we entered into a hybrid solar and battery arrangement with Edify Energy in 2025 and 2 long-term renewable 2.2 GW PPAs: the Upper Calliope solar farm and the Bungaban wind farm, in prior years, to buy renewable electricity and associated green products to be generated in the future. These PPAs are in the final feasibility stage and development remains subject to achieving financial close. In 2024, our New Zealand Aluminium Smelters signed long-term PPAs with electricity generators for a total of 572 MW of hydroelectricity. We have also signed 2 renewable PPAs in the US to date. These contracts are recorded as level 3 financial derivatives (note 25 (iv)) and require complex measurement over the contract's term, with inputs such as unobservable long-term energy prices being key sources of estimation of uncertainty (note e).

No adjustments to useful lives of the existing mining fleet have been identified to date as a result of planned electrification in the Pilbara. The solutions are still in development or pilot stages and the gradual fleet replacement is intended to be part of the normal life cycle renewal of trucks. Depending on technological development, which is highly uncertain, this could lead to accelerated depreciation in the future. Similarly, our target to have net zero vessels in our portfolio by 2030 has not given rise to accounting adjustments to date, as the replacement is planned as part of the life cycle renewal. The expenditure on our own carbon abatement projects and technology advancements follows existing accounting policies on cost capitalisation, and research and development costs.

Use of Paris-aligned accounting

Forecast commodity prices, including carbon prices, incorporated into our Conviction scenario are used to inform critical accounting estimates included as inputs to impairment testing, estimation of remaining economic life for units of production depreciation, and discounting closure and rehabilitation provisions. These prices represent our best estimate of actual market outcomes based on the range of future economic conditions regarding matters largely outside our control, as required by IFRS. As the Conviction scenario does not represent the Group's view of the goals of the Paris Agreement, our commodity price assumptions used in accounting estimates are not consistent with the expectation of climate policies required to accelerate the global transition to meet the goals of the Paris Agreement.

Impairment

In our impairment review process, we consider the risks and sensitivities associated with climate change.

In 2025, we recognised an impairment charge at Rio Tinto Iron and Titanium Quebec Operations and QIT Madagascar Minerals due to challenging market conditions. To illustrate the sensitivity of the impairment outcome to the cost of carbon, the post-tax net present value of the cash generating unit would be US$250 million lower if the carbon tax per tonne was increased by 25% from 2040 with all other valuations input remaining the same (note 4).

The Gladstone alumina refineries are responsible for more than half of our Scope 1 carbon dioxide emissions in Australia and therefore have been a key focus as we evaluate options to decarbonise our assets. In prior years, we recorded an impairment of the Yarwun alumina refinery and of the Queensland Alumina Limited (QAL) refinery and provided carbon cost sensitivities. We continue to progress lower-emission power solutions for the Boyne smelter that could extend its life to at least 2040.

Under the Aspirational Leadership scenario, which is not used in the preparation of these financial statements, nor for budgeting purposes, the economic performance of copper and aluminium is expected to be stronger under supply and demand forward-pricing curves, which we believe will be consistent with the Paris Agreement. It is possible therefore, under certain conditions, that historical impairments associated with copper and aluminium assets could reverse.

In the Aspirational Leadership scenario, the prices for lower-grade iron ore are lower in the medium term due to higher recycling and lower value-in-use relative to high grade ores. In the longer term, we assume the pricing for lower-grade iron ore to be weaker than in our Conviction scenario and will depend on the development of low-carbon steel technology, the pace of which is uncertain, but is expected to be partially offset by higher prices for higher-grade iron ore. As was the case in the prior year, this is very unlikely to give rise to impairment triggers in the short to medium term, due to the high returns on capital employed in the Pilbara and the slow deployment of low-carbon steel technology.

Closure provisions

Closure dates and cost of closure are also sensitive to climate assumptions, including precipitation rates, but no material changes have been identified in the year specific to climate change that would require a material revision to the provisions in 2025. For those commodities with higher forward price curves under the Aspirational Leadership scenario, it may be economical to mine lower mineral grades, which could result in the conversion of additional Mineral Resources to Ore Reserves and therefore longer dated closure.

Additional commentary on the impact of climate change on our business is included in the following notes:

h. Climate change *continued*

Financial reporting considerations and sensitivities related to climate change	Page
Carbon tax sensitivity on impairment charge (note 4)	175
Operating expenditure spend on decarbonisation (note 7 – footnote (f))	180
Water rights – climate impact on indefinite life (note 12)	186
Carbon abatement spend on procurement of carbon units and renewable energy certificates (note 12 – footnote (a))	187
Estimation of asset lives (note 13)	188
Additions to property, plant and equipment with a primary purpose of reducing carbon emissions (note 13 – footnote (d))	190
Useful economic lives of power generating assets (note 13)	191
Close-down, restoration and environmental cost (note 14)	194
Renewable PPAs accounted for as derivatives (note 25 (iv))	206
Decarbonisation capital commitments (note 37)	226

i. New standards issued and effective in the current year

Our financial statements have been prepared on the basis of accounting policies consistent with those applied in the financial statements for the year ended 31 December 2024, except for the accounting requirements set out below, effective as at 1 January 2025.

Lack of Exchangeability (Amendments to IAS 21 “The Effects of Changes in Foreign Exchange Rates”)

We adopted amendment to IAS 21 which requires an entity to apply a consistent approach in assessing whether a currency is exchangeable into another currency and, when it is not, to determine the exchange rate to use. The amendment also requires disclosure of information that helps the users to understand the nature and financial impact of the lack of exchangeability, as well as the methods and assumptions used in estimating the exchange rate. The amendment does not have a material impact on the Group.

j. Reconciliation with Australian Accounting Standards

Our financial statements have been prepared in accordance with IFRS, as defined in the “Basis of preparation” section on page 158, which differs in certain respects from the version of IFRS that is applicable in Australia, referred to as Australian Accounting Standards (AAS). We are required to disclose the effect of the adjustments to our consolidated income statement, consolidated total comprehensive income/(loss) and consolidated shareholders’ funds if our accounts were prepared under the version of IFRS that is applicable in Australia. This is in order to satisfy the obligations of Rio Tinto Limited to prepare consolidated accounts under Australian company law, as amended by an order issued by the Australian Securities and Investments Commission on 11 July 2024.

Prior to 1 January 2004, our financial statements were prepared in accordance with UK Generally Accepted Accounting Practice (UK GAAP). Under IFRS, goodwill on acquisitions prior to 1998, which was eliminated directly against equity in the Group’s UK GAAP financial statements, has not been reinstated. This was permitted under the rules governing the transition to IFRS set out in IFRS 1. The equivalent Australian Standard, AASB 1, does not provide for the netting of goodwill against equity. As a consequence, shareholders’ funds under AAS include the residue of such goodwill, which amounted to US$381 million at 31 December 2025 (2024: US$385 million).

Save for the exception described above, the Group’s financial statements prepared in accordance with IFRS are consistent with the requirements of AAS.

Consolidated income statement

Years ended 31 December

	Note	**2025 US$m**	2024 US$m	2023 US$m
Consolidated operations				
Consolidated sales revenue	1, 6	**57,638**	53,658	54,041
Net operating costs (excluding items disclosed separately)	7	**(41,784)**	(37,745)	(37,052)
Net impairment charges	4	**(341)**	(538)	(936)
Gains on consolidation and disposal of interests in businesses	5	**–**	1,214	–
Exploration and evaluation expenditure (net of profit from disposal of interests in undeveloped projects)	8	**(577)**	(936)	(1,230)
Operating profit		**14,936**	15,653	14,823
Share of profit after tax of equity accounted units	33	**1,478**	838	675
Profit before finance items and taxation		**16,414**	16,491	15,498
Finance items				
Net exchange (losses)/gains on external net debt and intragroup balances		**(493)**	322	(251)
Gains/(losses) on derivatives not qualifying for hedge accounting		**22**	(92)	(54)
Finance income	9	**465**	514	536
Finance costs	9	**(1,062)**	(763)	(967)
Amortisation of discount on provisions	14, 19	**(778)**	(857)	(977)
		(1,846)	(876)	(1,713)
Profit before taxation		**14,568**	15,615	13,785
Taxation	10	**(4,319)**	(4,041)	(3,832)
Profit after tax for the year		**10,249**	11,574	9,953
– attributable to owners of Rio Tinto (net earnings)		**9,966**	11,552	10,058
– attributable to non-controlling interests		**283**	22	(105)
Basic earnings per share	2	**613.7c**	711.7c	620.3c
Diluted earnings per share	2	**608.4c**	707.2c	616.5c

The notes on pages 158 to 164 and pages 170 to 229 are an integral part of these consolidated financial statements.

Consolidated statement of comprehensive income

Years ended 31 December

	Note	2025 US$m	2024 US$m	2023 US$m
Profit after tax for the year		**10,249**	11,574	9,953
Other comprehensive income/(loss)				
Items that will not be reclassified to the income statement:				
Remeasurement gains/(losses) on pension and post-retirement healthcare plans	29	**165**	83	(461)
Changes in the fair value of equity investments held at fair value through other comprehensive income (FVOCI)		**(34)**	–	(24)
Tax relating to these components of other comprehensive income	10	**(41)**	(22)	152
Share of other comprehensive gains/(losses) of equity accounted units, net of tax		**1**	4	(3)
		91	65	(336)
Items that have been/may be subsequently reclassified to the income statement:				
Currency translation adjustment[(a)]		**2,846**	(3,391)	644
Currency translation on operations disposed of, transferred to the income statement		**–**	(27)	–
Fair value movements:				
– Cash flow hedge gains		**57**	13	30
– Cash flow hedge (gains)/losses transferred to the income statement		**(164)**	17	(39)
Net change in costs of hedging reserve	36	**3**	4	5
Tax relating to these components of other comprehensive income	10	**29**	(10)	1
Share of other comprehensive income/(loss) of equity accounted units, net of tax		**34**	(45)	14
		2,805	(3,439)	655
Total other comprehensive income/(loss) for the year, net of tax		**2,896**	(3,374)	319
Total comprehensive income for the year		**13,145**	8,200	10,272
– attributable to owners of Rio Tinto		**12,706**	8,375	10,335
– attributable to non-controlling interests		**439**	(175)	(63)

(a) Excludes a currency translation gain of US$238 million (2024: charge of US$317 million; 2023: gain of US$47 million) arising on Rio Tinto Limited's share capital for the year ended 31 December 2025, which is recognised in the consolidated statement of changes in equity. Refer to the consolidated statement of changes in equity on page 169.

The notes on pages 158 to 164 and pages 170 to 229 are an integral part of these consolidated financial statements.

Consolidated cash flow statement

Years ended 31 December

	Note	2025 US$m	2024 US$m	2023 US$m
Cash flows from consolidated operations[a]		**21,153**	19,859	20,251
Dividends from equity accounted units		**1,070**	1,067	610
Cash flows from operations		**22,223**	20,926	20,861
Net interest paid		**(862)**	(685)	(612)
Dividends paid to holders of non-controlling interests in subsidiaries		**(314)**	(477)	(462)
Tax paid		**(4,215)**	(4,165)	(4,627)
Net cash generated from operating activities		**16,832**	15,599	15,160
Cash flows from investing activities				
Purchases of property, plant and equipment and intangible assets[b]	1	**(12,335)**	(9,621)	(7,086)
Sales of property, plant and equipment and intangible assets		**50**	30	9
Acquisitions of subsidiaries, joint ventures and associates, net of cash acquired	5	**(6,022)**	(346)	(834)
Disposals of subsidiaries, joint ventures, joint operations and associates	5	**–**	427	–
Purchases of financial assets		**(385)**	(113)	(39)
Sales of financial assets[c]		**223**	677	1,220
Net funding of equity accounted units[b]		**(669)**	(784)	(144)
Other investing cash flows		**(197)**	136	(88)
Net cash used in investing activities		**(19,335)**	(9,594)	(6,962)
Cash flows before financing activities		**(2,503)**	6,005	8,198
Cash flows from financing activities				
Equity dividends paid to owners of Rio Tinto	3	**(6,145)**	(7,025)	(6,470)
Proceeds from additional borrowings, net of issue costs	20, 21	**16,019**	261	1,833
Repayment of borrowings and associated derivatives	20, 21	**(8,189)**	(860)	(310)
Lease principal payments	20, 22	**(522)**	(455)	(426)
Proceeds from issue of equity to non-controlling interests[b]		**1,628**	1,574	127
Purchase of non-controlling interest		**–**	(591)	(33)
Other financing cash flows		**(2)**	2	2
Net cash from/(used in) financing activities		**2,789**	(7,094)	(5,277)
Effects of exchange rates on cash and cash equivalents		**95**	(99)	(23)
Net increase/(decrease) in cash and cash equivalents		**381**	(1,188)	2,898
Opening cash and cash equivalents less overdrafts		**8,484**	9,672	6,774
Closing cash and cash equivalents less overdrafts	23	**8,865**	8,484	9,672

(a) Cash flows from consolidated operations	Note	2025 US$m	2024 US$m	2023 US$m
Profit after tax for the year		**10,249**	11,574	9,953
Adjustments for:				
– Taxation		**4,319**	4,041	3,832
– Finance items		**1,846**	876	1,713
– Share of profit after tax of equity accounted units		**(1,478)**	(838)	(675)
– Gains on consolidation and disposal of interests in businesses	5	**–**	(1,214)	–
– Net impairment charges	4	**341**	538	936
– Depreciation and amortisation		**6,577**	5,918	5,334
– Provisions (including exchange differences on provisions)		**998**	398	1,470
Utilisation of other provisions	19	**(402)**	(94)	(104)
Utilisation of provisions for close-down and restoration	14	**(1,049)**	(1,142)	(777)
Utilisation of provisions for post-retirement benefits and other employment costs	27	**(183)**	(133)	(277)
Change in inventories		**(377)**	205	(422)
Change in receivables and other assets		**(460)**	(202)	(418)
Change in trade and other payables		**593**	54	(86)
Other items[d]		**179**	(122)	(228)
		21,153	19,859	20,251

(b) In 2025, our net cash outflow in relation to the Simandou iron ore project, excluding cash generated from operating activities, was US$1,455 million (2024: US$1,292 million). This includes cash outflows of US$2,219 million (2024: US$1,832 million) for purchases of property, plant and equipment, and US$557 million as net funding of equity accounted units for the funding of shared infrastructure in the WCS Rail and Port Holding Entities (2024: US$652 million, in addition to an initial US$313 million for the acquisition of the WCS Rail and Port Holding Entities). We received related cash inflows of US$1,321 million from Chalco Iron Ore Holdings Ltd (CIOH) for cash calls by SimFer Jersey Limited (2024: US$1,505 million, of which US$411 million related to CIOH's share of expenditure incurred up until the end of December 2023 to progress critical works).

(c) In 2025, we received net proceeds of US$218 million (2024: US$675 million and 2023: US$1,157 million) from our sales and purchases of investments within a separately managed portfolio of fixed income instruments. Refer to note 20 for details. Purchases and sales of these securities are reported on a net cash flow basis within "Sales of financial assets" or "Purchases of financial assets" depending on the overall net position at each reporting date.

(d) In 2025, other items includes the recognition of realised gains of US$22 million on currency forwards not designated as hedges (2024: realised losses US$88 million, 2023: realised losses US$57 million).

The notes on pages 158 to 164 and pages 170 to 229 are an integral part of these consolidated financial statements.

Consolidated balance sheet

At 31 December

	Note	**2025 US$m**	2024 US$m
Non-current assets			
Goodwill	11	**2,949**	727
Intangible assets	12	**5,227**	2,804
Property, plant and equipment	13	**84,310**	68,573
Investments in equity accounted units	33	**5,881**	4,837
Inventories	16	**338**	222
Deferred tax assets	15	**4,288**	4,016
Receivables and other assets	17	**1,841**	1,397
Other financial assets	24	**1,699**	1,090
		106,533	83,666
Current assets			
Inventories	16	**6,968**	5,860
Receivables and other assets	17	**4,996**	4,241
Tax recoverable		**159**	105
Other financial assets	24	**574**	419
Cash and cash equivalents	23	**8,872**	8,495
		21,569	19,120
Total assets		**128,102**	102,786
Current liabilities			
Borrowings	21	**(733)**	(180)
Leases	22	**(524)**	(354)
Other financial liabilities	24	**(249)**	(112)
Trade and other payables	18	**(10,133)**	(8,178)
Tax payable		**(587)**	(585)
Close-down, restoration and environmental provisions	14	**(1,128)**	(1,183)
Provisions for post-retirement benefits and other employment costs	27	**(473)**	(359)
Other provisions	19	**(1,103)**	(792)
		(14,930)	(11,743)
Non-current liabilities			
Borrowings	21	**(21,198)**	(12,262)
Leases	22	**(1,062)**	(1,059)
Other financial liabilities	24	**(555)**	(591)
Trade and other payables	18	**(982)**	(543)
Tax payable		**(39)**	(28)
Deferred tax liabilities	15	**(4,094)**	(2,635)
Close-down, restoration and environmental provisions	14	**(16,703)**	(14,548)
Provisions for post-retirement benefits and other employment costs	27	**(1,142)**	(1,097)
Other provisions	19	**(373)**	(315)
		(46,148)	(33,078)
Total liabilities		**(61,078)**	(44,821)
Net assets		**67,024**	57,965
Capital and reserves			
Share capital			
– Rio Tinto plc	35	**207**	207
– Rio Tinto Limited	35	**3,298**	3,060
Share premium account		**4,329**	4,326
Other reserves	36	**7,788**	5,114
Retained earnings	36	**46,581**	42,539
Equity attributable to owners of Rio Tinto		**62,203**	55,246
Attributable to non-controlling interests		**4,821**	2,719
Total equity		**67,024**	57,965

The notes on pages 158 to 164 and pages 170 to 229 are an integral part of these consolidated financial statements.

The financial statements on pages 158 to 229 were approved by the Directors on 19 February 2026 and signed on their behalf by

Dominic Barton
Chair

Simon Trott
Chief Executive

Peter Cunningham
Chief Financial Officer

Consolidated statement of changes in equity

Years ended 31 December

	Attributable to owners of Rio Tinto						
Year ended 31 December 2025	**Share capital (note 35) US$m**	**Share premium account US$m**	**Other reserves (note 36) US$m**	**Retained earnings (note 36) US$m**	**Total US$m**	**Non-controlling interests US$m**	**Total equity US$m**
Opening balance	**3,267**	**4,326**	**5,114**	**42,539**	**55,246**	**2,719**	**57,965**
Total comprehensive income for the year[(a)]	**–**	**–**	**2,617**	**10,089**	**12,706**	**439**	**13,145**
Currency translation arising on Rio Tinto Limited's share capital	**238**	**–**	**–**	**–**	**238**	**–**	**238**
Dividends (note 3)	**–**	**–**	**–**	**(6,145)**	**(6,145)**	**(265)**	**(6,410)**
Newly consolidated operations (note 5)	**–**	**–**	**–**	**–**	**–**	**298**	**298**
Own shares purchased from Rio Tinto shareholders to satisfy share awards to employees[(b)]	**–**	**–**	**(57)**	**(30)**	**(87)**	**–**	**(87)**
Change in equity interest held by Rio Tinto	**–**	**–**	**–**	**(7)**	**(7)**	**2**	**(5)**
Treasury shares reissued and other movements	**–**	**3**	**–**	**–**	**3**	**–**	**3**
Equity issued to holders of non-controlling interests[(c)]	**–**	**–**	**–**	**–**	**–**	**1,628**	**1,628**
Employee share awards charged to the income statement	**–**	**–**	**114**	**135**	**249**	**–**	**249**
Closing balance	**3,505**	**4,329**	**7,788**	**46,581**	**62,203**	**4,821**	**67,024**

	Attributable to owners of Rio Tinto						
Year ended 31 December 2024	Share capital (note 35) US$m	Share premium account US$m	Other reserves (note 36) US$m	Retained earnings (note 36) US$m	Total US$m	Non-controlling interests US$m	Total equity US$m
Opening balance	3,584	4,324	8,328	38,350	54,586	1,755	56,341
Total comprehensive income for the year[(a)]	–	–	(3,242)	11,617	8,375	(175)	8,200
Currency translation arising on Rio Tinto Limited's share capital	(317)	–	–	–	(317)	–	(317)
Dividends (note 3)	–	–	–	(7,025)	(7,025)	(528)	(7,553)
Newly consolidated operations (note 5)	–	–	–	–	–	5	5
Own shares purchased from Rio Tinto shareholders to satisfy share awards to employees[(b)]	–	–	(44)	(13)	(57)	–	(57)
Change in equity interest held by Rio Tinto	–	–	–	(468)	(468)	88	(380)
Treasury shares reissued and other movements	–	2	–	–	2	–	2
Equity issued to holders of non-controlling interests[(c)]	–	–	–	–	–	1,574	1,574
Employee share awards charged to the income statement	–	–	72	78	150	–	150
Closing balance	**3,267**	**4,326**	**5,114**	**42,539**	**55,246**	**2,719**	**57,965**

	Attributable to owners of Rio Tinto						
Year ended 31 December 2023	Share capital (note 35) US$m	Share premium account US$m	Other reserves (note 36) US$m	Retained earnings (note 36) US$m	Total US$m	Non-controlling interests US$m	Total equity US$m
Opening balance	3,537	4,322	7,755	35,020	50,634	2,107	52,741
Total comprehensive income for the year[(a)]	–	–	585	9,750	10,335	(63)	10,272
Currency translation arising on Rio Tinto Limited's share capital	47	–	–	–	47	–	47
Dividends (note 3)	–	–	–	(6,466)	(6,466)	(462)	(6,928)
Newly consolidated operations	–	–	–	–	–	33	33
Own shares purchased from Rio Tinto shareholders to satisfy share awards to employees[(b)]	–	–	(78)	(17)	(95)	–	(95)
Change in equity interest held by Rio Tinto	–	–	–	(13)	(13)	13	–
Treasury shares reissued and other movements	–	2	–	–	2	–	2
Equity issued to holders of non-controlling interests	–	–	–	–	–	127	127
Employee share awards charged to the income statement	–	–	66	76	142	–	142
Closing balance	**3,584**	**4,324**	**8,328**	**38,350**	**54,586**	**1,755**	**56,341**

(a) Refer to the consolidated statement of comprehensive income for further details. Adjustments to other reserves include currency translation attributable to owners of Rio Tinto, other than that arising on Rio Tinto Limited's share capital.

(b) Net of contributions received from employees for share awards.

(c) Refer to the consolidated cash flow statement for further details.

The notes on pages 158 to 164 and pages 170 to 229 are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

Our financial performance

We use a number of measures, including segmental revenue, underlying EBITDA, and capital expenditure to provide us with a greater understanding of our operations' underlying business performance, including revenue generation, productivity and cost management, on a comparable basis between reporting years.

1 Financial performance by segment

Our reportable segmental structure is principally based on product groups (PG) – which we have determined to be our operating segments – whose leaders, together with global support functions leaders, make up the Executive Committee. The Executive Committee members each report directly to our Chief Executive who is the chief operating decision maker (CODM) and is responsible for allocating resources and assessing performance of the operating segments. The CODM's primary measure of performance is underlying EBITDA (as defined on page 171).

Our reportable segments are as follows.

Reportable segment	Principal activities
Aluminium & Lithium	Bauxite mining; alumina refining; aluminium smelting and recycling; mining and processing of lithium.
Copper	Mining and refining of copper, gold, silver, molybdenum, other by-products and exploration activities.
Iron Ore	Iron ore mining and salt and gypsum production in Western Australia; iron concentrate and pellets from the Iron Ore Company of Canada.

The Group's reportable segments have been updated to reflect the organisational restructure announced on 27 August 2025 which simplified our product group structure to 3 businesses: Aluminium & Lithium, Copper and Iron Ore. The unified Iron Ore portfolio integrates Rio Tinto's Western Australian Iron Ore operations with the Iron Ore Company of Canada and will include the Simandou project in Guinea upon its completion. Management responsibility during the build phase of the Simandou iron ore project remains under the Chief Safety & Technical Officer. While this sits outside of reportable segments until completion of the project, we continue to show this separately due to the significance of funding and spend on the project. Accordingly comparative information has been restated.

During the year, we acquired Arcadium Lithium plc, and its results are included in the new Aluminium & Lithium reportable segment from 6 March 2025. Rio Tinto's Lithium business, comprising Arcadium and Rincon (previously included within the Minerals product group), has been combined with the previous Aluminium product group to form the Aluminium & Lithium product group.

The Borates and Iron & Titanium businesses were placed under strategic review during the year and have moved to the Chief Commercial Officer's portfolio. Along with Diamonds, which is pending mine closure, these businesses are now presented below reportable segments, as part of "Other Operations".

	Segmental revenue US$m			Underlying EBITDA US$m			Capital expenditure[b] US$m		
	2025	**2024 Restated[a]**	**2023 Restated[a]**	**2025**	**2024 Restated[a]**	**2023 Restated[a]**	**2025**	**2024 Restated[a]**	**2023 Restated[a]**
Aluminium & Lithium	**17,056**	13,650	12,285	**4,574**	3,552	2,136	**3,346**	1,848	1,357
Copper	**13,729**	9,275	6,678	**7,369**	3,437	1,960	**1,872**	2,055	1,976
Iron Ore	**28,989**	31,601	34,539	**15,194**	16,985	20,915	**4,422**	3,303	2,952
Reportable segments total	**59,774**	54,526	53,502	**27,137**	23,974	25,011	**9,640**	7,206	6,285
Simandou iron ore project	**–**	–	–	**(96)**	(22)	(539)	**2,219**	1,832	266
Other operations	**3,114**	3,201	3,576	**50**	517	532	**334**	419	413
Inter-segment transactions	**(13)**	(21)	(21)	**–**	–	–			
Share of equity accounted units[c]	**(5,237)**	(4,048)	(3,016)						
Central pension costs, share-based payments, insurance and derivatives				**(74)**	153	168			
Restructuring, project and one-off costs				**(606)**	(254)	(190)			
Central costs				**(818)**	(816)	(990)			
Central exploration and evaluation expenditures				**(230)**	(238)	(100)			
Proceeds from disposal of property, plant and equipment							**50**	30	9
Other items							**92**	134	113
Consolidated sales revenue	**57,638**	53,658	54,041						
Purchases of property, plant and equipment and intangible assets							**12,335**	9,621	7,086
Underlying EBITDA[d]				**25,363**	23,314	23,892			

(a) During the year, we simplified our product group structure to 3 product groups: Iron Ore, Aluminium & Lithium and Copper. Accordingly, prior year amounts have been restated for comparability.

(b) Capital expenditure for reportable segments includes the net cash outflow on purchases less disposals of property, plant and equipment, capitalised evaluation costs and purchases less disposals of other intangible assets. The details provided include 100% of subsidiaries' capital expenditure and Rio Tinto's share of the capital expenditure of joint operations.

(c) Consolidated sales revenue includes subsidiary sales of US$311 million (2024: US$213 million; 2023: US$20 million) to equity accounted units which are not included in segmental revenue. Segmental revenue includes the Group's proportionate share of product sales by equity accounted units (after adjusting for sales to subsidiaries) of US$5,548 million (2024: US$4,261 million; 2023: US$3,036 million) which are not included in consolidated sales revenue.

(d) Pre-tax and pre-divestment expenditure on exploration and evaluation charged to the profit and loss account in 2025 was US$795 million (2024: US$935 million; 2023: US$855 million – excluding Simandou). Approximately 40% of the spend was by copper, 32% by central exploration, 19% by Iron Ore (which includes Iron Ore Company of Canada), 8% by other operations and 1% by Aluminium & Lithium. All qualifying expenditure relating to Simandou has been capitalised since October 2023, while qualifying expenditure on the Rincon lithium project has been capitalised since 1 July 2024.

1 Financial performance by segment *continued*

Segmental revenue

Segmental revenue includes consolidated sales revenue plus the equivalent sales revenue of equity accounted units (EAUs) in proportion to our equity interest (after adjusting for sales to/from subsidiaries).

Segmental revenue measures revenue on a basis that is comparable to our underlying EBITDA metric.

Other segmental reporting

For further information relating to Revenue by destination and product and Non-operating assets by geography, refer to note 6 on page 180 and Our operating assets section on page 184, respectively.

Underlying EBITDA

Underlying EBITDA represents profit before taxation, net finance items, depreciation and amortisation adjusted to exclude the EBITDA impact of items which do not reflect the underlying performance of our reportable segments.

Other relevant judgements	Exclusions from underlying EBITDA

Items excluded from profit after tax are those gains and losses that, individually or in aggregate with similar items, are of a nature and size to require exclusion in order to provide additional insight into the underlying business performance. The following items are excluded from profit after tax in arriving at underlying EBITDA in each year irrespective of materiality:

- all depreciation and amortisation in subsidiaries and the corresponding share of profit in EAUs
- all taxation and finance items in subsidiaries and the corresponding share of profit in EAUs
- unrealised gains and losses on embedded derivatives not qualifying for hedge accounting (including foreign exchange)
- net gains and losses on consolidation or disposal of interests in businesses
- impairment charges net of reversals including corresponding amounts in share of profit in EAUs
- the underlying EBITDA of discontinued operations
- adjustments to closure provisions where the adjustment is associated with an impairment charge and for legacy sites where the disturbance or environmental contamination relates to the pre-acquisition period.

In addition, there is a final judgemental category which includes, where applicable, other credits and charges that, individually or in aggregate if of a similar type, are of a nature or size to require exclusion in order to provide additional insight into underlying business performance. In 2025 and 2024, there were no items in this category. In 2023, this included all re-estimates of the closure provisions for fully impaired sites identified in the second half of the year due to the materiality of the adjustment in aggregate.

	2025 US$m	**2024 US$m**	**2023 US$m**
Profit after tax for the year	**10,249**	11,574	9,953
Taxation	**4,319**	4,041	3,832
Profit before taxation	**14,568**	15,615	13,785
Depreciation and amortisation in subsidiaries, excluding capitalised depreciation[(a)]	**6,271**	5,744	4,976
Depreciation and amortisation in equity accounted units	**594**	559	484
Finance items in subsidiaries	**1,846**	876	1,713
Taxation and finance items in equity accounted units	**1,514**	1,002	741
Unrealised (gains)/losses on embedded commodity and currency derivatives not qualifying for hedge accounting (including foreign exchange)	**(64)**	73	(15)
Gains on consolidation and disposal of interests in businesses[(b)]	**–**	(1,214)	–
Impairment charges net of reversals (note 4)	**341**	573	936
Change in closure estimates (non-operating and fully impaired sites)[(c)]	**293**	86	1,272
Underlying EBITDA	**25,363**	23,314	23,892

(a) Depreciation and amortisation in subsidiaries for the year ended 31 December is net of capitalised depreciation of US$306 million (2024: US$174 million; 2023: US$358 million).

(b) In 2024, gains on consolidation of businesses include the revaluation of our previously held interest in the NZAS joint operation as we acquired the remaining shares during the year and this became a subsidiary. Disposals include the sale of Wyoming Uranium and Lake MacLeod, as described in note 5.

(c) In 2025, the change in closure estimate charge includes US$233 million related to the Yarwun alumina refinery, due to an acceleration of its forecast closure date as studies had not identified an economically viable solution for the construction of a second tailings storage facility. This qualified under our accounting policy for exclusion from underlying earnings as it also resulted in an impairment charge during the year (refer to note 4 for further details). In 2024, the charge to the income statement related to the change in estimates of underlying closure cash flows, net of the impact of a change in discount rate, expressed in real-terms, from 2.0% to 2.5% as applied to provisions for close-down, restoration and environmental liabilities at legacy sites where the environmental damage preceded ownership by Rio Tinto. In 2023, the charge includes US$873 million related to the closure provision update announced by Energy Resources of Australia (ERA) on 12 December 2023, together with the update included in their half year results for the period ended 30 June 2023, published in August 2023. This update was considered material and therefore it was aggregated with other closure study updates which were similar in nature and have been excluded from underlying EBITDA.

2 Earnings per ordinary share

Basic earnings per share

	2025	2024	2023
Net earnings attributable to owners of Rio Tinto (US$ million)	**9,966**	11,552	10,058
Weighted average number of shares (millions)[(a)]	**1,624.0**	1,623.1	1,621.4
Basic earnings per ordinary share (cents)	**613.7**	711.7	620.3

Diluted earnings per share

For the purposes of calculating diluted earnings per share, the effect of dilutive securities of 14.0 million shares in 2025 (2024: 10.3 million; 2023: 10.1 million) is added to the weighted average number of shares described in footnote (a) below. This effect is calculated under the treasury stock method, in accordance with IAS 33 "Earnings per Share". Our only potential dilutive ordinary shares are share awards for which terms and conditions are described in note 28.

	2025	2024	2023
Net earnings attributable to owners of Rio Tinto (US$ million)	**9,966**	11,552	10,058
Weighted average number of shares (millions)[(a)]	**1,638.0**	1,633.4	1,631.5
Diluted earnings per share attributable to ordinary shareholders of Rio Tinto (cents)	**608.4**	707.2	616.5

(a) The weighted average number of shares is calculated as the average number of Rio Tinto plc shares outstanding not held as treasury shares of 1,253.0 million (2024: 1,252.1 million; 2023: 1,250.5 million) plus the average number of Rio Tinto Limited shares outstanding of 371.0 million (2024: 371.0 million; 2023: 370.9 million) over the relevant period. There were no cross holdings of shares between Rio Tinto Limited and Rio Tinto plc at 31 December 2025 (2024: nil; 2023: nil).

3 Dividends

Our Directors have announced a final dividend of 254.0 cents per share on 19 February 2026. This is expected to result in payments of US$4,125 million. The dividend will be paid on 16 April 2026 to Rio Tinto plc and Rio Tinto Limited shareholders on the register at the close of business on 6 March 2026. Dividends per share announced for the year ended 31 December are as follows.

	2025 US cents	2024 US cents	2023 US cents
Ordinary dividends per share: announced with the results for the year	**254.0**	225.0	258.0

Total dividends per share paid in the year

	2025 US cents	2024 US cents	2023 US cents
Previous year final - paid during the year	**225.0**	258.0	225.0
Interim - paid during the year	**148.0**	177.0	177.0
Total paid during the year	**373.0**	435.0	402.0

The franking credits available to the Group as at 31 December 2025, after allowing for Australian tax payable in respect of the current and prior reporting period's profit, are estimated to be US$10,297 million (2024: US$9,177 million; 2023: US$8,734 million).

The proposed Rio Tinto Limited dividend will be fully franked based on a tax rate of 30%, and reduce the franking account balance by US$405 million.

Reconciliation of dividend declared to dividend paid

	2025 US$m	2024 US$m	2023 US$m
Rio Tinto plc previous year final dividend payable	**2,885**	3,185	2,875
Rio Tinto plc interim dividend payable	**1,839**	2,238	2,147
Rio Tinto Limited previous year final dividend payable	**878**	936	815
Rio Tinto Limited interim dividend payable	**543**	666	629
Dividends payable during the year	**6,145**	7,025	6,466
Net movement of unclaimed dividends in the year	**–**	–	4
Dividends paid during the year	**6,145**	7,025	6,470

4 Impairment charges net of reversals

Recognition and measurement

Impairment charges and reversals are assessed at the level of cash-generating units (CGUs) which, in accordance with IAS 36 "Impairment of Assets", are identified as the smallest identifiable asset or group of assets that generate cash inflows, which are largely independent of the cash inflows from other assets. Separate CGUs are identified where an active market exists for intermediate products, even if the majority of those products are further processed internally. In some cases, individual business units consist of several operations with independent cash-generating streams which constitute separate CGUs.

Goodwill acquired through business combinations is allocated to the CGU or groups of CGUs that are expected to benefit from the related business combination, and tested for impairment at the lowest level within the Group at which goodwill is monitored for internal management purposes.

Other relevant judgements	Determination of CGUs

Judgement is applied to identify the Group's CGUs, particularly when assets belong to integrated operations, and changes in CGUs could impact impairment charges and reversals. The most relevant judgement for grouping continues to relate to the grouping of Rio Tinto Iron and Titanium Quebec Operations and QIT Madagascar Minerals (QMM) as a single CGU on the basis that they are vertically integrated operations and there is no active market for QMM's ilmenite.

The most relevant judgement for disaggregation continues to relate to our bauxite and alumina refining operations in Australia, whereby we treat the Weipa bauxite mine as a separate CGU from the downstream assets at Gladstone. Currently, Weipa sells the majority of its bauxite to third-party customers, whereas the alumina refineries are supplied with all of their bauxite internally.

Property, plant and equipment, including right-of-use assets and intangible assets with finite lives, are reviewed for impairment annually or more frequently if there is an indication that the carrying amount may not be recoverable. This review starts with an appraisal of the perimeter of cash-generating units to consider changes in the business or strategic direction. Following this, an assessment of internal and external indicators is performed. Internal sources of information considered include assessment of the financial performance of the CGU and changes in mine plans. External sources of information include changes in forecast commodity prices, costs and other market factors.

Non-current assets (excluding goodwill) that have suffered impairment are reviewed using the same basis for valuation as explained below whenever events or changes in circumstances indicate that the impairment loss may no longer exist, or may have decreased. If appropriate, an impairment reversal will be recognised. The carrying amount of the CGU after reversal must be the lower of (a) the recoverable amount, as calculated above, and (b) the carrying amount that would have been determined (net of amortisation or depreciation) had no impairment loss been recognised for the CGU in prior periods.

Key judgement	Indicators of impairment and impairment reversals

Our mining operations require large upfront investment with long periods of construction and management of geotechnical stability risks from large-scale excavation of open pits or underground tunnelling. During operation and towards the end of mine life, the economic performance of assets is subject to greater influence by short-term market dynamics, which can impact the economic feasibility of operations and life extension options. Together these represent our most significant sources of uncertainty relating to the identification of indicators of impairment and impairment reversal.

The underground expansion of our Oyu Tolgoi copper and gold mine in Mongolia is closely monitored for indicators of impairment and impairment reversal, as it was previously impaired, meaning that carrying value and fair value were equal at that date. During 2025, development of infrastructure to support the underground mine was completed, however the production ramp up still requires several years of construction. The complexity and inherent uncertainty of ramping up block caving means we have not identified an indicator for impairment reversal.

Where indication of impairment or impairment reversal exists, an impairment review is undertaken. The recoverable amount is assessed by reference to the higher of value in use (being the net present value of expected future cash flows of the relevant CGU in its current condition) and fair value less costs of disposal (FVLCD). When the recoverable amount of the CGU is measured by reference to FVLCD, this amount is further classified in accordance with the fair value hierarchy for observable market data that is consistent with the unit of account for the CGU being tested. FVLCD is based on the best information available to reflect the amount the Group could receive for the CGU in an orderly transaction between market participants at the measurement date. This is often estimated using discounted cash flow techniques and is classified as level 3 in the fair value hierarchy. The resulting estimates are based on detailed life-of-mine and long-term production plans; these may include anticipated expansions which are at the evaluation stage of study. This differs from value in use which requires future cash flows to be estimated for the asset in its current condition and therefore does not include future cash flows associated with improving or enhancing an asset's performance. Anticipated enhancements to assets may be included in FVLCD calculations and, therefore, generally result in a higher value.

4 Impairment charges net of reversals *continued*

Where the recoverable amount of a CGU is dependent on the life of its associated orebody, expected future cash flows reflect the current life-of-mine and long-term production plans; these are based on detailed research, analysis and iterative modelling to optimise the level of return from investment, output and sequence of extraction. The mine plan takes account of all relevant characteristics of the orebody, including waste-to-ore ratios, ore grades, haul distances, chemical and metallurgical properties of the ore impacting process recoveries, and capacities of processing equipment that can be used. The life-of-mine plan and long-term production plans are, therefore, the basis for forecasting production output and production costs in each future year.

Forecast cash flows for Ore Reserve estimation for JORC purposes are generally based on Rio Tinto's commodity price forecasts, which assume short-term market prices will revert to the Group's assessment of the long-term price, generally over a period of 3 to 5 years. For most commodities, these forecast commodity prices are derived from a combination of analyses of the marginal costs of the producers and the incentive price of these commodities. These assessments often differ from current price levels and are updated periodically. The Group does not believe that published medium- and long-term forward prices necessarily provide a good indication of future levels because they tend to be strongly influenced by spot prices. The price forecasts used for Ore Reserve estimation are generally consistent with those used for impairment testing, unless management deems that in certain economic environments a market participant would not assume Rio Tinto's view on prices. In which case, in preparing FVLCD impairment calculations, management estimates the assumptions that a market participant would be expected to use.

Forecast future cash flows of a CGU take into account the sales prices under existing sales contracts, where appropriate.

The discount rates applied to the future cash flow forecasts represent an estimate of the rate the market participant would apply having regard to the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted. The Group's weighted average cost of capital is generally used as a starting point for determining the discount rates, with appropriate adjustments for the risk profile of the countries in which the individual CGUs operate. For final feasibility studies and Ore Reserve estimation, internal hurdle rates, which are generally higher than the Group's weighted average cost of capital, are used. For developments funded with project finance, the debt component of the weighted average cost of capital may be calculated by reference to the specific interest rate of the project finance and anticipated leverage of the project.

For operations with a functional currency other than the US dollar, the impairment review is undertaken in the relevant functional currency. In estimating FVLCD, internal forecasts of exchange rates take into account spot exchange rates, historical data and external forecasts, and are kept constant in real terms after 5 years. The great majority of the Group's sales are based on prices denominated in US dollars. To the extent that the currencies of countries in which the Group produces commodities strengthen against the US dollar without an increase in commodity prices, cash flows and, therefore, net present values, are reduced. Management considers that, over the long term, there is a tendency for movements in commodity prices to compensate to some extent for movements in the value of the US dollar, particularly against the Australian dollar and Canadian dollar, and vice versa. However, such compensating changes are not synchronised and do not fully offset each other. In estimating value in use, the present value of future cash flows in foreign currencies is translated at the spot exchange rate on the testing date.

Generally, discounted cash flow models are used to determine the recoverable amount of CGUs. In this case, significant judgement is required to determine the appropriate estimates and assumptions used, and there is significant estimation uncertainty. In particular, for fair value less costs of disposal valuations, judgement is required to determine the estimates a market participant would use. The discounted cash flow models are most sensitive to the following estimates: the timing of project expansions; the cost to complete assets under construction; long-term commodity prices; production timing and recovery rates; exchange rates; operating costs; reserve and resource estimates; closure costs; discount rates; allocation of long-term contract revenues between CGUs; and, in some instances, the renewal of mining licences. Some of these variables are unique to an individual CGU. Future changes in these variables may differ from management's expectations and may materially alter the recoverable amounts of the CGUs.

4 Impairment charges net of reversals *continued*

		2025				2024	2023
	Note	Pre-tax amount US$m	Taxation US$m	Non-controlling interests US$m	Net amount US$m	Pre-tax amount US$m	Pre-tax amount US$m
Other operations – RTITQO		(122)	36	–	(86)	–	–
Aluminium & Lithium – Alumina refineries		(219)	64	–	(155)	(461)	(1,175)
Aluminium & Lithium – Tiwai Point		–	–	–	–	41	–
Aluminium & Lithium – MRN		–	–	–	–	(23)	–
Other operations – Diavik		–	–	–	–	(118)	–
Other operations – Simandou		–	–	–	–	–	239
Net impairment charges		**(341)**	**100**	**–**	**(241)**	(561)	(936)
Allocated as:							
Intangible assets	12	–				–	231
Property, plant and equipment	13	(341)				(538)	(1,167)
Share of profit after tax in EAUs		–				(23)	–
Net impairment charges		**(341)**				(561)	(936)
Comprising:							
Impairment charges of consolidated balances					(341)	(538)	(936)
Impairment charges related to EAUs (pre-tax)					–	(35)	–
Net impairment charges in the financial information by business unit (page 267)					**(341)**	(573)	(936)
Taxation (including related to EAUs)					100	39	499
Non-controlling interests					–	–	(215)
Net impairment charges in the income statement					**(241)**	(534)	(652)

2025

Other operations – Rio Tinto Iron and Titanium Quebec Operations (RTITQO) and QIT Madagascar Minerals (QMM)

We progressed a business transformation at RTITQO during the period in response to challenging market conditions for our products at the Sorel site, including TiO_2 and metallics. This transformation, which includes the adjustment of the business footprint to projected demand, is underway and is expected to take up to 24 months to complete its core components. During the 6 months ended 30 June 2025, we identified these conditions as an impairment trigger and have therefore performed an impairment test for the cash-generating unit which comprises the mines and processing facilities at RTITQO (in Canada) and QMM (in Madagascar).

We expect the transformation program to result in significant improvements in operating costs, including opportunities to reduce carbon emissions and therefore carbon costs. However, for the purposes of this test, a risk adjustment has been applied to reduce the forecast cash flows to reflect a market participant perspective that the value of the projected initiatives may not fully deliver the expected benefit.

Using a fair value less cost of disposal methodology and discounting real-terms post-tax cash flows at an effective rate of 7.6% we have determined the recoverable amount to be US$1,780 million. This has resulted in a pre-tax impairment charge of US$122 million (post-tax US$86 million) and has been allocated to property, plant and equipment in Canada.

During the second half of 2025, market conditions remained challenging, albeit within the parameters assumed for the impairment test at 30 June 2025 and therefore no subsequent impairment trigger was identified.

Impact of climate change on our business	Carbon tax sensitivity on RTITQO impairment charge
To further illustrate the sensitivity of the impairment outcome to the cost of carbon, which we consider the most judgmental input, the post-tax net present value of the cash-generating unit would be US$250 million lower if the carbon tax per tonne was increased by 25% from 2040 with all other valuation inputs remaining unchanged. To mitigate this risk, management has identified programs which we expect to reduce the carbon emissions of these operations and therefore reduce the forecast carbon cost to the RTITQO business.	

Aluminium & Lithium – Alumina refineries, Australia

On 18 November 2025, we announced that our capital studies for a second tailings facility at Yarwun had not identified an economically viable solution in the current market conditions. At current production rates, the existing tailings storage facility was expected to reach capacity by 2031 and therefore we will curtail production of alumina by 40% from October 2026 to allow another 4 years to explore and develop technical solutions that could extend the refinery's life. These circumstances have been identified as an indicator of impairment and therefore we have assessed the recoverability of the carrying value of the cash-generating unit.

Using a fair value less cost of disposal methodology and discounting real-terms post-tax cash flows at an effective rate of 6.6%, we have recognised a pre-tax impairment charge of US$219 million (post-tax US$155 million). This represents a full impairment of the property, plant and equipment at the Yarwun alumina refinery, being the capital invested since the previous impairment in 2023, see below.

4 Impairment charges net of reversals *continued*

2024 and 2023

Copper – Rio Tinto Kennecott, US

In 2024, further studies on the geotechnical risks relating to a zone of pit wall geotechnical instability were completed, indicating the need to change our mine plan to stabilise pit wall movement and mitigate the risk of a significant geotechnical failure. This was expected to restrict ore deliveries from the primary ore face in 2025 and 2026, with the new information representing a material deviation from the previous mine plan and was therefore identified as an impairment indicator. An impairment test was performed using a fair value less cost of disposal methodology, based on our Conviction price series, with real-terms post-tax cash flows discounted over the expected life of mine at 6.3%. The calculated recoverable amount exceeded the US$2.2 billion carrying value of the CGU by US$0.5 billion and, therefore, no impairment charge was recorded.

Aluminium & Lithium – Alumina refineries, Australia

In 2023, we recognised a pre-tax impairment charge of US$1,175 million (post-tax US$828 million). This represented a full impairment of the property, plant and equipment at the Yarwun alumina refinery (US$948 million) and an impairment of US$227 million for the property, plant and equipment of QAL.

In 2024, we further recognised a pre-tax impairment charge of US$461 million (post-tax US$503 million). This charge was all allocated against the property, plant and equipment of QAL leaving them with a residual carrying value of US$151 million. The post-tax impairment charge also included a consequential adjustment to deferred tax asset recognition within the same tax group.

Other operations – Simandou, Guinea

The Simandou project in Guinea was fully impaired in 2015 as uncertainty over infrastructure ownership and funding had resulted in further spend on exploration and evaluation being neither budgeted nor planned. In 2023, following the conclusion of key agreements on the development of the Simandou project, we recognised a pre-tax impairment reversal of US$239 million, which was allocated as US$231 million to intangible assets (exploration and evaluation) and US$8 million to property, plant and equipment. A deferred tax asset of US$152 million was recorded to account for the difference between the asset values included in the Group accounts and the carrying value of in-country depreciable assets. All spend on the Simandou project between the impairment in 2015 and 30 September 2023 was expensed as incurred. From 1 October 2023, qualifying spend has been capitalised.

5 Acquisitions and disposals

Acquisitions

Recognition and measurement

In determining whether a particular set of activities is a business, an acquired arrangement has to have an input and substantive process, which together significantly contribute to the ability to create outputs. Where an acquisition does not meet the definition of a business as defined by IFRS 3 "Business Combinations", each asset is recognised on the balance sheet at fair value. In the consolidated cash flow statement we assess, based on the substance of the transaction, whether to allocate the cash consideration for these transactions either to "Purchases of property, plant and equipment, and intangible assets" or to "Acquisitions of subsidiaries, joint ventures and associates", depending on the type of assets purchased.

For undeveloped mining projects that have arisen through acquisition, the allocation of the purchase price consideration may result in undeveloped properties being recognised at an earlier stage of project evaluation compared with projects arising from the Group's exploration and evaluation program. Subsequent expenditure on acquired undeveloped projects is only capitalised if it meets the high degree of confidence threshold discussed in note 12.

Where we increase our ownership interest in a subsidiary, the difference between the purchase price and the carrying value of the share of net assets acquired is recorded in equity. The cash cost of such purchases is included within "financing activities" in the cash flow statement.

2025

Acquisition of Arcadium Lithium

On 9 October 2024, Rio Tinto and Arcadium Lithium plc (Arcadium Lithium) announced a definitive agreement under which Rio Tinto would acquire 100% of Arcadium Lithium in an all-cash transaction for $5.85 per share (the "transaction"). On 6 March 2025, the transaction was completed following the sanctioning of the Scheme of Arrangement by the Royal Court of Jersey and receipt of final regulatory approvals. On completion, the acquisition established Rio Tinto as a leader in supplying energy transition materials, with one of the world's largest lithium resource bases.

The transaction has been accounted for as business combination under IFRS 3 "Business Combinations" using the acquisition method of accounting.

For the 10 months post-acquisition, Arcadium Lithium contributed US$944 million of revenue and US$94 million (loss) to profit before tax, inclusive of a US$147 million amortisation charge for favourably priced customer contracts. Had the acquisition taken place at the beginning of the 2025 financial year, the revenue and profit before tax would not be materially different to a proportionate increment of an additional 2 months.

5 Acquisitions and disposals *continued*

Acquisitions (continued)

During the year, we finalised the analysis to allocate the purchase price to the fair value of acquired assets and liabilities, which were provisionally reported at 30 June 2025. The following table summarises the final purchase price allocation for the Arcadium transaction:

Fair value of identifiable assets acquired and liabilities assumed	Final fair value at 6 March 2025 US$m
Intangible assets	2,301
Property, plant and equipment	4,814
Cash and cash equivalents	293
Borrowings[(a)]	(1,599)
Close-down, restoration and environmental provisions	(319)
Other provisions	(375)
Other assets and liabilities	155
Deferred tax liabilities (net of deferred tax assets)	(817)
Net assets	4,453
Non-controlling interests (NCI)[(b)]	(298)
Goodwill (refer note 11)	2,146
Net attributable assets (including Goodwill)	**6,301**

(a) Borrowings includes a US$200 million loan advanced by Rio Tinto to Arcadium Lithium in January 2025, prior to the transaction completing.

(b) NCI relates to the Olaroz lithium carbonate mine in Argentina and the Nemaska Lithium development project in Canada, of which Arcadium Lithium holds interests of 66.5% and 50%, respectively. It has been valued at the pro rata share of the net identifiable assets.

Presentation in cash flow statement	2025 US$m
Cash payment in consideration of equity to shareholders of Arcadium Lithium plc	6,301
less: cash and cash equivalents balance acquired	(293)
Acquisitions of subsidiaries, joint ventures and associates, net of cash acquired	**6,008**

Total cash paid on 6 March 2025 was US$6,701 million, including US$6,301 million paid in consideration of equity to the shareholders of Arcadium Lithium plc and US$400 million paid to holders of convertible loan notes. As a result of the acquisition, the Group's net debt increased by US$7,607 million. This comprises US$7,407 million change in net debt on acquisition plus US$200 million advanced to Arcadium Lithium prior to acquisition.

Impact of the acquisition on net debt	2025 US$m
Borrowings of Arcadium Lithium	1,599
less: convertible loan notes settled on change of control	(400)
less: cash and cash equivalents acquired	(293)
less: loan advanced to Arcadium prior to acquisition	(200)
Acquired net debt	706
Cash payment in consideration of equity to shareholders of Arcadium Lithium plc	6,301
Cash payment to settle convertible loan notes	400
Change in net debt on acquisition	7,407

Transaction costs of US$77 million have been expensed and are included in operating expenses in the statement of profit or loss and are part of operating cash flows in the statement of cash flows.

Key judgement	Purchase price allocation from business combination

The allocation of the US$6,301 million purchase consideration to the identifiable assets and liabilities of Arcadium Lithium plc is a significant judgement as the majority of the acquired business value is dependent on the development of mines and processing facilities and the profitable extraction and sale of lithium products. The fair value of assets acquired has been determined based on discounted forecast future cash-flows, adjusted for a country risk premium depending on the location of the assets. At 6 March 2025, this resulted in a weighted post-tax real-terms discount rate of 8.3%.

The forecast future cash flows have been estimated using a long-run lithium carbonate price towards the upper end of a consensus range outlook at 6 March 2025, applied to projected production and cost data from reserves and resource life of mine plan modelling. Alternative inputs to the discounted cash flow models would have resulted in a different weighting of the purchase price allocation principally between intangible assets, property, plant and equipment and, consequently, deferred tax liabilities and goodwill.

5 Acquisitions and disposals *continued*

Acquisitions (continued)

Proposed acquisition of Salar de Maricunga SpA

On 19 May 2025, Rio Tinto and Corporación Nacional Del Cobre de Chile (Codelco) signed binding agreements to form a joint venture to develop and operate a high-grade lithium project in the Salar de Maricunga SpA (the "Company") in Chile.

Under the agreement, Rio Tinto will acquire a 49.99% interest in Salar de Maricunga SpA, through which Codelco (with its 50.01% interest) holds its licences and mining concessions in the Salar de Maricunga.

Rio Tinto will initially fund US$350 million towards additional studies and resource analysis to progress the project through to a final investment decision. A further US$500 million will be invested once a decision is made to proceed with the project, towards construction costs, and an additional US$50 million if the joint venture achieves its aim of delivering first lithium by the end of 2030. The partners will fund further capital requirements in line with their share of ownership of the joint venture.

The transaction is expected to close in the first half of 2026, subject to receipt of all applicable regulatory approvals and the satisfaction of other customary closing conditions.

2024 and 2023

Boyne Smelters Limited (BSL)

In 2024, we increased our total interest in BSL, which owns and operates the Boyne Island aluminium smelter in Gladstone Australia, to 73.5% following our acquisition of Mitsubishi Corporation's 11.65% interest in BSL, and Sumitomo Chemical Company Limited's (SCC) 2.46% interest in BSL.

New Zealand Aluminium Smelters Limited (NZAS)

In 2024, NZAS, which owns and operates the Tiwai Point aluminium smelter in New Zealand, become a wholly owned subsidiary after we acquired SCC's 20.64% interest in NZAS. A gain of US$638 million (post-tax US$467 million) was recorded within "Gains/(losses) on consolidation and disposal of interests in businesses" in the consolidated income statement. This also resulted in an increase to the carrying value of property, plant and equipment of US$650 million and deferred tax liabilities of US$171 million.

WCS Rail and Port Holding Entities

In 2024, we acquired a 34% equity interest in Winning Consortium Simandou Railway Pte. Ltd and Winning Consortium Simandou Ports Pte. Ltd (together referred to as "WCS Rail and Port Holding Entities"), through our partially owned subsidiary SimFer Jersey, for US$313 million. The Rio Tinto share of this consideration was US$166 million and US$147 million was funded by Chalco Iron Ore Holdings Ltd (CIOH). Further shareholder loan funding to the WCS Rail and Port Holding Entities was also made directly by Rio Tinto and CIOH, in proportion to their respective 53% and 47% ownership interest of SimFer Jersey, to these equity accounted units.

Matalco

In 2023, Rio Tinto and Giampaolo Group completed a transaction to form the Matalco joint venture. We acquired a 50% equity interest in Matalco Canada Inc. which owns one Canadian aluminium recycling facility, and a 50% equity interest in Matalco USA LLC which owns 6 aluminium recycling facilities in the US, for combined consideration of US$738 million, inclusive of accrued transaction costs and working capital adjustments.

Disposals

Recognition and measurement

If a group of assets and liabilities (disposal group) is sold, the carrying value of the disposal group is de-recognised with the difference between the carrying amount and the consideration received recognised in the income statement. Certain amounts previously recognised in other comprehensive income in respect of the entity disposed of may be recycled to the income statement. The cash proceeds of disposals are included within "Investing activities" in the cash flow statement.

2025

Divestment of 30% of Winu copper-gold project

On 8 May 2025, Rio Tinto entered into a binding joint venture agreement with Sumitomo Metal Mining Co (SMM) to deliver the Winu copper-gold project (Winu), located in the Great Sandy Desert region of Western Australia. Under the agreements, Rio Tinto will continue to develop and operate Winu, and SMM will pay Rio Tinto up to US$430 million for a 30% share of the project's assets and liabilities. On 31 October 2025, we completed the sale, forming the Winu Joint Venture, and received an initial US$195 million in cash consideration. As Winu is an undeveloped property, the consideration received has, therefore, been recorded in the cash flow statement within "net cash generated from operating activities". We recognised a pre-tax gain of US$196 million in the income statement. A further US$235 million in deferred consideration to be received is contingent on future milestones; as at 31 December 2025, we have not recognised any additional consideration and this will be reassessed at each reporting period.

Rio Tinto Winu Pty Limited (RT Winu) is the legal entity that owns the Group's 70% interest in the Winu Joint Venture, an unincorporated arrangement. From 1 November 2025, the Group recognises its share of assets, revenue, and expenses relating to this arrangement. The Group also recognises its share of all liabilities, except for employment provisions which are recognised according to RT Winu's contactual obligations, with a corresponding 30% receivable representing SMM's share where applicable.

2024 and 2023

Wyoming Uranium

In 2024, we completed our sale of the Sweetwater uranium mill facility together with mining projects (collectively known as "Wyoming Uranium") to Uranium Energy Corp. (UEC) for cash consideration of US$175 million.

Lake MacLeod

In 2024, we completed our sale of Dampier Salt Limited's Lake MacLeod salt and gypsum operation in Carnarvon to Leichhardt Industrials Group (Leichhardt) for cash consideration of US$247 million.

La Granja

In 2023, we completed the sale of a 55% interest in the undeveloped La Granja project in Peru for US$105 million to First Quantum Minerals (FQM). As a result of the sale, our retained interest in La Granja represents a 45% owned associate (equity accounted) over which RioTinto has significant influence during the evaluation phase. In total, we recognised a pre-tax gain of US$154 million in the income statement, primarily representing the consideration transferred by First Quantum, plus the fair value of the retained interest in the project.

6 Revenue by destination and product

Recognition and measurement

We recognise sales revenue related to the transfer of promised goods or services when control of the goods or services passes to the customer. The amount of revenue recognised reflects the consideration to which the Group is, or expects to be, entitled in exchange for those goods or services.

Sales revenue is recognised on individual sales when control transfers to the customer. In most instances, control passes and sales revenue is recognised when the product is delivered to the vessel or vehicle on which it will be transported once loaded, the destination port or the customer's premises. There may be circumstances when judgement is required based on the 5 indicators of control below:

- The customer has the significant risks and rewards of ownership and has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the good or service.
- The customer has a present obligation to pay in accordance with the terms of the sales contract. For shipments under the Incoterms cost, insurance and freight (CIF)/carriage paid to (CPT)/cost and freight (CFR), this is generally when the ship is loaded, at which time the obligation for payment is for both product and freight.
- The customer has accepted the asset. Sales revenue may be subject to adjustment if the product specification does not conform to the terms specified in the sales contract but this does not impact the passing of control. Assay and specification adjustments have historically been immaterial.
- The customer has legal title to the asset. The Group usually retains legal title until payment is received for credit risk purposes only.
- The customer has physical possession of the asset. This indicator may be less important as the customer may obtain control of an asset prior to obtaining physical possession, which may be the case for goods in transit.

Revenue is principally derived from sale of commodities. We sell the majority of our products on CFR or CIF Incoterms. This means that the Group is responsible (acts as principal) for providing shipping services and, in some instances, insurance after the date at which control of goods passes to the customer at the loading port. The Group, therefore, has separate performance obligations for freight and insurance services that are provided solely to facilitate the sale of the products it produces. Other Incoterms commonly used by the Group are free on board (FOB), where the Group has no responsibility for freight or insurance once control of the goods has passed at the loading port, and delivered at place (DAP), where control of the goods passes when the product is delivered to the agreed destination. For these Incoterms, there is only one performance obligation, being the provision of product at the point where control passes.

Within each sales contract, each unit of product shipped is a separate performance obligation. Revenue is generally recognised at the contracted price as this reflects the standalone selling price. Sales revenue excludes any applicable sales taxes. Sales of copper concentrate are stated net of the treatment and refining charges which will be required to convert it to an end product.

The Group's products are sold to customers under contracts that vary in tenure and pricing mechanisms, including some volumes sold on the spot market. Pricing for iron ore is on a range of terms, the majority being either monthly or quarterly average pricing mechanisms, with a smaller proportion of iron ore volumes being sold on the spot market.

Certain of the Group's products may be provisionally priced at the date revenue is recognised and a provisional invoice issued; however, substantially all iron ore and aluminium sales are reflected at final prices in the results for the period. Provisionally priced receivables are subsequently measured at fair value through the income statement under IFRS 9 "Financial Instruments" as described in note 25. The final selling price for all provisionally priced products is based on the price for the quotational period stipulated in the contract. Final prices for copper concentrate are normally determined between 30 and 120 days after delivery to the customer. The change in value of the provisionally priced receivable is based on relevant forward market prices and is included in sales revenue. Refer to "Other revenue" within the sales by product disclosure below.

Revenues from the sale of significant by-products, such as gold, are included in sales revenue. Third-party commodity swap arrangements principally for delivery and receipt of smelter-grade alumina are offset within operating costs. The sale and purchase of third-party production for own use or to mitigate shortfalls in our production are accounted for on a gross basis with sales presented within revenue from contracts with customers. Other operating income includes revenue incidental to the main revenue-generating activities of the operations and is treated as a credit to operating costs.

Typically, the Group has a right to payment before or at the point that control of the goods passes, including a right, where applicable, to payment for provisionally priced products and unperformed freight and insurance services. Cash received before control passes is recognised as a contract liability. The amount of consideration does not contain a significant financing component as payment terms are less than one year. We have a number of long-term contracts to supply products to customers in future periods. Generally, revenue is recognised on an invoice basis, as each unit sold is a separate performance obligation and therefore the right to consideration from a customer corresponds directly with our performance completed to date.

We do not disclose sales revenue from freight and insurance services separately as we do not consider that this is necessary in order to understand the impact of economic factors on the Group. Our Chief Executive, the CODM as defined under IFRS 8 "Operating Segments", does not review information specifically relating to these sources of revenue in order to evaluate the performance of business segments and Group information on these sources of revenue is not provided externally.

We do provide information on freight revenue for the bauxite and iron ore businesses on pages 27 and 31 to help stakeholders understand FOB operating margins for those products.

6 Revenue by destination and product *continued*

Consolidated sales revenue by destination[(a)]

	2025 %	2024 %	2023 %	**2025 US$m**	2024 US$m	2023 US$m
Greater China	**57.3**	57.4	59.6	**33,038**	30,814	32,193
US	**16.7**	16.8	13.9	**9,657**	9,007	7,516
Japan	**5.7**	6.5	6.9	**3,266**	3,470	3,727
Europe (excluding UK)	**5.8**	4.8	5.3	**3,364**	2,580	2,859
South Korea	**3.4**	3.6	4.3	**1,958**	1,940	2,300
Asia (excluding Greater China, Japan and South Korea)	**3.5**	3.3	2.9	**2,007**	1,778	1,581
Canada	**3.0**	2.9	2.9	**1,722**	1,562	1,588
Australia	**1.6**	2.0	1.7	**909**	1,076	923
UK	**0.2**	0.3	0.1	**92**	143	81
Other countries	**2.8**	2.4	2.4	**1,625**	1,288	1,273
Consolidated sales revenue	**100**	100	100	**57,638**	53,658	54,041

(a) Consolidated sales revenue by geographical destination is based on the ultimate country of the product's destination, if known. Where the ultimate destination is not known, we have defaulted to the shipping address of the customer. Rio Tinto is domiciled in both the UK and Australia.

Consolidated sales revenue by product

We have sold the following products to external customers during the year:

	2025			2024			2023		
	Revenue from contracts with customers US$m	**Other revenue[(a)] US$m**	**Consolidated sales revenue US$m**	Revenue from contracts with customers US$m	Other revenue[(a)] US$m	Consolidated sales revenue US$m	Revenue from contracts with customers US$m	Other revenue[(a)] US$m	Consolidated sales revenue US$m
Iron ore	**28,529**	**(153)**	**28,376**	31,334	(530)	30,804	33,383	389	33,772
Aluminium, alumina and bauxite	**15,245**	**150**	**15,395**	12,947	48	12,995	12,039	(63)	11,976
Copper	**6,303**	**361**	**6,664**	4,791	(63)	4,728	3,219	(1)	3,218
Industrial minerals (comprising titanium dioxide slag, borates and salt)	**2,373**	**(3)**	**2,370**	2,678	(3)	2,675	2,806	(8)	2,798
Gold	**1,883**	**39**	**1,922**	788	9	797	470	6	476
Lithium	**944**	**–**	**944**	–	–	–	–	–	–
Other products and freight services[(b)]	**1,963**	**4**	**1,967**	1,664	(5)	1,659	1,804	(3)	1,801
Consolidated sales revenue	**57,240**	**398**	**57,638**	54,202	(544)	53,658	53,721	320	54,041

(a) Consolidated sales revenue includes both revenue from contracts with customers, accounted for under IFRS 15 "Revenue from Contracts with Customers", and subsequent movements in provisionally priced receivables, accounted for under IFRS 9, and included in "Other revenue" above.

(b) "Other products and freight services" includes metallic co-products, diamonds, molybdenum, silver and other commodities.

7 Net operating costs (excluding items disclosed separately)

	Note	**2025 US$m**	2024 US$m	2023 US$m
Raw materials, consumables, repairs and maintenance		**13,201**	12,115	12,019
Amortisation of intangible assets	12	**312**	138	124
Depreciation of property, plant and equipment	13	**6,265**	5,780	5,210
Employment costs	27	**7,605**	7,055	6,636
Shipping and other freight costs		**2,751**	2,942	2,781
Decrease in finished goods and work in progress[(a)]		**1,807**	2,407	1,152
Royalties		**2,952**	2,938	3,135
Amounts charged by equity accounted units[(b)]		**1,029**	875	1,163
Net foreign exchange losses/(gains)		**171**	(193)	(47)
Provisions (including exchange differences on provisions)		**998**	398	1,491
Research and development		**524**	398	245
Other external costs[(c)]		**6,441**	5,037	5,295
Costs included above capitalised or shown on a separate line item[(d)]		**(1,312)**	(1,203)	(1,331)
Other operating income[(e)]		**(960)**	(942)	(821)
Net operating costs (excluding items disclosed separately)[(f)]		**41,784**	37,745	37,052

(a) Includes purchases of third-party material to satisfy sales contracts.

(b) Amounts charged by equity accounted units relate to toll processing fees and also include purchases from equity accounted units of bauxite, aluminium and copper concentrate which are then processed by the product group or sold to third parties.

(c) In 2025, other external costs includes US$1,059 million (2024: nil) of costs due to the impact of tariffs imposed on sales to the US, US$269 million (2024: US$217 million, 2023: US$269 million) of short-term lease costs and US$84 million (2024: US$46 million, 2023: US$40 million) of variable lease costs recognised in the income statement in accordance with IFRS 16 "Leases". Refer to note 22.

(d) In 2025, US$1,036 million (2024: US$923 million; 2023: US$1,007 million) of operating costs were capitalised, US$192 million (2024: US$220 million; 2023: US$247 million) of costs were shown separately within "Exploration and evaluation costs" in the consolidated income statement, and US$84 million (2024: US$60 million; 2023: US$77 million) of costs were shown within operating costs as "Research and development".

(e) Other operating income includes sundry revenue incidental to the main revenue-generating activities of the operations.

(f) Operating decarbonisation spend of US$430 million (2024: US$306 million; 2023: US$234 million) is allocated as US$374 million (2024: US$253 million; 2023: US$182 million) within "Net operating costs (excluding items disclosed separately)", with the remainder included in our share of profit or loss of equity accounted units.

8 Exploration and evaluation expenditure

Exploration and evaluation expenditure includes costs that are directly attributable to:

- researching and analysing existing exploration data
- conducting geological studies, exploratory drilling and sampling
- examining and testing extraction and treatment methods
- compiling various studies (order of magnitude, pre-feasibility and feasibility) and/or
- early works at mine sites prior to full notice to proceed.

Exploration expenditure relates to the initial search for deposits with economic potential. Expenditure on exploration activity undertaken by the Group is not capitalised.

Evaluation expenditure relates to a detailed assessment of deposits or other projects (including smelter and refinery projects) that have been identified as having economic potential. These costs are also expensed until the business case for the project is sufficiently advanced. For greenfield projects, expensing typically continues to a later phase of study compared with brownfield expansions.

The charge for the year and the net amount of intangible assets capitalised during the year are as follows.

	2025 US$m	2024 US$m	2023 US$m
Expenditure in the year (inclusive of net cash proceeds of US$213 million (2024: nil; 2023: US$88 million) on disposal of undeveloped projects)[(a)]	**(698)**	(1,337)	(1,684)
Non-cash movements and non-cash proceeds on disposal of undeveloped projects	**(20)**	(15)	(17)
Amount capitalised during the year	**141**	416	471
Exploration and evaluation expenditure (net of profit from disposal of interests in undeveloped projects) per income statement	**(577)**	(936)	(1,230)
Comprising:			
– exploration and evaluation expenditures	**(795)**	(935)	(1,384)
– profit/(loss) from disposal of interests in undeveloped projects[(a)]	**218**	(1)	154

(a) In 2025, net cash proceeds of US$213 million includes US$195 million received in relation to the sale of a 30% interest in the Winu copper-gold project in Western Australia, for which we recognised a gain on disposal of US$196 million. This profit is recorded within underlying EBITDA as it represents recovery of past exploration and evaluation expenditures that were also included within underlying EBITDA. Refer to note 5 for details of the transaction. In 2023, net cash proceeds of US$88 million were received in relation to the sale of a 55% interest in the undeveloped La Granja project in Peru, for which we recognised a gain on disposal of US$154 million.

9 Finance income and finance costs

	Note	2025 US$m	2024 US$m	2023 US$m
Finance income from loans to equity accounted units		**72**	24	4
Other finance income (including bank deposits, net investment in leases, and other financial assets)		**393**	490	532
Total finance income		**465**	514	536
Interest on:				
– financial liabilities at amortised cost (excluding lease liabilities) and associated derivatives		**(1,388)**	(1,126)	(1,209)
– lease liabilities		**(74)**	(70)	(50)
Fair value movements:				
– bonds designated as hedged items in fair value hedges[(a)]		**(234)**	(9)	(190)
– derivatives designated as hedging instruments in fair value hedges[(a)]		**223**	18	203
Amounts capitalised[(b)]	13	**411**	424	279
Total finance costs		**(1,062)**	(763)	(967)

(a) The main sources of ineffectiveness of the fair value hedges include changes in the timing of the cash flows of the hedging instrument compared to the underlying hedged item, and changes in the credit risk of parties to the hedging relationships.

(b) We capitalise interest based on the Group or relevant subsidiary's cost of borrowing (refer to note 13) or at the rate of project-specific debt (where applicable).

10 Taxation

Recognition and measurement

The taxation charge contains both current and deferred tax.

Current tax is the tax expected to be payable on the taxable income for the year calculated using rates applicable during the year. It includes adjustments for tax expected to be payable or recoverable in respect of previous periods. Where the amount of tax payable or recoverable is uncertain, we establish provisions based on either: the Group's judgement of the most likely amount of the liability or recovery; or, when there is a wide range of possible outcomes, a probability weighted average approach.

Deferred tax is calculated in accordance with IAS 12, at the rate expected to apply when the asset is realised or liability settled, according to rates that have been enacted or substantively enacted at the balance sheet date. Deferred tax is generally recognised in respect of differences between the carrying values of assets and liabilities in the financial statements and their tax bases. Deferred tax assets are recognised to the extent it is probable that taxable profit will be available against which the deductible temporary difference can be utilised.

Deferred tax is not recognised on the initial recognition of goodwill or of assets and liabilities, other than in a business combination, that at the time of the transaction impact neither accounting nor taxable profit, except where the transaction gives rise to equal and offsetting taxable and deductible temporary differences. Deferred tax is not recognised in respect of investments in subsidiaries and associates and jointly controlled entities where the Group is able to control the timing of the reversal of the temporary difference and it is probable they will not reverse in the foreseeable future.

The mandatory exception to recognising and disclosing information related to deferred tax assets and liabilities related to Pillar Two income taxes has been applied since 1 January 2024, as required by IAS 12.

Current and deferred tax assets and liabilities are offset when the balances are related to taxes levied by the same taxing authority, there is a legally enforceable right to offset, and it is intended that they be settled on a net basis or realised simultaneously.

Other relevant judgements	Uncertain tax positions

The Group operates across a large number of jurisdictions and is subject to review and challenge by local tax authorities on a range of tax matters. Where the amount of tax payable or recoverable is uncertain, whether due to local tax authority challenge or due to uncertainty regarding the appropriate treatment, judgement is required to assess the probability that the adopted treatment will be accepted. In accordance with IFRIC 23 "Uncertainty over Income Tax Treatments", if it is not probable that the treatment will be accepted, the Group accounts for uncertain tax provisions for all matters worldwide based on the Group's judgement of the most likely amount of the liability or recovery, or, where there is a wide range of possible outcomes, using a probability weighted average approach. Uncertain tax provisions include any related interest and penalties.

The Mongolian Tax Authority has issued a number of tax assessments dating back to 2013, which are inconsistent with the Oyu Tolgoi Investment Agreement and Mongolian legislation. As required by Mongolian law, we have paid all amounts due in respect of the assessments, totalling US$438 million (2024: US$438 million), pending resolution of the disputes through arbitration. The assessments also seek to disallow tax deductions, including future tax deductions in respect of amounts accrued and payable in the future.

The International Arbitration hearings were held in September 2025. The parties are now awaiting the arbitration Tribunal to provide a final decision.

Management regularly re-evaluates the likely outcomes from the dispute based on the progress of the arbitration proceedings, legal advice, and discussions with the Government of Mongolia. In 2024, a provision of US$295 million for uncertain tax positions was recorded, which continues to reflect our best estimate of the likely outcome from the dispute. It is possible that the outcome of these proceedings could result in a change in our estimated exposure in respect of the matters under dispute.

Differences in interpretation of the Investment Agreement and Mongolian legislation could have a material impact on the recovery of certain deferred tax assets, further details of which are provided in note 15.

10 Taxation *continued*

Taxation charge

	Note	2025 US$m	2024 US$m	2023 US$m
– Current		**4,017**	4,434	5,092
– Deferred	15	**302**	(393)	(1,260)
Total taxation charge		**4,319**	4,041	3,832

Prima facie tax reconciliation

	2025 US$m	2024 US$m	2023 US$m
Profit before taxation[a]	**14,568**	15,615	13,785
Prima facie tax payable at UK rate of 25.0% (2024: 25.0%; 2023: 23.5%)[b]	**3,642**	3,904	3,239
Higher rate of taxation of 30% on Australian earnings[b]	**566**	613	835
Other tax rates applicable outside the UK and Australia	**(164)**	(303)	(2)
Tax effect of profit from equity accounted units, related impairments and expenses[a]	**(370)**	(210)	(159)
Impact of changes in tax rates	**21**	(15)	(173)
Resource depletion allowances	**(10)**	(10)	(11)
Recognition of previously unrecognised deferred tax assets[c]	**(284)**	(640)	(157)
Write-down of previously recognised deferred tax assets	**175**	203	–
Utilisation of previously unrecognised deferred tax assets	**(91)**	(42)	(10)
Current year unrecognised deferred tax assets[d]	**346**	185	567
Uncertain tax provision[e]	**–**	295	–
Deferred tax arising on internal sale of assets in Canadian operations[f]	**–**	–	(364)
Adjustments in respect of prior periods	**93**	(13)	31
Other items[g]	**395**	74	36
Total taxation charge	**4,319**	4,041	3,832

(a) The Group profit before tax includes profit after tax of equity accounted units. Consequently, the tax effect on the profit from equity accounted units is included as a separate reconciling item in this prima facie tax reconciliation.

(b) As a UK headquartered and listed Group, the reconciliation of expected tax on accounting profit to tax charge uses the UK corporate tax rate to calculate the prima facie tax payable. Rio Tinto is also listed in Australia, and the reconciliation includes the impact of the higher tax rate in Australia where a significant proportion of the Group's profits are currently earned. The impact of other tax rates applicable outside the UK and Australia is also included. The weighted average statutory corporate tax rate on profit before tax is approximately 30% (2024: 29%; 2023: 31%).

(c) The recognition of previously unrecognised deferred tax assets in 2025 includes re-recognition in Australia following announcements in December 2025 relating to the Tomago Aluminium smelter, supporting an operating life extension beyond 2028, and in the US following amended US Treasury guidance on Corporate Alternative Minimum Tax regulations. In 2024, this includes US$443 million in respect of Energy Resources of Australia (ERA) and relates to rehabilitation provisions which are tax deductible when paid in the future. In November 2024, our interest in ERA increased from 86.3% to 98.43% and in 2025 we commenced the process to compulsorily acquire the remaining shares. This proposed acquisition remains subject to court approval. Tax deductions for rehabilitation payments made after completion of the compulsory acquisition process will be applied against taxable profits from other Australian operations, including our iron ore business. In 2023, this relates primarily to Oyu Tolgoi where reaching sustainable underground production reduced the risk of tax losses expiring if not recovered against taxable profits within 8 years.

(d) Current-year unrecognised deferred tax assets include operating losses and other costs incurred by the Group for which no tax benefit is currently recognised due to uncertainty regarding the availability of suitable taxable profits in future periods.

(e) The uncertain tax provision of US$295 million in 2024 represents amounts provided in relation to disputes with the Mongolian Tax Authority for which the timing of resolution and potential economic outflow are uncertain. Further information is included above, in the "Other relevant judgements - uncertain tax positions" section of this note.

(f) In 2023, the Canadian aluminium business completed an internal sale of assets which resulted in the utilisation of previously unrecognised capital losses and an uplift in the tax depreciable value of assets on which a deferred tax asset of US$364 million was recognised.

(g) Other items includes less than US$1 million (2024: US$1 million) current tax expense related to Pillar Two measures; the global minimum tax of 15% formulated by the Organisation for Economic Co-operation and Development (OECD).

Tax related to components of other comprehensive income

	2025 US$m	2024 US$m	2023 US$m
Tax credit/(charge) on fair value movements	**29**	(10)	1
Tax (charge)/credit on remeasurement gains/(losses) on pension and post-retirement healthcare plans	**(41)**	(22)	152
Deferred tax relating to components of other comprehensive income for the year (note 15)	**(12)**	(32)	153

Our operating assets

We are a diversified mining operation with the majority of our assets being located in OECD countries.

Non-current assets other than excluded items

The total of non-current assets other than excluded items is shown by location below[(a)].

	2025 US$m	2024 US$m
Australia	**33,560**	29,177
Canada	**18,890**	14,444
Mongolia	**15,485**	15,244
US	**7,557**	7,111
Africa	**8,996**	5,597
South America	**10,024**	3,704
Europe (excluding UK)	**291**	216
UK	**142**	109
Other countries[(b)]	**3,953**	1,739
Total non-current assets other than excluded items	**98,898**	77,341
Non-current assets excluded from analysis above:		
Deferred tax assets	**4,288**	4,016
Other financial assets	**1,699**	1,090
Quasi-equity loans to equity accounted units[(a)]	**5**	5
Receivables and other assets	**1,643**	1,214
Total non-current assets per balance sheet	**106,533**	83,666

(a) Allocation of non-current assets by country is based on the location of the business units holding the assets. It includes investments in equity accounted units totalling US$5,876 million (2024: US$4,832 million) which represents the Group's share of net assets excluding quasi-equity loans shown separately above.

(b) This includes US$2,146 million of goodwill relating to the acquisition of Arcadium Lithium plc which is not geographically allocated. Refer to note 5 for further details.

11 Goodwill

Recognition and measurement

Goodwill is not amortised; it is tested annually as at 30 September for impairment, regardless of whether there has been an impairment trigger, or more frequently if events or changes in circumstances indicate a potential impairment. Refer to note 4 for further information.

	2025 US$m	2024 US$m
Net book value		
At 1 January	**727**	797
Adjustment on currency translation	**76**	(45)
Company no longer consolidated	**–**	(25)
Newly consolidated operations[(a)]	**2,146**	–
At 31 December	**2,949**	727
– cost	**17,930**	14,959
– accumulated impairment	**(14,981)**	(14,232)
At 1 January		
– cost	**14,959**	16,237
– accumulated impairment	**(14,232)**	(15,440)

At 31 December, goodwill has been allocated as follows.

	2025 US$m	2024 US$m
Net book value		
Lithium[(a)]	**2,146**	–
Richards Bay Minerals	**412**	364
Pilbara	**334**	310
Dampier Salt	**57**	53
Total	**2,949**	727

(a) Goodwill relates to the acquisition of Arcadium Lithium plc and has been allocated to the acquired business and our Rincon operation in Argentina. Refer to note 5 for further details.

11 Goodwill *continued*

Impairment tests for goodwill

Lithium

We acquired Arcadium Lithium plc on 6 March 2025. The purchase price allocation was completed during the final quarter of 2025, resulting in the recognition of goodwill of US$2.1 billion which has therefore been tested for impairment as at 31 December 2025. Goodwill has been allocated to the Lithium cash-generating units (including Rincon) which have a combined carrying value of US$10.3 billion including goodwill. The goodwill balance principally relates to deferred tax liabilities on non-tax deductible fair value adjustments and also represents synergies from complementary technologies and geographies, and Rio Tinto's financial strength and project development experience that can accelerate volume growth when supported by markets and returns.

Key accounting estimate	Impairment test of goodwill

The recoverable amount has been assessed by reference to the FVLCD methodology described in note 4, utilising post-tax cash flows expressed in real terms discounted at a weighted discount rate of 8.3% and classified as level 3 in the fair value hierarchy. The underlying cash flows are based on operating assumptions that focus on delivering the committed projects to reach capacity of 200 ktpa by 2028, accounting for 82% of the recoverable amount. Further expansions that bring our total capacity to 370 ktpa by 2035 represent 18% of the recoverable amount, with expansions having been risk adjusted for project specific factors, including in Argentina for the benefit of the Regime for Large Investments ("RIGI") potentially not being available.

The recoverable amount exceeds the carrying value by US$1.3 billion and accordingly no impairment has been recorded. The key assumption to which the determination is most sensitive is the long-run price for lithium carbonate. At 31 December 2025, market commentators used in our determination of consensus pricing have published forecast prices (adjusted to 2025 real-terms) in range $13.3/kg lithium carbonate equivalent (LCE) to $22.0/kg LCE. For our impairment test we have used a long-run lithium carbonate price in the upper half of that range in recognition of positive market sentiment at the balance sheet date. With all other modelling inputs remaining constant, a reduction in the long-run price for lithium carbonate by 4.5% would reduce the net present value of cash-flows to equal the carrying value. To further illustrate the sensitivity of the recoverable amount, with all other inputs remaining constant, an increase in the weighted average discount rate to 9% would also result in the recoverable amount and carrying value being equal.

Richards Bay Minerals

Richards Bay Minerals' annual impairment review resulted in no impairment charge for 2025 (2024: no impairment charge). The recoverable amount has been assessed by reference to the CGU's FVLCD, in line with the policy set out in note 4 and classified as level 3 under the fair value hierarchy. FVLCD was determined by estimating cash flows until the end of the life-of-mine plan including anticipated expansions. In arriving at FVLCD, a post-tax discount rate of 8.6% (2024: 8.6%) has been applied to the post-tax cash flows expressed in real terms.

The key assumptions to which the calculation of FVLCD for Richards Bay Minerals is most sensitive and the corresponding change in FVLCD are set out below:

	2025 US$m	2024 US$m
5% increase in the titanium slag price	**164**	144
1% increase in the discount rate applied to post-tax cash flows	**(147)**	(135)
10% strengthening of the South African rand	**201**	232

Future selling prices and operating costs have been estimated in line with the policy set out in note 4. The recoverable amount of the CGU exceeds the carrying value when each of these sensitivities is applied while keeping all other assumptions constant.

12 Intangible assets

Recognition and measurement

Purchased intangible assets are initially recorded at cost. Finite-life intangible assets are amortised over their useful economic lives on a straight line or units of production basis, as appropriate. Intangible assets that are deemed to have indefinite lives and intangible assets that are not yet ready for use are not amortised; they are reviewed annually as at 30 September for impairment, regardless of whether there has been an impairment trigger, or more frequently if events or changes in circumstances indicate a potential impairment. The majority of our intangible assets relate to capitalised exploration and evaluation spend on undeveloped properties and contract-based water rights.

The carrying values for undeveloped properties are reviewed at each reporting date in accordance with IFRS 6 "Exploration for and Evaluation of Mineral Resources". The indicators of impairment differ from the tests in accordance with IAS 36 in recognition of the subjectivity of estimating future cash flows for mineral interests under evaluation. Potential indicators of impairment include: expiry of the right to explore, substantive expenditure is no longer planned, commercially viable quantities of Mineral Resources have not been discovered and exploration activities will be discontinued, or sufficient data exists to indicate a future development would be unlikely to recover the carrying amount in full. When such impairment indicators have been identified, the recoverable amount and impairment charge are measured under IAS 36. Impairment reversals for undeveloped properties are not subject to special conditions within IFRS 6 and are therefore subject to the same monitoring for indicators of impairment reversal as other CGUs.

12 Intangible assets *continued*

Exploration and evaluation

Evaluation expenditure relates to a detailed assessment of deposits or other projects (including smelter and refinery projects) that have been identified as having economic potential. Capitalisation of evaluation expenditure commences when there is a high degree of confidence that the Group will determine that a project is commercially viable; that is, the project will provide a satisfactory return relative to its perceived risks and, therefore, it is considered probable that future economic benefits will flow to the Group. The Group's view is that a high degree of confidence is greater than "more likely than not" (that is, greater than 50% certainty) and less than "virtually certain" (that is, less than 90% certainty).

Assessing whether there is a high degree of confidence that the Group will ultimately determine that an evaluation project is commercially viable requires judgement and consideration of all relevant factors such as: the nature and objective of the project, the project's current stage, project timeline, current estimates of the project's net present value (including sensitivity analyses for the key assumptions), and the main risks of the project. Development expenditure incurred prior to the decision to proceed is subject to the same criteria for capitalisation, being a high degree of confidence that the Group will ultimately determine that a project is commercially viable.

In some cases, undeveloped projects are regarded as successors to orebodies, smelters or refineries currently in production. Where this is the case, it is intended that these will be developed and go into production when the current source of ore is exhausted or when existing smelters or refineries are closed. Ore Reserves may be declared for an undeveloped mining project before its commercial viability has been fully determined. Evaluation costs may continue to be capitalised in between declaration of Ore Reserves and approval to mine as further work is undertaken in order to refine the development case to maximise the project's returns.

Carbon credits and Renewable Energy Certificates

Carbon credits and Renewable Energy Certificates (RECs) acquired for our own use are accounted for as intangible assets (included within "Other intangible assets"), initially recorded at cost. They are amortised through the income statement when surrendered.

Contract-based intangible assets

The majority of the carrying value of our contract-based intangible assets relate to water rights in the Quebec region, which were acquired with Alcan. These contribute to the efficiency and cost effectiveness of our aluminium operations as they enable us to generate electricity from hydropower stations.

Other relevant judgements	Assessment of indefinite-lived water rights in Quebec, Canada

We continue to judge the water rights in Quebec to have an indefinite life because we expect the contractual rights to contribute to the efficiency and cost effectiveness of our operations for the foreseeable future. Accordingly, the rights are not subject to amortisation but are tested annually for impairment. We have no other indefinite-lived assets.

As at 31 December 2025, the remaining carrying value of the water rights (included in contract-based assets) of US$1,711 million (2024: US$1,631 million) relates wholly to the Quebec smelters CGU. The Quebec smelters CGU was tested for impairment by reference to FVLCD using discounted cash flows. The recoverable amount of the Quebec smelters is classified as level 3 under the fair value hierarchy. In arriving at its FVLCD, post-tax cash flows expressed in real terms have been estimated over the expected useful economic lives of the underlying smelting assets and discounted using a real post-tax discount rate of 6.6% (2024: 6.6%).

The recoverable amounts were determined to be significantly in excess of carrying value, and there are no reasonably possible changes in key assumptions that would cause the remaining water rights to be impaired.

Impact of climate change on our business	Water rights

To manage the uncertainties of climate change and our impact on the area, our team of hydrologists in Quebec analyse different weather scenarios on a daily basis. We monitor the water resource available to us along with the impact that our operation is having on the water quality and quantity, and on the environment when we return the water following use. Based on our analysis to date, we do not consider the renewal of our contractual water rights to be at risk from climate change for the foreseeable future.

12 Intangible assets *continued*

	2025			
	Exploration and evaluation US$m	**Contract-based intangible assets US$m**	**Other intangible assets[(a)] US$m**	**Total US$m**
Net book value				
At 1 January 2025	**562**	**1,787**	**455**	**2,804**
Adjustment on currency translation	**39**	**92**	**32**	**163**
Additions[(a)]	**141**	**–**	**98**	**239**
Amortisation for the year	**–**	**(153)**	**(159)**	**(312)**
Newly consolidated operations[(b)]	**2,054**	**183**	**64**	**2,301**
Transfers and other movements[(c)]	**(71)**	**–**	**103**	**32**
At 31 December 2025	**2,725**	**1,909**	**593**	**5,227**
– cost	**2,727**	**3,078**	**2,547**	**8,352**
– accumulated amortisation and impairment	**(2)**	**(1,169)**	**(1,954)**	**(3,125)**
Total	**2,725**	**1,909**	**593**	**5,227**

	2024			
	Exploration and evaluation US$m	Contract-based intangible assets US$m	Other intangible assets[(a)] US$m	Total US$m
Net book value				
At 1 January 2024	1,979	1,953	457	4,389
Adjustment on currency translation	(44)	(159)	(40)	(243)
Additions[(a)]	416	–	116	532
Amortisation for the year	–	(7)	(131)	(138)
Transfers and other movements[(c)]	(1,789)	–	53	(1,736)
At 31 December 2024	562	1,787	455	2,804
– cost	564	2,758	2,129	5,451
– accumulated amortisation and impairment	(2)	(971)	(1,674)	(2,647)
Total	562	1,787	455	2,804

(a) Additions to Other intangible assets include US$57 million (2024: US$50 million) of carbon abatement spend. This relates to procurement of carbon units and RECs, from which we will generate future economic benefit. At 31 December 2025, the balance of carbon units and RECs was US$84 million (2024: US$73 million)

(b) Newly consolidated operations principally relate to undeveloped projects acquired through Arcadium Lithium plc and classified as exploration and evaluation, together with other identifiable intangible assets including favourably priced customer contracts. Refer to note 5 for details.

(c) Transfers and other movements includes reclassification between categories. In 2024, following approvals by the Board of notice to proceed, exploration and evaluation assets relating to Simandou (US$732 million) and Rincon (US$1,013 million) were transferred in full to Property, plant and equipment after being assessed for indicators of impairment.

Where amortisation is calculated on a straight line basis, the following useful lives have been determined:

	Contract-based intangible assets		Other intangible assets			
Type of intangible	Power contracts/ water rights	Other purchase and customer contracts	Internally generated intangible assets and computer software	Other intangible assets	Patented and non-patented technology	Trademarks
Amortisation profile	2 to 45 years	5 to 15 years	2 to 5 years	2 to 20 years	10 to 20 years	14 to 20 years

13 Property, plant and equipment

Recognition and measurement

Property, plant and equipment is stated at cost, as defined in IAS 16 "Property, Plant and Equipment", less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment includes, where applicable, the estimated close-down and restoration costs associated with the asset.

Property, plant and equipment includes right-of-use assets arising from leasing arrangements, shown separately from owned and leasehold assets.

Once an undeveloped mining project has been determined as commercially viable and approval to mine has been given, further expenditure is capitalised under "capital works in progress" together with any amount transferred from "Exploration and evaluation". Once the project enters into an operation phase, the amounts capitalised in capital work in progress are reclassified to their respective asset categories.

Costs incurred while commissioning new assets, in the period before they are capable of operating in the manner intended by management, are capitalised unless associated with pre-production revenue. Development costs incurred after the commencement of production are capitalised to the extent they are expected to give rise to a future economic benefit. Interest on borrowings related to construction or development projects is capitalised, at the rate payable on project-specific debt if applicable or at the Group or subsidiary's cost of borrowing if not. This is performed until the point when substantially all the activities that are necessary to make the asset ready for its intended use are complete. It may be appropriate to use a subsidiary's cost of borrowing when the debt was negotiated based on the financing requirements of that subsidiary.

Depreciation of non-current assets

Property, plant and equipment is depreciated over its useful life, or over the remaining life of the mine, smelter or refinery if that is shorter and there is no reasonable alternative use for the asset by the Group. Depreciation commences when an asset is available for use.

Straight line basis

Assets within operations for which production is not expected to fluctuate significantly from one year to another or which have a physical life shorter than the related mine are depreciated on a straight line basis as follows.

	Land and buildings		Plant and equipment	
Type of Property, plant and equipment	Land	Buildings	Power-generating assets	Other plant and equipment
Depreciation profile	Not depreciated	5 to 50 years	See Power note below on page 191	3 to 50 years

The useful lives and residual values for material assets and categories of assets are reviewed annually and changes are reflected prospectively.

Units of production basis

For mining properties and leases and certain mining equipment, consumption of the economic benefits of the asset is linked to production. Except as noted below, these assets are depreciated on the units of production basis.

In applying the units of production method, depreciation is normally calculated based on production in the period as a percentage of total expected production in current and future periods based on Ore Reserves and, for some mines, other Mineral Resources. Other Mineral Resources may be included in the calculations of total expected production in limited circumstances where there are very large areas of contiguous mineralisation, for which the economic viability is not sensitive to likely variations in grade, as may be the case for certain iron ore, bauxite and industrial mineral deposits, and where there is a high degree of confidence that the other Mineral Resources can be extracted economically. This would be the case when the other Mineral Resources do not yet have the status of Ore Reserves merely because the necessary detailed evaluation work has not yet been performed and the responsible technical personnel agree that inclusion of a proportion of Measured and Indicated Resources in the calculation of total expected production is appropriate based on historical reserve conversion rates.

The required level of confidence is unlikely to exist for minerals that are typically found in low-grade ore (as compared with the above), such as copper or gold. In these cases, specific areas of mineralisation have to be evaluated in detail before their economic status can be predicted with confidence.

Sometimes the calculation of depreciation for infrastructure assets, primarily rail and port, considers Measured and Indicated Resources. This is because the asset can benefit current and future mines. The measured and indicated resource may relate to mines which are currently in production or to mines where there is a high degree of confidence that they will be brought into production in the future. The quantum of Mineral Resources is determined taking into account future capital costs as required by the JORC Code. The depreciation calculation, however, applies to current mines only and does not take into account future development costs for mines which are not yet in production.

Key judgement	**Estimation of asset lives**

The useful lives of the major assets of a CGU are often dependent on the life of the orebody to which they relate. Where this is the case, the lives of mining properties, and their associated refineries, concentrators and other long-lived processing equipment are generally limited to the expected life of the orebody. The life of the orebody, in turn, is estimated on the basis of the life-of-mine plan. Where the major assets of a CGU are not dependent on the life of a related orebody, management applies judgement in estimating the remaining service potential of long-lived assets. Factors affecting the remaining service potential of smelters include, for example, smelter technology and electricity purchase contracts when power is not sourced from the Group, or in some cases from local governments permitting electricity generation from hydropower stations.

Impact of climate change on our business	**Estimation of asset lives**

We expect there to be a higher demand for copper, aluminium, lithium and high-grade iron ore in order to meet demand for the minerals required to transition to a low-carbon economic environment, consistent with the climate change commitments of the Paris Agreement. We expect this to exceed new supply to the market and therefore increase prices. Under the Aspirational Leadership scenario, the economic cut-off grade for our Ore Reserves is expected to be lower; in effect we would mine a greater volume of material before the mines are depleted. We cannot quantify the difference this would make without undue cost as it would require revised mine plans, but for property, plant and equipment this increased volume of material would reduce the depreciation charge during any given period for assets that use the "Units of production" depreciation basis.

13 Property, plant and equipment *continued*

Deferred stripping

In open pit mining operations, overburden and other waste materials must be removed to access ore from which minerals can be extracted economically. The process of removing overburden and other waste materials is referred to as stripping. During the development of a mine (or, in some instances, pit; see below), before production commences, stripping costs related to a "component" of an orebody are capitalised as part of the cost of construction of the mine (or pit). A "component" is a specific section of the orebody that is made more accessible by the stripping activity. It will typically be a subset of the larger orebody that is distinguished by a separate useful economic life (for example, a pushback). These are then amortised over the life of the mine (or pit) on a units of production basis.

Where a mine operates several open pits that are regarded as separate operations for the purpose of mine planning, initial stripping costs are accounted for separately by reference to the ore from each separate pit. If, however, the pits are highly integrated for the purpose of mine planning, the second and subsequent pits are regarded as extensions of the first pit in accounting for stripping costs. In such cases, the initial stripping of the second and subsequent pits is considered to be production phase stripping (see below).

Key judgement	Deferral of stripping costs

We apply judgement as to whether multiple pits at a mine are considered separate or integrated operations. This determines whether the stripping activities of a pit are classified as pre-production or production phase stripping and, therefore, the amortisation base for those costs. The analysis depends on each mine's specific circumstances and requires judgement: another mining company could make a different judgement even when the fact pattern appears to be similar.

In order for production phase stripping costs to qualify for capitalisation as a stripping activity asset, 3 criteria must be met:

- it must be probable that there will be an economic benefit in a future accounting period because the stripping activity has improved access to the orebody
- it must be possible to identify the "component" of the orebody for which access has been improved
- it must be possible to reliably measure the costs that relate to the stripping activity.

Recognition and measurement of deferred stripping

Phase	Development phase	Production phase	
Stripping activity	Overburden and other waste removal during the development of a mine before production commences.	Production phase stripping can give access to 2 benefits: the extraction of ore in the current period and improved access to ore which will be extracted in future periods.	
Period of benefit	After commissioning of the mine.	Future periods after first phase is complete.	Current and future benefit are indistinguishable.
Capitalised to mining properties and leases in property, plant and equipment	During the development of a mine, stripping costs relating to a component of an orebody are capitalised as part of the cost of construction of the mine.	It may be the case that subsequent phases of stripping will access additional ore and that these subsequent phases are only possible after the first phase has taken place. Where applicable, the Group considers this on a mine-by-mine basis. Generally, the only ore attributed to the stripping activity asset for the purposes of calculating the life-of-component ratio is the ore to be extracted from the originally identified component.	Stripping costs for the component are deferred to the extent that the current period ratio exceeds the life-of-component ratio.
Allocation to inventory	Not applicable	Not applicable	Stripping costs are allocated to inventory based on a relevant production measure using a life-of-component strip ratio.
Life-of-component ratio	The life-of-component ratios are based on the Ore Reserves of the mine (and for some mines, other Mineral Resources) and the annual mine plan. They are a function of the mine design and, therefore, changes to that design will generally result in changes to the ratios. Changes in other technical or economic parameters that impact the Ore Reserves (and for some mines, other Mineral Resources) may also have an impact on the life-of-component ratios even if they do not affect the mine design. Changes to the ratios are accounted for prospectively.		
Depreciation basis	Depreciated on a "units of production" basis based on expected production of either ore or minerals contained in the ore over the life of the component unless another method is more appropriate.		

Property, plant and equipment – owned and leased assets

	2025 US$m	2024 US$m
Property, plant and equipment – owned	**82,889**	67,345
Right-of-use assets – leased	**1,421**	1,228
Net book value	**84,310**	68,573

13 Property, plant and equipment *continued*

Property, plant and equipment – owned

	Note	2025 Mining properties and leases[a] US$m	Land and buildings US$m	Plant and equipment US$m	Capital works in progress US$m	Total US$m
Net book value						
At 1 January 2025		**14,196**	**8,220**	**34,373**	**10,556**	**67,345**
Adjustment on currency translation[b]		**491**	**362**	**1,851**	**362**	**3,066**
Adjustments to capitalised closure costs	14	**811**	**–**	**–**	**–**	**811**
Interest capitalised[c]	9	**–**	**–**	**–**	**411**	**411**
Additions[d]		**627**	**133**	**1,749**	**10,415**	**12,924**
Depreciation for the year[a]		**(1,294)**	**(608)**	**(3,853)**	**–**	**(5,755)**
Impairment charges net of reversals[e]		**–**	**(35)**	**(233)**	**(69)**	**(337)**
Disposals		**–**	**(4)**	**(54)**	**(139)**	**(197)**
Newly consolidated operations[f]		**352**	**1,808**	**659**	**1,947**	**4,766**
Transfers and other movements[g]		**1,956**	**66**	**4,662**	**(6,829)**	**(145)**
At 31 December 2025		**17,139**	**9,942**	**39,154**	**16,654**	**82,889**
Comprising:						
– cost		**35,329**	**17,521**	**89,037**	**16,764**	**158,651**
– accumulated depreciation and impairment		**(18,190)**	**(7,579)**	**(49,883)**	**(110)**	**(75,762)**
Total		**17,139**	**9,942**	**39,154**	**16,654**	**82,889**
Non-current assets pledged as security[h]		**5,509**	**2,248**	**9,304**	**2,070**	**19,131**

	Note	2024 Mining properties and leases[a] US$m	Land and buildings US$m	Plant and equipment US$m	Capital works in progress US$m	Total US$m
Net book value						
At 1 January 2024		13,555	8,022	36,345	7,368	65,290
Adjustment on currency translation[b]		(500)	(548)	(2,634)	(396)	(4,078)
Adjustments to capitalised closure costs	14	64	–	–	–	64
Interest capitalised[c]	9	–	–	–	424	424
Additions[d]		350	246	1,226	7,551	9,373
Depreciation for the year[a]		(1,217)	(531)	(3,554)	–	(5,302)
Impairment charges net of reversals[e]		(38)	(39)	(457)	(9)	(543)
Disposals		(1)	(5)	(75)	(17)	(98)
Newly consolidated operations[f]		150	64	429	7	650
Operations divested		–	(2)	(34)	–	(36)
Transfers and other movements[g]		1,833	1,013	3,127	(4,372)	1,601
At 31 December 2024		14,196	8,220	34,373	10,556	67,345
Comprising						
– cost		30,762	14,822	78,295	10,925	134,804
– accumulated depreciation and impairment		(16,566)	(6,602)	(43,922)	(369)	(67,459)
Total		14,196	8,220	34,373	10,556	67,345
Non-current assets pledged as security[h]		5,676	2,257	7,058	3,397	18,388

(a) At 31 December 2025, the net book value of capitalised production phase stripping costs totalled US$2,506 million, with US$2,057 million within "Property, plant and equipment" and a further US$449 million within "Investments in equity accounted units" (2024: total of US$2,326 million, with US$1,947 million in "Property, plant and equipment" and a further US$379 million within "Investments in equity accounted units"). During the year, capitalisation of US$622 million was offset by depreciation of US$460 million, inclusive of amounts recorded within equity accounted units (2024: US$423 million offset by depreciation of US$580 million). Depreciation of deferred stripping costs in respect of subsidiaries of US$303 million (2024: US$411 million; 2023: US$216 million) is included within "Depreciation for the year".

(b) Adjustment on currency translation represents the impact of exchange differences arising on the translation of the assets of entities with functional currencies other than the US dollar, recognised directly in the currency translation reserve. The adjustment in 2025 arose primarily from the strengthening of the Australian and Canadian dollars against the US dollar.

(c) Our average borrowing rate, excluding any project finance, used for capitalisation of interest is 5.40% (2024: 7.20%).

(d) Additions to "Property, plant and equipment" includes US$116 million of spend on carbon abatement (2024: US$144 million).

(e) Refer to note 4 for details.

(f) In 2025, newly consolidated operations primarily relates to the acquisition of Arcadium Lithium plc. Refer to note 5 for details. In 2024, this primarily related to the acquisition of the remaining 20.64% interest in New Zealand Aluminium Smelters (NZAS), including fair value adjustments for contributed assets.

(g) "Transfers and other movements" includes reclassification between categories. In 2025, this primarily related to amounts reclassed from Capital works in progress to other property, plant and equipment categories for assets at Oyu Tolgoi and Pilbara. In 2024, this included amounts reclassified from Intangible Assets relating to exploration and evaluation at Simandou (US$732 million) and Rincon (US$1,013 million) following Board approval of "notice to proceed" in February 2024 and December 2024, respectively.

(h) Excludes assets held under capitalised lease arrangements. Non-current assets pledged as security represent amounts pledged as collateral against US$3,794 million (2024: US$4,011 million) of loans, which are included in note 21.

13 Property, plant and equipment *continued*

Impact of climate change on our business	Useful economic lives of our power generating assets

The Group has committed to reducing Scope 1 and Scope 2 carbon emissions by 50% relative to our 2018 baseline by 2030 and achieving net zero emission across our operations by 2050. We expect to invest US$1 billion to US$2 billion on carbon abatement projects between 2022 and 2030. Transitioning electricity from principally fossil fuel-based power generating assets to principally renewables is critical to achieving that goal. The carrying value of power generating assets is set out in the table below. The weighted average remaining useful economic life of plant and equipment for fossil fuel-based power generating assets is 8 years (2024: 10 years). Given the technical limitations of intermittent renewable energy generation and energy storage systems, and our need for reliable baseload electricity, we expect our current generation assets will be integral to those needs for the foreseeable future. We are investing in research and development and evaluating new market options that may overcome these technical challenges. Should pathways for eliminating fossil fuel power generating assets be identified we may need to accelerate depreciation or impair the assets; however, at this present moment the requirement for fossil fuel powered back-up means that early retirement of the assets is not expected and no change to depreciation rates is required.

	2025		2024	
Net book value of power generating assets powered by	**Land and buildings US$m**	**Plant and equipment US$m**	Land and buildings US$m	Plant and equipment US$m
– Fossil fuels	**100**	**809**	59	840
– Renewables	**190**	**2,518**	177	2,375

Right-of-use assets – leased

	2025			2024		
	Land and buildings US$m	**Plant and equipment US$m**	**Total US$m**	Land and buildings US$m	Plant and equipment US$m	Total US$m
Net book value						
At 1 January	**524**	**704**	**1,228**	543	635	1,178
Adjustment on currency translation	**28**	**21**	**49**	(37)	(24)	(61)
Additions	**61**	**576**	**637**	150	420	570
Depreciation for the year	**(110)**	**(400)**	**(510)**	(125)	(353)	(478)
Net impairment (charges)/reversals[(a)]	**–**	**(4)**	**(4)**	–	5	5
Newly consolidated operations	**–**	**48**	**48**	–	–	–
Disposals	**(10)**	**(3)**	**(13)**	–	–	–
Transfers and other movements	**(24)**	**10**	**(14)**	(7)	21	14
At 31 December	**469**	**952**	**1,421**	524	704	1,228

(a) Refer to note 4 for details.

The leased assets of the Group include land and buildings (mainly office buildings) and plant and equipment, the majority of which are marine vessels. Lease terms are negotiated on an individual basis and contain a wide range of terms and conditions. Right-of-use assets are depreciated on a straight line basis over the life of the lease, taking into account any extensions that are likely to be exercised.

14 Close-down, restoration and environmental provisions

Recognition and measurement

The Group has provisions for close-down and restoration costs, which include the dismantling and demolition of infrastructure, the removal of residual materials, and the remediation of disturbed areas for mines and certain refineries and smelters. The obligation may arise during development or during the production phase of a facility. These provisions are based on all regulatory requirements and any other commitments made to stakeholders. The provision excludes the impact of future disturbance that is planned to occur during the life of mine, so that it represents only existing disturbance as at the balance sheet date.

Closure provisions are not made for those operations that have no known restrictions on their lives as the closure dates cannot be reliably estimated; instead a contingent liability is disclosed. Refer to note 37 for details. This applies primarily to certain Canadian smelters that have indefinite-lived water rights from local governments permitting electricity generation from hydropower stations and are not tied to a specific orebody.

Close-down and restoration costs are a normal consequence of mining or production, and the majority of close-down and restoration expenditure is incurred in the years following closure of the mine, refinery or smelter. Although the ultimate cost to be incurred is uncertain, the Group's businesses estimate their costs using current restoration standards, techniques and expected climate conditions. The costs are estimated on the basis of a closure plan, and are reviewed at each reporting period during the life of the operation to reflect known developments. The estimates are also subject to formal review, with appropriate external support, at regular intervals.

The timing of closure and the rehabilitation plans for the site can be uncertain and dependent upon future capital allocation decisions, which involve estimation of future economic circumstances and business cases. In such circumstances, the closure provision is estimated using probability weighting of the different remediation and closure scenarios.

14 Close-down, restoration and environmental provisions *continued*

The initial close-down and restoration provision is capitalised within “Property, plant and equipment”. Subsequent movements in the close-down and restoration provisions for ongoing operations are treated as an adjustment to cost within “Property, plant and equipment”. This includes those resulting from new disturbances related to expansions or other activities qualifying for capitalisation; updated cost estimates; changes to the estimated lives of operations; changes to the timing of closure activities; and revisions to discount rates.

Changes in closure provisions relating to closed and fully impaired operations are charged/(credited) to “Net operating costs” in the income statement.

Where rehabilitation is conducted systematically over the life of the operation, rather than at the time of closure, provision is made for the estimated outstanding continuous rehabilitation work at each balance sheet date and the cost is charged to the income statement.

The closure provision is represented by forecast future underlying cash flows expressed in real terms at the balance sheet date. These are discounted for the time value of money based on a long-term view of low-risk market yields which includes a review of historic trends plus risks and opportunities for which future cash flows have not been adjusted, namely potential improvements in closure practices between the reporting date and the point at which rehabilitation spend takes place. The real-terms discount rate used is 2.5% (2024: 2.5%) which is applied to all locations since we expect to meet closure cash flows principally from US dollar revenues and financing, with activities coordinated by the Group’s central closure team.

To roll forward those real-terms cash flows between periods, we identify local rates of inflation based on Producer Price Inflation (PPI) indices and, together with the real-terms discount rate, unwind the discount through the line “Amortisation of discount on provisions”, shown within “Finance items” in the income statement. This nominal rate for cost escalation in the current financial year is estimated at the start of each half-year and applied systematically for 6 months. At the end of each half year we update the underlying cash flows for the latest estimate of experienced inflation, if it differs materially from our forecast, for the current financial year and record this as “changes to existing provisions”. For operating sites this adjustment usually results in a corresponding adjustment to property, plant and equipment, and for closed and fully impaired sites the adjustment is charged or credited to the income statement.

In some cases, our subsidiaries make a contribution to trust funds in order to meet or reimburse future environmental and decommissioning costs. Amounts due for reimbursement from trust funds are not offset against the corresponding closure provision unless payments into the fund have the effect of passing the closure obligation to the trust.

Environmental costs result from environmental damage that was not a necessary consequence of operations, and may include remediation, compensation and penalties. Provision is made for the estimated present value of such costs at the balance sheet date. These costs are charged to “Net operating costs”, except for the unwinding of the discount which is shown within “Amortisation of discount on provisions”.

Remediation procedures may commence soon after the time the disturbance, remediation process and estimated remediation costs become known, but can continue for many years depending on the nature of the disturbance and the remediation techniques used.

	Note	**2025 US$m**	2024 US$m
At 1 January		**15,731**	17,150
Adjustment on currency translation		**907**	(1,128)
Adjustments to mining properties/right-of-use assets:	13		
– increases to existing and new provisions		**811**	851
– change in discount rate		**–**	(787)
Charged/(credited) to profit:			
– increases to existing and new provisions		**518**	435
– change in discount rate		**–**	(235)
– unused amounts reversed		**(126)**	(88)
– exchange (gains)/losses on provisions		**(48)**	26
– amortisation of discount		**768**	843
Utilised in year		**(1,049)**	(1,142)
Newly consolidated operations[(a)]		**319**	61
Transfers and other movements		**—**	(255)
At 31 December[(b)]		**17,831**	15,731
Balance sheet analysis:			
Current		**1,128**	1,183
Non-current		**16,703**	14,548
Total		**17,831**	15,731

(a) In 2025, this relates to our acquisition of Arcadium Lithium plc. Refer to note 5 for details. In 2024, this relates to our acquisition of an additional 20.64% interest in NZAS.

(b) Close-down, restoration and environmental provisions at 31 December 2025 have not been adjusted for closure-related receivables amounting to US$394 million (2024: US$350 million) due from the ERA trust fund and other financial assets held for the purposes of meeting closure obligations. These are included within “Receivables and other assets” on the balance sheet.

14 Close-down, restoration and environmental provisions *continued*

Key judgement	Close-down, restoration and environmental obligations

We use our judgement and experience to determine the potential scope of closure rehabilitation work required to meet the Group's legal, statutory and constructive obligations, and any other commitments made to stakeholders, and the options and techniques available to meet those obligations in order to estimate the associated costs and the likely timing of those costs. Significant judgement is also required to then determine both the costs associated with that work and the other assumptions used to calculate the provision. External experts support the cost estimation process where appropriate, but there remains significant estimation uncertainty.

The key judgement in applying this accounting policy is determining when an estimate is sufficiently reliable to make or adjust a closure provision. Adjustments are made to provisions when the range of possible outcomes becomes sufficiently narrow to permit reliable estimation. Depending on the materiality of the change, adjustments may require review and endorsement by the Group's Closure Steering Committee before the provision is updated.

Cost provisions are updated throughout the life of the operation with conceptual study estimates reviewed every 5 years. Within 10 years from the expected closure date, closure cost estimates must comply with the Group's Capital Project Framework. This means, for example, that where an Order of Magnitude (OoM) study is required for closure, it must be of the same standard as an OoM study for a new mine, smelter or refinery.

In some cases, the closure study may indicate that monitoring and, potentially, remediation will be required indefinitely – for example, groundwater treatment. In these cases, the underlying cash flows for the provision may be restricted to a period for which the costs can be reliably estimated, which on average is around 30 years. Where an alternative commercial arrangement to meet our obligations can be predicted with confidence, this period may be shorter.

Analysis of close-down, restoration and environmental provisions

	2025 US$m	2024 US$m
Undiscounted close-down, restoration and environmental obligations	**25,900**	23,038
Impact of discounting	**(8,069)**	(7,307)
Present value of close-down, restoration and environmental provisions	**17,831**	15,731
Attributable to:		
Operating sites	**13,710**	11,715
Non-operating sites	**4,121**	4,016
Total close-down, restoration and environmental provisions	**17,831**	15,731

Closure cost composition as at 31 December	**2025 US$m**	2024 US$m
Decommissioning, decontamination and demolition	**3,675**	3,065
Closure and rehabilitation earthworks[(a)]	**5,330**	4,628
Long-term water management costs[(b)]	**1,440**	1,316
Post-closure monitoring and maintenance	**1,668**	1,581
Indirect costs, owners' costs and contingency[(c)]	**5,718**	5,141
Total	**17,831**	15,731

(a) A key component of earthworks rehabilitation involves re-landscaping the area disturbed by mining activities utilising largely diesel-powered heavy mobile equipment. In developing low-carbon solutions for our mobile fleet, this may include electrification of the vehicles during the mine life. The forecast cash flows for the heavy mobile equipment in the closure cost estimate are based on existing fuel sources. The cost incurred during closure could reduce if these activities are powered by renewable energy.

(b) Long-term water management relates to the post-closure treatment of water due to acid rock drainage and other environmental commitments and is an area of research and development focus for our Closure team. The cost of this water processing can continue for many years after the bulk earthworks and demolition activities have completed and are therefore exposed to long-term climate change. This could materially affect rates of precipitation and therefore change the volume of water requiring processing. It is not currently possible to forecast accurately the impact this could have on the closure provision as some of our locations could experience drier conditions whereas others could experience greater rainfall. A further consideration relates to the alternative commercial use for the processed water, which could support ultimate transfer of these costs to a third party.

(c) Indirect costs, owners' costs and contingency include adjustments to the underlying cash flows to align the closure provision with a central-case estimate. This excludes allowances for quantitative estimation uncertainties, which are allocated to the underlying cost driver and presented within the respective cost categories above.

Geographic composition as at 31 December	**2025 US$m**	2024 US$m
Australia	**10,056**	8,546
US	**4,581**	4,419
Canada	**1,558**	1,517
Other countries	**1,636**	1,249
Total	**17,831**	15,731

The geographic composition of the closure provision shows that our closure obligations are largely in countries with established levels of regulation in respect of mine and site closure.

14 Close-down, restoration and environmental provisions *continued*

Projected cash flows (undiscounted) for close-down, restoration and environmental provisions

	<1 year US$m	1-3 years US$m	3-5 years US$m	>5 years US$m	Total US$m
At 31 December 2025	**1,128**	**2,821**	**2,138**	**19,813**	**25,900**
At 31 December 2024	1,183	2,497	1,880	17,478	23,038

Remaining lives of operations and infrastructure range from 1 to over 50 years with an average for all sites, weighted by undiscounted present closure obligation, of around 15 years. Although the ultimate cost to be incurred is uncertain, the Group's businesses estimate their respective costs based on current restoration standards, techniques and expected climate conditions.

Key accounting estimate | Close-down, restoration and environmental obligations

The most significant assumptions and estimates used in calculating the provision are:

- Closure timeframes. The weighted average remaining lives of operations is shown above. Some expenditure may be incurred before closure while the operation as a whole is in production.
- The length of any post-closure monitoring period. This will depend on the specific site requirements and the availability of alternative commercial arrangements; some expenditure can continue into perpetuity. The Rio Tinto Kennecott closure and environmental remediation provision includes an allowance for ongoing monitoring and remediation costs, including groundwater treatment, of approximately US$0.7 billion.
- The probability weighting of possible closure scenarios. The most significant impact of probability weighting is at the Pilbara operations (Iron Ore) relating to infrastructure, and incorporates the expectation that some infrastructure will be retained by the relevant State authorities post closure. The assignment of probabilities to this scenario reduces the closure provision by US$0.5 billion.
- Appropriate sources on which to base the calculation of the discount rate. The discount rate, by nature, is subjective and therefore sensitivities are shown below for how the provision balance would change if discounted at alternative discount rates.

There is significant estimation uncertainty in the calculation of the provision and cost estimates can vary in response to many factors including:

- changes to the relevant legal or local/national government requirements and any other commitments made to stakeholders
- review of remediation and relinquishment options
- additional remediation requirements identified during the rehabilitation
- the emergence of new restoration techniques
- precipitation rates and climate change
- change in foreign exchange rates
- change in the expected closure date
- change in the discount rate.

Experience gained at other mine or production sites may also change expected methods or costs of closure, although elements of the restoration and rehabilitation can be unique to each site. Generally, there is relatively limited restoration and rehabilitation activity and historical precedent elsewhere in the Group, or in the industry as a whole, against which to benchmark cost estimates.

The expected timing of expenditure can also change for other reasons, for example because of changes to expectations relating to Ore Reserves and Mineral Resources, production rates, renewal of operating licences or economic conditions.

Changes in closure cost estimates at the Group's ongoing operations could result in a material adjustment to assets and liabilities in the next 12 months and would also impact the depreciation and the unwinding of discount in future years.

Changes to closure cost estimates for closed operations, and changes to environmental cost estimates at any operation, could cause a material adjustment to the income statement and closure liability. We do not consider that there is significant risk of a change in estimates for these liabilities causing a material adjustment to the income statement in the next 12 months. Any new environmental incidents may require a material provision but cannot be predicted.

Project-specific risks are embedded within the cash flows which are based on a central case estimate of closure activities assuming that the obligation is fulfilled by the Group. These cash flows are then discounted, as mentioned above, using a consistent discount rate applied to all locations.

Impact of climate change on our business | Close-down, restoration and environmental costs

The underlying costs for closure have been estimated with varying degrees of precision based on a function of the age of the underlying asset and proximity to closure. For assets within 10 years of closure, closure plans and cost estimates are supported by detailed studies which are refined as the closure date approaches. These closure studies consider climate change and plan for resilience to expected climate conditions with a particular focus on precipitation rates. For new developments, consideration of climate change and ultimate closure conditions are an important part of the approval process. For longer-lived assets, closure provisions are typically based on conceptual level studies that are refreshed at least every 5 years; these are evolving to incorporate greater consideration of forecast climate conditions at closure.

14 Close-down, restoration and environmental provisions *continued*

Sensitivity analysis

Close-down, restoration and environmental provisions are based on risk-adjusted cash flows expressed in real terms. On 30 June 2024, we revised the closure discount rate from 2.0% to 2.5%, applied prospectively from that date. We reassessed the closure discount rate in the current year and continue to consider the real rate of 2.5% is the most appropriate rate to use.

The impact of discounting on the provision is illustrated below:

	At 31 December 2025			At 31 December 2024		
	Capitalised within "Property, plant and equipment" US$m	**Charged/(credited) to the income statement US$m**	**Total increase/ (decrease) in provision US$m**	Capitalised within "Property, plant and equipment" US$m	Charged/(credited) to the income statement US$m	Total increase/ (decrease) in provision US$m
Discount rate decreased to 1.0%	**3,700**	**400**	**4,100**	3,300	400	3,700
Discount rate increased to 3.0%	**(1,000)**	**(100)**	**(1,100)**	(900)	(100)	(1,000)

15 Deferred taxation

Recognition and measurement

The Group's accounting policy in relation to deferred taxation is outlined within note 10.

Analysis of deferred tax

The movement in deferred tax (liabilities)/assets during the year is as follows.

	2025 US$m	2024 US$m
At 1 January	**1,381**	1,040
Adjustment on currency translation	**1**	(10)
(Charged)/credited to the income statement	**(302)**	393
(Charged) to the statement of comprehensive income[(a)]	**(12)**	(32)
Newly consolidated operations[(b)]	**(817)**	–
Other movements[(c)]	**(57)**	(10)
At 31 December	**194**	1,381
Comprising:		
– deferred tax assets[(d)(e)]	**4,288**	4,016
– deferred tax liabilities[(f)]	**(4,094)**	(2,635)

Deferred tax balances for which there is a right of offset within the same tax jurisdiction are presented net on the face of the balance sheet as required by IAS 12. The closing deferred tax assets and liabilities, prior to this offsetting of balances, are shown below.

	Deferred tax assets		**Deferred tax liabilities**		**Credited/(charged) to the income statement**	
	2025 US$m	2024 US$m	**2025 US$m**	2024 US$m	**2025 US$m**	2024 US$m
Tax losses[(d)]	**1,290**	1,461	**–**	–	**(220)**	98
Tax credits[(d)]	**627**	540	**–**	–	**87**	(43)
Provisions and other liabilities	**5,562**	4,710	**–**	–	**542**	785
Capital allowances	**1,084**	1,024	**(7,106)**	(5,378)	**(364)**	(323)
Post-retirement benefits	**191**	187	**(49)**	(50)	**46**	28
Unrealised exchange losses	**170**	157	**(22)**	(13)	**(9)**	(11)
Unremitted earnings[(f)]	**–**	–	**(471)**	(391)	**(6)**	–
Capitalised and accrued interest	**–**	–	**(1,013)**	(766)	**(225)**	(217)
Other temporary differences	**604**	371	**(673)**	(471)	**(153)**	76
Total	**9,528**	8,450	**(9,334)**	(7,069)	**(302)**	393

(a) The amounts (charged) directly to the statement of comprehensive income include provisions for tax on cash flow hedges and on remeasurement gains/(losses) on pension schemes and on post-retirement healthcare plans.

(b) Newly consolidated operations relates to the acquisition of Arcadium Lithium plc. Refer to note 5 for details.

(c) Other movements includes deferred tax relating to unremitted earnings of equity accounted units.

(d) Recognised deferred tax assets of US$1,133 million (2024: US$1,293 million) are subject to expiry if not recovered within certain time limits as specified in local tax legislation and investment agreements. Of those recognised assets, US$16 million (2024: US$66 million) would expire within one year if not used, US$285 million (2024: US$93 million) would expire within one to 5 years, and US$832 million (2024: US$1,134 million) would expire in more than 5 years.

(e) Recognised and unrecognised deferred tax assets are shown in the table on page 196 and totalled US$11,271 million at 31 December 2025 (2024: US$9,994 million). Of this total, US$4,288 million has been recognised as deferred tax assets (2024: US$4,016 million), leaving US$6,983 million (2024: US$5,978 million) unrecognised, as recovery is not considered probable.

(f) Deferred tax liabilities are not recognised on the unremitted earnings of subsidiaries and joint ventures totalling US$2,790 million (2024: US$2,152 million) where the Group is able to control the timing of the remittance and it is probable that there will be no remittance in the foreseeable future. If these earnings were remitted, tax of US$146 million (2024: US$99 million) would be payable.

15 Deferred taxation *continued*

Other relevant judgements	Recoverability of deferred tax assets

In considering the recoverability of deferred tax assets, judgement is required regarding the extent to which certain risk factors are likely to affect the recovery of these assets. These risk factors include the risk of expiry of losses prior to utilisation, the impact of other legislation or tax regimes, such as minimum taxes, and consideration of factors that lead to the generation of losses or other deferred tax assets. IAS 12 requires us to consider whether taxable profits will be available against which deferred tax assets may be utilised.

The Mongolian Tax Authority has issued a number of tax assessments dating back to 2013, which are inconsistent with the Oyu Tolgoi Investment Agreement and Mongolian legislation. The matters under dispute have been referred to international arbitration. Differences in interpretation of the Investment Agreement and Mongolian legislation could have a material impact on the amount and/or recovery of recognised deferred tax items, including those in respect of amounts accrued and payable in the future. The issuance of the arbitration award on matters of this complexity can typically take longer than 12 months to conclude following the International Arbitration hearings, which occurred in September 2025.

Analysis of deferred tax assets

The recognised amounts in the table below do not include deferred tax assets that have been netted off against deferred tax liabilities.

	Recognised		**Unrecognised**	
At 31 December	**2025 US$m**	2024 US$m	**2025 US$m**	2024 US$m
Australia	**1,416**	1,132	**505**	563
Mongolia[(a)]	**1,366**	1,780	**255**	68
Canada	**519**	331	**764**	511
US[(b)]	**377**	262	**841**	926
UK	**34**	66	**2,907**	2,343
France	**–**	–	**1,408**	1,233
Other countries	**576**	445	**303**	334
Total[(c)(d)]	**4,288**	4,016	**6,983**	5,978

(a) Deferred tax assets recognised in Mongolia are in relation to anticipated future deductions and, in 2024, also included US$419 million from tax losses that expire if not recovered against taxable profits within 8 years. Deferred tax assets have been calculated in accordance with the Oyu Tolgoi Investment Agreement and Mongolian legislation. The interpretation of the Investment Agreement by the Mongolian Tax Authority is under dispute and has been referred to international arbitration. Differences in interpretation of the Investment Agreement and Mongolian legislation could have a material impact on the amount and/or period of recovery of deferred tax assets.

(b) Although our US Group companies expect to generate sufficient taxable profits to utilise existing Federal deferred tax assets, the application of the new Corporate Alternative Minimum Tax (CAMT) rules has resulted in a position where the future tax benefit derived from utilisation of Federal deferred tax assets is limited and consequently these deferred tax assets are included as “unrecognised” in this table.

(c) US$2,892 million (2024: US$2,561 million) of the unrecognised assets relate to realised or unrealised capital losses, the recovery of which depends on the existence of capital gains in future years. There are time limits, the shortest of which is one year, for the recovery of US$375 million of the unrecognised assets (2024: US$249 million).

(d) In addition to the unrecognised deferred tax assets in this table, the Group has accumulated UK foreign tax credits of US$1.5 billion (2024: US$1.4 billion). The credits are not refundable but would be available, if needed, to shelter any UK tax in respect of profits arising in the Escondida business.

16 Inventories

Recognition and measurement

Inventories are measured at the lower of cost and net realisable value, primarily on a weighted average cost basis. Third-party production purchased for our own use that is ordinarily interchangeable in accordance with IAS 2 “Inventories” is valued on the same basis, jointly with our own production. Average costs are calculated by reference to the cost levels experienced in the relevant month together with those in opening inventory.

The cost of raw materials and purchased components, and consumable stores, is the purchase price. The cost of work in progress, and finished goods and goods for resale, is generally the cost of production, including directly attributable labour costs, materials and contractor expenses, the depreciation of assets used in production and production overheads.

Work in progress includes ore stockpiles and other partly processed material. Stockpiles represent ore that has been extracted and is available for further processing. If there is significant uncertainty as to if and when the stockpiled ore will be processed, the cost of such ore is expensed as mined. If the ore will not be processed within 12 months after the balance sheet date, it is included within non-current assets and net realisable value is calculated on a discounted cash flow basis. Quantities of stockpiled ore are assessed primarily through surveys and assays. Certain estimates, including expected metal recoveries, are calculated using available industry, engineering and scientific data, and are periodically reassessed, taking into account technical analysis and historical performance.

16 Inventories *continued*

	2025 US$m	2024 US$m
Raw materials and purchased components	**959**	971
Consumable stores	**1,776**	1,560
Work in progress	**2,506**	1,931
Finished goods and goods for resale	**2,065**	1,620
Total inventories	**7,306**	6,082
Comprising:		
Expected to be used within one year	**6,968**	5,860
Expected to be used after more than one year	**338**	222
Total inventories	**7,306**	6,082

During 2025, the Group recognised a net inventory write-off of US$28 million (2024: US$49 million write-off). This included inventory write-offs of US$82 million (2024: US$77 million) partly offset by a write-back of previously written down inventory due to an increase in realisable values amounting to US$54 million (2024: US$28 million).

At 31 December 2025, US$1,072 million (2024: US$947 million) of inventories were pledged as security for liabilities.

17 Receivables and other assets

Recognition and measurement

Financial assets (except provisionally priced receivables) which are held under a hold to collect business model and have cash flows that meet the "solely payments of principal and interest" (SPPI) criteria are recognised at amortised cost. Provisionally priced receivables are measured at fair value through profit or loss with subsequent fair value gains or losses taken to the income statement.

As a part of our working capital management, we offer receivables factoring and letter of credit programs for our customers/receivables. For our receivables under letter of credit programs, the business model of "hold to collect" has not changed and these continue to be recognised at amortised cost, as the sale of the letter of credit is made close to maturity of receivables and discounting costs are immaterial. The receivables under our global factoring program do not meet the "hold to collect" model and therefore are recognised at fair value through profit or loss and continue to be classified as trade receivables within operating cash flows. US$697 million of receivables (2024: US$588 million) are subject to our factoring program and US$965 million (2024: US$510 million) of receivables subject to a letter of credit discounting program have been transferred to the participating banks and derecognised at the reporting date.

	2025			2024		
	Non-current US$m	Current US$m	Total US$m	Non-current US$m	Current US$m	Total US$m
Trade receivables[(a)]	**–**	**2,658**	**2,658**	–	2,344	2,344
Other financial receivables[(a)]	**526**	**729**	**1,255**	355	643	998
Other receivables[(b)]	**601**	**718**	**1,319**	380	429	809
Prepayment of tolling charges to jointly controlled entities[(c)]	**71**	**–**	**71**	94	–	94
Pension surpluses (note 29)	**505**	**–**	**505**	405	–	405
Other prepayments	**138**	**891**	**1,029**	163	825	988
Total[(d)]	**1,841**	**4,996**	**6,837**	1,397	4,241	5,638

(a) At 31 December 2025, trade receivables and other financial receivables are stated net of allowances for expected credit losses of US$73 million (2024: US$72 million). We apply the "simplified approach" to trade receivables and receivables relating to net investment in finance leases and a "general approach" to all other financial assets.

(b) At 31 December 2025, other receivables include US$376 million (2024: US$333 million) related to Energy Resources of Australia Ltd's (ERA) deposit held in a trust fund which is controlled by the Government of Australia. ERA are entitled to reimbursement from the fund once specific phases of rehabilitation relating to the Ranger Project are completed. The fund is outside the scope of IFRS 9.

(c) These prepayments will be charged to Group operating costs as tolling services are rendered and product processing occurs.

(d) There is no material element of receivables and other assets that is interest-bearing or financing in nature. The fair value of current trade and other receivables and the majority of amounts classified as non-current trade and other receivables approximates to their carrying value.

Credit risk related to receivables

Our Commercial team manages customer credit risk by reference to our established policy, procedures and controls. The team establishes credit limits for all of our customers. Where customers are rated by an independent credit rating agency, these ratings are used as a guide to set credit limits. Where there are no independent credit ratings available, we assess the credit quality of the customer through a credit rating model and assign appropriate credit limits. The Commercial team monitors outstanding customer receivables regularly and highlights any credit concerns to senior management. Receivables to high-risk customers are often secured by letters of credit or other forms of credit enhancement.

The expected credit loss on our trade receivable portfolio is insignificant.

18 Trade and other payables

Recognition and measurement

Trade payables are measured at amortised cost, with the exception of provisionally priced contracts which are held at fair value as per IFRS 9.

	2025			2024		
	Non-current US$m	**Current US$m**	**Total US$m**	Non-current US$m	Current US$m	Total US$m
Trade payables	**–**	**3,596**	**3,596**	–	3,196	3,196
Other financial payables	**177**	**1,261**	**1,438**	188	1,192	1,380
Other payables	**84**	**145**	**229**	42	143	185
Deferred income[(a)]	**428**	**493**	**921**	118	338	456
Accruals	**53**	**2,773**	**2,826**	–	1,751	1,751
Employee entitlements	**–**	**1,136**	**1,136**	–	920	920
Royalties and mining taxes	**3**	**713**	**716**	2	622	624
Amounts owed to equity accounted units	**237**	**16**	**253**	193	16	209
Total	**982**	**10,133**	**11,115**	543	8,178	8,721

(a) Deferred income includes contract liabilities of US$414 million (2024: US$358 million).

The fair value of trade payables and financial instruments within other financial payables approximates their carrying value.

Supplier finance arrangements

The Group participates in supplier finance arrangements with designated banks whereby suppliers may elect to receive early payment of their invoice from a third-party bank by factoring their receivable from Rio Tinto. These arrangements do not modify the terms of the original liability with respect to either counterparty terms, settlement date or amount due. Although they are open to a wide range of suppliers, we typically see a take-up for suppliers with payment terms ranging from 60 to 105 days, similar to the prior year. For comparable trade payables that are not part of supplier finance arrangements, the range of payment terms are similar. Use of the early settlement facility is voluntary and at the suppliers' discretion on an invoice-by-invoice basis. Financial liabilities subject to supplier finance arrangements, therefore, continue to be classified as trade payables with cash outflows showing within operating cash flows. There were no significant non-cash changes in the carrying amount of the trade payables included in the Group's supplier finance arrangements.

As at 31 December 2025, the carrying value of the financial liabilities that are part of supplier finance arrangements presented within trade payables amounts to US$622 million (2024: US$714 million), of which US$574 million (2024: US$603 million) relates to amounts that suppliers have already received as payment from the banks on the reporting date.

19 Other provisions

Recognition and measurement

Other provisions are recognised when it is more likely than not that we will become obliged, legally or constructively, to future expenditure because of a past event. The provision reflects the best estimate of the expenditure needed to settle the obligation which existed at the balance sheet date. Where there is sufficient objective evidence of reasonably expected future events (such as changes in technology and new legislation) we reflect this in the amounts recognised. Other provisions includes provision for legal claims, onerous contracts and claims for past royalties.

	2025 US$m	2024 US$m
Opening balance at 1 January	**1,107**	1,371
Adjustment on currency translation	**54**	(69)
Adjustments to mining properties/right-of-use assets:		
– increases to existing and new provisions	**24**	17
– change in discount rate	**–**	(2)
Charged/(credited) to profit:		
– increases to existing and new provisions	**418**	184
– change in discount rate	**–**	(7)
– unused amounts reversed	**(45)**	(104)
– exchange gain on provisions	**(6)**	–
– amortisation of discount	**10**	14
Utilised in year	**(402)**	(94)
Newly consolidated operations[(a)]	**375**	—
Transfers and other movements	**(59)**	(203)
Closing balance at 31 December	**1,476**	1,107
Balance sheet analysis:		
Current	**1,103**	792
Non-current	**373**	315
Total	**1,476**	1,107

(a) Newly consolidated operations relates to the acquisition of Arcadium Lithium plc. Refer to note 5 for details.

Our capital and liquidity

Our overriding objective when managing capital and liquidity is to safeguard the business as a going concern. Capital is allocated in a consistent and disciplined manner. Essential capital expenditure remains our priority for capital allocation. It includes sustaining capital to ensure the integrity of our assets, high-returning replacement projects and decarbonisation investment. This is followed by ordinary dividends within our well-established returns policy. We then test investment in compelling growth projects against debt management and additional cash returns to shareholders.

Our Board and senior management regularly review the capital structure and liquidity of the Group. They take into account our strategic priorities, the economic and business conditions, and any identified investment opportunities, along with the expected returns to shareholders. We expect total cash returns to shareholders over the longer term to be in a range of 40–60% of underlying earnings in aggregate through the cycle.

We consider various financial metrics when managing our capital structure and liquidity risk, including total capital, net debt, gearing, the overall level of borrowings and their maturity profile, liquidity levels, future cash flows, underlying EBITDA and interest cover ratios.

Our total capital as at 31 December is shown in the table below.

	Note	2025 US$m	2024 US$m
Equity attributable to owners of Rio Tinto (see consolidated balance sheet)		**62,203**	55,246
Equity attributable to non-controlling interests (see consolidated balance sheet)		**4,821**	2,719
Net debt	20	**14,362**	5,491
Total capital		**81,386**	63,456

We have access to various forms of financing including corporate bonds issued in debt capital markets through our US Shelf and Euro Medium Term Note Programmes, commercial paper, project finance, bank loans and credit facilities.

On 6 March 2025, we drew the US$7 billion bridge loan facility to fund the acquisition of Arcadium Lithium plc. Refer to note 5 for further details. The facility was subsequently repaid on 19 March 2025 following our US$9 billion bond issuance of fixed and floating rate SEC-registered debt securities on 14 March 2025. The Group also has an existing US$7.5 billion multi-currency revolving credit facility which matures in November 2028. This facility remained undrawn throughout the year. At 31 December 2025, the Group's subsidiaries had aggregate committed borrowing facilities of US$742 million (2024: US$738 million) available. These amounts are available for use by the respective holders of each facility only and are not available for use across the Group.

Our credit ratings as at 31 December, as provided by Standard & Poor's, Fitch Ratings Limited[(a)] and Moody's Investor Services, were:

	2025	2024
Long-term rating	**A/A/A1**	A/NR/A1
Short-term rating	**A-1/F1/P-1**	A-1/NR/P-1
Outlook	**Stable/Stable/Stable**	Stable/NR/Stable

(a) The Group did not have a solicited credit rating (NR) from Fitch Ratings Limited as at 31 December 2024.

Our unified credit status is maintained through cross guarantees, which means the contractual obligations of each of Rio Tinto plc and Rio Tinto Limited are automatically guaranteed by the other.

Financial liability analysis

In the table below, we summarise the maturity profile of our financial liabilities on our balance sheet based on contractual undiscounted payments as at 31 December. When the amount payable is not fixed, the amount disclosed is determined by reference to the conditions existing at the end of the reporting period. This will, therefore, not necessarily agree with the amounts disclosed as the carrying value.

	2025					2024				
(Outflows)/Inflows	**Within 1 year or on demand US$m**	**Between 1 and 2 years US$m**	**Between 2 and 5 years US$m**	**After 5 years US$m**	**Total US$m**	Within 1 year or on demand US$m	Between 1 and 2 years US$m	Between 2 and 5 years US$m	After 5 years US$m	Total US$m
Non-derivative financial liabilities										
Trade and other financial payables[(a)]	**(7,374)**	**(82)**	**(31)**	**(354)**	**(7,841)**	(6,032)	(30)	(43)	(307)	(6,412)
Expected lease liability payments	**(581)**	**(376)**	**(489)**	**(428)**	**(1,874)**	(398)	(306)	(488)	(551)	(1,743)
Borrowings before swaps	**(738)**	**(1,158)**	**(6,298)**	**(13,906)**	**(22,100)**	(185)	(630)	(3,007)	(8,854)	(12,676)
Expected future interest payments[(a)]	**(1,182)**	**(1,188)**	**(2,911)**	**(8,256)**	**(13,537)**	(748)	(729)	(1,873)	(4,260)	(7,610)
Other financial liabilities	**(66)**	**–**	**–**	**–**	**(66)**	–	–	–	–	–
Derivative financial liabilities[(b)]										
Derivatives related to net debt – net settled	**(34)**	**(34)**	**(35)**	**1**	**(102)**	(78)	(50)	(86)	(17)	(231)
Derivatives related to net debt – gross settled[(a)]										
– gross inflows	**27**	**27**	**728**	**–**	**782**	13	25	701	–	739
– gross outflows	**(34)**	**(34)**	**(875)**	**–**	**(943)**	(34)	(34)	(909)	–	(977)
Derivatives not related to net debt – net settled	**(176)**	**(105)**	**(219)**	**(59)**	**(559)**	(81)	(33)	(117)	(149)	(380)
Derivatives not related to net debt – gross settled										
– gross inflows	**136**	**–**	**–**	**–**	**136**	240	–	–	–	240
– gross outflows	**(137)**	**–**	**–**	**–**	**(137)**	(240)	–	–	–	(240)
Total	**(10,159)**	**(2,950)**	**(10,130)**	**(23,002)**	**(46,241)**	(7,543)	(1,787)	(5,822)	(14,138)	(29,290)

(a) The interest payable at the year end is removed from trade and other financial payables and shown within expected future interest payments and derivatives related to net debt. Interest payments have been projected using interest rates applicable at the end of the applicable financial year. Where debt is subject to variable interest rates, future interest payments are subject to change in line with market rates.

(b) The maturity grouping is based on the earliest payment date.

Our weighted average debt maturity including leases and derivatives related to debt was approximately 11 years (2024: 11 years).

20 Net debt

Analysis of changes in net debt

	2025					
	Financial liabilities			Other assets		
	Borrowings excluding overdrafts (note 21)[a] US$m	Lease liabilities (note 22)[b] US$m	Derivatives related to net debt (note 24)[c] US$m	Cash and cash equivalents including overdrafts (note 23)[a] US$m	Other investments (note 24)[d] US$m	Net debt US$m
At 1 January	**(12,431)**	**(1,413)**	**(343)**	**8,484**	**212**	**(5,491)**
Foreign exchange adjustment	**(53)**	**(60)**	**46**	**95**	**14**	**42**
Net cash movements excluding exchange movements	**(7,816)**	**522**	**(14)**	**(7)**	**131**	**(7,184)**
Newly consolidated operations[e]	**(1,553)**	**(46)**	**–**	**293**	**–**	**(1,306)**
Other non-cash movements	**(71)**	**(589)**	**231**	**–**	**6**	**(423)**
At 31 December	**(21,924)**	**(1,586)**	**(80)**	**8,865**	**363**	**(14,362)**

	2024					
	Financial liabilities			Other assets		
	Borrowings excluding overdrafts (note 21)[a] US$m	Lease liabilities (note 22)[b] US$m	Derivatives related to net debt (note 24)[c] US$m	Cash and cash equivalents including overdrafts (note 23)[a] US$m	Other investments (note 24)[d] US$m	Net debt US$m
At 1 January	(13,000)	(1,351)	(429)	9,672	877	(4,231)
Foreign exchange adjustment	57	69	(30)	(99)	(1)	(4)
Cash movements excluding exchange movements	494	455	104	(1,089)	(675)	(711)
Other non-cash movements	18	(586)	12	–	11	(545)
At 31 December	(12,431)	(1,413)	(343)	8,484	212	(5,491)

(a) Borrowings excluding overdrafts of US$21,924 million (2024:US$12,431 million) differs from Borrowings on the balance sheet as it excludes bank overdrafts of US$7 million (2024: US$11 million) which has been included in cash and cash equivalents for the net debt reconciliation.

(b) Other non-cash movements in lease liabilities include the net impact of additions, modifications and terminations during the year.

(c) Included within derivatives related to net debt are interest rate and cross-currency interest rate swaps that are in hedge relationships with the Group's debt.

(d) Other investments includes US$363 million of term deposits with a maturity greater than 3 months. In 2024, the entire balance of US$212 million comprised highly liquid financial assets held in a separately managed portfolio of fixed income instruments, classified as held for trading.

(e) This relates to our acquisition of Arcadium Lithium plc. Refer to note 5 for details.

The table below summarises, by currency, our net debt, after taking into account relevant cross-currency interest rate swaps and foreign exchange contracts:

	2025						2024
Net debt by currency	Borrowings excluding overdrafts US$m	Lease liabilities US$m	Derivatives related to net debt US$m	Cash and cash equivalents US$m	Other investments US$m	Net debt US$m	Net debt US$m
US dollar	**(21,674)**	**(707)**	**(80)**	**7,921**	**–**	**(14,540)**	(5,743)
Australian dollar	**(64)**	**(495)**	**–**	**310**	**363**	**114**	128
Canadian dollar	**(186)**	**(167)**	**–**	**97**	**–**	**(256)**	(235)
South African rand	**–**	**(2)**	**–**	**147**	**–**	**145**	165
Other	**–**	**(215)**	**–**	**390**	**–**	**175**	194
Total	**(21,924)**	**(1,586)**	**(80)**	**8,865**	**363**	**(14,362)**	(5,491)

21 Borrowings

Recognition and measurement

Borrowings are recognised initially at fair value, net of transaction costs incurred, and are subsequently measured at amortised cost. Our policy is to predominantly borrow in US dollars (USD) at floating interest rates, either directly or through the use of derivatives, as:

- the majority of our sales are in USD
- historically a lower cost of borrowing has been observed from maintaining a floating rate exposure
- historically there has been a correlation between interest rates and commodity prices.

For bonds with fixed interest rates, we generally enter into interest rate swaps to convert them to floating rates. The tenor of the interest rate swaps is sometimes shorter than the tenor of the bond which means we remain exposed to long-term fixed-rate funding. As interest rate swaps mature, new medium-dated swaps are generally transacted to maintain this floating rate exposure; however, we may elect to maintain a proportion of fixed-rate funding after considering market conditions, the cost and form of funding, and other related factors.

We have designated the swaps to be in fair value hedge relationships with the corresponding period of future interest payments of the respective debt.

Where we borrow non-US denominated debt, we generally enter into cross-currency interest rate swaps to convert the principal and fixed interest coupon to a USD nominal with a USD interest coupon.

21 Borrowings *continued*

Borrowings

The characteristics and carrying value of the Group's borrowings at 31 December are summarised below.

	Carrying value 2025 US$m	Carrying value 2024 US$m	**Nominal value of hedged item 2025 US$m**	Nominal value of hedged item 2024 US$m	Weighted average interest rate after swaps (where applicable)	Swap maturity (where applicable)
Rio Tinto Finance (USA) plc Bonds 4.375% due 2027[a][b]	**499**	–	**–**	–		
Rio Tinto Finance (USA) plc Bonds SOFR plus 0.84% due 2028[a][b]	**500**	–	**–**	–		
Rio Tinto Finance (USA) plc Bonds 4.5% due 2028[a][b]	**748**	–	**–**	–		
Rio Tinto Finance (USA) Limited Bonds 7.125% due 2028[a]	**786**	780	**750**	750	3 month SOFR +3.54%	2028
Alcan Inc. Debentures 7.25% due 2028[a]	**102**	101	**100**	100	6 month SOFR +3.33%	2028
Rio Tinto Finance plc Sterling Bonds 4.0% due 2029[a][c]	**672**	624	**–**	–		
Rio Tinto Finance (USA) plc Bonds 4.875% due 2030[a][b]	**1,754**	–	**1,250**	–	6 month SOFR + 1.30%	2030
Alcan Inc. Debentures 7.25% due 2031[a]	**415**	402	**400**	400	6 month SOFR +3.46%	2031
Rio Tinto Finance (USA) plc Bonds 5.0% due 2032[a][b]	**1,258**	–	**1,250**	–	6 month SOFR + 1.18%	2032
Rio Tinto Finance (USA) plc Bonds 5.0% due 2033[a]	**658**	646	**650**	650	6 month SOFR + 0.96%	2026/2033
Alcan Inc. Global Notes 6.125% due 2033[a]	**754**	731	**750**	750	6 month SOFR +2.26%	2033
Alcan Inc. Global Notes 5.75% due 2035[a]	**296**	287	**300**	300	6 month SOFR +1.83%	2035
Rio Tinto Finance (USA) plc Bonds 5.25% due 2035[a][b]	**1,737**	–	**1,750**	–	6 month SOFR + 1.48%	2035
Rio Tinto Finance (USA) Limited Bonds 5.2% due 2040[a]	**1,174**	1,142	**1,150**	1,150	6 month SOFR +1.18%	2033
Rio Tinto Finance (USA) plc Bonds 4.75% due 2042[a]	**494**	492	**500**	500	6 month SOFR + 0.65%	2026
Rio Tinto Finance (USA) plc Bonds 4.125% due 2042	**732**	732	**–**	–		
Rio Tinto Finance (USA) Limited Bonds 2.75% due 2051[a]	**1,157**	1,103	**1,250**	1,250	6 month SOFR +1.57%	2028
Rio Tinto Finance (USA) plc Bonds 5.125% due 2053[a]	**1,127**	1,097	**1,100**	1,100	6 month SOFR +0.76%	2033
Rio Tinto Finance (USA) plc Bonds 5.75% due 2055[a][b]	**1,729**	–	**1,750**	–	6 month SOFR + 1.95%	2034
Rio Tinto Finance (USA) plc Bonds 5.875% due 2065[a][b]	**744**	–	**750**	–	6 month SOFR + 2.07%	2035
Listed bonds[d]	**17,336**	8,137				
Oyu Tolgoi LLC MIGA Insured Loan SOFR plus 2.65% due 2032[e][f]	**588**	603				
Oyu Tolgoi LLC Commercial Banks "B Loan" SOFR plus 3.4% due 2032[e][f]	**1,355**	1,392				
Oyu Tolgoi LLC Export Credit Agencies Loan 4.72% due 2033[e][f]	**244**	249				
Oyu Tolgoi LLC Export Credit Agencies Loan SOFR plus 3.65% due 2034[e][f]	**796**	816				
Oyu Tolgoi LLC International Financial Institutions "A Loan" SOFR plus 3.78% due 2035[e][f]	**772**	792				
Oyu Tolgoi project finance[d]	**3,755**	3,852				
Other secured loans	**39**	93				
Other unsecured loans	**794**	349				
Bank overdrafts	**7**	11				
Other borrowings[d]	**840**	453				
Total borrowings[g]	**21,931**	12,442				
Comprising:						
Current borrowings	**733**	180				
Non-current borrowings	**21,198**	12,262				
Total borrowings[g]	**21,931**	12,442				

(a) The fair value movements of our borrowings and interest rate swaps that are in fair value hedge relationships are included in note 9.

(b) On 14 March 2025, we issued US$9 billion of fixed and floating rate SEC-registered debt securities. The proceeds from the bond issuance, net of issuance costs and discount, were partly used to repay our US$7 billion bridge loan facility which was drawn on 6 March 2025 to fund the acquisition of Arcadium Lithium plc. Refer to note 5 for further details.

(c) Rio Tinto has a US$10 billion (2024: US$10 billion) Euro Medium Term Note Programme against which the cumulative amount utilised was US$674 million equivalent at 31 December 2025 (2024: US$626 million). The carrying value of these bonds after hedge accounting adjustments amounted to US$672 million (2024: US$624 million) in aggregate.

(d) Our listed bonds have a fair value of US$17,148 million (2024: US$7,702 million) and are categorised as level 1 in the fair value hierarchy, while those relating to project finance drawn down by Oyu Tolgoi (fair value of US$3,990 million 2024: US$4,103 million) use a number of level 3 valuation inputs. Our remaining borrowings have a fair value of US$795 million (2024: US$416 million), and are categorised as level 2 in the fair value hierarchy. The fair values of some of our financial instruments approximate their carrying values because of their short maturity, or because they carry floating rates of interest.

(e) These borrowings relate to the Oyu Tolgoi LLC project finance facility and the due dates stated represent the final repayment date. The interest rates stated are pre-completion and will increase by 1.2% post-completion, which is expected to take place in 2029, subject to meeting certain conditions.

(f) Our bank borrowings in Oyu Tolgoi (OT) are subject to financial covenants which require that OT maintains a certain level of debt-equity ratio and a debt service coverage ratio. These covenants are tested at the end of each month. Based on our forecasting, we consider this risk of non-compliance with these covenants to be remote.

(g) The Group's borrowings of US$21,931 million (2024: US$12,442 million) include US$3,795 million (2024: US$3,945 million) of subsidiary entity borrowings that are subject to various financial and general covenants with which the respective borrowers were in compliance as at 31 December 2025 and are expected to be in compliance within 12 months after the reporting date. The non-compliance with these covenants, if not remediated, could permit the lender to immediately call the loan and borrowings.

22 Leases

Recognition and measurement

IFRS 16 applies to the recognition, measurement, presentation and disclosure of leases. Certain leases are exempt from the standard, including leases to explore for or use minerals, oil, natural gas and similar non-regenerative resources. We apply the scope exemptions in paragraphs 3(e) and 4 of IFRS 16 and do not apply the standard to leases of any assets which would otherwise fall within the scope of IAS 38 "Intangible Assets".

A significant proportion of our lease arrangements relate to dry bulk vessels and office properties. Other leases include land and non-mining rights, warehouses, ports, equipment and vehicles.

We recognise all lease liabilities and corresponding right-of-use assets on the balance sheet, with the exception of short-term (12 months or fewer) and low-value leases, where payments are expensed as incurred. Lease liabilities are recorded at the present value of fixed payments; variable lease payments that depend on an index or rate; amounts payable under residual value guarantees; and extension options expected to be exercised. Where a lease contains an extension option that we can exercise without negotiation, lease payments for the extension period are included in the liability if we are reasonably certain that we will exercise the option. Variable lease payments not dependent on an index or rate are excluded from the calculation of lease liabilities at initial recognition. Payments are discounted at the incremental borrowing rate of the lessee, unless the interest rate implicit in the lease can be readily determined. For lease agreements relating to vessels, ports and properties, non-lease components are excluded from the future lease payments and recorded separately within operating costs as services are being provided. The lease liability is measured at amortised cost using the effective interest method. The right-of-use asset arising from a lease arrangement at initial recognition reflects the lease liability, initial direct costs, lease payments made before the commencement date of the lease, and capitalised provision for dismantling and restoration of the underlying asset, less any lease incentives.

We recognise depreciation on right-of-use assets and interest on lease liabilities in the income statement over the lease term. Repayments of lease liabilities are separated into a principal portion (presented within financing activities) and an interest portion (which the Group presents in operating activities) in the cash flow statement. Payments made before the commencement date are included within financing activities unless they in substance represent investing cash flows, for example where pre-commencement cash flows are significant relative to aggregate cash flows of the leasing arrangement.

Other relevant judgements	Accounting for renewable power purchase agreements
We have to apply judgement for certain contractual arrangements, such as renewable energy power purchase agreements (PPAs), in evaluating whether we have the right to obtain substantially all of the economic benefits from the use of the renewable energy assets, including the right to obtain physical energy these assets generate. Based on our evaluation, we determine whether an arrangement is a lease, an executory contract or a derivative. An immaterial amount was recognised as a lease at both 31 December 2025 and 31 December 2024 for a fixed component of the QMM renewable PPA. The Amrun and Jinbi renewable PPAs are leases which have not yet commenced, and are included in our decarbonisation capital commitments (note 37).	

Lessee arrangements

We have made the following payments during the year associated with leases:

Description of payment	Included within	**2025 US$m**	2024 US$m
Principal lease payments	Cash flows from financing activities	**522**	455
Interest payments on leases	Cash flows from operating activities	**67**	67
Short life leases	Net operating costs	**269**	217
Variable lease components	Net operating costs	**84**	46
Low value leases (>12 months in duration)	Net operating costs	**3**	3
Total lease payments		**945**	788

Lease liabilities

The maturity profile of lease liabilities recognised at 31 December is:

	2025 US$m	2024 US$m
Lease liabilities		
Due within 1 year	**581**	398
Between 1 and 3 years	**614**	513
Between 3 and 5 years	**251**	281
More than 5 years	**428**	551
Total undiscounted cash payments expected to be made	**1,874**	1,743
Effect of discounting	**(288)**	(330)
Present value of minimum lease payments	**1,586**	1,413
Comprising:		
Current lease liabilities per the balance sheet	**524**	354
Non-current lease liabilities per the balance sheet	**1,062**	1,059
Total lease liabilities	**1,586**	1,413

At 31 December 2025, commitments for leases not yet commenced were US$785 million (2024: US$405 million) and commitments relating to short-term leases which had already commenced were US$217 million (2024: US$182 million). These commitments are not included in the maturity profile table above.

23 Cash and cash equivalents

Recognition and measurement

For the purpose of the balance sheet, cash and cash equivalents covers cash on hand, deposits held with banks for less than 3 months, and short-term, highly liquid investments (mainly money market funds and reverse repurchase agreements) that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value. Bank overdrafts are shown as current liabilities on the balance sheet. For the purposes of the cash flow statement, cash and cash equivalents are shown net of overdrafts.

	Note	2025 US$m	2024 US$m
Cash at bank and in hand		**2,546**	2,330
Money market funds, reverse repurchase agreements and other cash equivalents		**6,326**	6,165
Total cash and cash equivalents per consolidated balance sheet		**8,872**	8,495
Bank overdrafts repayable on demand (unsecured)	21	**(7)**	(11)
Total cash and cash equivalents per consolidated cash flow statement		**8,865**	8,484

Restricted cash and cash equivalent analysis

Cash and cash equivalents of US$515 million (2024: US$515 million) are held in countries where there are restrictions on remittances. Of this balance, US$70 million (2024: US$194 million) could be used to repay subsidiaries' third-party borrowings.

There are also restrictions on a further US$1,453 million (2024: US$1,150 million) of cash and cash equivalents, the majority of which is held by partially owned subsidiaries and is not available for use in the wider Group due to legal and contractual restrictions currently in place. Of this balance, US$969 million (2024: US$157 million) could be used to repay these subsidiaries' third-party borrowings.

Credit risk related to cash and cash equivalents

Our Treasury team manages credit risk from our investing activities in accordance with a credit risk framework which sets the risk appetite. We make investments of surplus funds only with approved investment grade (BBB+ and above) counterparties who have been assigned specific credit limits. The limits are set to minimise the concentration of credit risk and therefore mitigate the potential for financial loss through counterparty failure.

At 31 December 2025, we held US$1,114 million (2024: nil) of reverse repurchase agreements, measured at amortised cost and reported within cash and cash equivalents as they are highly liquid products maturing within 3 months. As at 31 December 2025, we accepted collateral of investment-grade quality in respect of these reverse repurchase agreements, with a fair value of US$1,165 million (2024: nil). Collateral is not recognised on our balance sheet and if the counterparty were to default we would be able to sell it.

24 Other financial assets and liabilities

Recognition and measurement

Derivatives are measured at fair value through profit or loss unless they are designated as hedging instruments. For details about our hedging strategy and risks, refer to note 25. The Group has made an irrevocable choice to measure investments in equity shares at fair value through other comprehensive income (FVOCI) except for those held for trading purposes.

Other financial assets

	2025			2024		
	Non-current US$m	**Current US$m**	**Total US$m**	Non-current US$m	Current US$m	Total US$m
Derivatives not related to net debt	**148**	**23**	**171**	39	49	88
Derivatives related to net debt	**148**	**3**	**151**	24	–	24
Equity shares and quoted funds	**317**	**1**	**318**	255	24	279
Other investments, including loans[(a)]	**286**	**547**	**833**	263	346	609
Loans to equity accounted units[(b)]	**800**	**–**	**800**	509	–	509
Total other financial assets	**1,699**	**574**	**2,273**	1,090	419	1,509

(a) Current "Other investments, including loans" include US$363 million of term deposits with a maturity greater than 3 months. In 2024, this balance included US$212 million of highly liquid financial assets held in a separately managed portfolio of fixed income instruments, classified as held for trading. Both of these investments are included within our net debt definition.

(b) This relates to loans of US$842 million due from WCS Rail and Port Holding Entities, net of expected credit loss.

Credit risk related to other financial assets

Our Treasury team manages credit risk in relation to applicable other financial assets in accordance with our counterparty credit framework (which is reviewed biannually) to minimise our counterparty risk and mitigate financial loss through counterparty failure. Derivatives and investments with any given counterparty are required to be within the credit limit (based on a quantitative credit risk model) for that counterparty as approved by the Group's Financial Risk Management Committee. Our investments are dictated by the Group's investment policy which sets out a number of criteria for eligible investments, including credit quality, duration, maturity and concentration limits.

Other financial liabilities

	2025			2024		
	Non-current US$m	**Current US$m**	**Total US$m**	Non-current US$m	Current US$m	Total US$m
Derivatives not related to net debt	**324**	**183**	**507**	252	84	336
Derivatives related to net debt	**231**	**–**	**231**	339	28	367
Other financial liabilities	**–**	**66**	**66**	–	–	–
Total other financial liabilities	**555**	**249**	**804**	591	112	703

24 Other financial assets and liabilities *continued*

Offsetting and enforceable master netting agreements

When we have a legally enforceable right to set-off our financial assets and liabilities and an intention to settle on a net basis, or realise the asset and settle the liability simultaneously, we report the net amount in the consolidated balance sheet. Agreements with derivative counterparties are based on the International Swaps and Derivatives Association master netting agreements that do not meet the criteria for offsetting, but allow for the related amounts to be set-off in certain circumstances. During the year, there were no material amounts offset in the balance sheet.

25 Financial instruments and risk management

Recognition and measurement

We classify our financial assets into those held at amortised cost and those to be measured at fair value either through the profit and loss (FVTPL) or through other comprehensive income (FVOCI) based on the business model for managing the financial assets and the contractual terms of the cash flows.

Classification of financial asset	Amortised cost	Fair value through profit and loss	Fair value through other comprehensive income
Recognition and initial measurement	At initial recognition, trade receivables that do not have a significant financing component are recognised at their transaction price. Other financial assets are initially recognised at fair value plus related transaction costs.	The asset is initially recognised at fair value with transaction costs immediately expensed to the income statement.	The asset is initially recognised at fair value.
Subsequent measurement	Amortised cost using the effective interest method.	Fair value movements are recognised in the income statement.	Fair value gains or losses on revaluation of such equity investments, including any foreign exchange component, are recognised in other comprehensive income. Dividends are recognised in the income statement when the right to receive payment is established.
Derecognition	Any gain or loss on derecognition or modification of a financial asset held at amortised cost is recognised in the income statement.	Not applicable.	When the equity investment is derecognised, there is no recycling of fair value gains or losses previously recognised in other comprehensive income to the income statement.

Borrowings and other financial liabilities (including trade payables but excluding derivative liabilities) are recognised initially at fair value, net of transaction costs incurred, and are subsequently measured at amortised cost.

Financial risk management objectives

Our financial risk management objectives are:

- to have in place a robust capital structure to manage the organisation through the cycle
- to allow our financial exposures, mainly commodity price, foreign exchange and interest rates to, in general, float with the market.

Our Treasury and Commercial teams manage the following key economic risks generated from our operations:

- capital and liquidity risk
- credit risk
- interest rate risk
- commodity price risk
- foreign exchange risk.

These teams operate under a strong control environment, within approved limits.

(i) Capital and liquidity risk

Our capital and liquidity risk arises from the possibility that we may not be able to settle or meet our obligations as they fall due. Refer to our capital and liquidity section on page 199.

As disclosed in note 18, under the supplier finance arrangements, the Group makes payments to participating banks on the same date as stated on the vendor's invoice, and as such these arrangements do not give rise to additional liquidity risk.

(ii) Credit risk

Credit risk is the risk that our customers, or institutions that we hold investments with, are unable to meet their contractual obligations. We are exposed to credit risk in our operating activities (primarily from customer trade receivables); and from our investing activities that include government securities (primarily US Government), corporate and asset-backed securities, reverse repurchase agreements, money market funds, and balances with banks and financial institutions. Refer to note 17, note 23 and note 24 for an understanding of the size of, and the credit risk related to, each balance.

(iii) Interest rate risk

Our interest rate management policy is generally to borrow and invest at floating interest rates. However, we may elect to maintain a proportion of fixed-rate funding after considering market conditions, the cost and form of funding, and other related factors. After the impact of hedging, 76% (2024: 76%) of our borrowings (including leases) were at floating rates. To understand how we manage interest rate risk, refer to note 21.

25 Financial instruments and risk management *continued*

Sensitivity to interest rate changes

Based on our floating rate financial instruments outstanding at 31 December 2025, the effect on our net earnings of a 100 basis point increase in US dollar Secured Overnight Financing Rate (SOFR) interest rates, with all other variables held constant, would be an expense of US$72 million (2024: US$23 million). This reflects the net debt position in 2025 and 2024.

We are also exposed to interest rate volatility within shareholders' equity. This is because we have designated some cross-currency interest rate swaps to be in a cash flow hedge relationship with our 2029 British pound sterling (GBP) bond. As we receive fixed GBP interest and pay fixed USD interest, any change in the GBP interest rate or the USD interest rate will have an impact on the fair value of the derivative within shareholders' equity. With all factors remaining constant, a 100 basis point increase in interest rates in each of the currencies in isolation would impact equity, before tax, by a charge of US$24 million (2024: US$27 million) for GBP and a credit of US$29 million (2024: US$35 million) for USD. A 100 basis point decrease would have broadly the same impact in the opposite direction.

(iv) Commodity price risk

Our broad commodity base means our exposure to commodity prices is diversified. Our normal policy is to sell our products at prevailing market prices. For certain physical commodity transactions for which the price was fixed at the contract date, we enter into derivatives to achieve the prevailing market prices at the point of revenue recognition. We do not generally consider that using derivatives to fix commodity prices would provide a long-term benefit to our shareholders.

Exceptions to this rule are subject to limits, and to defined market risk tolerances and internal controls.

Substantially all iron ore and aluminium sales are reflected at final prices at each reporting period. Final prices for copper concentrate, however, are normally determined between 30 and 180 days after delivery to our customer.

At 31 December 2025, we had 200 million pounds of copper sales (31 December 2024: 186 million pounds) which were provisionally priced at US 566 cents per pound (2024: US 397 cents per pound). The final price of these sales will be determined during the first half of 2026. A 10% change in the price of copper realised on the provisionally priced sales, with all other factors held constant, would increase or reduce net earnings by US$63 million (2024: US$46 million).

Power costs represent a significant portion of costs in our aluminium business and, therefore, we are exposed to fluctuations in power prices. To mitigate our exposure to changes in the relationship between aluminium prices and power prices, we have a number of power purchase contracts that are directly linked to the daily official LME cash ask price for high-grade aluminium (LME price) and to the US Midwest Transaction Premium (Midwest premium). We have also entered into renewable power purchase agreements (PPAs), which are contract for differences (CfD) and are accounted for as derivatives.

In accordance with IFRS 9, we apply hedge accounting to embedded derivatives (forward contract and options) within some of our power contracts and renewable power purchase agreements. The following table summarises these hedging relationships.

	Embedded derivatives separated from aluminium power contracts	Renewable power purchase agreements
Hedging instrument	Nominal aluminium forward sales	Power purchase agreement
Hedged item	Highly probably forecast aluminium sales priced using LME price and Midwest premium	Highly probable future energy purchases at spot electricity prices
Hedging ratio	1:1	
Accounting treatment of ineffective portion and source of ineffectiveness	Differences in the timing of the cash flows between the hedged item and the hedging instrument, non-zero initial fair value of the hedging instrument, the existence of a cap on the Midwest premium in the hedging instrument and counterparty credit risk.	Credit risk of supplier/Rio Tinto, unexpected escalation in CPI/ aluminium prices.
	Hedge ineffectiveness is included in "net operating costs" (within "other external costs" - refer to note 7) in the income statement.	
Accounting treatment of effective portion	The effective portion of the change in the fair value of the hedging instrument is included in other comprehensive income, and is accumulated in the cash flow hedge reserve. The amount that is recognised in other comprehensive income is limited to the lesser of the cumulative change in the fair value of the hedging instrument and the cumulative change in the fair value of the hedged item, in absolute terms.	
	On realisation of the hedges, realised amounts are reclassified from reserves to consolidated sales revenue in the income statement.	On realisation of the hedges, realised amounts are reclassified from reserves to power cost in the income statement.

We held the following nominal volumes in embedded derivatives in aluminium power contracts and renewable power purchase agreements as at 31 December:

	2025					2024				
Nominal aluminium forward sales embedded in power contracts	**Within 1 year**	**Between 1 and 5 years**	**Between 5 and 10 years**	**After 10 years**	**Total**	Within 1 year	Between 1 and 5 years	Between 5 and 10 years	After 10 years	Total
Nominal amount (tonnes)	**71,509**	**208,208**	**–**	**–**	**279,717**	73,117	286,455	–	–	359,572
Nominal amount (US$m)	**174**	**524**	**–**	**–**	**698**	174	716	–	–	890
Nominal future energy purchase in power purchase agreements										
Nominal amount (GW)	**5**	**20**	**25**	**44**	**94**	5	20	25	49	99
Nominal amount (US$m)	**197**	**818**	**1,134**	**2,294**	**4,443**	191	774	1,045	2,422	4,432

25 Financial instruments and risk management *continued*

The impact on our financial statements of these hedging instruments and hedging items are:

	Hedging instrument				Hedged item			
	Nominal US$m	Carrying amount[(a)] US$m	Change in fair value in the period US$m	Cash flow hedge reserve[(b)] US$m	Change in fair value in the period US$m	Total hedging gains/(losses) recognised in reserves US$m	Hedge ineffectiveness in the period gains US$m	(Gains)/losses reclassified from reserves to income statement US$m
	Nominal aluminium forward sales				Highly probable forecast aluminium sales			
2025	**698**	**(216)**	**(135)**	**(159)**	**406**	**(135)**	**–**	**20**
2024	890	(113)	42	(39)	(26)	42	–	5
	Power purchase agreements				Highly probable future energy purchases			
2025	**4,443**	**(2)**	**39**	**(2)**	**5**	**139**	**93**	**(133)**
2024	4,432	(41)	(41)	(7)	(7)	(7)	36	–

(a) The carrying amount of US$218 million (2024: US$154 million) is shown within "Other financial assets and liabilities".
(b) The difference between this amount and the total cash flow hedge reserve of the Group (shown in note 36) relates to our cash flow hedge on the sterling bond (refer to interest rate risk section).

There was no cost of hedging recognised in 2025 (2024: no cost) relating to this hedging relationship.

Key accounting estimate | Power related commodity derivatives

The table below summarises the impact that changes in aluminium market prices have on aluminium forward and option contracts embedded in power supply agreements, and changes in forward electricity price curves have on renewable PPAs outstanding at 31 December 2025. Any change in price will result in an offsetting change in our future earnings.

		Embedded derivatives in aluminium power contracts		Renewable power purchase agreements	
	Change in market prices	**2025 US$m**	2024 US$m	**2025 US$m**	2024 US$m
Effect on net earnings	**+10 %**	**(42)**	(42)	**–**	42
	(10)%	**31**	69	**(87)**	11
Effect on equity	**+10 %**	**(64)**	(68)	**262**	205
	(10)%	**65**	42	**(175)**	(258)

We exclude our "own use contracts" from this sensitivity analysis as they are outside the scope of IFRS 9. Our business units continue to hold these types of contracts to satisfy their expected purchase, sale or usage requirements.

Impact of climate change on our business | Renewable power purchase agreements

As part of the program to develop renewable energy solutions for our Queensland aluminium assets, we entered into long-term renewable 2.2 GW PPAs to buy renewable electricity and associated carbon credits to be generated in the future from the Upper Calliope solar farm and the Bungaban wind farm. In 2025, we entered into 2 long term hybrid services agreements with Edify Energy for a total combined capacity of 574 MW solar farm paired with battery energy storage systems. In 2024, our New Zealand Aluminium Smelters signed long term PPAs with electricity generators for a total of 572 MW of a diversified mix of renewable electricity. We also signed PPAs with the Monte Cristo and Monarch Creek wind farm in the US. Renewable power purchase agreements are recorded as derivatives, with net fair value of US$29 million (asset) recognised in the current year (2024: US$111 million (liability)) and require complex derivative measurement over the contract's term categorised under level 3 with significant unobservable inputs related to future energy prices.

(v) Foreign exchange risk

The broad geographic spread of our sales and operations means that our earnings, cash flows and shareholders' equity are influenced by a wide variety of currencies. The majority of our sales are denominated in USD.

Our operating costs are influenced by the currencies of those countries where our mines and processing plants are located, and by those currencies in which we buy imported equipment and services. The USD, the Australian dollar (AUD) and the Canadian dollar (CAD) are the most important currencies influencing our costs. In any particular year, currency fluctuations may have a significant impact on our financial results. A strengthening of the USD against the currencies in which our costs are partly denominated has a positive effect on our net earnings. However, a strengthening of the USD reduces the value of non-USD denominated net assets, and therefore total equity.

In most cases, our debt and other financial assets and liabilities, including intragroup balances, are held in the functional currency of the relevant subsidiary. There are instances where these balances are held in currencies other than the functional currency of the relevant subsidiary. This means we recognise exchange gains and losses in our income statement (except where they can be taken to equity) as these balances are translated into the functional currency of the relevant subsidiary. Our income statement also includes exchange gains and losses arising on USD net debt and intragroup balances. On consolidation, these balances are retranslated to our USD presentational currency and there is a corresponding and offsetting exchange difference recognised directly in the currency translation reserve. There is no impact on total equity.

Under normal market conditions, we do not consider that active currency hedging of transactions would provide long-term benefits to shareholders. We review our exposure on a regular basis and will undertake hedging if deemed appropriate. We may deem currency protection measures appropriate in specific commercial circumstances. Capital expenditures and other significant financial items such as acquisitions, disposals, tax and dividend cash flows may be economically hedged.

25 Financial instruments and risk management *continued*

Sensitivity analysis

The table below shows the estimated retranslation effect on financial assets and financial liabilities at 31 December, including intragroup balances, of a 10% strengthening in the closing exchange rate of the USD against significant currencies. We deem 10% to be the annual exchange rate movement that is reasonably probable (on an annual basis over the long run) for any of our significant currencies and therefore an appropriate representation for the sensitivity analysis.

	2025			2024		
Currency exposure	Closing exchange rate US cents	Effect on net earnings US$m	Impact directly on equity US$m	Closing exchange rate US cents	Effect on net earnings US$m	Impact directly on equity US$m
Australian dollar	67	376	(1,090)	62	391	(977)
Canadian dollar	73	(487)	–	70	(362)	–

We calculate sensitivities in relation to the functional currencies of our individual entities. We translate the impact of these on net earnings into USD at the exchange rates on which the sensitivities are based. The impact to net earnings associated with a 10% weakening of a particular currency, shown above, is broadly offset within equity through movements in the currency translation reserve and therefore generally has no impact on our net assets. The offsetting currency translation movement is not shown in the table above. The impact is expressed in terms of the effect on net earnings and equity, assuming that each exchange rate moves in isolation. The sensitivities are based on financial assets and financial liabilities held at 31 December, where balances are not denominated in the functional currency of the subsidiary or joint operation, and exclude financial assets and liabilities held by equity accounted units. These balances will not remain constant throughout 2026 and, therefore, this illustrative information should be used with caution.

Valuation hierarchy of financial instruments carried at fair value on a recurring basis

The table below shows the classifications of our financial instruments by valuation method in accordance with IFRS 13 "Fair Value Measurement" at 31 December.

All instruments shown as being held at fair value have been classified as fair value through the profit and loss unless specifically footnoted.

		2025					2024				
		Held at fair value					Held at fair value				
	Note	Level 1[(a)] US$m	Level 2[(b)] US$m	Level 3[(c)] US$m	Held at amortised cost US$m	Total US$m	Level 1[(a)] US$m	Level 2[(b)] US$m	Level 3[(c)] US$m	Held at amortised cost US$m	Total US$m
Assets											
Cash and cash equivalents[(d)]	23	3,725	–	–	5,147	8,872	4,893	–	–	3,602	8,495
Investments in equity shares and funds[(e)]	24	179	–	139	–	318	96	–	183	–	279
Other investments, including loans[(f)]	24	25	3	324	481	833	230	–	275	104	609
Trade and other financial receivables[(g)]	17	4	1,440	–	2,469	3,913	15	1,379	–	1,948	3,342
Loans to equity accounted units	24	–	–	–	800	800	–	–	–	509	509
Forward, option and embedded derivative contracts: designated as hedges[(h)]	24	–	–	59	–	59	–	–	27	–	27
Forward, option and embedded derivative contracts, not designated as hedges[(h)]	24	–	23	89	–	112	–	42	19	–	61
Derivatives related to net debt[(i)]	24	–	151	–	–	151	–	24	–	–	24
Liabilities											
Trade and other financial payables[(j)]	18	–	(190)	–	(7,923)	(8,113)	–	(144)	–	(6,392)	(6,536)
Forward, option and embedded derivatives contracts, designated as hedges[(h)]	24	–	–	(277)	–	(277)	–	–	(180)	–	(180)
Forward, option and embedded derivatives contracts, not designated as hedges[(h)]	24	–	(68)	(162)	–	(230)	–	(48)	(108)	–	(156)
Derivatives related to net debt[(i)]	24	–	(231)	–	–	(231)	–	(367)	–	–	(367)
Other financial liabilities	24	–	–	–	(66)	(66)	–	–	–	–	–

(a) Valuation is based on unadjusted quoted prices in active markets for identical financial instruments.

(b) Valuation is based on inputs that are observable for the financial instruments, which include market quoted FX rates, credit default spread, quoted prices for similar instruments or identical instruments in markets which are not considered to be active, or inputs, either directly or indirectly based on observable market data. Valuation techniques include discounted cash flows or closely related listed product, as appropriate.

(c) Valuation is based on inputs that cannot be observed using market data (unobservable inputs), including forward electricity or commodity prices, energy volume or mine production, using valuation techniques such as discounted cash flows or option pricing models, as appropriate. The change in valuation of our level 3 instruments for the year to 31 December is as follows.

25 Financial instruments and risk management *continued*

Level 3 financial assets and liabilities	2025 US$m	2024 US$m
Opening balance	**216**	147
Currency translation adjustments	**16**	(12)
Total realised gains/(losses) included in:		
– net operating costs	**31**	(32)
Total unrealised gains included in:		
– net operating costs	**136**	22
Total unrealised (losses)/gains transferred into other comprehensive income through cash flow hedges	**(105)**	34
Additions/acquisition of financial assets	**85**	88
Disposals/maturity of financial instruments	**(207)**	(31)
Closing balance	**172**	216
Net gains included in the income statement for assets and liabilities held at year end	**113**	3

(d) Our Cash and cash equivalents of US$8,872 million (2024: US$8,495 million) includes US$3,725 million (2024: US$4,893 million) relating to money market funds which are treated as FVTPL under IFRS 9 with the fair value movements reported as finance income.

(e) Investments in equity shares and funds include US$240 million (2024: US$221 million) of equity shares, not held for trading, where we have irrevocably elected to present fair value gains and losses on revaluation in other comprehensive income. The election is made at an individual investment level.

(f) Other investments, including loans, covers cash deposits in rehabilitation funds, government bonds, managed investment funds and royalty receivables. Royalty receivables include amounts arising from our previously divested coal businesses with a fair value of US$275 million (2024: US$252 million).

(g) Trade receivables include provisionally priced invoices. The related revenue is initially based on forward market selling prices for the quotation periods stipulated in the contracts with changes between the provisional price and the final price recorded separately within "Other revenue". The selling price can be measured reliably for the Group's products, as it operates in active and freely traded commodity markets. At 31 December 2025, US$1,431 million (2024: US$1,374 million) of provisionally priced receivables were recognised.

(h) Level 3 derivatives mainly consist of derivatives embedded in electricity purchase contracts linked to the LME, Midwest premium and billet premium with terms expiring between 2026 and 2036 (2024: 2025 and 2036). Derivatives related to renewable power purchase agreements are linked to forward electricity prices with terms expiring between 2026 and 2054 (31 December 2024: 2026 and 2054).

(i) Net debt derivatives include interest rate swaps and cross-currency swaps.

(j) Trade and other financial payables comprise trade payables, other financial payables, accruals and amounts due to equity accounted units within note 18.

There were no material transfers between level 1 and level 2, or between level 2 and level 3 in the current or prior year.

Sensitivity analysis in respect of level 3 financial instruments

For assets/(liabilities) classified under level 3, the effect of changing the significant unobservable inputs on carrying value has been calculated using a movement that we deem to be reasonably probable.

Net derivative assets related to our renewable power purchase agreements have a fair value of US$29 million at 31 December 2025 (2024: net liabilities of US$111 million). The fair value is calculated as the present value of the future contracted cash flows using risk-adjusted forecast prices including credit adjustments. A 10% increase in forecast electricity prices over the remaining term of the contracts would result in a US$520 million (2024: US$499 million) increase in fair value, and a 10% decrease in forecast electricity prices would result in a US$521 million (2024: US$500 million) decrease in fair value.

To value long-term aluminium embedded power derivatives, we use unobservable inputs when the term of the derivative extends beyond observable market prices. Changing the level 3 inputs to reasonably possible alternative assumptions does not change the fair value significantly, taking into account the expected remaining term of contracts for either reported period. The fair value of these derivatives is a net liability of US$320 million at 31 December 2025 (2024: US$132 million).

Our people

Summarised below are the key financial metrics relating to our people.

26 Average number of employees

	Subsidiaries and joint operations			Equity accounted units (Rio Tinto share)			Total		
	2025	2024	2023	**2025**	2024	2023	**2025**	2024	2023
Principal locations of employment:									
Australia and New Zealand	**24,857**	25,098	25,045	**929**	858	725	**25,786**	25,956	25,770
Canada	**13,899**	14,157	13,864	**148**	50	5	**14,047**	14,207	13,869
UK	**417**	366	323	**–**	–	–	**417**	366	323
Europe (excluding UK)	**896**	875	912	**24**	24	25	**920**	899	937
Africa	**3,531**	3,567	3,180	**1,369**	1,293	1,176	**4,900**	4,860	4,356
US	**4,137**	4,113	3,973	**273**	311	58	**4,410**	4,424	4,031
Mongolia	**5,128**	4,962	4,700	**–**	–	–	**5,128**	4,962	4,700
Argentina	**1,715**	226	171	**18**	–	–	**1,733**	226	171
South America (excluding Argentina)	**240**	223	218	**1,574**	1,497	1,414	**1,814**	1,720	1,632
India	**1,181**	1,183	611	**–**	–	–	**1,181**	1,183	611
Singapore	**488**	486	469	**–**	–	–	**488**	486	469
Other countries[(a)]	**376**	305	305	**30**	–	–	**406**	305	305
Total	**56,865**	55,561	53,771	**4,365**	4,033	3,403	**61,230**	59,594	57,174

(a) "Other countries" primarily includes employees in the Middle East (excluding Oman, which is included in Africa), and other countries in Asia which are not shown separately in the table above.

Employee numbers, which represent the average for the year, include 100% of employees of subsidiary companies. Employee numbers for joint operations and equity accounted units are proportional to the Group's interest under contractual agreements. Average employee numbers include a part-year effect for companies acquired or disposed of during the year.

Part-time employees are included on a full-time-equivalent basis. Temporary employees are included in employee numbers.

People employed by contractors are not included.

27 Employment costs and provisions

	Note	2025 US$m	2024 US$m	2023 US$m
Employment costs				
– Wages and salaries		**6,549**	6,004	5,625
– Social security costs		**480**	461	470
– Net post-retirement charge	29	**626**	605	449
– Share-based payment charge	28	**237**	172	144
		7,892	7,242	6,688
Less: charged within movement in provisions (see below)		**(287)**	(187)	(52)
Total employment costs	7	**7,605**	7,055	6,636

	2025			2024
Employment provisions	**Pensions and post-retirement healthcare[(a)] US$m**	**Other employee entitlements[(b)] US$m**	**Total US$m**	Total US$m
At 1 January	**1,063**	**393**	**1,456**	1,558
Adjustment on currency translation	**37**	**31**	**68**	(83)
Charged/(credited) to profit:				
– increases to existing and new provisions	**96**	**213**	**309**	199
– unused amounts reversed	**–**	**(22)**	**(22)**	(12)
Utilised in year	**(75)**	**(108)**	**(183)**	(133)
Remeasurement gains recognised in other comprehensive income	**(65)**	**–**	**(65)**	(94)
Newly consolidated operations[(c)]	**–**	**23**	**23**	–
Transfers and other movements	**–**	**29**	**29**	21
At 31 December	**1,056**	**559**	**1,615**	1,456
Balance sheet analysis:				
Current	**66**	**407**	**473**	359
Non-current	**990**	**152**	**1,142**	1,097
Total employment provisions	**1,056**	**559**	**1,615**	1,456

(a) The main assumptions used to determine the provision for pensions and post-retirement healthcare, and other information, including the expected level of future funding payments in respect of those arrangements, are given in note 29.

(b) The provision for other employee entitlements includes a provision for long-service leave of US$376 million (2024: US$313 million), based on the relevant entitlements in certain Group operations, and includes US$82 million (2024: US$24 million) of provision for redundancy and severance payments.

(c) Newly consolidated operations relates to the acquisition of Arcadium Lithium plc. Refer to note 5 for details.

28 Share-based payments

The Rio Tinto plc and Rio Tinto Limited share-based incentive plans are as follows.

UK Share Plan

The fair values of Matching and Free share awards are the market value of the shares on the date of award. The awards are settled in equity.

Equity Incentive Plan

Since 2018, all long-term incentive awards have been granted under the 2018 Equity Incentive Plans which allow for awards in the form of Performance Share Awards (PSA), Management Share Awards (MSA) and Bonus Deferral Awards (BDA) to be granted. In general, these awards will be settled in equity, including the dividends accumulated from date of award to vesting and therefore the awards are accounted for in accordance with the requirements applying to equity-settled share-based payment transactions.

Performance Share Awards

The vesting of these awards is dependent on service conditions being met; performance conditions apply.

Awards granted in previous years (since 2018) are subject to a Total Shareholder Return (TSR) performance condition. Awards granted since 2024 are subject to both a TSR performance condition (80% weighting), and a decarbonisation measure (20% weighting). Details are set out in the Remuneration Report. The fair value of the awards subject to a TSR performance condition is calculated using a Monte Carlo simulation model. For the part of the awards subject to a decarbonisation target, as this is a non-market related performance condition, the number of awards assumed to vest is reviewed at each accounting date, based on the prevailing projected outcome. Forfeitures prior to vesting are assumed at 5% per annum of outstanding awards (2024: 5% per annum).

Management Share Awards

The vesting of these awards is dependent on service conditions being met; no performance conditions apply.

The fair value of each award on the day of grant is based on the share price on the day of grant. Forfeitures prior to vesting are assumed at 7% per annum of outstanding awards (2024: 7% per annum).

Bonus Deferral Awards

Bonus Deferral Awards represent the deferral of 50% of the Short Term Incentive Plan (STIP) award for Executive Directors and Executive Committee members.

The vesting of these awards is dependent only on service conditions being met. The fair value of each award is based on the share price on the day of grant. Forfeitures prior to vesting are assumed at 3% per annum of outstanding awards (2024: 3% per annum).

Global Employee Share Plans

The Global Employee Share Plans were re-approved by shareholders in 2021. Under these plans, the companies provide a Matching share award for each Investment share purchased by a participant. The vesting of Matching awards is dependent on service conditions being met and the continued holding of Investment shares by the participant until vesting. These awards are settled in equity including the dividends accumulated from date of award to vesting. The fair value of each Matching share on the day of grant is equal to the share price on the date of purchase less a deduction of 15% (5% per annum) for estimated cancellations (caused by employees withdrawing their Investment shares prior to vesting). In addition, the number of awards expected to vest includes a deduction for expected forfeitures prior to vesting which are assumed at 5% per annum of outstanding awards (2024: 5% per annum).

Legacy Arcadium share plans

Under the terms of the acquisition of Arcadium Lithium plc in March 2025, there was a rollover of share awards under the Arcadium Lithium plc Omnibus Incentive Plan and the Livent Corporation Incentive Compensation and Stock Plan (the Arcadium Plans) into Rio Tinto plc denominated awards.

The Arcadium Plans provided for the grant of a variety of cash and equity awards, including share options, restricted share units and restricted share rights.

Unvested and unexercised share awards were rolled over into Rio Tinto plc denominated share awards using the conversion ratio set out in the Arcadium transaction agreement.

Share options vest on the first, second and third anniversaries of the original date of grant, subject to continued employment and the exercise price may not be less than the fair market value of the share at the original date of grant. Options expire no later than 10 years from the original grant date.

Awards of restricted share units and restricted share rights typically vest equally on the first, second and third anniversaries of the grant date, subject to continued employment.

The cost for share options, restricted share units and restricted share rights is recognised over the vesting period since the acquisition less any charge previously recognised by Arcadium Lithium plc. Share options are valued using a Black-Scholes valuation model, restricted share units and restricted share rights are valued using the market price of the shares on the acquisition date.

All Arcadium awards will be settled with Rio Tinto plc shares.

28 Share-based payments *continued*

Recognition and measurement

These plans are accounted for in accordance with the fair value recognition provisions of IFRS 2.

The fair value of the Group's share plans is recognised as an expense over the expected vesting period with an offset to retained earnings for Rio Tinto plc plans and to other reserves for Rio Tinto Limited plans.

The Group uses fair values provided by independent actuaries calculated using a Monte Carlo simulation model and Black-Scholes valuation option model where required.

The terms of each plan are considered at the balance sheet date to determine whether the plan should be accounted for as equity-settled or cash-settled. The Group does not operate any material plans as cash-settled although certain awards can be settled in cash at the discretion of the Directors or where settling awards in equity is challenging or prohibited by local laws and regulations. The value of these awards is immaterial.

The Group's equity-settled share plans are settled by the issuance of shares by the relevant parent company, the purchase of shares on market, or the use of shares held in treasury. If the cost of shares acquired to satisfy the plans differs from the expense charged, the difference is taken to retained earnings or other reserves, as appropriate.

The charge that has been recognised in the income statement for Rio Tinto's share-based incentive plans, and the related liability (for cash-settled awards), is set out in the table below.

	Charge recognised for the year			Liability at the end of the year	
	2025 US$m	2024 US$m	2023 US$m	**2025 US$m**	2024 US$m
Equity-settled awards	**232**	170	140	**–**	–
Cash-settled awards	**5**	2	4	**7**	5
Total	**237**	172	144	**7**	5

Performance Share Awards (granted under the Equity Incentive Plans)

	Rio Tinto plc awards				Rio Tinto Limited awards			
	2025 number	**Weighted average fair value at grant date 2025 £**	2024 number	Weighted average fair value at grant date 2024 £	**2025 number**	**Weighted average fair value at grant date 2025 A$**	2024 number	Weighted average fair value at grant date 2024 A$
Unvested awards at 1 January	**2,756,594**	**25.71**	2,596,811	24.34	**1,368,779**	**59.97**	1,011,192	54.74
Awarded	**1,837,822**	**27.77**	1,077,110	28.22	**1,202,284**	**68.09**	579,982	67.34
Forfeited	**(229,880)**	**28.27**	(77,417)	27.33	**(89,521)**	**69.81**	(35,737)	60.05
Failed performance conditions	**(395,425)**	**13.55**	(38,101)	24.68	**(88,804)**	**33.56**	(11,058)	54.55
Vested	**(193,418)**	**23.86**	(801,809)	24.52	**(12,958)**	**33.56**	(175,600)	54.55
Unvested awards at 31 December	**3,775,693**	**27.93**	2,756,594	25.71	**2,379,780**	**64.83**	1,368,779	59.97

	Rio Tinto plc awards				Rio Tinto Limited awards			
	2025 number	**Weighted average share price at vesting 2025 £**	2024 number	Weighted average share price at vesting 2024 £	**2025 number**	**Weighted average share price at vesting 2025 A$**	2024 number	Weighted average share price at vesting 2024 A$
Vested awards settled in shares during the year (including dividend shares applied on vesting)	**83,477**	**50.76**	924,836	51.12	**13,321**	**119.66**	143,996	124.24
Vested awards settled in cash during the year (including dividend shares applied on vesting)	**7,168**	**50.62**	111,446	51.70	**3,672**	**120.09**	83,388	124.36

In addition to the equity-settled awards shown above, there were 117,416 Rio Tinto plc and 14,855 Rio Tinto Limited cash-settled awards outstanding at 31 December 2025 (2024: 41,164 Rio Tinto plc and 25,792 Rio Tinto Limited cash-settled awards outstanding). The total liability for these awards at 31 December 2025 was US$3 million (2024: US$1 million).

28 Share-based payments *continued*

Management Share Awards, Bonus Deferral Awards (granted under the Equity Incentive Plans), Global Employee Share Plans, UK Share Plan and Arcadium Plans (combined)

	Rio Tinto plc awards[(a)]				Rio Tinto Limited awards			
	2025 number	**Weighted average fair value at grant date 2025 £**	2024 number	Weighted average fair value at grant date 2024 £	**2025 number**	**Weighted average fair value at grant date 2025 A$**	2024 number	Weighted average fair value at grant date 2024 A$
Unvested awards at 1 January[(b)]	**3,050,734**	**48.43**	2,810,128	50.36	**2,780,478**	**105.64**	2,580,993	103.11
Awarded	**1,909,950**	**45.03**	1,360,676	46.54	**1,063,340**	**105.25**	1,189,754	110.96
Forfeited	**(139,906)**	**44.00**	(115,973)	47.67	**(142,690)**	**108.76**	(152,069)	106.75
Cancelled	**(122,571)**	**41.69**	(94,111)	44.97	**(86,496)**	**99.81**	(70,514)	98.85
Vested	**(1,161,286)**	**50.63**	(909,986)	52.00	**(869,181)**	**97.82**	(767,686)	105.79
Unvested awards at 31 December[(b)]	**3,536,921**	**46.28**	3,050,734	48.43	**2,745,451**	**107.98**	2,780,478	105.64
Comprising:								
– Management Share Awards	**1,148,442**	**50.27**	1,337,860	52.10	**1,033,442**	**117.33**	1,228,291	115.71
– Bonus Deferral Awards	**84,650**	**49.21**	74,844	50.75	**45,181**	**119.97**	39,652	117.82
– Global Employee Share Plan	**1,748,910**	**42.62**	1,593,851	45.11	**1,666,828**	**101.87**	1,512,535	97.14
– UK Share Plan	**52,940**	**49.67**	44,179	53.25	**–**	**–**	–	–
– Arcadium Plans (Restricted Share Rights)	**14,922**	**49.04**	–	–	**–**	**–**	–	–
– Arcadium Plans (Restricted Share Units)	**487,057**	**49.04**	–	–	**–**	**–**	–	–
Unvested awards at 31 December[(b)]	**3,536,921**	**46.28**	3,050,734	48.43	**2,745,451**	**107.98**	2,780,478	105.64

(a) Awards of Rio Tinto American Depositary Receipts (ADRs) under the Global Employee Share Plan are included within the totals for Rio Tinto plc awards for the purpose of these tables.
(b) These numbers are presented and calculated in accordance with IFRS 2 and represent awards for which an IFRS 2 charge continues to be accrued for.

	Rio Tinto plc awards[(a)]				Rio Tinto Limited awards			
	2025 number	**Weighted average share price at vesting 2025 £**	2024 number	Weighted average share price at vesting 2024 £	**2025 number**	**Weighted average share price at vesting 2025 A$**	2024 number	Weighted average share price at vesting 2024 A$
Vested awards settled in shares during the year (including dividend shares applied on vesting):								
– Management Share Awards	**507,657**	**49.80**	569,907	51.97	**459,133**	**119.77**	458,429	123.92
– Bonus Deferral Awards	**40,067**	**54.70**	90,422	50.18	**18,570**	**132.87**	44,477	119.53
– Global Employee Share Plan	**592,326**	**48.12**	431,973	51.59	**513,754**	**118.22**	401,915	120.73
– UK Share Plan	**11,771**	**48.32**	7,403	51.56	**–**	**–**	–	–
– Arcadium Plans (Restricted Share Rights)	**2,038**	**44.17**	–	–	**–**	**–**	–	–
– Arcadium Plans (Restricted Share Units)	**81,336**	**47.47**	–	–	**–**	**–**	–	–
Vested awards settled in cash during the year (including dividend shares applied on vesting):								
– Bonus Deferral Awards	**–**	**–**	–	–	**–**	**–**	–	–

(a) Awards of Rio Tinto American Depositary Receipts (ADRs) under the Global Employee Share Plan are included within the totals for Rio Tinto plc awards for the purpose of these tables.

In addition to the equity-settled awards shown above, there were 76,737 Rio Tinto plc and 1,837 Rio Tinto Limited cash-settled awards outstanding at 31 December 2025 (2024: 88,637 Rio Tinto plc and 5,232 Rio Tinto Limited cash-settled awards outstanding). The total liability for these awards at 31 December 2025 was US$4 million (2024: US$4 million).

Summary of options outstanding

A summary of the status of the Companies' equity-settled share option plans at 31 December 2025 is presented below.

Outstanding unvested options	**Number**	**Weighted average exercise price per option £**	**Weighted average remaining contractual life Years**	**Aggregate intrinsic value £m 2025**
Arcadium Plans (Options) (exercise price £22.89 – £81.92)	**206,778**	**46.61**	**0.68**	**3**

As at 31 December 2024, there were no unvested options. Following the acquisition of Arcadium Lithium plc in March 2025, there was a rollover of options under the Arcadium Plans into Rio Tinto plc denominated awards.

Outstanding vested options	**Number**	**Weighted average exercise price per option £**	**Weighted average remaining contractual life Years**	**Aggregate intrinsic value £m 2025**
Arcadium Plans (Options) (exercise price £22.89 – £81.92)	**373,753**	**58.93**	**–**	**2**

As at 31 December 2024, there were no vested options. Following the acquisition of Arcadium Lithium plc in March 2025, there was a rollover of options under the Arcadium Plans into Rio Tinto plc denominated awards.

29 Post-retirement benefits

Description of plans

The Group operates a number of pension and post-retirement healthcare plans which provide lump sums, pensions, medical benefits and life insurance to retirees. Some of these plans are defined contribution and some are defined benefit, with assets held in separate trusts, foundations and similar entities.

Defined benefit pension and post-retirement healthcare plans expose the Group to a number of risks.

Uncertainty in benefit payments	The value of the Group's liabilities for post-retirement benefits will ultimately depend on the amount of benefits paid out. This, in turn, will depend on the level of future pay increases, the level of inflation (for those benefits that are subject to some form of inflation protection) and how long individuals live.
Volatility in asset values	The Group is exposed to future movements in the values of assets held in pension plans to meet future benefit payments.
Uncertainty in cash funding	Movements in the values of the obligations or assets may result in the Group being required to provide higher levels of cash funding, although changes in the level of cash required can often be spread over a number of years. In some countries, control over the rate of cash funding or over the investment policy for pension assets might rest to some extent with a trustee body or other body that is not under the Group's direct control. In addition, the Group is also exposed to adverse changes in pension regulation.

For these reasons, the Group has a policy of moving away from defined benefit pension provisions and towards defined contribution arrangements. The defined benefit pension plans for non-unionised employees are closed to new entrants in all countries. For unionised employees, some plans remain open.

The Group does not usually participate in multi-employer plans in which the risks are shared with other companies using those plans. The Group's participation in such plans is immaterial and therefore no detailed disclosures are provided in this note.

Pension plans

The majority of the Group's defined benefit pension obligations are in Canada, the UK, the US and Switzerland. In Australia, the main arrangements are principally defined contribution in nature, but there are sections providing defined benefits linked to final pay. The features of the Group's defined benefit pension obligations are summarised as follows.

	Calculation of benefit	Regulatory requirements	Governing body
Canada	Linked to final average pay for non-unionised employees. For unionised employees, linked to final average pay or to a flat monetary amount per year of service.	Regulatory requirements in the relevant provinces and territories (predominantly Quebec).	Pension committee, a number of members are appointed by the sponsor and a number appointed by plan participants. In some cases, independent committee members are also appointed.
UK	Linked to final pay, subject to an earnings cap.	Regulatory requirements that apply to UK pension plans.	Trustee board, a number of directors appointed by the sponsor and a number appointed by plan participants and an independent trustee director.
US	Linked to final average pay for non-unionised employees and to a flat monetary amount per year of service for unionised employees.	US regulations.	Benefit Governance Committee. Members are appointed by the sponsor.
Switzerland	Linked to final average pay.	Swiss regulations.	Trustee board. Members are appointed by the plan sponsor, by employees and by retirees.
Australia	Linked to final pay and typically paid in lump sum form.	Local regulations in Australia.	An independent financial institution. One-third of the board positions are nominated by employers. Remaining positions are filled by independent directors and directors nominated by participants.

The Group also operates a number of unfunded defined benefit plans, which are included in the reported defined benefit obligations.

Post-retirement healthcare plans

Certain subsidiaries of the Group, mainly in the US and Canada, provide healthcare and life insurance benefits to retired employees and in some cases to their beneficiaries and covered dependents. Eligibility for coverage is dependent upon certain age and service criteria. These arrangements are unfunded, and are included in the reported defined benefit obligations.

Recognition and measurement

For post-employment defined benefit schemes, in accordance with IAS 19 "Employee Benefits", local actuaries calculate the fair value of the plan assets and the present value of the plan obligations using a variety of valuation techniques dependent on the type of asset or liability. The difference is recognised as an asset or liability in the balance sheet.

Where appropriate, the recognition of assets may be restricted to the present value of any amounts the Group expects to recover by way of refunds from the plan or reductions in future contributions. In determining the extent to which a refund will be available, the Group considers whether any third party, such as a trustee or pension committee, has the power to enhance benefits or to wind up a pension plan without the Group's consent.

The current service cost, any past service cost and the effect of any curtailment or settlements and the interest cost less interest income on assets held in the plans are recognised in the income statement. Actuarial gains/(losses) and returns from assets are recognised in other comprehensive income.

The Group's contributions to defined contribution plans are charged to the income statement in the period to which the contributions relate.

All amounts charged to the income statement in respect of these plans are included within "Net operating costs" or in "Share of profit after tax of equity accounted units", as appropriate.

29 Post-retirement benefits *continued*

Plan assets

The assets of the pension plans are invested predominantly in a diversified range of bonds, equities, property and qualifying insurance policies. Consequently, the funding level of the pension plans is affected by movements in interest rates and also in the level of equity markets.

Investment strategy reviews are conducted on a periodic basis to determine the optimal investment mix. This is performed while bearing in mind the risk tolerance of the Group and local sponsor companies, and the views of the pension committees and trustee boards who are legally responsible for the plans' investments. The assets of the pension plans may also be invested in qualifying insurance policies which provide a stream of payments to match the benefits being paid out by the plans. This would therefore remove the investment, inflation and longevity risks.

In Canada, the UK and Switzerland, the Group works with the governing bodies to ensure that the investment policy adopted is consistent with the Group's tolerance for risk. In the US, the Group has direct control over the investment policy, subject to local investment regulations. The proportions of the total fair value of assets in the pension plans for each asset class at 31 December were as follows.

	2025		2024	
Equities	**16.2%**		17.6%	
– Quoted[a]		**10.0%**		11.1%
– Private[b]		**6.2%**		6.5%
Bonds[c]	**48.6%**		47.7%	
– Government fixed income		**20.7%**		21.0%
– Government inflation-linked		**1.9%**		1.6%
– Corporate and other publicly quoted		**18.7%**		17.5%
– Private		**7.3%**		7.6%
Property[d]	**6.8%**		6.9%	
– Quoted property funds		**2.0%**		2.2%
– Unquoted property funds		**4.8%**		4.7%
Qualifying insurance policies[e]	**24.0%**		24.3%	
Cash and other[f][g]	**4.4%**		3.5%	
Total	**100.0%**		100.0%	

(a) The holdings of quoted equities are invested in either pooled funds or segregated accounts held in the name of the relevant pension funds. These equity portfolios are well diversified in terms of the geographic distribution and market sectors.

(b) Investments in private equity, private debt and property are less liquid than the other investment classes listed above and therefore the Group's investment in those asset classes is restricted to a level that does not endanger the liquidity of the pension plans.

(c) The holdings of government bonds are generally invested in the debt of the country in which a pension plan is situated. Corporate and other quoted bonds are usually of investment grade. Private debt is mainly held in the North American and UK pension funds and is invested in North American and European companies.

(d) The property funds held by pension plans are invested in a diversified range of properties.

(e) Qualifying insurance policies are held with insurance companies that are regulated by the relevant local authorities. The value of those policies is calculated by the local actuaries using assumptions consistent with those adopted for valuing the insured obligations.

(f) The holdings of cash and other are predominantly cash and short-term money market instruments.

(g) The Group makes limited use of futures, repurchase agreements and other instruments to manage the interest rate risk in some of its plans. Fund managers may also use derivatives to hedge currency movements within their portfolios and, in the case of bond managers, to take positions that could be taken using direct holdings of bonds but more efficiently. Exposure to these instruments is closely monitored and maintained at a level that does not endanger the liquidity of any pension plan.

The approximate total holding of Group securities within the plans is US$1 million (2024: US$1 million).

Maturity of defined benefit obligations

An approximate analysis of the maturity of the obligations is given in the table below.

	Pension benefits	**Other benefits**	**2025 Total**	2024 Total
Proportion relating to current employees	**18%**	**15%**	**18%**	18%
Proportion relating to former employees not yet retired	**9%**	**–**	**8%**	9%
Proportion relating to retirees	**73%**	**85%**	**74%**	73%
Total	**100%**	**100%**	**100%**	100%
Average duration of obligations (years)	**11.1**	**11.2**	**11.1**	11.5

29 Post-retirement benefits *continued*

Total expense recognised in the income statement

	Pension benefits US$m	Other benefits US$m	2025 Total US$m	2024 Total US$m	2023 Total US$m
Current employer service cost for defined benefit plans	**(77)**	**(3)**	**(80)**	(83)	(79)
Past service (cost)/credit	**(19)**	**–**	**(19)**	(12)	87
Curtailment gains	**3**	**1**	**4**	—	—
Net interest on net defined benefit liability	**4**	**(30)**	**(26)**	(32)	(21)
Non-investment expenses paid from the plans	**(21)**	**–**	**(21)**	(20)	(20)
Total defined benefit expense	**(110)**	**(32)**	**(142)**	(147)	(33)
Current employer service cost for defined contribution and industry-wide plans	**(481)**	**(3)**	**(484)**	(458)	(416)
Total expense recognised in the income statement	**(591)**	**(35)**	**(626)**	(605)	(449)

These expense amounts are included as an employee cost within net operating costs.

Total amount recognised in other comprehensive income before tax

	2025 US$m	2024 US$m	2023 US$m
Actuarial gains/(losses)	**155**	201	(407)
Impact of buy-in	**–**	–	(216)
Return on assets, net of interest on assets	**18**	(130)	222
(Losses)/gains on application of asset ceiling	**(8)**	12	(60)
Remeasurement gains/(losses) on pension and post-retirement healthcare plans	**165**	83	(461)

Amounts recognised in the balance sheet

The following amounts were measured in accordance with IAS 19 at 31 December.

	2025			2024
	Pension benefits US$m	Other benefits US$m	Total US$m	Total US$m
Total fair value of plan assets	**10,572**	**–**	**10,572**	10,155
Present value of obligations – funded	**(10,143)**	**–**	**(10,143)**	(9,840)
Present value of obligations – unfunded	**(342)**	**(572)**	**(914)**	(923)
Present value of obligations – total	**(10,485)**	**(572)**	**(11,057)**	(10,763)
Effect of asset ceiling	**(66)**	**–**	**(66)**	(50)
Net surplus/(deficit) to be shown in the balance sheet	**21**	**(572)**	**(551)**	(658)
Comprising:				
– Deficits	**(484)**	**(572)**	**(1,056)**	(1,063)
– Surpluses	**505**	**–**	**505**	405
Net surplus/(deficit) on pension plans	**21**	**–**	**21**	(82)
Unfunded post-retirement healthcare obligation	**–**	**(572)**	**(572)**	(576)

The surplus amounts shown above are included in the balance sheet as “Receivables and other assets”. See note 17.

Deficits are shown in the balance sheet within “Provisions (including post-retirement benefits)”. See note 27.

Funding policy and contributions to plans

The Group reviews the funding position of its pension plans on a regular basis and considers whether to provide funding above the minimum level required in each country. In Canada and the US, the minimum level is prescribed by legislation. In the UK and Switzerland, the minimum level is negotiated with the local trustee in accordance with the funding guidance issued by the local regulators. In deciding whether to provide funding above the minimum level, we consider other possible uses of cash elsewhere, the local sponsoring entity’s tax situation and any strategic advantage we might obtain. The Group does not generally pre-fund post-retirement healthcare arrangements.

	2025			2024	2023
	Pension benefits US$m	Other benefits US$m	Total US$m	Total US$m	Total US$m
Contributions to defined benefit plans	**65**	**33**	**98**	107	237
Contributions to defined contribution plans	**473**	**3**	**476**	451	410
Total	**538**	**36**	**574**	558	647

29 Post-retirement benefits *continued*

The level of surplus in the Rio Tinto Pension Fund in the UK is such that it may be used to pay for the employer contributions to the defined contribution section of that Fund, in accordance with the funding arrangements agreed with the trustee of that Fund. Consequently, the cash paid to defined contribution plans is lower than the defined contribution service cost by US$8 million. Contributions to defined benefit pension plans are kept under regular review and actual contributions will be determined in line with the Group's wider financing strategy, taking into account relevant minimum funding requirements.

As contributions to many plans are reviewed on at least an annual basis, the contributions for 2026 and subsequent years cannot be determined precisely in advance. Most of the Group's largest pension funds are fully funded on their local funding basis and at present do not require long-term funding commitments. Contributions to defined benefit pension plans for 2026 are estimated to be around US$100 million but may be higher or lower than this depending on the evolution of financial markets and voluntary funding decisions taken by the Group. Contributions for subsequent years are expected to be at similar levels. Healthcare plans are generally unfunded and contributions for future years will be equal to benefit payments net of participant contributions. The Group's contributions for healthcare plans in 2026 are expected to be similar to the amounts paid in 2025.

Movements in the net defined benefit liability

A summary of the movement in the net defined benefit liability is shown in the first table below. The subsequent tables provide a more detailed analysis of the movements in the present value of the obligations and the fair value of assets.

	2025			2024
	Pension benefits US$m	**Other benefits US$m**	**Total US$m**	Total US$m
Change in the net defined benefit liability				
Net defined benefit liability at the start of the year	**(82)**	**(576)**	**(658)**	(723)
Amounts recognised in income statement	**(110)**	**(32)**	**(142)**	(147)
Amounts recognised in other comprehensive income	**144**	**21**	**165**	83
Employer contributions	**65**	**33**	**98**	107
Assets transferred to defined contribution section	**(8)**	**–**	**(8)**	(7)
Currency exchange rate gains/(losses)	**12**	**(18)**	**(6)**	29
Net defined benefit surplus/liability at the end of the year	**21**	**(572)**	**(551)**	(658)

	2025			2024
	Pension benefits US$m	**Other benefits US$m**	**Total US$m**	Total US$m
Change in present value of obligation				
Present value of obligation at the start of the year	**(10,187)**	**(576)**	**(10,763)**	(11,795)
Current employer service costs	**(77)**	**(3)**	**(80)**	(83)
Past service (cost)/credit	**(19)**	**–**	**(19)**	(12)
Curtailments	**3**	**1**	**4**	—
Interest on obligation	**(471)**	**(30)**	**(501)**	(497)
Contributions by plan participants	**(17)**	**–**	**(17)**	(18)
Benefits paid	**750**	**33**	**783**	752
Experience (losses)/gains	**(21)**	**17**	**(4)**	2
Changes in financial assumptions gains/(losses)	**149**	**(1)**	**148**	256
Changes in demographic assumptions gains	**6**	**5**	**11**	(57)
Currency exchange rate losses	**(601)**	**(18)**	**(619)**	689
Present value of obligation at the end of the year	**(10,485)**	**(572)**	**(11,057)**	(10,763)

	2025			2024
	Pension benefits US$m	**Other benefits US$m**	**Total US$m**	Total US$m
Change in plan assets				
Fair value of plan assets at the start of the year	**10,155**	**–**	**10,155**	11,138
Interest on assets	**476**	**–**	**476**	465
Contributions by plan participants	**17**	**–**	**17**	18
Contributions by employer	**65**	**33**	**98**	107
Benefits paid	**(750)**	**(33)**	**(783)**	(752)
Non-investment expenses	**(21)**	**–**	**(21)**	(20)
Return on plan assets, net of interest on assets	**18**	**–**	**18**	(130)
Assets transferred to defined contribution section	**(8)**	**–**	**(8)**	(7)
Currency exchange rate gains	**620**	**–**	**620**	(664)
Fair value of plan assets at the end of the year	**10,572**	**–**	**10,572**	10,155

29 Post-retirement benefits *continued*

The impact of higher interest rates on bonds and qualifying insurance policies explains most of the return on plan assets, net of interest on assets in 2025.

The resulting effect of applying an asset ceiling is a loss of US$8 million and a loss of US$7 million for the change in currency exchange rate during the year. In determining the extent to which the asset ceiling has an effect, the Group considers the funding legislation in each country and the rules specific to each pension plan. The calculation takes into account any minimum funding requirements that may be applicable to the plan, whether any reduction in future Group contributions is available, and whether a refund of surplus may be available. In considering whether any refund of surplus is available, the Group considers the powers of trustee boards and similar bodies to augment benefits or wind up a plan. Where such powers are unilateral, the Group does not consider a refund to be available at the end of the life of a plan. Where the plan rules and legislation both permit the employer to take a refund of surplus, the asset ceiling may have no effect, although it may be the case that a refund will only be available many years in the future.

Main assumptions (rates per annum)

Key estimate	Estimation of obligations for post-employment costs

The value of the Group's obligations for post-employment benefits is dependent on the amount of benefits that are expected to be paid out, discounted to the balance sheet date. The most significant assumptions used in accounting for pension plans are:

- The discount rate used to determine the net present value of the obligations, the interest cost on the obligations and the interest income on plan assets. We use the yield from high-quality corporate bonds with maturities and terms that match those of the post-employment obligations as closely as possible. Where there is no developed corporate bond market in a currency, the rate on government bonds is used.
- The long-term inflation rate used to project increases in future benefit payments for those plans that have benefits linked to inflation. The assumption regarding future inflation is based on market yields on inflation-linked instruments, where possible, combined with consensus views.
- The mortality rates used to project the period over which benefits will be paid, which is then discounted to arrive at the net present value of the obligations. The Group reviews the actual mortality rates of retirees in its major pension plans on a regular basis and uses these rates to set its current mortality assumptions. It also uses its judgement with respect to allowances for future improvements in longevity having regard to standard improvement scales in each relevant country and after taking external actuarial advice.

The weighted-average assumptions used for the valuation at year-end are summarised below:

	At 31 December 2025			At 31 December 2024		
	Discount rate	**Long-term inflation[(a)]**	**Rate of increase in pensions**	Discount rate	Long-term inflation[(a)]	Rate of increase in pensions
Canada	**4.8%**	**2.0%**	**0.3%**	4.6%	2.0%	0.2%
UK	**5.4%**	**2.8%**	**2.3%**	5.4%	3.1%	2.7%
US	**5.3%**	**2.3%**	**–%**	5.5%	2.3%	–%
Switzerland	**1.2%**	**1.0%**	**2.5%**	0.9%	1.0%	2.2%

(a) The long-term inflation assumption shown for the UK is for the Retail Price Index. The assumption for the Consumer Price Index at 31 December 2025 was 2.4% (2024: 2.7%).

The main financial assumptions used for the healthcare plans, which are predominantly in the US and Canada, were: discount rate: 5.2% (2024: 5.3%); medical trend rate: 9.5% reducing to 4.6% by the year 2035, broadly on a straight line basis (2024: 9.7%, reducing to 4.7% by the year 2034); claims costs based on individual company experience.

For both the pension and healthcare arrangements, the post-retirement mortality assumptions allow for future improvements in longevity. The mortality tables used imply that a man aged 60 at the balance sheet date has a weighted average expected future lifetime of 27 years (2024: 27 years) and that a man aged 60 in 2045 would have a weighted average expected future lifetime of 28 years (2024: 28 years). The mortality tables are generally based upon the latest standard tables published in each country, adjusted appropriately to reflect the actual mortality experience of the plan participants where credible data is available.

Sensitivity analysis

The values reported for the defined benefit obligations are sensitive to the actuarial assumptions used for projecting future benefit payments and discounting those payments. In order to estimate the sensitivity of the obligations to changes in assumptions, we calculate what the obligations would be if we were to make changes to each of the key assumptions in isolation. The difference between this figure and the figure calculated using our stated assumptions is an indication of the sensitivity to reasonably possible changes in each assumption. The results of this sensitivity analysis are summarised in the table below. Note that this approach is valid for small changes in the assumptions but will be less accurate for larger changes in the assumptions. The sensitivity to inflation includes the impact on pension increases, which are generally linked to inflation where they are granted.

29 Post-retirement benefits *continued*

		2025		2024	
		Approximate (increase)/ decrease in obligations		Approximate (increase)/ decrease in obligations	
Assumption	Change in assumption	Pensions US$m	Other US$m	Pensions US$m	Other US$m
Discount rate	Increase of 0.5 percentage points	409	30	419	31
	Decrease of 0.5 percentage points	(442)	(31)	(487)	(33)
Long-term inflation	Increase of 0.5 percentage points	(155)	(8)	(167)	(9)
	Decrease of 0.5 percentage points	149	7	160	8
Demographic – allowance for future improvements in longevity	Participants assumed to have the mortality rates of individuals who are one year older	228	6	221	8
	Participants assumed to have the mortality rates of individuals who are one year younger	(228)	(6)	(232)	(8)

As most of the Group's defined benefit pension plans are closed to new entrants, the carrying value of the Group's post-employment obligations is less sensitive to assumptions about future salary increases than to other assumptions such as future inflation.

30 Directors' and key management personnel remuneration

Directors

Aggregate remuneration, calculated in accordance with the UK *Companies Act 2006*, of the Directors of the parent companies was as follows.

	2025 US$'000	2024 US$'000	2023 US$'000
Emoluments	10,740	8,369	7,461
Long-term incentive plans	1,717	8,746	8,746
	12,457	17,115	16,207
Pension contributions to defined contribution plans by Rio Tinto plc	30	26	20
Pension contributions to defined contribution plans by Rio Tinto Limited	–	–	–
Aggregate remuneration, including pension contributions	12,487	17,141	16,227
Incurred by:			
Rio Tinto plc	11,406	16,185	15,184
Rio Tinto Limited	1,081	956	1,043
	12,487	17,141	16,227

(a) Emoluments have been translated from local currency at the average exchange rate for the year with the exception of bonus payments, which have been translated at the year-end rate.

Key management personnel

The Group defines key management personnel as the Directors and certain members of the Executive Committee, specifically the Executive Directors and product group Chief Executive Officers. Remuneration tables for the Directors and members of the Executive Committee identified as key management are shown in the Directors' report on pages 145 to 146.

During 2025, no Directors (2024: nil; 2023: nil) accrued retirement benefits under defined benefit arrangements, and 3 Directors (2024: 2; 2023: 2) accrued retirement benefits under defined contribution arrangements.

Aggregate compensation, representing the expense recognised under IFRS as defined in the "Basis of preparation" section, of the Group's key management, including Directors, was as follows.

	2025 US$'000	2024 US$'000	2023 US$'000
Short-term employee benefits and costs	19,347	19,928	16,159
Post-employment benefits	109	186	155
Employment termination benefits	–	–	155
Share-based payments	15,689	14,724	10,305
Total[(a)]	35,145	34,838	26,774

(a) The figures shown above include employment costs which cover social security and accident premiums in Canada, the UK and payroll taxes in Australia paid by the employer as a direct additional cost of hire. In total, they amount to US$1,968,000 (2024: US$2,316,000; 2023: US$1,321,000) and, although disclosed here, are not included in table 1 of the Remuneration report.

Our Group structure

The Group's subsidiaries that have non-controlling interests that are material to the Group, principal joint operations, as well as principal joint ventures and associates are included in notes 31 to 33 below. These notes only includes those entities that have a more significant impact on the profit or operating assets of the Group. As required by section 409 of the *Companies Act 2006*, refer to pages 230 to 238 for a complete list of related undertakings which, for the purposes of UK reporting requirements, form a part of the financial statements.

31 Subsidiaries with material non-controlling interests

The Group's subsidiaries that have non-controlling interests that are material to the Group at 31 December 2025 are summarised in the table below.

Company	Country of incorporation/operation	Principal activities	Economic interest (%)
Robe River Mining Co. Pty. Ltd.[(a)]	Australia	Iron ore mining	60
Iron Ore Company of Canada[(b)]	US/Canada	Iron ore mining; iron ore pellets production	58.72
SimFer Jersey Limited[(c)]	Jersey/Guinea	Iron ore project	53
Oyu Tolgoi LLC	Mongolia	Copper and gold mining	66

(a) Robe River Mining Co. Pty. Ltd. (which is 60% owned by the Group) holds a 30% economic interest in Robe River Iron Associates (Robe River). North Mining Ltd (which is wholly owned by the Group) holds a 35% economic interest in Robe River. Through these companies the Group recognises a 65% share of the assets, liabilities, revenues and expenses of Robe River, with a 12% non-controlling interest. The Group therefore has a 53% economic interest in Robe River.

(b) Iron Ore Company of Canada is incorporated in the US, but operates in Canada.

(c) Rio Tinto SimFer UK Limited (which is wholly owned by the Group) holds a 53% interest in SimFer Jersey Limited (SimFer Jersey), a company incorporated in Jersey. SimFer Jersey, in turn, has an 85% interest in SimFer S.A., the company that will carry out the Simandou mining operations in Guinea and an 85% interest in the company which is delivering SimFer Jersey's scope of the co-developed rail and port infrastructure. SimFer Jersey at present has a 100% interest in the companies that will own and operate the transhipment vessels, however this is anticipated to reduce to 85% with the Government of Guinea taking a 15% interest before transhipment operations commence. These entities, together with the equity accounted WCS Rail and Port Holding Entities described in note 33, are referred to as the Simandou iron ore project.

Summary financial information

This summarised financial information is shown on a 100% basis. It represents the amounts shown in the subsidiaries' financial statements prepared in accordance with IFRS in line with the Group's accounting policies, including fair value adjustments, and before intercompany eliminations.

Income statement summary for the year ended 31 December	**Iron Ore Company of Canada 2025 US$m**	Iron Ore Company of Canada 2024 US$m	**SimFer Jersey 2025 US$m**	SimFer Jersey 2024 US$m	**Oyu Tolgoi LLC[(a)] 2025 US$m**	Oyu Tolgoi LLC[(a)] 2024 US$m	**Robe River Mining Co. Pty. Ltd. 2025 US$m**	Robe River Mining Co. Pty. Ltd. 2024 US$m
Revenue	**1,903**	2,255	**–**	–	**4,992**	2,184	**1,594**	1,746
Profit/(loss) after tax	**99**	321	**(49)**	(25)	**526**	(1,077)	**659**	782
– attributable to non-controlling interests	**41**	133	**(70)**	(18)	**140**	(436)	**264**	313
– attributable to Rio Tinto	**58**	188	**21**	(7)	**386**	(641)	**395**	469
Other comprehensive income/(loss)	**125**	(205)	**–**	–	**–**	–	**213**	(279)
Total comprehensive income/(loss)	**224**	116	**(49)**	(25)	**526**	(1,077)	**872**	503

Balance sheet summary as at 31 December	**2025 US$m**	2024 US$m	**2025 US$m**	2024 US$m	**2025 US$m**	2024 US$m	**2025 US$m**	2024 US$m
Non-current assets	**3,236**	2,987	**6,163**	2,908	**16,860**	16,535	**2,969**	2,695
Current assets	**681**	711	**577**	545	**1,713**	581	**767**	743
Current liabilities	**(449)**	(541)	**(852)**	(402)	**(2,644)**	(672)	**(170)**	(124)
Non-current liabilities	**(1,029)**	(937)	**(121)**	(45)	**(17,896)**	(18,860)	**(440)**	(422)
Net assets/(liabilities)	**2,439**	2,220	**5,767**	3,006	**(1,967)**	(2,416)	**3,126**	2,892
– attributable to non-controlling interests	**1,027**	934	**2,607**	1,335	**(854)**	(994)	**1,248**	1,153
– attributable to Rio Tinto	**1,412**	1,286	**3,160**	1,671	**(1,113)**	(1,422)	**1,878**	1,739

Cash flow statement summary for the year ended 31 December	**2025 US$m**	2024 US$m	**2025 US$m**	2024 US$m	**2025 US$m**	2024 US$m	**2025 US$m**	2024 US$m
Cash flows from operations	**427**	735	**(143)**	(850)	**3,215**	1,039	**1,194**	1,274
Dividends paid to non-controlling interests	**–**	(165)	**–**	–	**–**	–	**(258)**	(282)

(a) Under the terms of the project finance facility held by Oyu Tolgoi LLC, there are certain restrictions on the ability of Oyu Tolgoi LLC to make shareholder distributions.

32 Principal joint operations

The Group's principal joint operations at 31 December 2025 are summarised in the table below.

Company and country of incorporation/operation	Principal activities	Group interest (%)
Australia		
Tomago Aluminium Joint Venture	Aluminium smelting	51.55
Gladstone Power Station Joint Venture	Power generation	42.13
Hope Downs Joint Venture	Iron ore mining	50
Western Range Joint Venture[(a)]	Iron ore mining	54
Queensland Alumina Limited[(b)(c)]	Alumina production	80
Pilbara Iron Arrangements	Infrastructure, corporate and mining services	See other relevant judgements call out box below
Canada		
Aluminerie Alouette Inc.	Aluminium production	40
Pechiney Reynolds Quebec, Inc.[(c)(d)]	Aluminium smelting	50.2

(a) The Group owns a 54% interest in the Western Range Joint Venture (WRJV), an unincorporated arrangement in the Pilbara. The Group recognises its equity share of assets, revenue and expenses relating to this arrangement. Liabilities are recognised at 54% with the exception of the close-down and restoration provision, which is recognised at 100% according to WRJV's contractual obligations, with a corresponding 46% receivable from China Baowu Group, for the co-owner's share.

(b) Although the Group has an 80% interest in Queensland Alumina Limited (QAL), decisions about activities that significantly affect the returns that are generated require agreement of both parties to the joint arrangement, giving rise to joint control. Rio Tinto has entered into a tolling arrangement with QAL that enables it to utilise additional available capacity at the refinery. These revenues and costs are included within the income statement.

(c) QAL and Pechiney Reynolds Quebec Inc. are joint arrangements that are primarily designed for the provision of output to the parties sharing joint control. This indicates that the parties have rights to substantially all the economic benefits of the assets. The liabilities of the arrangements are in substance satisfied by cash flows received from the parties. This dependence indicates that the parties in effect have obligations for the liabilities. It is these facts and circumstances that give rise to the classification of these entities as joint operations.

(d) Pechiney Reynolds Quebec Inc., an entity incorporated in the United States, has a 50.1% interest in the Aluminerie de Bécancour, Inc. aluminium smelter, which is located in Canada. As Rio Tinto owns 50.2% of Pechiney Reynolds Quebec Inc, our effective ownership of the Bécancour smelter is 25.1%.

Other relevant judgements | Accounting for the Pilbara Iron Arrangements

A number of arrangements are in place amongst the Australian Iron Ore operations, managed by Rio Tinto, which allow their respective assets to be operated as a single integrated network across the Pilbara region. In assessing the Pilbara Iron Arrangements, it has been concluded that they collectively constitute a joint operation on the basis that decisions about relevant activities require unanimous consent. The resulting efficiencies are shared between Rio Tinto and Robe River Iron Associates (Robe River), and the parties fund all of the cash flow requirements of Pilbara Iron (Company) Services Pty Ltd and Pilbara Iron Pty Ltd.

Each of the partners in the joint operation is able to request the other to construct assets on their tenure to increase the capacity of the rail and port infrastructure network. The requesting partner's (Asset User's) share of the capacity of the network will increase by the capacity of the newly constructed asset, but generally that capacity may be provided from any of the network assets. The Asset User will pay an annual charge - Committed Use Charge (CUC) - over a contractually specified period irrespective of network usage. The constructing partner (Asset Owner) has an ongoing obligation to make available capacity from those assets and to maintain the assets in good working order as required under relevant State Agreements and associated tenure. The arrangements are managed through two wholly-owned subsidiaries: Pilbara Iron (Company) Services Pty Ltd and Pilbara Iron Pty Ltd.

We have also considered whether the CUC arrangements give rise to a lease between the Asset Owner and the Asset User. We have concluded that they do not, as there is no specified asset; rather the Asset User has a first priority right to the capacity in the CUC asset. This treatment was grandfathered on adoption of IFRS 16 on 1 January 2019, following an assessment under the preceding standards IAS 17 "Leases" and IFRIC 4 "Determining whether an arrangement contains a lease", with no change to the conclusion under IFRS 16 for subsequent expenditure subject to the existing CUC arrangements. Management considers that these arrangements are unique and has used judgement to apply the principles of IFRS to the accounting for the arrangements as described above. The obligation of the Asset Owner to make capacity available is fulfilled over time and not at a point in time. The CUC arrangement is therefore an executory contract as defined under IAS 37, whereby neither party has performed any of its obligations, or both parties have partially performed their obligations to an equal extent, and so the CUC payments are expensed as incurred. An alternative interpretation of the fact pattern could have resulted in a gross presentation in the Group's balance sheet with an asset and a corresponding liability to reflect the present value of the CUC payments. The Asset User is a wholly-owned subsidiary of Rio Tinto, whereas the Asset Owner is a joint operation. This impact would be some US$824 million (calculated on the basis of grossing up the tax written down value of the CUC assets). Other methods of calculating the gross-up might give rise to different numbers.

33 Entities accounted under the equity method

Principal joint ventures

The Group's principal joint ventures at 31 December 2025 are summarised in the table below.

Company	Country of incorporation/operation	Principal activities	Group interest (%)
Matalco Canada Inc.	Canada	Aluminium recycling	50
Minera Escondida Ltda[(a)]	Chile	Copper mining and refining	30
Sohar Aluminium Co. L.L.C.[(b)]	Oman	Aluminium smelting, power generation	20
Matalco USA, LLC	US	Aluminium recycling	50

(a) The year end of Minera Escondida Ltda is 30 June. The amounts included in the consolidated financial statements of Rio Tinto are, however, based on financial statements of Minera Escondida Ltda that are coterminous with those of the Group.

(b) Although the Group holds a 20% interest in Sohar Aluminium Co. L.L.C, decisions about relevant activities that significantly affect the returns that are generated require agreement of all parties to the arrangement. It is therefore determined that Rio Tinto has joint control.

Other relevant judgements	Accounting for Minera Escondida Ltda (Escondida)
Judgement has been applied on the determination that Escondida is a joint venture. We have based this on the nature of significant commercial decisions, including those in relation to capital expenditure, which require approval of both Rio Tinto and its partner BHP (holders of a 57.5% interest). In contrast, our partner has assessed Rio Tinto's rights as protective and concluded that it controls Escondida through its rights to direct relevant activities. Adoption of the equivalent judgement by the Group would result in reclassification of Escondida from a joint venture to an associate, with no other financial reporting consequence since accounting under the equity method would remain in place.	

Summary information for joint ventures that are material to the Group

This summarised financial information is shown on a 100% basis. It represents the amounts shown in the joint ventures' financial statements prepared in accordance with IFRS under Group accounting policies, including fair value adjustments and amounts due to and from Rio Tinto.

	Minera Escondida Ltda 2025 US$m	Minera Escondida Ltda 2024 US$m
Revenue	**15,273**	11,413
Depreciation and amortisation	**(1,497)**	(1,417)
Other operating costs	**(4,010)**	(4,123)
Operating profit	**9,766**	5,873
Finance expense	**(193)**	(233)
Income tax	**(4,463)**	(2,707)
Profit after tax	**5,110**	2,933
Other comprehensive income	**–**	14
Total comprehensive income	**5,110**	2,947
Non-current assets	**14,827**	12,991
Current assets	**4,540**	3,230
Current liabilities	**(2,727)**	(2,351)
Non-current liabilities	**(6,010)**	(5,585)
Net assets	**10,630**	8,285
Assets and liabilities above include:		
– cash and cash equivalents	**1,060**	677
– current financial liabilities	**(553)**	(170)
– non-current financial liabilities	**(3,110)**	(3,333)
Dividends received from joint venture (Rio Tinto share)	**1,014**	1,035

33 Entities accounted under the equity method *continued*

Principal associates

The Group's principal associates at 31 December 2025 are summarised in the table below.

Company	Country of incorporation/operation	Principal activities	Group interest (%)
Boyne Smelters Limited[(a)]	Australia	Aluminium smelting	73.5
Mineração Rio do Norte S.A.	Brazil	Bauxite mining	22
Winning Consortium Simandou Railway Pte. Ltd.[(b)]	Singapore/Guinea	Rail and port infrastructure including trans-Guinean	18.02
Winning Consortium Simandou Ports Pte. Ltd.[(b)]	Singapore/Guinea	heavy haul rail system	18.02
Halco (Mining) Inc.[(c)]	US	Bauxite mining	45

(a) The parties that collectively control Boyne Smelters Limited (BSL) do so through decisions that are determined on an aggregate voting interest that can be achieved by several combinations of the parties. Although each combination requires Rio Tinto's approval, this is not joint control as defined under IFRS 11 "Joint Arrangements". Rio Tinto is, therefore, determined to have significant influence over this company.

(b) Rio Tinto SimFer UK Limited (which is wholly owned by the Group) holds a 53% interest in SimFer Jersey Limited (SimFer Jersey), a company incorporated in Jersey. Refer to note 31 for further details. SimFer Jersey, through its wholly owned subsidiary, SimFer InfraCo Ltd., a company incorporated in the United Kingdom, holds a 34% interest in Winning Consortium Simandou Railway Pte. Ltd and Winning Consortium Simandou Ports Pte. Ltd (together referred to as "WCS Rail and Port Holding Entities"). As at 31 December 2025, the Group has an effective 18.02% indirect interest in the WCS Rail and Port Holding Entities. The WCS Rail and Port Holding Entities, in turn, hold an 85% interest in Winning Consortium Simandou Ports SA and Winning Consortium Simandou Rail SA (together referred to as "WCS Project Companies"), with the remaining 15% held by the Government of Guinea. As a result, the Group has an effective 15.32% indirect interest in the WCS Project Companies. The WCS Rail and Port Holding Entities are incorporated in Singapore; however, the operations of the WCS Project Companies are in Guinea.

(c) The Group holds a 45% interest in Halco (Mining) Inc., a non-managed associate. Halco (Mining) Inc., in turn, has a 51% indirect interest in Compagnie des Bauxites de Guinée, a bauxite mine, the core assets of which are located in Guinea.

Summary information for equity accounted units and reconciliation to amounts included within the Consolidated Financial Statements

	Minera Escondida Ltda[(a)] 30% 2025 US$m	Individually immaterial EAUs 2025 US$m	Total 2025 US$m	Minera Escondida Ltda[(a)] 30% 2024 US$m	Individually immaterial EAUs 2024 US$m	Total 2024 US$m
Net assets (100%)	10,630			8,285		
Group ownership interest	3,189			2,486		
Carrying value of Group's interest	3,189	2,692	5,881	2,486	2,351	4,837
Share of profit/(loss) after tax	1,533	(55)	1,478	880	(42)	838
Share of other comprehensive income/(loss)	–	35	35	3	(44)	(41)
Share of total comprehensive profit/(loss)	1,533	(20)	1,513	883	(86)	797

(a) In addition to its "Investment in equity accounted units", the Group recognises deferred tax liabilities of US$421 million (2024: US$349 million) relating to tax on unremitted earnings of equity accounted units.

34 Related-party transactions

Information about material related-party transactions of the Rio Tinto Group is set out below.

Subsidiary companies and joint operations

Transactions and balances with subsidiaries are fully eliminated on consolidation, while transactions and balances with joint operations are eliminated to the extent of our interest in the entity. Details of all subsidiary companies are disclosed in the consolidated entity disclosure statement, and information relating to principal joint operations can be found in note 32.

Equity accounted units

Transactions and balances with equity accounted units are summarised below. Purchases, trade and other receivables, and trade and other payables, relate largely to amounts charged by equity accounted units for toll processing of alumina and purchasing of bauxite and aluminium. Sales relate largely to sales of alumina to equity accounted units for smelting into aluminium.

	2025 US$m	2024 US$m	2023 US$m
Income statement items			
Purchases from equity accounted units	(1,029)	(874)	(1,163)
Sales to equity accounted units	1,062	684	349
Cash flow statement items			
Dividends from equity accounted units	1,070	1,067	610
Net funding of equity accounted units	(669)	(784)	(144)
Balance sheet items			
Investments in equity accounted units[(a)]	5,881	4,837	4,407
Loans to equity accounted units[(b)]	842	534	–
Loans related to equity accounted units	–	–	100
Trade and other receivables: related to equity accounted units[(c)]	318	221	189
Trade and other payables: related to equity accounted units	(266)	(209)	(206)

(a) Investments in equity accounted units include quasi-equity loans. Further information about investments in equity accounted units is set out in note 33.

(b) Relates to funding of WCS Rail and Port Holding Entities. In 2024, this also includes the initial amounts advanced as part of the acquisition of these EAUs.

(c) This includes prepayments of tolling charges.

Pension funds

Information relating to pension fund arrangements is set out in note 29.

Directors and key management

Details of Directors' and key management's remuneration are set out in note 30 and in the Remuneration report on pages 122 to 149.

Our equity

35 Share capital

Recognition and measurement

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new shares are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Group's equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes), is deducted from equity attributable to owners of Rio Tinto. Where such shares are subsequently reissued, any consideration received, net of any directly attributable incremental costs and the related income tax effects, is included in equity attributable to owners of Rio Tinto. If purchased Rio Tinto plc shares are cancelled, an amount equal to the nominal value of the cancelled share is credited to the capital redemption reserve.

Rio Tinto plc

	2025 Number (million)	2024 Number (million)	2023 Number (million)	**2025 US$m**	2024 US$m	2023 US$m
Issued and fully paid up share capital of 10p each						
At 1 January	**1,255.945**	1,255.892	1,255.845	**207**	207	207
Ordinary shares issued under the Global Employee Share plan (GESP)	**0.065**	0.053	0.047	**–**	–	–
Shares purchased and cancelled[(a)]	**–**	–	–	**–**	–	–
At 31 December	**1,256.010**	1,255.945	1,255.892	**207**	207	207
Shares held by public						
At 1 January	**1,252.922**	1,251.321	1,249.655			
Shares reissued from treasury under the GESP[(b)]	**1.305**	1.548	1.619			
Ordinary shares issued under the GESP[(b)]	**0.065**	0.053	0.047			
Shares purchased and cancelled[(a)]	**–**	–	–			
At 31 December	**1,254.292**	1,252.922	1,251.321			
Shares held in treasury	**1.718**	3.023	4.571			
Shares held by public	**1,254.292**	1,252.922	1,251.321			
Total share capital	**1,256.010**	1,255.945	1,255.892			
Other share classes						
Special Voting Share of 10p each[(c)]	**1 only**	1 only	1 only			
DLC Dividend Share of 10p each[(c)]	**1 only**	1 only	1 only			

(a) The authority for the company to buy back its ordinary shares was renewed at the 2021 annual general meeting. No shares were bought back and cancelled in 2025, 2024 or 2023 under the on-market buy-back program.

(b) New shares issued and reissued from Treasury during the year resulting from the vesting of awards and the exercise of options under Rio Tinto plc employee share-based payment plans had exercise prices and market values between £41.17 and £60.26 per share.

(c) The Special Voting Share was issued to facilitate the joint voting by shareholders of Rio Tinto plc and Rio Tinto Limited on Joint Decisions, following the DLC Merger. The DLC Dividend Share was issued to a subsidiary of Rio Tinto Limited to facilitate the efficient management of funds within the DLC structure. In addition, an Equalisation Share is authorised but not issued and is governed by the terms of the DLC Merger Sharing Agreement.

During 2025, US$30 million of shares and ADRs (2024: US$13 million; 2023: US$17 million) were purchased by employee share ownership trusts on behalf of Rio Tinto plc to satisfy employee share awards on vesting. At 31 December 2025, 512,911 shares (2024: 229,749; 2023: 253,371) and 31,371 ADRs (2024: 48,990; 2023: 45,694) shares were held in the employee share ownership trusts on behalf of Rio Tinto plc.

Rio Tinto Limited

	2025 Number (million)	2024 Number (million)	2023 Number (million)	**2025 US$m**	2024 US$m	2023 US$m
Issued and fully paid up share capital						
At 1 January	**371.21**	371.21	371.21	**3,060**	3,377	3,330
Adjustment on currency translation				**238**	(317)	47
At 31 December	**371.21**	371.21	371.21	**3,298**	3,060	3,377
– Special Voting Share[(a)]	**1 only**	1 only	1 only			
– DLC Dividend Share[(a)]	**1 only**	1 only	1 only			
Total share capital	**371.21**	371.21	371.21			

(a) The Special Voting Share was issued to facilitate the joint voting by shareholders of Rio Tinto Limited and Rio Tinto plc on Joint Decisions following the DLC Merger. The DLC Dividend Share was issued to a subsidiary of Rio Tinto Plc to facilitate the efficient management of funds within the DLC structure. Directors have the ability to issue an Equalisation Share if that is required under the terms of the DLC Merger Sharing Agreement.

During 2025, US$57 million of shares (2024: US$44 million; 2023: US$78 million) were purchased by employee share ownership trusts on behalf of Rio Tinto Limited to satisfy employee share awards on vesting. At 31 December 2025, 70,976 shares (2024: 303,327; 2023: 794,282) were held in the employee share ownership trusts on behalf of Rio Tinto Limited.

Information relating to share-based incentive schemes is in note 28.

36 Other reserves and retained earnings

	2025 US$m	2024 US$m	2023 US$m
Capital redemption reserve[(a)]			
At 1 January and 31 December	**51**	51	51
Cash flow hedge reserve			
At 1 January	**(39)**	(59)	(51)
Cash flow hedge gains	**57**	13	30
Cash flow hedge (gains)/losses transferred to the income statement	**(164)**	17	(39)
Tax on the above	**29**	(10)	1
At 31 December	**(117)**	(39)	(59)
Fair value through other comprehensive income reserve			
At 1 January	**(22)**	(22)	2
Losses on equity investments	**(34)**	–	(24)
At 31 December	**(56)**	(22)	(22)
Cost of hedging reserve			
At 1 January	**(8)**	(12)	(17)
Cost of hedging deferred to reserves during the year	**2**	3	4
Transfer of cost of hedging to the income statement	**1**	1	1
At 31 December	**(5)**	(8)	(12)
Other reserves[(b)]			
At 1 January	**11,570**	11,542	11,554
Own shares purchased from Rio Tinto Limited shareholders to satisfy share awards	**(57)**	(44)	(78)
Employee share options: value of services	**98**	76	62
Deferred tax on share options	**16**	(4)	4
At 31 December	**11,627**	11,570	11,542
Foreign currency translation reserve[(c)]			
At 1 January	**(6,438)**	(3,172)	(3,784)
Parent and subsidiaries' currency translation and exchange adjustments	**2,692**	(3,194)	598
Equity accounted units currency translation adjustments	**34**	(45)	14
Currency translation reclassified on disposal	**–**	(27)	–
At 31 December	**(3,712)**	(6,438)	(3,172)
Total other reserves per balance sheet	**7,788**	5,114	8,328

	2025 US$m	2024 US$m	2023 US$m
Retained earnings[(d)]			
At 1 January	**42,539**	38,350	35,020
Parent and subsidiaries' profit for the year	**8,397**	10,697	9,385
Equity accounted units' profit after tax for the year	**1,569**	855	673
Remeasurement gains/(losses) on pension and post-retirement healthcare plans[(e)]	**161**	88	(459)
Tax relating to components of other comprehensive income	**(38)**	(23)	151
Total comprehensive income for the year	**10,089**	11,617	9,750
Dividends paid	**(6,145)**	(7,025)	(6,466)
Change in equity interest held by Rio Tinto[(f)]	**(7)**	(468)	(13)
Own shares purchased/treasury shares reissued for share awards and other movements	**(30)**	(13)	(17)
Employee share options and other IFRS 2 charges taken to the income statement	**135**	78	76
At 31 December	**46,581**	42,539	38,350

(a) The capital redemption reserve was set up to comply with section 733 of the UK *Companies Act 2006* (previously section 170 of the UK *Companies Act 1985*) when shares of a company are redeemed or purchased wholly out of the company's profits. Balances reflect the amount by which the company's issued share capital is diminished in accordance with this section.

(b) Other reserves includes US$11,936 million which represents the difference between the nominal value and issue price of the shares issued arising from Rio Tinto plc's rights issue completed in July 2009. No share premium was recorded in the Rio Tinto plc financial statements through the operation of the merger relief provisions of the UK *Companies Act 1985*. Other reserves also include the cumulative amount recognised under IFRS 2 in respect of awards granted but not exercised to acquire shares in Rio Tinto Limited, less, where applicable, the cost of shares purchased to satisfy share awards exercised. The cumulative amount recognised under IFRS 2 in respect of awards granted but not exercised to acquire shares in Rio Tinto plc is recorded in retained earnings.

(c) Exchange differences arising on the translation of the Group's net investment in foreign controlled companies are taken to the foreign currency translation reserve. The cumulative differences relating to an investment are transferred to the income statement when the investment is disposed of.

(d) Retained earnings and movements in reserves of subsidiaries include those arising from the Group's share of joint operations.

(e) In 2025, there were US$1 million of remeasurement losses relating to equity accounted units (2024: losses of US$6 million, 2023: gains of US$3 million).

(f) In 2024, this relates to the additional interest acquired in ERA which increased from 86.3% to 98.43% as a result of new shares issued to Rio Tinto under ERA's entitlement offer to raise funds for the rehabilitation of the Ranger Project Area, as well as the settlement of deferred consideration payable to Turquoise Hill Resources Ltd dissenting shareholders.

Other notes

37 Contingencies and commitments

Recognition and measurement

Contingent liabilities, indemnities and other performance guarantees represent the potential outflow of funds from the Group for the satisfaction of obligations, including those under contractual arrangements (eg undertakings related to supplier agreements) not provided for on the balance sheet, where the likelihood of the contingent liabilities, guarantees or indemnities being called is assessed as possible rather than probable or remote.

Other relevant judgements	Contingencies

Disclosure is made for material contingent liabilities unless the possibility of any loss arising is considered remote based on our judgement and legal advice. These are quantified unless, in our judgement, the amount cannot be reliably estimated. The unit of account for claims is the matter taken as a whole and therefore when a provision has been recorded for the best estimate of the cost to settle the obligation there is no further contingent liability component. This means that when a provision is recognised for the best estimate of the expenditure required to settle the present obligation from a single past event, a further contingent liability is not reported for the maximum potential exposure in excess of that already provided.

We have not established provisions for certain additional legal claims in cases where we have assessed that a payment is either not probable or cannot be reliably estimated. A number of our companies are, and will likely continue to be, subject to various legal proceedings and investigations that arise from time to time. As a result, the Group may become subject to substantial liabilities that could affect our business, financial position and reputation. Litigation is inherently unpredictable and large judgements may at times occur. The Group may in the future incur judgements or enter into settlements of claims that could lead to material cash outflows.

Contingent liabilities – subsidiaries, joint operations, joint ventures and associates

	2025 US$m	2024 US$m
Contingent liabilities, indemnities and other performance guarantees[a]	**322**	192

(a) There were no material contingent liabilities arising in relation to the Group's joint ventures and associates.

Contingent liabilities – not quantifiable

The current status of contingent liabilities where it is not practicable to provide a reliable estimate of possible financial exposure is:

Litigation disputes

Litigation matter	Latest update
2011 Contractual payments in Guinea	In 2023, we resolved a previously self-disclosed investigation by the SEC into certain contractual payments totalling US$10.5 million made to a consultant who had provided advisory services in 2011, relating to the Simandou project in the Republic of Guinea. In August 2023, the UK Serious Fraud Office closed its case and announced that the Australian Federal Police maintains a live investigation into the matter. Rio Tinto continues to cooperate fully with relevant authorities. At 31 December 2025, the outcome of this investigation remains uncertain, but it could ultimately expose the Group to material financial cost. No provision has been recognised for the investigation. We believe this case is unwarranted and will defend the allegation vigorously.

Other contingent liabilities

We continue to modernise agreements with Traditional Owner groups in response to the Juukan Gorge incident. We have created provisions, within "Other provisions", based on our best estimate of historical claims. However, the process is incomplete and it is possible that further claims could arise relating to past events.

Close-down, restoration and environmental provisions are not recognised for those operations that have no known restrictions on their lives as the date of closure cannot be reliably estimated. This applies primarily to our Canadian aluminium smelters, which are not dependent upon a specific orebody and have access to indefinite-lived power from owned hydropower stations with water rights permitted by local governments. In these instances, a closure obligation may exist at the reporting date. However, due to the indefinite nature of asset lives, it is not possible to arrive at a sufficiently reliable estimate for the purposes of recognising a provision. Close-down, restoration and environmental provisions are recognised at these operations for separately identifiable closure activities which can be reasonably estimated, such as the demolition and removal of fixed structures after a predetermined period. Any contingent liability for these assets will crystallise into a closure provision if and when a decision is taken to cease operations.

Contingent assets

The Group has, from time to time, various insurance claims outstanding with reinsurers. Recognition of any assets arising takes place once the insurance company has agreed to refund the claims and the amount is quantifiable. This is usually in the same period as payment is received.

37 Contingencies and commitments *continued*

Capital commitments

Our capital commitments include:

- open purchase orders for managed operations and non-managed tolling entities
- expenditure on major projects already authorised by our Investment Committee for non-managed operations.

Our capital commitments do not include those relating to lease obligations, which are disclosed separately in note 22.

The capital commitments for Simandou are reported on a 100% basis for the SimFer mine and the SimFer scope of infrastructure as managed operations. The Group's share of EAU capital commitments reported in relation to WCS Rail and Port Holding Entities represents SimFer Jersey Limited's 34% investment in those EAUs, inclusive of funding due from non-controlling interests.

	2025 US$m	2024 US$m
Capital commitments excluding the Group's share of EAU capital commitments		
Within 1 year	**5,952**	4,559
Between 1 and 3 years	**1,720**	602
Between 3 and 5 years	**124**	313
After 5 years	**377**	82
Total	**8,173**	5,556
Group's share of EAU capital commitments		
Within 1 year	**684**	1,280
Between 1 and 3 years	**53**	271
Total	**737**	1,551

Impact of climate change on our business | Decarbonisation capital commitments

Capital commitments do not include the estimated incremental capital expenditure relating to decarbonisation projects unless otherwise contractually committed. In 2025, we adjusted our capital guidance to spend of US$1 billion to US$2 billion through to 2030. Included in capital commitments at 31 December 2025 are contractually committed decarbonisation capital commitments of US$142 million (2024: US$114 million), inclusive of the Amrun and Jinbi renewable PPAs, which are treated as leases that have not yet commenced (disclosed in note 22).

Other commitments

The Group has also made other commitments to incur a minimum amount of expenditure on community development initiatives as part of its agreements with various stakeholders. As of 31 December 2025, a total of US$215 million (2024: US$154 million) of such expenditure is estimated to be incurred over the next 25 years, out of which US$26 million (2024: US$27 million) is expected to be incurred within the next year.

Unrecognised commitments to contribute funding or resources to joint ventures

Along with the other joint venture partners, we have commitments to provide emergency funding (such as funding required to preserve the life of assets of the company or to comply with applicable laws) if required by Sohar Aluminium Company L.L.C., subject to approved thresholds.

At 31 December 2025, Minera Escondida Ltda held an undrawn shareholder line of credit, of which Rio Tinto's share was US$225 million (2024: US$225 million). The current facility will mature in September 2026.

Purchase obligations

Purchase obligations are enforceable and legally binding agreements to buy goods or services. They specify all significant terms, including fixed or minimum quantities to be purchased or consumed; fixed, minimum or variable price provisions; and the approximate timing of the transactions.

Purchase obligations for goods mainly relate to purchases of raw materials and consumables, and purchase obligations for services mainly relate to charges for the use of infrastructure, commitments to purchase power and freight contracts. These goods and services are expected to be used in the business. To the extent that this changes, a provision for onerous obligations may be made.

Purchases from joint arrangements or associates are included if the quantity to be purchased is in excess of our ownership interest in the entity. However, purchase obligations exclude contracted purchases of bauxite, alumina and aluminium from joint arrangements and associates and contracted purchases of alumina from third parties. This is because these purchases are made for commercial reasons and the Group is, overall, a net seller of these commodities.

37 Contingencies and commitments *continued*

The aggregate amount of future payment commitments under purchase obligations outstanding at 31 December is shown in the table below.

	2025 US$m	2024 US$m
Within 1 year	**3,573**	3,160
Between 1 and 2 years	**1,599**	1,461
Between 2 and 3 years	**1,479**	1,364
Between 3 and 4 years	**803**	851
Between 4 and 5 years	**621**	614
After 5 years	**4,800**	4,905
Total	**12,875**	12,355

Guarantees by parent companies

Rio Tinto plc and Rio Tinto Limited have, jointly and severally, fully and unconditionally guaranteed the following securities issued by the following 100% owned finance subsidiaries: US$15.2 billion (2024: US$6.2 billion) Rio Tinto Finance (USA) Limited and Rio Tinto Finance (USA) plc bonds with maturity dates up to 2065; and US$0.7 billion (2024: US$0.6 billion) on the European Debt Issuance Programme. In addition, Rio Tinto Finance plc and Rio Tinto Finance Limited have entered into undrawn facility arrangements for an aggregate amount of US$7.5 billion (2024: US$7.5 billion). The facilities are guaranteed by Rio Tinto plc and Rio Tinto Limited.

Rio Tinto plc has provided a guarantee, known as the completion support undertaking (CSU), in favour of the Oyu Tolgoi LLC project finance lenders.

At 31 December 2025, a total of US$5.4 billion (2024: US$5.5 billion) of project finance debt was outstanding under this facility of which US$3.8 billion (2024: US$3.9 billion) is owed to external third party lenders. Rio Tinto plc, through its subsidiaries, owns 66% of Oyu Tolgoi LLC, with the remaining share owned by Erdenes Oyu Tolgoi LLC (34%), which is controlled by the Government of Mongolia. The project finance was raised for development of the underground mine and the CSU will terminate on the completion of the underground mine according to a set of completion tests set out in the project finance facility. The CSU contains a carve-out for certain political risk events.

38 Auditors' remuneration

Group auditors' remuneration[(a)]

	2025 US$m	2024 US$m	2023 US$m
Audit of the Group	**20.6**	20.7	19.1
Audit of subsidiaries	**8.5**	7.4	7.5
Total audit	**29.1**	28.1	26.6
Audit-related assurance service	**2.4**	1.7	1.1
Other assurance services[(b)]	**2.9**	3.5	3.0
Total assurance services	**5.3**	5.2	4.1
Tax compliance	**–**	–	–
Other non-audit services not covered above	**0.2**	0.2	0.1
Total non-audit services	**5.5**	5.4	4.2
Total Group auditors' remuneration	**34.6**	33.5	30.8
Group auditors' remuneration as required to be categorised under SEC regulations			
Audit fees	**31.5**	30.0	27.7
Audit-related fees	**2.9**	3.3	3.0
Tax fees	**–**	–	–
All other fees	**0.2**	0.2	0.1
Total Group auditors' remuneration	**34.6**	33.5	30.8
Audit fees payable to other accounting firms			
Audit of the financial statements of the Group's subsidiaries	**0.3**	0.3	0.3
Fees in respect of pension scheme audits	**0.1**	0.1	0.1
Total audit fees payable to other accounting firms	**0.4**	0.4	0.4

(a) The remuneration payable to KPMG, the Group auditors, is approved by the Audit & Risk Committee (the 'Committee'). The Committee sets the policy for the award of non-audit work to the auditors and approves the nature and extent of such work, and the amount of the related fees, to ensure that independence is maintained. The fees disclosed above consolidate all payments, including overruns, made to member firms of KPMG by the companies and their subsidiaries, along with fees in respect of joint operations paid for by the Group. Non-audit services arise largely from assurance and regulation related work.

(b) In 2025, other assurance services include regulatory sustainability assurance services which amount to US$2.2 million, and the review of non-statutory financial information.

39 Events after the balance sheet date

On 11 February 2026, Oyu Tolgoi LLC received tax assessments amounting to MNT 1.6 trillion (approximately US$440 million) from the Mongolian Tax Authority in relation to the years ended 31 December 2021 and 31 December 2022.

These assessments are inconsistent with the Oyu Tolgoi Investment Agreement and applicable Mongolian legislation, and no adjustment has been made to the financial statements for the year ended 31 December 2025 in respect of these tax assessments. We will take relevant steps including engaging in discussions with the Government of Mongolia to resolve this matter.

There were no other significant events after the balance sheet date requiring disclosure.

40 New standards issued but not yet effective

We have not early adopted any new accounting standards or amendments that have been issued but are not yet effective.

IFRS 18 "Presentation and Disclosure in Financial Statements" (mandatory in 2027) will replace IAS 1. The new standard requires that companies classify all income and expenses into 5 categories in the statement of profit or loss, namely the operating, investing, financing, discontinued operations and income tax categories. Management-defined performance measures (MPMs), which are subtotals of income and expenses not specified by IFRS Accounting Standards and used in public communications, must be disclosed in a single note within the financial statements. The standard also provides enhanced guidance on grouping and organising information for better clarity. Additionally, the operating profit subtotal will be the starting point for the statement of cash flows under the indirect method. These changes aim to improve transparency and comparability across entities. We expect that certain of the Group's income and expense items will be reclassified among operating, investing, and financing categories, resulting in changes to the operating profit subtotal. Alternative performance measures meeting the definition of MPMs will be disclosed in a separate note with the reconciliation between these MPMs and profit after tax. This reconciliation will also account for income tax effects and the impact on non-controlling interests for each reconciling item as required by the standard. Our interest received and interest paid will be classified in investing activities and financing activities, respectively, in the statement of cash flows. Dividends received from equity accounted units and dividends paid to non-controlling interest holders will be classified in the investing activities and financing activities respectively under the new standard.

Foreign exchange differences will be classified in the category where the related income and expense form the item giving rise to the foreign exchange difference. We continue to assess the detailed implications of applying the new standard and expect that changes will be required to the presentation and disclosures in our financial statements.

Amendments to IFRS 9 "Financial Instruments" and IFRS 7 "Financial Instruments: Disclosures on Contracts Referencing Nature-dependent Electricity" (mandatory in 2026) will help companies better report the financial effects of nature-dependent electricity contracts, which are often structured as power purchase agreements (PPAs). The amendments include: clarifying the application of the "own-use" requirements, permitting hedge accounting if these contracts are used as hedging instruments; and adding new disclosure requirements to enable investors to understand the effect of these contracts on a company's financial performance and cash flows. The assessments performed to date have not identified a material impact on our financial statements as a result of these amendments.

The assessment is ongoing in relation to the amendments listed below, but no material impact has been identified to date:

- Annual Improvements to IFRS Accounting Standards (Amendments to IAS 7 "Statement of Cash Flows" and IFRS 10 "Consolidated Financial Statements" (mandatory in 2026)
- Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 "Financial Instruments" and IFRS 7 "Financial Instruments: Disclosures" (mandatory in 2026)
- IFRS 19 "Subsidiaries without Public Accountability: Disclosures" (mandatory in 2027).

41 Rio Tinto Limited parent company disclosures

The following disclosures are prepared under Australian Accounting Standards (AAS) and in accordance with Australian *Corporations Act 2001* (see page 244). In relation to Rio Tinto Limited, there are no significant measurement differences between AAS and IFRS as defined on page 158. Rio Tinto Limited has an Australian dollar functional currency and this balance sheet and related disclosures are also presented in Australian dollars.

As at 31 December	2025 A$m	2024 A$m
Assets		
Current assets	**16,018**	17,817
Non-current assets	**2,662**	2,723
Total assets	**18,680**	20,540
Liabilities		
Current liabilities	**(1,614)**	(2,095)
Non-current liabilities	**–**	–
Total liabilities	**(1,614)**	(2,095)
Net assets	**17,066**	18,445
Shareholders' equity		
Share capital	**3,504**	3,504
Other reserves	**507**	403
Retained earnings	**13,055**	14,538
Total equity	**17,066**	18,445
Profit of the parent company	**9,116**	11,704
Total comprehensive income of the parent company	**9,116**	11,704

Rio Tinto Limited guarantees

Rio Tinto Limited provides a number of guarantees in respect of Group companies.

Rio Tinto plc and Rio Tinto Limited have jointly guaranteed the Group's external listed debt under the US Shelf Programme, European Debt Issuance Programme and Commercial Paper Programme, which totalled A$23.6 billion at 31 December 2025 (2024: A$10.9 billion). These entities also jointly guarantee the Group's undrawn credit facility, which was A$11.2 billion at 31 December 2025 (2024: A$12.1 billion).

In addition, Rio Tinto Limited has provided a guarantee of all third-party obligations, including contingent obligations, of Rio Tinto Finance Limited, a wholly-owned subsidiary.

Pursuant to the DLC Merger, both Rio Tinto plc and Rio Tinto Limited issued deed poll guarantees by which each company guaranteed contractual obligations incurred by the other or guaranteed by the other.

Consolidated entity disclosure statement

Basis of preparation

This consolidated entity disclosure statement (CEDS) has been prepared as at 31 December 2025 in accordance with:

- subsection 295(3A) of the Australian *Corporations Act 2001* (Corporations Act), and includes information for each entity that was part of the Rio Tinto Group (being subsidiaries and other consolidated entities).
- section 409 of the UK *Companies Act 2006* (Companies Act), and includes information for the full list of related undertakings of the Rio Tinto Group. Apart from "subsidiary undertakings" (subsidiaries), related undertakings also includes "associated undertakings", and "significant holdings in undertakings other than subsidiary companies", which do not fall within the scope of subsection 295(3A) of the Corporations Act. Therefore, disclosures required under the Corporations Act are only made for entities which are considered a subsidiary of - or are otherwise consolidated in - the Rio Tinto Group.
- The definition of a subsidiary undertaking in accordance with the Companies Act is different from the definition under IFRS. As a result, the related undertakings included within this CEDS may not be the same as the related undertakings consolidated in the consolidated financial statements. Unless otherwise disclosed, all undertakings with an effective equity holding of greater than 50% are considered subsidiary undertakings for the purpose of this disclosure.

For all entities within this CEDS, place (country) of incorporation, classes of shares, the registered office address, the percentage of the share class held by Group entities, and the effective percentage of equity owned by the Group calculated by reference to voting rights, are disclosed. The share class held by the Group are ordinary (voting) shares (also referred to as common stock in certain countries), unless identified with one of the following annotations against the entity name:

(1) ordinary/common; (2) preference; (3) redeemable preference; (4) unit; (5) redeemable preference B; (6) registered; (7) special voting; (8) DLC dividend; (9) founder's; (10) non-cumulative redeemable preference; (11) non-redeemable preference; (12) deferred; (13) Class A; (14) Class B; (15) Class/Series C; (16) Class/Series D; (17) Class/Series E; (18) Series F; (19) Series G; (20) Class H; (21) Class J; (22) Class S; (23) Class Z; (24) E1 Class; (25) E2 Class; (26) F1 Class; (27) F2 Class; (28) G1 Class; (29) Stock Unit A; (30) Stock Unit B; (31) Stock Unit C; (32) C1 Class; (33) C2 Class.

Additionally, for subsidiaries and other consolidated entities, the entity's tax residency; whether the entity was a body corporate, partnership or trust; and whether the entity was a partner in a partnership, a trustee of a trust or a participant in a joint venture within the consolidated Group, are also disclosed. Unless otherwise disclosed, each entity in this CEDS is a body corporate.

Unless otherwise disclosed, the tax residency of subsidiaries and other consolidated entities is the same as the country of incorporation. The determination of tax residency involves judgement as the determination of tax residency is highly fact dependent and requires interpretation of relevant legislation, guidance and judicial precedent. Different interpretations could be adopted which could give rise to a different conclusion on residency. In determining tax residency, the Group has applied current legislation, judicial precedent and other available guidance, including where relevant, the Australian Commissioner of Taxation's public guidance in Tax Ruling TR 2018/5.

Refer to the "Basis of consolidation" on page 158 for further information on accounting policies, basis of consolidation, subsidiaries with material non-controlling interests, joint operations, joint ventures and associates.

An explanation of the dual-listed companies structure of Rio Tinto plc and Rio Tinto Limited can be found on pages 336 to 337.
For completeness, the effective ownership by the Group relates to effective holdings by both entities either together or individually.

Entities are listed by place (country) of incorporation and under their registered office address.

Parent entities

Australia

Level 43, 120 Collins Street, Melbourne VIC 3000

Rio Tinto Limited

United Kingdom

6 St James's Square, London, SW1Y 4AD

Rio Tinto plc

Wholly-owned subsidiaries

Angola

Edificio Kilamba, 20th Floor, Avenida 4 de Fevereiro, Marginal de Luanda, Luanda

Rio Tinto Angola (SU), LDA.

Rio Tinto Exploration Angola (SU), Limitada

Escritorio B01 401, 4th Andar, Edf 1, Bloco 1, Via S8, Talatona, Luanda

Rio Tinto Metais Básicos Angola (SU), Lda

Argentina

Carlos Pellegrini, 1427, 4th Floor Ciudad, Autónoma de Buenos Aires, 1011

Olaroz Lithium SA

Intendente Lascano 2100, San Fernando del Valle de Catamarca, Catamarca, 4700

Galaxy Lithium (SAL DE VIDA) S.A.

Mza.5 Lote 6, Ciudad Oeste, San Lorenzo Chico – 4401, Salta, 4400

Advantage Lithium Argentina SAU

El Trigal SAU

La Frontera Minerals SAU

South American Salars SA

Australia

155 Charlotte Street, Brisbane QLD 4000

Alcan Gove Development Pty Limited

Alcan Holdings Australia Pty Limited

Alcan Northern Territory Alumina Pty Limited

Alcan Primary Metal Australia Pty Ltd[bb]

Alcan South Pacific Pty Ltd

Australian Coal Holdings Pty. Limited[a]

Cathjoh Holdings Pty Limited[bb]

Gladstone Infrastructure Pty Ltd

Gove Aluminium Ltd

GPS Energy Pty Limited[w]

GPS Nominee Pty Limited

GPS Power Pty. Limited[w]

Hunter Valley Resources Pty Ltd

Johcath Holdings Pty Limited

Kembla Coal & Coke Pty. Limited

Mitchell Plateau Bauxite Co. Pty. Limited[y]

Pacific Aluminium Pty. Limited[a]

Pechiney Consolidated Australia Pty Limited

Australia (continued)

Queensland Coal Pty. Limited
Rio Tinto Alcan Technology Pty Ltd
Rio Tinto Aluminium (Bell Bay) Limited
Rio Tinto Aluminium (Holdings) Limited
Rio Tinto Aluminium Bell Bay Sales Pty Limited
Rio Tinto Aluminium Limited
Rio Tinto Aluminium Services Pty Limited
Rio Tinto Coal (Clermont) Pty Ltd
Rio Tinto Coal Australia Pty Limited
Rio Tinto Coal NSW Holdings Pty Ltd[(a)]
RTA AAL Australia Limited
RTA Boyne Limited
RTA Gove Pty Limited
RTA Holdco Australia 1 Pty Ltd
RTA Holdco Australia 3 Pty Ltd
RTA Holdco Australia 5 Pty Ltd
RTA Holdco Australia 6 Pty Ltd
RTA Pacific Pty Limited
RTA Sales Pty Ltd
RTA Smelter Development Pty Limited
RTA Weipa Pty Ltd
RTA Yarwun Pty Ltd
Swiss Aluminium Australia Limited
Trans Territory Pipeline Pty Limited
Winchester South Development Company Proprietary Limited

19 Westal Street, Nhulunbuy NT 0880

Nhulunbuy Corporation Limited[(c)]

37 Belmont Avenue, Belmont WA 6104

Peko Exploration Pty Ltd.
Rio Tinto Exploration Pty Limited[(a)]

Level 18, Central Park, 152-158 St Georges Terrace, Perth WA 6000

A.C.N. 646 148 754 Pty. Ltd.
Allkem Corporate Services Pty. Ltd.
Allkem Financial Services Pty. Ltd.
Allkem Pty. Ltd.
AML Properties Pty Ltd
Argyle Diamond Mines Pty Limited
Argyle Diamonds Pty Limited[(a)]
Ashton Mining Pty Ltd
Ashton Nominees Pty Limited
Capricorn Diamonds Investments Pty Limited
Channar Management Services Pty Limited
Channar Mining Pty Ltd
Dampier Desalination Proprietary Limited
Galaxy Lithium Australia Pty. Ltd.
Galaxy Resources Pty. Ltd.
Hamersley Exploration Pty Limited
Hamersley HMS Pty Ltd
Hamersley Holdings Limited[(a)]
Hamersley Iron - Yandi Pty Limited[(a)]
Hamersley Iron Pty. Limited[(dd)]
Hamersley Resources Limited[(z)]
Hamersley WA Pty Ltd[(x)]
HIsmelt Corporation Pty Limited[(a)]
Juna Station Pty Ltd
Lithium Extraction Technologies (Australia) Pty Ltd
Mount Bruce Mining Pty Limited
NBH Pty Ltd
Norgold Pty Limited
North Gold (W.A.) Pty Ltd
North IOC Holdings Pty Ltd
North Limited
North Mining Limited[(aa)]
Peko-Wallsend Pty Ltd
Pilbara Iron Company (Services) Pty Ltd
Pilbara Iron Pty Ltd
Ranges Management Company Pty Ltd
Ranges Mining Pty Ltd[(u)]
Rhodes Ridge Account Manager Pty Ltd
Rhodes Ridge Management Services Pty Ltd
Rincon Mining Pty Limited
Rio Tinto EN21 Australia Pty Ltd[(a)]
Rio Tinto EN21 Op Co Pty Ltd
Rio Tinto Investments One Pty Limited
Rio Tinto Investments Two Pty Limited
Rio Tinto Iron Ore (Pilbara) Sales Pty Ltd
Rio Tinto PACE Australia Pty Limited[(a)]
Rio Tinto Winu Pty Limited[(a)(t)]
Robe River Limited
Rocklea Station Pty Ltd
South American Salar Minerals Pty. Ltd.
Winu Services Pty Ltd[(a)]

Level 43, 120 Collins Street, Melbourne VIC 3000

Australian Mining & Smelting Pty Ltd[(a)]
Canning Resources Pty Limited[(a)]
CRA Investments Pty. Limited[(a)]
CRA Pty Ltd[(a)]
Fundsprops Pty. Limited[(a)]
Kalimantan Gold Pty Limited
Kelian Pty. Limited[(a)]
Kutaibar Holdings Pty Ltd[(a)]
MineSmith Australasia Pty Ltd[(d)]
North Insurances Pty. Ltd.
Project Generation Group Pty Ltd[(a)]
Rio Tinto (Commercial Paper) Limited[(a)]
Rio Tinto Advisory Services Pty Limited
Rio Tinto Asia Pty. Limited[(a)]
Rio Tinto Biofuels Pty Ltd
Rio Tinto Closure Pty Limited[(a)]
Rio Tinto Energy and Climate Investments Australia Pty Ltd[(a)]
Rio Tinto Energy Services Pty Ltd
Rio Tinto Finance (Rhodes Ridge) Pty Ltd
Rio Tinto Finance (USA) Limited[(a)]
Rio Tinto Finance Limited[(a)]
Rio Tinto Leaching Technologies Pty Limited[(a)]
Rio Tinto Services Limited[(a)]
Rio Tinto Shared Services Pty Limited
Rio Tinto Shipping Pty. Limited.[(a)]
Rio Tinto Staff Fund (Retired) Pty Limited[(a)]
RTLDS Aus Pty Ltd[(a)]
RTPDS Aus Pty Ltd
Southern Copper Pty. Limited
Technological Resources Pty. Limited[(a)]
The Zinc Corporation Pty Ltd
Tinto Holdings Australia Pty. Limited
Wimmera Industrial Minerals Pty. Limited[(a)]

Belgium

Hoveniersstraat 53, 2018, Antwerp

Rio Tinto Diamonds NV

Rond-point Robert Schuman 2/4, 1040, Bruxelles

Rio Tinto Belgium SA

Bermuda

Clarendon House, 2 Church Street, Hamilton, HM 11

North IOC (Bermuda) Holdings Limited

North IOC (Bermuda) Limited

QIT Madagascar Minerals Ltd[f]

Rio Tinto Escondida Limited[f]

Brazil

Avenida das Nações Unidas, 12.551 - 19th floor - Suite 1.911, São Paulo, SP, 04578-00

Alcan Composites Brasil Ltda

Avenida Engenheiro Emiliano Macieira, 1 - km 18, Pedrinhas, Sao Luis, MA, 65095-603

Rio Tinto do Brasil Ltda.

Avenida Benedito Lessa 240, Bairro Conceição, Município de Ipaiú, Estado de Bahia, CEP, 45.570-000

Rio de Contas Desenvolvimentos Minerais Ltda

SIG Quadra 04, Lote 175, Torre A, Salas 106 a 109, Edificio Capital Financial Center, Brasilia, CEP 70610-440

Rio Tinto Desenvolvimentos Minerais Ltda.

SIG Quadra 04, Lote 75, Torre A Sala, 109 Parte B, Edificio Capital Financial Center, Brasilia, CEP, 70610-440

Rio Tinto Mineracao do Brasil Ltda

SIG, QUADRA 04, Lote 75, Sala 109 Parte C, Edificio Capital Financial Center, Brasilia DF, CEP, 71.610-440

Empresa de Mineracao Finesa Ltda.

SIG, QUADRA 04, Lote 75, Sala 109 Parte D, Edificio Capital Financial Center, Brasilia DF, CEP, 71.610-440

Mineracao Tabuleiro Ltda

SIG, QUADRA 04, Lote 75, Sala 109 Parte E, Edificio Capital Financial Center, Brasilia DF, CEP, 71.610-440

Rio Santa Rita Empreenimentos e-Particiacoes Ltda

Canada

1212-1175 Douglas Street, Victoria BC V8W 2E1

Rio Tinto Exploration Canada Inc.

1625 Route Marie-Victorin, Sorel-Tracy QC J3R 1M6

Rio Tinto Fer et Titane inc.

Rio Tinto Iron and Titanium Canada Inc. / Rio Tinto Fer et Titane Canada Inc.

200-204 Lambert Street, Whitehorse YT Y1A 1Z4

Turquoise Hill Resources Ltd.

300-5201 50th Avenue, Yellowknife NT X1A 2P8

Diavik Diamond Mines (2012) Inc.[cc]

300-815 West Hastings Street, Vancouver BC V6C 1B4

Rio Tinto Potash Management Inc. / Rio Tinto Potasse Management Inc.[s]

400-1190 Avenue des Canadiens-de-Montréal, Montréal QC H3B 0E3

10676276 Canada Inc.

16140467 Canada Inc.

16992269 Canada Inc.

9519-2845 Quebec inc.[r]

Alcan Management Services Canada Limited / Societe de Services de Gestion Alcan Canada Limitee

Alcan Realty Limited / Societe Immobiliere Alcan Limitee

Galaxy Lithium (Canada) Inc.

Galaxy Lithium One Inc.

Livent Lithium Quebec Inc.

Rio Tinto Alcan Fund Inc.

Rio Tinto Alcan Inc.[r]

Rio Tinto Alcan International Ltd. / Rio Tinto Alcan International Ltee

Rio Tinto Canada Inc

Rio Tinto Canada Management Inc. / Rio Tinto Gestion Canada Inc.

Rio Tinto Energy and Climate Investments Canada Inc./Rio Tinto Investissements Énergie et Climat Canada Inc.

Rio Tinto PACE Canada Inc. / Gestion Rio Tinto PACE Canada Inc.

The Roberval and Saguenay Railway Company/ La Compagnie du Chemin de Fer Roberval Saguenay

5300-66 Wellington Street West, Toronto ON M5K 1E6

1043802 Ontario Ltd

Rio Tinto Saskatchewan Potash Holdings General Partner Inc.[s]

Rio Tinto Saskatchewan Potash Holdings Limited Partnership[c][p]

745 Thurlow Street, Suite 2400, Vancouver BC V6E 0C5

1508137 B.C. Ltd.

90 Riviera Drive, Markham ON L3R 5M12

Rio Tinto Lithium Canada Inc.

Cayman Islands

One Nexus Way, Camana Bay, c/o Intertrust Corp Services, Grand Cayman, KY1-9005

Lithium Cayman LLP[m]

Chile

Av. Presidente Riesco 5435, Of. 1302, Las Condes, Santiago

Rio Tinto Chile Dos SpA

Rio Tinto Chile SpA

Rio Tinto Chile Tres SpA

China

41/F Wheelock Square, No. 1717 West Nanjing Road, Jing' an District, Shanghai, 200040

Rio Tinto Trading (Shanghai) Co., Ltd.

418 Nanshi Street, Suzhou Industrial Park, Suzhou, 215021

Rio Tinto Iron & Titanium (Suzhou) Co., Ltd

No. 32, North Beijing Road, Yangtse River Chemical Park, Free Trade Zone, Zhangijiagang, Jiangsu, 215635

Livent Lithium (Zhangjiagang) Co. Ltd.

Room 328, 3rd Floor, Unit 2, 231 Shibocun Road, Shanghai, Pilot Free Trade Zone, 200125

Rio Tinto Mining Commercial (Shanghai) Co., Ltd.

Units 15-16, 18/F, China World Office Building 2, No. 1 Jianguomenwai Dajie, Chaoyang District, Beijing

Rio Tinto Minerals Exploration (Beijing) Co., Ltd

Colombia

Calle 2, No. 20, 50 Edificio Q Office, Medellin, Antioquia, 503

ACO Colombia S.A.S.

RT Colombia S.A.S.

Finland

PL 18, Helsinki, 00271

Rio Tinto Exploration Finland OY

France

60 Avenue Charles de Gaulle, 92200, Neuilly-Sur-Seine

Pechiney Bâtiment

Rio Tinto France S.A.S.

RTA HOLDCO FRANCE 1 S.A.S.

RTA HOLDCO FRANCE 2 S.A.S.

725 rue Aristide Bergès, 38340, Voreppe

AP Service

Rio Tinto Aluminium Pechiney

89 Route de Bourbourg, 59210, Coudekerque-Branche

Borax Français

Germany

Alfred-Herrhausen-Allee 3-5, 65760, Eschborn

Rio Tinto Commercial GmbH
Rio Tinto Iron & Titanium GmbH[c]
Rio Tinto Iron & Titanium Holdings GmbH[c]

Alusingenplatz 1, D-78221, Singen

Alcan Betriebs- und Verwaltungsgesellschaft GmbH
Alcan Lebensmittelverpackungen GmbH
Alcan Packaging Mühltal Gmbh & Co. KG
Scheuch Unterstuetzungskasse GmbH

Guernsey

Plaza House, Third Floor, Elizabeth Avenue, St. Peter Port, GY1 2HU

Livent Lithium (GY) Limited

Guinea

Immeuble Camayenne Corniche Nord, Commune de Dixinn, BP 848, Conakry

Rio Tinto Guinée S.A.

Manquépas - Commune de Kaloum

Fondation Rio Tinto[c]

Hong Kong

10/F, Guangdong Investment Tower, 148 Connaught Road Central

Galaxy Resources International Ltd.

6/F, Luk Kwok Centre, 72 Gloucester Road, Wan Chai

Alcan Asia Limited[e]
Rio Tinto Asia Ltd[e][h]

Iceland

P.O. Box 244, IS-222, Hafnarfjördur

Rio Tinto Iceland Ltd.

India

Ground, 1st & 2nd Floor, DLF Building No. 7, Tower B, DLF Cyber City, Phase III, Gurgaon, Haryana, 122002

Rio Tinto Exploration India Private Limited[d]
Rio Tinto India Private Limited

Ireland

8-34 Percy Place, Dublin 4, D04 P5K3

Arcadium Lithium Financing IRL DAC
Arcadium Lithium Intermediate IRL Limited[f]

Japan

Kojimachi Diamond Building, 8th Floor, 1 Kojimachi 4-chome, Chiyoda-ku, Tokyo, 102-0083

Rio Tinto Japan Limited

Marunouchi Eiraku Building 15F, 1-4-1, Marunouchi, Chiyoda-Ku, Tokyo

Livent Japan G.K.

Jersey

3rd Floor, IFC 5, Castle Street, St Helier, JE2 3BY

Rio Tinto Jersey Holdings 2010 Limited[f]

3rd Floor, 44 Esplanade, St Helier, JE4 9WG

Arcadium Lithium plc[f]

Kazakhstan

Dostyk 310/G, Almaty, 050020

Korgantas LLP[c][d][o]
Rio Tinto Exploration Kazakhstan LLP[c][o]

Korea, Republic of

16th Floor, Aju Building, 201, Teheran-ro, Gangnam-gu, Seoul, 06141

Rio Tinto Korea Ltd
Livent Korea LLC

Lao People's Democratic Republic

5th Floor, AGL Building, 33 Lane Xang Avenue, Hatsady Village, Chanthaboury District, Vientiane Capital

Rio Tinto Minerals Development (Lao) Sole Co., Ltd.[i]

Malaysia

Suite 13.03, 13th Floor, Menara Tan & Tan, 207 Jalan Tun Razak, 50400, Kuala Lumpur

Borax Malaysia Sdn Bhd

Mexico

Florencia 57, Piso 3, Col. Juarez, Delegacion Cuauhtemoc, Mexico, D.F., 06600

Minera Kennecott, S.A. de C.V.[d][g]

Mongolia

Level 17, Shangri-La Center, Olympic Street 19A, Sukhbaatar District, Ulaanbaatar, 14214

Heruga Exploration LLC
Rio Tinto Holdings LLC
Rio Tinto Mongolia LLC

Mozambique

Av. da Marginal Nº 4985, 1º andar – Prédio ZEN, Maputo

Mutamba Mineral Sands S.A.

Netherlands

6 St James's Square, London, SW1Y 4AD, United Kingdom

Rio Tinto Eastern Investments B.V.[f]

Basisweg 10, 1043 AP, Amsterdam

Livent Foreign HoldCo B.V.

Bolder Corporate Services (Netherlands) B.V., De Boelelaan 7, 7th Floor, 1083, Amsterdam, HJ

Galaxy Lithium Holdings B.V.

Welplaatweg 104, 3197 KS Botlek-Rotterdam

Oyu Tolgoi Netherlands BV
Alcan Holdings Europe B.V.
Alcan Holdings Nederland B.V.
Borax Rotterdam BV
Rio Tinto Diamonds Netherlands B.V.
Saryarka B.V.[d]

New Zealand

1530 Tiwai Road, Tiwai Point, Invercargill, 9877

Electric Power Generation Limited[a]
New Zealand Aluminium Smelters Ltd
Pacific Aluminium (New Zealand) Limited

Level 2, 20 Customhouse Quay, Wellington, 6011

NZAS Retirement Fund Trustee Limited

Papua New Guinea

C/- Guinn Accountants, Section 15, Lot 15, Bernal Street, Port Moresby, National Capital District

Rio Tinto Holding PNG Limited

Section 15, Lot 15, Bernal Street, National Capital District, Port Moresby

Rio Tinto Exploration (PNG) Limited[a][l]

Peru

Av. La Paz 1049, Oficina 503, Miraflores, Lima, 18

Rio Tinto Mining and Exploration S.A.C.

Rwanda

9 (Plot 526), KG 668 St, Kimihurura, Gasabo, Kigali

Rio Tinto Exploration Rwanda Limited

Serbia

Bulevar Milutina Milankovica 1i, 5th Floor, Novi Beograd, 11070

Jadar Free Zone Management Company DOO Beograd - Novi Beograd
Rio Sava Exploration DOO
Rio Tinto Exploration Dunav d.o.o. Beograd - Novi Beograd[c]

Singapore

12 Marina Boulevard, #10-01 MBFC Tower 3, 018982

Cuprum Metals Pte. Ltd.
Sharp Investment Holding Company Pte. Ltd.

12 Marina Boulevard, #20-01 MBFC Tower 3, 018982

Rio Tinto Commercial Pte. Ltd.
Rio Tinto Global Employment Company Pte. Ltd.
Rio Tinto Marketing Pte. Ltd.
Rio Tinto Minerals Asia Pte Ltd
Rio Tinto Procurement (Singapore) Pte Ltd
Rio Tinto Shipping (Asia) Pte. Ltd.
Rio Tinto Singapore Holdings Pte Ltd

2 Shenton Way #26-01, SGX Centre I, 068804

Metals and Minerals Insurance Pte Limited

2 Venture Drive, #24-01, Vision Exchange, 608526

Turquoise Hill Resources Singapore Pte Ltd.[d][k]

77 Robinson Road #13-00, 068896

AGM Holding Company Pte. Ltd.[d][k]
Singapore Metals Pte. Ltd.[d][j]

77 Robinson Road #20-01, 068896

Livent Singapore Pte. Ltd.

South Africa

1 Harries Road, Illovo, Sandton, 2196

Rio Tinto Management Services South Africa (Proprietary) Ltd

Ground Floor-Cypress Place North, Woodmead Business Park, 140/142 Western Service Road, Woodmead, 2191

Riversdale Connections (Proprietary) Ltd

The Farm RBM, Number 16317, KwaZulu-Natal, 3900

Richards Bay Mining Holdings (Proprietary) Limited
Richards Bay Titanium Holdings (Proprietary) Limited

Spain

CN 340, Km 954, 12520 NULES, Castellon

Borax España, S.A.

Switzerland

Badenerstrasse 549, CH-8048, Zürich

Metallwerke Refonda AG
Rio Tinto Switzerland AG (SA/Ltd.)

Zahlerweg 6, 6300, Zug

Livent Switzerland GmbH

United Kingdom

5 Churchill Place, 10th Floor, London, E14 5HU

Livent Lithium UK Holdings Limited
Quebec Lithium Partners (UK) Limited
Livent UK Pension Plan Limited

6 St James's Square, London, SW1Y 4AD

Alcan Chemicals Limited
Alcan Farms Limited
Anglesey Aluminium Metal Limited
Borax Europe Limited
British Alcan Aluminium Limited
IOC Sales Limited
Lawson Mardon Flexible Limited
Lawson Mardon Smith Brothers Ltd.
Nuton Holdings Limited
Pechiney Aviatube Limited
Rio Tinto Australian Holdings Limited
Rio Tinto Bahia Holdings Limited
Rio Tinto BM Limited
Rio Tinto BM Subsidiary Limited
Rio Tinto Canada Finance Limited
Rio Tinto Copper Holdings Limited
Rio Tinto Copper Limited
Rio Tinto Energy Limited
Rio Tinto European Holdings Limited[b]
Rio Tinto Finance (USA) plc
Rio Tinto Finance plc
Rio Tinto Indonesian Holdings Limited
Rio Tinto International Holdings Limited[b]
Rio Tinto Iron Ore Atlantic Limited
Rio Tinto Iron Ore Trading China Limited
Rio Tinto London Limited
Rio Tinto Medical Plan Trustees Limited
Rio Tinto Metals Limited
Rio Tinto Minerals Development Limited
Rio Tinto Minerals Investments Africa Limited
Rio Tinto Minerals Limited
Rio Tinto Mining and Exploration Limited
Rio Tinto Nominees Limited
Rio Tinto OT Management Limited
Rio Tinto Overseas Holdings Limited
Rio Tinto Pension Fund Trustees Limited
Rio Tinto Secretariat Limited
Rio Tinto SimFer UK Limited
Rio Tinto South East Asia Limited
Rio Tinto Sulawesi Holdings Limited
Rio Tinto Technological Resources UK Limited
Rio Tinto Western Holdings Limited
RTA Holdco 1 Limited
RTA Holdco 4 Limited
RTLDS UK Limited
TBAC Limited
Thos. W. Ward Limited
THR Copper Limited

Commercial Road, Bromborough, Wirral, Merseyside, CH62 3NL

Lithium Corporation of Europe Limited
Livent Lithium UK Limited

International Centre for Sustainable Carbon, 27 Old Gloucester Street, London, England, WC1N 3AX

IEA Coal Research Limited

Pure Offices Cheltenham Office Park, Hatherley Lane, Cheltenham, GL51 6SH

IEA Environmental Projects Limited

United States

1108 E. South Union Avenue, Midvale UT 84047

Three Crowns Insurance Company

15 West South Temple, Suite 600, Salt Lake City UT 84101

Daybreak Property Holdings LLC[c]
DB Medical I LLC
DBVC1 LLC[c]
Kennecott Utah Copper LLC
Rio Tinto Minerals Inc.

211 East 7th Street, Suite 620, Austin TX 78701-3218

Alcan Corporation
Alcan Primary Products Corporation

251 Little Falls Drive, Wilmington DE 19808

Alcan Primary Products Company LLC
BetterIron - Texas Inc.
CuTerra Holdings LLC
Daybreak Development LLC
Daybreak Secondary Water Distribution Company
Daybreak Water Holding LLC
Eastland Management Inc.
Flambeau Mining Company
High Purity Iron Inc.
Iron Company of Texas LLC
Kennecott Barneys Canyon Mining Company
Kennecott Exploration Company
Kennecott Holdings Corporation
Kennecott Land Company
Kennecott Land Investment Company LLC[c]
Kennecott Nevada Copper Company
Kennecott Ridgeway Mining Company
Kennecott Royalty Company
Kennecott Services Company
Kennecott Water Distribution LLC
KUC NWQ JV LLC
Lithium USA Holding LLC
Livent Asia-Pacific, Inc.
Livent Corporation
Livent Lithium LLC
Livent Overseas Ltd.
Livent Quebec Holdings LLC
Livent USA Corp.
MDA Lithium Holdings LLC
Nuton LLC[v]
Pacific Coast Mines, Inc.
Pechiney Bécancour, Inc.
Pechiney Cast Plate, Inc.
Pechiney Holdings, Inc.
Pechiney Metals LLC[c]
Pechiney Plastic Packaging, Inc.
Pechiney Sales Corporation
Resolution Copper Company
Rio Tinto America Holdings Inc.
Rio Tinto America Inc.
Rio Tinto AuM Company
Rio Tinto Commercial Americas Inc.
Rio Tinto Energy America Inc.
Rio Tinto Energy Development LLC
Rio Tinto Energy Services Inc.
Rio Tinto Finance (USA) Inc.
Rio Tinto Hydrogen Energy LLC[c]
Rio Tinto Leaching Technologies LLC
Rio Tinto Mining and Exploration Inc.
Rio Tinto Services Inc.
Rio Tinto Technological Resources Inc.
Rio Tinto Technology Holdings Corporation
Skymont Corporation
Sohio Western Mining Company
The Pyrites Company, Inc.
U.S. Borax Inc.
Victoria Technology Inc.[a]
Waste Solutions and Recycling LLC

80 State Street, Albany NY 12207-2543

Alcan International Network U.S.A. Inc.
Henlopen Manufacturing Co., Inc.

8825 N. 23rd Avenue, Suite 100, Phoenix AZ 85021

Integrity Land and Cattle LLC
Swift Current Land & Cattle LLC[c]

British Virgin Islands

Craigmuir Chambers, PO Box 71, Road Town, Tortolla, VG1110

THR Oyu Tolgoi Ltd.[f]

Zambia

Block A, Suites GF05-GF08, Bishops Office Park, 4 Bishops Road, Kabulonga, Lusaka

Solwezi Metals Exploration Limited
Rio Tinto Exploration Zambia Limited

Subsidiaries where the effective ownership is less than 100%

Name of entity and place (country) of incorporation	Registered address	Share class note	% of share class held by Group companies	Effective Group % ownership
Argentina				
Los Andes Compania Minera SA	Curupaytí 151, San Salvador de Jujuy, Jujuy, 4600	(1)	100	66.8
Sales de Jujuy S.A.	Curupaytí 151, San Salvador de Jujuy, Jujuy, 4600	(13)	100	66.5
Minera del Altiplano S.A.	Intendente Lascano 2100, San Fernando del Valle de Catamarca, Catamarca, 4700	(c)	–	99.99
Australia				
Dampier Salt Limited	Level 18, Central Park, 152-158 St Georges Terrace, Perth WA 6000	(1)	68.36	68.36
Energy Resources of Australia Ltd	TIO Building, Level 8, 24 Mitchell Street, Darwin, NT 0800	(1)	98.43	98.43
Hope Downs Marketing Company Pty Ltd	Level 18, Central Park, 152-158 St Georges Terrace, Perth WA 6000	(13)	100	50
Robe River Mining Co. Pty. Ltd.[aa]	Level 18, Central Park, 152-158 St Georges Terrace, Perth WA 6000	(13)	40	73.61
		(14)	76.36	

Name of entity and place (country) of incorporation	Registered address	Share class note	% of share class held by Group companies	Effective Group % ownership
Canada				
Electrode Manufacturing Demonstration Plant, L.P. / Usine de démonstration de fabrication d'électrodes, Société en commandite[p]	400-1190 Avenue des Canadiens-de-Montréal, Montréal QC H3B 0E3	(4)	100	99.9
Évolys Québec Inc.	400-1190 Avenue des Canadiens-de-Montréal, Montréal QC H3B 0E3	(1)	79.42	79.42
Gulf Power Company / La Compagnie Gulf Power	400-1190 Avenue des Canadiens-de-Montréal, Montréal QC H3B 0E3	(1)	100	58.72
Quebec North Shore and Labrador Railway Company Inc. / Compagnie de Chemin de Fer du Littoral Nord de Quebec et du Labrador Inc.	400-1190 Avenue des Canadiens-de-Montréal, Montréal QC H3B 0E3	(1)	100	58.72
Nemaska Lithium Inc.	750-600 boul. De Maisonneuve O Montreal QC H3A3J2	(1)	50	50
Chile				
Nuevo Cobre S.A.	Av. Ricardo Lyon #222, Office 1403, Providencia, Santiago, Metropolitan Region	(1)	100	57.74
Guinea				
SimFer InfraCo Guinée S.A.	Tours Cocotiers, Coléah Route du Niger, Matam, Conakry, BP848	(2)	100	45.05
SimFer S.A.	Tours Cocotiers, Coléah Route du Niger, Matam, Conakry, BP848	(1)	85	45.05
SimFer Marine Guinée S.A.	Tours Cocotiers, Coléah Route du Niger, Matam, Conakry, BP848	(1)	100	53
Société Minière Et De Participations Guinée-Alusuisse	Tougue, Guinea	(c)	–	50
India				
Rio Tinto Orissa Mining Private Ltd	220, 2nd Floor, DLF Cyber City, Chandaka Industrial Area, Patia, Bhubneshwar, Odisha, 751024	(1)	51	51
Indonesia				
PT Kelian Equatorial Mining	Sampoerna Strategic Square, South Tower, Level 30, Jl. Jenderal Sudirman Kav. 45-46, Jakarta, 12930	(1)	90	90
Jersey				
SimFer Jersey Limited[f]	PO Box 536, 13-14 Esplanade, St Helier, JE4 5UR	(1)	53	53
Madagascar				
Port d'Ehoala S.A.	Immeuble ASSIST, Ivandry, Lot N°35, 5ème étage, Antananarivo, 101	(1)	100	80
QIT Madagascar Minerals SA[q]	Immeuble ASSIST, Ivandry, Lot N°35, 5ème étage, Antananarivo, 101	(1)	85	80
Mongolia				
Gobi Oyu Development Support Fund	8th Bagh of Tsagaan Bulag, Umnugobi Province, 46801	(c)	–	66
Oyu Tolgoi Catalyst Fund for Khanbogd Development	3rd Bagh, Dalanzadgad Soum, Umnugobi Aimag	(c)	–	66
Oyu Tolgoi LLC	Level 12 Monnis Tower, Chinggis Avenue-15, 1st khoroo, Sukhbaatar District, Ulaanbaatar, 14240	(1)	66	66
Rwanda				
Nyabarongo Mining and Exploration Limited	Kimihurura, Gasabo, Umujyi wa, Kigali	(1)	75	75
Singapore				
Chlor Alkali Unit Pte Ltd	12 Marina Boulevard, #20-01 MBFC Tower 3, 018982	(1)	68.36	68.36
Simfer Marketing Private Limited	12 Marina Boulevard, #20-01 MBFC Tower 3, 018982	(1)	53	53
SimFer Marine Singapore Pte. Ltd.	9 Raffles Place, #26-01, Republic Plaza, 048619	(1)	100	53
Sales de Jujuy Pte. Ltd.	77 Robinson Road #20-01, 068896	(1)	100	72.68
South Africa				
Richards Bay Mining (Proprietary) Limited	The Farm RBM, Number 16317, KwaZulu-Natal, 3900	(1)	100	74
		(2)	100	
Richards Bay Titanium (Proprietary) Limited	The Farm RBM, Number 16317, KwaZulu-Natal, 3900	(1)	100	74
		(2)	100	
RBM EnergyCo	The Farm RBM, Number 16317, KwaZulu-Natal, 3900	(c)	–	74
United Kingdom				
SimFer InfraCo Ltd	6 St James's Square, London, SW1Y 4AD	(1)	100	53
SimFer Jersey Nominee Limited	6 St James's Square, London, SW1Y 4AD	(1)	100	53
United States				
Iron Ore Company of Canada	1209 Orange Street, Wilmington DE 19801	(13)	91.41	58.72
		(17)	100	
		(18)	100	
Magma Arizona Railroad Company	8825 N. 23rd Avenue, Suite 100, Phoenix AZ 85021	(1)	99.97	54.97
Resolution Copper Mining LLC	251 Little Falls Drive, Wilmington DE 19808	(c)	–	55

Associated undertakings and significant holdings in related undertakings other than subsidiaries

Name of entity and place (country) of incorporation	Registered address	Share class note	% of share class held by Group companies	Effective Group % ownership
Australia				
Australian Integrated Carbon Pty Ltd	Level 4, 191 Pulteney Street, Adelaide SA 5000	(1)	14.15	14.15
Boyne Smelters Limited	155 Charlotte Street, Brisbane QLD 4000	(13)	100	73.5
		(24)	100	
		(25)	100	
		(28)	100	
		(14)	100	
Tomago Aluminium Company Pty Limited	638 Tomago Road, Tomago NSW 2322	(1)	36.05	51.55
		(1)	15.5	
Electralith Pty Ltd	IP Group Australia, Level 35, 360 Elizabeth Street, Melbourne VIC 3000	(1)	28.17	23.43
		(2)	18.06	
FF RT JV Pty Ltd	Level 20, 1 William Street, Perth WA 6000	(2)	16.67	70
		(2)	100	
Australia-Japan Innovation Fund	25 St James Park Drive, Brighton VIC 3186	(c)	–	25
Panguna Legacy Assessment Company Limited	Level 10, 12 Creek Street, Brisbane QLD 4000	(c)	–	33.33
Queensland Alumina Limited	Plant Operations Building, Parsons Point, Gladstone QLD 4680	(16)	100	80
		(14)	100	
		(15)	100	
Robe River Ore Sales Pty. Ltd.	Level 18, Central Park, 152-158 St Georges Terrace, Perth WA 6000	(1)	65	57.08
Sovereign Metals Limited	Level 9, 28 The Esplanade, Perth WA 6000	(1)	18.45	18.45
Yalleen Pastoral Co. Pty. Ltd.	Level 18, Central Park, 152-158 St Georges Terrace, Perth WA 6000	(1)	63.73	55.97
Brazil				
Mineração Rio do Norte S.A.	Rua Jari, S/N Porto Tombetas, Municipio de Oriximina, Para, CEP 68275-000	(1)	25	22
		(2)	20.5	
Consórcio de Alumínio do Maranhão	Av. Engenheiro Emiliano Macieira 01, KM18, Pedrinhas, 65095-604, Sao Luis, Maranhao	(c)	–	10
Canada				
Aluminerie Alouette Inc.	400, Chemin de la Pointe-Noire, C.P. 1650, Sept-Îles Québec G4R 5M9	(1)	40	40
Aluminerie De Bécancour, Inc.	5555 Pierre Thibault Street, PO 30, Becancour, Quebec G0X 1B	(1)	50.1	25.1
CanPacific Potash Inc.	500-211 19th Street East, Saskatoon SK S7K 5R6,	(c)	–	32
Elysis Limited Partnership / Elysis Société en Commandite	2323-1, Place Ville Marie, Montréal QC H3B 5M5	(14)	100	48.24
Matalco Canada Inc.	301-1 Kenview Boulevard, Brampton ON L6T 5E6	(1)	100	50
McEwen Copper Inc.	2800-150 King Street West Toronto ON M5H 1J9	(1)	17.18	17.18
Regulus Resources Inc.	Suite 2300, 1177 West Hastings Street, Vancouver BC V6E 2K3	(1)	15.99	15.99
Usine de démonstration de la Technologie ELYSIS S.E.C / ELYSIS Technology Demonstration Plant L.P.[(p)]	400-1190 Avenue des Canadiens-de-Montréal, Montréal QC H3B 0E3	(4)	100	74.3
Chile				
Minera Escondida Ltda	Cerro el Plomo 6000, Piso 15, Santiago, 7560623	(c)	–	30
China				
Minmetals Rio Tinto Exploration Company Limited	422-2, 4th Floor, Building #1 of Yongyou Industrial Park, Yazhou Bay Science & Technology City, Yazhou District, Sanya City, Hainan Province	(1)	50	50
Finland				
Arctial Group Oy	Fabianinkatu 9, c/o Asianajotoimisto Krogerus Oy, Helsinki, 00130	(1)	31.04	31.04
France				
Procivis Savoie	116 Quai Charles Roissard, 73000, Chambéry	(1)	22.06	22.06
Guinea				
La Compagnie du Transguinéen S.A.	5D Bloc A, Résidence Hamade, Cité Ministérielle Fondis, Commune de Dixinn, Conakry	(1)	42.5	22.53
Indonesia				
PT Hutan Lindung Kelian Lestari	Kelian Mine Site, West Kutai, East Kalimantan	(1)	99	99
Japan				
Toyotsu Lithium Corporation	1-40, Aza Nakamaru Oaza Yamadaoka, Naraha-machi, Futaba-gun, Fukushima	(13)	49	49
Netherlands				
Aluminium & Chemie Rotterdam B.V.	Oude Maasweg 80, NL-3197 KJ, Botlek, Rotterdam	(1)	65.82	65.82
Global Hubco BV	Luna Arena, Herikerbergweg 238, 1101, CM, Amsterdam Zuidoost	(1)	33.33	33.33
Oman				
Sohar Aluminium Co. L.L.C.	Sohar Industrial Estate, P.O. Box 80, PC 327, Sohar	(1)	20	20

Name of entity and place (country) of incorporation	Registered address	Share class note	% of share class held by Group companies	Effective Group % ownership
Singapore				
Rightship Group Pte. Ltd.	10 Anson Road #29-07, International Plaza, 079903	(1)	33.33	33.33
Winning Consortium Simandou Ports Pte. Ltd.	5 Shenton Way, #19-01, UIC Building, 068808	(1)	34	18.02
		(2)	34	
Winning Consortium Simandou Railway Pte. Ltd.	5 Shenton Way, #19-01, UIC Building, 068808	(1)	34	18.02
		(2)	34	
West Kutai Foundation Limited	10 Collyer Quay, #10-01 Ocean Financial Centre, 049315	(c)	–	100
The Kelian Community and Forest Protection Trust[n]	10 Collyer Quay, #10-01 Ocean Financial Centre, 049315	(c)	–	100
Sweden				
Alufluor AB	Industrigatan 70, Box 902, S-25109, Helsingborg	(1)	50	50
United Kingdom				
La Granja UK Holdings Limited	The Heal's Building 1 Alfred Mews, 2nd floor, London, W1T 7AA	(1)	45	45
United States				
201 Logistics Center, LLC	1209 Orange Street, Wilmington DE 19801	(c)	–	50
7600 West Center, LLC	9090 S. Sandy Parkway, Sandy UT 84070	(c)	–	50
E.T. Irrigating Canal Company	4700 Daybreak Parkway, South Jordan UT 84009	(1)	54.17	54.17
GLC Phase 4 JV, LLC	800 N State Street, Suite 402, Dover DE 19901	(4)	74.07	74.07
Halco (Mining) Inc.	251 Little Falls Drive, Wilmington DE 19808	(1)	45	45
Matalco USA, LLC	1209 Orange Street, Wilmington DE 19801	(4)	50	50
North Jordan Irrigation Company	5189 South 1130 West, Taylorsville UT 84123	(1)	24.21	24.21
Pechiney Reynolds Quebec, Inc.	233 South 13th Street, Suite 1900, Lincoln NE 68508	(1)	50	50.2
		(2)	100	
Regeneration Enterprises, Inc.	2657 Windmill Parkway #302, Henderson NV 89074	(13)	25	25
Venezuela, Bolivarian Republic of				
Fabrica De Plasticos Mycsa, S.A.[d]	Urbanización Industrial San Ignacio, parcela 2-A, vía San Pedro, Los Teques, Estado Miranda	(1)	49	49

In addition, the Group participates in the following unincorporated arrangements:

Place (country) of operation	Name of entity	Address or principal place of business	Interest % owned by the Group
Australia	Dampier Seawater Desalination Plant Joint Venture	Level 18, Central Park, 152-158 St Georges Terrace, Perth WA 6000	50
Australia	Gladstone Power Station Joint Venture	NRG Gladstone Operating Service, Power Station, Gladstone QLD 4680	42.13
Australia	Hope Downs Joint Venture	Level 18, Central Park, 152-158 St Georges Terrace, Perth WA 6000	50
Australia	Mitchell Plateau Joint Venture	155 Charlotte Street, Brisbane QLD 4000	65.62
Australia	Rhodes Ridge Joint Venture	Level 18, Central Park, 152-158 St Georges Terrace, Perth WA 6000	50
Australia	Robe River Iron Associates Joint Venture	Level 18, Central Park, 152-158 St Georges Terrace, Perth WA 6000	57.08
Australia	Tomago Aluminium Joint Venture	638 Tomago Road, Tomago NSW 2322	51.55
Australia	Western Range Joint Venture	Level 18, Central Park, 152-158 St Georges Terrace, Perth WA 6000	54
Australia	Winu Joint Venture	155 Charlotte Street, Brisbane QLD 4000, Australia	70
Australia	Yarraloola Pastoral Co	Level 18, Central Park, 152-158 St Georges Terrace, Perth WA 6000	57.08
Canada	Winter Road Joint Venture	300-5201 50th Avenue, Yellowknife NT X1A 2P9	33.33
United States	Gunnison-Nuton Tax Partnership	4700 Daybreak Parkway, South Jordan UT 84009	49

(a) Directly held by Rio Tinto Limited.
(b) Directly held by Rio Tinto plc.
(c) Group ownership is held through an interest in capital. The entity has no classes of shares.
(d) Entity in liquidation or application for dissolution filed.
(e) Entity liquidated or dissolved subsequent to 31 December 2025.
(f) Entity is a tax resident of the United Kingdom.
(g) Entity is a tax resident of the United States.
(h) Entity is a tax resident of Hong Kong and Australia.
(i) Entity is a tax resident of Laos and Australia.
(j) Entity is a tax resident of Singapore and Australia.
(k) Entity is a tax resident of Singapore and Canada.
(l) Entity is a tax resident of Australia.
(m) Entity is a limited liability partnership registered in Cayman Islands. There is no corporate tax regime in the Cayman Islands. Therefore, this partnership does not have a tax residency.
(n) This entity is a trust.
(o) This entity is a partnership.
(p) This entity is a partnership but not a taxable entity. The partnership's income and losses flow through to the partners for tax purposes. As such, this partnership does not have a tax residency. The partners of this partnership are incorporated in Canada.
(q) The Group's shareholding in QIT Madagascar Minerals SA (QMM) carries an 80% economic interest and 80% of the total voting rights; a further 5% economic interest is held through non-voting investment certificates to give an economic interest of 85%.
(r) Entity is a partner in the ELYSIS Technology Demonstration Plant Limited Partnership and Electrode Manufacturing Demonstration Plant, L.P.
(s) Entity is a partner in the Rio Tinto Saskatchewan Potash Holdings Limited Partnership.
(t) Entity is a participant in the Winu Joint Venture.
(u) Entity is a participant in the Western Range Joint Venture.
(v) Entity is a participant in the Gunnison-Nuton Tax Partnership (formerly known as Excelsior-Nuton).
(w) Entity is a participant in the Gladstone Power Station Joint Venture.
(x) Entity is a participant in the Hope Downs Joint Venture.
(y) Entity is a participant in the Mitchell Plateau Joint Venture.
(z) Entity is a participant in the Rhodes Ridge Joint Venture.
(aa) Entity is a participant in the Robe River Iron Associates Joint Venture and Yarraloola Pastoral Co.
(bb) Entity is a participant in the Tomago Aluminium Joint Venture.
(cc) Entity is a participant in the Winter Road Joint Venture.
(dd) Entity is a participant in the Dampier Seawater Desalination Plant Joint Venture.

Rio Tinto plc
Company Balance Sheet

As at 31 December	Note	2025 US$m	2024 US$m
Non-current assets			
Investments	B	**38,292**	36,212
Trade and other receivables		**0**	0
		38,292	36,212
Current assets			
Trade and other receivables	C	**4,499**	8,057
Cash at bank and in hand		**19**	18
		4,518	8,075
Total assets		**42,810**	44,287
Current liabilities			
Trade and other payables	D	**(3,161)**	(6,183)
Dividends payable		**(28)**	(25)
Other financial liabilities	G	**–**	(12)
		(3,189)	(6,220)
Non-current liabilities			
Other financial liabilities	G	**–**	–
Total liabilities		**(3,189)**	(6,220)
Net assets		**39,621**	38,067
Capital and reserves			
Share capital	E	**207**	207
Share premium account		**4,329**	4,326
Other reserves	F	**12,005**	12,005
Retained earnings		**23,080**	21,529
Total equity		**39,621**	38,067

The Rio Tinto plc financial statements have been prepared in accordance with Financial Reporting Standard 101 “Reduced Disclosure Framework” (FRS 101). Note A explains the principal accounting policies.

Profit after tax and total comprehensive income for the year amounted to US$6,139 million (2024: US$8,418 million). As permitted by section 408 of the UK *Companies Act 2006*, no statement of comprehensive income for the Rio Tinto plc parent company is shown.

The Rio Tinto plc company balance sheet, statement of comprehensive income and the related notes were approved by the Directors on 19 February 2026 and the balance sheet is signed on their behalf by



Dominic Barton
Chair



Simon Trott
Chief Executive



Peter Cunningham
Chief Financial Officer

Rio Tinto plc

Registered number: 719885

Rio Tinto plc (the “Company”) is incorporated in the United Kingdom, registered in England and Wales, and domiciled in the United Kingdom.

Rio Tinto plc
Company Statement of Changes in Equity

Year ended 31 December 2025	Share capital US$m	Share premium account US$m	Other reserves US$m	Retained earnings US$m	Total equity US$m
Opening balance	**207**	**4,326**	**12,005**	**21,529**	**38,067**
Profit for the financial year (comprehensive income)	**–**	**–**	**–**	**6,139**	**6,139**
Dividends	**–**	**–**	**–**	**(4,723)**	**(4,723)**
Proceeds from issue of shares	**–**	**3**	**–**	**–**	**3**
Share-based payments	**–**	**–**	**–**	**135**	**135**
Total	**207**	**4,329**	**12,005**	**23,080**	**39,621**

Year ended 31 December 2024	Share capital US$m	Share premium account US$m	Other reserves US$m	Retained earnings US$m	Total equity US$m
Opening balance	207	4,324	12,005	18,442	34,978
Profit for the financial year (comprehensive income)	–	–	–	8,418	8,418
Dividends	–	–	–	(5,423)	(5,423)
Proceeds from issue of shares	–	2	–	–	2
Share-based payments	–	–	–	92	92
Total	207	4,326	12,005	21,529	38,067

Notes to the Rio Tinto plc financial statements

A Principal accounting policies

a. Basis of preparation

The Rio Tinto plc ("the Company") company financial statements have been prepared using the historical cost convention, as modified by the revaluation of certain financial liabilities and in accordance with the UK *Companies Act 2006* and Financial Reporting Standard 101 Reduced Disclosure Framework (FRS 101). The financial statements have been prepared on a going concern basis.

In preparing these financial statements, the Company applies the recognition, measurement and disclosure requirements of UK-adopted international accounting standards, but makes amendments where necessary in order to comply with the UK *Companies Act 2006*.

The accounting policies set out below have been applied consistently to all periods presented in these financial statements. The following exemptions available under FRS 101 have been applied:

- paragraphs 45(b) and 46 to 52 of IFRS 2 "Share-based Payment" (details of the number and weighted average exercise prices of share options and how the fair value of goods and services received was determined)
- paragraphs 91 to 99 of IFRS 13 "Fair Value Measurement" (disclosure of valuation techniques and inputs used for fair value measurement of assets and liabilities)
- IFRS 7 "Financial Instruments: Disclosures"
- paragraph 38 of IAS 1 "Presentation of financial statements", comparative information requirements in respect of Paragraph 79(a)(iv) of IAS 1
- the following paragraphs of IAS 1 "Presentation of financial statements":
  - 10 (d) (statement of cash flows)
  - 16 (statement of compliance with all IFRS)
  - 38A (requirement for minimum of 2 primary statements, including cash flow statements)
  - 38B-D (additional comparative information)
  - 111 (cash flow statement information)
  - 134-136 (capital management disclosures).
  - IAS 7 "Statement of Cash Flows"
- paragraph 30 and 31 of IAS 8 "Accounting policies, changes in accounting estimates and errors" (requirement for the disclosure of information when an entity has not applied a new IFRS that has been issued and is not yet effective)
- paragraph 17 of IAS 24 "Related party disclosures" (key management compensation)
- the requirements of IAS 24, "Related party disclosures" to disclose related party transactions entered into between 2 or more members of a group.

b. Judgements in applying accounting policies and key sources of estimation uncertainty

The preparation of the financial statements requires management to make assumptions, judgements and estimates and to use judgement in applying accounting policies and making critical accounting estimates. These judgements, estimates and assumptions are based on management's best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements.

The key area of judgement that has the most significant effect on the amounts recognised in the financial statements is the review for impairment of investment carrying values.

Investments in subsidiaries are reviewed for impairment where events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable. The unit of account being the equity of the subsidiary taken as a whole, which may include interests in multiple cash-generating units.

If any such indication exists, Rio Tinto plc makes an assessment of the recoverable amount. If the asset is determined to be impaired, an impairment loss will be recorded and the asset will be written down based on the amount by which the asset carrying amount exceeds the higher of fair value less cost of disposal and value in use. An impairment loss is recognised immediately in the income statement.

c. Currency translation

Items included in the financial statements are measured using the currency of the primary economic environment in which the Company operates (the functional currency). The financial statements are presented in US dollars, which is the Company's functional and presentation currency. Transactions denominated in other currencies, including the issue of shares, are translated into the functional currency using the exchange rates prevailing at the date of the transaction.

Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognised in the profit and loss account.

Exchange rates used are consistent with the rates used by the Group as disclosed in the consolidated financial statements on page 160.

d. Investments

Investments in Group companies are valued at cost less accumulated impairment losses. Investments are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable.

e. Financial guarantees

Financial guarantees are recognised initially at fair value. Subsequently, the liability is measured at the higher of the best estimate of the expenditure required to settle the present obligation and the amount initially recognised less cumulative amortisation.

f. Share-based payments

The Company operates a number of share-based payment plans for Group employees, the details of which are included in the consolidated financial statements (note 28). The fair value of the Company's share plans is recognised as an addition to the cost of the investment in the subsidiary in which the relevant employees work over the expected vesting period, with a corresponding entry to retained earnings. Payments received from the Company's subsidiaries in respect of these share-based payments are recognised as a reduction in the cost of the investment. The Company uses fair values provided by independent actuaries calculated using either a lattice-based option valuation model or a Monte Carlo simulation model. The fair value of the share plans is determined at the date of grant, taking into account any market-based vesting conditions attached to the award.

Non-market vesting conditions (eg Total Shareholder Return (TSR) performance condition) are taken into account in estimating the number of awards likely to vest. The estimate of the number of awards likely to vest is reviewed at each balance sheet date up to the vesting date, at which point the estimate is adjusted to reflect the actual awards issued. No adjustment is made after the vesting date even if the awards are forfeited or not exercised.

g. Dividend income

Dividend income is recognised when the right to receive payment is established.

h. Treasury shares

The consideration paid for shares repurchased by the Company and held as treasury shares is recognised as a reduction in shareholders' funds through retained earnings.

B Investments

	2025 US$m	2024 US$m
Investments in Group companies:		
At 1 January	**36,212**	36,218
Additions[(a)]	**2,135**	92
Other adjustments	**(55)**	(98)
At 31 December	**38,292**	36,212

(a) In 2025, additions includes a US$2,000 million investment in Rio Tinto International Holdings Limited.

At 31 December 2025, the Company had the following principal subsidiaries:

Company	Principal activity	Country of incorporation	Percentage shareholding
Rio Tinto International Holdings Limited	Holding company	UK	100%
Rio Tinto European Holdings Limited	Holding company	UK	100%

In accordance with section 409 of the *UK Companies Act 2006*, a full list of related undertakings is disclosed in the Consolidated Entity Disclosure Statement on page 230.

C Trade and other receivables

Trade and other receivables includes US$4,411 million (2024: US$8,015 million) related to Group companies, which is subject to interest rates based on Secured Overnight Financing Rate (SOFR) and is unsecured and repayable on demand.

D Trade and other payables

Trade and other payables includes US$3,151 million (2024: US$6,151 million) related to Group companies, which is subject to interest rates based on SOFR and is unsecured and repayable on demand.

E Share capital

Details of share capital are included in note 35 to the consolidated financial statements.

F Other reserves

Other reserves includes US$11,936 million (2024: US$11,936 million) which represents the difference between the nominal value and issue price of the shares issued arising from Rio Tinto plc's rights issue completed in July 2009.

G Rio Tinto plc guarantees

Rio Tinto plc provides a number of guarantees in respect of Group companies.

Rio Tinto plc and Rio Tinto Limited have jointly guaranteed the Group's external listed debt under the US Shelf Programme, European Debt Issuance Programme and Commercial Paper Programme which totalled US$15.8 billion at 31 December 2025 (2024: US$6.8 billion). These entities also jointly guarantee the Group's undrawn credit facility, which was US$7.5 billion at 31 December 2025 (2024: US$7.5 billion). At 31 December 2025, Rio Tinto plc has provided guarantees in respect of certain derivative contracts that are in a liability position of US$154 million (2024: US$221 million).

Rio Tinto plc has provided a guarantee, known as the completion support undertaking (CSU), in favour of the Oyu Tolgoi LLC project finance lenders.

At 31 December 2025, a total of US$5.4 billion (2024: US$5.5 billion) of project finance debt was outstanding under this facility of which US$3.8 billion (2024: US$3.9 billion) is owed to external third party lenders. Rio Tinto plc, through its subsidiaries, owns 66% of Oyu Tolgoi LLC, with the remaining share owned by Erdenes Oyu Tolgoi LLC (34%), which is controlled by the Government of Mongolia. The project finance was raised for development of the underground mine and the CSU will terminate on the completion of the underground mine according to a set of completion tests set out in the project finance facility. The CSU contains a carve-out for certain political risk events. During 2025, fees of US$73 million (2024: US$77 million) were received from Oyu Tolgoi LLC as consideration for the provision of the CSU.

Rio Tinto plc has provided a number of guarantees in relation to various pension funds. Subject to certain conditions, Rio Tinto plc would pay any contributions due from Group companies participating in these funds should the companies fail to meet their contribution requirements. The guarantees were not called upon in 2025. The aggregate of company contributions to these plans in 2025 was US$17.8 million (2024: US$8 million).

At 31 December 2025, other guarantees issued by Rio Tinto plc in relation to Rio Tinto Group entities amount to US$403 million (2024: US$594 million). Included within this balance is US$11 million (2024: US$19 million) in relation to non-wholly-owned subsidiaries.

Pursuant to the DLC Merger, both Rio Tinto plc and Rio Tinto Limited issued deed poll guarantees by which each company guaranteed contractual obligations incurred by the other or guaranteed by the other.

The liability recognised for financial guarantees is nil (2024: US$12 million) presented in "Other financial liabilities" in the balance sheet.

G Rio Tinto plc guarantees *continued*

Subsidiary audit exemptions

The following UK subsidiary undertakings are exempt from the requirements of the *Companies Act 2006* (the Act) relating to the audit of individual accounts by virtue of section 479A of the Act. All of these companies are included in the consolidated subsidiaries listed in the Consolidated Entity Disclosure Statement.

Name	Company number	Name	Company number
Anglesey Aluminium Metal Limited	909645	Rio Tinto Indonesian Holdings Limited	3074852
Borax Europe Limited	36374	Rio Tinto International Holdings Limited	425864
British Alcan Aluminium Limited	385816	Rio Tinto Iron Ore Atlantic Limited	5516177
IOC Sales Limited	11576814	Rio Tinto Iron Ore Trading China Limited	8651526
Livent Lithium UK Holdings Limited	13803122	Rio Tinto Metals Limited	147115
Nuton Holdings Limited	16013671	Rio Tinto Minerals Development Limited	281218
Pechiney Aviatube Limited	4124570	Rio Tinto Minerals Investments Africa Limited	15909409
Quebec Lithium Partners (UK) Limited	12691556	Rio Tinto Minerals Limited	13807147
Rio Tinto Australian Holdings Limited	464176	Rio Tinto OT Management Limited	9247092
Rio Tinto Bahia Holdings Limited	1338672	Rio Tinto Overseas Holdings Limited	280423
Rio Tinto BM Limited	16001765	Rio Tinto Simfer UK Limited	6375648
Rio Tinto BM Subsidiary Limited	16003844	Rio Tinto South East Asia Limited	3699290
Rio Tinto Canada Finance Limited	13575404	Rio Tinto Technological Resources UK Limited	8270236
Rio Tinto Copper Holdings Limited	14549568	Rio Tinto Western Holdings Limited	7132
Rio Tinto Copper Limited	15070996	RTA Holdco 4 Limited	6404791
Rio Tinto Energy Limited	5699397	Thos. W. Ward Limited	81020
Rio Tinto European Holdings Limited	993068	THR Copper Limited	15130606

Rio Tinto Plc will guarantee all outstanding liabilities that these subsidiaries are subject to as at 31 December 2025 in accordance with section 479C of the Act, as amended by the Companies and Limited Liability Partnerships (Accounts and Audit Exemptions and Change of Accounting Framework) Regulations 2012. In addition, Rio Tinto plc will guarantee any contingent and prospective liabilities that these subsidiaries are subject to.

H Contingent liabilities

Details of contingent liabilities are included in note 37 to the consolidated financial statements.

I Auditor's remuneration

Amounts receivable by the Company's auditor and its associates in respect of services to the Company and its associates have not been disclosed as the information is required instead to be disclosed on a consolidated basis in note 38 to the consolidated financial statements.

J Events after the balance sheet date

There were no significant events after the balance sheet date requiring disclosure.

Australian Corporations Act – Summary of ASIC Financial Reporting Relief

Pursuant to section 340 of the *Australian Corporations Act 2001* (Corporations Act), the Australian Securities and Investments Commission (ASIC) issued an order dated 11 July 2024 that granted relief to Rio Tinto Limited from certain requirements of the Corporations Act in relation to its financial statements and associated reports. The order essentially continues the relief that has applied to Rio Tinto Limited since the formation of the Group's dual listed companies (DLC) structure in 1995. The order applies to Rio Tinto Limited's financial reporting obligations for the financial years up to and including 31 December 2027.

In essence, instead of being required under the Corporations Act to prepare consolidated financial statements covering Rio Tinto Limited and its controlled entities, it allows the Company to prepare consolidated financial statements in which it, Rio Tinto plc and their respective controlled entities are treated as a single economic entity. In addition, those consolidated financial statements are to be prepared:

- in accordance with the principles and requirements of International Financial Reporting Standards as adopted by the United Kingdom (UK IFRS) rather than the Australian Accounting Standards (AAS) (except for one limited instance in the case of any concise report), and in accordance with UK financial reporting obligations generally
- on the basis that the transitional provisions of International Financial Reporting Standard 1, First-time Adoption of International Financial Reporting Standards, should be applied using the combined financial statements previously prepared for Rio Tinto Limited, Rio Tinto plc and their respective controlled entities under Generally Accepted Accounting Principles in the UK, under which the DLC Merger between Rio Tinto Limited and Rio Tinto plc was accounted for using "merger", rather than "acquisition", accounting (reflecting that neither Rio Tinto Limited nor Rio Tinto plc was acquired by, or is controlled by, the other; and meaning that the existing carrying amounts, rather than fair values, of assets and liabilities at the time of the DLC Merger were used to measure those assets and liabilities at formation)
- on the basis that Rio Tinto Limited and Rio Tinto plc are a single company (with their respective shareholders being the shareholders in that single company)
- with a reconciliation, from UK IFRS to AAS, of the following amounts: consolidated loss/profit for the financial year, total consolidated comprehensive loss/income for the financial year and total consolidated equity at the end of the financial year (see page 164).

Those consolidated financial statements must also be audited in relation to their compliance with relevant Australian and UK requirements. Rio Tinto Limited must also prepare a Directors' report which satisfies the content requirements of the Corporations Act (applied on the basis that for these purposes, the consolidated entity is the Group, and the consolidated financial statements cover the Group). This includes a Remuneration report (see pages 122 to 149) prepared in accordance with the requirements of the Corporations Act.

Rio Tinto Limited is also required to comply generally with the lodgement and distribution requirements of the Corporations Act (including timing requirements) in relation to those consolidated financial statements (including any concise financial statements), the Auditors' report and the Directors' report. The Corporations Act also requires that a non-binding resolution to adopt the Remuneration report be voted on by shareholders at Rio Tinto Limited's annual general meeting.

Rio Tinto Limited is not required to prepare separate consolidated financial statements solely for it and its controlled entities. Rio Tinto Limited is also not required to prepare and lodge parent entity financial statements for itself in respect of each relevant financial year.

Rio Tinto Limited must, however, in accordance with the Corporations Act include in the consolidated financial statements for the Group, as a note, various parent entity information regarding Rio Tinto Limited (including in relation to assets, liabilities, shareholders' equity, profit and loss, income, guarantees, contingent liabilities, and contractual commitments) prepared in accordance with AAS (see page 229).

Directors' declaration

Directors' statement of responsibilities in relation to the consolidated financial statements, Rio Tinto plc financial statements and Rio Tinto Limited financial statements.

The Directors are responsible for preparing the Annual Report, the Remuneration report and the financial statements in accordance with applicable law and regulations. In accordance with Disclosure Guidance and Transparency Rule ("DTR") 4.1.16R and under DTR 4.1.17R and DTR 4.1.18R, the auditor's report on these financial statements provides no assurance over whether the annual financial report has been prepared in accordance with those requirements.

UK and Australian company law requires the Directors to prepare financial statements for each financial year. As required under UK law, our Directors have prepared the consolidated financial statements in accordance with UK-adopted international accounting standards and applicable law. The Directors have elected to prepare the Rio Tinto plc parent company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards, comprising FRS 101 "Reduced Disclosure Framework", and applicable law). Under Australian law, the Directors are also required to prepare certain Rio Tinto Limited parent company disclosures in accordance with Australian Accounting Standards (AAS). In preparing the consolidated financial statements of the Rio Tinto Group, the Directors have also elected to comply with IFRS, issued by the International Accounting Standards Board (IASB).

Under UK and Australian company law, the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and the companies as at the end of the financial year, and of the profit or loss of the companies and Group for the period (as applicable).

In preparing these financial statements, the Directors are required to:

- select suitable accounting policies and apply them consistently
- make judgements and estimates that are reasonable, relevant, reliable and prudent
- state whether applicable UK adopted international accounting standards and AAS have been followed, subject to any material departures disclosed and explained in the Group and parent company financial statements respectively
- assess the Group and companies' ability to continue as a going concern, disclosing as applicable matters related to going concern
- use the going concern basis of accounting unless they either intend to liquidate the Group or the companies or to cease operations, or have no realistic alternative but to do so.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the transactions of the companies and the Group and disclose with reasonable accuracy at any time the financial position of the companies and the Group and enable them to ensure that:

- the consolidated financial statements comply with the UK *Companies Act 2006* and the Australian *Corporations Act 2001* as amended by the Australian Securities and Investments Commission Order dated 11 July 2024
- the Rio Tinto plc financial statements comply with the UK *Companies Act 2006*
- the Rio Tinto Limited parent company disclosures comply with the Corporations Act as amended by the Australian Securities and Investments Commission Order dated 11 July 2024
- the Remuneration report complies with the UK *Companies Act 2006* and the Australian *Corporations Act 2001* as amended by the Australian Securities and Investments Commission Order dated 11 July 2024.

The Directors are also responsible for safeguarding the assets of the companies and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the Group's website. Legislation governing the preparation and dissemination of financial statements may differ between jurisdictions in which the Group reports.

Each of the current Directors, whose names and function are listed on pages 104 and 105 in the Governance section, confirm that, to the best of their knowledge:

- the consolidated financial statements and notes, which have been prepared in accordance with international accounting standards in conformity with the requirements of UK-adopted international accounting standards, the Australian *Corporations Act 2001* as amended by the Australian Securities and Investments Commission Order dated 11 July 2024 and the UK *Companies Act 2006*, give a true and fair view of the assets, liabilities, financial position and profit of the Group
- the Rio Tinto plc financial statements and notes, which have been prepared in accordance with United Kingdom Generally Accepted Accounting Practice, give a true and fair view of the assets, liabilities, financial position and profit of the company
- the Rio Tinto Limited parent company disclosures, which have been prepared in accordance with the AAS and Australian *Corporations Act 2001* as amended by the Australian Securities and Investments Commission Order dated 11 July 2024, give a true and fair view of the assets, liabilities, financial position and profit of the company
- the Strategic report section of the Annual Report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal risks and uncertainties that it faces
- there are reasonable grounds to believe that each of the Rio Tinto Group, Rio Tinto plc and Rio Tinto Limited will be able to pay its debts as and when they become due and payable
- the consolidated entity disclosure statement required by Subsection 295(3A) of the Australian *Corporations Act 2001*, as at 31 December 2025, disclosed on pages 230 to 238, is true and correct.

The Directors have been given the declarations by the Chief Executive and Chief Financial Officer required by section 295A of the *Australian Corporations Act 2001* as amended by the Australian Securities and Investments Commission Order dated 11 July 2024.

Disclosure of information to auditors

The Directors in office at the date of this report have each confirmed that:

- so far as they are aware, there is no relevant audit information of which the Group's auditors are unaware
- they have taken all the steps that they ought to have taken as a Director to make themselves aware of any relevant audit information and to establish that the Group's auditors are aware of that information.

This declaration is made in accordance with a resolution of the Board.



Dominic Barton
Chair



Simon Trott
Chief Executive



Peter Cunningham
Chief Financial Officer

Independent Auditors' Report

of KPMG LLP ("KPMG UK") to the members of Rio Tinto plc and of KPMG ("KPMG Australia") to the members of Rio Tinto Limited

REPORT ON THE AUDITS OF THE FINANCIAL STATEMENTS

1. OPINIONS: OUR OPINIONS ARE UNMODIFIED

In KPMG UK's opinion:

- the financial statements give a true and fair view of the state of the Group's and of the UK Parent Company, Rio Tinto plc's, affairs as at 31 December 2025, and of the Group's profit for the year then ended;
- the Group financial statements have been properly prepared in accordance with UK-adopted international accounting standards and IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB). As explained on page 158 to the financial statements, the Group, in addition to complying with its legal obligation to apply UK-adopted international accounting standards has applied IFRS Accounting Standards as issued by the IASB;
- the Rio Tinto plc company financial statements have been properly prepared in accordance with UK accounting standards, including FRS 101 Reduced Disclosure Framework; and
- the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

In KPMG Australia's opinion, the accompanying Group financial statements give a true and fair view, including of the Group's financial position as at 31 December 2025 and of its financial performance for the year then ended, in accordance with the Australian Corporations Act 2001, as amended by the Australian Securities and Investments Commission Order dated 11 July 2024 (the "ASIC Class Order"), in compliance with UK-adopted international accounting standards and the Australian Corporations Regulations 2001.

For the purpose of these reports, the terms "we" and "our" denote KPMG UK in relation to UK responsibilities and reporting obligations to the members of Rio Tinto plc, and KPMG Australia in relation to Australian responsibilities and reporting obligations to the members of Rio Tinto Limited. Rio Tinto ("the Group" or "Rio Tinto Group") consists of Rio Tinto plc, Rio Tinto Limited (individually "the Company" or together "the Companies") and their respective subsidiaries including the Group's share of joint arrangements and associates, as at and during the financial year ended 31 December 2025. The "Group financial statements" denotes the financial statements prepared for the Rio Tinto Group. References to "Rio Tinto plc company financial statements" denote the company only financial statements for the UK parent company, Rio Tinto plc. The Group financial statements and Rio Tinto plc company financial statements taken together are referred to as "financial statements".

WHAT OUR OPINIONS COVER

We have audited the Group financial statements as at and for the year ended 31 December 2025 (FY25) included in the Annual Report, which comprise:

Rio Tinto Group
Consolidated income statement
Consolidated statement of comprehensive income
Consolidated cash flow statement
Consolidated balance sheet
Consolidated statement of changes in equity
Notes 1 to 41 to the Group financial statements, including material Group accounting policy information and other explanatory information covered on pages 170 to 238 and in the "about presentation of our consolidated financial statements" section on pages 158 to 164

KPMG UK has also audited the UK parent company, Rio Tinto plc's financial statements for FY25, which comprise the Rio Tinto plc company balance sheet on page 168, the Rio Tinto plc parent company statement of changes in equity on page 169 and related notes on pages 170 to 229 which include a description of material accounting policy information and other explanatory information.

KPMG Australia has also considered the Directors' declaration on page 245 , the Consolidated entity disclosure statement as at 31 December 2025 and accompanying basis of preparation on page 230, the Reconciliation with Australian Accounting Standards note on page 164, and the Australian Corporation Act – Summary of ASIC relief note on page 244 to be part of the contents of the Group financial statements when forming its opinion under the requirements of the Australian Corporation Act 2001, as amended by the ASIC Class Order, the ASAs and Australian Corporations Regulations 2001. KPMG Australia has also audited the Remuneration Report information of Rio Tinto Limited, required by the Australian Corporations Act, included in the Directors' report pages 122 to 149 for FY25.

1. KPMG UK has considered the "about the presentation of our consolidated financial statements" section on pages 158 to 164 and notes 1-40 and KPMG Australia has considered the 'about the presentation of our consolidated financial statements' section on pages 158 to 164 and notes 1 – 41 in forming their respective opinions

Independent Auditors' Report

Of KPMG LLP ("KPMG UK") to the members of Rio Tinto plc and of KPMG ("KPMG Australia") to the members of Rio Tinto Limited

BASIS FOR OPINIONS

We conducted our audits in accordance with *International Standards on Auditing* (UK) ("ISAs (UK)") (KPMG UK) and *Australian Auditing Standards* ("ASAs") (KPMG Australia) and applicable laws. Our responsibilities under those standards are further described in the *Auditors' responsibilities for the audits of the financial statements* section of our report. We believe that the audit evidence we have obtained is a sufficient and appropriate basis for our opinions. Our audit opinions and matters included in this report are consistent with those discussed and included in our reporting to the Audit and Risk Committee ("ARC").

We have fulfilled our ethical responsibilities under, and we remain independent of the Group in accordance with, UK ethical requirements including the FRC Ethical Standard as applied to listed public interest entities; the auditor independence requirements of the Australian Corporations Act 2001 as amended by the ASIC Class Order; and the ethical requirements of the APES 110 *Code of Ethics for Professional Accountants* (including Independence Standards) issued by the *Australian Accounting Professional and Ethical Standards Board Limited* (the Code) that are relevant to audits of the financial statements of public interest entities in Australia.

2. OVERVIEW OF OUR AUDITS

FACTORS DRIVING OUR VIEW OF RISKS

Following our FY24 audits and considering developments affecting the Group since then, our assessment of risks and our view of how these impact the audits of the financial statements has been reassessed for the current year.

We identified two new Key Audit Matters ('KAM') in relation to the evaluation of property, plant and equipment and exploration and evaluation assets acquired during the Arcadium acquisition as well as the evaluation of the recoverable amount of Rio Tinto Lithium for the annual goodwill impairment test.

Our assessment of risk on specific closure provisions remained consistent with the prior year. The closure provisions for Pilbara Iron Ore remain as a Key Audit Matter ('KAM') in FY25.

Our view of the risk associated with the Group's assessment of impairment or impairment reversal of property, plant and equipment for the Oyu Tolgoi CGU remains unchanged and continues to be a KAM in FY25. We continued to focus on the Oyu Tolgoi CGU due to the significance of the operation and associated complexity, which has heightened risk of impairment or impairment reversal.

In the current year, our assessment of the risk associated with the Evaluation of the impairment assessment for the Kennecott Utah Copper cash generating unit has decreased and is not a KAM. An impairment indicator was not identified by the Group during the year and therefore, no impairment assessment required.

Our assessment of the recoverability of the UK Parent company's investment in subsidiaries has remained consistent and remains a KAM for the UK parent company.

Key Audit Matters	Vs FY24	Item
Evaluation of the recoverable amount of Rio Tinto Lithium Goodwill	+	4.1
Evaluation of specific provisions for close-down, restoration and environmental obligations ('closure provisions')	↔	4.2
Evaluation of the property, plant and equipment and exploration and evaluation assets acquired	+	4.3
Evaluation of indicators of impairment or impairment reversal of property, plant and equipment for the Oyu Tolgoi copper-gold mine cash generating unit ('Oyu Tolgoi CGU')	↔	4.4
Evaluation of recoverability of Rio Tinto plc's investments in subsidiaries (KPMG UK only)	↔	4.5

Independent Auditors' Report

Of KPMG LLP ("KPMG UK") to the members of Rio Tinto plc and of KPMG ("KPMG Australia") to the members of Rio Tinto Limited

AUDIT AND RISK COMMITTEE INTERACTION

In relation to FY25, the Audit and Risk committee ("ARC") met 6 times. KPMG are invited to attend all ARC meetings and are provided with an opportunity to meet with the ARC in private sessions without the Executive Directors or management being present. For each Key Audit Matter, we have set out communications with the ARC in section 4, including matters that required particular judgement for each.

The matters included in the ARC Chair's report on page 115 are materially consistent with our observations of those meetings.

OUR INDEPENDENCE

We have fulfilled our ethical responsibilities under, and we remain independent of the Group in accordance with, UK ethical requirements including the FRC Ethical Standard as applied to listed public interest entities; the Australian Corporation Act 2001 as amended by ASIC Class Order; and the ethical requirements of the APES 110 *Code of Ethics for Professional Accountants (including Independence Standards)* issued by the Australian Accounting Professional and Ethical Standards Board Limited (the Code) that are relevant to audits of the financial statements of public interest entities in Australia.

We have not performed any non-audit services during the year ended 31 December 2025 or subsequently which are prohibited by the FRC Ethical Standard or Australian Corporations Act 2001 or Australian Accounting Professional and Ethical Standards Board's APES 110 Code of Ethics for Professional Accountants.

We were first appointed as auditors by the members for the financial year ended 31 December 2020. The period of total uninterrupted engagement is for the six financial years ended 31 December 2025.

The Group engagement partners are required to rotate every 5 years. The Group engagement partners are Graham Hogg and Jonathan Downer. Jonathan Downer is required to rotate off after the FY25 audit.

The average tenure of component engagement partners as set out in section 7 is 1.167 years, with the shortest being 1 year and the longest 2 years.

Total fee	US$34.6m
Audit related fees including interim review	US$31.5m
Other services	US$3.1m
Non-audit fee as a % of total audit and audit related fee %	9.8%
Date first appointed	KPMG UK – 8 April 2020 KPMG Australia – 5 May 2020
Uninterrupted audit tenure	6 years
Next financial period which requires a tender	2030
Tenure of Group engagement partner	Graham Hogg – 1 year Jonathan Downer – 5 years
Average tenure of component partners	1.167 years

Independent Auditors' Report

Of KPMG LLP ("KPMG UK") to the members of Rio Tinto plc and of KPMG ("KPMG Australia") to the members of Rio Tinto Limited

MATERIALITY (SECTION 6 BELOW)

The scope of our work is influenced by our view of materiality and our assessed risk of material misstatement.

We have determined overall materiality for the Group financial statements as a whole at US$700m (FY24: US$700m). For both FY25 and FY24, we determined profit before taxation to be an appropriate benchmark ('the benchmark') and considered qualitative factors that impact our assessment of materiality. The rationale for this benchmark is the Group is profit-orientated and, in an industry like mining, the cost of operations show the Group's ability to control costs to generate value. We consider this to be key to users of the financial statements.

In FY25 and FY24 we adjusted profit before taxation to exclude certain items that were significant and did not represent normal, continuing operations of the Group in determining our materiality ('normalised Group profit before taxation'). In FY25 the exclusions were US$341m related to the pre-tax impairment charge as disclosed in Note 4 and US$233m change in closure estimate are disclosed in Note 14.

The Group materiality for FY25 represents 4.6% of the normalised Group profit before taxation (FY24: 4.5%).

Materiality levels used in our audit


Group
700
700
GPM
525
455
HCM
440
425
PLC
410
410
LCM
160
75
AMPT
35
35
FY25 US$m
FY24 US$m

Group: Group Materiality
GPM: Group Performance Materiality
HCM: Highest Component Materiality
PLC: Parent Company Materiality
LCM: Lowest Component Materiality
AMPT: Audit Misstatement Posting Threshold

GROUP SCOPE (SECTION 7 BELOW)

We performed audit procedures on 15 components. We involved component auditors on 15 (FY24: 15) components.

We also performed audit procedures in respect of the Group's shared service centre in Delhi, India.

For the remaining components, we performed analysis at a Group level to re-examine our assessment that there is not a risk of material misstatement.

Our audit procedures covered 77% of Group revenue:

Group revenue


77%

We performed audit procedures in relation to components that accounted for the following percentages:

Total profits and losses that made up group profit before tax


82%

Group Total assets


83%

Independent Auditors' Report

Of KPMG LLP ("KPMG UK") to the members of Rio Tinto plc and of KPMG ("KPMG Australia") to the members of Rio Tinto Limited

THE IMPACT OF CLIMATE CHANGE ON OUR AUDITS

As part of our risk assessment throughout the audits, we considered the potential impacts of climate change on the Group's business and the financial statements, based on our knowledge of the Group's operations and their stated climate change strategy. Recognising the increased shareholder focus on the impact of climate change on financial reporting and financial statement audits, we are providing enhanced disclosure on the impact of climate change on our audits in this report. We do not identify the impact of climate change as a separate Key Audit Matter in our audit given the nature of the Group's operations, the impact of climate change on the Group's key judgements and estimates, and the resulting impact on our audit effort.

The context of climate change for the Group

The Group does not mine or extract hydrocarbons such as coal, natural gas or oil. It does, however, emit greenhouse gases directly from energy used in its mining operations, the processing of metals and minerals and the transportation of its products. Certain of the Group's products are used in energy and carbon intensive industries including steel and aluminium production. Other of the Group's products, such as copper and lithium, are expected to continue to be important in the transition to a low-carbon economy.

Targets and expected capital expenditure

Within page 161 of the Group's financial statements, the Group has discussed its target to reduce scope 1 and scope 2 emissions relative to its 2018 baseline by 50% in 2030 and aim to achieve net zero by 2050. Whilst the Group expects to have made financial commitments to abatement projects designed to achieve the 50% emissions reduction by the end of 2030, the actual emissions abatement will lag these.

Climate change scenarios

The Group has detailed within page 162 its climate change scenarios, with Group's Conviction scenario being the central reference case for commodity forecasts and valuations, to support strategic decision making, capital allocation and financial reporting. The Group's Resilience and Aspirational scenarios are two ends of the spectrum, with the Group's Resilience scenario being a lower GDP growth world and the Group's Aspirational scenario the stretch goal of the Paris Agreement.

Group's assessment of financial reporting consequences

IFRS requires the Group financial reporting to be based, amongst other things, on the Group's best estimate of assumptions that are reasonable and supportable as at the date of reporting. Those assumptions may not align with the ways in which the global economy, society and government policies will need to change to meet the targets to limit global warming to 1.5^{0}C, which is aligned with the stretch goal of the 2015 COP 21 Paris Agreement.

The Group has detailed how it considered the financial reporting consequences of climate change on pages 161 to 164 of the financial statements including cross references where further disclosure is included in notes to the financial statements.

Our audit response

General risk assessment procedures

As part of our risk assessment procedures, we made inquiries, with the assistance of our sustainability specialists, of key members of management. Our inquiries focused on understanding the reason for and make-up of the Group's Conviction scenario, progress of the Group's climate strategy and identifying those areas where climate change could have a potentially material impact on the financial statements. Our inquiries also focused on understanding the progress made by the Group in meeting its Scope 1 and Scope 2 targets, progress of its decarbonisation programmes and understanding the Group's actual expenditure in relation to its decarbonisation strategy and financial commitments to abatement projects. We involved our sustainability specialists in our inherent risk assessment and planning discussions, where we discussed the Group's climate strategy, and considered potential material impacts to the financial statements.

Specific risk assessment procedures with regards to the carrying value of the Group's assets, consideration of asset obsolescence and assessment of useful economic lives

As the Group continues to progress its climate change strategy, we have considered the impact of climate change when evaluating potential impairment or impairment reversal indicators for property, plant and equipment or cash-generating units ('CGUs') including when responding to the Key Audit Matter ('KAM) with respect to the Oyu Tolgoi CGU.

Our climate risk assessment procedures, including making specific inquiries with Group personnel to assess risk of material misstatement on the Group's financial statements, included:

- Understanding the status of the Group's plans relating to renewable energy solutions to the Australian Aluminium assets and related considerations for asset obsolescence or re-estimation of useful lives.
- Understanding the status of the Group's plan to decarbonise elements of its operations, including having attaining net zero shipping vessels in its portfolio by 2030, decarbonising elements of its existing mobile fleet in the Pilbara, and related considerations for asset obsolescence or re-estimation of useful lives.

Independent Auditors' Report

Of KPMG LLP ("KPMG UK") to the members of Rio Tinto plc and of KPMG ("KPMG Australia") to the members of Rio Tinto Limited

THE IMPACT OF CLIMATE CHANGE ON OUR AUDITS *(continued)*	• Understanding the Group's process to continue assessing the impact of climate change on physical risks to its operations and the accounting impacts, if any. This included, for example, whether physical risk had impacted the Group's judgment on the useful economic life of its water rights in Quebec (currently indefinite-life intangible assets). As a result of our risk-assessment procedures, considering factors such as the stage of development and expected timing of asset replacement projects compared to existing useful economic lives, we have not identified a separate risk of material misstatement arising from the impact of climate change to these financial statements. As the Group continues implementing its climate strategy, there may be material accounting considerations and consequences in the future, including impacts on recoverable amounts of key assets and re-estimation of useful economic lives. **Other audit procedures** During the course of our audits our specialists, including sustainability specialists, assisted us in carrying out additional audit procedures including: • Evaluating the potential impact of new and emerging climate-related legislation on the Group. • Evaluating the material closure provisions of the Group where cost estimates consider the impact of climate change in inputs, such as expected precipitation rates. This consideration was not significant to warrant separate discussion in our KAM on evaluation of specific provision for close-down, restoration and environment. • Evaluating the Group's disclosures related to climate change in the financial statements. • Reading the climate related information in the annual report outside of the financial statements and considering the consistency between those and our knowledge gained in the audit, the financial statements and the financial statement disclosures. • Assessing the consistency between the Group's expectation of capital expenditure planned for decarbonisation with cash flows used in the going concern and viability assessments. **Other reporting** KPMG Australia report separately on specified sustainability disclosures within the Sustainability Report on pages 120 to 121 which does not form part of our opinions on the financial statements.

3. GOING CONCERN, VIABILITY AND PRINCIPAL RISKS AND UNCERTAINTIES (KPMG UK ONLY)

The Directors have prepared the financial statements on the going concern basis as they do not intend to liquidate the Group or the UK parent or to cease their operations, and as they have concluded that the Group's and UK parent company's financial position means that this is realistic. They have also concluded that there are no material uncertainties that could have cast significant doubt over their ability to continue as a going concern for at least a year from the date of approval of the financial statements ("the going concern period").

GOING CONCERN

We used our knowledge of the Group, its industry, and the general economic environment to identify the inherent risks to its business model and analysed how those risks might affect the Group's financial resources or ability to continue operations over the going concern period. The risks we considered most likely to adversely affect the Group's and UK Parent Company's available financial resources over this period relate to levels of demand and commodity pricing of key products.

We critically assessed the assumptions in the Directors' downside scenarios relevant to liquidity and covenant metrics, in particular in relation to cashflow generation by assessing:

- The directors' forecasting by comparing previous forecasts with actual results
- The assumptions in the Group's forecast of reasonably possibly downsides
- The impact of applying more severe downside scenarios.

The extent of our work was influenced by the level of liquidity. We also assessed the completeness of the going concern disclosure.

Accordingly, based on those procedures, we found the directors' use of the going concern basis of accounting without any material uncertainty for the Group and UK Parent Company to be acceptable. However, as we cannot predict all future events or conditions and as subsequent events may result in outcomes that are inconsistent with judgements that were reasonable at the time they were made, the above conclusions are not a guarantee that the Group or the UK Parent Company will continue in operation.

Our conclusions

- We consider that the directors' use of the going concern basis of accounting in the preparation of the Group's and UK parent company's financial statements is appropriate;
- We have not identified, and concur with the directors' assessment that there is not, a material uncertainty related to events or conditions that, individually or collectively, may cast significant doubt on the Group's or UK parent company's ability to continue as a going concern for the going concern period;
- We have nothing material to add or draw attention to in relation to the directors' statement on the 'about the presentation of our financial statements' section in the financial statements on the use of the going concern basis of accounting with no material uncertainties that may cast significant doubt over the Group and UK parent company's use of that basis for the going concern period, and we found the going concern disclosure to be acceptable; and
- The related statement under the UK Listing Rules set out on page 156 is materially consistent with the financial statements and our audit knowledge

Independent Auditors' Report

Of KPMG LLP ("KPMG UK") to the members of Rio Tinto plc and of KPMG ("KPMG Australia") to the members of Rio Tinto Limited

DISCLOSURES OF EMERGING AND PRINCIPAL RISKS AND LONGER-TERM VIABILITY

Our responsibility

We are required to perform procedures to identify whether there is a material inconsistency between the directors' disclosures in respect of emerging and principal risks and the viability statement, and the financial statements and our audit knowledge.

Based on those procedures, we have nothing material to add or draw attention to in relation to:

- the directors' confirmation within the longer-term viability statement on page 100 that they have carried out a robust assessment of the emerging and principal risks facing the Group, including those that would threaten its business model, future performance, solvency and liquidity;
- the Principal Risks disclosures describing these risks and how emerging risks are identified and explaining how they are being managed and mitigated; and
- the directors' explanation in the longer-term viability statement of how they have assessed the prospects of the Group, over what period they have done so and why they considered that period to be appropriate, and their statement as to whether they have a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the period of their assessment, including any related disclosures drawing attention to any necessary qualifications or assumptions.

We are also required to review the longer-term viability statement set out on page 100 under the Listing Rules.

Our work is limited to assessing these matters in the context of only the knowledge acquired during our financial statement audits. As we cannot predict all future events or conditions and as subsequent events may result in outcomes that are inconsistent with judgements that were reasonable at the time they were made, the absence of anything to report on these statements is not a guarantee as to the Group's and UK Parent Company's longer-term viability.

Our reporting

We have nothing material to add or draw attention to in relation to these disclosures.

We have concluded that these disclosures are materially consistent with the financial statements and our audit knowledge.

4. KEY AUDIT MATTERS

WHAT WE MEAN

Key audit matters are those matters that, in our professional judgement, were of most significance in our audits of the current year financial statements and include the most significant assessed risks of material misstatement (whether or not due to fraud) identified by us, including those which had the greatest effect on:

- the overall audit strategies;
- the allocation of resources in the audits; and
- directing the efforts of the engagement teams.

We include below the Key Audit Matters ('KAMs') for the Group and Rio Tinto plc in decreasing order of audit significance, together with our key audit procedures to address those matters and, as required for public interest entities, our results from those procedures. These matters were addressed in the context of, and our results are based on procedures undertaken specific to each of, our discrete audits of the financial statements as a whole and in forming our opinions thereon, and consequently are incidental to those opinions, and we do not provide separate opinions on these matters.

Independent Auditors' Report

Of KPMG LLP ("KPMG UK") to the members of Rio Tinto plc and of KPMG ("KPMG Australia") to the members of Rio Tinto Limited

4.1 EVALUATION OF THE RECOVERABLE AMOUNT OF LITHIUM GOODWILL

Financial Statement Elements	FY25	Our results
Goodwill	**US$2,146m of goodwill in note 11**	**FY25: Acceptable**

Description of the Key Audit Matter

The Group's goodwill balance as of 31 December 2025 was US$2,949m, of which US$2,146m related to Rio Tinto Lithium, which includes Arcadium Lithium and Rincon. The Group performs goodwill impairment testing annually regardless of whether there has been an impairment indicator or more frequently if events or changes in circumstances indicate a potential impairment. Please see Note 11 for the group's assessment.

We identified the Group's valuation of the recoverable amount of Rio Tinto Lithium goodwill as a key audit matter due to:

- the level of auditor judgment and specialised skills required to evaluate the uncertainty over forecasted lithium carbonate long-run price used in the Group's impairment assessment given the wide range of published long run lithium carbonate prices; and
- the level of auditor judgment and specialised skills required to evaluate the discount rate used in the Group's impairment assessment.

Minor changes in these assumptions could have a significant impact on the recoverable amount.

Our response to the risk

Our procedures to address the risk included:

Control operation

Evaluating the design and implementation of certain internal controls over the development and review of the long-run lithium carbonate price and discount rate used as part of the Group's recoverable amount determination process. We performed the tests below rather than seeking to rely on any of the Group's controls because the nature of the balance is such that we would expect to obtain audit evidence primarily through the detailed procedures described below.

Tests of details

We performed the following procedures, to challenge the Group when evaluating the key assumptions used to determine the recoverable amount:

- we considered the sensitivity of the model by varying the key assumptions, such as lithium carbonate price and discount rate used to determine the recoverable amount, to focus our further audit procedures;
- involved our valuation professionals with specialised skills and knowledge who assisted us in assessing and challenging the long-run lithium carbonate price used in the Group's goodwill assessment against market observable price forecasts;
- assessed the long-run lithium carbonate price selected in the goodwill impairment assessment based on current macroeconomic factors and industry trends;
- involved our valuation professionals with specialised skills and knowledge who assisted us in challenging the Group's discount rate by comparing it to a range of discount rates that we independently developed using publicly available market data for comparable companies and adjusted for risk factors specific to the assets; and
- evaluated the valuation methodology used to determine the recoverable amount against accounting standard requirements and observed industry practices.

Assessing disclosures

We have assessed the disclosures in note 11 of the Group financial statements, including the accounting policy, using our understanding obtained from our testing, against the requirements of the accounting standards. This included evaluating the disclosure for consistency and its reflection of the risks inherent in the estimation of the goodwill assessment.

Communications with Rio Tinto's Audit and Risk Committee

Our discussions with and reporting to the Audit and Risk Committee included:

- Key factors impacting our risk assessment and procedures performed as listed above
- Our findings in relation to internal controls
- Key procedures performed to respond to the risk as listed above
- Involvement of our valuations professionals, who assisted us in assessing the long-run lithium carbonate price and discount rate.

Areas of particular auditor judgement

There is inherent judgement and complexity in assessing the Group's long-run lithium carbonate price and the discount rate.

Our results

We found the Group's conclusion on the goodwill impairment assessment to be acceptable.

Independent Auditors' Report

Of KPMG LLP ("KPMG UK") to the members of Rio Tinto plc and of KPMG ("KPMG Australia") to the members of Rio Tinto Limited

4.2 EVALUATION OF SPECIFIC PROVISIONS FOR CLOSE-DOWN, RESTORATION AND ENVIRONMENTAL OBLIGATIONS ('CLOSURE PROVISIONS')

Financial Statement Elements	FY25	FY24	Our assessment of risk vs FY24		Our results
Carrying value of the closure provisions within Pilbara Iron ore ('Pilbara')	**Included in US$17,831m of close down and restoration provisions in note 14**	Included in US$15,731m of close down and restoration provisions in note 14	◆◆	*Our assessment of risk on specific closure provisions remained consistent with the prior year*	**FY25: Acceptable** FY24: Acceptable

Description of the Key Audit Matter

The Group incurs legal and constructive obligations for close-down and restoration activities which include the dismantling and demolition of infrastructure, the removal of residual materials and the remediation of disturbed areas for mines and certain refineries and smelters. Generally, there is relatively limited experience within the Group or broader industry of completing large scale restoration and rehabilitation projects, and elements of restoration and rehabilitation of each site are relatively unique to the site. As such, there are limited comparable historical precedents against which to assess estimates of future costs, which increases estimation uncertainty for the Group, and increases audit focus for us.

A significant proportion of the Group's assets have long remaining lives, which also increases the estimation uncertainty relating to the restoration and rehabilitation activities required and the timing of the associated future cash flows. Because of this, the effect of the time value of money is significant.

Close-down, restoration and environmental remediation activities are governed by a combination of legislative requirements and the Group's policies. These vary across location, product and operation.

The Group has disclosed that the determination of when an estimate associated with close-down, restoration and environmental obligations is sufficiently reliable to update is an area of judgment that may have a significant effect on the amounts recognised in the financial statements.

The evaluation of closure provisions for Rio Tinto Iron Ore ('Pilbara') is a KAM due to the significant amount of the provision and the judgment and specialised skills involved in our audit testing of key assumptions used by the Group to determine the provision, including:

- the future close-down and restoration costs including costs associated with post-closure monitoring; and
- the life of operation and probability, nature and timing of closure rehabilitation activities.

Refer to note 14, and the Audit and Risk Committee's views set on page 115.

Our response to the risk

Our procedures to address the risk included:

Control operation

Evaluating the design, implementation and testing the operating effectiveness of certain internal controls over the Group's process to estimate provisions for close-down, restoration and environmental obligations including the Group's selection of key assumptions to be used.

Test of details

- We evaluated the scope, objectivity and competence of the Group's experts, both internal and external to the Group, who produce the cost estimates, by examining the work they were involved to perform, their professional qualification and experience;
- We compared a selection of previous forecast cost assumptions to actual costs to assess the Group's ability to accurately forecast closure costs;
- We inspected the most recent closure studies and other technical material prepared by the Group relating to changes in the closure provision to assess the nature and scope of restoration work planned to be undertaken. This included assumptions related to the life of the operation and the nature and timing of closure rehabilitation activities;
- On a sample basis, we compared the nature, timing and quantum of costs contained in the Group's provisions to the Group's third-party expert reports and internal and external underlying documentation; and
- We evaluated the completeness of the provisions against the Group's analysis for where disturbances require rehabilitation and comparing to our understanding of the Pilbara sites and relevant legislative requirements, including the probability, nature and timing of possible closure rehabilitation activities.

Our closure expertise

In addition, for certain sites, we involved our own mine closure professionals with specialist skills and knowledge who assisted in evaluating the methodology applied by the Group's third-party experts and assisted us in assessing certain assumptions regarding the nature and costs of future rehabilitation based on their experience and familiarity with applicable legislative requirements and industry practice and the Group's closure commitments.

Assessing disclosures

We have assessed the disclosures in note 14 of the Group financial statements, including the accounting policy, using our understanding obtained from our testing, against the requirements of the accounting standards. This included evaluating the current and non-current closure provision disclosure for consistency to the planned timing of the expenditure, and whether the disclosure reflected the risks inherent in the estimation of the provision.

Independent Auditors' Report

Of KPMG LLP ("KPMG UK") to the members of Rio Tinto plc and of KPMG ("KPMG Australia") to the members of Rio Tinto Limited

Communications with Rio Tinto's Audit and Risk Committee

Our discussions with and reporting to the Audit and Risk Committee included:

- Key factors impacting our risk assessment and procedures performed as listed above
- Involvement of our mine closure professionals, in assessing certain assumptions regarding the forecast closure costs of closure activities within the Pilbara
- Conclusions from our audit procedures.

Areas of particular auditor judgement

There is inherent judgement and complexity in:

- assessing the accuracy of close-down and restoration costs (including contingencies) given the limited comparable historical precedents of similar activities being undertaken
- the length of time until the closure activities are due to be completed which impacts the estimation of cost
- the assessment of the probability of whether certain closure activities will be required to be undertaken based on the interpretation of legislative requirements.

Our results

We found the level of provision for close-down, restoration and environmental obligations for Rio Tinto Iron Ore to be acceptable.

4.3 EVALUATION OF THE PROPERTY, PLANT AND EQUIPMENT AND EXPLORATION AND EVALUATION ASSETS ACQUIRED

Financial Statement Elements	FY25	Our results
Property, plant and equipment and exploration and evaluation assets	**$2,054m of exploration and evaluation as described in note 12 and acquired property, plant and equipment of $4,814m described in Note 5.**	**FY25: Acceptable**

Independent Auditors' Report

Of KPMG LLP ("KPMG UK") to the members of Rio Tinto plc and of KPMG ("KPMG Australia") to the members of Rio Tinto Limited

Description of the Key Audit Matter

The Group completed the acquisition of Arcadium Lithium. This transaction was accounted for as a business combination using the acquisition method of accounting. As a result of the transaction, the Group recognised certain tangible and intangible assets and liabilities at their acquisition-date fair value, including $2,054m of exploration and evaluation as described in note 12 and acquired property, plant and equipment of $4,814m described in Note 5.

The evaluation of the Group's property, plant and equipment and exploration and evaluation assets acquired is a KAM due to:

- the level of auditor judgment and specialised skills required to evaluate the uncertainty over forecasted lithium carbonate long-run price used in the Group's valuation; and
- the level of auditor judgment and specialised skills required to evaluate the discount rate used in the Group's valuation of the property, plant and equipment and exploration and evaluation assets acquired.

Minor changes in these assumptions could have a significant impact on the value of assets acquired, and there is a wide range of published long-run lithium carbonate prices. This increases the possibility of a different weighting of the purchase price allocation between intangible assets, property, plant and equipment, and goodwill.

This KAM differs from the Rio Tinto Lithium goodwill KAM at 4.1 due to the time at which the estimates are being made by the Group and that the estimates on acquisition are made at a point in time, whereas goodwill is considered annually for impairment.

Our response to the risk

Our procedures to address the risk included:

Control operation

Evaluating the design and implementation of certain internal controls over the development and review of the forecast lithium long-run prices and discount rate used as part of the Group's acquisition-date valuation process. We performed the tests below rather than seeking to rely on any of the Group's controls because the nature of the balance is such that we would expect to obtain audit evidence primarily through the detailed procedures described below.

Tests of detail

We performed the following procedures, to challenge the Group when evaluating the value of the property, plant and equipment and exploration and evaluation assets acquired:

- we considered the sensitivity of the model by varying the key assumptions, such as lithium carbonate price and discount rate used to determine the recoverable amount, to focus our further audit procedures;
- involved our valuation professionals with specialised skills and knowledge who assisted us in assessing and challenging the long-run lithium carbonate price used in the Group's valuation of property, plant and equipment and exploration and evaluation assets by comparing them to market observable price forecasts;
- assessed the long-run lithium carbonate price selected in the valuation of property, plant and equipment and exploration and evaluation assets acquired based on current macroeconomic factors and industry trends;
- involved our valuation professionals with specialised skills and knowledge who assisted us in challenging the Group's discount rate by comparing it to a range of discount rates that we independently developed using publicly available market data for comparable companies and adjusted for risk factors specific to the assets; and
- evaluated the valuation methodology used to determine the fair value of assets acquired, including property, plant and equipment and exploration and evaluation assets acquired, based on accounting standard requirements and observed industry practices

Assessing disclosures

We have assessed the disclosures in note 5 of the Group financial statements, including the accounting policy, using our understanding obtained from our testing, against the requirements of the accounting standards.

Communications with Rio Tinto's Audit and Risk Committee

Our discussions with and reporting to the Audit and Risk Committee included:

- Key factors impacting our risk assessment and procedures performed as listed above
- Our findings in relation to internal controls.
- Key procedures performed to respond to the risk as listed above
- Involvement of our valuations professionals, who assisted us in assessing the long-run lithium carbonate prices and discount rate.

Areas of particular auditor judgement

There is inherent judgement and complexity in assessing the Group's long-run lithium carbonate prices and the discount rate.

Our results

We found the Group's conclusion on the valuation of the property, plant and equipment and exploration and evaluation assets acquired to be acceptable

Independent Auditors' Report

Of KPMG LLP ("KPMG UK") to the members of Rio Tinto plc and of KPMG ("KPMG Australia") to the members of Rio Tinto Limited

4.4 EVALUATION OF INDICATORS OF IMPAIRMENT OR IMPAIRMENT REVERSAL OF PROPERTY, PLANT AND EQUIPMENT FOR THE OYU TOLGOI COPPER-GOLD MINE CASH GENERATING UNIT ('OYU TOLGOI CGU')

Financial Statement Elements	FY25	FY24	Our assessment of risk vs FY24		Our results
Carrying value of the Oyu Tolgoi CGU	**Included in US$82,889m of property, plant and equipment**	Included in US$67,345m of property, plant and equipment	◄►	*Our assessment of risk on specific impairment or impairment reversal indicators remained consistent with the prior year.*	**FY25: Acceptable** FY24: Acceptable

Description of the Key Audit Matter

The Group has determined that there were no indicators of an impairment or impairment reversal of property, plant and equipment on the Oyu Tolgoi CGU. Please see Note 4 for the group's assessment.

The assessment of whether indicators of impairment or impairment reversal exist over the Oyu Tolgoi CGU is a KAM due to:

- the history of impairment in the CGU meaning it is more susceptible to further indicators of impairment or impairment reversal; and
- the level of auditor judgement required in challenging the Group's determination that there were no indicators of impairment or impairment reversal requiring involvement of valuations professionals alongside our senior audit team members.

We focussed on the key internal and external factors impacting the Oyu Tolgoi CGU, including:

- the continued ramp up of underground production; and
- volatility in forecast commodity prices which are subject to greater uncertainty in the current economic environment.

Our response to the risk

Our procedures to address the risk included:

Control operation

Evaluating the design, implementation and testing the operating effectiveness of certain internal controls over the Group's process for identifying indicators of impairment or impairment reversal of property, plant and equipment for the Oyu Tolgoi CGU.

Test of details

We performed the following procedures, amongst others, to challenge the Group's determination that no indicators of impairment or impairment reversal were present:

- evaluated the Group's assessment with reference to our knowledge of the Group, our industry experience, current economic conditions and requirements of IAS 36 – Impairment of Assets;
- involved our valuation professionals with specialised skills and knowledge who assisted us in assessing the forecast commodity prices used in the Group's assessment, by comparing them to, and considering changes in, market observable price forecasts;
- compared the actual ramp up of underground mine production to the Group's plans, to assess whether any deviation from these plans could represent an indicator of impairment or impairment reversal; and
- inquired of operational management to corroborate certain changes in assumptions.

Assessing disclosures

We have assessed the disclosures in note 4 of the Group financial statements, including the accounting policy, using our understanding obtained from our testing, against the requirements of the accounting standards.

Communications with Rio Tinto's Audit and Risk Committee

Our discussions with and reporting to the Audit and Risk Committee included:

- Key factors impacting our risk assessment and procedures performed as listed above
- Key procedures performed to respond to the risk as listed above
- Involvement of our own valuations professionals, who assisted us in assessing the forecast commodity prices.

Areas of particular auditor judgement

Particular auditor judgement was required to assess whether certain internal and external factors impacting the Oyu Tolgoi CGU, in particular the volatility of forecast commodity prices and the continued ramp up of underground production, result in indicators of impairment or impairment reversal.

Our results

We found the Group's determination that there were no indicators or impairment or impairment reversal in respect of the Oyu Tolgoi CGU to be acceptable.

Independent Auditors' Report

Of KPMG LLP ("KPMG UK") to the members of Rio Tinto plc and of KPMG ("KPMG Australia") to the members of Rio Tinto Limited

4.5 EVALUATION OF RECOVERABILITY OF RIO TINTO PLC'S INVESTMENTS IN SUBSIDIARIES (KPMG UK ONLY)

Financial Statement Elements	FY25	FY24	Our assessment of risk vs FY24		Our results
Carrying value of Rio Tinto plc's investments in Group companies	**US$38,292m**	US$36,212m	◄►	*Our assessment of risks of recoverability of Rio Tinto plc's investments in its subsidiaries of the Group has remained consistent with the previous year.*	**FY25: Acceptable** FY24: Acceptable

Description of the Key Audit Matter

In respect of KPMG UK's audit of the UK parent company, Rio Tinto plc, the sole KAM relates to the recoverability of its investment in its subsidiaries of the Group. The carrying amount of the UK parent Company's investments in subsidiaries disclosed in Note B of the Rio Tinto plc company financial statements represents 89.4% (FY24: 81.8%) of the UK parent company's total assets.

Their recoverability is not at a high risk of material misstatement or subject to significant auditor judgement. However, due to the value of these investments in the context of the UK parent company's financial statements, this is the area that had the greatest effect overall on our UK parent company audit.

Our response to the risk

We performed the tests below rather than seeking to rely on any of the company's controls because the nature of the balance is such that we would expect to obtain audit evidence primarily through the detailed procedures described.

Our procedures to address the risk included:

Test of details

- We assessed the carrying value of its investments against the relevant subsidiaries' draft balance sheets and against key underlying records to identify whether their net assets, being an approximation of their minimum recoverable amount, were in excess of the carrying amount; and
- We evaluated the UK parent company's considerations of indicators of impairment or impairment reversal of the Group's CGUs within the subsidiaries owned by the UK parent company using our knowledge obtained from the Group's impairment or impairment reversal assessment.

Communications with Rio Tinto plc's Audit and Risk Committee

We reported to the Audit and Risk Committee that based on the risks identified and our procedures performed, we found the UK parent company's conclusion that there is no impairment of its investments in subsidiaries to be acceptable.

Areas of particular auditor judgement

There were no areas of particular auditor judgment.

Our results

We found the UK parent company's conclusion that there is no impairment of its investment in subsidiaries to be acceptable.

Independent Auditors' Report

Of KPMG LLP ("KPMG UK") to the members of Rio Tinto plc and of KPMG ("KPMG Australia") to the members of Rio Tinto Limited

5. KPMG UK'S REPORTING ON OUR ABILITY TO DETECT IRREGULARITIES, AND OUR RESPONSE

FRAUD – IDENTIFYING AND RESPONDING TO RISKS OF MATERIAL MISSTATEMENT DUE TO FRAUD

FRAUD RISK ASSESSMENT

To identify risks of material misstatement due to fraud ('fraud risks') we assessed events or conditions that could indicate an incentive or pressure by the Directors and other management to commit, or provide an opportunity to commit, fraud. Our risk assessment procedures included:

- Inquiries of the Directors, other management, internal audit and the Audit and Risk Committee, including obtaining and reviewing underlying documentation, covering the Group's policies and procedures related to:
  - Detecting and responding to the risks of fraud
  - Internal controls established to mitigate risks related to fraud
- Inquiries of the Directors, other management, internal audit and the Audit and Risk committee as to whether they had knowledge of any actual, suspected or alleged fraud
- Reading Board and Audit and Risk Committee minutes
- Considering remuneration incentive schemes and performance targets for Directors and other management, including the flexed and unflexed underlying earning and STIP free cash flow target ranges for executive remuneration
- Using analytical procedures to identify any unusual or unexpected relationships between financial statement line items
- Discussion among the engagement team regarding how and where fraud might occur in the financial statements and any potential indicators of fraud. The engagement team includes audit partners and staff who have extensive experience of working with companies in the mining sector, and this experience was relevant to the decision about where fraud risks may arise. The discussions also involved our own forensic specialists to assist us in identifying fraud risks based on discussions of the circumstances of the Group who advised the engagement team of fraud schemes that had arisen in similar sectors and industries and participated in the fraud risk assessment discussions.

RISK COMMUNICATIONS

We communicated fraud risks throughout the team and remained alert to any indicators of fraud throughout the audit. This included communication from the group audit team to component auditors of relevant fraud risks identified at the group level and requests to component audit teams to report to the group audit team any instances of fraud that could give rise to a material misstatement of the Group financial statements.

FRAUD RISKS

As required by UK auditing standards we perform procedures to address the risk of management override of controls, and the risk of fraudulent revenue recognition, in particular the risk that Group and component management may be in a position to make inappropriate accounting entries, with an additional risk focused on manual journals to revenue. We did not identify any additional fraud risks.

PROCEDURES TO ADDRESS FRAUD RISKS

Our audit procedures included evaluating the design, implementation and operating effectiveness of certain internal controls relevant to mitigate these risks. We also performed audit procedures including:

- Comparing journal entries to underlying documentation for a selection based on risk including, for example, those posted by senior finance management and those posted to unusual accounts. Additionally, we identified and tested high-risk manual journal entries related to revenue.

Independent Auditors' Report

Of KPMG LLP ("KPMG UK") to the members of Rio Tinto plc and of KPMG ("KPMG Australia") to the members of Rio Tinto Limited

LAWS AND REGULATIONS – IDENTIFYING AND RESPONDING TO RISKS OF MATERIAL MISSTATEMENT RELATING TO COMPLIANCE WITH LAWS AND REGULATIONS	
LAWS AND REGULATIONS RISK ASSESSMENT	We identified areas of laws and regulations that could reasonably be expected to have a material effect on the financial statements: • From our general commercial and mining sector experience • From inspection of the Group's regulatory and legal correspondence • From discussions with the Directors and other management (as required by auditing standards) about the policies and procedures regarding compliance with laws and regulations. As the Group operates in a regulated environment, our assessment of risks of material misstatement also involved gaining an understanding of the control environments including the Group's higher-level procedures for complying with regulatory requirements.
RISK COMMUNICATIONS	We communicated identified laws and regulations risks throughout our team and remained alert to any non-compliance throughout the audits. This included communication from the group audit team to component audit teams of relevant laws and regulations identified at the group level and requests to component auditors to report to the group audit team any instances of non-compliance with laws and regulations that could give rise to a material misstatement of the Group financial statements.
DIRECT LAWS CONTEXT AND LINK TO AUDIT	The potential effect of these laws and regulations on the financial statements varies considerably. Firstly, the Group is subject to laws and regulations that directly affect the financial statements, including: • Financial reporting legislation (including related companies' legislation) • Distributable profits legislation • Taxation legislation (direct and indirect) • Pensions legislation. We assessed the extent of compliance with these laws and regulations as part of our procedures on the related financial statement items.

MOST SIGNIFICANT INDIRECT LAW/ REGULATION AREAS	Secondly, the Group is subject to many other laws and regulations where the consequences of non-compliance could have a material effect on amounts or disclosures in the financial statements, for instance through the imposition of fines or litigation or harm to the Group's license to operate. We identified the following areas as those most likely to have such an effect: • Anti-bribery, fraud and corruption • Health and safety legislation • Employment and social security legislation • Environmental protection legislation • Competition legislation. Auditing standards limit the required audit procedures to identify non-compliance with these laws and regulations to enquiry of the Directors and other management and inspection of regulatory and legal correspondence, if any. Therefore, if a breach of operational regulations is not disclosed to us or evident from relevant correspondence, an audit will not detect that breach.
KNOWN ACTUAL MATTERS	For the contingent liabilities disclosed in note 37 we assessed the disclosures against our understanding from legal confirmations received from external legal counsel and the requirements of the accounting standards.

CONTEXT	
CONTEXT OF THE ABILITY OF THE AUDIT TO DETECT FRAUD OR BREACHES OF LAW OR REGULATION	Owing to the inherent limitations of an audit, there is an unavoidable risk that we may not have detected some material misstatements in the financial statements, even though we have properly planned and performed our audit in accordance with auditing standards. For example, the further removed non-compliance with laws and regulations is from the events and transactions reflected in the financial statements, the less likely the inherently limited procedures required by UK auditing standards would identify it. In addition, as with any audit, there remained a higher risk of non-detection of fraud, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls. Our audit procedures are designed to detect material misstatement. We are not responsible for preventing non-compliance or fraud and cannot be expected to detect non-compliance with all laws and regulations.

Independent Auditors' Report

Of KPMG LLP ("KPMG UK") to the members of Rio Tinto plc and of KPMG ("KPMG Australia") to the members of Rio Tinto Limited

6. OUR DETERMINATION OF MATERIALITY

The scope of our audits was influenced by our application of materiality. We set quantitative thresholds and overlay qualitative considerations to help us determine the scope of our audits and the nature, timing and extent of our procedures, and in evaluating the effect of misstatements, both individually and in the aggregate, on the distinct financial statements as a whole.

US$700M (FY24: US$700M) **MATERIALITY FOR THE GROUP FINANCIAL STATEMENTS AS A WHOLE**	**What we mean** A quantitative reference for the purpose of planning and performing our audits.
	Basis for determining materiality and judgements applied Materiality for the Group financial statements as a whole was set by us at US$700m (FY24: US$700m). This was determined with reference to a benchmark of profit before taxation of the Group. For both FY25 and FY24, we determined profit before taxation to be an appropriate benchmark ('the benchmark') and considered qualitative factors that impact our assessment of materiality. The rationale for this benchmark is the Group is profit-orientated and, in an industry like mining, the cost of operations show the Group's ability to control costs to generate value. We consider this to be key to users of the financial statements. In both FY24 and FY25 we adjusted profit before taxation to exclude certain items that were significant and did not represent normal, continuing operations of the Group in determining our materiality ('normalised Group profit before taxation'). In FY25 the exclusions were US$341m related to the pre-tax impairment charge as disclosed in Note 4 and US$233m related to change in closure estimate as disclosed in Note 14 of the Group financial statements. In FY24 the exclusions were US$538m related to the pre-tax impairment charge as disclosed in Note 4 and US$1,214m of pre-tax gains on consolidation and disposal of interests in businesses. The Group materiality for FY25 represents 4.6% of the normalised Group profit before taxation (FY24: 4.5%). KPMG UK have determined materiality for the Rio Tinto plc Company financial statements as a whole at US$430m (FY24: US$410m). Consistent with FY24 we determined total assets remain an appropriate benchmark because the entity's role as a parent company means it holds significant assets. The materiality benchmark represents 1% (FY24: 1%) of Rio Tinto plc's total assets.

US$525M (FY24: US$455M) **PERFORMANCE MATERIALITY**	**What we mean** Our procedures on individual account balances and disclosures were performed to a lower threshold, performance materiality, so as to reduce to an acceptable level the risk that individually immaterial misstatements in individual account balances add up to a material amount across the financial statements as a whole.
	Basis for determining performance materiality and judgements applied We have considered performance materiality at a level of 75% (FY24: 65%) of materiality for the Group financial statements as a whole to be appropriate. We applied this percentage in our determination of performance materiality based on our expectation of control risk at the start of the audit and based on the findings of previous audits, which led us to conclude that controls risk is lower in this year than in prior years. We have determined the Parent Company performance materiality to be set at US$322m (FY24: US$307m), which equates to 75% (FY24: 75%) of materiality for the Parent Company financial statements as a whole. KPMG UK applied this percentage in our determination of performance materiality because we did not identify any factors indicating an elevated level of risk.

US$35M (FY24: US$35M) **AUDIT MISSTATEMENT POSTING THRESHOLD**	**What we mean** This is the amount below which identified misstatements are considered to be clearly trivial from a quantitative point of view. We may become aware of misstatements below this threshold which could alter the nature, timing and scope of our audit procedures, for example if we identify smaller misstatements which are indicators of fraud. This is also the amount above which all misstatements identified are communicated to Rio Tinto's Audit and Risk Committee.
	Basis for determining performance materiality and judgements applied We set our audit misstatement posting threshold at 5% (FY24: 5%) of our materiality for the Group financial statements and UK parent company financial statements. We also report to the Audit and Risk Committee any other identified misstatements that warrant reporting on qualitative grounds.

Independent Auditors' Report

Of KPMG LLP ("KPMG UK") to the members of Rio Tinto plc and of KPMG ("KPMG Australia") to the members of Rio Tinto Limited

The overall materiality for the Group financial statements of US$700m (FY24: US$700m) compares as follows to the main financial statement caption amounts:

	Total Group Revenue		Group profit before tax		Total Group Assets	
	FY25	FY24	FY25	FY24	FY25	FY24
Financial statement Caption	**US$57,638m**	**US$53,658m**	**US$14,568m**	**US$15,615m**	**US$128,102m**	**US$102,786m**
Group Materiality as % of caption	**1.2%**	**1.3%**	**4.8%**	**4.5%**	**0.5%**	**0.7%**

7. THE SCOPE OF OUR AUDITS

GROUP SCOPE

What we mean

How the Group audit team determined the procedures to be performed across the Group.

We identified quantitatively significant components which contained the largest percentages of either total revenue or total assets of the Group, for which we performed audit procedures.

We also identified components that required special audit consideration, owing to Group risk relating to revenue recognition and impairment considerations (FY24: revenue and impairment considerations) residing in these components.

Additionally, having considered qualitative and quantitative factors, we selected additional components with accounts and/or disclosures contributing to the specific risks of material misstatement of the Group financial statements.

The below summarises where we performed audit procedures, with the prior year comparatives indicated in brackets:

Component type	Number of components where we performed audit procedures	Range of materiality applied
Quantitatively significant components	4(4)	US$440m – US$240m (US$440m – US$240m)
Components requiring special audit consideration	2(3)	US$440m – US$160m (US$240m – US$75m)
Other components where we performed procedures	9(8)	US$350 – US$160m (US$334m – US$160m)
Total	**15(15)**	

GROUP SCOPE *(continued)*

We involved component auditors on 15 (FY24: 15) components of the 106 (FY24: 105) components identified.

Our audit procedures covered 77% (FY24: 77%) of Group revenue.

We performed procedures in relation to components that accounted for 82% (FY24: 80%) of total profits and losses that made up group profit before tax, and 83% (FY24: 88%) of Group total assets excluding goodwill. We performed audit procedures over Rio Tinto Lithium goodwill at the group level. We performed audit procedures on the items excluded from the normalised Group profit before tax used as the benchmark for our materiality. We set the component materialities having regard to size and risk profile.

The Group auditor performed the audit of the UK parent Company.

Impact of controls on our group audit

We identified the main finance IT system used by the majority of the Group, the consolidation system and two separate finance systems used by two of the group's components to be the main IT systems relevant to our audit.

With the involvement of our IT auditors, we assessed the design and operating effectiveness of key general IT and automated controls relevant to our audit for these aforementioned systems.

For all of our in-scope components we tested the operating effectiveness of relevant IT general controls and did not identify a need to change the planned audit approach that gained evidence including from testing the operating effectiveness of controls and substantive testing.

In connection with our audits of the Financial Statements, we also tested the design, implementation and operating effectiveness of the Group's internal controls over financial reporting in several areas of our audits, including key revenue streams. As a result of our testing, we were able to rely on controls in these areas, which enabled us to reduce the scope of our substantive audit.

In the other areas, the scope of the audit work performed was fully substantive, including in our audit work related to the valuation of assets acquired (Arcadium) and goodwill impairment test for Lithium, where we identified some control deficiencies related to information being used.

Independent Auditors' Report

Of KPMG LLP ("KPMG UK") to the members of Rio Tinto plc and of KPMG ("KPMG Australia") to the members of Rio Tinto Limited

GROUP AUDIT TEAM OVERSIGHT

What we mean

The extent of the Group audit team's involvement in component audits.

In working with component auditors, we:

- Held planning calls with component audit teams to discuss the significant areas of the audit relevant to the components, including the key audit matters in respect of:
  - o Evaluation of specific provisions for close-down, restoration and environmental obligations ('closure provisions')
  - o Evaluation of indicators of impairment or impairment reversal of property, plant and equipment for the Oyu Tolgoi copper-gold mine cash generating unit ('Oyu Tolgoi CGU').
- Issued group audit instructions to component auditors on the scope and nature of their work, including significant areas to be covered, relevant risks and the information to be reported back
- Held a virtual conference with all component audit teams
- Held risk assessment alignment meetings and workshops with all component audit teams before the commencement of each phase of the audit
- Visited 10 (2024: 8) sites across 10 (2024: 11) components in-person as the audit progressed to understand and challenge the audit approach and organised fortnightly video conferences with the partners and directors of the Group and component audit teams. At these visits and video conferences, the findings reported to the Group team were discussed in more detail, and any further work required by the Group team was then performed by the component audit teams
- Inspection of component audit teams' key work papers (in person and/or using remote technology capabilities) to evaluate the results of the planned further procedures, appropriateness of conclusions drawn from the audit evidence obtained and consistencies between communicated findings and work performed, with a particular focus on the key audit matters.

Sites visited along with our component auditors, where we also held meetings with relevant Rio Tinto personnel

Scope	FY25	FY24
Sites visited	• Oyu Tolgoi operations • Group Services hub in Brisbane, Delhi and Montreal • Commercial Hub in Singapore • Perth • Richard Bay Minerals • Simandou operations • Pilbara operations • Saguenay operations	• Pilbara operations • Oyu Tolgoi operations • Kennecott Utah Copper operations • Commercial Hub in Singapore • Simandou operations • Group services hub in Brisbane, Perth and Montreal

8. KPMG AUSTRALIA'S REPORT ON THE REMUNERATION REPORT

OPINION	In our opinion, the Remuneration Report of Rio Tinto Limited for the year ended 31 December 2025 complies with Section 300A of the Australian Corporations Act 2001, as amended by the ASIC Class Order.
OUR RESPONSIBILITIES	KPMG Australia has audited the Remuneration Report, required by the Australian Corporations Act 2001, included in pages 122 to 149 of the Directors' report for the year ended 31 December 2025. Our responsibility is to express an opinion as to whether the Remuneration Report complies in all material respects with *Section 300A* of the Australian Corporations Act 2001, as amended by the ASIC class order, based on our audit conducted in accordance with Australian Auditing Standards.
DIRECTORS' RESPONSIBILITIES	The Directors of Rio Tinto Limited are responsible for the preparation and presentation of the Remuneration Report information in accordance with Section 300A of the Australian Corporations Act 2001, as amended by the ASIC Class Order.

Independent Auditors' Report

Of KPMG LLP ("KPMG UK") to the members of Rio Tinto plc and of KPMG ("KPMG Australia") to the members of Rio Tinto Limited

9. OTHER INFORMATION IN THE ANNUAL REPORT

The Directors are responsible for the other information presented in the Annual Report together with the financial statements. Other Information is financial and non-financial information in Rio Tinto's annual report which is provided in addition to the financial statements and the Auditors' Report. Our opinions on the financial statements do not cover the other information and, accordingly, we do not express an audit opinion or, except as explicitly stated below, in section 8, and on pages 325 to 344 provide any form of assurance conclusion thereon.

ALL OTHER INFORMATION

Our responsibility (KPMG UK)	Our reporting
Our responsibility is to read the other information and, in doing so, consider whether, based on our financial statements audit work, the information therein is materially misstated or inconsistent with the financial statements or our audit knowledge.	Based solely on that work KPMG UK have not identified material misstatements or inconsistencies in the other information.
Our responsibility (KPMG Australia) In connection with KPMG Australia's audit of the Group Financial Statements our responsibility is to read the Other Information. In doing so, we consider whether the Other Information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. We are required to report if we conclude that there is a material misstatement of this Other Information.	Based on the work KPMG Australia have performed on the Other Information that we obtained prior to the date of this Auditor's Report we have nothing to report.

STRATEGIC REPORT AND DIRECTORS' REPORT (KPMG UK ONLY)

Our responsibility and reporting

Based solely on our work on the other information described above we report to you as follows:

- we have not identified material misstatements in the strategic report and the Directors' report;
- in our opinion the information given in those reports for the financial year is consistent with the financial statements; and
- in our opinion those reports have been prepared in accordance with the Companies Act 2006.

DIRECTORS' REMUNERATION REPORT (KPMG UK ONLY)

Our responsibility	Our reporting
KPMG UK are required to form an opinion as to whether the part of the Directors' Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006.	In our opinion the part of the Directors' Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006.

CORPORATE GOVERNANCE DISCLOSURES (KPMG UK ONLY)

Our responsibility	Our reporting
We are required to perform procedures to identify whether there is a material inconsistency between the financial statements and our audit knowledge, and: • the directors' statement that they consider that the annual report and financial statements taken as a whole is fair, balanced and understandable, and provides the information necessary for shareholders to assess the Group's position and performance, business model and strategy; • the section of the annual report describing the work of the Audit and Risk Committee, including the significant issues that the Audit and Risk Committee considered in relation to the financial statements, and how these issues were addressed; and • the section of the annual report that describes the review of the effectiveness of the Group's risk management and internal control systems.	Based on those procedures, we have concluded that each of these disclosures is materially consistent with the financial statements and our audit knowledge.
We are also required to review the part of the Corporate Governance Statement relating to the Group's compliance with the provisions of the UK Corporate Governance Code specified by the Listing Rules for our review.	We have nothing to report in this respect.

OTHER MATTERS ON WHICH WE ARE REQUIRED TO REPORT BY EXCEPTION (KPMG UK ONLY)

Our responsibility	Our reporting
Under the Companies Act 2006, we are required to report to you if, in our opinion: • adequate accounting records have not been kept by the UK parent company, or returns adequate for our audit have not been received from branches not visited by us; or • the UK parent company financial statements and the part of the Directors' Remuneration Report to be audited are not in agreement with the accounting records and returns; or • certain disclosures of directors' remuneration specified by law are not made; or • we have not received all the information and explanations we require for our audit.	We have nothing to report in these respects.

Independent Auditors' Report

Of KPMG LLP ("KPMG UK") to the members of Rio Tinto plc and of KPMG ("KPMG Australia") to the members of Rio Tinto Limited

10. RESPECTIVE RESPONSIBILITIES

Directors' responsibilities for the financial statements

As explained more fully in their statement set out on page 245, the directors are responsible for: the preparation of the financial statements in accordance with relevant laws and regulations including being satisfied that they give a true and fair view of the financial position and performance of the Group and Rio Tinto plc in accordance with the relevant financial reporting frameworks and in compliance with relevant laws and regulations; implementing such internal control as they determine is necessary to enable the preparation of financial statements in accordance with relevant laws and regulations, including giving a true and fair view of the financial position and performance of the Group and Rio Tinto plc, and that are free from material misstatement, whether due to fraud or error; assessing the Group, Rio Tinto plc's and Rio Tinto Limited's ability to continue as a going concern and whether the use of the going concern basis of accounting is appropriate, disclosing, as applicable, matters related to going concern; and using the going concern basis of accounting unless they either intend to liquidate the Group, Rio Tinto plc and Rio Tinto Limited, or to cease operations, or have no realistic alternative but to do so.

Auditors' responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether each of the distinct financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue our opinions in an auditor's report. Reasonable assurance is a high level of assurance, but does not guarantee that an audit conducted in accordance with ISAs (UK) or ASAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

A fuller description of KPMG UK's responsibilities is provided on the FRC's website at www.frc.org.uk/auditorsresponsibilities. A further description of KPMG Australia's responsibilities for the audit of the Group financial statements is located at the *Auditing and Assurance Standards Board* website at: https://auasb.gov.au/media/bwvjcgre/ar1_2024.pdf. This description forms part of our Australian auditor's report.

The UK Parent company is required to include these financial statements in an annual financial report prepared under Disclosure Guidance and Transparency Rule 4.1.17R and 4.1.18R. Our auditor's report provides no assurance over whether the annual financial report has been prepared in accordance with those requirements.

11. THE PURPOSE OF OUR AUDIT WORK AND TO WHOM WE OWE OUR RESPONSIBILITIES

KPMG UK's report is made solely to Rio Tinto plc's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006, and the terms of our engagement by that company. Our audit work has been undertaken so that we might state to the members of Rio Tinto plc those matters we are required to state to them in an auditor's report, and the further matters we are required to state to them in accordance with the terms agreed with Rio Tinto plc, and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than Rio Tinto plc's members, as a body, for our audit work, for this report, or for the opinions we have formed.

KPMG Australia's report is made solely to Rio Tinto Limited's members, as a body, in accordance with the Australian Corporations Act 2001 as amended by the ASIC Class Order dated 11 July 2024. Our audit work has been undertaken so that we might state to the members of Rio Tinto Limited those matters we are required to state to them in an auditor's report, and further matters we are required to state to them in accordance with the terms agreed with Rio Tinto Limited, and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than Rio Tinto Limited's members, as a body, for our audit work, for this report, or for the opinions we have formed.

Jonathan Downer (Senior Statutory Auditor)
for and on behalf of KPMG LLP, Statutory Auditor
Chartered Accountants
15 Canada Square
London
E14 5GL
United Kingdom

19 February 2026

Graham Hogg
KPMG
Partner
235 St Georges Terrace
Perth WA 6000
Australia

19 February 2026

Lead Auditor's Independence Declaration

under Section 307C of the Australian Corporations Act 2001

To the Directors of Rio Tinto Limited

I declare that, to the best of my knowledge and belief, in relation to the Rio Tinto Limited for the financial year ended 31 December 2025 there have been:

i. no contraventions of the auditors independence requirements as set out in the Australian Corporations Act 2001 in relation to the audit; and

ii. no contravention of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Rio Tinto Limited and the entities it controlled during the period.

KPMG

Graham Hogg
Partner
Perth

19 February 2026

Liability limited by a scheme approved under Professional Standards Legislation

Financial information by business unit

		Segmental revenue[a] for the year ended 31 December			Underlying EBITDA[a] for the year ended 31 December			Depreciation and amortisation for the year ended 31 December		
	Rio Tinto interest %	**2025 US$m**	2024 US$m Restated	2023 US$m Restated	**2025 US$m**	2024 US$m Restated	2023 US$m Restated	**2025 US$m**	2024 US$m Restated	2023 US$m Restated
Aluminium & Lithium										
Bauxite	(b)	**3,887**	3,061	2,390	**1,847**	1,250	662	**309**	365	373
Alumina	(c)	**3,926**	3,612	2,882	**1,003**	799	136	**126**	142	170
North American Aluminium	(d)	**8,443**	7,030	6,581	**1,367**	1,639	1,480	**864**	785	710
Pacific Aluminium	(e)	**3,391**	2,844	2,613	**375**	363	169	**204**	154	165
Evaluation projects/other		**565**	754	772	**(266)**	(203)	(172)	**–**	–	–
Intra-segment		**(4,100)**	(3,651)	(2,953)	**72**	(175)	7	**–**	–	–
Aluminium		**16,112**	13,650	12,285	**4,398**	3,673	2,282	**1,503**	1,446	1,418
Lithium	(f)	**944**	–	–	**176**	(121)	(146)	**288**	–	–
Total Aluminium & Lithium segment		**17,056**	13,650	12,285	**4,574**	3,552	2,136	**1,791**	1,446	1,418
Copper										
Kennecott	100%	**2,766**	2,599	1,430	**870**	720	178	**600**	718	500
Escondida	30%	**4,582**	3,424	2,756	**3,379**	2,221	1,619	**449**	426	355
Oyu Tolgoi	66%	**4,992**	2,184	1,625	**3,545**	1,105	639	**846**	473	476
Evaluation projects/other		**1,389**	1,068	867	**(425)**	(609)	(476)	**3**	3	5
Total Copper segment		**13,729**	9,275	6,678	**7,369**	3,437	1,960	**1,898**	1,620	1,336
Iron Ore										
Pilbara	(g)	**25,847**	27,849	30,867	**14,786**	16,543	19,828	**2,398**	2,390	2,128
Iron Ore Company of Canada	58.7%	**2,060**	2,450	2,500	**469**	746	942	**268**	229	214
Dampier Salt	68.4%	**304**	412	422	**76**	117	120	**14**	23	21
Evaluation projects/other	(h)	**2,318**	3,197	2,701	**(232)**	(497)	48	**2**	–	–
Intra-segment	(h)	**(1,540)**	(2,307)	(1,951)	**95**	76	(23)	**–**	–	–
Total Iron Ore segment		**28,989**	31,601	34,539	**15,194**	16,985	20,915	**2,682**	2,642	2,363
Reportable segments total		**59,774**	54,526	53,502	**27,137**	23,974	25,011	**6,371**	5,708	5,117
Simandou iron ore project	(i)	**–**	–	–	**(96)**	(22)	(539)	**19**	7	–
Rio Tinto Iron & Titanium	(j)	**1,729**	1,993	2,172	**148**	609	582	**249**	226	222
Rio Tinto Borates	100%	**814**	763	802	**210**	183	212	**64**	65	58
Diamonds	(k)	**332**	279	444	**(79)**	(115)	44	**8**	29	35
Other operations	(l)	**239**	166	158	**(229)**	(160)	(306)	**339**	321	291
Inter-segment transactions		**(13)**	(21)	(21)	**–**	–	–			
Central pension costs, share-based payments, insurance and derivatives					**(74)**	153	168			
Restructuring, project and one-off costs					**(606)**	(254)	(190)			
Central costs					**(818)**	(816)	(990)	**121**	121	95
Central exploration and evaluation					**(230)**	(238)	(100)			
Net interest										
Underlying EBITDA/earnings					**25,363**	23,314	23,892			
Items excluded from underlying EBITDA/earnings					**(229)**	1,055	(1,257)			
Reconciliation to consolidated income statement										
Share of EAUs sales and inter-subsidiary/EAUs sales		**(5,237)**	(4,048)	(3,016)						
Impairment charges net of reversals	(m)				**(341)**	(573)	(936)			
Depreciation and amortisation in subsidiaries excluding capitalised depreciation					**(6,271)**	(5,744)	(4,976)			
Depreciation and amortisation in EAUs					**(594)**	(559)	(484)	**(594)**	(559)	(484)
Taxation and finance items in EAUs					**(1,514)**	(1,002)	(741)			
Finance items					**(1,846)**	(876)	(1,713)			
Consolidated sales revenue/profit before taxation/ depreciation and amortisation		**57,638**	53,658	54,041	**14,568**	15,615	13,785	**6,577**	5,918	5,334

	Rio Tinto interest %	Capital expenditure[a][n] for the year ended 31 December 2025 US$m	2024 US$m Restated	2023 US$m Restated	Operating assets[o] as at 31 December 2025 US$m	2024 US$m Restated	2023 US$m Restated	Employees for the year ended 31 December 2025	2024 Restated	2023 Restated
Aluminium & Lithium										
Bauxite	(b)	**231**	159	159	**2,105**	2,289	2,649	**3,182**	3,188	3,008
Alumina	(c)	**289**	279	325	**689**	804	1,315	**2,230**	2,502	2,600
North American Aluminium	(d)	**1,344**	1,153	748	**11,411**	10,516	10,582	**7,494**	7,497	6,886
Pacific Aluminium	(e)	**117**	102	99	**736**	706	340	**3,351**	2,728	2,563
Evaluation projects/other		**–**	–	–	**814**	810	899	**234**	243	256
Intra-segment		**–**	1	–	**78**	(15)	98	**–**	–	–
Aluminium		**1,981**	1,694	1,331	**15,833**	15,110	15,883	**16,491**	16,158	15,313
Lithium	(f)	**1,365**	154	26	**9,783**	1,088	816	**2,446**	226	171
Total Aluminium & Lithium segment		**3,346**	1,848	1,357	**25,616**	16,198	16,699	**18,937**	16,384	15,484
Copper										
Kennecott	100%	**593**	774	735	**2,589**	2,391	2,606	**2,234**	2,502	2,411
Escondida	30%	**–**	–	–	**3,316**	2,779	2,844	**1,203**	1,135	1,203
Oyu Tolgoi	66%	**1,278**	1,277	1,230	**16,857**	16,692	15,334	**4,876**	4,734	4,515
Evaluation projects/other		**1**	4	11	**230**	262	266	**289**	317	295
Total Copper segment		**1,872**	2,055	1,976	**22,992**	22,124	21,050	**8,602**	8,688	8,424
Iron Ore										
Pilbara	(g)	**4,063**	2,985	2,563	**20,427**	17,016	17,959	**14,515**	15,152	15,181
Iron Ore Company of Canada	58.7%	**330**	291	364	**1,394**	1,240	1,347	**3,123**	3,214	3,206
Dampier Salt	68.4%	**29**	27	25	**94**	5	146	**286**	422	430
Evaluation projects/other	(h)	**–**	–	–	**804**	718	780	**21**	22	22
Intra-segment	(h)	**–**	–	–	**(105)**	(177)	(230)	**–**	–	–
Total Iron Ore segment		**4,422**	3,303	2,952	**22,614**	18,802	20,002	**17,945**	18,810	18,839
Reportable segments total		**9,640**	7,206	6,285	**71,222**	57,124	57,751	**45,484**	43,882	42,747
Simandou iron ore project	(i)	**2,219**	1,832	266	**4,158**	2,106	738	**1,216**	989	571
Rio Tinto Iron & Titanium	(j)	**229**	244	240	**3,270**	3,215	3,386	**4,123**	4,397	4,415
Rio Tinto Borates	100%	**64**	57	49	**438**	475	502	**981**	989	1,013
Diamonds	(k)	**3**	48	66	**(106)**	(38)	29	**758**	864	871
Other operations	(l)	**38**	70	58	**(1,251)**	(1,396)	(2,581)	**937**	835	860
Inter-segment transactions					**(3)**	6	7			
Other items		**92**	134	113	**(1,163)**	(755)	(1,015)	**7,731**	7,638	6,697
Total		**12,285**	9,591	7,077	**76,565**	60,737	58,817	**61,230**	59,594	57,174
Add back: Proceeds from disposal of property, plant and equipment		**50**	30	9						
Total purchases of property, plant & equipment and intangibles as per cash flow statement		**12,335**	9,621	7,086						
Add: Net debt					**(14,362)**	(5,491)	(4,231)			
Equity attributable to owners of Rio Tinto					**62,203**	55,246	54,586			
Total employees								**61,230**	59,594	57,174

Business units are classified according to the Group's management structure. Our management structure is based on product groups together with global support functions whose leaders make up the Executive Committee. The Executive Committee members each report directly to our Chief Executive who is the chief operating decision maker and is responsible for allocating resources and assessing performance of the operating segments. Finance costs and net debt are managed on a Group-wide basis and are therefore excluded from the segmental results

The financial information by business unit has been recast in accordance with the organisational restructure announced on 27 August 2025 which simplified our product group structure from 4 to 3 segments. The main impacts are: Iron Ore Company of Canada (IOC) has moved from the previous Minerals product group to the Iron Ore product group and Rincon has moved from "evaluation projects/other" in the previous Minerals product group to the new Aluminium & Lithium product group; the other business activities formerly in the Minerals product group are now classified outside of the reportable segments. Rio Tinto Iron & Titanium and Rio Tinto Borates were placed under strategic review during 2025, with Diamonds now presented outside of our product group structure as it managed by the Chief Commercial Officer.

On 6 March 2025, we acquired Arcadium Lithium plc, and its results are included in the new Aluminium & Lithium product group as part of "Lithium", together with Rincon.

The disclosures in this note include certain alternative performance measures (non-IFRS measures). For more information on the non-IFRS measures used by the Group, including definitions and calculations, refer to the section titled alternative performance measures (pages 270 to 274). Ownership interests are 100% unless otherwise shown.

(a) Segmental revenue, Underlying EBITDA and Capital expenditure are defined and calculated in note 1 from pages 170 to 171.

(b) Bauxite represents the Group's interest in Gove and Weipa, Porto Trombetas (22%) and Sangaredi (22.9%).

(c) Alumina represents the Group's interest in Jonquière (Vaudreuil), Yarwun, Queensland Alumina (80% equity and 20% additional tolling capacity in the income statement) and São Luis (Alumar) (10%).

(d) North American Aluminium represents the Group's interest in Alma, Arvida, Arvida AP60, Grande-Baie, ISAL, Kitimat, Laterrière, Alouette (40%), Bécancour (25.1%), Sohar (20%) and Matalco (50%).

(e) Pacific Aluminium represents the Group's interest in Bell Bay, Boyne Island (73.5%), Tiwai Point and Tomago (51.6%). On 30 September 2024, our interest in Boyne Island was increased from 59.4% to 71.05% following our acquisition of Mitsubishi Corporation's 11.65% interest in Boyne Smelters Limited (BSL). On 1 November 2024, our interest was further increased to 73.5% following our acquisition of Sumitomo Chemical Company's (SCC) 2.46% interest in BSL. On 1 November 2024, we also acquired SCC's 20.64% interest in New Zealand Aluminium Smelters, increasing our interest from 79.36% to 100%.

(f) Lithium represents the Group's interest in Rincon and, following the acquisition of Arcadium Lithium on 6 March 2025, the following operating mines: Olaroz (67%), Hombre Muerto, assets under construction in Argentina and Canada (50%), undeveloped properties and downstream processing facilities in Argentina, Canada, US, UK, China, and Japan (75%).

(g) Pilbara represents the Group's holding in Hamersley, Hope Downs Joint Venture (50%), Western Range Joint Venture (54%) and Robe River Iron Associates (65%). The Group's net beneficial interest in Robe River Iron Associates is 53%, as 30% is held through a 60% owned subsidiary and 35% is held through a 100% owned subsidiary.

(h) Segmental revenue, Underlying EBITDA, and Operating assets within Evaluation projects/other include activities relating to the shipment and blending of Pilbara and IOC iron ore inventories held portside in China and sold to domestic customers. Transactions between Pilbara or IOC and our portside trading business are eliminated through the Iron Ore "intra-segment" line.

(i) Rio Tinto SimFer UK Limited (which is wholly owned by the Group) holds a 53% interest in SimFer Jersey Limited (SimFer Jersey) which in turn, has an 85% interest in SimFer S.A., the company that will carry out the Simandou mining operations in Guinea, and an 85% interest in the company which is delivering SimFer Jersey's scope of the co-developed rail and port infrastructure. SimFer Jersey at present has a 100% interest in the companies that will own and operate the transhipment vessels, however this is anticipated to reduce to 85% with the Government of Guinea taking a 15% interest before transhipment operations commence. These entities, together with the equity accounted WCS Rail and Port entities described in note 33 and La Compagnie du Transguinéen S.A., eventual owner and operator of the co-developed infrastructure, are referred to as the Simandou iron ore project.

(j) Includes our interests in Rio Tinto Iron and Titanium Quebec Operations, QIT Madagascar Minerals (QMM, economic interest of 85%) and Richards Bay Minerals (attributable interest of 74%).

(k) Relates to our 100% interest in the Diavik diamond mine and diamond marketing operations.

(l) Other operations includes our 98.43% interest in Energy Resources of Australia, sites being rehabilitated under the management of Rio Tinto Closure, Rio Tinto Marine, and the remaining legacy liabilities of Rio Tinto Coal Australia. These include provisions for onerous contracts, in relation to rail infrastructure capacity, partly offset by financial assets and receivables relating to contingent royalties and disposal proceeds.

(m) Refer to note 4 for allocation of impairment charges net of reversals between consolidated amounts and share of profit in EAUs.

(n) Capital expenditure is the net cash outflow on purchases less sales of property, plant and equipment, capitalised evaluation costs and purchases less sales of other intangible assets as derived from the consolidated cash flow statement. The details provided include 100% of subsidiaries' capital expenditure and Rio Tinto's share of the capital expenditure of joint operations but exclude equity accounted units.

(o) Operating assets of the Group represents equity attributable to Rio Tinto adjusted for net debt. Operating assets of subsidiaries, joint operations and the Group's share relating to equity accounted units are made up of net assets adjusted for net debt and post-retirement assets and liabilities, net of tax. Operating assets are stated after the deduction of non-controlling interests; these are calculated by reference to the net assets of the relevant companies (ie inclusive of such companies' debt and amounts due to or from Rio Tinto Group companies).

Alternative performance measures

The Group presents certain alternative performance measures (non-IFRS measures) which are reconciled to directly comparable IFRS financial measures below. These non-IFRS measures, hereinafter referred to as alternative performance measures (APMs), are used by management to assess the performance of the business and provide additional information, which investors may find useful. APMs are presented in order to give further insight into the underlying business performance of the Group's operations.

APMs are not consistently defined and calculated by all companies, including those in the Group's industry. Accordingly, these measures used by the Group may not be comparable with similarly titled measures and disclosures made by other companies. Consequently, these APMs should not be regarded as a substitute for the IFRS measures and should be considered supplementary to those measures.

The following tables present the Group's key financial measures not defined according to IFRS and a reconciliation between those APMs and their nearest respective IFRS measures.

Reconciliation of APMs to the nearest comparable IFRS financial measures for the year 2022 and 2021 can be found in the section APM of our 2022 Annual Report. Reconciliation of underlying return on capital employed and Net (debt)/cash for the year 2023 can be found in our 2023 Annual Report.

APMs derived from the income statement

The following income statement measures are used by the Group to provide greater understanding of the underlying business performance of its operations and to enhance comparability of reporting periods. They indicate the underlying commercial and operating performance of our assets including revenue generation, productivity and cost management.

Segmental revenue

Segmental revenue includes consolidated sales revenue plus the equivalent sales revenue of equity accounted units (EAUs) in proportion to our equity interest (after adjusting for sales to/from subsidiaries). The reconciliation can be found in “Our financial performance” on page 170.

Underlying EBITDA

Underlying EBITDA represents profit before taxation, net finance items, depreciation and amortisation adjusted to exclude the EBITDA impact of items that do not reflect the underlying performance of our reportable segments. The reconciliation of profit after tax to underlying EBITDA can be found in “Our financial performance” on page 171.

Underlying EBITDA margin

Underlying EBITDA margin is defined as underlying EBITDA divided by the aggregate of consolidated sales revenue and our share of equity account unit sales after eliminations.

	2025 US$m	2024 US$m	2023 US$m
Underlying EBITDA	**25,363**	23,314	23,892
Consolidated sales revenue	**57,638**	53,658	54,041
Share of equity accounted unit sales and inter-subsidiary/equity accounted unit sales eliminations	**5,237**	4,048	3,016
	62,875	57,706	57,057
Underlying EBITDA margin	**40%**	40%	42%

Underlying earnings

Underlying earnings represents net earnings attributable to the owners of Rio Tinto, adjusted to exclude items that do not reflect the underlying performance of the Group's operations.

Exclusions from underlying earnings are those gains and losses that, individually or in aggregate with similar items, are of a nature and size to require exclusion in order to provide additional insight into underlying business performance.

The following items are excluded from net earnings in arriving at underlying earnings in each period irrespective of materiality:

- net (gains)/losses on consolidation or disposal of interests in businesses
- net impairment charges and reversals
- (profit)/loss after tax from discontinued operations
- exchange and derivative gains and losses. This adjustment includes exchange (gains)/losses on external net debt and intragroup balances, unrealised (gains)/losses on currency and interest rate derivatives not qualifying for hedge accounting, unrealised (gains)/losses on certain commodity derivatives not qualifying for hedge accounting, and unrealised (gains)/losses on embedded derivatives not qualifying for hedge accounting
- adjustments to closure provisions where the adjustment is associated with an impairment charge, or for legacy sites where the disturbance or environmental contamination relates to the pre-acquisition period.

In addition, there is a final judgemental category which includes, where applicable, other credits and charges that, individually or in aggregate if of a similar type, are of a nature or size to require exclusion in order to provide additional insight into underlying business performance. In 2025, there were no items in this category. In 2024 this includes provision for uncertain tax positions in relation to disputes with the Mongolian Tax Authority and the recognition of deferred tax assets at Energy Resources of Australia.

Exclusions from underlying earnings relating to equity accounted units are stated after tax and included in the column "Pre-tax".

	Pre-tax 2025 US$m	Taxation 2025 US$m	Non-controlling interests 2025 US$m	Net amount 2025 US$m	Net amount 2024 US$m	Net amount 2023 US$m
Net earnings	**14,568**	**(4,319)**	**(283)**	**9,966**	11,552	10,058
Items excluded from underlying earnings						
Impairment charges net of reversals (note 4)	**341**	**(100)**	**–**	**241**	534	652
Gains on consolidation and disposal of interests in businesses	**–**	**–**	**–**	**–**	(897)	–
Foreign exchange and derivative losses/(gains):						
– Exchange losses/(gains) on external net debt, intragroup balances and derivatives[(a)]	**471**	**14**	**1**	**486**	(293)	243
– (Gains)/losses on currency and interest rate derivatives not qualifying for hedge accounting[(b)]	**(8)**	**1**	**(4)**	**(11)**	74	87
– (Gains)/losses on embedded commodity derivatives not qualifying for hedge accounting[(c)]	**(63)**	**27**	**–**	**(36)**	65	(23)
Change in closure estimates (non-operating and fully impaired sites)[(d)]	**293**	**(71)**	**–**	**222**	73	1,102
Uncertain Tax Provisions	**–**	**–**	**–**	**–**	195	–
Recognition of deferred tax assets at Energy Resources of Australia	**–**	**–**	**–**	**–**	(436)	–
Deferred tax arising on internal sale of assets in Canadian operations	**–**	**–**	**–**	**–**	–	(364)
Total excluded from underlying earnings	**1,034**	**(129)**	**(3)**	**902**	(685)	1,697
Underlying earnings	**15,602**	**(4,448)**	**(286)**	**10,868**	10,867	11,755

(a) Exchange losses/(gains) on external net debt, intragroup balances and derivatives includes post-tax losses on intragroup balances of US$761 million (2024: US$647 million gain; 2023: US$316 million loss) offset by post-tax gains on external net debt of US$275 million (2024: US$354 million loss; 2023: US$73 million gain), primarily as a result of the Australian dollar strengthening against the US dollar compared to the 31 December 2024 spot rate.

(b) Valuation changes on currency and interest rate derivatives, which are ineligible for hedge accounting, other than those embedded in commercial contracts, and the currency revaluation of embedded US dollar derivatives contained in contracts held by entities whose functional currency is not the US dollar.

(c) Valuation changes on derivatives, embedded in commercial contracts that are ineligible for hedge accounting but for which there will be an offsetting change in future Group earnings. Mark-to-Market (MTM) movements on commodity derivatives entered into with the commercial objective of achieving spot pricing for the underlying transaction at the date of settlement are included in underlying earnings. In 2025, this includes unrealised gains (2024: losses) recognised in relation to our renewable PPAs.

(d) In 2025, the change in closure estimate charge includes US$233 million related to the Yarwun alumina refinery, due to an acceleration of its forecast closure date as studies had not identified an economically viable solution for the construction of a second tailings storage facility. This qualified under our accounting policy for exclusion from underlying earnings as it also resulted in an impairment charge during the year (refer to note 4 for further details). In 2024, the charge to the income statement related to the change in estimates of underlying closure cash flows, net of impact of a change in discount rate, expressed in real-terms, from 2.0% to 2.5% as applied to provisions for close-down, restoration and environmental liabilities at legacy sites where the environmental damage preceded ownership by Rio Tinto. In 2023, the charge includes US$873 million related to the closure provision update announced by ERA on 12 December 2023, together with the update included in their half year results for the period ended 30 June 2023, published in August 2023. This update was considered material and therefore it was aggregated with other closure study updates which were similar in nature and have been excluded from underlying earnings.

Basic underlying earnings per share

Basic underlying earnings per share is calculated as underlying earnings divided by the weighted average number of shares outstanding during the year.

	2025 (cents)	2024 (cents)	2023 (cents)
Basic earnings per ordinary share	613.7	711.7	620.3
Items excluded from underlying earnings per share[(a)]	55.5	(42.2)	104.7
Basic underlying earnings per ordinary share	669.2	669.5	725.0

(a) Calculation of items excluded from underlying earnings per share.

	2025	2024	2023
Items excluded from underlying earnings (US$m) (refer to page 271)	902.0	(685.0)	1,697.0
Weighted average number of shares (millions)	1,624.0	1,623.1	1,621.4
Items excluded from underlying earnings per share (cents)	55.5	(42.2)	104.7

We have provided basic underlying earnings per share as this allows the comparability of financial performance adjusted to exclude items which do not reflect the underlying performance of the Group's operations.

Interest cover

Interest cover is a financial metric used to monitor our ability to service debt. It represents the number of times finance income and finance costs (including amounts capitalised) are covered by profit before taxation, before finance income, finance costs, share of profit after tax of equity accounted units and items excluded from underlying earnings, plus dividends from equity accounted units.

	2025 US$m	2024 US$m
Profit before taxation	14,568	15,615
Add back		
Finance income	(465)	(514)
Finance costs	1,062	763
Share of profit after tax of equity accounted units	(1,478)	(838)
Items excluded from underlying earnings	1,034	(715)
Add: Dividends from equity accounted units	1,070	1,067
Calculated earnings	15,791	15,378
Finance income	465	514
Finance costs	(1,062)	(763)
Add: Amounts capitalised	(411)	(424)
Total net finance costs before capitalisation	(1,008)	(673)
Interest cover	16	23

Payout ratio

The payout ratio is used by us to guide the dividend policy we implemented in 2016, under which we have sought to return 40-60% of underlying earnings, on average through the cycle, to shareholders as dividends. It is calculated as total equity dividends per share to owners of Rio Tinto declared in respect of the financial year divided by underlying earnings per share (as defined above). Dividends declared usually include an interim dividend paid in the year, and a final dividend paid after the end of the year. Any special dividends declared in respect of the financial year are also included.

	2025 (cents)	2024 (cents)
Interim dividend declared per share	148.0	177.0
Final dividend declared per share	254.0	225.0
Total dividend declared per share for the year	402.0	402.0
Underlying earnings per share	669.2	669.5
Payout ratio	60%	60%

APMs derived from cash flow statement

Capital expenditure

Capital expenditure includes the net sustaining and development expenditure on property, plant and equipment, and on intangible assets. This is equivalent to “Purchases of property, plant and equipment and intangible assets” in the cash flow statement less “Sales of property, plant and equipment and intangible assets”.

This measure is used to support management's objective of effective and efficient capital allocation as we need to invest in existing assets in order to maintain and improve productive capacity, and in new assets to drive business growth.

	2025 US$m	2024 US$m	2023 US$m
Purchase of property, plant and equipment and intangible assets	**12,335**	9,621	7,086
Less: Sales of property, plant and equipment and intangible assets	**(50)**	(30)	(9)
Capital expenditure	**12,285**	**9,591**	**7,077**

Rio Tinto share of capital investment

Rio Tinto’s share of capital investment represents our economic investment in capital projects.

The measure is based upon our capital expenditure APM (as defined above), adjusted to deduct equity or shareholder loan financing provided to partially owned subsidiaries by non-controlling interests in respect of major capital projects in the period and contributions from other third parties. In circumstances where the funding to be provided by non-controlling interests is not received in the same period as the underlying capital investment, this adjustment is applied in the period in which the underlying capital investment is made, not when the funding is received. Where funding which would otherwise be provided directly by shareholders is replaced with project financing, an adjustment is also made to deduct the share of project financing attributable to the non-controlling interest. This adjustment is not made in cases where Rio Tinto has unilaterally guaranteed this project financing. Lastly, funding contributed by the Group to equity accounted units for its share of investment in their major capital projects is added to the measure. No adjustment is made to the Capital expenditure APM where capital expenditure is funded from the operating cash flows of the subsidiary or EAU.

	2025 US$m	2024 US$m Adjusted[(a)]	2023 US$m Adjusted[(a)]
Capital expenditure[(a)]	**12,285**	9,591	7,077
Funding provided by the group to EAUs[(b)]	**557**	965	–
Total capital investment[(a)]	**12,842**	10,556	7,077
Less: Equity or shareholder loan financing received/due from non-controlling interests[(c)]	**(1,439)**	(1,063)	(125)
Rio Tinto share of capital investment[(a)]	**11,403**	**9,493**	**6,952**

(a) In 2025, we revised the calculation of “Rio Tinto share of capital investment” to be based on our “Capital expenditure” APM, as presented above. Accordingly, we have adjusted prior year comparatives for comparability.

(b) Funding provided by the group to EAUs relates to funding of WCS Rail and Port Holding Entities (WCS) in relation to the Simandou project, consisting of a direct equity investment in WCS of US$249 million (2024: US$431 million) and loans provided totalling US$308 million (2024: US$534 million).

(c) We received US$1,321 million (2024: US$1,505 million) from Chalco Iron Ore Holdings Ltd (CIOH) interests of which US$1,160 million (2024: US$1,063 million) relates to CIOH’s 47% share of capital expenditure incurred on the Simandou project and associated funding provided by the Group to EAUs during the current year on an accruals basis. In 2025, we also received US$236 million from Investissement Québec (IQ) in respect of their 50% share of capital expenditure incurred on the Nemaska lithium development project. The equivalent amount, on an accruals basis, of US$279 million is included in Rio Tinto share of capital investment.

Free cash flow

Free cash flow is defined as net cash generated from operating activities minus purchases of property, plant and equipment and intangibles and payments of lease principal, plus proceeds from the sale of property, plant and equipment and intangible assets.

This measures the net cash returned by the business after the expenditure of sustaining and development capital. This cash can be used for shareholder returns, reducing debt and other investing/financing activities.

	2025 US$m	2024 US$m	2023 US$m
Net cash generated from operating activities	**16,832**	15,599	15,160
Less: Purchase of property, plant and equipment and intangible assets	**(12,335)**	(9,621)	(7,086)
Less: Lease principal payments	**(522)**	(455)	(426)
Add: Sales of property, plant and equipment and intangible assets	**50**	30	9
Free cash flow	**4,025**	5,553	7,657

APMs derived from the balance sheet

Net debt

Net debt is total borrowings plus lease liabilities less cash and cash equivalents and other liquid investments, adjusted for derivatives related to net debt.

Net debt measures how we are managing our balance sheet and capital structure. Refer to note 20 on page 200 for the reconciliation.

Net gearing ratio

Net gearing ratio is defined as net debt divided by the sum of net debt and total equity at the end of each year. It demonstrates the degree to which the Group's operations are funded by debt versus equity.

	2025 US$m	2024 US$m
Net debt	**14,362**	5,491
Total equity	**67,024**	57,965
Net debt plus total equity	**81,386**	63,456
Net gearing ratio	**18%**	9%

Underlying return on capital employed

Underlying return on capital employed (ROCE) is defined as underlying earnings excluding net interest divided by average capital employed (operating assets).

Underlying ROCE measures how efficiently we generate profits from investment in our portfolio of assets.

	2025 US$m	2024 US$m
Profit after tax attributable to owners of Rio Tinto (net earnings)	**9,966**	11,552
Items added back to derive underlying earnings (refer to page 271)	**902**	(685)
Underlying earnings	**10,868**	10,867
Add/(deduct):		
Finance income per the income statement	**(465)**	(514)
Finance costs per the income statement	**1,062**	763
Tax on finance cost	**(71)**	(208)
Non-controlling interest share of net finance costs	**(560)**	(496)
Net interest cost in equity accounted units (Rio Tinto share)	**49**	60
Net interest	**15**	(395)
Adjusted underlying earnings	**10,883**	10,472
Equity attributable to owners of Rio Tinto - beginning of the year	**55,246**	54,586
Net debt - beginning of the year	**5,491**	4,231
Operating assets - beginning of the year	**60,737**	58,817
Equity attributable to owners of Rio Tinto - end of the year	**62,203**	55,246
Net debt - end of the year	**14,362**	5,491
Operating assets - end of the year	**76,565**	60,737
Average operating assets	**68,651**	59,777
Underlying return on capital employed	**16%**	18%



Production, Ore Reserves, Mineral Resources and operations

Image: Conveyor belt between bauxite stockpiles at Weipa Operations, Australia.

Metals and minerals production

		2025 Production		2024 Production		2023 Production	
	Rio Tinto % interest[1]	**Total**	**Rio Tinto share**	Total	Rio Tinto share	Total	Rio Tinto share
ALUMINA('000 tonnes)							
Jonquière (Vaudreuil) (Canada)	100.0%	**1,370**	**1,370**	1,353	1,353	1,392	1,392
Jonquière (Vaudreuil) specialty plant (Canada)	100.0%	**110**	**110**	111	111	109	109
Queensland Alumina (Australia)	80.0%	**3,488**	**2,791**	3,384	2,707	3,366	2,693
São Luis (Alumar) (Brazil)	10.0%	**3,796**	**380**	3,687	369	3,375	338
Yarwun (Australia)	100.0%	**2,943**	**2,943**	2,762	2,762	3,006	3,006
Rio Tinto total			**7,593**		7,303		7,537
ALUMINIUM (primary) ('000 tonnes)							
Alma (Canada)	100.0%	**485**	**485**	483	483	484	484
Alouette (Sept-Îles) (Canada)	40.0%	**616**	**247**	632	253	634	253
Arvida (Canada)	100.0%	**130**	**130**	153	153	172	172
Arvida AP60 (Canada)	100.0%	**60**	**60**	61	61	59	59
Bécancour (Canada)	25.1%	**470**	**118**	473	119	465	117
Bell Bay (Australia)	100.0%	**190**	**190**	187	187	186	186
Boyne Island (Australia)[2]	73.5%	**504**	**370**	507	318	496	295
Grande-Baie (Canada)	100.0%	**229**	**229**	229	229	229	229
ISAL (Reykjavik) (Iceland)	100.0%	**203**	**203**	202	202	209	209
Kitimat (Canada)	100.0%	**406**	**406**	419	419	377	377
Laterrière (Canada)	100.0%	**251**	**251**	252	252	244	244
Sohar (Oman)	20.0%	**400**	**80**	399	80	398	80
Tiwai Point (New Zealand)[3]	100.0%	**315**	**315**	290	239	334	265
Tomago (Australia)	51.6%	**574**	**296**	587	302	589	304
Rio Tinto total			**3,380**		3,296		3,272
Recycled production ('000 tonnes)							
Matalco	50.0%	**538**	**269**	528	264	–	–
BAUXITE ('000 tonnes)[4]							
Gove (Australia)	100.0%	**12,729**	**12,729**	12,721	12,721	11,566	11,566
Porto Trombetas (MRN) (Brazil)	22.0%	**11,560**	**2,543**	11,523	2,535	11,472	1,502
Sangaredi (Guinea)[5]	23.0%	**17,032**	**7,665**	14,043	6,319	14,278	6,425
Weipa (Australia)	100.0%	**39,464**	**39,464**	37,078	37,078	35,126	35,126
Rio Tinto total			**62,400**		58,653		54,619
BORATES (B_2O_3 content) ('000 tonnes)							
Rio Tinto Borates – Boron (US)	100.0%	**502**	**502**	504	504	495	495
COPPER (mine production) ('000 tonnes)[4]							
Bingham Canyon (US)	100.0%	**125**	**125**	123	123	152	152
Escondida (Chile)	30.0%	**1,272**	**382**	1,196	359	1,000	300
Oyu Tolgoi (Mongolia)	66.0%	**345**	**228**	215	142	168	111
Rio Tinto total mine production			**735**		624		562
COPPER (refined) ('000 tonnes)							
Escondida (Chile)	30.0%	**187**	**56**	184	55	222	67
Kennecott (US)[6]	100.0%	**134**	**134**	193	193	109	109
Rio Tinto total refined production			**190**		248		175
COPPER (production-consolidated basis) ('000 tonnes)							
Kennecott (US)[6] – Production of refined metal		**134**	**134**	193	193	109	109
Escondida (Chile)[7] – Mill production (metal in concentrates)		**348**	**348**	329	329	–	–
Escondida (Chile) – Refined production from leach plants		**56**	**56**	55	55	–	–
Oyu Tolgoi (Mongolia) – Metal in concentrates		**345**	**345**	215	215	–	–
Rio Tinto total production – consolidated basis			**883**		793		608
DIAMONDS ('000 carats)							
Diavik (Canada)	100.0%	**4,429**	**4,429**	2,759	2,759	3,340	3,340
GOLD (mined) ('000 ounces)[4]							
Bingham Canyon (US)	100.0%	**117.8**	**117.8**	95.2	95.2	104.8	104.8
Escondida (Chile)	30.0%	**152.1**	**45.6**	168.6	50.6	199.2	59.7
Oyu Tolgoi (Mongolia)	66.0%	**455.9**	**300.9**	206.4	136.2	177.3	117
Rio Tinto total			**464.3**		282		281.5

See notes on page 277.

	Rio Tinto % interest[1]	2025 Production Total	2025 Production Rio Tinto share	2024 Production Total	2024 Production Rio Tinto share	2023 Production Total	2023 Production Rio Tinto share
GOLD (refined) ('000 ounces)							
Kennecott (US)[6]	100.0%	**117**	**117**	144	144	74	74
IRON ORE ('000 tonnes)[8]							
Hamersley mines (Australia)	See footnote 9	**229,605**	**229,605**	224,816	224,816	225,898	225,898
Hope Downs (Australia)	50.0%	**36,751**	**18,375**	41,956	20,978	46,482	23,241
Iron Ore Company of Canada (Canada)	58.7%	**15,905**	**9,339**	16,086	9,446	16,478	9,676
Robe River - Robe Valley (Australia)	53.0%	**28,610**	**15,163**	31,742	16,823	29,162	15,456
Robe River - West Angelas (Australia)	53.0%	**32,326**	**17,133**	29,457	15,612	29,999	15,899
Rio Tinto total[8]			**289,616**		287,676		290,171
Simandou iron ore production ('000 tonnes)[10]	45.0%[11]	**2,271**	**1,023**		N/A		N/A
LITHIUM ('000 tonnes)							
Lithium carbonate	See footnote 12	**60**	**49**				
Lithium hydroxide	100.0%	**21**	**21**	N/A	N/A	N/A	N/A
Spodumene	100.0%	**34**	**34**	N/A	N/A	N/A	N/A
Other lithium specialities (LCE)	100.0%	**6**	**6**	N/A	N/A	N/A	N/A
Total lithium carbonate equivalent (LCE) production[13]			**57[14]**		N/A		N/A
MOLYBDENUM ('000 tonnes)[4]							
Bingham Canyon (US)	100.0%	**5.1**	**5.1**	2.6	2.6	1.8	1.8
SALT ('000 tonnes)[15]							
Dampier Salt (Australia)	68.4%	**6,949**	**4,750**	8,518	5,823	8,737	5,973
SILVER (mined) ('000 ounces)[6]							
Metal in concentrates production ('000 ounces)							
Bingham Canyon (US)	100.0%	**1,734**	**1,734**	1,484	1,484	1,618	1,618
Escondida (Chile)	30.0%	**7,810**	**2,343**	6,042	1,813	4,921	1,476
Oyu Tolgoi (Mongolia)	66.0%	**2,180**	**1,439**	1,424	940	1,086	717
Rio Tinto total			**5,516**		4,236		3,811
SILVER (refined) ('000 ounces)							
Kennecott (US)[6]	100.0%	**1,838**	**1,838**	2,314	2,314	1,407	1,407
TITANIUM DIOXIDE SLAG ('000 tonnes)							
Rio Tinto Iron & Titanium (Canada/South Africa)[16]	100.0 %	**975**	**975**	990	990	1,111	1,111

Production data notes

1. Rio Tinto percentage interest shown above is at 31 December 2025.
2. On 1 November 2024, Rio Tinto's ownership interest in Boyne Smelters Limited (BSL) increased from 71.04% to 73.5%. Production is reported including this change from 1 November 2024.
3. On 1 November 2024, Rio Tinto's ownership interest in Tiwai Point Smelter (NZAS) increased from 79.36% to 100%. Production is reported including this change from 1 November 2024.
4. Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.
5. Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production.
6. We continue to process third party concentrate to optimise smelter utilisation, including 4 thousand tonnes of cathode produced from purchased concentrate in Q4 2025 (39 thousand tonnes for full year 2025). Purchased and tolled copper concentrates are excluded from reported production figures and guidance. Sales of cathodes produced from purchased concentrate are included in reported revenues.
7. Mill production was previously reported together with recoverable copper in ore stacked for leaching as mined production.
8. Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets. Iron Ore production refers to saleable production, after crushing, screening and beneficiation processes. This, therefore, excludes Simandou production in 2025 which represents crushed ore at the mine gate. Final crushing of Simandou ore will initially be undertaken in China.
9. Includes 100% of production from Paraburdoo, Mt Tom Price, Western Turner Syncline, Marandoo, Yandicoogina, Brockman, Nammuldi, Silvergrass, Channar, Gudai-Darri, Eastern Range and Western Range mines. Whilst Rio Tinto owns 54% of the Eastern Range and the Western Range mines, under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.
10. Simandou production represents crushed ore at mine gate in wet metric tonnne. Final crushing initially will be undertaken in China.
11. Represents the Rio Tinto equity share of SimFer Jersey (53% owned by Rio Tinto), which owns 85% of the SimFer mine (Blocks 3&4).
12. Lithium carbonate quantities reflect Rio Tinto's 66.5% ownership in Olaroz, 100% ownership in Fenix.
13. The lithium value chain is vertically integrated and as a result production volumes are not additive. Lithium Carbonate Equivalent (LCE) is derived from volumes of lithium carbonate, lithium chloride, and spodumene concentrate. These compounds are used as feedstock in downstream production.
14. Q1 2025 LCE production from Arcadium was 17kt of which 6kt was produced since completion of the acquisition in March. Accordingly of the 57kt LCE production in 2025, 46kt was attributable to Rio Tinto.
15. In December 2024, we completed the sale of Dampier Salt Limited's Lake MacLeod operation to Leichhardt Industrial Group. Following this divestment, we continue to operate solar salt sites at Dampier and Port Hedland.
16. Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's 74% interest in Richards Bay Minerals (RBM).

Mineral Resources and Ore Reserves

Mineral Resources and Ore Reserves reporting

Mineral Resources and Ore Reserves for Rio Tinto managed operations are reported in accordance with the *Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2012 edition* (the JORC Code), as required by the Australian Securities Exchange (ASX) Listing Rules.

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade (or quality) and quantity that there are reasonable prospects for eventual economic extraction. Estimates of such material are based largely on geological information with only preliminary consideration of mining, economic and other factors. While in the judgement of the Competent Person there are realistic expectations that all or part of the Mineral Resources will eventually become Proved or Probable Ore Reserves, there is no guarantee that this will occur, as the result depends on further technical and economic studies and prevailing economic conditions in the future.

An Ore Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted. It is defined by studies at pre-feasibility or feasibility level as appropriate, with the application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction can reasonably be justified.

Mineral Resources and Ore Reserves information in the following tables is based on information compiled by Competent Persons (as defined by the JORC Code), most of whom are full-time employees of Rio Tinto or related companies. Each has had a minimum of 5 years' relevant experience and is a member or fellow of the Australasian Institute of Mining and Metallurgy (AusIMM), Australian Institute of Geoscientists (AIG) or a recognised professional organisation (RPO). Each Competent Person consents to the inclusion in this Annual Report of information they have provided in the form and context in which it appears. Competent Persons responsible for the estimates are listed on page 280, by operation, along with their professional affiliation, employer, and accountability for Mineral Resources and/or Ore Reserves.

The Mineral Resources and Ore Reserves figures in the following tables are reported on a 100% basis as of 31 December 2025. Summary data for year end 2024 are shown for comparison.

Mineral Resources are reported as additional (exclusive) to the reported Ore Reserves, with the exception of the lithium brines Mineral Resources which are reported inclusive of Ore Reserves. Reporting of Mineral Resources inclusive of Ore Reserves is industry-standard for in situ lithium brines.

Metric units are used throughout. The figures used to calculate Rio Tinto's Mineral Resources and Ore Reserves are more precise than the rounded numbers shown in the tables, hence small differences might result if the calculations are repeated using the tabulated figures.

ASX releases incorporating JORC Table 1 reports for new or materially changed significant deposits are released to the market. They are also available at riotinto.com/resourcesandreserves.

Non-managed and joint venture operations

Mineral Resources and Ore Reserves from externally managed operations, in which Rio Tinto holds a minority share, are reported as received from the managing entity and in accordance with the JORC Code.

ASX and other jurisdiction exchange releases generated by non-managed units or joint venture partners are referenced within the reporting footnotes, with the location and initial reporting date identified.

US Securities and Exchange Commission reporting

Rio Tinto also files an annual report on Form 20-F (Form 20-F) with the US Securities and Exchange Commission (SEC) and prepares the Form 20-F Mineral Resources and Mineral Reserves in accordance with subpart 1300 of Regulation S-K (SK-1300). Mineral Reserves under SK-1300 are the equivalent of Ore Reserves under the JORC Code.

Some variations may occur between the reporting in accordance with the JORC Code and SK-1300 with the main difference being a result of pricing assumptions:

- For Mineral Resources and Ore Reserves reporting, the JORC Code envisages the use of reasonable investment assumptions to test the economic viability of the Ore Reserves and the reasonable prospects of eventual economic extraction for the Mineral Resources. To achieve this, we use internally generated, projected long-term commodity prices.
- SK-1300 requires the use of a justifiable commodity price to test the economic viability of the Mineral Reserves and the reasonable prospects of economic extraction for the Mineral Resources, and prices used in calculating the estimates must be disclosed. As a result of the commercial sensitivity of Rio Tinto's long-term commodity prices, we use commercially available consensus pricing or historical pricing for SEC reporting.

Mineral Resources and Ore Reserves governance and internal controls

Rio Tinto has well-established governance processes and internal controls to support the generation and publication of Mineral Resources and Ore Reserves, including a series of business unit and product group structures and processes independent of operational reporting.

Audit & Risk Committee

The Audit & Risk Committee's remit includes the governance of Mineral Resources and Ore Reserves. This includes an annual review of Mineral Resources and Ore Reserves at a Group level, as well as a review of findings and progress from the Group Internal Audit program.

Ore Reserves Steering Committee

The Ore Reserves Steering Committee (ORSC), chaired by the Chief Safety & Technical Officer, meets at least quarterly. The ORSC comprises senior representatives across our technical, financial, governance and business groups, and oversees the appointment of Competent Persons nominated by the business units; reviews Exploration Results, Mineral Resources or Ore Reserves releases prior to public reporting; and oversees the development of the Group Mineral Resources and Ore Reserves standards and guidance.

Safety and Technical Standards & Assurance

Safety and Technical Standards & Assurance contains a dedicated team which works in conjunction with the ORSC. It is the guardian and author of Group Mineral Resources and Ore Reserves standards and guidance, and is responsible for the governance and compilation of Group Mineral Resources, Ore Reserves and reconciliation reporting. This team also advises on disclosure obligations, monitors the external reporting environment and facilitates internal audits.

Internal auditing

Mineral Resources and Ore Reserves internal audits are conducted by independent external consulting personnel in a program managed by Safety and Technical Standards & Assurance. Material findings are reported outside of the product group reporting line to the ORSC, and all reports and action plans are reviewed by the ORSC for alignment to internal and external reporting standards.

During 2025, 2 internal Mineral Resources and Ore Reserves audits were completed.

Geoscientific information management and assurance

We employ industry-standard drilling, sampling, assaying and quality assurance/quality control (QA/QC) practices supported by formally documented procedures.

Diamond core and reverse circulation are our primary drilling methods. We use other methods such as sonic and air core if appropriate for the style of deposit. Drill hole locations are typically confirmed by high-precision differential Global Positioning System (GPS) and down-hole trace positioning is primarily achieved by gyroscopic survey.

Drill sample recovery is typically recorded, and all geological data is collected by qualified geoscientific professionals. Geological logging consistency is secured via formal logging procedures and training, reference materials, application of geological code libraries and digital logging directly to the geological database.

Onsite or commercial laboratories provide appropriate analytical (assaying) techniques, according to the commodity and style of deposit. Reliability of assay data is maintained via QA/QC procedures, which monitor assay accuracy and precision through the analysis of blanks, sample duplicates and matrix-matched certified reference material.

Our geoscientific information management standard is the industry-leading acQuire system and we employ strict QA/QC criteria to ensure only high-quality assay data is uploaded to a project's database.

Mineral Resources and Ore Reserves risk management

Risks to our Mineral Resources and Ore Reserves estimates are managed through comprehensive risk assessments undertaken in support of the annual reporting cycle. Risks are identified and managed by verifying controls, determining and undertaking suitable actions to remove or reduce the risk, conducting reviews, and maintaining compliance with standards and procedures. Risks are managed through a commercial risk management solution.

At the end of each reporting cycle, we analyse the Mineral Resources and Ore Reserves risks across all business units both to ensure consistency of reporting and determine any Group-wide risks to the various processes.

Competent Persons

	Association[a]	Employer	Accountability	Deposits
Bauxite				
A McIntyre	AusIMM	Rio Tinto	Resources	Gove, East Weipa & Andoom, North of Weipa, Amrun
W Saba	AusIMM		Reserves	Gove, East Weipa & Andoom, Amrun
M Alpha Diallo	EFG	Compagnie des Bauxites de Guinée (CBG)	Resources	Sangaredi
J Cassoff	OIQ	External consultant to CBG	Reserves	
R Aglinskas	AusIMM	Mineração Rio do Norte (MRN)	Resources	Porto Trombetas (MRN)
G A Coutinho	AusIMM	Mineração Rio do Norte	Reserves	
Copper				
J Pocoe	AusIMM	Rio Tinto	Resources	Winu[b] [d]
G Austin	AusIMM	Rio Tinto	Resources	Kennecott[b] [c] [d]
R Hayes	AusIMM		U/G Resources	
P Rodriguez	AusIMM		Resources	
E Hoffmann	AusIMM		O/P Reserves	
C McArthur	AusIMM		U/G Reserves	
D Hlorgbe	AusIMM	Rio Tinto	Resources	Resolution[b] [c]
H Martin	AusIMM		Resources	
A Schwarz	AusIMM		Resources	
R Maureira	AusIMM	Minera Escondida Ltda.	Resources	Escondida
E Mulet Cortes	AusIMM		Resources	Chimborazo, Pampa Escondida[d], Pinta Verde
P Castillo	AusIMM		Reserves	Escondida
J Marshall	AusIMM	Rio Tinto	Resources	La Granja
J Marshall	AusIMM	Rio Tinto	Resources	Oyu Tolgoi[b] [c] [d]
A Isabel	AusIMM		U/G Reserves	
N Robinson	AusIMM		O/P Reserves	
Iron ore				
M Judge	AusIMM	Rio Tinto	Resources	Pilbara Operations – Boolgeeda, Brockman, Brockman Process Ore, Channel Iron Deposit, Detrital, Marra Mamba
R Nair	AusIMM		Resources	
P Savory	AusIMM		Resources	
C Valentine	AusIMM		Resources	
O Abdrashitova	AusIMM		Reserves	Pilbara Operations – Brockman Ore, Marra Mamba Ore, Pisolite (Channel Iron) Ore
P Barnes	AusIMM		Reserves	
L Fouché	AusIMM		Reserves	
A Ghosh	AusIMM		Reserves	
L Vilela Couto	AusIMM		Reserves	
B Satria Yudha	AusIMM		Reserves	
M McDonald	PEGNL	Rio Tinto	Resources	Iron Ore Company of Canada
B Power	PEGNL		Resources	
S Roche	AusIMM		Reserves	
P Ziemendorf	AusIMM		Reserves	
M Styles	AusIMM	Rio Tinto	Resources	Simandou
M Apfel	AusIMM		Reserves	
Lithium brine				
M Rosko	SME	External consultants to Rio Tinto	Resources & Reserves	Rincon
M Zivic	SME			
B Foster	AusIMM	Rio Tinto	Reserves – Processing	
S Kosinski	AIPG	Rio Tinto	Resources & Reserves	Cauchari, Fénix, Olaroz, Sal de Vida
Lithium				
J Oppelaar	AusIMM	External consultant to Rio Tinto	Resources	Mt Cattlin
A Sami	AusIMM	Rio Tinto	Reserves	
L Evans	OIQ	External consultant to Rio Tinto	Resources	Galaxy
N Lecuyer	OIQ	External consultant to Rio Tinto	Reserves	
C Beaulieu	OGQ	External consultant to Rio Tinto	Resources	Whabouchi
J Cassoff	OIQ	External consultant to Rio Tinto	Reserves	
I Misailovic	EFG	Rio Tinto	Resources	Jadar[e]
D Tanaskovic	EFG		Resources	

	Association[a]	Employer	Accountability	Deposits
Borates				
B Griffiths	SME	Rio Tinto	Resources & Reserves	Boron
Diamonds				
K Pollock	NAPEG	Rio Tinto	Resources	Diavik
Z Li	NAPEG		Reserves	
Titanium dioxide				
F Kerr-Gillespie	OGQ	Rio Tinto	Resources	Rio Tinto Iron and Titanium Quebec Operations
J Solorzano	OIQ		Reserves	
A Cawthorn-Blazeby	SACNASP	Rio Tinto	Resources	Richards Bay Minerals[f]
S Mnunu	SACNASP		Reserves	
A Louw	AusIMM	Rio Tinto	Resources	QIT Madagascar Minerals[f] [g]
P Kluge	SAIMM		Reserves	

(a) AIPG: American Institute of Professional Geologists
AusIMM: Australasian Institute of Mining and Metallurgy
EFG: European Federation of Geologists
NAPEG: Northwest Territories and Nunavut Association of Professional Engineers and Geoscientists
OGQ: L'Ordre des Géologues du Québec
OIQ: L'Ordre des Ingénieurs du Québec
PEGNL: Professional Engineers and Geoscientists Newfoundland and Labrador
SACNASP: South African Council for Natural Scientific Professions
SAIMM: South African Institute of Mining and Metallurgy
SME: Society of Mining, Metallurgy and Exploration

(b) Includes silver

(c) Includes molybdenum

(d) Includes gold

(e) Includes borates

(f) Includes zircon

(g) Includes monazite

Ore Reserves

		Proved Ore Reserves as at 31 December 2025			Probable Ore Reserves as at 31 December 2025		
		Tonnage	Grade		Tonnage	Grade	
Bauxite[2]	Type of mine[1]	Mt	% Al_2O_3	% SiO_2	Mt	% Al_2O_3	% SiO_2
Amrun (Australia)[3]	O/P	724	54.1	9.0	351	54.5	9.4
East Weipa and Andoom (Australia)[3]	O/P	44	50.3	8.4	1.0	49.5	9.9
Gove (Australia)[3]	O/P	35	50.1	6.7	4.9	49.9	6.9
Total (Australia)		**803**	**53.7**	**8.8**	**357**	**54.4**	**9.4**
Porto Trombetas (MRN) (Brazil)[4]	O/P	30	46.9	5.8	170	49.1	4.6
Sangaredi (Guinea)[5]	O/P	343	46.3	1.9	15	45.3	1.8
Total bauxite		**1,177**	**51.4**	**6.7**	**542**	**52.5**	**7.7**

1. Type of mine: O/P = open pit/surface.
2. Bauxite Ore Reserves are stated as recoverable Ore Reserves of marketable product after accounting for all mining and processing losses. Mill recoveries are therefore not shown.
3. Australian bauxite Ore Reserves are stated as dry tonnes and total alumina and silica grade.
4. Porto Trombetas (MRN) Ore Reserves are stated as dry tonnes, available alumina grade and reactive silica grade.
5. Sangaredi Ore Reserves tonnes are reported on a 3% moisture basis and total alumina and silica grade.

Gove operations – Australia


136°38'E
136°44'E
136°50'E
136°56'E
N
0
100 km
Nhulunbuy
Gove Port
Gunyangara
Yirrkala
Gove Mine
Legend
Power Station
Port
Mine
Town
Airport
Road
Overland Conveyor
12°12'S
12°16'S
12°20'S

	Total Ore Reserves as at 31 December 2025			Rio Tinto interest	Rio Tinto share recoverable mineral	Total Ore Reserves as at 31 December 2024		
	Tonnage	**Grade**				Tonnage	Grade	
	Mt	**% Al_2O_3**	**% SiO_2**	%	**Mt**	Mt	% Al_2O_3	% SiO_2
	1,076	**54.2**	**9.1**	100.0	**1,076**	978	54.4	9.0
	45	**50.3**	**8.4**	100.0	**45**	56	50.5	8.1
	40	**50.1**	**6.7**	100.0	**40**	48	50.0	6.4
	1,161	**53.9**	**9.0**		**1,161**	1,083	54.0	8.8
	200	**48.8**	**4.8**	22.0	**44**	209	48.9	4.7
	358	**46.3**	**1.9**	23.0	**82**	340	47.1	1.9
	1,719	**51.7**	**7.0**		**1,287**	1,632	51.9	6.9

Amrun

The change in Ore Reserves at Amrun reflects a routine review of economic assumptions over the life of the mine and updated orebody knowledge. A JORC Table 1 in support of this change will be released to the market contemporaneously with the release of this Annual Report and can be viewed at riotinto.com/resourcesandreserves.

East Weipa, Andoom and Gove

The decrease in Ore Reserves tonnes at both Andoom and Gove is due to mining depletion. Mining operations ceased at East Weipa in 2024.

Weipa operations – Australia


141°30'E
141°40'E
141°50'E
141°60'E
141°70'E
12°30'S
12°40'S
12°50'S
12°60'S
N
Andoom Mine
East Weipa
Evans Landing Port
Napranum
Amrun Camp
Amrun Port
Amrun Mine
Kangwinan Project
Legend
Power Station
Port
Mine
Project
Town
Other locations of interest
Railway
Road
Ferry
0
20 km

		Proven Ore Reserves as at 31 December 2025				Probable Ore Reserves as at 31 December 2025			
		Anticipated total brine volume	Extracted grade	Li metal	LCE	Anticipated total brine volume	Extracted grade	Li metal	LCE
Lithium brine[2]	Type of mine[1]	Mm³	mg/L Li	Mt	Mt	Mm³	mg/L Li	Mt	Mt
Cauchari (Argentina)	B/E	80	570	0.05	0.24	350	490	0.17	0.91
Fénix (Argentina)	B/E	310	730	0.23	1.20	1,260	620	0.78	4.16
Olaroz (Argentina)[3]	B/E	160	650	0.10	0.55	620	650	0.40	2.15
Rincon (Argentina)	B/E	–	–	–	–	1,340	350	0.47	2.50
Sal de Vida (Argentina)	B/E	100	800	0.08	0.43	510	750	0.38	2.04
Total (Argentina)		**650**	**701**	**0.46**	**2.43**	**4,080**	**541**	**2.21**	**11.75**
Total lithium brine		**650**	**701**	**0.46**	**2.43**	**4,080**	**541**	**2.21**	**11.75**

		Proven Ore Reserves as at 31 December 2025			Probable Ore Reserves as at 31 December 2025			**Total Ore Reserves as at 31 December 2025**		
		Tonnage	Grade		Tonnage	Grade		**Tonnage**	**Grade**	
Lithium[4]	Type of mine[1]	Mt	% Li_2O	ppm Ta_2O_5	Mt	% Li_2O	ppm Ta_2O_5	**Mt**	**% Li_2O**	**ppm Ta_2O_5**
Mt Cattlin (Australia)	O/P									
– Mt Cattlin open pit	O/P	0.1	0.80	158	1.6	1.31	151	**1.7**	**1.29**	**150**
– Mt Cattlin stockpile	S/P	–	–	–	0.6	0.54	67	**0.6**	**0.54**	**67**
Total (Australia)		**0.1**	**0.80**	**158**	**2.2**	**1.11**	**129**	**2.3**	**1.10**	**130**
Galaxy (Canada)	O/P	–	–	–	37	1.27	–	**37**	**1.27**	**–**
Whabouchi (Canada)	O/P	11	1.40	–	16	1.27	–	**27**	**1.32**	**–**
Total (Canada)		**11**	**1.40**	**–**	**53**	**1.27**	**–**	**64**	**1.29**	**–**
Total lithium		**11**	**1.40**	**1**	**56**	**1.26**	**5**	**66**	**1.28**	**5**

1. Type of mine: B/E = brine extraction, O/P = open pit/surface, S/P = stockpile.
2. Lithium brine Ore Reserves anticipated total brine volume is the cumulative brine volume simulated from the entire wellfield over the life of mine, whilst the extracted grade is averaged for the entire pumping period for the simulated wellfield. Lithium metal and lithium carbonate equivalent (LCE) tonnages at each Reserve category are reported from a point of reference of the wellhead and assume 100% recovery. To obtain the equivalent tonnage for LCE, the estimated mass of lithium was multiplied by a factor that is based on the atomic weights of each element in lithium carbonate to obtain the final compound weight. The factor used was 5.323 to obtain LCE mass from lithium mass.
3. Olaroz Rio Tinto interest represents its fractional ownership in Sales de Juyjuy (SDJ - 66.5%). Ore Reserves are not produced from Rio Tinto's other ownership interests (Olaroz Lithium, La Frontera, or Minera Andes).
4. Ore Reserves for lithium are reported as dry mill feed tonnes.

Fénix and Olaroz operations, and Cauchari, Rincon and Sal de Vida projects – Argentina


22°S
23°S
24°S
25°S
26°S
71°W
70°W
69°W
68°W
67°W
66°W
65°W
N
Calama
BOLIVIA
JUJUY PROVINCE
Mejillones
Susques
ANTOFAGASTA PROVINCE
Olaroz
Antofagasta
Cauchari
Catua
Legend
Project
Operation
Town
Railway
Road
Rincon Project
Olacapato
San Antonio de los Cobres
San Salvador de Jujuy
Salta
CHILE
ARGENTINA
Payogasta
SALTA PROVINCE
Molinos
Sal de Vida
Fénix
ATACAMA PROVINCE
CATAMARCA PROVINCE
Cafayate
0
100 km

	Total Ore Reserves as at 31 December 2025								Total Ore Reserves as at 31 December 2024			
	Anticipated total brine pumped	**Extracted grade**	**Li Metal**	**LCE**	Average process efficiency %	Rio Tinto interest	**Rio Tinto share recoverable Li metal**	**Rio Tinto share recoverable LCE**	Anticipated total brine pumped	Extracted grade	Li metal	LCE
	Mm^3	**mg/L Li**	**Mt**	**Mt**		%	**Mt**	**Mt**	Mm^3	mg/L Li	Mt	Mt
	430	**505**	**0.22**	**1.16**	60	100.0	**0.13**	**0.69**	–	–	–	–
	1,570	**642**	**1.01**	**5.36**	77	100.0	**0.77**	**4.11**	–	–	–	–
	780	**650**	**0.51**	**2.70**	60	66.5	**0.20**	**1.08**	–	–	–	–
	1,340	**350**	**0.47**	**2.50**	90	100.0	**0.42**	**2.25**	1,340	350	0.47	2.50
	610	**758**	**0.46**	**2.46**	70	100.0	**0.32**	**1.72**	–	–	–	–
	4,730	**563**	**2.66**	**14.18**			**1.85**	**9.85**	1,340	350	0.47	2.50
	4,730	**563**	**2.66**	**14.18**			**1.85**	**9.85**	1,340	350	0.47	2.50

	Average process efficiency %		Rio Tinto interest	Rio Tinto share recoverable Li_2O	Rio Tinto share recoverable Ta_2O_5	Total Ore Reserves as at 31 December 2024 Tonnage	Grade	
	Spodumene	Tantalite	%	Mt	M lbs	Mt	% Li_2O	ppm Ta_2O_5
	67	20	100.0	**0.02**	**0.11**	–	–	–
	25	20	100.0	**0.001**	**0.02**	–	–	–
				0.02	**0.13**	–	–	–
	69	–	100.0	**0.33**	**–**	–	–	–
	85	–	50.0	**0.15**	**–**	–	–	–
				0.48	**–**	–	–	–
				0.49	**0.13**	–	–	–

Cauchari, Fénix, Olaroz, Sal de Vida, Mt Cattlin, Galaxy and Whabouchi

Following the acquisition of Arcadium Lithium on 6 March 2025, Ore Reserves were reported for the first time by Rio Tinto on 4 December 2025. A JORC Table 1 in support of this was released to the market on this date and can be viewed at riotinto.com/resourcesandreserves.

Galaxy and Whabouchi projects – Canada


Eastmain
Galaxy
Nemiscau
Whabouchi
Waskaganich
Kausbkach
Matagami
Waswanipi
ONTARIO
QUEBEC
N
Legend
Town
Project
Road
0
50
100 km
84°W
81°W
78°W
75°W
52°N
51°N
50°N

		Proved Ore Reserves as at 31 December 2025					Probable Ore Reserves as at 31 December 2025				
		Tonnage	Grade				Tonnage	Grade			
Copper[2]	Type of mine[1]	Mt	% Cu	g/t Au	g/t Ag	% Mo	Mt	% Cu	g/t Au	g/t Ag	% Mo
Kennecott (US)											
– Bingham Open Pit[3]	O/P	442	0.38	0.18	1.98	0.034	288	0.34	0.19	1.93	0.025
– Underground Skarns	U/G	0.8	1.68	0.59	9.83	0.042	7.8	2.13	1.16	14.28	0.012
Total (US)		**443**	**0.38**	**0.18**	**1.99**	**0.034**	**296**	**0.39**	**0.21**	**2.26**	**0.024**
Escondida (Chile)											
– Full SaL	O/P	173	0.80	–	–	–	35	0.61	–	–	–
– sulphide	O/P	3,164	0.61	–	–	–	1,397	0.54	–	–	–
– sulphide leach	O/P	1,204	0.38	–	–	–	238	0.37	–	–	–
Total (Chile)		**4,541**	**0.55**	**–**	**–**	**–**	**1,670**	**0.52**	**–**	**–**	**–**
Oyu Tolgoi (Mongolia)											
– Hugo Dummett North[4]	U/G	–	–	–	–	–	374	1.56	0.30	3.20	–
– Hugo Dummett North Extension	U/G	–	–	–	–	–	36	1.68	0.59	3.96	–
– Oyut Open Pit	O/P	241	0.54	0.39	1.24	–	409	0.38	0.26	1.10	–
– Oyut stockpiles	S/P	–	–	–	–	–	76	0.32	0.13	0.94	–
Total (Mongolia)		**241**	**0.54**	**0.39**	**1.24**	**–**	**895**	**0.92**	**0.28**	**2.08**	**–**
Total copper		**5,225**	**0.54**	**0.03**	**0.23**	**0.003**	**2,861**	**0.63**	**0.11**	**0.88**	**0.003**

1. Type of mine: O/P = open pit/surface, S/P = stockpile, U/G = underground.
2. Copper Ore Reserves are reported as dry mill feed tonnes.
3. Bingham Open Pit Ore Reserves molybdenum grades interpolated from exploration drilling assays have been factored based on long reconciliation history to blast hole and mill samples.
4. The Hugo Dummett North Ore Reserves include approximately 1.9 million tonnes of stockpiled material at a grade of 0.48% copper, 0.14 g/t gold and 1.18 g/t silver.

Kennecott operations – US


112°10'W
112°W
111°50'W
112°40'W
40°45'N
40°40'N
40°35'N
N
Salt Lake City
Refinery
Garfield Smelter
Legend
Airport
Mine
Other locations of interest
Road
Copperton Concentrator
Bingham Canyon Mine
0
10 km

Total Ore Reserves as at 31 December 2025					Average mill recovery %				Rio Tinto interest	**Rio Tinto share recoverable metal**				Total Ore Reserves as at 31 December 2024				
Tonnage	**Grade**													Tonnage	Grade			
Mt	**% Cu**	**g/t Au**	**g/t Ag**	**% Mo**	Cu	Au	Ag	Mo	%	**Mt Cu**	**Moz Au**	**Moz Ag**	**Mt Mo**	Mt	% Cu	g/t Au	g/t Ag	% Mo
730	**0.36**	**0.18**	**1.96**	**0.030**	88	69	71	65	100.0	**2.35**	**2.94**	**32.68**	**0.14**	777	0.36	0.18	1.97	0.034
8.6	**2.08**	**1.11**	**13.86**	**0.014**	92	69	66	62	100.0	**0.17**	**0.21**	**2.54**	**0.001**	4.7	2.21	1.39	14.30	0.022
739	**0.38**	**0.19**	**2.10**	**0.030**						**2.52**	**3.15**	**35.22**	**0.14**	782	0.37	0.19	2.05	0.034
208	**0.77**	**–**	**–**	**–**	76	–	–	–	30.0	**0.36**	**–**	**–**	**–**	207	0.78	–	–	–
4,561	**0.59**	**–**	**–**	**–**	85	–	–	–	30.0	**6.81**	**–**	**–**	**–**	4,711	0.60	–	–	–
1,442	**0.38**	**–**	**–**	**–**	41	–	–	–	30.0	**0.68**	**–**	**–**	**–**	1,497	0.38	–	–	–
6,211	**0.54**	**–**	**–**	**–**						**7.85**	**–**	**–**	**–**	6,416	0.55	–	–	–
374	**1.56**	**0.30**	**3.20**	**–**	92	79	81	–	66.0	**3.57**	**1.88**	**20.44**	**–**	386	1.58	0.31	3.25	–
36	**1.68**	**0.59**	**3.96**	**–**	93	81	84	–	56.0	**0.31**	**0.31**	**2.13**	**–**	36	1.68	0.60	3.97	–
650	**0.44**	**0.31**	**1.15**	**–**	76	67	55	–	66.0	**1.43**	**2.84**	**8.69**	**–**	571	0.46	0.32	1.22	–
76	**0.32**	**0.13**	**0.94**	**–**	71	54	50	–	66.0	**0.11**	**0.12**	**0.77**	**–**	63	0.31	0.13	0.98	–
1,136	**0.84**	**0.30**	**1.90**	**–**						**5.42**	**5.14**	**32.04**	**–**	1,056	0.90	0.31	2.04	–
8,086	**0.57**	**0.06**	**0.46**	**0.003**						**15.79**	**8.30**	**67.25**	**0.14**	8,253	0.58	0.06	0.45	0.003

Kennecott

Bingham Open Pit Ore Reserves reduced due to mining depletion partially offset by conversion from Mineral Resources. A JORC Table 1 in support of this change will be released to the market contemporaneously with the release of this Annual Report and can be viewed at riotinto.com/resourcesandreserves.

Underground Skarns Ore Reserves comprise the Lower Commercial Skarn (LCS) Ore Reserves and the North Rim Skarn (NRS) Ore Reserves and the increase reflects the impacts of increased orebody knowledge and updated economics at NRS. A JORC Table 1 in support of this change will be released to the market contemporaneously with the release of this Annual Report and can be viewed at riotinto.com/resourcesandreserves. It is noted that the Underground Skarns Ore Reserves are only economically viable while the current open pit is in operation.

Oyu Tolgoi

Oyut Open Pit Ore Reserves increased due to conversion of Mineral Resources to Ore Reserves as a result of block model updates, partially offset by mining depletion. A JORC Table 1 in support of this change will be released to the market contemporaneously with the release of this Annual Report and can be viewed at riotinto.com/resourcesandreserves.

Escondida operations – Chile


72ºW
70ºW
68ºW
66ºW
N
22ºS
23ºS
24ºS
25ºS
Tocopilla
Calama
San Pedro de Atacama
Mejillones
Antofagasta
CHILE
Coloso
Escondida
ARGENTINA
Tal Tal
Legend
Mine
Town
Port
Road
0
100 km

Iron ore[2]	Type of mine[1]	Proved Ore Reserves as at 31 December 2025						Probable Ore Reserves as at 31 December 2025					
		Tonnage	Grade					Tonnage	Grade				
		Mt	% Fe	% SiO_2	% Al_2O_3	% P	% LOI	Mt	% Fe	% SiO_2	% Al_2O_3	% P	% LOI
Pilbara Operations (Australia)[3,4]													
– Brockman Ore[5]	O/P	456	62.0	3.5	2.0	0.13	5.3	1,122	60.9	4.0	2.2	0.12	5.9
– Marra Mamba Ore[6]	O/P	227	62.5	2.8	1.6	0.06	5.6	363	62.0	3.2	1.9	0.06	5.6
– Pisolite (Channel Iron) Ore[7]	O/P	339	57.7	4.7	2.0	0.06	10.4	108	56.2	5.6	2.6	0.05	10.9
Total (Australia)		**1,023**	**60.7**	**3.7**	**1.9**	**0.09**	**7.0**	**1,593**	**60.8**	**3.9**	**2.2**	**0.10**	**6.2**
Iron Ore Company of Canada (Canada)[8]	O/P	145	65.0	3.2	–	–	–	239	65.0	3.2	–	–	–
Simandou (Guinea)[9]	O/P	209	66.0	0.8	1.5	0.08	2.9	1,244	65.1	1.0	1.8	0.10	3.7
Total iron ore		**1,377**	**61.9**	**3.2**	**1.6**	**0.08**	**5.7**	**3,075**	**62.9**	**2.7**	**1.8**	**0.09**	**4.7**

1. Type of mine: O/P = open pit/surface.
2. Ore Reserves of iron ore are shown as recoverable Ore Reserves of marketable product after accounting for all mining and processing losses. Mill recoveries are therefore not shown.
3. Australian iron ore Ore Reserves tonnes are reported on a dry weight basis.
4. Australian iron ore Ore Reserves are all located on State Agreement mining leases. Prior to mining, state government approvals (including environmental and heritage) are required. Reported Ore Reserves include select areas where one or more approvals remain outstanding. In these areas, it is expected that these approvals will be obtained within the timeframes required in the current production schedule.
5. Ore Reserves of Brockman Ore are 87.1% Rio Tinto-owned, with the remainder split between the non-Rio Tinto partners in the Bao-HI joint venture and the Hope Downs joint venture.
6. Ore Reserves of Marra Mamba Ore are 79.7% Rio Tinto-owned, with the remainder split between the non-Rio Tinto partners in the Hope Downs joint venture and the Robe River joint venture.
7. Ore Reserves of Pisolite Ore are 79.9% Rio Tinto-owned, with the remainder split between the non-Rio Tinto partners in the Robe River joint venture.
8. Iron Ore Company of Canada (IOC) Ore Reserves are reported as marketable product (52% pellets and 48% concentrate for sale) at a natural moisture content of 3%. The marketable product is derived from mined material comprising 352 million dry tonnes at 39% iron, 34% silica, 0.20% alumina, 0.022% phosphorus (Proved) and 571 million dry tonnes at 39% iron, 34% silica, 0.18% alumina, 0.021% phosphorus (Probable) using process recovery factors derived from current IOC concentrating and pellet operations. No meaningful relationship has been established between the product and feed grades of alumina and phosphorus, so these grades cannot be reported for Ore Reserves. Saleable product is produced to meet silica grade specifications, so the Ore Reserves silica grade is the targeted silica grade for the currently anticipated long-term product mix. Loss on Ignition (LOI) is not determined for resource drilling samples, so no estimate of % LOI is available for Ore Reserves.
9. Simandou Ore Reserves tonnes are reported on a dry weight basis.

Iron Ore operations – Australia



60 km
116°E
117°E
118°E
119°E
120°E
21°S
22°S
23°S
N
Port Hedland
Dampier Salt
Port Hedland operation
Dampier
Cape Lambert
Parker Point & EII
Yurralyi Maya
Wickham
Roebourne
Karratha
Dampier Salt
Dampier operation
Legend
Power Station
Port
Mine
Town
Powerline (132-220kV)
Railway
Road
Marble Bar
Onslow
Mesa A
Pannawonica
Mesa J
Nullagine
Silvergrass
Nammuldi
Brockman 2
Brockman 4
Western Turner Syncline
Mount Tom Price
Marandoo
Gudai-Darri
Tom Price
Yandicoogina
Hope Downs 1
Paraburdoo
Western Range
Eastern Range
Channar
Paraburdoo Town
West Angelas
Hope Downs 4
Newman

	Total Ore Reserves as at 31 December 2025						Rio Tinto interest	**Rio Tinto share marketable product**	Total Ore Reserves as at 31 December 2024					
	Tonnage	**Grade**							Tonnage	Grade				
	Mt	**% Fe**	**% SiO_2**	**% Al_2O_3**	**% P**	**% LOI**	%	**Mt**	Mt	% Fe	% SiO_2	% Al_2O_3	% P	% LOI
	1,579	**61.2**	**3.9**	**2.1**	**0.13**	**5.7**	87.1	**1,375**	1,531	61.5	3.7	2.1	0.13	5.6
	590	**62.2**	**3.0**	**1.8**	**0.06**	**5.6**	79.7	**470**	621	62.2	3.1	1.8	0.06	5.6
	447	**57.3**	**4.9**	**2.1**	**0.05**	**10.5**	79.9	**357**	512	57.3	4.9	2.1	0.05	10.5
	2,616	**60.8**	**3.9**	**2.1**	**0.10**	**6.5**		**2,202**	2,664	60.9	3.8	2.0	0.10	6.5
	384	**65.0**	**3.2**	**–**	**–**	**–**	58.7	**225**	400	65.0	2.7	–	–	–
	1,453	**65.3**	**0.9**	**1.7**	**0.09**	**3.6**	45.1	**655**	1,499	65.3	0.9	1.7	0.09	3.7
	4,453	**62.6**	**2.8**	**1.8**	**0.09**	**5.0**		**3,082**	4,563	62.7	2.8	1.7	0.09	5.0

Pilbara Operations

Ore Reserves updates for Brockman, Marra Mamba and Pisolite Ore include mining depletion, the addition of new deposits, design updates, changes to cut-off grades, and adjustments for heritage and environmental considerations.

Ore Reserves classification is determined based on confidence in all the modifying factors. Generally, Proved Ore Reserves are derived from Measured Mineral Resources, and Probable Ore Reserves are derived from Indicated Mineral Resources. In 2025, portions of the Ore Reserves derived from Measured Mineral Resources have been classified as Probable Ore Reserves. This classification primarily represents areas where one or more state government approvals remain outstanding or specific Traditional Owner engagement is required prior to mining.

Iron Ore Company of Canada operations – Canada


70ºW
68ºW
66ºW
64ºW
53ºN
52ºN
51ºN
IOC
Labrador City
NEWFOUNDLAND AND LABRADOR
Legend
Power Station
Port
Mine
Town
Powerline
Railway
Road
QUEBEC
René-Levasseur Island
N
0
50
100 km
SM2 Dam
Sept-iles

Borates[2]	Type of mine[1]	Proved Ore Reserves as at 31 December 2025	Probable Ore Reserves as at 31 December 2025	**Total Ore Reserves as at 31 December 2025**
		Tonnage	Tonnage	**Tonnage**
		Mt	Mt	**Mt**
Boron (US)	O/P	5.0	7.0	**12**

Diamonds[3]	Type of mine[1]	Proved Ore Reserves as at 31 December 2025		Probable Ore Reserves as at 31 December 2025		**Total Ore Reserves as at 31 December 2025**	
		Tonnage	Grade	Tonnage	Grade	**Tonnage**	**Grade**
		Mt	Carats per tonne	Mt	Carats per tonne	**Mt**	**Carats per tonne**
Diavik (Canada)	U/G	–	–	–	–	**–**	**–**

Titanium dioxide feedstock[4]	Type of mine[1]	Proved Ore Reserves as at 31 December 2025			Probable Ore Reserves as at 31 December 2025		
		Tonnage	Grade		Tonnage	Grade	
		Mt	% Ti minerals	% Zircon	Mt	% Ti minerals	% Zircon
QIT Madagascar Minerals (QMM) (Madagascar)	O/P	184	3.3	0.2	73	3.0	0.1
Richards Bay Minerals (RBM) (South Africa)	O/P	416	1.3	0.2	663	3.2	0.4
Rio Tinto Iron and Titanium (RTIT) Quebec Operations (Canada)	O/P	–	–	–	142	82.8	–
Total titanium dioxide feedstock		**600**	**2.0**	**0.2**	**877**	**16.0**	**0.3**

1. Type of mine: O/P = open pit/surface, U/G = underground.
2. Ore Reserves of borates are expressed in terms of marketable product (B_2O_3) tonnes after all mining and processing losses.
3. Ore Reserves of diamonds are shown as recoverable Ore Reserves of marketable product after accounting for all mining and processing losses. Mill recoveries are therefore not shown.
4. The marketable product (zircon at RBM and zirsil at QMM) is shown after all mining and processing losses. Titanium dioxide feedstock Ore Reserves are reported as dry in situ tonnes.

Boron operations – US



119°W
118°30'W
118°W
117°30'W
117°W
35°N
35°30'N
34°N
N
Legend
Port
Mine
Town
Road
Railway
Boron
Barstow
Palmdale
Victorville
Los Angeles
RTB Wilmington Terminal
0
25
50 km

	Rio Tinto interest	Rio Tinto share marketable product	Total Ore Reserves as at 31 December 2024
			Tonnage
	%	Mt	Mt
	100.0	**12**	13

	Rio Tinto interest	Rio Tinto share recoverable diamonds	Total Ore Reserves as at 31 December 2024	
			Tonnage	Grade
	%	M carats	Mt	Carats per tonne
	100.0	**–**	2.2	2.3

	Total Ore Reserves as at 31 December 2025			Rio Tinto interest	Rio Tinto share marketable product		Total Ore Reserves as at 31 December 2024		
	Tonnage	Grade					Tonnage	Grade	
	Mt	% Ti minerals	% Zircon	%	Mt Titanium dioxide feedstock	Mt Zircon	Mt	% Ti minerals	% Zircon
	257	**3.2**	**0.1**	85.0	**3.4**	**0.2**	275	3.2	0.1
	1,079	**2.5**	**0.3**	74.0	**9.0**	**2.2**	1,157	2.5	0.3
	142	**82.8**	**–**	100.0	**46.5**	**–**	143	82.8	–
	1,478	**10.3**	**0.3**		**58.8**	**2.4**	1,575	9.9	0.2

Diavik
Ore Reserves tonnes decreased due to mining depletion and with the pending closure of Diavik, all remaining Ore Reserves have been downgraded to non-Resources.

QMM
Rio Tinto interest updated to 85% to reflect the implementation (in 2024) of the 2023 fiscal agreement between QMM and the State of Madagascar.

Diavik operations – Canada


116°W
114°W
112°W
110°W
108°W
64°N
63°N
62°N
N
Diavik
Gamètì
Wekweètì
Whatì
Behchokǫ̀
Yellowknife
Legend
Power Station
Mine
Town
Road
Winter Road (Ice Road)
0
100
200 km

Oyu Tolgoi operations – Mongolia


45°N
N
Sainshand
Legend
Border Port
Mine
Town
Railway
Road
Tavantolgoi
Dalanzadgad
Khanbogd
Oyu Tolgoi
MONGOLIA
42°N
Bayan Ovoo
CHINA
0
100
200 km
Vuyan
Baotou
105°E
110°E

Simandou project and Sangaredi operations – Guinea


SENEGAL
MALI
Koundara
Niagassola
GUINEA
Legend
Port
Airport
Mine
Project
Town
Railway
Road
12°N
GUINEA-BISSAU
Kogon R.
Gaoual
Koumba R.
Tougue
Tinkisso R.
Siguiri
Labé
Dinguiraye
Niger R.
Sangaredi
Pita
Boké
Télimélé
Dabola
Kamsar
Dalaba
Fria
Kouroussa
Mandiana
Konkouré R.
Mamou
Kankan
Boffa
Kindia
Faranah
Dubreka
CÔTE D'IVOIRE
10°N
Coyah
Conakry
Forécariah
Morebaya
Kissidougou
Kérouané
SIERRA LEONE
Simandou
N
Beyla
Guéckédou
Macenta
0
50
100 km
Lola
8°N
Nzerekore
LIBERIA
14°W
12°W
10°W
8°W
6°W

QIT Madagascar Minerals operations – Madagascar


46°50'E
47°E
47°10'E
47°20'E
N
Sainte-Luce
Legend
Power Station
Port
Mine
Project
Town
Road
24°50'S
24°55'S
25°S
Mandena
QMM Station
Fort Dauphin
Petriky
Solar Station
Ehoala
0
25
50 km

Richards Bay Minerals operations – South Africa


N
Zulti North
Legend
Port
Plant
Mine
Project
Town
Railway
Road
28°40'S
RBM Smelter
Richards Bay
28°50'S
Zulti South
10 km
31°50'E
32°E
32°10'E
32°20'E
32°30'E

Mineral Resources

Bauxite	Likely mining method[1]	Measured Mineral Resources as at 31 December 2025 Tonnage Mt	Grade % Al_2O_3	% SiO_2	Indicated Mineral Resources as at 31 December 2025 Tonnage Mt	Grade % Al_2O_3	% SiO_2	**Total Measured and Indicated Mineral Resources as at 31 December 2025** **Tonnage Mt**	**Grade % Al_2O_3**	**% SiO_2**
Amrun (Australia)[2]	O/P	143	48.9	11.7	276	49.6	12.0	419	49.3	11.9
East Weipa and Andoom (Australia)[2]	O/P	32	48.0	9.0	–	–	–	32	48.0	9.0
Gove (Australia)[3]	O/P	8.4	47.6	8.9	0.1	49.0	7.6	8.6	47.6	8.8
North of Weipa (Australia)[3]	O/P	–	–	–	212	51.9	11.3	212	51.9	11.3
Total (Australia)		**183**	**48.7**	**11.1**	**488**	**50.6**	**11.7**	**671**	**50.1**	**11.5**
Porto Trombetas (MRN) (Brazil)[4]	O/P	252	46.8	5.9	3.3	49.2	2.5	255	46.8	5.9
Sangaredi (Guinea)[5]	O/P	283	44.3	2.2	5,983	46.6	2.3	6,266	46.5	2.3
Total bauxite		**718**	**46.3**	**5.8**	**6,475**	**46.9**	**3.0**	**7,192**	**46.8**	**3.3**

1. Likely mining method: O/P = open pit/surface.
2. Bauxite Mineral Resources for Amrun and East Weipa and Andoom are stated as dry product tonnes and total alumina and silica grades.
3. Bauxite Mineral Resources for Gove and North of Weipa are stated as dry crude tonnes and total alumina and silica grades.
4. Porto Trombetas (MRN) Mineral Resources are stated as dry in situ tonnes, available alumina grade and total silica grade.
5. Sangaredi Mineral Resources tonnes are reported on a 3% moisture basis and total alumina and silica grades.

Porto Trombetas operations – Brazil


60°W
52°W
44°W
36°W
N
0
50
100 km
9°N
3°N
3°S
TRINIDAD AND TOBAGO
Georgetown
GUYANA
Paramaribo
Cayenne
SURINAME
FRENCH GUIANA (FR.)
Lethem
Boa Vista
BRAZIL
Macapa
Porto Trombetas
Amazon River
Belem
Sao Luis
Manaus
Santarem
Altamira
Parnaiba
Itaituba
Maraba
Teresina
Legend
Mine
Town
Road

	Inferred Mineral Resources as at 31 December 2025			**Total Mineral Resources as at 31 December 2025**			Rio Tinto interest	Total Mineral Resources as at 31 December 2024		
	Tonnage	Grade		**Tonnage**	**Grade**			Tonnage	Grade	
	Mt	% Al_2O_3	% SiO_2	**Mt**	**% Al_2O_3**	**% SiO_2**	%	Mt	% Al_2O_3	% SiO_2
	234	51.4	12.4	**653**	**50.1**	**12.1**	100.0	747	50.1	12.0
	–	–	–	**32**	**48.0**	**9.0**	100.0	36	48.0	8.9
	–	–	–	**8.6**	**47.6**	**8.8**	100.0	10	47.7	9.0
	1,179	51.8	11.3	**1,391**	**51.8**	**11.3**	100.0	1,451	51.9	11.4
	1,412	**51.7**	**11.5**	**2,083**	**51.2**	**11.5**		2,244	51.2	11.5
	36	47.4	5.1	**291**	**46.9**	**5.8**	22.0	282	46.9	5.8
	761	45.8	2.4	**7,027**	**46.4**	**2.3**	23.0	7,068	46.4	2.3
	2,209	**49.6**	**8.3**	**9,401**	**47.5**	**4.5**		9,593	47.5	4.6

Amrun

Mineral Resources tonnes decreased due to conversion to Ore Reserves as a result of favourable economic impacts and an increase in Mineral Resource confidence after the 2024 drilling campaigns at Norman Creek and Boyd Bay East. A JORC Table 1 in support of this change will be released to the market contemporaneously with the release of this Annual Report and can be viewed at riotinto.com/resourcesandreserves.

North of Weipa project – Australia


141°45'E
141°50'E
141°55'E
142°00'E
142°05'E
11°55'S
12°00'S
12°05'S
N
Legend
Project
Town
Airport
Road
North of Weipa Deposit
Mapoon
Mapoon Airstrip
Agnew Airstrip
0
20 km

Lithium brine[2 3]	Likely mining method[1]	Measured Mineral Resources as at 31 December 2025 Total brine volume	Grade	Lithium metal	LCE	Indicated Mineral Resources as at 31 December 2025 Total brine volume	Grade	Lithium metal	LCE	**Total Measured and Indicated Mineral Resources as at 31 December 2025 Total brine volume**	**Grade**	**Lithium metal**	**LCE**
		Mm^3	mg/L Li	Mt	Mt	Mm^3	mg/L Li	Mt	Mt	**Mm^3**	**mg/L Li**	**Mt**	**Mt**
Cauchari (Argentina)	B/E	660	530	0.35	1.86	1,080	450	0.49	2.59	1,740	480	0.84	4.45
Fénix (Argentina)	B/E	800	630	0.50	2.68	1,040	780	0.81	4.32	1,840	715	1.32	7.00
Olaroz (Argentina)[4]	B/E	3,580	610	2.18	11.62	4,530	460	2.08	11.09	8,110	526	4.27	22.72
Rincon (Argentina)	B/E	750	390	0.29	1.56	3,420	430	1.47	7.83	4,170	423	1.76	9.38
Sal de Vida (Argentina)	B/E	880	750	0.66	3.51	760	740	0.56	2.99	1,640	745	1.22	6.51
Total (Argentina)		**6,670**	**598**	**3.99**	**21.24**	**10,830**	**500**	**5.41**	**28.82**	**17,500**	**537**	**9.40**	**50.06**
Total lithium brine		**6,670**	**598**	**3.99**	**21.24**	**10,830**	**500**	**5.41**	**28.82**	**17,500**	**537**	**9.40**	**50.06**

Lithium[5]	Likely mining method[1]	Measured Mineral Resources as at 31 December 2025 Tonnage	Grade		Indicated Mineral Resources as at 31 December 2025 Tonnage	Grade		**Total Measured and Indicated Mineral Resources as at 31 December 2025 Tonnage**	**Grade**	
		Mt	% Li_2O	ppm Ta_2O_5	Mt	% Li_2O	ppm Ta_2O_5	**Mt**	**% Li_2O**	**ppm Ta_2O_5**
Mt Cattlin (Australia)	O/P / U/G	0.1	1.11	176	6.4	1.42	178	6.5	1.41	178
Galaxy (Canada)	O/P	–	–	–	18	1.12	–	18	1.12	–
Whabouchi (Canada)	O/P / U/G	–	–	–	19	1.51	–	19	1.51	–
Total (Canada)		**–**	**–**	**–**	**37**	**1.32**	**–**	**37**	**1.32**	**–**
Jadar (Serbia)	U/G	–	–	–	85	1.76	–	85	1.76	–
Total lithium		**0.1**	**1.11**	**176**	**129**	**1.62**	**9**	**129**	**1.62**	**9**

1. Likely mining method: B/E = brine extraction, O/P = open pit/surface, U/G = underground.
2. Lithium brine Mineral Resources are reported in situ and inclusive of Ore Reserves. It should be noted that Rio Tinto generally reports Mineral Resources exclusive of Ore Reserves, but such methodology is not considered applicable for lithium brines. Reporting of Mineral Resources inclusive of Ore Reserves is industry-standard for in situ lithium brines and is compliant with JORC code reporting criteria.
3. Lithium brine Mineral Resources lithium metal and lithium carbonate equivalent (LCE) tonnages are in situ values assuming 100% recovery as per standard brine reporting practices. To obtain the equivalent tonnage for LCE, the estimated mass of lithium was multiplied by a factor that is based on the atomic weights of each element in lithium carbonate to obtain the final compound weight. The factor used was 5.323 to obtain LCE mass from lithium mass.
4. Olaroz Rio Tinto interest represents its fractional ownership in SDJ (66.5%), and 100% ownership in Olaroz Lithium, La Frontera, and Minera Andes on a mass-weighted basis.
5. Lithium Mineral Resources are stated as dry in situ tonnes.

Mt Cattlin operations – Australia


N
Perth
Mandurah
Bunbury
Hyden
Norseman
Lake Grace
Mt Cattlin
Ravensthorpe
Ravensthorpe Airport
Hopetoun
Esperance
Denmark
Albany
Legend
Town
Airport
Mine
Road
0
100 km
33°S
34°S
35°S
36°S
116°W
117°W
118°W
119°W
120°W
121°W
122°W

Inferred Mineral Resources as at 31 December 2025				**Total Mineral Resources as at 31 December 2025**					Total Mineral Resources as at 31 December 2024			
Total brine volume	Grade	Lithium metal	LCE	**Total brine volume**	**Grade**	**Lithium metal**	**LCE**	Rio Tinto interest	Total brine volume	Grade	Lithium metal	LCE
Mm^3	mg/L Li	Mt	Mt	**Mm^3**	**mg/L Li**	**Mt**	**Mt**	%	Mm^3	mg/L Li	Mt	Mt
600	470	0.28	1.50	**2,340**	**478**	**1.12**	**5.95**	100.0	–	–	–	–
1,210	740	0.90	4.77	**3,050**	**725**	**2.21**	**11.77**	100.0	–	–	–	–
2,230	360	0.80	4.27	**10,340**	**490**	**5.07**	**26.99**	73.5	–	–	–	–
1,150	370	0.43	2.26	**5,320**	**411**	**2.19**	**11.65**	100.0	5,315	414	2.20	11.68
220	560	0.12	0.66	**1,860**	**723**	**1.35**	**7.16**	100.0	–	–	–	–
5,410	**467**	**2.53**	**13.46**	**22,910**	**521**	**11.93**	**63.52**		**5,315**	**414**	**2.20**	**11.68**
5,410	**467**	**2.53**	**13.46**	**22,910**	**521**	**11.93**	**63.52**		**5,315**	**414**	**2.20**	**11.68**

Inferred Mineral Resources as at 31 December 2025			**Total Mineral Resources as at 31 December 2025**			Rio Tinto interest	Total Mineral Resources as at 31 December 2024		
Tonnage	Grade		**Tonnage**	**Grade**			Tonnage	Grade	
Mt	% Li_2O	ppm Ta_2O_5	**Mt**	**% Li_2O**	**ppm Ta_2O_5**	%	Mt	% Li_2O	ppm Ta_2O_5
4.8	1.27	177	**11**	**1.35**	**177**	100.0	–	–	–
56	1.29	–	**74**	**1.25**	**–**	100.0	–	–	–
8.3	1.31	–	**27**	**1.45**	**–**	50.0	–	–	–
64	**1.29**	**–**	**101**	**1.30**	**–**		**–**	**–**	**–**
58	1.87	–	**144**	**1.80**	**–**	100.0	144	1.80	–
127	**1.56**	**7**	**256**	**1.58**	**8**		**144**	**1.80**	**–**

Cauchari, Fénix, Olaroz, Sal de Vida, Mt Cattlin, Galaxy and Whabouchi

Following the acquisition of Arcadium Lithium on 6 March 2025 Mineral Resources were reported for the first time by Rio Tinto on 4 December 2025. A JORC Table 1 in support of this was released to the market on this date and can be viewed at riotinto.com/resourcesandreserves.

Jadar project – Serbia


19°E
19°30'E
20°E
20°30'E
45°N
44°30'N
N
BOSNIA AND HERZEGOVINA
Šabac
Belgrade
SERBIA
Loznica
Jadar
Legend
Project
Town
Railway
Road
20 km

		Measured Mineral Resources as at 31 December 2025					Indicated Mineral Resources as at 31 December 2025					**Total Measured and Indicated Mineral Resources as at 31 December 2025**				
	Likely mining	Tonnage	Grade				Tonnage	Grade				**Tonnage**	**Grade**			
Copper[2]	method[1]	Mt	% Cu	g/t Au	g/t Ag	% Mo	Mt	% Cu	g/t Au	g/t Ag	% Mo	**Mt**	**% Cu**	**g/t Au**	**g/t Ag**	**% Mo**
Winu (Australia)	O/P	–	–	–	–	–	464	0.39	0.32	2.24	–	464	0.39	0.32	2.24	–
Kennecott (US)																
– Bingham Open Pit[3]	O/P	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
– Underground Skarns	U/G	0.9	1.49	0.62	9.70	0.027	32	1.94	0.88	12.14	0.011	33	1.93	0.88	12.08	0.011
Resolution (US)	U/G	–	–	–	–	–	724	1.89	–	3.70	0.042	724	1.89	–	3.70	0.042
Total (US)		**0.9**	**1.49**	**0.62**	**9.70**	**0.027**	**757**	**1.89**	**0.04**	**4.06**	**0.041**	**757**	**1.89**	**0.04**	**4.07**	**0.041**
Escondida (Chile)																
– Chimborazo – sulphide	O/P	–	–	–	–	–	135	0.50	–	–	–	135	0.50	–	–	–
– Escondida – mixed	O/P	–	–	–	–	–	8.0	0.46	–	–	–	8.0	0.46	–	–	–
– Escondida – oxide	O/P	9.0	0.62	–	–	–	–	–	–	–	–	9.0	0.62	–	–	–
– Escondida – sulphide	O/P	393	0.54	–	–	–	1,984	0.53	–	–	–	2,377	0.53	–	–	–
– Pampa Escondida – sulphide	O/P	294	0.53	0.07	–	–	1,150	0.55	0.10	–	–	1,444	0.55	0.09	–	–
– Pinta Verde – oxide	O/P	102	0.61	–	–	–	64	0.52	–	–	–	166	0.58	–	–	–
– Pinta Verde – sulphide	O/P	–	–	–	–	–	23	0.50	–	–	–	23	0.50	–	–	–
Total (Chile)		**798**	**0.55**	**0.03**	**–**	**–**	**3,364**	**0.54**	**0.03**	**–**	**–**	**4,162**	**0.54**	**0.03**	**–**	**–**
La Granja (Peru)	O/P	–	–	–	–	–	130	0.85	–	–	–	130	0.85	–	–	–
Oyu Tolgoi (Mongolia)																
– Heruga ETG	U/G	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
– Heruga OT	U/G	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
– Hugo Dummett North[4]	U/G	53	1.91	0.50	4.28	–	375	1.39	0.35	3.24	–	428	1.45	0.37	3.37	–
– Hugo Dummett North Extension	U/G	–	–	–	–	–	83	1.62	0.55	4.21	–	83	1.62	0.55	4.21	–
– Hugo Dummett South	U/G	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
– Oyut Open Pit	O/P	23	0.41	0.28	1.01	–	150	0.32	0.26	1.07	–	173	0.33	0.27	1.06	–
– Oyut Underground	U/G	12	0.46	0.85	1.24	–	88	0.38	0.55	1.22	–	100	0.39	0.58	1.22	–
Total (Mongolia)		**87**	**1.32**	**0.49**	**3.02**	**–**	**696**	**1.06**	**0.38**	**2.63**	**–**	**784**	**1.09**	**0.39**	**2.67**	**–**
Total copper		**886**	**0.62**	**0.07**	**0.31**	**0.000**	**5,411**	**0.79**	**0.10**	**1.10**	**0.006**	**6,297**	**0.76**	**0.10**	**0.99**	**0.005**

1. Likely mining method: O/P = open pit/surface, U/G = underground.
2. Copper Mineral Resources are stated on a dry in situ weight basis.
3. Bingham Canyon Open Pit Mineral Resources molybdenum grades interpolated from exploration drilling assays have been factored based on a long reconciliation history to blast hole and mill samples.
4. The Hugo Dummett North Mineral Resources include approximately 1.3 million tonnes of stockpiled material at a grade of 0.35% copper, 0.11 g/t gold and 0.85 g/t silver.

Inferred Mineral Resources as at 31 December 2025					**Total Mineral Resources as at 31 December 2025**					Rio Tinto interest	Total Mineral Resources as at 31 December 2024				
Tonnage	Grade				**Tonnage**	**Grade**					Tonnage	Grade			
Mt	% Cu	g/t Au	g/t Ag	% Mo	**Mt**	**% Cu**	**g/t Au**	**g/t Ag**	**% Mo**	%	Mt	% Cu	g/t Au	g/t Ag	% Mo
277	0.41	0.36	2.12	–	**741**	**0.40**	**0.33**	**2.20**	**–**	70.0	741	0.40	0.33	2.20	–
20	0.13	0.30	2.91	0.008	**20**	**0.13**	**0.30**	**2.91**	**0.008**	100.0	76	0.37	0.18	2.65	0.017
24	2.00	0.85	12.51	0.011	**58**	**1.96**	**0.87**	**12.26**	**0.011**	100.0	26	2.62	1.04	14.47	0.009
1,134	1.28	–	2.74	0.031	**1,859**	**1.52**	**–**	**3.12**	**0.035**	55.0	1,859	1.52	–	3.12	0.035
1,179	**1.28**	**0.02**	**2.94**	**0.030**	**1,936**	**1.52**	**0.03**	**3.39**	**0.034**		1,960	1.49	0.02	3.25	0.034
80	0.60	–	–	–	**215**	**0.54**	**–**	**–**	**–**	30.0	215	0.54	–	–	–
20	0.45	–	–	–	**28**	**0.45**	**–**	**–**	**–**	30.0	28	0.45	–	–	–
2.0	0.51	–	–	–	**11**	**0.60**	**–**	**–**	**–**	30.0	11	0.60	–	–	–
9,058	0.53	–	–	–	**11,435**	**0.53**	**–**	**–**	**–**	30.0	11,435	0.53	–	–	–
5,400	0.44	0.04	–	–	**6,844**	**0.46**	**0.05**	**–**	**–**	30.0	6,844	0.46	0.05	–	–
15	0.54	–	–	–	**181**	**0.57**	**–**	**–**	**–**	30.0	188	0.56	–	–	–
37	0.45	–	–	–	**60**	**0.47**	**–**	**–**	**–**	30.0	60	0.47	–	–	–
14,612	**0.50**	**0.01**	**–**	**–**	**18,774**	**0.51**	**0.02**	**–**	**–**		18,781	0.51	0.02	–	–
4,190	0.50	–	–	–	**4,320**	**0.51**	**–**	**–**	**–**	45.0	4,320	0.51	–	–	–
1,502	0.41	0.40	1.44	0.012	**1,502**	**0.41**	**0.40**	**1.44**	**0.012**	56.0	1,502	0.41	0.40	1.44	0.012
107	0.42	0.30	1.58	0.011	**107**	**0.42**	**0.30**	**1.58**	**0.011**	66.0	107	0.42	0.30	1.58	0.011
716	0.83	0.29	2.47	–	**1,143**	**1.06**	**0.32**	**2.81**	**–**	66.0	1,145	1.06	0.32	2.80	–
161	1.04	0.37	2.84	–	**244**	**1.24**	**0.43**	**3.31**	**–**	56.0	244	1.24	0.43	3.31	–
731	0.83	0.07	1.87	–	**731**	**0.83**	**0.07**	**1.87**	**–**	66.0	731	0.83	0.07	1.87	–
197	0.28	0.19	1.16	–	**370**	**0.30**	**0.23**	**1.11**	**–**	66.0	430	0.30	0.21	1.04	–
117	0.42	0.40	1.15	–	**217**	**0.40**	**0.48**	**1.18**	**–**	66.0	203	0.40	0.49	1.23	–
3,530	**0.60**	**0.29**	**1.78**	**0.005**	**4,314**	**0.69**	**0.31**	**1.94**	**0.004**		4,362	0.69	0.31	1.93	0.004
23,788	**0.55**	**0.06**	**0.43**	**0.002**	**30,085**	**0.60**	**0.07**	**0.55**	**0.003**		30,165	0.59	0.07	0.54	0.003

Winu

On 31 October 2025, the previously announced joint venture agreement for Winu was completed, resulting in the acquisition of a 30% share in the project by Sumitomo Metal Mining.

Kennecott

Bingham Open Pit Mineral Resources reduced due to conversion to Ore Reserves. A JORC Table 1 in support of this change will be released to the market contemporaneously with the release of this Annual Report and can be viewed at riotinto.com/resourcesandreserves.

Underground Skarns Mineral Resources represent the combined Mineral Resources from the various underground deposits at Bingham Canyon. The increase in Mineral Resources reflects increased confidence in the Mineral Resource due to the completion of orebody knowledge drilling and of lower cut-off grades that consider current mining costs associated at the North Rim Skarn (NRS) deposit. A JORC Table 1 in support of this change will be released to the market contemporaneously with the release of this Annual Report and can be viewed at riotinto.com/resourcesandreserves.

La Granja

There is no change to the reported Mineral Resources for La Granja. Rio Tinto understands that First Quantum Minerals (FQM), the JV partner, are progressing with orebody knowledge and studies to update the project Mineral Resources.

Oyu Tolgoi

Oyut Open Pit Mineral Resources reduced due to conversion to Ore Reserves. A JORC Table 1 in support of this change will be released to the market contemporaneously with the release of this Annual Report and can be viewed at riotinto.com/resourcesandreserves.

Iron ore[2]	Likely mining method[1]	Measured Mineral Resources as at 31 December 2025						Indicated Mineral Resources as at 31 December 2025						**Total Measured and Indicated Mineral Resources as at 31 December 2025**					
		Tonnage	Grade					Tonnage	Grade					**Tonnage**	**Grade**				
		Mt	% Fe	% SiO_2	% Al_2O_3	% P	% LOI	Mt	% Fe	% SiO_2	% Al_2O_3	% P	% LOI	**Mt**	**% Fe**	**% SiO_2**	**% Al_2O_3**	**% P**	**% LOI**
Pilbara Operations (Australia)																			
– Boolgeeda[3]	O/P	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
– Brockman[4]	O/P	443	62.5	4.1	2.2	0.13	4.9	1,235	62.6	3.2	1.8	0.13	5.0	1,678	62.6	3.5	1.9	0.13	5.0
– Brockman Process Ore[5]	O/P	173	57.0	7.7	5.0	0.15	6.9	520	56.6	6.7	4.5	0.16	7.5	694	56.7	7.0	4.6	0.16	7.3
– Channel Iron Deposit[6]	O/P	803	55.6	8.0	3.4	0.05	10.4	2,318	57.3	5.3	2.9	0.07	9.3	3,121	56.9	6.0	3.1	0.07	9.6
– Detrital[7]	O/P	0.4	61.2	4.7	2.7	0.06	4.7	37	61.3	4.4	3.3	0.06	4.1	37	61.3	4.4	3.3	0.06	4.1
– Marra Mamba[8]	O/P	213	62.2	3.1	1.7	0.06	6.0	851	62.7	2.5	1.5	0.06	5.9	1,065	62.6	2.7	1.5	0.06	5.9
Total (Australia)		**1,632**	**58.5**	**6.2**	**3.0**	**0.09**	**7.9**	**4,962**	**59.5**	**4.4**	**2.6**	**0.09**	**7.4**	**6,594**	**59.3**	**4.9**	**2.7**	**0.09**	**7.6**
Iron Ore Company of Canada (Canada)[9]	O/P	171	40.3	33.6	0.2	0.03	–	658	38.7	36.1	0.2	0.03	–	829	39.0	35.6	0.2	0.03	–
Simandou (Guinea)	O/P	157	67.0	1.8	1.1	0.04	1.2	481	66.2	1.9	1.5	0.05	2.0	637	66.4	1.9	1.4	0.05	1.8
Total iron ore		**1,960**	**57.6**	**8.3**	**2.6**	**0.08**	**6.7**	**6,100**	**57.8**	**7.7**	**2.2**	**0.08**	**6.2**	**8,060**	**57.7**	**7.8**	**2.3**	**0.08**	**6.3**

1. Likely mining method: O/P = open pit/surface.
2. Iron ore Mineral Resources are stated on a dry in situ weight basis.
3. Boolgeeda Mineral Resources are 100% Rio Tinto-owned.
4. Brockman Mineral Resources are 74.9% Rio Tinto-owned, with the remainder split between the non-Rio Tinto partners in the Bao-HI joint venture, the Hope Downs joint venture, the Robe River joint venture and the Rhodes Ridge joint venture.
5. Brockman Process Ore Mineral Resources are 65.9% Rio Tinto-owned, with the remainder split between the non-Rio Tinto partners in the Bao-HI joint venture, the Hope Downs joint venture, the Robe River joint venture and the Rhodes Ridge joint venture.
6. Channel Iron Deposit Mineral Resources are 67.9% Rio Tinto-owned, with the remainder split between the non-Rio Tinto partners in the Robe River joint venture.
7. Detrital Mineral Resources are 73.2% Rio Tinto-owned, with the remainder split between the non-Rio Tinto partners in the Hope Downs joint venture, the Robe River joint venture and the Rhodes Ridge joint venture.
8. Marra Mamba Mineral Resources are 62.9% Rio Tinto-owned, with the remainder split between the non-Rio Tinto partners in the Hope Downs joint venture, the Robe River joint venture and the Rhodes Ridge joint venture.
9. Iron Ore Company of Canada (IOC) Mineral Resources have the potential to produce marketable product (52% pellets and 48% concentrate for sale at a natural moisture content of 3%) comprising 74 million tonnes at 65% iron 3.2% silica (Measured), 272 million tonnes at 65% iron 3.2% silica (Indicated) and 269 million tonnes at 65% iron 3.2% silica (Inferred) using process recovery factors derived from current IOC concentrating and pellet operations. LOI is not determined for resource drilling samples, so no estimate of % LOI is available for Mineral Resources.

Winu project – Australia


118ºE
119ºE
120ºE
121ºE
122ºE
N
Eighty Mile Beach Caravan Park
Sandfire
Pardoo Station
Port Hedland
Marble Bar
Nullagine
Winu
Legend
Project
Town
Other locations of interest
Railway
Road
20ºS
21ºS
22ºS
0
50 km

Inferred Mineral Resources as at 31 December 2025						**Total Mineral Resources as at 31 December 2025**						Rio Tinto interest	Total Mineral Resources as at 31 December 2024					
Tonnage	Grade					**Tonnage**	**Grade**						Tonnage	Grade				
Mt	% Fe	% SiO_2	% Al_2O_3	% P	% LOI	**Mt**	**% Fe**	**% SiO_2**	**% Al_2O_3**	**% P**	**% LOI**	%	Mt	% Fe	% SiO_2	% Al_2O_3	% P	% LOI
568	57.5	5.1	4.1	0.16	7.5	**568**	**57.5**	**5.1**	**4.1**	**0.16**	**7.5**	100.0	532	57.9	4.8	3.9	0.17	7.6
5,615	62.3	3.2	1.9	0.13	5.4	**7,293**	**62.3**	**3.2**	**1.9**	**0.13**	**5.3**	74.9	7,231	62.4	3.2	1.8	0.13	5.2
2,589	56.7	6.0	4.2	0.16	7.9	**3,283**	**56.7**	**6.2**	**4.3**	**0.16**	**7.8**	65.9	3,334	56.7	6.0	4.2	0.16	7.8
4,881	56.0	6.1	3.2	0.08	9.8	**8,002**	**56.4**	**6.0**	**3.1**	**0.07**	**9.7**	67.9	8,158	56.4	5.9	3.1	0.07	9.7
1,717	60.4	4.4	3.9	0.06	4.3	**1,754**	**60.4**	**4.4**	**3.9**	**0.06**	**4.3**	73.2	1,766	60.5	4.4	3.9	0.06	4.3
4,400	61.3	3.1	1.9	0.07	6.8	**5,465**	**61.5**	**3.0**	**1.8**	**0.07**	**6.6**	62.9	5,386	61.7	3.0	1.7	0.07	6.4
19,770	**59.5**	**4.4**	**2.7**	**0.10**	**7.1**	**26,364**	**59.4**	**4.5**	**2.7**	**0.10**	**7.2**		26,406	59.5	4.4	2.7	0.10	7.2
662	38.5	36.5	0.2	0.02	–	**1,491**	**38.8**	**36.0**	**0.2**	**0.03**	**–**	58.7	1,484	38.6	36.2	0.2	0.03	–
587	65.7	1.4	1.3	0.07	3.2	**1,225**	**66.1**	**1.6**	**1.4**	**0.06**	**2.4**	45.1	1,360	66.0	1.6	1.4	0.06	2.3
21,019	**59.0**	**5.3**	**2.6**	**0.10**	**6.7**	**29,079**	**58.7**	**6.0**	**2.5**	**0.09**	**6.6**		29,250	58.7	5.9	2.5	0.09	6.6

La Granja project – Peru



80°10'W
80'W
79°50'W
79°40'W
79°30'W
79°20'W
79°10'W
79°W
60°20'S
60°30'S
60°40'S
60°50'S
N
Legend
Project
Town
Road
Incahuasi
CUTERVO PROVINCE
La Granja Project
FERREÑAFE PROVINCE
CHOTA PROVINCE
Llama
LAMBAYEQUE PROVINCE
Mórrope
Chongoyape
Lambayeque
SANTA CRUZ PROVINCE
CHICLAYO PROVINCE
Chiclayo
SAN MIGUEL PROVINCE
0
10 km

Borates[2]	Likely mining method[1]	Measured Mineral Resources as at 31 December 2025	Indicated Mineral Resources as at 31 December 2025	Total Measured and Indicated Mineral Resources as at 31 December 2025
		Tonnage	Tonnage	Tonnage
		Mt	Mt	Mt
Boron (US)	O/P S/P	2.4	1.1	3.5
Jadar (Serbia)[3]	U/G	–	14	14
Total borates		**2.4**	**15**	**17**

Diamonds[4]	Likely mining method[1]	Measured Mineral Resources as at 31 December 2025		Indicated Mineral Resources as at 31 December 2025		Total Measured and Indicated Mineral Resources as at 31 December 2025	
		Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
		Mt	Carats per tonne	Mt	Carats per tonne	Mt	Carats per tonne
Diavik (Canada)	U/G	–	–	–	–	–	–

Titanium dioxide feedstock[5]	Likely mining method[1]	Measured Mineral Resources as at 31 December 2025				Indicated Mineral Resources as at 31 December 2025				Total Measured and Indicated Mineral Resources as at 31 December 2025			
		Tonnage	Grade			Tonnage	Grade			Tonnage	Grade		
		Mt	% Ti minerals	% Zircon	% Monazite	Mt	% Ti minerals	% Zircon	% Monazite	Mt	% Ti minerals	% Zircon	% Monazite
QIT Madagascar Minerals (QMM) (Madagascar)	O/P	445	4.3	0.2	0.1	398	4.0	0.2	0.1	843	4.2	0.2	0.1
Richards Bay Minerals (RBM) (South Africa)	O/P	–	–	–	–	7.3	12.1	6.9	–	7.3	12.1	6.9	–
Rio Tinto Iron and Titanium (RTIT) Quebec Operations (Canada)	O/P	19	82.0	–	–	8.9	81.8	–	–	28	82.0	–	–
Total titanium dioxide feedstock		**464**	**7.5**	**0.2**	**0.1**	**414**	**5.8**	**0.3**	**0.1**	**878**	**6.7**	**0.2**	**0.1**

1. Likely mining method: O/P = open pit/surface, S/P = stockpile, U/G = underground.
2. Borates Mineral Resources are reported as dry in situ B_2O_3 tonnes, rather than marketable product as in Ore Reserves.
3. Jadar equivalent dry in situ Mineral Resource is 85 million tonnes at 16.1% B_2O_3 (Indicated) and 58 million tonnes at 12.0% B_2O_3 (Inferred).
4. Diamond Mineral Resources are stated as dry in situ tonnes.
5. Titanium dioxide feedstock Mineral Resources are reported as dry in situ tonnes.

Rio Tinto Iron and Titanium Quebec Operations – Canada


N
Legend
Port
Mine
Project
Town
Railway
Road
Beaver
Tio
Grader
Havre-Saint-Pierre
50°40'N
50°30'N
50°20'N
64°W
63°40'W
63°20'W
63°W
0
10
20 km

Inferred Mineral Resources as at 31 December 2025	**Total Mineral Resources as at 31 December 2025**	Rio Tinto interest	Total Mineral Resources as at 31 December 2024
Tonnage	**Tonnage**		Tonnage
Mt	**Mt**	%	Mt
5.8	**9.3**	100.0	–
7.0	**21**	100.0	21
13	**30**		21

Inferred Mineral Resources as at 31 December 2025		**Total Mineral Resources as at 31 December 2025**		Rio Tinto interest	Total Mineral Resources as at 31 December 2024	
Tonnage	Grade	**Tonnage**	**Grade**		Tonnage	Grade
Mt	Carats per tonne	**Mt**	**Carats per tonne**	%	Mt	Carats per tonne
–	–	**–**	**–**	100.0	0.1	1.6

Inferred Mineral Resources as at 31 December 2025				**Total Mineral Resources as at 31 December 2025**				Rio Tinto interest	Total Mineral Resources as at 31 December 2024			
Tonnage	Grade			**Tonnage**	**Grade**				Tonnage	Grade		
Mt	% Ti minerals	% Zircon	% Monazite	**Mt**	**% Ti minerals**	**% Zircon**	**% Monazite**	%	Mt	% Ti minerals	% Zircon	% Monazite
596	3.9	0.2	0.1	**1,439**	**4.1**	**0.2**	**0.1**	85.0	1,439	4.1	0.2	–
–	–	–	–	**7.3**	**12.1**	**6.9**	**–**	74.0	9.3	12.0	8.0	–
25	79.7	–	–	**53**	**80.9**	**–**	**–**	100.0	53	80.9	–	–
621	**7.0**	**0.2**	**0.1**	**1,500**	**6.8**	**0.2**	**0.1**		1,502	6.8	0.2	

Boron
Mineral Resources represent the inclusion of stockpiled and in situ ulexite material, following a reassessment of the processing assumptions and economics for this material. A JORC Table 1 in support of this change will be released to the market contemporaneously with the release of this Annual Report and can be viewed at riotinto.com/resourcesandreserves.

Diavik
With the pending closure of Diavik, all remaining Mineral Resources have been downgraded to non-Resources.

QIT Madagascar Minerals
In addition to the above Mineral Resources, there is 200 kt at 0.08% monazite of Measured Mineral Resources within the Ore Reserves footprint, and hence not part of the reported Mineral Resources as these are reported exclusive of Ore Reserves. The monazite is not currently reported as Ore Reserves as the study work is incomplete. Rio Tinto interest updated to 85% to reflect the implementation (in 2024) of the 2023 fiscal agreement between QMM and the State of Madagascar.

Resolution project – US


112°W
111°30'W
111°W
110°30'W
110°W
33°15'N
33°N
32°45'N
32°30'N
N
Glensdale
Scottsdale
Tempe
Phoenix
Mesa
Apache Junction
Gilbert
Chandler
Superior
Resolution Copper
Winkelman
Casa Grande
Eloy
Marana
Legend
Project
Town
Railway
Road
0
20
40 km

Mines and production facilities

Group mines as at 31 December 2025

Aluminium

Production properties

Property
CBG Sangaredi

Ownership
Rio Tinto Group 22.95%, Guinean Government 49%, Alcoa 22.95%, Dadco Investments Limited 5.1%

Operator
La Compagnie des Bauxites de Guinée (CBG)

Location
Sangaredi, Guinea

Access and infrastructure
Road, air and port.

Sangaredi-Kamsar railway. Since 1996, CBG is governing the operation and management of the ANAIM rail infrastructure concession, wholly-owned by Government of Guinea.

Title/lease/acreage
Mining concession expires in 2040.
Leases comprise 2,989 km^2.

Key permit conditions
The obligations of CBG relative to health and safety of workers, and to the environment and to the rehabilitation of mined out areas, are subject to the Mining Code (2011) and Environmental Code of the Republic of Guinea.

History
CBG is a joint venture created in 1963, and is registered in US (Delaware). Bauxite mining began in 1973. Shareholders are 51% Halco and 49% Government of Guinea. Rio Tinto holds a 45% interest in Halco. Expansion of the CBG bauxite mine, processing plant, port facility and associated infrastructure is currently near completion with ramp up to 18.5 Mtpa underway. In 2015, CBG entered into an agreement to share the rail infrastructure in Multi-User Operation Agreement with other bauxite companies.

Property description/type of mine
The Sangaredi site is an open cut mine including the following operations: stripping, drilling, blasting, continuous surface mining, loading, hauling.

Type of mineralisation
Bauxite.

Processing plants and other available facilities
The mined bauxite is transported by railway cars approximately 135 km away from Sangaredi to Kamsar. In Kamsar, the installations include the following assets: locomotive repair shop, railway cars unloader, primary crusher, secondary crusher, scrubbers, conveyors, stacker, reclaimer, bauxite dryers, dry bauxite storage, bauxite sampling tower, power house, wharf and ship loader. Kamsar operations include transshipment from Panamax to Capesize vessels.

The crushing plant is used only to reduce oversize material, with no screening, washing or beneficiation required.

Four bauxite dryers are installed in order to reduce the moisture content of the bauxite before shipping.

Power source
Onsite generation (fuel oil).

Property
Gove

Ownership
100% Rio Tinto

Operator
Rio Tinto through RTA Gove P/L

Location
Gove, Northern Territory, Australia

Access and infrastructure
Road, air and port.

Title/lease/acreage
All leases were renewed in 2011 for a further period of 42 years. The residue disposal area is leased from the Arnhem Land Aboriginal Land Trust. The Northern Territory Government is the lessor of the balance of the leases; however, on expiry of the 42-year renewed term, the land subject to the balances of the leases will all vest to the Arnhem Land Aboriginal Land Trust.

Leases comprise 233.5 km^2.

Key permit conditions
Key permit conditions are prescribed by the Northern Territory Government in the form of a Mine Management Plan (MMP). The current MMP runs for a period of 12 years, until 2031, and authorises all activities at the operation. Lease payments are prescribed by the terms of the relevant leases.

History
Bauxite mining commenced in 1970, feeding both the Gove refinery and export market, capped at 2 Mt per annum. Bauxite export ceased in 2006 with feed intended for the expanded Gove refinery. Bauxite exports recommenced in 2008 and will increase in the coming years following the curtailment of the refinery production in 2014 and a permanent shut decision made by the Board of Rio Tinto in October 2017. Current annual production capacity is 12.5 Mt on a dry basis.

Property description/type of mine
Open cut.

Type of mineralisation
Bauxite.

Processing plants and other available facilities
Crushing plant only to reduce oversize material – no screening required.

Power source
Onsite diesel fired power station and solar farms owned by third parties, with a power purchase agreement with Gove in place.

Group mines as at 31 December 2025

Aluminium *continued*

Production properties

Property
MRN Porto Trombetas

Ownership
MRN's shareholders are: Rio Tinto (22%), Glencore (45%) and South32 (33%)

Operator
Mineração Rio do Norte (MRN) is a non-managed JV. All decisions are approved by the shareholders' Board of Directors

Location
Porto Trombetas, Para, Brazil

Access and infrastructure
Air and port.

Title/lease/acreage
Mining concession granted by the Brazilian Mining Agency (ANM) following the Brazilian mining code, with no expiration date.

The current 44 MRN mining leases cover 22 major plateaus, which spread across 143,000 hectares (ha). All of them have the status of a mining concession.

Key permit conditions
All MRN mining leases in Pará State are within the Saracá-Taquera National Forest, a preservation environmental area. However, the right of mining is preserved initially by the Federal law which created the National Forest (that is subsequent to mining concessions), as well as by the management plan, which acknowledges a formal mining zone within the confines of the National Forest.

Environmental licensing is granted by the Brazilian Environmental Agency (IBAMA) for East Zone. MRN is working with IBAMA on permitting to extend the life of the mine from East Zone to West Zone.

In September 2024, MRN received the Preliminary Licence from IBAMA for the West Zone Project, after holding public hearings, forums and dialogues with stakeholders, including the Quilombola communities. Work is progressing towards the approval of the Environmental Management Plan (EMP) and the Quilombola Basic Plan, which are required to obtain the Project Installation Licence from IBAMA.

MRN also obtained the Installation Licence for its Transmission Line Project which will connect the company to the national grid. The project, which is scheduled to be completed in 2027, is expected to reduce MRN's carbon emissions by approximately 20%.

History
Mineral extraction commenced in 1979. Initial production capacity was 3.5 Mtpa. From 2003, production capacity went up to 16 Mtpa on a dry basis. and in 2008, up to 18 Mtpa.

Due to market and tailings facilities restrictions, the planned production is 11 Mtpa on a dry basis (up to 2043). The deposit has 2 mine planning sequences: East Zone (1979-2027) and West Zone Phase 1 (2028-2040).

On 30 November 2023, Rio Tinto completed an acquisition of Companhia Brasileira de Alumínio's 10% equity in the MRN bauxite mine in Brazil, raising the Rio Tinto stake from 12% to 22%.

Property description/type of mine
Open cut.

Type of mineralisation
Consists of a series of bauxite tabular deposits.

Processing plants and other available facilities
The beneficiation process is formed by a primary crusher, conveyors, scrubbers, secondary crushers, screenings, hydrocyclones and vacuum filters. The superfines tailings are pumped to tailings storage facilities.

Power source
On-site generation fuel (oil and diesel).

Property
Weipa/Ely

Ownership
100% Rio Tinto

Operator
Rio Tinto through RTA Weipa P/L

Location
Weipa, Queensland, Australia

Access and infrastructure
Road, air and port.

Title/lease/acreage
The Queensland Government Comalco (ML7024) lease expires in 2042 with an option of a 21-year extension, then 2 years' notice of termination; the Queensland Government Alcan lease (ML7031) expires in 2048 with a 21-year right of renewal with a 2-year notice period.

Leases comprise 2,716.9 km^2 (ML7024 = 1340.8 km^2; ML7031 = 1376.1 km^2).

This property with the associated 2 leases includes the deposits known as Andoom, East Weipa, Amrun, Norman Creek, Moingum (Hey Point) and North of Weipa.

Key permit conditions
The respective leases are subject to the Comalco Agreement Act (Comalco Agreement) and the Alcan Agreement Act (Alcan Agreement), the relevant State Agreements for the Weipa operations. Key permit conditions are prescribed by the Queensland Government in the relevant Environmental Authority applicable to each lease (ML7024 and ML7031, respectively). Lease payments are subject to the terms of the leases and the respective State Agreements.

History
Bauxite mining began in 1961 at Weipa. Major upgrade completed in 1998. Rio Tinto interest increased from 72.4% to 100% in 2000. In 1997, Ely Bauxite Mining Project Agreement signed with local Aboriginal land owners. Bauxite Mining and Exchange Agreement signed in 1998 with Comalco to allow for extraction of ore at Ely. The Western Cape Communities Co-Existence Agreement, an Indigenous Land Use Agreement, was signed in 2001. Following the ramp-up to full production of Amrun, the current annual production of the Weipa mine is 38 Mt.

Property description/type of mine
Open cut.

Type of mineralisation
Bauxite.

Processing plants and other available facilities
Andoom, East Weipa and Amrun – wet crushing and screening plants to remove ultra fine proportion.

Power source
Onsite generation (diesel) supplemented by third party solar generation facilities.

Group mines as at 31 December 2025

Lithium

Production properties

Property
Fénix

Ownership
100% Rio Tinto

Operator
Rio Tinto

Location
Western Subbasin, Salar del Hombre Muerto, Catamarca, Argentina

Access and Infrastructure
Road and air.

Title/lease/acreage
Operations are conducted under a unified mining group consisting of 141 individual mining concessions covering 32,117 ha. Fénix controls 3 additional mining concessions totalling 500 ha outside of the unified mining group.

Key permit conditions
Key permit conditions are environmental compliance and reporting, including independent authorisations for brine extraction and water use; spent brine management; waste management and disposal; processing plant; and ancillary infrastructure.

History
FMC (predecessor to Arcadium Lithium) initiated a lithium brine exploration program in the early 1990s. Pilot lithium production began in 1997 and commercial operations began the following year. In 2013, 2 additional production wells were brought online (raising the total to 8) and a preconcentrate pond was added to the project flowsheet. In mid-2024, an expansion project (1A) was completed, raising the nominal production capacity from 20 ktpa lithium carbonate equivalent (LCE) to 30 ktpa LCE.

Property description/type of mine
Mining occurs by brine extraction from vertical production wells. Extracted brine is concentrated at the Selective Adsorption (SA) plant, a direct lithium extraction (DLE) technology, before undergoing treatment to remove impurities. Finished brine is directed to an onsite Carbonate plant for conversion to lithium carbonate.

Type of mineralisation
Lithium mineralisation occurs as a brine within a sedimentary sequence in a mature salar, composed of halite, volcaniclastic sand and variable amounts of clay/sand. The brine is hosted primarily in a fractured halite aquifer with mixed (clastic and halite) aquifers surrounding the halite nucleus.

Processing plants and other available facilities
Raw water is provided by wellfields at Trapiche and Los Patos, and from surface water impounded at Trapiche. Processing occurs at the SA and Carbonate plants. Raw water is treated at a water treatment plant. Fénix includes preconcentrate and Finished Salar Brine ponds. Spent brine is directed to equilisation ponds before disposal by land application. Other notable facilities include power generation, warehouses, maintenance yards, personnel camps, offices, dining and recreational facilities, roads, analytical laboratories, and a runway.

Power source
Natural gas delivered by pipeline operated by REMSA S.A. (a public limited company) with diesel as backup.

Property
Mt Cattlin

Ownership
100% Rio Tinto

Operator
Rio Tinto

Location
Ravensthorpe, Western Australia, Australia

Access and Infrastructure
Road.

Title/lease/acreage
Located on a Galaxy Lithium Australia Pty Ltd-held mining lease M74/244 which was granted on 24 December 2009, and is due to expire in December 2030 (renewable). The lease covers an area of 1,830 ha. In addition to mining lease M74/244, the greater project area comprises one general purpose lease, 5 miscellaneous licences and 11 exploration licences. Galaxy Lithium Australia is the freehold title owner of several Torrens title land lots (specifically Oldfield Lots 30 and 31 on Plan 224145 and Oldfield Lot 127 on Plan 145763) that underlie the mine site or are adjacent to it.

Key permit conditions
Mt Cattlin mine is a mature operation which is currently under care and maintenance, with well-understood impacts and established environmental management systems and capability. Key potential risk areas, including noise, vibration and air emissions/quality, are regulated, and have specific management plans to ensure compliance.

History
The tenements that incorporate Mt Cattlin have been held by numerous companies since the 1960s, including Western Mining Corporation, Pancontinental Mining Limited, Greenstone Resources NL, Haddington Resources Limited and Sons of Gwalia Limited. Galaxy Resources NL acquired M74/12 from the Administrators of Sons of Gwalia Limited in November 2006 and began construction activities in 2009, followed by open pit mining in mid-2010. The site was placed into care and maintenance in 2013 and restarted in 2016. In 2018, Galaxy Resources merged with Orocobre to form Allkem, which merged with Livent in 2024 to form Arcadium Lithium. Mt Cattlin reverted to care and maintenance in 2025.

Property description/type of mine
The Mt Cattlin operation is an open-pit lithium and tantalum mine, producing spodumene concentrate for export.

Type of mineralisation
The deposit is a spodumene-rich, tantalite-bearing pegmatite. The pegmatites that host the lithium-rich mineralisation are of the albite-spodumene sub-type. The pegmatite has a diverse mineralogy hosting a rich array of minerals, with spodumene being the dominant lithium-bearing mineral.

Processing plants and other available facilities
The Mt Cattlin processing plant utilises conventional gravity and dense media separation (DMS) processing techniques to generate a spodumene concentrate primary product. In addition to the DMS and gravity processing equipment, 2 optical sorting units are used to upgrade ore contaminated with waste rock. Other facilities include tailing storage facilities (one ex-pit and two in-pit) and supporting infrastructure.

Power source
Standalone diesel-fired power station.

Group mines as at 31 December 2025

Lithium *continued*

Production properties

Property
Olaroz

Ownership
Sales de Jujuy (SDJ), a joint venture between Rio Tinto (66.5%), Toyota Tsusho (25%), and Jujuy Energia u Minera Sociedad del Estado (JEMSE) (8.5%). Rio Tinto holds a 100% interest in several properties located to the north and west of Olaroz

Operator
Sales de Jujuy

Location
Olaroz Subbasin, Salar de Olaroz-Cauchari, Jujuy, Argentina

Access and Infrastructure
Road.

Title/lease/acreage
SDJ controls 33 mining concessions and 2 exploration properties covering 47,618 ha. Additionally, Rio Tinto owns 100% in neighbouring concessions totalling 29,443 ha.

Key permit conditions
Key permit conditions are environmental compliance and reporting, including independent authorisations for brine extraction and water use; waste management and disposal; processing plant; and ancillary infrastructure

History
Allkem (previously Orocobre) initiated a lithium brine exploration program in 2008. Additional exploration led to the completion of a feasibility study in 2011. Brine extraction to fill evaporation ponds began in 2013. Lithium carbonate production began in 2015. In 2023, Stage 2 expansion began producing lithium carbonate. The design production capacity for Stage 1 and Stage 2 is 17.5 ktpa LCE and 25 ktpa LCE, respectively. Stage 1 achieved its design capacity in 2023. Stage 2 is currently in ramp-up.

Property description/type of mine
Olaroz achieves a 40-year life-of-mine using conventional pond technology. Mining occurs by brine extraction from vertical production wells. Extracted brine is concentrated in lined evaporation ponds before undergoing treatment to remove impurities. Finished brine is directed to an onsite Carbonate plant for conversion to lithium carbonate.

Type of mineralisation
Lithium mineralisation occurs as a brine within a sedimentary sequence in an immature salar, composed of evaporites, volcaniclastic sand and variable amounts of clay/sand. The brine is hosted primarily in a shallow (200 to 400 metres below ground surface (m bgs)) mixed (clastic and evaporite) aquifer, and a deeper (>450 m bgs) predominately sand aquifer.

Processing plants and other available facilities
Raw water is provided by wellfields at Archibarca and Rosario and is treated using reverse osmosis at a water treatment plant. Liming and soda ash plants are used to remove impurities and condition brine before processing. Processing occurs at the Carbonate plants. Olaroz uses an extensive network of lined ponds, covering approximately 18 km^2, to concentrate brine before delivery to the Carbonate plants. Residual salt precipitates are harvested from evaporation ponds before disposal by land application. Other notable facilities include power generation, booster stations and piping, warehouses, maintenance yards, personnel camps, offices, dining and recreational facilities, roads, analytical laboratories, and security facilities.

Power source
Natural gas delivered by pipeline operated by GAS ATACAMA.

Group mines as at 31 December 2025

Lithium *continued*

Projects

Property
Cauchari

Ownership
100% Rio Tinto

Operator
Rio Tinto

Location
Cauchari Subbasin, Salar de Olaroz-Cauchari, Jujuy, Argentina

Access and infrastructure
Road.

Title/lease/acreage
The Cauchari project includes 22 mining concessions covering 28,906 ha. Additionally, Rio Tinto owns 100% in neighbouring concessions totalling 29,443 ha.

Key permit conditions
Key permit conditions are environmental compliance and reporting, including independent authorisations for brine extraction and water use; waste management and disposal; processing plant; and ancillary infrastructure.

History
The Cauchari project is an undeveloped lithium brine resource approximately 10 km south of Rio Tinto's Olaroz operation and adjacent to an active lithium brine operation. Allkem (previously Orocobre) initiated a lithium brine exploration program 2011. Additional exploration campaigns were performed in 2017 and 2018. Initial studies indicate the potential for a 25 ktpa LCE processing facility with a 30-year mine life using conventional evaporation pond technology.

Property description/type of mine
Mining will occur by brine extraction from vertical production wells. Extracted brine will be concentrated in lined evaporation ponds before undergoing treatment to remove impurities. Finished brine is directed to an onsite Carbonate plant for conversion to lithium carbonate.

Type of mineralisation
Lithium mineralisation occurs as a brine within a sedimentary sequence in an immature salar, composed of evaporites, volcaniclastic sand and variable amounts of clay/sand. The lower Archibarca Fan unit (sands and gravels) and lower Sand unit are targeted for brine production at approximately 360 and 460 m bgs, respectively.

Processing plants and other available facilities
There are currently no processing plants or related facilities at Cauchari. Planned facilities include water treatment, liming, soda ash, and Carbonate plants; salt harvesting equipment, power generation, booster stations and piping, warehouses, maintenance yards, personnel camps, offices, dining and recreational facilities, roads, analytical laboratories, and security facilities.

Power source
Power will be generated onsite using natural gas fuel.

Property
Galaxy

Ownership
100% Rio Tinto

Operator
Rio Tinto

Location
Quebec, Canada

Access and Infrastructure
Road access via Billy Diamond highway.

Title/lease/acreage
Galaxy comprises 200 claims covering an area of 9,867.88 ha. All renewal payments have been made, and the claims are in good standing. Mining Lease BM1061 application was approved on 14 February, 2024.

Key permit conditions
75% of Ministerial authorisation obtained. The key one remaining is for the Waste Rock & Tailings Storage Facility with the test report submitted to the Environmental and Social Impact Review Committee (COMEX) for approval.

History
First discovered in 1964. Initial exploration by SBDJ in 1974. In 2008, Coniagas Resource Limited (subsequently renamed to Lithium One Inc.) entered into an option agreement to acquire 100% in the property. In July 2012, Lithium One Inc. and Galaxy Resources Limited completed a merger, effectively transferring ownership of the property to Galaxy Lithium (Canada) Inc. a wholly owned subsidiary of Rio Tinto.

Property description/type of mine
Open pit mine.

Type of mineralisation
Spodumene is a relatively rare pyroxene that is composed of lithia (8.03% Li_2O), aluminium oxide (27.40% Al_2O_3), and silica (64.58% SiO_2). It is found in lithium-rich granitic pegmatites, commonly associated with quartz, K-feldspar, albite, muscovite with minor lepidolite, tourmaline, and beryl. Spodumene is the principal source of lithium found at the property.

The spodumene found on the property tends to have a pale-green colouration, with grain size varying from sub-millimetric to one metre lengths. Grain size tends to be fine within a chilled margin on the dikes, usually 3 cm to 5 cm wide, and then grain size increases towards the centre of the pegmatite dikes.

Processing plants and other available facilities
Mine site facilities include Crushing and DMS plants to concentrate spodumene, plus a fuel bay, truck shop, assay lab, concentrate storage building, warehouse, explosive storage building, admin building, process and run-off water treatment plant, permanent camp to accommodate workers on fly-in, fly-out (FIFO), site potable water and sewage treatment and electrical substation.

Power source
Galaxy project is connected to Hydro-Quebec grid and is also equipped with diesel generator for winter peaks and power outage for critical components and camp.

Group mines as at 31 December 2025

Lithium *continued*

Projects

Property
Rincon

Ownership
100% Rio Tinto

Operator
Rio Tinto

Location
Rincon Salar, Salta, Argentina

Access and infrastructure
Road and air.

Title/lease/acreage
Two separate mineral leases for a total of 82,905 ha, the largest one being the Grupo Minero Proyecto Rincon with 80,032 ha. Mining concessions are issued by the Provincial Mining Court and have lifelong exploitation rights.

Key permit conditions
Key permit conditions are environmental compliance and reporting, including independent authorisations for industrial water and brine extraction, spent brine disposal facilities, processing plant and ancillary infrastructure.

History
Rincon Salar was initially explored by Admiralty Resources NL, which acquired mining leases covering approximately 85% of the Salar in 2001. Admiralty demerged the project into a separate Australian Securities Exchange (ASX) listed entity called Rincon Lithium Ltd in October 2007, and sold the company to the private equity group Sentient Equity Partners in December 2008. The project was under evaluation by Sentient until the acquisition of the property by Rio Tinto in March 2022.

The Rincon 3000 plant began operations in May 2025 and continues its ramp-up phase. Cumulative production as of end October 2025 is 140 tonnes of lithium carbonate.

Property description/type of mine
Brine extracted from a production wellfield and fed to a central processing facility for lithium recovery and battery grade lithium carbonate production.

Type of mineralisation
Lithium mineralisation occurs as a brine within a sedimentary sequence in a mature salar, composed of halite, volcaniclastic sand and variable amounts of clay/sand. The brine is hosted in 2 separate aquifers: an upper unconfined fractured halitic aquifer and a lower semi-confined aquifer composed mainly of volcaniclastic sand.

Processing plants and other available facilities
The project includes a wellfield for brine extraction and a plant for the production of lithium carbonate, a spent brine disposal facility, wellfield for the extraction of process water and water pre-treatment equipment, camp and office buildings, warehouses and loading/unloading facilities.

Power source
Connected to the national electric grid with options for onsite or offsite renewable power purchase agreements.

Property
Sal de Vida

Ownership
100% Rio Tinto

Operator
Rio Tinto

Location
Eastern Subbasin, Salar del Hombre Muerto, Catamarca, Argentina

Access and Infrastructure
Road and air.

Title/lease/acreage
The Sal de Vida project includes 31 mining concessions covering 26,253 ha.

Key permit conditions
Key permit conditions are environmental compliance and reporting, including independent authorisations for brine extraction and water use; waste management and disposal; processing plant; and ancillary infrastructure.

History
The Sal de Vida project is a lithium brine resource in development stage. It is located approximately 20 km northeast of Rio Tinto's Fénix operation in the Eastern Subbasin of Salar del Hombre Muerto. Exploration activities, divided into 6 phases, began in 2009 and ended in 2021. Construction activities began in 2022 and brine extraction to fill ponds started in 2024. Production startup is expected to begin in 2026. The project consists of 2 stages.

Property description/type of mine
Mining will occur by brine extraction from vertical production wells. Extracted brine will be concentrated in lined evaporation ponds before undergoing treatment to remove impurities. Finished brine is directed to an onsite Carbonate plant for conversion to lithium carbonate.

Type of mineralisation
Lithium mineralisation occurs as a brine within a sedimentary sequence in an immature salar, composed of evaporites, volcaniclastic sand and variable amounts of clay/sand. A mixed aquifer consisting of evaporites, sands and gravels is targeted for brine production at approximately 80 to 200 m bgs.

Processing plants and other available facilities
The processing plants and related facilities at Sal de Vida are under construction. Sal de Vida is similar in design to Olaroz, except muriate ponds are included in the flowsheet to increase brine saturation and improve overall efficiency. Constructed facilities include water treatment, liming, plants; power generation, booster stations and piping, warehouses, maintenance yards, personnel camps, offices, dining and recreational facilities, roads, analytical laboratories, and security facilities. Construction of the Carbonate plant is nearing completion with commissioning expected by end Q1 2026. Other facilities under construction include soda ash plant; salt harvesting equipment and ancillary infrastructure.

Power source
Future power will be generated onsite using diesel fuel with natural gas and photovoltaic sources considered at a later time.

Group mines as at 31 December 2025

Lithium *continued*

Projects

Property
Whabouchi

Ownership
Nemaska Lithium (NLI) is a joint venture between Rio Tinto (50%) and Investissement Québec (50%)

Operator
Rio Tinto

Location
Quebec, Canada

Access and Infrastructure
Road, via the Route du Nord and air (Nemiscau airport).

Title/lease/acreage
The Property is composed of one block containing 35 map-designated claims (MDC) covering a total of 1,632.24 ha and one Mining Lease by the Ministère des Ressources naturelles et forêts (MRNF). NLI owns 100% interest in the Property. At the date of this Report, all claims are in good standing. On 26 October 2017, NLI obtained the Mining Lease number 1022, under the conditions provided for in the Loi sur les mines (Mining Act) and those prescribed by regulation.

Key permit conditions
The environmental permits required to build and operate the Whabouchi mine were all obtained between 2016 and 2020. These permits cover mining operations, the installation of a co-disposal facility for waste rock and tailings, water management, and ore processing. Since 2020, the project has been reviewed and optimised, requiring a series of permit amendments. A permit plan has been developed and validated by COMEX and the Ministry of the Environment. Several significant permit amendments have already been obtained to date, such as modifications to the crushing circuit and the ore concentration process. The permit plan, which is conservative, is expected to be completed according to the project schedule.

History
Lithium exploration at Whabouchi began in 1962 when Canico discovered a lithium-bearing pegmatite. After regional surveys in the 1970s and limited lithium work in 1978-1980, progress stalled until Inco re-sampled the pegmatite in 2002. Major advances followed when Nemaska Exploration Inc. began systematic work in 2009, trenching, and drilling confirming extensive spodumene-rich zones. From 2010-2011, Nemaska added geophysical surveys, stripping, and a 50-tonne bulk sample for metallurgical testing. Drilling from 2013-2018 expanded the resource. In 2023, NLI was restructured under a shareholder agreement with Investissement Québec and Québec Lithium Partners (Livent). Following Livent's merger with Allkem to form Arcadium Lithium plc, which in turn was fully acquired by Rio Tinto in 2025, NLI became jointly owned by Investissement Québec and Rio Tinto.

Property description/type of mine
Planned as an open pit mine with potential for future underground extension.

Type of mineralisation
The deposit formed during the final crystallisation phase of a granite pluton, when residual, rare metal-rich fluids were forced into fractures in overlying rocks, creating pegmatites at shallower depths.

The deposit hosts lithium mineralisation mainly under the form of coarse-grained size spodumene crystals, a lithium aluminosilicate. Two pegmatite phases are recognised: a dominant spodumene-rich phase and a lesser barren quartz-feldspar phase. The lithium mineralisation occurs mainly in medium to large spodumene crystals up to 30 cm long.

The spodumene-rich pegmatite is a highly fractionated, zoned swarm, transitioning from an albite wall zone to a K-feldspar-rich zone and a spodumene-quartz core that forms most of the rock. Although it lacks a classic quartz core, its structure follows the greenstone belt's alignment, extending over 100 m along strike and at depth, with basalt in the hanging wall and gabbro in the footwall. The deposit comprises an interconnected swarm of spodumene-bearing dykes intrusions, mostly steeply dipping southeast, forming a corridor of about 1.34 km long and 60 m to 330 m wide.

Processing plants and other available facilities
The site has a fully operational temporary camp for 250 workers, equipped with accommodations, kitchen, water treatment systems, and an office to support construction. The Fire Protection and Electrical Substation systems are functional, with upgrades planned. Several other items of infrastructure, including the concentrator, metallurgical laboratory, crushing circuit, mine garage, wash bay, and fuel tank farm, are partially completed.

Power source
A 69 kV power line connecting the Poste Nemiscau electrical station from Hydro-Quebec to the mine site has been put in service and is supplying power to the facilities. Backup power in the form of 4 diesel generators totalling 2 MW of power for the concentrator and a separate 1.2 MW unit for the main camp are in place.

Group mines as at 31 December 2025

Copper

Production properties

Property
Escondida

Ownership
30% Rio Tinto,
57.5% BHP,
10% JECO Corporation consortium comprising Mitsubishi, JX Nippon Mining and Metals (10%),
2.5% JECO 2 Ltd

Operator
BHP

Location
Atacama Desert, Chile

Access and infrastructure
Road and rail, including a pipeline and road to the deep sea port at Coloso:

- 2 concentrate transport lines from mine site to port facility at Coloso (9" line from LS1 and LS2 and 6" line from Los Colorados)
- 2 desalinisation plants at Coloso port along with water treatment plant for concentrate filtrate
- 2 water pipelines and 4 pump stations for freshwater supply to site
- roadway to site, rail line for supplies and cathode transport, power transport facilities to tie site to power grid
- site offices, housing, and cafeteria facilities to support employees and contractors on site
- warehouse buildings and laydown facilities to support operations and projects on site.

Title/lease/acreage
Rights conferred by Government under Chilean Mining Code. 764 concessions throughout the site with a total of 406,018 ha, including 18 main mineral rights leases with a total of 58,934 ha.

Key permit conditions
Annual tenement payments (due March each year). The current business operates under the rights conferred by the Government under the Chilean Mining Code and includes key underlying documents such as the Environmental Impact Assessment Permit as well as the Closure Plan Permit.

History
Production started in 1990 and since then capacity has been expanded numerous times. In 1998, first cathode was produced from the oxide leach plant, and during 2006 the sulphide leach plant was inaugurated, a year after the start of Escondida Norte pit production. In 2016, the 3rd concentrator plant was commissioned. Ful SaL a BHP designed leaching technology achieved first production in 2025.

Property description/type of mine
Two active surface open pit mines in production, Escondida and Escondida Norte, with ore being processed via 3 processing options, oxide leach, sulfide RoM leach, and conventional flotation concentrators.

Type of mineralisation
Consists of a series of porphyry deposits containing copper, minor gold, silver, and molybdenum.

Processing plants and other available facilities
Los Colorados, Laguna Seca Line 1, and Laguna Seca Line 2 Concentrators. Oxide leach facility (OLAP), SL RoM leach facility and SX/EW facility.

Power source
Supplied from grid under various contracts with local generating companies.

Property
Rio Tinto Kennecott

Ownership
100% Rio Tinto

Operator
Rio Tinto (Kennecott Utah Copper LLC)

Location
Near Salt Lake City, Utah, US

Access and infrastructure
Pipeline, road and rail.

Title/lease/acreage
Wholly owned – approximately 95,000 acres in total.

Key permit conditions
Permit conditions are established by Utah and US Government agencies and comprise:

- environmental compliance and reporting
- closure and reclamation requirements.

History
Interest acquired in 1989. In 2012, the pushback of the south wall began, extending the mine life from 2018 to 2032.

Approval for underground mining at Lower Commercial Skarn was obtained in 2022.

Property description/type of mine
Open pit and underground.

Type of mineralisation
Porphyry and associated skarn deposits containing copper, gold, silver, molybdenum and tellurium.

Processing plants and other available facilities
Copperton concentrator, Garfield smelter, refinery, and precious metals plant, assay laboratory and tailings storage facilities.

Power source
Supply contract with Rocky Mountain Power.

Group mines as at 31 December 2025

Copper *continued*

Production properties

Property
Oyu Tolgoi

Ownership
Rio Tinto owns a 66% interest in Oyu Tolgoi LLC; the remaining 34% interest is held by the Government of Mongolia through Erdenes Oyu Tolgoi LLC

Rio Tinto is responsible for the day-to-day operational management and development of the project

Operator
Rio Tinto

Location
Khanbogd soum, Umnugovi province, Mongolia

Access and infrastructure
Air and road.

Title/lease/acreage
Three mining licences are 100% held by Oyu Tolgoi LLC: MV-006708 (the Manakht licence: 4,533 ha), MV-006709 (the Oyu Tolgoi licence: 8,490 ha), and MV-006710 (the Khukh Khad licence: 1,763 ha).

Two further licences are held in joint venture with Entrée Resources Ltd, MV-015226 (the Shivee Tolgoi Licence: 42,593 ha) and MV-015225 (the Javkhlant Licence: 20,327 ha).

The licence term under the Minerals Law of Mongolia is 30 years with two 20-year extensions. First renewals are due in 2033 and 2039 for the Oyu Tolgoi and Entrée joint venture licences respectively.

Key permit conditions
Investment Agreement dated 6 October 2009, between the Government of Mongolia, Oyu Tolgoi LLC (formerly Ivanhoe Mines Mongolia Inc LLC), Turquoise Hill Resources (TRQ) (formerly Ivanhoe Mines Ltd), and Rio Tinto International Holdings Limited in respect of Oyu Tolgoi (Investment Agreement).

Amended and Restated Shareholders Agreement dated 8 June 2011 among Oyu Tolgoi LLC, THR Oyu Tolgoi Ltd. (formerly Ivanhoe Oyu Tolgoi (BVI) Ltd.), Oyu Tolgoi Netherlands B.V. and Erdenes MGL LLC, as amended and restated on 2 October 2023 (ARSHA). Erdenes MGL LLC since transferred its shares in Oyu Tolgoi LLC and its rights and obligations under the ARSHA to its subsidiary, Erdenes Oyu Tolgoi LLC.

Power Source Framework Agreement dated 31 December 2018, between the Government of Mongolia and Oyu Tolgoi LLC, as amended on 18 June 2020.

Electricity Supply Agreement dated 26 January 2022, between Southern Region Electricity Distribution Network SOSC, National Power Transmission Grid SOSC, National Dispatching Center LLC and Oyu Tolgoi LLC.

In terms of key government permits, Oyu Tolgoi LLC secured a land use permit until 2036 and water use permit until 2039, as well as the mineral rights.

History
Oyu Tolgoi was first discovered in 1996. Construction began in late 2009 after the signing of an Investment Agreement with the Government of Mongolia, and the first concentrate was produced in 2012. First sales of copper concentrate were made to Chinese customers in 2013.

The first drawbell of the Hugo North underground mine was fired in 2022. In December 2022, Rio Tinto acquired 100% ownership of TRQ. Sustainable production from underground began in March 2023.

Property description/type of mine
Ore Reserves have been reported at the Oyut and Hugo North Deposits. The Oyut deposit is currently mined as an open pit using a conventional drill, blast, load, and haul method. The Hugo North deposit is currently being developed as an underground mine.

Type of mineralisation
Consists of a series of porphyry deposits containing copper, gold, silver and molybdenum.

Processing plants and other available facilities
One copper concentrator with a nominal feed capacity of 100 ktpd currently comprising 2 SAG mills, 5 ball mills, rougher and cleaner flotation circuits and up to 1 Mtpa copper concentrate capacity. Other major facilities that support the isolated operations include maintenance workshops, heating plant, sealed airstrip and terminal, and camp facilities with up to 6,000 person capacity to accommodate current operations and the underground construction project. Underground infrastructure in place includes several shafts for ore haulage, personnel haulage and ventilation plus a conveyor decline to surface and associated surface infrastructure.

Power source
Oyu Tolgoi obtains its electricity from the Western Grid of the Inner Mongolia Autonomous Region (IMAR) in the People's Republic of China. This power is delivered through a cross-border 220 kV double-circuit transmission line. The electricity is provided by Inner Mongolia Power International Cooperation Co., Ltd (IMPIC), a subsidiary of Inner Mongolia Power (Group) Co., Ltd. This company is responsible for the ownership and operation of IMAR's Western Grid. The current power supply agreement is a collaborative arrangement involving IMPIC and the National Power Transmission Grid SOSC (NPTG) of Mongolia, which holds the necessary import licence. Additionally, Oyu Tolgoi maintains an onsite diesel generator that functions as a 24/7 standby emergency power source.

Group mines as at 31 December 2025

Copper *continued*

Projects

Property
La Granja

Ownership
45% Rio Tinto,
55% First Quantum Minerals

Operator
First Quantum Minerals (FQM)

Location
Chota province, Cajamarca region, Peru

Access and infrastructure
Mountain road access only, 6 hours from Chiclayo.

Title/lease/acreage
The present La Granja Mining Concession grants its titleholders the right to explore and exploit all existing mineral resources within the 3,900 ha it covers.

Key permit conditions
The Transfer Agreement (in respect of the acquisition of the La Granja mineral concession dated 31 January 2006, between La Granja Limitada S.A.C. (formerly known as Rio Tinto Minera Peru Limitada S.A.C.) and Activos Mineros S.A.C.) requires an annual fee ($5 million per semester split by the Peruvian Government 50:50 between the special federal government fees and the establishment of a social fund). Title is subject to completion and delivery of a feasibility study (FS), and implementation of a mine subject to approval of the FS by the Peruvian Government within the timelines established in the Transfer Agreement.

The Transfer Agreement was extended in April 2023 and is scheduled to expire in January 2028.

History
Rio Tinto received the Mining Concession in 2006, after BHP and Cambior had returned the leases to the Peruvian Government. Numerous studies have been completed by Rio Tinto, up to pre-feasibility study. In August 2023, Rio Tinto and FQM announced the completion of a transaction that will work to unlock the development of the La Granja project. Under the terms of the transaction, FQM acquired a 55% interest in the project and became the project operator, assuming all key permit obligations.

Property description/type of mine
La Granja is currently undergoing technical studies and engagement with host communities, local and national governments focused on development of a potential open pit mining operation.

Type of mineralisation
Porphyry copper and associated skarn deposits, with high grade breccias with minor silver.

Processing plants and other available facilities
La Granja comprises an exploration camp and water treatment infrastructure.

Power source
Currently powered by diesel generators. An upgraded power supply is required for development of the asset.

Property
Resolution Copper

Ownership
55% Rio Tinto,
45% BHP

Operator
Rio Tinto

Location
Superior, Pinal County, Arizona, US

Access and infrastructure
Road, rail and water pipeline.

Title/lease/acreage
Land ownership: 196 parcels, including 189 fee simple parcels totalling 16,558 acres.

Federal Mining Claims: 2,322 (2,321 lode claims and 1 placer) covering 42,797 acres.

State of Arizona Mineral Exploration Permits: 62 permits, 8 permits with a total of 4,163 acres in exploration areas and 54 permits with a total of 26,801 acres in tailings storage facilities, tailings corridors and tailings buffer areas.

State of Arizona Special Land Use Permits: 11 permits covering 8,360 acres in stream monitoring, groundwater monitoring, and tailings surface investigation areas.

Federal and State Grazing Permits and Leases: 7 leases covering 80,270 acres.

Rights of Way, for rail line and stations, roads, and pipelines, and utilities granted by both the United States and the State of Arizona through a combination of grants, leases, and permits totalling 696 acres.

All claims, permits, and leases are subject to annual renewal filings and associated rental fees. A property tax is paid for owned lands. Grants are held not subject to fees or taxes.

Key permit conditions
Resolution is in the permitting and study stage of the project. It has completed a multi-year process to secure its Environmental Impact Statement under the National Environmental Protection Act. Future permits will be required for operations such as air quality permits and aquifer protection permits.

History
The Magma Vein (formerly Silver Queen) was discovered in the 1870s and underground mining continued at the Magma Mine until 1998. In 1996, the Resolution deposit was discovered via an underground drill hole directed south from the Magma Mine workings. Kennecott Exploration (Rio Tinto) entered the project in 2001 and through an exploration "earn-in" agreement became the operator in 2004.

Property description/type of mine
Block cave underground mining method.

Type of mineralisation
Porphyry copper and molybdenum deposit.

Processing plants and other available facilities
Water treatment and reverse osmosis plant, historic tailings impoundments from the Magma Mine No. 9 and No. 10 ventilation shafts.

Power source
115 kV power lines to East and West Plant sites with supply contract with Salt River Project (SRP).

Group mines as at 31 December 2025

Copper *continued*

Projects

Property
Winu

Ownership
70% Rio Tinto, 30% Sumitomo Metal Mining (SMM)

Operator
Rio Tinto

Location
Great Sandy Desert, Western Australia, Australia

Access and infrastructure
Air and road.

Title/lease/acreage
Exploration License E45/4833 hosts the deposit. Several Miscellaneous Licenses cover the road access route, associated facilities, camp accommodation, airstrip and the regional borefields. A Mining Lease Application (M45/1288; 7,500 ha) has been made and is awaiting formal approval.

Key permit conditions
Annual rental payments for licences are required under the *Western Australian Mining Act 1978*, along with other standard reporting obligations relating to expenditure and works undertaken on the exploration licence.

History
The exploration licence was granted to Rio Tinto in October 2017 and Winu was discovered in December 2017. The first Inferred Mineral Resource was announced in July 2020 and updated to an Indicated and Inferred Mineral Resource in February 2022.

In October 2025, Rio Tinto finalised a new partnership with Sumitomo Metal Mining (SMM) to deliver the Winu copper-gold project. Under the joint venture agreement, Rio Tinto will continue to develop and operate Winu as the managing partner, while SMM will hold a 30% equity interest.

Property description/type of mine
Following extensive fieldwork, studies, and stakeholder engagement, the Winu Project completed the pre-feasibility stage in 2025. It has now entered the feasibility study stage, which focuses on defining the project to support a potential investment approval decision. This stage includes continued stakeholder engagement and progressing the key regulatory approvals for a potential open pit mining operation.

Type of mineralisation
Copper-gold-silver mineralisation hosted within sulphide breccias and quartz veins. A supergene enrichment profile caps most of the primary mineralisation.

Processing plants and other available facilities
Winu comprises camp facilities for up to 110 people, unimproved access roads and trails, and a gravel airstrip.

Power source
Power is provided by diesel generators.

Group mines as at 31 December 2025

Iron Ore

Production properties

Property
Australian Pilbara Operations

Operator
Rio Tinto

Location
Pilbara region, Western Australia, Australia

Note: The details in this section (on access and infrastructure, power source, key permit conditions, property description/type of mine, and processing plants and other available facilities) are common to all Australian Pilbara Operations in the subsequent sections

Access and infrastructure
Access and infrastructure within the property includes:

- a network of sealed and unsealed roads connecting to public roads and highways
- public and Rio Tinto-operated airports
- a Hamersley and Robe-owned integrated heavy haulage rail network, operated by Pilbara Iron comprising nearly 2,000 km of rail, rail cars and locomotives
- 4 shipping terminals, located at Dampier and Cape Lambert and managed as a single port system
- water piping networks for both abstracted water and supply of fresh water to sites and towns
- managed accommodation villages for fly-in fly-out (FIFO) sites
- a housing portfolio managing properties in the towns of Dampier, Wickham, Karratha, Pannawonica, Paraburdoo and Tom Price
- tailings storage facilities at several mine sites.

All assets are subject to routine inspections and ongoing investment and maintenance programs to ensure these remain fit for purpose.

Power source
Supplied through the integrated Hamersley and Robe power network operated by Pilbara Iron.

Key permit conditions
State Agreement conditions are set by the Government of Western Australia and broadly comprise environmental compliance and reporting obligations; closure and rehabilitation considerations; local procurement and community initiatives/investment requirements; and payment of taxes and government royalties.

The current business also operates under an Indigenous Land Use Agreement which includes commitments for payments made to trust accounts; Indigenous employment and business opportunities; and heritage and cultural protections.

Property description/type of mine
All mines operated by Rio Tinto within the property are open pit mines. The mining method employed uses conventional surface mining, whereby shovels and loaders are used to load drilled and blasted material into trucks for removal to waste dumps and stockpiles or feed to process plants. In addition to mining activities, Rio Tinto conducts both exploration and development drilling across the property.

Processing plants and other available facilities
The processing plants within the property vary considerably in age, and many plants have been subject to brownfields development since original construction. All plants are subject to an ongoing regime of sustaining capital investment and maintenance, underpinned by asset integrity audits, engineering inspections, engineering life cycles for key equipment and safety inspections and audits.

Property
Australian Pilbara Operations

Mine
Hamersley Iron:

- Brockman 2
- Brockman 4
- Channar
- Gudai-Darri
- Eastern Range
- Marandoo
- Mount Tom Price
- Nammuldi
- Paraburdoo
- Silvergrass
- Western Turner Syncline
- Yandicoogina

Ownership
100% Rio Tinto

Title/lease/acreage
Agreements for life of mine with the Government of Western Australia (excluding Channar and Yandicoogina).

Mount Tom Price, Marandoo, Brockman 2, Brockman 4, Nammuldi and Western Turner Syncline Mineral and Mining Leases held under *Iron Ore (Hamersley Range) Agreement Act 1963*. Area of ML4SA approximately 80,617 ha. Area of M272SA approximately 14,136 ha.

Gudai-Darri Mineral Lease held under *Iron Ore (Mount Bruce) Agreement Act 1972*. Area of ML252SA approximately 84,641 ha.

Eastern Range and Paraburdoo Mineral Lease held under *Iron Ore (Hamersley Range) Agreement Act 1968*. Area of ML246SA approximately 22,837 ha.

Channar Mining Lease held under *Iron Ore (Channar Joint Venture) Agreement Act 1987*. Mining lease expires in 2028 with an option to extend by up to 5 years. Area of M265SA approximately 5,956 ha.

Yandicoogina Mining Lease held under *Iron Ore (Yandicoogina) Agreement Act 1996*. Mining lease expires in 2039 with an option to extend for 21 years. Area of M274SA approximately 30,550 ha.

History
Mount Tom Price began operations in 1966, followed by Paraburdoo in 1974. During the 1990s, Channar (1990), Brockman 2 (1992), Marandoo (1994) and Yandicoogina (1998) achieved first ore. Eastern Range (originally part of the Bao-HI joint venture) achieved first ore in 2004 followed by Nammuldi (2006), Brockman 4 (2010), Western Turner Syncline (2011) and Silvergrass (2017). The latest addition to the network of Hamersley Iron mines, Gudai-Darri, had first ore railed in December 2021, and commissioned its primary crusher in the second quarter of 2022.

Type of mineralisation
Brockman 2, Brockman 4, Channar, Eastern Range, Gudai-Darri, Tom Price, Paraburdoo and Western Turner Syncline: mineralisation occurs as haematite/goethite within the banded iron formation of the Brockman Formation. Detrital deposits also occur at these sites. At Brockman 2, Brockman 4, Tom Price and Western Turner Syncline, some goethite/haematite within the banded iron formation of the Marra Mamba Formation also occurs.

Marandoo, Nammuldi and Silvergrass: mineralisation occurs as goethite/haematite within the banded iron formation of the Marra Mamba Formation. Some detrital mineralisation also occurs.

Yandicoogina: goethite mineralisation occurs as pisolite ores within the paleo-channel of a channel iron formation.

Processing plants and other available facilities
At Brockman 2, Brockman 4, the Nammuldi dry plant and Gudai-Darri, dry crushing and screening is used to produce lump and fines iron ore products. Ore from the Silvergrass and Nammuldi mines is blended and processed through a wet scrubbing and screening plant, ahead of desliming of the fines product using hydrocyclones. At Marandoo, wet scrubbing and screening is used to produce lump and fines iron ore products, prior to desliming of fines products using hydrocyclones. Ore from the Channar, Eastern Range and Paraburdoo mines is crushed and then processed through a central tertiary crushing and dry screening plant to produce a dry lump product, with further wet processing of the fines using hydrocyclones to remove slimes. Ore from the Tom Price and Western Turner Syncline mines is directed to either the high-grade plant for dry crushing and screening to dry lump and fines products, or to the low-grade plant for beneficiation. Heavy media separation is used to beneficiate low-grade lump, and a combination of heavy media hydrocyclones and spirals is used to beneficiate the low-grade fines. At Yandicoogina, a single fines product is produced from a combination of dry crushing and screening and wet processing that utilises classification to remove finer particles.

Group mines as at 31 December 2025

Iron Ore *continued*

Production properties

Property
Australian Pilbara Operations

Mine
Bao-HI Joint Venture:

- Western Range mines

Ownership
54% Rio Tinto

Rio Tinto owns 54% of the Bao-HI joint venture with the remaining 46% held by China Baowu Group

Title/lease/acreage
Western Range Mineral Lease held under *Iron Ore (Hamersley Range) Agreement Act 1968.* Area of ML4SA approximately 80,617 ha. Area of ML246SA approximately 22,837 ha.

History
The Bao-HI joint venture established in 2002 has delivered sales of more than 200 million tonnes of iron ore to China.

In 2022, a new head of agreement to extend the joint venture with Baowu Group was signed following the success of the Bao-HI Joint Venture.

A new joint venture, the Western Range Joint Venture was formed in 2023 with a commitment to deliver 275 million tonnes of iron ore. First ore from Western Range was delivered in 2024 utilising existing infrastructure, with a new crusher at Western Range commissioned in 2025. Eastern Range reverted to 100% Rio Tinto ownership in 2025.

Type of mineralisation
Mineralisation at Western Range occurs as haematite/goethite mineralisation hosted within the banded iron formations of the Brockman Formation.

Processing plants and other available facilities
Ore from Western Range is crushed and then processed through the central Paraburdoo tertiary crushing and dry screening plant to produce a dry lump product, with further wet processing of the fines product using hydrocyclones to remove slimes.

Property
Australian Pilbara Operations

Mine
Hope Downs 1

Ownership
50% Rio Tinto

50% Hancock Prospecting Pty Ltd

Title/lease/acreage
Mining lease expires in 2027 with 2 options to extend of 21 years each. Mining lease held under *Iron Ore (Hope Downs) Agreement Act 1992.* Area of M282SA approximately 57,222 ha.

History
Joint venture between Rio Tinto and Hancock Prospecting. Construction of Stage 1 to 22 Mtpa commenced 2006 and first production occurred 2007. Stage 2 to 30 Mtpa completed 2009.

Type of mineralisation
Mineralisation at Hope Downs 1 occurs as goethite/haematite within the banded iron formations of the Marra Mamba and haematite/goethite within the banded iron formation of the Brockman Formation. Some detrital mineralisation also occurs.

Processing plants and other available facilities
Ore from Hope Downs 1 is processed through the Hope Downs 1 processing plant, which utilises dry crushing and screening to produce lump and fines iron ore products.

Property
Australian Pilbara Operations

Mine
Hope Downs 4

Ownership
50% Rio Tinto

50% Hancock Prospecting Pty Ltd

Title/lease/acreage
Mining lease expires in 2027 with 2 options to extend of 21 years each. Mining lease held under *Iron Ore (Hope Downs) Agreement Act 1992.* Area of M282SA approximately 57,222 ha.

History
Joint venture between Rio Tinto and Hancock Prospecting. Construction of wet plant processing to 15 Mtpa commenced 2011 and first production occurred 2013.

Type of mineralisation
Mineralisation at Hope Downs 4 occurs as haematite/goethite mineralisation hosted within the banded iron formations of the Brockman Formation.

Processing plants and other available facilities
Ore from Hope Downs 4 is processed through the Hope Downs 4 processing plant. Wet scrubbing and screening are used to separate lump and fines products, prior to desliming of fines product using hydrocyclones.

Property
Australian Pilbara Operations

Mine
Robe River Iron Associates:

Robe Valley mines:

- Mesa A
- Mesa J

West Angelas

Ownership
53% Rio Tinto

Robe River is a joint venture between Rio Tinto (53%), Mitsui Iron Ore Development (33%), and Nippon Steel Corporation (14%)

Title/lease/acreage
Agreements for life of mine with the Government of Western Australia. Mineral lease held under *Iron Ore (Robe River) Agreement Act 1964.* Area of ML248SA approximately 81,298 ha.

History
The first shipment from Robe Valley was in 1972. Interest acquired in 2000 through North Limited acquisition. First ore was shipped from West Angelas in 2002.

Type of mineralisation
Robe Valley deposits: goethite mineralisation occurs as pisolite ores within the paleo-channel of a channel iron formation. Some detrital mineralisation also occurs.

West Angelas deposits: mineralisation occurs as goethite/haematite within the banded iron formations of the Marra Mamba Formation and haematite/goethite within the banded iron formation of the Brockman Formation. Some detrital mineralisation also occurs.

Processing plants and other available facilities
Ore from the Robe Valley mines of Mesa A and Mesa J is processed through either dry crushing and screening plants or through wet processing plants using scrubbing and screening to remove finer particles. Crushed and deslimed ore from the Robe Valley mines is railed to Cape Lambert, where further dry crushing and screening through a dedicated processing plant produces lump and fines iron ore products.

At West Angelas mine, dry crushing and screening is used to produce lump and fines iron ore products.

Group mines as at 31 December 2025

Iron Ore *continued*

Production properties

Property
Iron Ore Company of Canada (IOC)

Ownership
IOC is a joint venture between Rio Tinto (58.7%), Mitsubishi Corporation (26.2%) and the Labrador Iron Ore Royalty Corporation (15.1%).

Operator
Rio Tinto

Location
Labrador City, Newfoundland and Labrador, Canada

Access and infrastructure
- Railway and port facilities in Sept-Îles, Quebec (owned and operated by IOC)
- Public highway
- Public airport

Title/lease/acreage
Mining leases, surface rights and a tailings disposal licence are held by the Labrador Iron Ore Royalty Corporation (LIORC), under the Labrador Mining and Exploration Act. LIORC subleases these rights to IOC. The mining leases cover 10,356 ha, the surface rights cover 8,805 ha and the tailings licence covers 2,784 ha. These sub-leased rights are valid until 2050. IOC also directly holds 3 small mining leases, but none produce saleable products. In addition to the above rights, IOC also holds a number of mineral licences, either directly or under sub-lease from LIORC.

Key permit conditions
IOC holds numerous permits with the Federal, provincial and local governments covering all aspects of the operation. Key permit conditions include:
- maintaining effluent quality within Metal and Diamond Mining Effluent Regulations (MDMER) criteria
- maintaining air quality criteria specified in the certificate of approval (for dust, NOx, SO_2, CO)
- maintaining Conditions associated with previous Environmental Assessments
- prudent resource management
- progressive rehabilitation
- monitoring groundwater quality around permitted landfill
- restricting tailings discharge to the permitted area.

History
Interest acquired in 2000 through acquisition of North Ltd. Current operation began in 1962 and has processed over one billion tonnes of crude ore.

Property description/type of mine
Open pit.

Type of mineralisation
Oxide iron (specular haematite and magnetite).

Processing plants and other available facilities
Concentrator (gravity and magnetic separation circuits), pellet plant, warehouses, workshops, heating plant and ore delivery system (crusher/conveyor and automated train system). Annual capacity 23 Mt of concentrate of which 12.5 Mt can be pelletised.

Explosives plant, train loadout facilities, rail line (Labrador City to Sept-Îles), stockyards and shiploaders.

Power source
Supplied by Newfoundland and Labrador Hydro for the Labrador City operations and by Hydro-Québec and the IOC-owned SM2 power station for the Sept-Îles operations.

Property
Dampier Salt, Port Hedland, Dampier

Mine
–

Ownership
68% Rio Tinto

Dampier Salt is a joint venture between Rio Tinto (68%), Marubeni Corporation (22%) and Sojitz (10%)

Operator
Rio Tinto (Dampier Salt Limited)

Location
Pilbara region, Western Australia, Australia

Access and infrastructure
Road and port.

Title/lease/acreage
Dampier Salt Dampier operation State Agreement Mineral and Mining leases are held under the *Dampier Solar Salt Industry Agreement Act 1967* (ML253SA, 14,710 ha), and expires in 2034.

Dampier Salt Port Hedland operation State Agreement Mineral and Mining leases are held under the *Leslie Solar Salt Industry Agreement Act 1966* (M269SA, 2,459 ha; ML242SA, 19,503.291 ha and ML250SA, 1,381 ha) and expire in 2029.

Key permit conditions
State Agreement conditions are set by the Government of Western Australia and broadly comprise environmental compliance and reporting obligations; closure and rehabilitation considerations; local procurement and community initiatives/investment requirements; and payment of taxes and government royalties.

History
Construction of the Dampier field started in 1969; first shipment in 1972. Lake MacLeod was acquired in 1978 as an operating field. Port Hedland was acquired in 2001 as an operating field.

In January 2024, Dampier Salt entered into a sales agreement for Lake MacLeod with privately owned salt company Leichhardt Industrials Group. Commercial and regulatory conditions for divestment were satisfied in November 2024 and the site transferred to Leichhardt ownership on 2 December 2024.

Property description/type of mine
Solar evaporation of seawater at Dampier and Port Hedland.

Type of mineralisation
Salt is grown every year through solar evaporation in permanent crystallising pans.

Processing plants and other available facilities
Salt is processed through a washing plant, consisting of screw bowl classifiers and static screens at Port Hedland, and sizing screens, counter-current classifiers with dewatering screens and centrifuges at Dampier.

Dampier produces shipping-ready product for immediate shiploading.

Washed salt at Port Hedland is dewatered on stockpiles.

Power source
Long-term contracts with Hamersley Iron and Horizon Power and on-site generation.

Group mines as at 31 December 2025

Iron Ore *continued*

Projects

Property
Simandou, Blocks 3 & 4

Ownership
SimFer S.A., a joint venture between SimFer Jersey (85%) and the Republic of Guinea (15%)

SimFer Jersey is a joint venture between Rio Tinto (53%) and CIOH (47%), a Chinalco-led joint venture with Baowu, China Rail Construction Corporation and China Harbour Engineering Company

Operator
SimFer S.A. (mine)

Location
Nzérékoré Region, Republic of Guinea

Access and infrastructure
The site has road access and is readily accessible for power, water, and additional infrastructure requirements. Existing camp facilities support construction activity and future Life of Mine operational teams. The existing Beyla airstrip has been upgraded to enable greater access and larger capacity.

Iron ore extracted from the SimFer Mining Concession will be exported through a rail and port infrastructure which is being co-developed by the State, and dedicated infrastructure affiliates of SimFer Jersey (SimFer Infraco) and Winning Consortium Simandou (WCS Infraco). The infrastructure will also be used to export production from Simandou Blocks 1 & 2 which are independently owned and developed by Winning Consortium Simandou (WCS), a consortium comprising Winning International Group, China Hongqiao Group and in which Baowu acquired a 49% participation on 19 June 2024. The infrastructure includes a purpose-built port facility at Morebaya estuary (south of Conakry) to be accessed by a 536 km main rail line with rail spurs connecting our Concession (68 km) and WCS's (16 km) respectively. The main rail line will have an initial capacity of up to 120 Mtpa. The ultimate owner and operator of the infrastructure will be the Compagnie du Transguinéen (CTG), an incorporated joint venture between SimFer Infraco (42.5%), WCS Infraco (42.5%) and the State (15%).

Title/lease/acreage
SimFer Mining Concession was granted by Presidential Decree on 22 April 2011 under the conditions of a mining convention (the Amended and Consolidated Basic Convention (ACBC)), which was ratified by the Guinean National Assembly on 26 May 2014. The SimFer Mining Concession duration is 25 years, renewed automatically for a further period of 25 years followed by further 10-year periods in accordance with the applicable Guinean Mining Code and the ACBC. It covers an area of 369 km^2.

SimFer also signed a Co-Development Agreement with the State and WCS on 10 August 2023, to enable co-development of the rail and port infrastructure for the Simandou iron ore projects. The Co-Development Agreement, which, along with bipartite amendments for each of the SimFer and WCS mining conventions, adapts the existing investment frameworks of SimFer (including its pre-existing BOT Convention) and WCS. These conventions and amendments were ratified by the Guinean National Transition Council on 3 February 2024 and came into force on 30 May 2024.

Key permit conditions
In addition to the SimFer Mining Concession, the ACBC, as amended by the mine bipartite agreement, establishes the legal regime for the mine project and sets out SimFer's key legal rights and protections. The Simandou mine Social and Environmental Impact Assessment (SEIA) was originally approved in 2012 and has been updated through an approved SEIA in 2024. An SEIA for the mine and rail spur was approved in July 2024, and an updated SEIA for Port terrestrial works was approved in September 2024. An updated SEIA for Port marine works was approved in July 2025, with approval for mine pit expansion received in October 2025. Environmental approvals are being maintained in accordance with applicable law throughout construction, through annual renewal of environmental certificates of conformance.

History
Rio Tinto Exploration geologists noted iron ore reserves in the Simandou belt in 1992, and following a field reconnaissance trip in 1996, secured exploration permits over the Simandou range in 1997. SimFer submitted a bankable feasibility study to the State in 2016, with further feasibility studies for mine and infrastructure to reflect the infrastructure co-development arrangements completed in 2022, 2023 and 2024, and which have been submitted to or approved by the State as required by the infrastructure co-development arrangements and the investment framework.

Early ore production railing commenced in Q4 2025, allowing a first shipment to leave Guinea in December 2025.

Management responsibility for SimFer's Simandou iron ore project during the construction phase of the project falls under the Chief Safety & Technical Officer and will transfer to the Iron Ore product group upon completion of this phase.

Property description/type of mine
Open pit.

Type of mineralisation
Supergene-enriched itabirite hosted iron ore deposits. The deposits are part of a supracrustal belt with the banded iron formation proto-ore likely deposited in a shallow marine setting within a forearc basin.

Processing plants and other available facilities
Current plans are for the run-of-mine ore to be coarsely crushed at the Ouéléba mine site at a maximum rate of 60 Mtpa phase 1 capacity to P100 of -100 mm through 2 identical primary and secondary crushing stations in a staged arrangement. The coarsely crushed ore will then be conveyed to the mine stockyard. The ore will be reclaimed from the stockpiles and conveyed to the train load-out facility for loading into trains which transport materials to the port facility where it will be likely shipped by bulk carrier to several ports including in China. In accordance with the Co-Development Agreement, SimFer and WCS, however, committed to co-funding a feasibility study for a pellet plant, with the study expected to be handed over to the State during Q2 2026. Other major facilities that will support the operations include power generation, explosives facilities, fuel and lubricants facilities, administration buildings, workshops and a permanent village.

Power source
Current designs contemplate that power for the mine site and other areas will be supplied by a hybrid power plant consisting of diesel generators and a regenerative battery power solution. Further, there is a plan to incorporate renewable electricity generation into the mine's power system to reduce energy costs, fuel consumption and greenhouse gas emissions. This could include solar power generation or eventually connecting the facility to the local power grid once it is constructed and operational. This would require an approximately 20 km connection line to the main grid.

Group mines as at 31 December 2025

Other

Production properties

Property
Rio Tinto Borates – Boron

Ownership
100% Rio Tinto

Operator
Rio Tinto

Location
Boron, California, US

Access and infrastructure
Road and rail.

Title/lease/acreage
Land holdings include 13,493 acres (owned, including mineral rights) for the mining operation, plant infrastructure and tailings storage facilities.

Key permit conditions
Boron operations currently have all State and Federal environmental and operational permits in place to continue the mining and processing operation. Regular updates to permits are ongoing.

History
Deposit discovered in 1906, underground mining operations began in 1925, 3 underground mining operations were consolidated and the mining method switched to open pit mining in 1956. Assets were acquired by Rio Tinto in 1967.

Property description/type of mine
Open pit.

Type of mineralisation
Sedimentary sequence of tincal and kernite containing interbedded claystone enveloped by facies consisting of ulexite and colemanite-bearing claystone, and barren claystone.

Processing plants and other available facilities
Boron operations consists of the open pit mine, an ore crushing and conveying system, 2 process plants (Primary Process and Boric Acid Plant), shipping facility and tailings storage facilities.

Power source
On-site co-generation units and local power grid.

Property
Diavik

Ownership
100% owned by Diavik Diamond Mines (2012) Inc.

Operator
Diavik Diamond Mines (2012) Inc. is a Yellowknife-based Canadian subsidiary of Rio Tinto plc in London, UK

Location
Northwest Territories (NWT), Canada

Access and infrastructure
Airstrip and winter road access.

Title/lease/acreage
Three mineral rights leases with a total acreage of 8,016 (3,244 ha). Mining leases are issued by the NWT Government. One lease was renewed in 2017 and 2 leases were renewed in February 2018. The new leases will expire after 21 years.

Key permit conditions
Our key permit conditions are local employment, procurement and benefit sharing commitments, environmental compliance and reporting, environmental security and closure and rehabilitation planning, and payment of taxes and government royalties.

History
Exploration around Lac de Gras (near the future Diavik mine), began in 1991–1992 by Aber Resources Ltd., which partnered with Rio Tinto Exploration. Kimberlite pipes A21, A154S, A154N and A418 were discovered in 1994 and 1995. Construction approved in 2000. Diamond production started in 2003. Fourth pipe commenced production in 2018. Mine life through early 2026.

In November 2021, Rio Tinto became the sole owner of Diavik Diamond Mine. This followed the completion of a transaction for Rio Tinto's acquisition of the 40% share held by Dominion Diamond Mines in Diavik, with the Court of Queen's Bench of Alberta's approval.

Property description/type of mine
Open pit and underground operations (blast-hole stoping and sub-level cave methods).

Type of mineralisation
Diamondiferous kimberlite deposit.

Processing plants and other available facilities
Includes processing plant and accommodation facilities onsite.

Power source
Onsite diesel generators of 44 MW installed capacity, 9.2 MW of wind capacity and 3.5 MW solar farm.

Property
QIT Madagascar Minerals (QMM)

Ownership
QIT Madagascar Minerals is 85% owned by Rio Tinto and 15% owned by the Government of Madagascar

Operator
Rio Tinto

Location
Fort-Dauphin, Madagascar

Access and infrastructure
Road and port.

Title/lease/acreage
Mining lease covering 56,200 ha, granted by central government.

Key permit conditions
The QMM mining permit and mining concession are valid until 2036. Additional renewal for 15 years can be granted at QMM's request. An annual fee is payable to government authorities following notification at the beginning of January.

History
Exploration project started in 1986; construction approved 2005. Ilmenite and zirsil production started 2008 with monazite concentrate first produced in 2018. In 2023, Rio Tinto increased its ownership to 85%.

Property description/type of mine
Mineral sand dredging and dry mining.

Type of mineralisation
Coastal mineralised sands.

Processing plants and other available facilities
QMM has an operating dredge, dry mine unit, heavy mineral concentrator, mineral separation plant, port and bulk loading facilities.

Power source
QMM utilises on-site heavy fuel oil (HFO) generators with a total capacity of 20 MW to provide base load power. To reduce reliance on HFO, the system is integrated with solar photovoltaic, wind turbine generators, and battery energy storage systems (BESS).

The renewable energy plant is operated by an independent power producer under a power purchase agreement (PPA), which targets a 60% contribution from renewable sources by 2026.

Group mines as at 31 December 2025

Other *continued*

Production properties

Property
Richards Bay Minerals (RBM)

(Richards Bay Mining (Pty) Limited and Richards Bay Titanium (Pty) Limited)

Ownership
RBM is a joint venture between Rio Tinto (74%) and Blue Horizon – a consortium of investors and our host communities Mbonambi, Sokhulu, Mkhwanazi and Dube (24%). The remaining shares are held in an employee trust (2%).

Operator
Rio Tinto

Location
Richards Bay, KwaZulu-Natal, South Africa

Access and infrastructure
Rail, road and port.

Title/lease/acreage
Mineral rights for Reserve 4 and Reserve 10 issued by South African State and converted to new order mining rights from 9 May 2012. Mining rights run until 8 May 2041 and covers 11,645 ha, including the mined Tisand area.

Key permit conditions
RBM operates in 3 lease areas, Tisand, Zulti North and Zulti South, by means of a notarial deed. Tisand (which contains the stockpiled tails) and Zulti North leases are held by Richards Bay Mining (Pty) Ltd.

RBM is owned by a consortium of local communities and businesses in line with South Africa's Broad-Based Black Economic Empowerment legislation.

History
Production started 1977; initial interest acquired 1989. Fifth mining plant commissioned in 2000. One mining plant decommissioned in 2008. In September 2012, Rio Tinto doubled its holding in RBM to 74% following the acquisition of BHP Billiton's entire interest.

Property description/type of mine
Mineral sand dredging and dry mining.

Type of mineralisation
Coastal mineralised sands.

Processing plants and other available facilities
RBM manages and operates several dredges, dry mining units, heavy mineral concentrators and a mineral separation plant. RBM also has a smelter with furnaces to produce titania slag, pig iron in addition to rutile and zircon.

Power source
Contract with ESKOM is currently the sole power source. RBM has signed 3 PPAs for renewable energy with 2 projects currently in construction. The Bolobedu photovoltaic farm and the Khangela Emoyeni wind farm are expected to be producing power by the end of 2026.

Property
Rio Tinto Iron and Titanium (RTIT) Quebec Operations – Lac Tio

Ownership
100% Rio Tinto

Operator
Rio Tinto

Location
Havre-Saint-Pierre, Quebec, Canada

Access and infrastructure
Rail, road and port.

Title/lease/acreage
A total of 5,662 ha of licences including 2 mining concessions of total 609 ha, granted by Province of Quebec in 1949 and 1951 which, subject to certain Mining Act restrictions, confer rights and obligations of an owner.

Key permit conditions
The property is held under Quebec provincial government mining concession permits (Concession minière No 368 and 381). Each is of one year duration renewable as long as the mine is in operation. RTIT Quebec Operations – Lac Tio also has a number of claims (exclusive exploration permits) covering ilmenite occurrences in the region of the mine. These claims are renewable every 2 years.

History
Production started 1950; interest acquired in 1989.

Property description/type of mine
Lac Tio mine employs conventional open-pit mining, drilled and blasted material is loaded by shovels and loaders and trucked to feed ore to the crusher and waste is sent to dumps.

Type of mineralisation
Magmatic intrusion.

Processing plants and other available facilities
Lac Tio mine infrastructure includes a primary and secondary crusher, dedicated railway, water treatment plant, ore analysis laboratory, explosives storage facility, fuel/lubricant facilities, workshops and site operational buildings.

Havre-Saint-Pierre port infrastructure includes stockpiles, ship loader system and administrative buildings.

Power source
Supplied by Hydro-Québec at regulated tariff.

Group mines as at 31 December 2025

Other *continued*

Projects

Property
Jadar

Ownership
100% Rio Tinto

Operator
Rio Tinto

Location
Loznica town, Serbia

Access and infrastructure
Road and rail.

Title/lease/acreage
The last extension of the Jadar exploration licence expired on 14 February 2020, with no legal basis for further extension of its term.

During the feasibility study the project has completed the Elaborate on Resources and Reserves (declaration based on Serbian law), obtained the Certificate on Resources and Reserves on 6 January 2021 and has submitted the request for exploitation field licence (with Serbian Feasibility Study being one of the supporting documents to this request).

In January 2022, the Government of Serbia cancelled the Spatial Plan for the Jadar project (SPSPA) and required all related permits to be revoked.

On 16 July 2024, the Government of Serbia enacted the Decree on reinstatement of the SPSPA based on the Decision of the Constitutional Court of Serbia, dated 12 July 2024, which determined that the Decree on cancellation of the SPSPA was not compliant with the Constitution and laws of the Republic of Serbia. As a result of this, Rio Tinto initiated the scoping and content procedure for Environmental Impact Assessment (EIA) for the mine. The Ministry for Environmental Protection issued the EIA Scoping Decision for the Mine which was published on 21 November 2024. This is one of the key documents required to apply for the exploitation field licence.The initial scoping decision received high numbers of appeals from the general public, and the appellate procedure is pending.

Key permit conditions
The project is governed by 2 main pieces of Serbian legislation: Mining Law is administered by the Ministry of Mining and Energy (MME), and Planning and Construction Law is administered by the Ministry of Construction, Transportation and Infrastructure (MCTI).

The permitting process base case foresees the following:

- mine, beneficiation plant and mine surface facilities are subject to the permitting procedure of MME
- processing plant, industrial waste landfill and infrastructure (rail, roads, power and water pipelines) are subject to the unified permitting procedure under MCTI.

The Jadar Project is currently being transitioned into care and maintenance. Engagement with stakeholders is ongoing to preserve future development options.

History
The Jadar deposit was discovered in 2004 by Rio Tinto Exploration geologists during a regional exploration program for borates in the Balkans. The deposit is in its majority composed of a mineral new to science named Jadarite with high concentrations of lithium and boron. Resource definition and processing workflow development and testing were conducted for over a decade. The pre-feasibility study (PFS) completed in July 2020 has shown that the Jadar project has the potential to produce both battery grade lithium carbonate and boric acid.

Property description/type of mine
Underground mine.

Type of mineralisation
Jadarite mineralisation is present in 3 broad zones containing stratiform lenses of variable thickness. These units are hosted in a much thicker, gently dipping sequence mainly composed of fine-grained sediments affected by syn- and post-depositional faulting.

Processing plants and other available facilities
The planned site layout includes a concentrator to beneficiate the primary ore, a chemical plant to produce boric acid and lithium carbonate, paste plant, water and waste treatment plants, surface waste storage (dry stack), railroad spur and warehouses for product storage and loading/unloading, and office buildings.

Power source
Connected to the national electric grid. Electricity planned to be sourced from nearby hydroelectrical power plant.

Group smelters, refineries, and remelting and casting facilities (Rio Tinto's interest 100% unless otherwise shown)

Smelter/refinery/facility	Location	Title/lease	Plant type/product	Capacity (based on 100% ownership)
Aluminium				
Alma	Alma, Quebec, Canada	100% freehold	Aluminium smelter producing aluminium rod, t-foundry, molten metal, high purity, remelt	480,000 tonnes per year aluminium
Alouette (40%)	Sept-Îles, Quebec, Canada	100% freehold	Aluminium smelter producing aluminium high purity, remelt	630,000 tonnes per year aluminium
Arvida	Saguenay, Quebec, Canada	100% freehold	Aluminium smelter producing aluminium billet, molten metal, remelt	126,000 tonnes per year aluminium
Arvida AP60	Saguenay, Quebec, Canada	100% freehold	Aluminium smelter producing aluminium high purity, remelt	60,000 tonnes per year aluminium
Bécancour (25.1%)	Bécancour, Quebec, Canada	100% freehold	Aluminium smelter producing aluminium slab, billet, t-foundry, remelt, molten metal	468,000 tonnes per year aluminium
Bell Bay	Bell Bay, Northern Tasmania, Australia	100% freehold	Aluminium smelter producing aluminium slab, molten metal, small form and t-foundry, remelt	195,000 tonnes per year aluminium
Boyne Smelters (73.5%)	Boyne Island, Queensland, Australia	100% freehold	Aluminium smelter producing aluminium billet, EC grade, small form and t-foundry, remelt	584,000 tonnes per year aluminium
ELYSIS (48.24%)	Saguenay, Quebec, Canada	100% freehold	Industrial research and development centre producing commercial grade aluminium using carbon free smelting technology	275 tonnes per year aluminium
Grande-Baie	Saguenay, Quebec, Canada	100% freehold	Aluminium smelter producing aluminium slab, molten metal, high purity, remelt	235,000 tonnes per year aluminium
ISAL	Reykjavik, Iceland	100% freehold	Aluminium smelter producing aluminium remelt, billet	212,000 tonnes per year aluminium
Jonquière (Vaudreuil)	Jonquière, Quebec, Canada	100% freehold	Smelter grade alumina	1,560,000 tonnes per year alumina
Kitimat	Kitimat, British Columbia, Canada	100% freehold	Aluminium smelter producing aluminium slab, remelt, high purity	432,000 tonnes per year aluminium
Laterrière	Saguenay, Quebec, Canada	100% freehold	Aluminium smelter producing aluminium slab, remelt, molten metal	255,000 tonnes per year aluminium
Matalco Bluffton Manufacturing (50%)	Bluffton, Indiana, US	100% freehold	Remelt and manufacture of aluminium billet and slab	104,000 tonnes per year
Matalco Brampton Manufacturing (50%)	Brampton, Ontario, Canada	100% freehold	Remelt and manufacture of aluminium billet	109,000 tonnes per year
Matalco Franklin Manufacturing (50%)	Franklin, Kentucky, US	100% freehold	Remelt and manufacture of aluminium slab	122,000 tonnes per year
Matalco Lordstown Manufacturing (50%)	Lordstown, Ohio, US	100% freehold	Remelt and manufacture of aluminium billet	159,000 tonnes per year
Matalco Shelbyville Manufacturing (50%)	Shelbyville, Kentucky, US	100% freehold	Remelt and manufacture of aluminium billet	154,000 tonnes per year
Matalco Wisconsin Rapids Manufacturing (50%)	Wisconsin Rapids, Wisconsin, US	100% freehold	Remelt and manufacture of aluminium billet and slab	104,000 tonnes per year
Queensland Alumina (80%)	Gladstone, Queensland, Australia	73.3% freehold; 26.7% leasehold (of which more than 80% expires in 2026 and after)	Refinery producing alumina	3,700,000 tonnes per year alumina
São Luis (Alumar) (10%)	São Luis, Maranhão, Brazil	100% freehold	Refinery producing alumina	3,860,000 tonnes per year alumina
Sohar (20%)	Sohar, Oman	100% leasehold (expiring 2039)	Aluminium smelter producing aluminium, high purity, remelt	395,000 tonnes per year aluminium
Tiwai Point (New Zealand Aluminium Smelters)	Invercargill, Southland, New Zealand	19.6% freehold; 80.4% leasehold (expiring in 2029 and use of certain Crown land)	Aluminium smelter producing aluminium billet, slab, small form foundry, high purity, remelt	323,000 tonnes per year aluminium
Tomago (51.6%)	Tomago, New South Wales, Australia	100% freehold	Aluminium smelter producing aluminium billet, slab, remelt	590,000 tonnes per year aluminium
Yarwun	Gladstone, Queensland, Australia	97% freehold; 3% leasehold (expiring 2101 and after)	Refinery producing alumina	3,000,000 tonnes per year alumina

Group smelters, refineries, and remelting and casting facilities (Rio Tinto's interest 100% unless otherwise shown)

Smelter/refinery/facility	Location	Title/lease	Plant type/product	Capacity (based on 100% ownership)
Lithium				
Bessemer City Plant	Bessemer City, North Carolina, US	100% freehold	Multi product facility Lithium hydroxide monohydrate ($LiOH*H_2O$) Butyllithium (BuLi) Lithium metal Pharma grade lithium carbonate	$LiOH*H_2O$ – 15,000 tonnes per year BuLi – 495 tonnes per year metal – 350 tonnes per year high purity metal – 250 tonnes per year Pharma – 100 tonnes per year
Bromborough Plant	Bromborough, Merseyside, UK	100% leasehold	Butyllithium (BuLi) Lithium chloride (LiCl)	BuLi – 970 tonnes per year LiCl – 1,400 tonnes per year
Güemes Plant	Ciudad General Güemes, Salta, Argentina	100% freehold	Lithium chloride (LiCl)	LiCl – 9,000 tonnes per year
Naraha Plant (75% economic interest, 49% voting rights)	Fukushima Prefecture, Naraha, Japan	Naraha is owned through a joint venture, Toyotsu Lithium Corporation (TLC), with economic ownership of 75% by Rio Tinto and 25% by Toyota Tsusho Corporation (TTC)	Lithium hydroxide monohydrate	$LiOH*H_2O$ – 10,000 tonnes per year
Zhangjiagang Plant	Zhangjiagang, Jiangsu Province, China	Land use right through leasehold, building owned	Butyllithium (BuLi)	BuLi – 155 tonnes per year
Copper				
Rio Tinto Kennecott	Magna, Salt Lake City, Utah, US	100% freehold	Flash smelting furnace/flash convertor furnace copper refinery and precious metals plant	335,000 tonnes per year refined copper
Iron Ore				
IOC pellet plant (58.7%)	Labrador City, Newfoundland and Labrador, Canada	100% freehold (asset), 100% freehold (land) under sublease from Labrador Iron Ore Royalty Corporation for life of mine	Pellet induration furnaces producing multiple iron ore pellet types	12.5 million tonnes per year pellet
Other				
Boron	Boron, California, US	100% freehold	Borates refinery	576,000 tonnes per year boric oxide
Richards Bay Minerals (74%)	Richards Bay, South Africa	100% freehold	Ilmenite smelter	1,050,000 tonnes per year titanium dioxide slag, 565,000 tonnes per year iron
Rio Tinto Iron and Titanium Quebec Operations – Sorel-Tracy plant	Sorel-Tracy, Quebec, Canada	100% freehold	Ilmenite smelter	1,300,000 tonnes per year titanium dioxide slag, 1,000,000 tonnes per year iron

Group power plants (Rio Tinto's interest 100% unless otherwise shown)

Power plant	Location	Title/lease	Plant type/product	Capacity (based on 100% ownership)
Aluminium				
Amrun power station	Amrun, Australia	100% leasehold	Diesel generation	24 MW
Gladstone power station (42%)	Gladstone, Queensland, Australia	100% freehold	Thermal power station	1,680 MW
Gove power station	Nhulunbuy, Northern Territory, Australia	100% leasehold	Diesel generation	24 MW
Kemano power station	Kemano, British Columbia, Canada	100% freehold	Hydroelectric power	1,014 MW installed capacity
Quebec power stations	Saguenay, Quebec, Canada (Chute-à-Caron, Chute-à-la-Savane, Chute-des-Passes, Chute-du-Diable, Isle-Maligne, Shipshaw)	100% freehold (certain facilities leased from Quebec Government until 2058 pursuant to Peribonka Lease)	Hydroelectric power	3,147 MW installed capacity
Weipa power stations and solar generation facility	Lorim Point, Andoom, and Weipa, Australia	100% leasehold	Diesel generation supplemented by solar generation facility	38 MW
Yarwun alumina refinery co-generation plant	Gladstone, Queensland, Australia	100% freehold	Gas turbine and heat recovery steam generator	160 MW
Copper				
Rio Tinto Kennecott power stations	Salt Lake City, Utah, US	100% freehold	Steam turbine running off waste heat boilers at the copper smelter	31.8 MW
			Combined heat and power plant supplying steam to the copper refinery	6.2 MW
			Solar power plant	30 MW
Iron Ore				
Cape Lambert power station (67%)	Cape Lambert, Western Australia, Australia	Lease	Two LM6000PF dual-fuel turbines	80 MW
Gudai-Darri solar farm	Gudai-Darri, Western Australia, Australia	Miscellaneous licence	Solar PV single-axis tracking	Up to 34 MW
IOC power station (58.7%)	Sept-Îles, Quebec, Canada	Statutory grant	Hydroelectric power	22 MW
Paraburdoo power station	Paraburdoo, Western Australia, Australia	Lease	Three LM6000PC gas-fired turbines	120 MW
Tom Price Battery Storage	Tom Price, Western Australia, Australia	Lease	12.5 MWH battery storage	40 MW
West Angelas power station (67%)	West Angelas, Western Australia, Australia	Miscellaneous licence	Two LM6000PF dual-fuel turbines	80 MW
Yurralyi Maya power station (84.2%)	Dampier, Western Australia, Australia	Miscellaneous licence	Four LM6000PD gas-fired turbines One LM6000PF gas-fired turbine	200 MW
Other				
Boron co-generation plant	Boron, California, US	100% freehold	Co-generation uses natural gas to generate steam and electricity, used to run Boron's refining operations	48 MW
Energy Resources of Australia (98.43%)	Ranger Mine, Jabiru, Northern Territory, Australia	Lease	5 diesel generator sets rated at 5.17 MW; one diesel generator set rated at 2 MW; 4 additional diesel generator sets rated at 2 MW	35.8 MW
QMM power plant	Fort Dauphin, Madagascar	100% freehold	HFO generation supplemented by solar and wind generation and supported by BESS	20 MW + 32 MW (renewables)

Additional information



Image: Ports Dampier, Australia.

Independent Practitioner's Limited Assurance Report on Rio Tinto's Select Sustainability Information

to the Directors of Rio Tinto plc and Rio Tinto Limited (Rio Tinto)

Report on the Select Sustainability Information presented in the section titled 'Our approach to Sustainability' presented in Rio Tinto plc and Rio Tinto Limited's (Rio Tinto) Annual Report 2025, and the Rio Tinto Sustainability Fact Book 2025 (Rio Tinto 2025 Reports), for the year ended 31 December 2025.

Limited Assurance Conclusion

We have conducted a limited assurance engagement on the following Select Sustainability Information of Rio Tinto for the year ended 31 December 2025, prepared in accordance with the Reporting Criteria.

The Select Sustainability Information comprised the following qualitative and performance (quantitative) information.

Qualitative information:

Assertion	*Location of assured assertion in 'Our approach to sustainability' section within the 2025 Annual Report*	*Criteria used as the basis of reporting (the Reporting Criteria)*
Rio Tinto has incorporated the requirements of the ICMM 10 Principles, the relevant Performance Expectations (PEs), and the mandatory requirements set out in the ICMM 10 Position Statements into its own policies, strategies and standards.	• "Reporting our performance"	ICMM Assurance and Validation Procedure 2023 (Subject Matter 1)
Rio Tinto's approach to identifying and prioritising material sustainability risks and opportunities.	• "Reporting what matters"	ICMM Assurance and Validation Procedure 2023 (Subject Matter 2)
Rio Tinto's assertion related to the existence and implementation status of Rio Tinto's systems and approaches for managing the following sustainability risk areas: • GHG Emissions • Communities • Nature • Health, Safety and Wellbeing • Transparent and Responsible Business • Alignment with ICMM Performance Expectations (PEs)	• "Climate – Scope 1 and 2 emissions: Reduce emissions from our own operations" and "Climate Scope 3 emissions: Partner to decarbonise our value chains" • "Community engagement and social investment " • "Our nature strategy" and "Nature site improvement plans (SIP)" • "Safety" and "Health and wellbeing" • "Transparent, values-driven performance culture" • "Reporting our performance"	ICMM Assurance and Validation Procedure 2023 (Subject Matter 3)

Independent Practitioner's Limited Assurance Report on Rio Tinto's Select Sustainability Information

to the Directors of Rio Tinto plc and Rio Tinto Limited (Rio Tinto)

Quantitative information:

Performance Information	*Amount assured for the year ended 31 December 2025*	*Criteria used as the basis of reporting (Reporting Criteria)*
Health, Safety and Wellbeing		
Occupational Illnesses	196 cases	Definitions and approaches within the basis of reporting glossary presented on Rio Tinto's website at riotinto.com/reports ICMM Assurance and Validation Procedure 2023 (Subject Matter 4)
Number of fatalities	1	
All injury frequency rate (AIFR)	0.37	
Lost time injury frequency rate (LTIFR)	0.23	
Number of lost time injuries (LTIs)	322	
Permanent Damage Injuries (PDIs)	1	
Communities		
Social investment (discretionary)	USD 114.3m	
Development contributions (non-discretionary)	USD 34.6m	
Payment to landowners (non-discretionary)	USD 222.7m	
Transparent and Responsible Business		
Number of myVoice cases reported to the Business Conduct Office	1,942 cases	
Business Integrity	298 cases	

The Select Sustainability Information needs to be read and understood together with the Reporting Criteria.

Based on the procedures performed and evidence obtained, nothing has come to our attention to cause us to believe that the accompanying Select Sustainability Information presented in the Rio Tinto 2025 Reports for the year ended 31 December 2025 is not presented, in all material respects, in accordance with the Reporting Criteria.

Basis for Conclusion

We conducted our limited assurance engagement in accordance with International Standard on Sustainability Assurance 5000 *General Requirements for Sustainability Assurance Engagements* issued by the International Auditing and Assurance Standards Board (IAASB) (ISSA 5000), and Australian Standard on Sustainability Assurance Engagements 5000 *General Requirements for Sustainability Assurance Engagements* issued by the Australian Auditing and Assurance Standards Board (AUASB) (ASSA 5000).

The procedures performed in a limited assurance engagement vary in nature and timing from and are less in extent than for a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed.

Our responsibilities under this standard are further described in the "Practitioner's Responsibilities" section of our report.

We comply with the independence and other ethical requirements of APES 110 *Code of Ethics for Professional Accountants (including Independence Standards)* issued by the Accounting Professional & Ethical Standards Board Limited related to sustainability assurance engagements.

Our firm applies International Standard on Quality Management (ISQM1) *Quality Management for Firms that Perform Audit or Reviews of Financial Statements, or Other Assurance or Related Service Engagements*, issued by the IAASB and Auditing Standard ASQM1 *Quality Management for Firms that Perform Audits or Reviews of Reports and Other Financial Information, or Other Assurance or Related Services Engagements*, issued by the AUASB. These standards require the firm to design, implement and operate a system of quality management, including policies or procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion.

Independent Practitioner's Limited Assurance Report on Rio Tinto's Select Sustainability Information

to the Directors of Rio Tinto plc and Rio Tinto Limited (Rio Tinto)

Other Information

The Directors of Rio Tinto are responsible for the other information. The other information comprises the financial and non-financial information presented in the Annual Report 2025 but does not include the Select Sustainability Information and our limited assurance report thereon.

Our limited assurance conclusion on the Select Sustainability Information does not cover the other information and we do not express any form of assurance conclusion thereon, with the exception of the 2025 Financial Statements and Remuneration Report and our auditors report thereon, and the Sustainability Disclosures, Select Climate Information and the GHG Information in the Climate Section of the Annual Report 2025 and our audit and review reports thereon.

In connection with our limited assurance engagement on the Select Sustainability Information, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the Select Sustainability Information or our knowledge obtained in the assurance engagement, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Restriction on use

This report has been prepared solely for the Directors of Rio Tinto, to assist the Directors in responding to their governance responsibilities by obtaining an independent assurance report in connection with the Select Sustainability Information, for the purpose of providing an assurance conclusion on the Select Sustainability Information and may not be suitable for another purpose.

We disclaim any assumption of responsibility for any reliance on this report, to any person other than the Directors of Rio Tinto or for any other purpose other than that for which it was prepared.

Responsibilities for the Select Sustainability Information

Management of Rio Tinto are responsible for:

- The preparation of the Select Sustainability Information in accordance with the Reporting Criteria; and
- Designing, implementing and maintaining a system of internal control that it determines is necessary to enable the preparation of the Select Sustainability Information in accordance with the Reporting Criteria that is free from material misstatement, whether due to fraud or error.

Those charged with governance are responsible for overseeing the reporting process for Rio Tinto's Select Sustainability Information.

Inherent Limitations

Inherent limitations exist in all assurance engagements due to the selective testing of the information being examined. It is therefore possible that fraud, error or material misstatement in the Select Sustainability Information may occur and not be detected. Non-financial data may be subject to more inherent limitations than financial data, given both its nature and the methods used for determining, calculating, and estimating such data. The precision of different measurement techniques may also vary. The absence of a significant body of established practice on which to draw to evaluate and measure non-financial information allows for different, but acceptable, evaluation and measurement techniques that can affect comparability between entities and over time.

Practitioner's Responsibilities

Our objectives are to plan and perform the engagement to obtain limited assurance about whether the Select Sustainability Information is free from material misstatement, whether due to fraud or error; and to issue a limited assurance report that includes our conclusion. Misstatements can arise from fraud or error, and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the decisions of intended users taken on the basis of the Select Sustainability Information.

As part of limited assurance engagements in accordance with ISSA 5000 and ASSA 5000, we exercise professional judgment and maintain professional scepticism throughout the engagement. We also:

- perform risk assessment procedures, including obtaining an understanding of internal controls relevant to the engagement, to identify and assess the risks of material misstatement, whether due to fraud or error, at the disclosure level but not for the purpose of providing a conclusion on the effectiveness of the entity's internal control.
- design and perform procedures responsive to the assessed risks of material misstatement at the disclosures level in the Select Sustainability Information.

The risk of not detecting a material misstatement due to fraud is higher than for one due to error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.

Independent Practitioner's Limited Assurance Report on Rio Tinto's Select Sustainability Information

to the Directors of Rio Tinto plc and Rio Tinto Limited (Rio Tinto)

Summary of the Work Performed

A limited assurance engagement involves performing procedures to obtain evidence about the Select Sustainability Information. The nature, timing and extent of procedures selected depend on professional judgement, including the assessed risks of material misstatement at the disclosure level, whether due to fraud or error. In conducting our engagement, we performed the following:

- Enquiries with relevant Rio Tinto personnel to obtain an understanding over key systems, processes and internal controls to capture, collate, calculate and report the Select Sustainability Information;
- Assessment of the suitability and application of the Reporting Criteria in respect of the Select Sustainability Information;
- Analytical procedures over the Select Sustainability Information;
- Site visits to six operations and projects being Bell Bay, Gove, Hope Downs, Quebec Ops, Rincon and Port Dampier with a focus on Health and Safety risks;
- Substantively testing the Select Sustainability Information on a sample basis at corporate and operational level to underlying source documentation;
- Testing the mathematical accuracy of a sample of calculations underlying the Select Sustainability Information;
- Reconciling the Select Sustainability Information, which includes testing on a sample basis the Health, Safety and Wellbeing, Communities and Transparent and Responsible Business performance information to underlying information;
- Assessing Rio Tinto's incorporation of the requirements of the ICMM 10 principles for sustainable development, and the mandatory requirements set out in the ICMM Position Statements, into its own policies, strategies and standards; and
- Reviewing the Select Sustainability Information in its entirety to ensure it is consistent with our overall knowledge of Rio Tinto and our observation and understanding of its operations.

KPMG

Adrian V. King

KPMG
19 February 2026

Adrian King
Partner
Melbourne, Australia

Independent Auditor's Review and Audit Report on Rio Tinto's Sustainability Disclosures, Select Climate Information and GHG Information

to the Members of Rio Tinto Limited.

Report on the Sustainability Disclosures, Select Climate information and GHG Information presented in Rio Tinto plc and Rio Tinto Limited's (Rio Tinto) Sustainability Report prepared in accordance with the Australian Corporations Act 2001 (Cth) as modified by ASIC Relief Instrument 26-0081 (Corporations Act), for the year ended 31 December 2025.

Review Conclusion on Sustainability Disclosures as required under the Corporations Act

We have conducted a review of the following specified Sustainability Disclosures presented in the section 'Our approach to Sustainability – Climate' (Climate Section) within the Annual Report 2025, in other sections cross-referenced from that section, and in the 2024 Scope 1, 2 and 3 Emissions Calculation and Climate Methodology and 2025 Addendum, being the Sustainability Report of Rio Tinto for the year ended 31 December 2025 in accordance with Australian Standards on Sustainability Assurance ASSA 5010 Timeline for Audits and Reviews of Information in Sustainability Reports under the Corporations Act issued by the Auditing and Assurance Standards Board (AUASB).

Sustainability Disclosures subject to review	***Amount assured or location of assured disclosure in Sustainability Report***	***Reporting requirement of Australian Sustainability Reporting Standard AASB S2 Climate-related Disclosures (AASB S2) (including related general disclosures required by Appendix D)***
Governance disclosures	*Climate-related governance disclosures* excluding the Director's Declaration	*Paragraph 6*
Strategy (risk and opportunities) disclosures	Risk/Opportunity description in *Climate-related risks and opportunities; and* Risk description in *Physical climate risk*	*Subparagraphs 9(a), 10(a) and 10(b)*
Scope 1 greenhouse gas emissions	*GHG emissions methodology and the relevant cross-referenced documents; and the following information in Climate-related metrics and data:* **Scope 1 (equity basis):** Consolidated Group: 14.4Mt CO_2e Other investees: 9.6Mt CO_2e	*Subparagraphs 29(a)(i)(1) to (2) and 29 (a)(ii) to (v)*
Scope 2 greenhouse gas emissions	**Scope 2 (Location Based) (equity basis):** Consolidated Group: 2.7Mt CO_2e Other investees: 5.8Mt CO_2e **Scope 2 (Market Based) (equity basis):** Total: 7.5Mt CO_2e	

The requirements of AASB S2 identified in the table above form the Criteria relevant to the specified Sustainability Disclosures and apply under Division 1 of Part 2M.3 of the Corporations Act.

We have not become aware of any matter in the course of our review that makes us believe that the Sustainability Disclosures as specified in the table above do not comply with Division 1 of Part 2M.3 of the Corporations Act.

Review Conclusion on Select Climate Information

We have conducted a review of the following Select Climate Information prepared by Rio Tinto for the year ended 31 December 2025.

Independent Auditor's Review and Audit Report on Rio Tinto's Sustainability Disclosures, Select Climate Information and GHG Information

to the Members of Rio Tinto Limited.

Select Climate Information subject to limited assurance	*Amount assured or location of assured disclosure*	*Criteria used as the basis of reporting (the Criteria)*
Progress against Climate Action Plan (CAP)	*2025 Climate Action Plan Update*	World Resources Institute (WRI) and World Business Council for Sustainable Development (WBCSD)'s GHG Protocol: A Corporate Accounting and Reporting Standard (Revised Edition (2015); GHG Protocol: Scope 2 Guidance; Basis of Preparation (BoP) as described and presented the 2024 Scope 1, 2 and 3 Emissions Calculation and Climate Methodology and the 2025 Addendum available on Rio Tinto's website at https://www.riotinto.com/en/invest/reports/climate-reporting; and Definitions and approaches within the basis of reporting glossary presented on Rio Tinto's website at riotinto.com/reports
	Scope 3 Progress	
	Capital allocation and investment framework	
	Scope 1 and 2 emissions: Reduce emissions from our own operations	
	Just Transition	
	Climate policy and advocacy	
Total Scope 3 Greenhouse Gas (GHG) Emissions (equity basis)	*The following information in Climate-related metrics and data* 575.7Mt CO_2e	WRI and WBSCD's GHG Protocol Corporate Value Chain (Scope 3) Accounting and Reporting Standard (2013) and Technical Guidance for Calculating Scope 3 Emissions (version 1.0); and BoP as described and presented within the 2024 Scope 1, 2 and 3 Emissions Calculation and Climate Methodology and the 2025 Addendum available on Rio Tinto's website at https://www.riotinto.com/en/invest/reports/climate-reporting
Total energy (equity basis)	*The following information in Climate-related metrics and data* 516.8 PJ	Definitions and approaches within the basis of reporting glossary presented on Rio Tinto's website at riotinto.com/reports
Operational emissions intensity (equity basis)	*The following information in Climate-related metrics and data* 6.1 tCO_2e/t Cu-eq	Definitions and approaches within the basis of reporting glossary presented on Rio Tinto's website at riotinto.com/reports

The Select Climate Information needs to be read and understood together with the Criteria.

Based on the procedures performed and evidence obtained, nothing has come to our attention to cause us to believe that the Select Climate Information of Rio Tinto for the year ended 31 December 2025 is not prepared, in all material respects, in accordance with the applicable Criteria.

Audit Opinion on GHG Information

We have conducted an audit of the following GHG Information prepared by Rio Tinto for the year ended 31 December 2025.

GHG Information subject to reasonable assurance	*Amount assured located in Climate-related metrics and data*	*Criteria used as the basis of reporting (the Criteria)*
Total gross Scope 1 and Scope 2 (Location-Based) GHG Emissions (equity basis)	32.5 Mt CO_2e	World Resources Institute (WRI) and World Business Council for Sustainable Development (WBCSD)'s GHG Protocol: A Corporate Accounting and Reporting Standard (Revised Edition (2015); GHG Protocol: Scope 2 Guidance; and Basis of Preparation (BoP) as described and presented within the 2024 Scope 1, 2 and 3 Emissions Calculation and Climate Methodology and the 2025 Addendum available on Rio Tinto's website at https://www.riotinto.com/en/invest/reports/climate-reporting
Total gross Scope 1 and Scope 2 (Market-Based) GHG Emissions (equity basis)	31.5 Mt CO_2e	
Gross Scope 1 and 2 GHG Emissions (adjusted equity basis)	31.5 Mt CO_2e	
Net Scope 1 and 2 GHG Emissions (adjusted equity basis)	30.4 Mt CO_2e	

The GHG Information needs to be read and understood together with the Criteria.

In our opinion, the GHG Information of Rio Tinto for the year ended 31 December 2025 is prepared, in all material respects, in accordance with the appliable Criteria.

Independent Auditor's Review and Audit Report on Rio Tinto's Sustainability Disclosures, Select Climate Information and GHG Information

to the Members of Rio Tinto Limited.

Basis for Conclusions and Opinion

Basis for Conclusion on Sustainability Disclosures

Our review has been conducted in accordance with International Standard on Sustainability Assurance ISSA 5000 *General Requirements for Sustainability Assurance Engagements* issued by the International Auditing and Assurance Standards Board (IAASB) (ISSA 5000) and ASSA 5000 *General Requirements for Sustainability Assurance Engagements* issued by the AUASB (ASSA 5000). Our review includes obtaining limited assurance about whether the Sustainability Disclosures are free from material misstatement.

In applying the relevant Criteria, we note that subsection 296C(1) of the Corporations Act includes a requirement to comply with AASB S2.

Our conclusion is based on the procedures we have performed and the evidence we have obtained in accordance with ISSA 5000 and ASSA 5000. The procedures in a review vary in nature and timing from, and are less in extent than for, an audit. Consequently, the level of assurance obtained in a review is substantially lower than the assurance that would have been obtained had an audit been performed. See the "Summary of the Work Performed" section of our report.

Basis for Conclusion on Select Climate Information

Our review has been conducted in accordance with ISSA 5000 and ASSA 5000. Our review includes obtaining limited assurance about whether the Select Climate Information is free from material misstatement.

Our conclusion is based on the procedures we have performed and the evidence we have obtained in accordance with ISSA 5000 and ASSA 5000. The procedures in a review vary in nature and timing from, and are less in extent than for, an audit. Consequently, the level of assurance obtained in a review is substantially lower than the assurance that would have been obtained had an audit been performed. See the "Summary of the Work Performed" section of our report.

Basis for Opinion on GHG Information

Our audit has been conducted in accordance with ISSA 5000 and ASSA 5000. Our audit includes obtaining reasonable assurance about whether the GHG Information subject to audit is free from material misstatement.

Additional Basis for Conclusions and Opinion

Our responsibilities under ISSA 5000 and ASSA 5000 are further described in the "Auditor's responsibilities" section of our report.

We comply with the independence and other ethical requirements of APES 110 *Code of Ethics for Professional Accountants (including Independence Standards)* issued by the Accounting Professional & Ethical Standards Board Limited related to sustainability assurance engagements.

Our firm applies International Standard on Quality Management (ISQM1) *Quality Management for Firms that Perform Audit or Reviews of Financial Statements, or Other Assurance or Related Service Engagements*, issued by the IAASB and Auditing Standard ASQM1 *Quality Management for Firms that Perform Audits or Reviews of Reports and Other Financial Information, or Other Assurance or Related Services Engagements*, issued by the AUASB. These standards require the firm to design, implement and operate a system of quality management, including policies or procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusions and opinion.

Other Matter

The comparative information presented with the Sustainability Disclosures was not subject to our review and audit engagement and, accordingly, we do not express a conclusion or provide any assurance on such information.

Our conclusions and opinion are not modified in respect of this matter.

Other Information

The Directors of Rio Tinto Limited are responsible for the other information. The other information comprises the financial and non-financial information presented in the Annual Report 2025 and any information related to previous reporting periods, including baseline year metrics and any movement between current and prior periods, but does not include the Sustainability Disclosures, Select Climate Information and GHG Information and our review and audit reports thereon.

Our conclusions on the Sustainability Disclosures and Select Climate Information and opinion on the GHG Information does not cover the other information and we do not express any form of conclusion and opinion thereon, with the exception of the 2025 Financial Statements and Remuneration Report and our auditors reports thereon, and the Select Sustainability Information within the Annual Report 2025 and the Rio Tinto Sustainability Fact Book 2025, and our limited assurance reports thereon.

In connection with our review of the Sustainability Disclosures and Select Climate Information and audit of the GHG Information, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the Sustainability Disclosures, Select Climate Information and GHG Information, or our knowledge obtained when conducting the review and audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Independent Auditor's Review and Audit Report on Rio Tinto's Sustainability Disclosures, Select Climate Information and GHG Information

to the Members of Rio Tinto Limited.

Responsibilities for the Sustainability Disclosures, Select Climate Information and GHG Information

The Directors of Rio Tinto Limited are responsible for:

- The preparation of the Sustainability Disclosures in accordance with the Corporations Act;
- Designing, implementing and maintaining a system of internal control that it determines is necessary to enable the preparation of Sustainability Disclosures in accordance with the Corporations Act that are free from material misstatement, whether due to fraud or error.

Management is responsible for:

- The preparation of the Select Climate Information and GHG Information in accordance with the Criteria;
- Designing, implementing and maintaining a system of internal control that it determines is necessary to enable the preparation of the Select Climate Information and GHG Information in accordance with the Criteria that are free from material misstatement, whether due to fraud or error.

Inherent Limitations

Inherent limitations exist in all assurance engagements due to the selective testing of the information being examined. It is therefore possible that fraud, error or material misstatement in the Sustainability Disclosures, Select Climate Information and GHG Information may occur and not be detected. Non-financial data may be subject to more inherent limitations than financial data, given both its nature and the methods used for determining, calculating, and estimating such data. The precision of different measurement techniques may also vary. The absence of a significant body of established practice on which to draw to evaluate and measure non-financial information allows for different, but acceptable, evaluation and measurement techniques that can affect comparability between entities and over time.

For climate scenarios, climate risks and opportunities, and climate resilience disclosures, there is inherent uncertainty as a result of using assumptions about future events and management's actions that may not occur.

Greenhouse gas quantification is subject to inherent uncertainty due to the nature of the information and the uncertainties inherent in: (i) the methods used for determining or estimating the appropriate amounts, (ii) information used to determine emission factors and (iii) the values needed to combine emissions of different gases.

Auditor's Responsibilities

Our objectives are to plan and perform the reviews and audit to obtain limited and reasonable assurance about whether the Sustainability Disclosures, Select Climate Information and GHG Information are free from material misstatement, whether due to fraud or error, and to issue a review and audit report that includes our conclusions and opinion, respectively. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence decisions of users taken on the basis of the Sustainability Disclosures, Select Climate Information and GHG Information.

As part of review and audit engagements in accordance with ISSA 5000 and ASSA 5000, we exercised professional judgment and maintained professional scepticism throughout the engagement. We also:

Limited assurance

- Perform risk assessment procedures, including obtaining an understanding of internal controls relevant to the engagement, to identify and assess the risks of material misstatement, whether due to fraud or error, at the disclosure level but not for the purpose of providing a conclusion on the effectiveness of the entity's internal control.
- Design and perform procedures responsive to the assessed risks of material misstatement at the disclosure level in the Sustainability Disclosures and Select Climate Information.

Reasonable assurance

- Perform risk assessment procedures, including obtaining an understanding of internal controls relevant to the engagement, to identify and assess the risks of material misstatement, whether due to fraud or error, at the assertion level for the disclosure, but not for the purpose of providing an opinion on the effectiveness of the entity's internal control.
- Design and perform procedures responsive to the assessed risks of material misstatement at the assertion level for the disclosures in the GHG Information.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Independent Auditor's Review and Audit Report on Rio Tinto's Sustainability Disclosures, Select Climate Information and GHG Information

to the Members of Rio Tinto Limited.

Summary of the Work Performed

Review

A review is a limited assurance engagement and involves performing procedures to obtain evidence about the Sustainability Disclosures and Select Climate Information. The nature, timing and extent of procedures selected depend on professional judgement, including the assessed risks of material misstatement at the disclosure level, whether due to fraud or error. In conducting our review, we performed the following:

- Enquiries with relevant Rio Tinto personnel to obtain an understanding over the key systems, processes and internal controls to capture, collate, calculate and report the Sustainability Disclosures and Select Climate Information;
- Assessment of the suitability and application of the Criteria in respect of the Sustainability Disclosures and Select Climate Information;
- Analytical procedures over the Sustainability Disclosures and Select Climate Information;
- Testing the mathematical accuracy of a sample of calculations underlying the Sustainability Disclosures and Select Climate Information;
- Assessment of emission factor sources and re-performing emission factor calculations used in the Sustainability Disclosures and Select Climate Information;
- Testing the Scope 3 GHG Emissions to source documentation on a sample basis;
- Corroborative enquiries with relevant management to understand progress against the Climate Action Plan commitments;
- Testing the disclosed information on Climate Action Plan Progress to source documentation on a sample basis;
- Reconciling the Sustainability Disclosures and Select Climate Information to underlying information; and
- Reviewing the Scope 1, 2 and 3 Emissions Calculation and Climate Methodology for the year ended 31 December 2025, the Sustainability Disclosures and Select Climate Information in its entirety to ensure it is consistent with our overall knowledge of Rio Tinto and our observation of its operations.

Audit

An audit is a reasonable assurance engagement and involves performing procedures to obtain evidence about the GHG Information. The nature, timing and extent of procedures selected depend on professional judgement, including the assessed risks of material misstatement at the assertion level for the disclosure, whether due to fraud or error.

Use of this Report related to the Select Climate Information and GHG Information

The Select Climate Information, GHG Information, and related review conclusion and audit opinion, have been prepared on a voluntary basis for the Directors of Rio Tinto Limited. The Select Climate Information, GHG Information, and related review conclusion and audit opinion thereon, may not be suitable for any other purpose. To the fullest extent permitted by law, we disclaim any assumption of responsibility for any reliance placed on the Select Climate Information, GHG Information, or the related review conclusion and audit opinion, by any person other than the Directors of Rio Tinto Limited, or for any purpose other than that for which it was prepared.

KPMG

KPMG

19 February 2026

Adrian V. King

Adrian King

Partner

Melbourne, Australia

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

To the Directors of Rio Tinto Limited in relation to the sustainability report

I declare that, to the best of my knowledge and belief, in relation to the review of the sustainability report of Rio Tinto Limited for the financial year ended 31 December 2025 there have been:

i. no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review; and

ii. no contraventions of any applicable code of professional conduct in relation to the review.

KPMG	**Adrian King**
19 February 2026	Partner Melbourne, Australia

Shareholder information

Organisational structure

The Rio Tinto Group consists of Rio Tinto plc (registered in England and Wales as company number 719885 under the UK *Companies Act 2006* and listed on the London Stock Exchange as RIO.L), and Rio Tinto Limited (registered in Australia as ABN 96 004 458 404 under the Australian *Corporations Act 2001* and listed on the Australian Securities Exchange as RIO.AX). LSE is the principal trading market for Rio Tinto plc shares, and ASX for Rio Tinto Limited shares.

Rio Tinto plc has a sponsored American Depositary Receipts (ADR) facility, with underlying shares registered with the US Securities and Exchange Commission (SEC) and listed on the New York Stock Exchange as RIO.N.

Further details on Rio Tinto plc ADRs are available in Rio Tinto's annual reports on Form 20-F.

Rio Tinto is headquartered in London with a corporate office in Melbourne.

Nomenclature and financial data

Rio Tinto plc and Rio Tinto Limited operate together and are referred to in this report as Rio Tinto, the Rio Tinto Group or the Group. These expressions are used for convenience notwithstanding that they are separate and distinct legal entities. Likewise, the words “we”, “us”, “our” and “ourselves” are used in some places to refer to one, some or the companies of the Rio Tinto Group in general. Financial data in US dollars ($) is derived from, and should be read in conjunction with, the 2025 financial statements. In general, where we have provided financial data in other currencies, it has been translated from the consolidated financial statements, and is provided solely for convenience. Exceptions arise where data has been extracted directly from source records.

History

Rio Tinto plc was incorporated on 30 March 1962, as The Rio Tinto-Zinc Corporation Limited (RTZ). Rio Tinto Limited was incorporated (under a different name) on 17 December 1959 and following a merger with other Australian interests in 1962, formed a group that was later renamed CRA Limited (CRA).

In 1997, RTZ became Rio Tinto plc and CRA became Rio Tinto Limited.

Dual-listed companies structure

The businesses of RTZ and CRA were merged contractually in 1995 by way of a dual-listed companies structure (“DLC structure”). Both companies agreed to be managed in a unified way, implementing arrangements to provide shareholders of both companies with a common economic interest in the DLC structure, under a common Board of Directors.

The ratio of dividend, voting and capital distribution rights attached to each share in Rio Tinto plc and Rio Tinto Limited was fixed by a “DLC Sharing Agreement” at an Equalisation Ratio of 1:1. This has remained unchanged, although can be revised in special circumstances or with the approval of shareholders of each company under the class rights action approval procedure (described below) and subject to any adjustments to be confirmed by the Group's external auditors. Rio Tinto shareholders cannot directly enforce the provisions of the DLC Sharing Agreement.

To ensure that the Boards of both companies are identical, resolutions to appoint or remove Directors must be put to shareholders of both companies as Joint Decisions (described below), and Directors can only be a Director of one company if they are a Director of both companies.

Dividend arrangements

Dividends paid on Rio Tinto plc and Rio Tinto Limited shares are equalised on a net cash basis without taking into account any associated tax credits. Dividends are determined in US dollars (except for ADR holders) and both companies must announce and pay distributions (including dividends) as close to the same time as possible.

If the payment of an equalised dividend would contravene the law applicable to one of the companies, they can depart from the Equalisation Ratio but the relevant company must put aside reserves for payment on the relevant shares at a later date.

Voting arrangements

The shareholders of Rio Tinto plc and Rio Tinto Limited vote as one combined body on any matters that affect them similarly, subject to limited exceptions. These are called Joint Decisions, and include creating new classes of share capital, changing directors and auditors, and receiving annual financial statements.

In class rights actions, where both companies are not affected equally such as changes to a company’s articles of association or constitution, the resolution must be passed by the shareholders of each company on a standalone basis.

In other circumstances, only one company requires a vote, and these matters are single electorate matters.

All shareholder resolutions that include a Joint Decision or class rights action are decided by a poll, although in exceptional circumstances, certain shareholders can be excluded from voting at their respective company's general meeting (such as where they have breached the limitations on ownership of shares discussed below).

Where a matter has been expressly categorised as a Joint Decision or a class rights action, the Directors cannot change that categorisation. If a matter is categorised as both, it is treated as a class rights action. Otherwise, the Directors decide how issues should be put to shareholders for approval.

Both companies have entered into shareholder joint voting agreements, where a Special Voting Share is issued to a special purpose company and held in trust for shareholders by a trustee.

When a resolution is put as a Joint Decision, each Rio Tinto plc share carries one vote at Rio Tinto plc shareholders meeting. The holder of the Special Voting Share has one vote for each vote cast by the public shareholders of Rio Tinto Limited in their parallel meeting. Holders of Rio Tinto Limited ordinary shares do not hold voting shares in Rio Tinto plc by virtue of their holding in Rio Tinto Limited, and cannot enforce the voting arrangements relating to the Special Voting Share. Instead, the trustee holding the Special Voting Share must vote in accordance with the votes cast by public shareholders on the equivalent resolution at the parallel Rio Tinto Limited shareholders' meeting.

The same arrangements apply for the trustee holding the Special Voting Share issued by Rio Tinto Limited to cast a vote at the Rio Tinto Limited shareholders meeting for each vote cast by the public shareholders of Rio Tinto plc in their parallel meeting.

Capital distribution arrangements

If either company goes into liquidation, the surplus assets of both companies are valued. If the surplus assets available for distribution by one company exceed the surplus assets available for distribution by the other company (on each of the shares held by its shareholders), then, to the extent permitted by law, an equalising payment must be made so that the amount available for distribution on each share held by shareholders of both companies reflects the Equalisation Ratio.

Limitations on ownership of shares and merger obligations

Control of interests in publicly listed companies in excess of defined thresholds, is regulated in both Australia and the UK. Under UK law, which applies to Rio Tinto plc, the threshold is 30% and under Australian law which applies to Rio Tinto Limited, the threshold is 20%. These thresholds also apply on a joint basis as Rio Tinto plc's Articles of Association and Rio Tinto Limited's Constitution extend these laws to apply to the combined entity. These provisions also ensure that a person cannot exercise control over one company without having made offers to the public shareholders of both companies. If one of these thresholds is exceeded, the person's voting and distribution rights are suspended, and their shares may be divested – until they offer for all publicly held shares of the other company, reduce their controlling interest below the thresholds specified, or acquire (by a permitted means) at least 50% of each company's publicly held shares.

This ensures equal treatment for all shareholders, with the Directors unable to offer exemptions.

Guarantees

Subject to limited exceptions, each company guarantees the other company's contractual obligations, creditors and the obligations of other persons guaranteed by the other company. All creditors can make demands on their guarantor without first having recourse to the company or persons whose obligations are being guaranteed.

The guarantor's obligations expire on termination of the Sharing Agreement (but only for obligations arising after termination) and under other limited circumstances (after due notice is given).

Markets

Rio Tinto plc

The principal market for Rio Tinto plc shares is the London Stock Exchange, with shares trading through the Stock Exchange Electronic Trading Service (SETS) system.

Rio Tinto plc American Depositary Receipts (ADRs) are listed on the New York Stock Exchange.

Rio Tinto Limited

Rio Tinto Limited shares are listed on the Australian Securities Exchange (ASX).

The ASX is the principal trading market for Rio Tinto Limited shares. The ASX is a national stock exchange with an automated trading system.

Share ownership

Substantial shareholders in Rio Tinto plc

The following table shows holdings of 3% or more of voting rights in Rio Tinto plc's ordinary shares as per the most recent notification of each respective holder to Rio Tinto plc under the UK Disclosure and Transparency Rule 5. The percentage of voting rights detailed below was calculated as at the date of the relevant disclosures. The following table shows shareholders who have provided this notice or an equivalent as of 31 December 2025.

Rio Tinto plc	Date of notice	Number of shares	Percentage of capital
BlackRock, Inc.[1]	4 Dec 2009	127,744,871	8.38
Shining Prospect Pte. Ltd	7 Dec 2018	182,550,329	14.02
The Capital Group Companies, Inc.	6 Jul 2022	51,648,733	4.13
JPMorgan Nominees Australia Ltd	9 Oct 2025	50,351,535	4.01

1. On 23 April 2025, BlackRock, Inc. filed an Amendment to Schedule 13G with the SEC and disclosed beneficial ownership of 88,630,056 ordinary shares in Rio Tinto plc, representing 7.1% of that class of shares.

Substantial shareholders in Rio Tinto Limited

Under the Australian *Corporations Act 2001*, any person with 5% or more voting power in Rio Tinto Limited is required to provide the company with notice. The following table shows shareholders who have provided this notice or an equivalent as of 5 February 2026:

Rio Tinto Limited	Date of notice	Number of shares	Percentage of capital[1]
State Street Corporation	19 Jan 2026	40,087,609	10.80
JP Morgan Chase & Co	15 Jan 2026	26,467,382	7.13
The Vanguard Group, Inc.[2]	18 Jul 2025	24,179,069	6.51
BlackRock, Inc.[3, 4]	5 Dec 2022	26,031,175	7.01
Shining Prospect Pte. Ltd	9 Feb 2018	see footnote[5]	see footnote[5]

1. The percentage of voting rights detailed was as disclosed in the notice received by the company, calculated at the time of the relevant disclosure.
2. In its substantial shareholder notice dated 18 July 2025, The Vanguard Group, Inc disclosed a holding of 57,095,506 shares in Rio Tinto plc and 24,179,069 shares in Rio Tinto Limited, which gave Vanguard Inc. and its associates voting power of 5.001% in the Rio Tinto Group on a Joint Decision Matter. Accordingly, in addition to being substantial shareholders of Rio Tinto Limited by virtue of interests held in Rio Tinto Limited's shares, through the operation of the Australian *Corporations Act 2001* as modified to apply to the DLC structure, these entities disclosed voting power of 5.001% in Rio Tinto Limited. Based on this notification, as at 18 July 2025, The Vanguard Group, Inc directly held a 6.51% interest in Rio Tinto Limited.
3. In its substantial holding notice dated 5 December 2022, BlackRock, Inc. disclosed a holding of 115,764,125 shares in Rio Tinto plc and 26,031,175 shares in Rio Tinto Limited, which gave BlackRock, Inc. and its associates voting power of 8.74% in the Rio Tinto Group on a Joint Decision matter. Accordingly, in addition to being substantial shareholders of Rio Tinto Limited by virtue of interests held in Rio Tinto Limited's shares, through the operation of the Australian *Corporations Act 2001* as modified to apply to the DLC structure, these entities disclosed voting power of 8.74% in Rio Tinto Limited. Based on this notification, as at 5 December 2022, BlackRock, Inc. directly held a 7.01% interest in Rio Tinto Limited.
4. On 2 February 2024, BlackRock, Inc. filed an Amendment to Schedule 13G with the SEC and disclosed beneficial ownership of 24,991,523 ordinary shares in Rio Tinto Limited as of 31 December 2023, representing 6.7% of that class of shares.
5. In its substantial holding notice filed on 9 February 2018, Shining Prospect Pte. Ltd disclosed that its holding of 182,550,329 Rio Tinto plc shares gave Shining Prospect Pte. Ltd and its associates voting power of 10.32% in the Rio Tinto Group on a Joint Decision matter. Accordingly, through the operation of the Australian *Corporations Act 2001* as modified to apply to the DLC structure, these disclosed voting power of 10.32% in Rio Tinto Limited.

As far as is known, Rio Tinto plc and Rio Tinto Limited are not directly or indirectly owned or controlled by another corporation or by any government or natural person. Rio Tinto is not aware of any arrangement that may result in a change in control of Rio Tinto plc or Rio Tinto Limited. No shareholder possesses voting rights that differ from those attaching to Rio Tinto plc's and Rio Tinto Limited's securities.

As of 5 February 2026, the total amount of the Group's voting securities owned by the Directors and Executives in Rio Tinto plc was 111,714 ordinary shares of 10p each or ADRs. There were 22,246 holders of record of Rio Tinto plc's shares. Of these holders, 337 had registered addresses in the US and held a total of 286,520 Rio Tinto plc shares, representing 0.02% of the total number of Rio Tinto plc shares issued and outstanding as at such date. In addition, 183,089,466 Rio Tinto plc shares were registered in the name of a custodian account in London which represented 14.58% of Rio Tinto plc shares issued and outstanding. These shares were represented by 183,089,466 Rio Tinto plc ADRs held on record by 402 ADR holders. In addition, certain accounts on record with registered addresses other than in the US hold shares, in whole or in part, beneficially for US persons.

As of 5 February 2026, the total amount of the Group's voting securities owned by Directors and Executives in Rio Tinto Limited was 94,660 shares, in aggregate representing less than 0.01% of the Group's total number of ordinary shares in issue. There were 185,612 holders of record of Rio Tinto Limited shares. Of these holders, 237 had registered addresses in the US, representing approximately 0.03% of the total number of Rio Tinto Limited shares issued and outstanding as of such date. In addition, nominee accounts of record with registered addresses other than in the US may hold Rio Tinto Limited shares, in whole or in part, beneficially for US persons.

Unquoted equity securities in Rio Tinto Limited

As at 5 February 2026, there were Rio Tinto Limited unquoted equity securities on issue, comprising 45,181 unvested Bonus Deferral Awards held by 4 holders; 998,237 unvested Management Share Awards held by 1,154 holders; and 2,331,118 unvested Performance Share Awards held by 299 holders, all of which were granted under the Rio Tinto Limited Equity Incentive Plan, and 1,691,822 unvested matching share rights were granted under the Rio Tinto Limited Global Employee Share Plan held by 18,530 holders. This information is provided in compliance with ASX Listing Rule 4.10.16.

Analysis of ordinary shareholders

	Rio Tinto plc				Rio Tinto Limited			
As at 5 February 2026	**No. of accounts**	**%**	**Shares**	**%**	**No. of accounts**	**%**	**Shares**	**%**
1 to 1,000 shares	16,630	74.76	5,141,549	0.40	161,315	86.91	38,761,873	10.44
1,001 to 5,000 shares	3,924	17.64	7,966,661	0.64	21,876	11.79	43,461,680	11.70
5,001 to 10,000 shares	457	2.07	3,159,958	0.25	1,692	0.91	11,650,866	3.14
10,001 to 25,000 shares	339	1.52	5,369,724	0.42	575	0.31	8,468,490	2.28
25,001 to 125,000 shares	420	1.89	23,759,914	1.89	116	0.06	5,129,123	1.38
125,001 to 250,000 shares	148	0.66	26,595,013	2.12	10	0.01	1,719,277	0.46
250,001 to 1,250,000 shares	223	1	134,546,445	10.72	15	0.01	8,230,767	2.22
1,250,001 to 2,500,000 shares	43	0.19	77,134,442	6.14	5	0.00	9,973,620	2.69
2,500,001 shares and over	62	0.27	972,349,377[1]	77.42	8	0.00	243,950,518	65.69
			1,256,023,083	100.00			371,346,214[3]	100.00
Number of holdings less than marketable parcel of A$500					2,169			

1. This includes 183,089,966 shares held in the name of a nominee on the share register. The shares are listed on the New York Stock Exchange (NYSE) in the form of American Depositary Receipts (ADRs).
2. The total issued share capital is made up of 1,256,023,083 publicly held shares and 1,547,592 shares held in Treasury.
3. Publicly held shares in Rio Tinto Limited.

Twenty largest registered shareholders

The following table lists the 20 largest registered holders of Rio Tinto Limited shares in accordance with the ASX listing rules, together with the number of shares and the percentage of issued capital each holds, as of 5 February 2026.

Rio Tinto Limited	**Number of shares**	**Percentage of issued share capital**
HSBC Custody Nominees (Australia) Limited	94,540,269	25.46
Citicorp Nominees Pty Ltd	65,380,821	17.61
J. P. Morgan Nominees Australia Pty Limited	56,225,999	15.14
BNP Paribas Noms Pty Ltd	11,634,065	3.13
BNP Paribas Nominees Pty Ltd (Agency Lending A/C)	8,155,483	2.20
BNP Paribas Nominees Pty Ltd Hub24 Custodial Serv Ltd	3,082,967	0.83
Citicorp Nominees Pty Limited (Colonial First State Inv A/C)	3,046,663	0.82
HSBC Custody Nominees (Australia) Limited (NT-Comnwlth Super Corp A/C)	2,635,917	0.71
Argo Investments Limited	2,345,139	0.63
Netwealth Investments Limited (WRAP Services A/C)	2,246,987	0.61
Australian Foundation Investment Company Limited	2,064,553	0.56
BNP Paribas Nominees Pty Ltd (Clearstream)	1,961,230	0.53
Mutual Trust Pty Ltd	1,558,248	0.42
CGU Insurance	1,060,864	0.29
BNP Paribas Noms (NZ) Ltd	998,941	0.27
Peter & Lyndy White Foundation Pty Ltd (P & L White Foundation A/C)	810,542	0.22
Netwealth Investments Limited (Super Services A/C)	672,271	0.18
Citicorp Nominees Pty Limited (143212 NMMT Ltd A/C)	595,905	0.16
BNP Paribas Noms Pty Ltd (Global Markets)	582,432	0.16
IOOF Investment Services Limited (IPS Superfund A/C)	579,403	0.16

Material contracts

Articles of Association, Constitution and DLC Sharing Agreement

As explained on page 336, under the terms of the DLC structure, shareholders of Rio Tinto plc and of Rio Tinto Limited entered into certain contractual arrangements designed to place the shareholders of both companies in substantially the same position as if they held shares in a single entity that owned all the assets of both companies. As far as is permitted by the UK *Companies Act 2006*, the Australian *Corporations Act 2001* and ASX Listing Rules, this principle is reflected in the Articles of Association of Rio Tinto plc and in the Constitution of Rio Tinto Limited.

The following summaries describe the material rights of shareholders of both Rio Tinto plc and Rio Tinto Limited.

Objects

At the 2009 AGMs, shareholders of Rio Tinto plc and Rio Tinto Limited approved amendments to their Articles of Association and Constitution whereby the object clauses were removed to allow the companies to have the widest possible scope of activities.

Directors' interests

Under Rio Tinto plc's Articles of Association, a Director may not vote in respect of any proposal in which he or she, or any other person connected with him or her, has any interest, other than by virtue of his or her interests in shares or debentures or other securities of, in or through the company, except in certain circumstances, including in respect of resolutions:

- Indemnifying him or her or a third party in respect of obligations incurred by the Director on behalf of, or for the benefit of, the company, or in respect of obligations of the company, for which the Director has assumed responsibility under an indemnity, security or guarantee.
- Relating to an offer of securities in which he or she may be interested as a holder of securities or as an underwriter.
- Concerning another body corporate in which the Director is beneficially interested in less than 1% of the issued shares of any class of shares of such a body corporate.
- Relating to an employee benefit in which the Director will share equally with other employees.
- Relating to liability insurance that the company is empowered to purchase for the benefit of Directors of the company in respect of actions undertaken as Directors (or officers) of the company.
- Concerning the giving of indemnities in favour of Directors or the funding of expenditure by Directors to defend criminal, civil or regulatory proceedings or actions against a Director.

Under Rio Tinto Limited's Constitution, a Director may be present at a meeting of the Board while a matter in which the Director has a material personal interest is being considered and may vote in respect of that matter, except where a Director is constrained by Australian law.

The Directors are empowered to exercise all the powers of the companies to borrow money; to charge any property or business of the companies or all, or any, of their uncalled capital; and to issue debentures or give any other security for a debt, liability or obligation of the companies or of any other person. The Directors shall restrict the borrowings of Rio Tinto plc to the limitation that the aggregate amount of all monies borrowed by the company and its subsidiaries shall not exceed an amount equal to 1.5 times the companies' share capital plus aggregate reserves unless sanctioned by an ordinary resolution of the company.

Directors are not required to hold any shares of either company by way of qualification. The Remuneration Report on pages 122-149 provides information on shareholding policies relating to Executive and Non-Executive Directors. Please refer to the Directors' Report for information on the appointment of Directors.

Rights attaching to shares

Under UK law, dividends on shares may only be paid out of profits available for distribution, as determined in accordance with generally accepted accounting principles and by the relevant law. Shareholders are entitled to receive such dividends as may be declared by the Directors. Directors may also pay interim dividends to shareholders as justified by the financial position of the Group.

Under the Australian *Corporations Act 2001*, dividends on shares may only be paid if the company's assets exceed its liabilities immediately before the dividend is declared, the excess is sufficient for the payment of the dividend, the payment is fair and reasonable to the company's shareholders as a whole, and the payment does not materially prejudice the company's ability to pay its creditors. Any Rio Tinto plc dividend unclaimed after 12 years from the date the dividend was declared, or became due for payment, will be forfeited and returned to the company. Any Rio Tinto Limited dividend unclaimed may be invested or otherwise used by the Board for the benefit of the company until claimed or otherwise disposed of according to Australian law. Rio Tinto Limited is governed by the State of Victoria's unclaimed monies legislation, which requires the company to pay to the state revenue office any unclaimed dividend payments of A$20 or more that on 1 March each year have remained unclaimed for over 12 months.

Voting

Voting at any general meeting of shareholders on a resolution on which the holder of the Special Voting Share is entitled to vote shall be decided by a poll, and any other resolution shall be decided by a show of hands unless a poll has been duly demanded. On a show of hands, every shareholder who is present in person or by proxy (or other duly authorised representative) and is entitled to vote, has one vote regardless of the number of shares held. The holder of the Special Voting Share is not entitled to vote in a show of hands. On a poll, every shareholder who is present in person or by proxy (or other duly authorised representative) and is entitled to vote, has one vote for every ordinary share for which he or she is the holder. In the case of Joint Decisions, the holder of the Special Voting Share has one vote for each vote cast in respect of the publicly held shares of the other company.

A poll may be demanded by any of the following:

- The Chair of the meeting.
- At least 5 shareholders entitled to vote on the resolution.
- Any shareholder(s) representing in the aggregate not less than one tenth (Rio Tinto plc) or one 20th (Rio Tinto Limited) of the total voting rights of all shareholders entitled to vote on the resolution.
- Any shareholder(s) holding Rio Tinto plc shares conferring a right to vote at the meeting on which there have been paid-up sums in the aggregate equal to not less than one tenth of the total sum paid up on all the shares conferring that right.
- The holder of the Special Voting Share of either company.

A proxy form gives the proxy the authority to demand a poll, or to join others in demanding one.

The necessary quorum for a Rio Tinto plc general meeting is 3 members present (in person or by proxy or other duly authorised representative) and entitled to vote. For a Rio Tinto Limited general meeting it is 2 members present (in person or by proxy or other duly authorised representative).

Matters are transacted at general meetings by the proposing and passing of resolutions as:

- Ordinary resolutions (for example the election of Directors), which require the affirmative vote of a majority of persons voting at a meeting for which there is a quorum.
- Special resolutions (for example amending the Articles of Association of Rio Tinto plc or the Constitution of Rio Tinto Limited), which require the affirmative vote of not less than three-quarters of the persons voting at a meeting at which there is a quorum.

The Sharing Agreement further classifies resolutions as Joint Decisions and class rights actions as explained on pages 336-337.

AGMs must be convened with 21 days' written notice for Rio Tinto plc and with 28 days' notice for Rio Tinto Limited. In accordance with the authority granted by shareholders at the Rio Tinto plc AGM in 2025, other meetings of Rio Tinto plc may be convened with 14 days' written notice for the passing of a special resolution, and with 14 days' notice for any other resolution, depending on the nature of the business to be transacted. All meetings of Rio Tinto Limited require 28 days' notice. In calculating the period of notice, any time taken to deliver the notice and the day of the meeting itself are not included. The notice must specify the nature of the business to be transacted.

Variation of rights

If, at any time, the share capital is divided into different classes of shares, the rights attached to each class may be varied, subject to the provisions of the relevant legislation, the written consent of holders of three-quarters in value of the shares of that class, or upon the adoption of a special resolution passed at a separate meeting of the holders of the shares of that class. At every such meeting, all of the provisions of the Articles of Association and Constitution relating to proceedings at a general meeting apply, except that the quorum for Rio Tinto plc should be 2 or more persons who hold or represent by proxy not less than one-third in nominal value of the issued shares of the class.

Rights upon a winding-up

Except as the shareholders have agreed or may otherwise agree, upon a winding-up, the balance of assets available for distribution after the payment of all creditors (including certain preferential creditors, whether statutorily preferred creditors or normal creditors), and subject to any special rights attaching to any class of shares, is to be distributed among the holders of ordinary shares according to the amounts paid-up on the shares held by them. This distribution should generally be made in cash. A liquidator may, however, upon the adoption of a special resolution of the shareholders, divide among the shareholders the whole or any part of the assets in specie or kind.

The Sharing Agreement describes the distribution of assets of each of the companies in the event of a liquidation, as explained on page 336.

Facility agreements

Details of the Group's credit facilities are set out in the Our capital and liquidity section to the financial statements on page 199.

Exchange controls and foreign investment

Rio Tinto plc

There are no UK foreign exchange controls or other restrictions on the import or export of capital by, or on the payment of dividends to, non-resident holders of Rio Tinto plc shares, or that materially affect the conduct of Rio Tinto plc's operations. It should be noted, however, that various sanctions, laws, regulations or conventions may restrict the import or export of capital by, or the payment of dividends to, non-resident holders of Rio Tinto plc shares. There are no restrictions under Rio Tinto plc's Articles of Association or under UK law that specifically limit the right of non-resident owners to hold or vote in Rio Tinto plc shares. However, certain of the provisions of the *Australian Foreign Acquisitions and Takeovers Act 1975* (the Takeovers Act) described below also apply to the acquisition by non-Australian persons of interests in securities of Rio Tinto plc.

Rio Tinto Limited

Under current Australian legislation, Australia does not impose general exchange or foreign currency controls. Subject to some specific requirements and restrictions, Australian and foreign currency may be freely brought into and sent out of Australia. There are requirements to report cash transfers in or out of Australia of A$10,000 or more. There is a prohibition on (or in some cases the specific prior approval of the Department of Foreign Affairs and Trade or Minister for Foreign Affairs must be obtained for) certain payments or other dealings connected with countries or parties identified with terrorism, or to whom United Nations or autonomous Australian sanctions apply. Sanction, anti-money laundering and counter terrorism laws may restrict or prohibit payments, transactions and dealings or require reporting of certain transactions.

Rio Tinto Limited may be required to deduct withholding tax from foreign remittances of dividends, to the extent that they are unfranked, and from payments of interest.

Acquisitions of interests in shares, and certain other equity instruments in Australian companies by non-Australian ("foreign") persons are subject to review and approval by the Treasurer of the Commonwealth of Australia under the Takeovers Act.

In broad terms, the Takeovers Act applies to acquisitions of interests in securities in an Australian entity by a foreign person where, as a result, a single foreign person (and any associate) would control 20% or more of the voting power or potential voting power in the entity. The potential voting power in an entity is determined having regard to the voting shares in the entity that would be issued if all rights (whether or not presently exercisable) in the entity were exercised.

The Takeovers Act also applies to direct investments by foreign government investors, in certain circumstances regardless of the size of the investment. Persons who are proposing relevant acquisitions or transactions may be required to provide notice to the Treasurer before proceeding with the acquisition or transaction, and may be required to register their interest on the Register of Foreign Ownership of Australian Assets.

The Treasurer has the power to order divestment in cases where relevant acquisitions or transactions have already occurred, including where prior notice to the Treasurer was not required. The Takeovers Act does not affect the rights of owners whose interests are held in compliance with the legislation.

Limitations on voting and shareholding

Except for the provisions of the Takeovers Act, there are no limitations imposed by law, Rio Tinto plc's Articles of Association or Rio Tinto Limited's Constitution, on the rights of non-residents or foreigners to hold the Group's ordinary shares or ADRs, or to vote that would not apply generally to all shareholders.

Directors

Appointment and removal of Directors

The appointment and replacement of Directors is governed by Rio Tinto plc's Articles of Association and Rio Tinto Limited's Constitution, relevant UK and Australian legislation, and the *UK Corporate Governance Code*. The Board may appoint a Director either to fill a casual vacancy or as an addition to the Board, so long as the total number of Directors does not exceed the limit prescribed in these constitutional documents. An appointed Director must retire and seek election to office at the next AGM of each company. In addition to any powers of removal conferred by the UK *Companies Act 2006* and the Australian *Corporations Act 2001*, the company may by ordinary resolution remove any Director before the expiry of his or her period of office and may, subject to these constitutional documents, by ordinary resolution appoint another person who is willing to act as a Director in their place. In line with the UK *Corporate Governance Code*, all Directors are required to stand for re-election at each AGM.

Directors' powers

The Board manages the business of Rio Tinto under the powers set out in these constitutional documents. These powers include the Directors' ability to issue or buy back shares. Shareholders' authority to empower the Directors to purchase its own ordinary shares is sought at the AGM each year. The constitutional documents can only be amended, or replaced, by a special resolution passed in general meeting by at least 75% of the votes cast.

UK listing rules cross-reference table

The following table contains only those sections of UK listing rule 6.6.1 which are relevant. The remaining sections of listing rule 6.6.1 are not applicable.

UK Listing rule	Description of listing rule	Reference in report
6.6.1 (1)	A statement of any interest capitalised by the Group during the year	Note 9 Finance income and finance costs.
6.6.1 (11)	Details of any arrangement under which a shareholder has waived or agreed to waive any dividends	See page 151.

Metal prices and exchange rates

Metal prices – average for the year		2025	2024	Increase/ (Decrease)
Copper	– US cents/lb	**451**	415	9 %
Aluminium	– $/tonne	**2,632**	2,419	9 %
Gold	– $/troy oz	**3,432**	2,386	44 %

Average exchange rates against the US dollar			
Pound sterling	**1.32**	1.28	3 %
Australian dollar	**0.64**	0.66	(2)%
Canadian dollar	**0.72**	0.73	(2)%
Euro	**1.13**	1.08	4 %
South African rand	**0.056**	0.055	3 %

Year-end exchange rates against the US dollar			
Pound sterling	**1.35**	1.25	8 %
Australian dollar	**0.67**	0.62	8 %
Canadian dollar	**0.73**	0.70	5 %
Euro	**1.18**	1.04	13 %
South African rand	**0.060**	0.053	13 %

Financial calendar

2026		
20	January	Fourth quarter 2025 operations review
	January	Closing date for receipt of nominations for candidates other than those recommended by the Board to be elected as Directors at the 2025 annual general meetings
19	February	Announcement of results for 2025
5	March	Rio Tinto plc and Rio Tinto Limited ordinary shares quoted “ex-dividend” for the 2025 final dividend
6	March	Rio Tinto plc ADRs quoted “ex-dividend” for the 2025 final dividend
6	March	Record date for the 2025 final dividend for Rio Tinto plc and Rio Tinto Limited ordinary shares and Rio Tinto plc ADRs
24	March	Final date for elections under the Rio Tinto plc and Rio Tinto Limited dividend reinvestment plans and under facilities for dividends to be paid in alternative currency for the 2025 final dividend
7	April	Dividend currency conversion date
16	April	Payment date for the 2025 final dividend to holders of ordinary shares and ADRs
21	April	First quarter 2026 operations review
6	May	Annual general meetings for Rio Tinto plc and Rio Tinto Limited
15	July	Second quarter 2026 operations review
29	July	Announcement of half-year results for 2026
13	August	Rio Tinto plc and Rio Tinto Limited ordinary shares quoted “ex-dividend” for the 2025 interim dividend
14	August	Rio Tinto plc ADRs quoted “ex-dividend” for the 2026 interim dividend
14	August	Record date for the 2025 interim dividend for Rio Tinto plc and Rio Tinto Limited ordinary shares and Rio Tinto plc ADRs
3	September	Final date for elections under the Rio Tinto plc and Rio Tinto Limited dividend reinvestment plans and under facilities for dividends to be paid in alternative currency for the 2026 interim dividend
15	September	Dividend currency conversion date
24	September	Payment date for the 2026 interim dividend to holders of ordinary shares and ADRs
14	October	Third quarter 2026 operations review

For more information or to confirm dates and times for your time zone, visit riotinto.com/financialcalendar

Contact details

Registered offices

Rio Tinto plc
6 St James's Square
London
SW1Y 4AD
UK
Registered in England No. 719885
Telephone: +44 (0)20 7781 2000
Website: riotinto.com

Rio Tinto Limited
Level 43, 120 Collins Street
Melbourne 3000
Australia
ABN 96 004 458 404
Telephone: +61 3 9283 3333
Website: riotinto.com

Rio Tinto's agent in the US is Cheree Finan, who may be contacted at
Rio Tinto Services Inc.
80 State Street
Albany
NY 12207-2543
US

Shareholders

Please refer queries about shareholdings to the respective registrar.

Rio Tinto plc
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol
BS99 6ZZ
UK
Telephone:
+44 (0)800 435 021 (in the UK)
+44 (0)370 703 6364 (overseas)
Website: computershare.com

Holders of Rio Tinto American Depositary Receipts (ADRs)
Please contact the ADR administrator if you have any queries about your ADRs.

ADR administrator
J.P. Morgan Chase Bank N.A.
Shareowner Services
PO Box 64504
St. Paul
MN 55164-0504
US residents only, toll free general:
+1 (800) 990 1135
Telephone from outside the US:
+1 (651) 453 2128
US residents only, toll free Global invest direct: +1 (800) 428 4237
Website: adr.com
Email: shareowneronline.com/informational/contact-us/

Rio Tinto Limited
Computershare Investor Services Pty Limited
GPO Box 2975
Melbourne
Victoria 3001
Australia
Telephone: +61 (0) 3 9415 4030
Australian residents only, toll free:
1800 813 292
New Zealand residents only, toll free:
0800 450 740
Website: computershare.com

Former Alcan Inc. shareholders
Computershare Investor Services Inc.
8th Floor
100 University Avenue
Toronto, ON
Canada
M5J 2Y1
Telephone: +1 (514) 982-7555
North American residents only,
toll free: +1 (800) 564-6253

Email: corporateactions@computershare.com
Website: computershare.com

Investor Centre

Investor Centre is Computershare's free, secure, self-service website, where shareholders can manage their holdings online. The website enables shareholders to:

- View share balances
- Change address details
- View payment and tax information
- Update payment instructions

In addition, shareholders who register their email address can be notified electronically of events such as annual general meetings, and can receive shareholder communications such as the *Annual Report* or notice of meeting electronically.

Rio Tinto plc shareholders

Website: investorcentre.co.uk

Rio Tinto Limited shareholders

Website: www-au.computershare.com/Investor

Cautionary statement about forward-looking statements

This report includes "forward-looking statements" within the meaning of the *Private Securities Litigation Reform Act of 1995*. All statements other than statements of historical facts included in this report, including, without limitation, those regarding Rio Tinto's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto's products, production forecasts, and reserve and resource positions), are forward-looking statements. The words "intend", "aim", "project", "anticipate", "estimate", "plan", "believes", "expects", "may", "should", "will", "target", "set to" or similar expressions, commonly identify such forward-looking statements.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding Rio Tinto's present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto's actual results, performance or achievements to differ materially from those in the forward-looking statements include, but are not limited to:

an inability to live up to Rio Tinto's values and any resultant damage to its reputation; the impacts of geopolitics on trade and investment; the impacts of climate change and the transition to a low-carbon future; an inability to successfully execute and/or realise value from acquisitions and divestments; the level of new ore resources, including the results of exploration programs and/or acquisitions; disruption to strategic partnerships that play a material role in delivering growth, production, cash or market positioning; damage to Rio Tinto's relationships with communities and governments; an inability to attract and retain requisite skilled people; declines in commodity prices and adverse exchange rate movements; an inability to raise sufficient funds for capital investment; inadequate estimates of ore resources and reserves; delays or overruns of large and complex projects; changes in tax regulation; changes in environmental, social and governance reporting standards; safety incidents or major hazard events; cyber breaches; physical impacts from climate change; the impacts of water scarcity; natural disasters; an inability to successfully manage the closure, reclamation and rehabilitation of sites; the impacts of civil unrest; breaches of Rio Tinto's policies, standards and procedures, laws or regulations; trade tensions between the world's major economies; increasing societal and investor expectations, in particular with regard to environmental, social and governance considerations; the impacts of technological advancements; and such other risks identified in Rio Tinto's most recent *Annual Report* and accounts in Australia and the United Kingdom and the most recent annual report on Form 20-F filed with the SEC or Form 6-Ks furnished to, or filed with, the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this report. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Nothing in this report should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.

riotinto.com

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Rio Tinto

Rio Tinto plc
6 St James's Square
London SW1Y 4AD
United Kingdom

Rio Tinto Limited
Level 43, 120 Collins Street
Melbourne VIC 3000
Australia